As Filed with the Securities and Exchange Commission on October 4, 2007
Registration Statement No. 333-145970

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

APPLIED DIGITAL SOLUTIONS, INC.
(Exact name of registrant as specified in its charter)

Delaware	0-26020	43-1641533
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
(561) 805-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael E. Krawitz
Chief Executive Officer and President
Applied Digital Solutions, Inc.
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
Phone: (561) 805-8000
Fax: (561) 805-8001
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Tammy L. Knight, Esq.	Kara L. MacCullough, Esq.	Patricia M. Petersen, Esq.
Holland & Knight LLP	Holland & Knight LLP	Digital Angel Corporation
One East Broward Boulevard,	701 Brickell Avenue,	1690 S. Congress Avenue,
Suite 1300	Suite 3000	Suite 201
Fort Lauderdale, Florida 33301	Miami, Florida 33131	Delray Beach, Florida 33445
Phone: (954) 525-1000	Phone: (305) 374-8500	Phone: (561) 276-0477
Fax: (954) 463-2030	Fax: (305) 789-7799	Fax: (561) 276-0977

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable after the effective time of the merger described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this joint proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer, solicitation or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 4, 2007

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

To the stockholders of Applied Digital Solutions, Inc. and Digital Angel Corporation:

On behalf of the boards of directors of Applied Digital Solutions, Inc. and Digital Angel Corporation, we are pleased to deliver our joint proxy statement/prospectus for the proposed merger involving Applied Digital and Digital Angel. We are seeking the approval of both Applied Digital and Digital Angel stockholders with respect to this transaction.

As of September 28, 2007, Applied Digital owned approximately 55.6% of Digital Angel’s outstanding shares of common stock. In the proposed merger, Digital Angel will become a wholly-owned subsidiary of Applied Digital. Upon completion of the merger, holders of Digital Angel common stock will be entitled to receive 1.4 shares of Applied Digital common stock for each share of Digital Angel common stock then held by them. This amount represents a premium for Digital Angel common stock of approximately 21% over the average closing price of Applied Digital and Digital Angel stock as of the previous twenty trading days ending on August 7, 2007. For purposes of illustration only, if the merger had been consummated on August 8, 2007, the last trading day prior to announcement of the merger, each share of Digital Angel common stock, which had a closing price of $1.40 per share, would have been exchanged for 1.4 shares of Applied Digital common stock with a value of $1.54 (based on Applied Digital’s common stock closing price of $1.10 per share on that same date). By comparison, if the merger had been consummated on October 3, 2007, the latest practicable date before the printing of this joint proxy statement/prospectus, each share of Digital Angel common stock, which had a closing price of $1.44 per share, would have been exchanged for 1.4 shares of Applied Digital common stock with a value of $1.47 (based on the closing price of Applied Digital’s common stock of $1.05 per share on that same date). Because Applied Digital stock represents 100% of the merger consideration, the value of the overall merger consideration to Digital Angel stockholders on those dates, respectively, was $1.54 per share and $1.47 per share. Applied Digital and Digital Angel estimate that Applied Digital will issue approximately 28,524,641 shares of Applied Digital common stock in the merger based on the number of shares of Digital Angel common stock outstanding on September 28, 2007, and will reserve an additional approximately 18,194,700 shares of Applied Digital common stock for issuance in connection with Applied Digital’s assumption of Digital Angel’s outstanding options, warrants and restricted stock.

The shares of Applied Digital common stock issued to Digital Angel stockholders in connection with the merger are expected to represent approximately 28.7% of the outstanding shares of Applied Digital common stock immediately following the consummation of the merger, based on the number of shares of Applied Digital common stock and Digital Angel common stock outstanding on September 28, 2007. Applied Digital common stock is traded on the Nasdaq Capital Market under the trading symbol “ADSX,” and Digital Angel common stock is traded on the American Stock Exchange under the trading symbol “DOC.” On October 3, 2007, the latest practicable date before the printing of this joint proxy statement/prospectus, the closing sale price of Applied Digital common stock was $1.05 as reported on the Nasdaq Capital Market, and the closing sale price of Digital Angel common stock was $1.44 as reported on the American Stock Exchange.

For Applied Digital and Digital Angel to complete the merger, Applied Digital stockholders must vote to approve the issuance of shares of Applied Digital common stock in connection with the merger and to approve and adopt the amendment to Applied Digital’s certificate of incorporation to increase the total number of authorized shares of Applied Digital capital stock from 130 million shares, of which 125 million are common stock, to 170 million shares, of which 165 million will be common stock. In addition, the holders of a majority of the outstanding shares of Digital Angel common stock and the holders of a majority of the outstanding shares of Digital Angel common stock not held by Applied Digital or its affiliates must vote to approve and adopt the merger agreement. Applied Digital will hold a special meeting and Digital Angel will hold a special and annual meeting of stockholders to obtain these approvals.

The boards of directors of Applied Digital and Digital Angel, based on the recommendation of the special committee of independent directors of the applicable company, unanimously recommend the merger and believe that the combination of the two companies is advisable and in the best interest of their respective stockholders based upon the analysis, investigation and deliberation conducted by both Applied Digital and Digital Angel.

We encourage you to read this joint proxy statement/prospectus for important information about the merger, the special meeting of Applied Digital and the special and annual meeting of Digital Angel. In particular, you should carefully consider the discussion in the section of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 24.

Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the special meeting of stockholders of Applied Digital or the special and annual meeting of stockholders of Digital Angel, please take the time to vote by completing and mailing the enclosed proxy card and returning it in the preaddressed envelope provided as soon as possible.

Sincerely,	Sincerely,

DANIEL E. PENNI Chairman of the Board of Directors of Applied Digital Solutions, Inc.	SCOTT R. SILVERMAN Chairman of the Board of Directors of Digital Angel Corporation

This joint proxy statement/prospectus is dated October • , 2007, and is first being mailed to the stockholders of Applied Digital and Digital Angel on or about October 5, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

SOURCES OF ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information from other documents filed by Applied Digital with the Securities and Exchange Commission, or SEC. Those documents include important information about Applied Digital that is not included in or delivered with this joint proxy statement/prospectus. You can obtain any of the documents filed with the SEC from Applied Digital and Digital Angel, as the case may be, or through the SEC or the SEC’s website. The address of that site is http://www.sec.gov. Stockholders of Applied Digital and Digital Angel may obtain documents filed with the SEC or documents incorporated by reference in this joint proxy statement/prospectus, when available, free of cost, by directing a written or oral request to the appropriate company at:

Applied Digital Solutions, Inc.	Digital Angel Corporation
1690 South Congress Avenue, Suite 200	490 Villaume Avenue
Delray Beach, Florida 33445	South St. Paul, Minnesota 55075
Telephone: (561) 805-8000	Telephone: (651) 455-1621
Attention: Investor Relations	Attention: Investor Relations

In addition, if you have questions about the merger, Applied Digital’s special meeting, or Digital Angel’s special and annual meeting, or if you need to obtain copies of this joint proxy statement/prospectus, proxy cards, or other documents incorporated by reference into this joint proxy statement/prospectus, you may contact D.F. King & Co., Inc., Applied Digital’s and Digital Angel’s proxy solicitor, at the address and telephone number listed below. You will not be charged for any of the documents you request.

D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Telephone: (800) 967-7635

If you would like to request documents, in order to ensure timely delivery, you must do so at least five business days before the date of the special meeting of Applied Digital and the special and annual meeting of Digital Angel. This means you must request this information no later than November 19, 2007. Applied Digital and Digital Angel, as the case may be, will mail properly requested documents to requesting stockholders by first class mail, or another equally prompt means, within one business day after receipt of such requests.

See “Where You Can Find More Information.”

All information contained in this joint proxy statement/prospectus reflects reclassified financial information to reflect Digital Angel’s former OuterLink Corporation subsidiary as discontinued operations and to reflect Applied Digital’s InfoTech USA, Inc. subsidiary as discontinued operations. In addition, the sections entitled “Unaudited Pro Forma Condensed Financial Data Reflecting the Reclassification of Applied Digital’s Subsidiaries, Computer Equity Corporation and Perimeter Acquisition Corp., as Discontinued Operations” and “Unaudited Pro Forma Condensed Combined Financial Data Reflecting the Merger,” which sections begin on page 111, reflect Applied Digital’s subsidiaries, Computer Equity Corporation and Perimeter Acquisition Corp., as discontinued operations.

APPLIED DIGITAL SOLUTIONS, INC.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD NOVEMBER 27, 2007

To the stockholders of Applied Digital Solutions, Inc.:

You are cordially invited to attend the special meeting of stockholders of Applied Digital Solutions, Inc., which will be held on November 27, 2007, at 9:00 a.m., Eastern Standard Time, at the Renaissance Boca Raton Hotel, 2000 N.W. 19th Street, Boca Raton, Florida 33431. If you owned common stock at the close of business on September 28, 2007, you may vote at this meeting or any adjournments or postponements thereof.

The enclosed notice of meeting identifies each business proposal for your action. The board of directors unanimously recommends the following proposals:

Recommended
Proposal		Vote

1.	To approve the issuance of shares of Applied Digital common stock to Digital Angel stockholders pursuant to the agreement and plan of reorganization, dated as of August 8, 2007, among Applied Digital, Digital Angel Acquisition Corp., a wholly-owned subsidiary of Applied Digital, and Digital Angel;	FOR
2.	To approve and adopt an amendment to Applied Digital’s certificate of incorporation to increase the total number of authorized shares of Applied Digital capital stock from 130 million shares, of which 125 million shares are common stock, to 170 million shares, of which 165 million shares will be common stock;	FOR
3.	To ratify the appointment of Michael E. Krawitz as a member of Applied Digital’s board of directors to hold office until the 2010 Annual Meeting of Stockholders or until his successor has been duly elected and qualified;	FOR
4.	To approve the issuance of shares of Applied Digital common stock in lieu of cash to five officers of Applied Digital, including its president and chief executive officer, should severance payments be triggered and should Applied Digital desire or be obligated to issue common stock instead of cash;	FOR
5.	If submitted to a vote of the Applied Digital stockholders, to approve an adjournment or postponement of the special meeting, including, if necessary, to solicit additional proxies in favor of the merger proposals if there are not sufficient votes for these proposals; and	FOR
6.	To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

Proposals 1 and 2 are referred to as the merger proposals. Approval of the matters to be voted on at the special meeting, other than the merger proposals, are not a condition to the merger.

The board of directors is not aware of any other proposals for the special meeting.

A joint proxy statement/prospectus containing information about the matters to be acted on at the special meeting and a form of proxy are enclosed with this notice of special meeting.

If you plan to attend the special meeting, please mark the appropriate box on your proxy card to help us plan for the special meeting. You will need an admission card to attend the special meeting. If your shares are registered in your name, you are a stockholder of record. Your admission card is attached to your proxy card, and you will need to bring it with you to the special meeting. If your shares are in the name of your broker or bank, your shares are held in “street name.” Ask your broker or bank for an admission card in the form of a legal proxy to bring with you to the special meeting. If you do not receive the legal proxy in time, bring your brokerage statement with you to the special meeting so that we can verify your ownership of our stock on the record date and admit you to the special meeting. However, you will not be able to vote your shares at the special meeting without a legal proxy.

Your vote is important regardless of the number of shares you own. We encourage you to vote by proxy so that your shares will be represented and voted at the special meeting even if you cannot attend. All stockholders can vote by written proxy card. Many stockholders also can vote by proxy via a touch-tone telephone from the U.S. and Canada, using the toll-free number on your proxy card or via the internet using the instructions on your proxy card. In addition, stockholders may vote in person at the special meeting, as described above.

Each stockholder is urged to vote promptly by signing and returning the enclosed proxy card, using the telephone voting system, or accessing the world wide website indicated on your proxy card to vote via the internet. If a stockholder decides to attend the special meeting, he or she may revoke their proxy and vote the shares in person.

Sincerely,

MICHAEL E. KRAWITZ
President and Chief Executive Officer

Delray Beach, Florida
October • , 2007

DIGITAL ANGEL CORPORATION

NOTICE OF SPECIAL AND ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD NOVEMBER 27, 2007

To the stockholders of Digital Angel Corporation:

You are cordially invited to attend the special and annual meeting of stockholders of Digital Angel Corporation, which will be held on November 27, 2007, at 10:00 a.m., Eastern Standard Time, at the Renaissance Boca Raton Hotel, 2000 N.W. 19th Street, Boca Raton, Florida, 33431. If you owned common stock at the close of business on September 28, 2007, you may vote at this meeting or any adjournments or postponements thereof.

The enclosed notice of meeting identifies each business proposal for your action. The board of directors unanimously recommends the following proposals:

Recommended
Proposal		Vote

1.	To approve and adopt the agreement and plan of reorganization, dated as of August 8, 2007, among Digital Angel, Applied Digital and Digital Angel Acquisition Corp, a wholly-owned subsidiary of Applied Digital;	FOR
2.	To elect five directors, each to serve until the next annual meeting of stockholders, in each case, until their successors are duly elected and qualified;	FOR
3.	To approve and adopt an amendment to Digital Angel’s restated certificate of incorporation to remove the requirement that holders of 66.6% of the issued and outstanding shares of Digital Angel common stock approve the issuance of common stock (including options or warrants) for non-cash consideration or for less than fair market value;	FOR
4.	If submitted to a vote of the Digital Angel stockholders, to approve an adjournment or postponement of the special and annual meeting, including, if necessary, to solicit additional proxies in favor of the approval and adoption of the agreement and plan of reorganization, if there are not sufficient votes to approve and adopt the agreement and plan or reorganization by a majority of those shares not held by Applied Digital and its affiliates; and	FOR
5.	To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

As Digital Angel has not yet held its 2007 annual meeting, the special and annual meeting of stockholders will present to the stockholders, for their vote, proposals relating to corporate governance, such as those presented in proposals 2 and 3, as well as the proposal relating to the merger (proposal 1). Approval of the matters to be voted on at the special and annual meeting, other than approval of the merger proposal, is not a condition to the merger.

The board of directors is not aware of any other proposals for the special and annual meeting.

A joint proxy statement/prospectus containing information about the matters to be acted on at the special and annual meeting and a form of proxy are enclosed with this notice of special and annual meeting.

If you plan to attend the special and annual meeting, please mark the appropriate box on your proxy card to help us plan for the special and annual meeting. You will need an admission card to attend the special and annual meeting. If your shares are registered in your name, you are a stockholder of record. Your admission card is attached to your proxy card, and you will need to bring it with you to the special and annual meeting. If your shares are in the name of your broker or bank, your shares are held in “street name.” Ask your broker or bank for an admission card in the form of a legal proxy to bring with you to the special and annual meeting. If you do not receive the legal proxy in time, bring your brokerage statement with you to the special and annual meeting so that we can verify your ownership of our stock on the record date and admit you to the special and annual meeting. However, you will not be able to vote your shares at the special and annual meeting without a legal proxy.

Your vote is important regardless of the number of shares you own. We encourage you to vote by proxy so that your shares will be represented and voted at the special and annual meeting even if you cannot attend. All stockholders can vote by written proxy card. Many stockholders also can vote by proxy via a touch-tone telephone from the U.S. and Canada, using the toll-free number on your proxy card or via the internet using the instructions on your proxy card. In addition, stockholders may vote in person at the special and annual meeting as described above.

Each stockholder is urged to vote promptly by signing and returning the enclosed proxy card, using the telephone voting system, or accessing the world wide website indicated on your proxy card to vote via the internet. If a stockholder decides to attend the special and annual meeting, he or she may revoke their proxy and vote the shares in person.

Sincerely,

SCOTT R. SILVERMAN
Chairman of the Board of Directors

South St. Paul, Minnesota
October • , 2007

i

Page

Applied Digital Proposal 1: Approval of the Issuance of Applied Digital Common Stock Pursuant to the Merger Agreement	48
Recommendation of the Board of Directors	48
Applied Digital Proposal 2: Approval and Adoption of an Amendment to the Certificate of Incorporation of Applied Digital to Increase Number of Authorized Shares of Applied Digital Common Stock	49
Recommendation of the Board of Directors	49
Applied Digital Proposal 3: Approval of the Ratification of the Appointment of Michael E. Krawitz as a Member of Applied Digital’s Board of Directors to Hold Office Until the 2010 Annual Meeting of Stockholders or Until His Successor Has Been Duly Elected and Qualified	50
Recommendation of the Board of Directors	53
Applied Digital Proposal 4: Approval of the Issuance of Shares of Applied Digital Common Stock in Lieu of Cash to Five Officers of Applied Digital, Including its President and Chief Executive Officer, Should Severance Payments Be Triggered and Should Applied Digital Desire or Be Obligated to Issue Common Stock Instead of Cash	53
Recommendation of the Board of Directors	55
Applied Digital Proposal 5: Approval, if Necessary, of an Adjournment or Postponement of the Special Meeting, Including, if Necessary, to Solicit Additional Proxies in Favor of the Merger Proposals if There are Not Sufficient Votes for These Proposals	55
Recommendation of the Board of Directors	55
Record Date	55
Voting of Proxies at the Special Meeting and Revocation of Proxies	56
How to Revoke a Proxy	57
Quorum	57
Solicitation of Proxies and Expenses	57
Contact for Questions and Assistance in Voting	58
Board of Directors Recommendations	58
THE SPECIAL AND ANNUAL MEETING OF DIGITAL ANGEL STOCKHOLDERS	59
General	59
Date, Time and Place of Digital Angel Special and Annual Meeting	59
Purpose	59
Digital Angel Proposal 1: The Approval and Adoption of the Merger Agreement	59
Recommendation of the Board of Directors	59
Digital Angel Proposal 2: To Elect Five Directors, Each to Serve Until the Next Annual Meeting of Stockholders, in Each Case, Until Their Successors are Duly Elected and Qualified	60
Recommendation of the Board of Directors	62
Digital Angel Proposal 3: The Approval and Adoption of an Amendment to the Restated Certificate of Incorporation	62
Recommendation of the Board of Directors	63
Digital Angel Proposal 4: Approval, if Necessary, of an Adjournment or Postponement of the Special and Annual Meeting, Including, if Necessary, to Solicit Additional Proxies in Favor of the Approval and Adoption of the Merger Agreement, if There are Not Sufficient Votes to Approve and Adopt the Merger Agreement by a Majority of Those Shares Not Held by Applied Digital and its Affiliates	63
Recommendation of the Board of Directors	63
Record Date	63

Page

Director and Officer Indemnification	106
Board of Directors of Applied Digital Following the Merger	106
Conditions to Completion of the Merger	106
Termination	109
Fees and Expenses of the Merger	109
Amendment and Waiver	110
UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA REFLECTING THE RECLASSIFICATION OF APPLIED DIGITAL’S SUBSIDIARIES, COMPUTER EQUITY CORPORATION AND PERIMETER ACQUISITION CORP., AS DISCONTINUED OPERATIONS	111
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA REFLECTING THE MERGER	116
INFORMATION ABOUT APPLIED DIGITAL	124
DIGITAL ANGEL SELECTED HISTORICAL FINANCIAL DATA	127
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF DIGITAL ANGEL	129
DESCRIPTION OF DIGITAL ANGEL’S BUSINESS	153
MANAGEMENT OF DIGITAL ANGEL	167
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	188
PERFORMANCE GRAPH OF DIGITAL ANGEL	192
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF DIGITAL ANGEL	193
DESCRIPTION OF APPLIED DIGITAL’S CAPITAL STOCK	195
COMPARISON OF THE RIGHTS OF STOCKHOLDERS OF APPLIED DIGITAL AND DIGITAL ANGEL	197
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES	203
VALIDITY OF COMMON STOCK	205
EXPERTS	205
WHERE YOU CAN FIND MORE INFORMATION	206
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	207
DIGITAL ANGEL CORPORATION AND SUBSIDIARIES INDEX TO FINANCIAL STATEMENTS	FS-1
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS	II-1
SIGNATURES	II-5
EXHIBIT INDEX	II-6
List of Annexes

ANNEX A	Agreement and Plan of Reorganization
ANNEX B	Opinion of Duff & Phelps, LLC
ANNEX C	Opinion of Seven Hills Partners LLC
ANNEX D	Form of Certificate of Amendment to Certificate of Incorporation of Applied Digital
ANNEX E	Amendment to the Restated Certificate of Incorporation of Digital Angel
ANNEX F	Employment and Non-Compete Agreement between Applied Digital and Michael Krawitz dated December 6, 2006
ANNEX G	Applied Digital Severance Policy
EX-5.1 Opinion of Holland & Knight LLP
EX-23.1 Consent of Eisner LLP
EX-23.2 Consent of Eisner LLP

QUESTIONS AND ANSWERS

The following questions and answers are intended to briefly address some commonly asked questions regarding the Applied Digital special meeting and the Digital Angel special and annual meeting, and in particular, the merger. These questions and answers may not address all questions that may be important to you as an Applied Digital or Digital Angel stockholder. Please refer to the more detailed information contained elsewhere in this joint proxy statement/prospectus and the annexes attached to this joint proxy statement/prospectus.

Q:	Why am I receiving these materials?

A:	Applied Digital and Digital Angel are sending you these materials to help you decide how to vote your shares of Applied Digital or Digital Angel stock with respect to the proposed merger. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus.

The merger cannot be completed unless a majority of Digital Angel stockholders, and a majority of Digital Angel stockholders other than Applied Digital and its affiliates, approve and adopt the merger agreement and Applied Digital stockholders approve the issuance of Applied Digital common stock in the merger and approve and adopt an amendment to Applied Digital’s certificate of incorporation. Applied Digital is holding its special meeting of stockholders and Digital Angel is holding its special and annual meeting of stockholders to vote on the proposals necessary to complete the merger. Information about these meetings, the merger and the other business to be considered by stockholders is contained in this joint proxy statement/prospectus.

Applied Digital and Digital Angel are delivering this joint proxy statement/prospectus to you as both a joint proxy statement of Applied Digital and Digital Angel and a prospectus of Applied Digital. It is a joint proxy statement because the boards of directors of Applied Digital and Digital Angel are soliciting proxies from their respective stockholders. It is a prospectus because Applied Digital will issue shares of its common stock in exchange for shares of Digital Angel common stock in the merger.

GENERAL QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What is the proposed transaction?

A:	Applied Digital, Digital Angel Acquisition Corp., a wholly-owned subsidiary of Applied Digital, and Digital Angel have entered into a merger agreement pursuant to which Digital Angel Acquisition Corp. will merge with and into Digital Angel. As of September 28, 2007, Applied Digital owned approximately 55.6% of Digital Angel’s outstanding shares of common stock. In connection with the merger, Applied Digital will acquire all of the outstanding shares of common stock of Digital Angel that it does not currently own (approximately 20.4 million, or 44.4%, of the outstanding shares of Digital Angel as of September 28, 2007). After the merger, Digital Angel will be a wholly-owned subsidiary of Applied Digital and each share of Digital Angel common stock then outstanding, other than shares owned by Applied Digital or its affiliates, will be canceled and automatically converted into the right to receive 1.4 shares of Applied Digital common stock. The total number of shares of Applied Digital common stock issuable as merger consideration is subject to adjustment, as is more fully described under “The Merger Agreement — Exchange of Shares.” Applied Digital stockholders will continue to own their existing shares in Applied Digital.

Q:	Why are Applied Digital and Digital Angel proposing the merger?

A:	The boards of directors of Applied Digital and Digital Angel believe that the combination of Applied Digital and Digital Angel will benefit the stockholders of both companies by eliminating redundant management and other expenses and creating a combined company that will have a stronger capital base and improved operating efficiencies. To review the reasons for the merger in greater detail, see “The Merger — Applied Digital’s Reasons for the Merger” and “The Merger — Digital Angel’s Reasons for the Merger.”

v

Q:	When do Applied Digital and Digital Angel expect to complete the merger?

A:	Applied Digital and Digital Angel expect to complete the merger after all conditions to the merger in the merger agreement are satisfied or waived. Applied Digital and Digital Angel currently expect to complete the merger by the end of 2007. However, it is possible that factors outside of either company’s control could require Applied Digital or Digital Angel to complete the merger at a later time or not to complete it at all.

Q:	What conditions are required to be satisfied to complete the merger?

A:	Applied Digital and Digital Angel are not required to complete the merger unless certain specified conditions are satisfied or waived. These conditions include, but are not limited to:

•	approval of the issuance of shares of Applied Digital common stock in the merger by the Applied Digital stockholders;

•	approval and adoption of an amendment to Applied Digital’s certificate of incorporation by the Applied Digital stockholders;

•	approval and adoption of the merger agreement by the holders of a majority of the outstanding shares of Digital Angel common stock and the holders of a majority of the outstanding shares of Digital Angel common stock not held by Applied Digital or its affiliates; and

•	effectiveness of the Registration Statement on Form S-4, of which this joint proxy statement/prospectus is a part.

There can be no assurance that these conditions to complete the merger will be satisfied. For a more complete summary of the conditions that must be satisfied or waived prior to the effective time of the merger, see “The Merger Agreement — Conditions to Completion of the Merger.”

Q:	When will I be able to sell my shares?

A:	Upon completion of the merger, all shares of Applied Digital common stock received by Digital Angel stockholders in connection with the merger will be tradable on the Nasdaq Capital Market. If a Digital Angel stockholder is considered an affiliate of Applied Digital or Digital Angel under the Securities Act, in order to sell shares of Applied Digital common stock received in connection with the merger, that stockholder must comply with the resale provisions of Rule 145 or Rule 144, as applicable, under the Securities Act or sell the shares as otherwise permitted under the Securities Act. For a more complete description of these restrictions, see “The Merger — Restriction on Resales of Applied Digital Common Stock by Affiliates.”

Q:	Are there risks associated with the merger that I should consider in deciding how to vote?

A:	Yes. There are a number of risks related to the merger that are discussed in this joint proxy statement/prospectus and in other documents incorporated by reference. You should read carefully the detailed description of the risks associated with the merger and industry and business risks related to Applied Digital, Digital Angel and their respective businesses, as described in “Risk Factors.”

Q:	What are the tax consequences of the merger?

A:	Assuming the merger is consummated, as described in the merger agreement and this joint proxy statement/prospectus, it is the opinion of Holland & Knight LLP that the merger will be treated as a “reorganization” under Section 368(a) of the Internal Revenue Code and that Digital Angel stockholders will not recognize any gain or loss by reason of the merger, subject to the limitations described under “Material United States Federal Income Tax Consequences.”

Please review carefully the information under “Material United States Federal Income Tax Consequences” for a description of the material United States federal income tax consequences of the merger. The tax consequences to you will depend on your own situation. Please consult your tax advisors for a full understanding of the tax consequences of the merger to you.

Q:	Are Applied Digital stockholders or Digital Angel stockholders entitled to dissent and require appraisal of their shares?

A:	No. Neither Applied Digital stockholders nor Digital Angel stockholders have dissenters’ rights of appraisal under Delaware law in connection with the merger or any other proposals to be voted upon at the meetings. For a more complete description, see “The Merger — Appraisal Rights.”

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this joint proxy statement/prospectus, please vote your shares as soon as possible so that your shares will be represented at your respective company’s meeting. Please follow the instructions set forth on the proxy card, or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q:	How do I vote?

A:	You may vote before the Applied Digital special meeting or the Digital Angel special and annual meeting in one of the following ways:

•	use the toll-free number shown on your proxy card;

•	visit the website shown on your proxy card to vote via the internet; or

•	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

You may also cast your vote in person at your respective company’s meeting.

If your shares are held in “street name,” through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote at the meeting will need to obtain a proxy form from the institution that holds their shares.

Q:	Can I revoke or change my vote after I have delivered my proxy?

A:	Yes. You may revoke or change your vote at any time before your proxy is voted at the Applied Digital special meeting or the Digital Angel special and annual meeting, as applicable. You can do this in any of the three following ways:

•	by sending a written notice to the Secretary of Applied Digital or the Secretary of Digital Angel, as applicable, in time to be received before the Applied Digital special meeting or the Digital Angel special and annual meeting, as applicable, stating that you would like to revoke your proxy;

•	by completing, signing and dating another proxy card and returning it by mail in time to be received before the Applied Digital special meeting or the Digital Angel special and annual meeting, as applicable, or, if you submitted your proxy through the internet or by telephone, by submitting a proxy card at a later date, in which case your later-submitted proxy will be recorded and your earlier proxy revoked; or

•	if you are a holder of record, by attending the meeting and voting in person. Simply attending the Applied Digital special meeting or Digital Angel special and annual meeting without voting will not revoke your proxy or change your vote.

If your shares of Applied Digital common stock or Digital Angel common stock are held in an account at a broker or other nominee and you desire to change your vote, you should contact your broker or other nominee for instructions on how to do so.

Q:	What should I do if I receive more than one set of voting materials for the Applied Digital special meeting or the Digital Angel special and annual meeting?

A:	You may receive more than one set of voting materials for the Applied Digital special meeting or the Digital Angel special and annual meeting, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares of Applied Digital common stock or Digital Angel common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares of Applied Digital common stock or Digital Angel common stock. If you are a holder of record and your shares of Applied Digital common stock or Digital Angel common stock are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:	What happens if I am a stockholder of both Applied Digital and Digital Angel?

A:	If you are a stockholder of both Applied Digital and Digital Angel, you will receive two separate packages of proxy materials. A vote as a Digital Angel stockholder for the proposal to approve and adopt the merger agreement will not constitute a vote as an Applied Digital stockholder for the proposal to approve and adopt an amendment to the certificate of incorporation or the proposal to issue Applied Digital common stock pursuant to the merger agreement, or vice versa. Therefore, please sign, date and return all proxy cards that you receive, whether from Applied Digital or Digital Angel, or vote as both an Applied Digital stockholder and Digital Angel stockholder by internet or telephone.

QUESTIONS AND ANSWERS FOR APPLIED DIGITAL STOCKHOLDERS

Q:	When and where is the special meeting of Applied Digital stockholders?

A:	Applied Digital will hold a special meeting of its stockholders on November 27, 2007, at 9:00 a.m., Eastern Standard Time, at the Renaissance Boca Raton Hotel, 2000 N.W. 19th Street, Boca Raton, Florida 33431.

Q:	Who can vote at the Applied Digital special meeting?

A:	All Applied Digital stockholders of record as of the close of business on September 28, 2007, the record date for the Applied Digital special meeting, are entitled to receive notice of and to vote at the Applied Digital special meeting.

Q:	How can I obtain admission to the Applied Digital special meeting?

A:	You will need an admission card to attend the Applied Digital special meeting. If your shares are registered in your name, you are a stockholder of record. Your admission card is attached to your proxy card, and you will need to bring it with you to the Applied Digital special meeting. If your shares are in the name of your broker or bank, your shares are held in “street name.” Ask your broker or bank for an admission card in the form of a legal proxy to bring with you to the Applied Digital special meeting. If you do not receive the legal proxy in time, bring your brokerage statement with you to the Applied Digital special meeting so that Applied Digital can verify your ownership of Applied Digital stock on the record date and admit you to the Applied Digital special meeting. However, you will not be able to vote your shares at the Applied Digital special meeting without a legal proxy.

Q:	Will there be any other business conducted at the Applied Digital special meeting?

A:	The other items of business to be conducted at the Applied Digital special meeting are to:

•	ratify the appointment of Michael E. Krawitz as a member of Applied Digital’s board of directors, as described in proposal 3;

•	approve the issuance of shares of Applied Digital common stock in lieu of cash to five officers of Applied Digital, including its president and chief executive officer, should severance payments be triggered and should Applied Digital desire or be obligated to issue common stock instead of cash, as described in proposal 4; and

•	if submitted to Applied Digital’s stockholders, approve an adjournment or postponement of the special meeting, including, if necessary, to solicit additional proxies in favor of the merger proposals if there are not sufficient votes for these proposals, as described in proposal 5.

Q:	What vote is required to approve the proposals at the Applied Digital special meeting?

A:	To approve the issuance of shares of Applied Digital common stock to Digital Angel stockholders pursuant to the merger agreement: The affirmative vote of a majority of the total votes cast at the special meeting by holders of Applied Digital common stock outstanding as of the record date.

To approve and adopt an amendment to Applied Digital’s certificate of incorporation: The affirmative vote of the holders of a majority of the outstanding shares of Applied Digital common stock entitled to vote at the special meeting.

To ratify the appointment of Michael E. Krawitz as a member of Applied Digital’s board of directors to hold office until the 2010 Annual Meeting of Stockholders or until his successor has been duly elected and qualified: The affirmative vote of a majority of the votes represented at the special meeting.

To approve the issuance of shares of Applied Digital common stock in lieu of cash to five officers of Applied Digital, including its president and chief executive officer, should severance payments be triggered and should Applied Digital desire or be obligated to issue common stock instead of cash: The affirmative vote of a majority of the total votes cast at the special meeting by holders of Applied Digital common stock outstanding as of the record date.

If submitted to Applied Digital stockholders, to approve an adjournment or postponement of the special meeting, including, if necessary, to solicit additional proxies in favor of the merger proposals if there are not sufficient votes for these proposals: A majority of the stockholders entitled to vote at the special meeting, present in person or by proxy, have the power to adjourn the meeting to such time and place at they may determine.

Your vote is very important. You are encouraged to submit a proxy as soon as possible.

Q:	What constitutes a quorum?

A:	Applied Digital’s amended and restated bylaws provide that the holders of a majority of the outstanding shares entitled to vote at the special meeting, represented in person or by proxy, shall be requisite and shall constitute a quorum at the special meeting except as otherwise provided by law.

Q:	How will Applied Digital stockholders be affected by the merger and share issuance?

A:	After the merger, each Applied Digital stockholder will have the same number of shares of Applied Digital common stock that the stockholder held immediately prior to the merger. However, because Applied Digital will be issuing new shares of Applied Digital common stock to Digital Angel stockholders in the merger, each outstanding share of Applied Digital common stock immediately prior to the merger will represent a smaller percentage of the aggregate number of shares of Applied Digital common stock outstanding after the merger. As a result of the merger, each Applied Digital stockholder will own shares in a larger company with more net assets.

Q:	What if I do not vote on the proposals?

A:	If you are an Applied Digital stockholder and you fail to vote, or fail to instruct your broker or other nominee how to vote, on the proposal to:

•	approve the issuance of Applied Digital common stock pursuant to the merger agreement, as described in proposal 1, it will have no effect on the outcome of the vote for the proposal. Similarly, if you respond with an “abstain” vote, your proxy will have no effect on the outcome of the vote for the proposal.

•	approve and adopt an amendment to Applied Digital’s certificate of incorporation, as described in proposal 2, it will have the same effect as a vote against the proposal. If you respond with an “abstain” vote, your proxy will have the same effect as a vote against the proposal.

•	to ratify the appointment of Mr. Krawitz as a member of Applied Digital’s board of directors, as described in proposal 3, it will have no effect on the outcome of the vote for the proposal. Similarly, if you respond with an “abstain” vote, your proxy will have no effect on the outcome of the vote for the proposal.

•	to approve the issuance of shares of Applied Digital common stock in lieu of cash to five officers of Applied Digital, including its president and chief executive officer, should severance payments be triggered and should Applied Digital desire or be obligated to issue common stock instead of cash, as described in proposal 4, it will have no effect on the outcome of the vote for the proposal. Similarly, if you respond with an “abstain” vote, your proxy will have no effect on the outcome of the vote for the proposal.

•	to approve an adjournment or postponement of the special meeting, including, if necessary, to solicit additional proxies in favor of the merger proposals, if there are not sufficient votes for these proposals, as described in proposal 5, an abstention will have the same effect as a vote against the proposal. A broker non-vote will have no effect on the outcome of the vote for the proposal.

The approval of the issuance of Applied Digital common stock pursuant to the merger agreement and the approval and adoption of an amendment to Applied Digital’s certificate of incorporation are conditioned on each other, and approval of each is required for completion of the merger.

Q:	How will my proxy be voted?

A:	All shares of Applied Digital common stock entitled to vote and represented by properly completed proxies received prior to the Applied Digital special meeting, and not revoked, will be voted at the Applied Digital special meeting, as instructed on the proxies. If you properly complete, sign and return a proxy card, but do not indicate how your shares of Applied Digital common stock should be voted on a matter, the shares of Applied Digital common stock represented by your proxy will be voted as the Applied Digital board of directors recommends and therefore:

•	“FOR” the proposal to approve the issuance of shares of Applied Digital common stock to Digital Angel stockholders in the merger;

•	“FOR” the proposal to approve and adopt an amendment to Applied Digital’s certificate of incorporation to increase the authorized number of shares of Applied Digital common stock from 125 million shares to 165 million shares;

•	“FOR” the proposal to ratify the appointment of Mr. Krawitz as a member of Applied Digital’s board of directors;

•	“FOR” the proposal to approve the issuance of shares of Applied Digital common stock in lieu of cash to five officers of Applied Digital, including its president and chief executive officer, should severance payments be triggered and should Applied Digital desire or be obligated to issue common stock instead of cash; and

•	“FOR” the adjournment or postponement of the special meeting, if there are not sufficient votes for the merger proposals.

Q:	If my shares of Applied Digital common stock are held in “street name” by my broker or other nominee, will my broker or other nominee vote my shares of Applied Digital common stock for me?

A:	Unless you instruct your broker how to vote your shares of Applied Digital common stock on the proposal to approve the issuance of Applied Digital common stock to the Digital Angel stockholders pursuant to the merger agreement, as described in proposal 1, the proposal to approve and adopt an amendment to Applied Digital’s certificate of incorporation, as described in proposal 2, and the proposal to approve the issuance of shares of Applied Digital common stock in lieu of cash to five officers of Applied Digital, including its president and chief executive officer, should severance payments be triggered and should Applied Digital desire or be obligated to issue common stock instead of cash, as described in proposal 4, your shares will NOT be voted. Brokers that do not receive instructions are entitled to vote those shares on the proposal to ratify the appointment of Mr. Krawitz as a member of Applied Digital’s board of directors, as described in proposal 3. If submitted to a vote of stockholders, to approve an adjournment or postponement of the

x

special meeting, including, if necessary, to solicit additional proxies in favor of the merger proposals, if there are not sufficient votes for these proposals, as described in proposal 5, a broker non-vote will have no effect on the vote of this proposal.

Q:	What if I hold Applied Digital stock options or other Applied Digital equity-based awards?

A:	Applied Digital stock options and other Applied Digital equity-based awards, including restricted stock, will remain outstanding and will not be affected by the merger.

Q:	How does the Applied Digital board of directors recommend that Applied Digital stockholders vote?

A:	The Applied Digital board of directors unanimously recommends that the holders of Applied Digital common stock vote:

•	“FOR” the proposal to approve the issuance of Applied Digital common stock in the merger;

•	“FOR” the proposal to approve and adopt an amendment to Applied Digital’s certificate of incorporation;

•	“FOR” the proposal to ratify the appointment of Mr. Krawitz as a member of Applied Digital’s board of directors;

•	“FOR” the proposal to approve the issuance of shares of Applied Digital common stock in lieu of cash to five officers of Applied Digital, including its president and chief executive officer, should severance payments be triggered and should Applied Digital desire or be obligated to issue common stock instead of cash; and

•	“FOR” the proposal to approve, if necessary, any adjournment or postponement of the special meeting, including, if necessary, to solicit additional proxies in favor of the merger proposals if there are not sufficient votes for these proposals.

Q:	Who can answer my questions?

A:	If you have any questions about the merger or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus, the enclosed proxy card or voting instructions, you should contact:

Applied Digital Solutions, Inc.
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
Telephone: (561) 805-8000
Attention: Investor Relations

or
D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Telephone: (800) 967-7635

QUESTIONS AND ANSWERS FOR DIGITAL ANGEL STOCKHOLDERS

Q:	When and where is the special and annual meeting of Digital Angel stockholders?

A:	Digital Angel will hold a special and annual meeting of its stockholders on November 27, 2007, at 10:00 a.m., Eastern Standard Time, at the Renaissance Boca Raton Hotel, 2000 N.W. 19th Street, Boca Raton, Florida 33431.

Q:	Who can vote at the Digital Angel special and annual meeting?

A:	All Digital Angel stockholders of record as of the close of business on September 28, 2007, the record date for the Digital Angel special and annual meeting, are entitled to receive notice of, and to vote at, the Digital Angel special and annual meeting.

Q:	How can I obtain admission to the Digital Angel special and annual meeting?

A:	You will need an admission card to attend the Digital Angel special and annual meeting. If your shares are registered in your name, you are a stockholder of record. Your admission card is attached to your proxy card, and you will need to bring it with you to the Digital Angel special and annual meeting. If your shares are in the name of your broker or bank, your shares are held in “street name.” Ask your broker or bank for an admission card in the form of a legal proxy to bring with you to the Digital Angel special and annual meeting. If you do not receive the legal proxy in time, bring your brokerage statement with you to the Digital Angel special and annual meeting so that Digital Angel can verify your ownership of Digital Angel stock on the record date and admit you to the Digital Angel special and annual meeting. However, you will not be able to vote your shares at the Digital Angel special and annual meeting without a legal proxy.

Q:	Will there be any other business conducted at the Digital Angel special and annual meeting?

A:	The other items of business to be considered at Digital Angel’s special and annual meeting are:

•	to elect five directors;

•	to approve and adopt an amendment to Digital Angel’s restated certificate of incorporation; and

•	to approve an adjournment or postponement of the special and annual meeting, including, if necessary, to solicit additional proxies in favor of the approval and adoption of the merger agreement, if there are not sufficient votes to approve the merger agreement by a majority of those shares not held by Applied Digital and its affiliates.

Q:	What vote is required to approve the proposals at the Digital Angel special and annual meeting?

A:	To approve and adopt the merger agreement: The affirmative vote of holders of a majority of the outstanding shares of Digital Angel’s common stock entitled to vote at the special and annual meeting. Additionally, it is a condition to Digital Angel’s obligation to consummate the merger that the holders of a majority of the outstanding shares of Digital Angel common stock not held by Applied Digital or its affiliates vote to approve and adopt the merger agreement.

To elect five directors: The affirmative vote of a plurality of the votes cast by holders of the outstanding shares of Digital Angel’s common stock entitled to vote at the special and annual meeting.

To approve and adopt an amendment to Digital Angel’s restated certificate of incorporation: The affirmative vote of the holders of 66.6% of the outstanding shares of Digital Angel’s common stock.

If submitted to Digital Angel’s stockholders, to approve an adjournment or postponement of the special and annual meeting, including, if necessary, to solicit additional proxies in favor of the approval and adoption of the merger agreement, if there are not sufficient votes to approve and adopt the merger agreement by a majority of those shares not held by Applied Digital and its affiliates: A majority of the stockholders entitled to vote at the special and annual meeting, present in person or by proxy, have the power to adjourn the meeting to such time and place at they may determine.

Your vote is very important. You are encouraged to submit a proxy as soon as possible.

Q:	What constitutes a quorum?

A:	Digital Angel’s bylaws provide that the holders of a majority of the outstanding shares of common stock entitled to vote at the special and annual meeting, present in person or by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law.

Q:	What if I do not vote on the proposals presented?

A:	If you are a Digital Angel stockholder and you fail to vote, or fail to instruct your broker or other nominee how to vote, on the proposal to:

•	approve and adopt the merger agreement, as described in proposal 1, it will have the same effect as a vote against the proposal. If you respond with an “abstain” vote, your proxy will have the same effect as a vote against the proposal.

•	elect five directors, as described in proposal 2, brokers will be entitled to vote those shares with respect to the election of directors. Votes that are withheld with respect to this matter will be excluded entirely from the vote and will have no effect, other than for purposes of determining the presence of a quorum.

•	approve and adopt an amendment to Digital Angel’s restated certificate of incorporation, as described in proposal 3, it will have the same effect as a vote against the proposal. If you respond with an “abstain” vote on the proposal, your proxy will have the same effect as a vote against the proposal.

•	to approve an adjournment or postponement of the special and annual meeting, including, if necessary, to solicit additional proxies in favor of the approval and adoption of the merger agreement, if there are not sufficient votes to approve the merger agreement by a majority of those shares not held by Applied Digital and its affiliates, as described in proposal 4, an abstention will have the same effect as a vote against the proposal. A broker non-vote will have no effect on the outcome of the vote for the proposal.

Q:	How will my proxy be voted?

A:	All shares of Digital Angel common stock entitled to vote and represented by properly completed proxies received prior to the Digital Angel special and annual meeting, and not revoked, will be voted at the Digital Angel special and annual meeting as instructed on the proxies. If you properly complete, sign and return a proxy card, but do not indicate how your shares of Digital Angel common stock should be voted on a matter, the shares of Digital Angel common stock represented by your proxy will be voted as the Digital Angel board of directors recommends and therefore:

•	“FOR” the proposal to approve and adopt the merger agreement;

•	“FOR” the proposal to elect each of the five director nominees;

•	“FOR” the proposal to approve and adopt an amendment to Digital Angel’s restated certificate of incorporation; and

•	“FOR” the proposal to approve, if necessary, any adjournment or postponement of the special and annual meeting, including, if necessary, to solicit additional proxies if there are not sufficient votes to approve and adopt the merger agreement by a majority of those shares not held by Applied Digital and its affiliates.

Q:	If I am a Digital Angel stockholder, should I send in my stock certificates with my proxy card?

A:	NO. Please DO NOT send your Digital Angel stock certificates with your proxy card. If the merger is approved, you will be sent written instructions for exchanging your stock certificates.

Q:	If my shares of Digital Angel common stock are held in “street name” by my broker or other nominee, will my broker or other nominee vote my shares of Digital Angel common stock for me?

A:	Brokers that hold shares of Digital Angel common stock in “street name” will vote your shares in accordance with your instructions. However, if you do not provide your broker instructions on how to vote on the proposals, your broker is only entitled to vote on the proposal regarding the election of directors, as described in proposal 2. Shares for which brokers do not receive instructions will NOT be voted on (i) proposal 1, the merger proposal, (ii) proposal 3, the amendment to the certificate of incorporation, or (iii) proposal 4, the approval of an adjournment or postponement of the meeting. The effect of such “broker non-votes” will be the equivalent of a vote AGAINST both proposal 1 and proposal 3. The “broker non-votes” will have no effect on the approval of proposal 4.

You should follow the directions your broker or other nominee provides.

Q:	What if I hold Digital Angel stock options or other Digital Angel equity-based awards?

A:	Upon completion of the merger, each of the then-outstanding stock options or warrants to purchase shares of Digital Angel common stock will be converted into an option or warrant, as applicable, to purchase the number of whole shares of Applied Digital common stock determined by multiplying the number of shares of Digital Angel common stock subject to such Digital Angel stock option or warrant by the common stock exchange ratio, at an exercise price per share of Applied Digital common stock equal to the exercise price per share of such Digital Angel stock option or warrant immediately prior to the effective time of the merger divided by the common stock exchange ratio, rounded up to the nearest whole cent. All unvested Digital Angel stock options will automatically vest upon consummation of the merger.

Upon completion of the merger, each of the then-outstanding shares of Digital Angel restricted stock, if any, will be converted into a right to receive that number of shares of Applied Digital restricted stock determined by multiplying the number of shares of Digital Angel restricted stock by the common stock exchange ratio.

The “common stock exchange ratio” will equal 1.4, unless, after the date of the merger agreement, but prior to the effective time of the merger, through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in the capitalization of Applied Digital, the shares of issued and outstanding Applied Digital common stock increase or decrease in number, or are changed into or exchanged for a different kind or number of securities. Under such circumstances, appropriate adjustments will be made to provide the holders of Digital Angel common stock the same economic effect as contemplated by the merger agreement.

Q:	How does the Digital Angel board of directors recommend that Digital Angel stockholders vote?

A:	The Digital Angel board of directors unanimously recommends that Digital Angel stockholders vote:

•	“FOR” the approval and adoption of the merger agreement;

•	“FOR” each of the five nominees for the election of directors;

•	“FOR” the approval and adoption of an amendment to Digital Angel’s restated certificate of incorporation; and

•	“FOR” the adjournment or postponement of the special and annual meeting, if there are not sufficient votes to approve and adopt the merger agreement by a majority of those shares not held by Applied Digital and its affiliates.

Q:	Who can answer my questions?

A:	If you have any questions about the merger or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus, the enclosed proxy card or voting instructions, you should contact:

Digital Angel Corporation
490 Villaume Avenue
South St. Paul, Minnesota 55075
Telephone: (651) 455-1621
Attention: Investor Relations

or
D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Telephone: (800) 967-7635

SUMMARY

This summary, together with the preceding Questions and Answers section, summarizes the material features of the proposed merger and may not contain all of the information about the merger that is important to you. To understand the merger fully and for a more complete description of the terms of the merger, you should read carefully this entire document and the documents to which Applied Digital and Digital Angel have referred you. See “Where You Can Find More Information” on page 206.

The Companies

APPLIED DIGITAL SOLUTIONS, INC.
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
(561) 805-8000

Applied Digital was incorporated in Missouri in May 1993 and reincorporated in Delaware in April 2007. Applied Digital and its subsidiaries (either wholly- or majority-owned) develop innovative identification and security products for consumer, commercial and government sectors worldwide. Applied Digital’s unique and often proprietary products provide identification and security for people, animals, food chains, government/military assets, and commercial assets. Included in this diverse product line are applications for radio frequency identification systems, commonly known as RFID, end-to-end food safety systems, global positioning systems, referred to as GPS, satellite communications, and secure telecommunications infrastructure.

Applied Digital and its subsidiaries currently engage in the following principal business activities:

•	developing, marketing and selling RFID systems used to identify, locate and protect people and their assets in a variety of healthcare, security, and identification applications;

•	marketing visual identification tags and implantable RFID microchips, primarily for identification, tracking and location of pets, livestock and other animals, and, more recently, for animal bio-sensing applications, such as temperature reading for companion pet and livestock (e.g., cattle) applications;

•	developing and marketing GPS-enabled products used for location tracking and message monitoring of vehicles, pilots and aircraft in remote locations;

•	marketing secure voice, data and video telecommunications networks, primarily to several agencies of the U.S. government;

•	developing and marketing call center and customer relationship management software and services; and

•	selling vibration monitoring systems.

As of June 30, 2007, Applied Digital’s business operations consisted of the operations of four wholly-owned subsidiaries, Pacific Decision Sciences Corporation, Computer Equity Corporation, Perimeter Acquisition Corp. and Thermo Life Energy Corp., which Applied Digital collectively refers to as its Advanced Technology segment, and three majority-owned subsidiaries: VeriChip Corporation, referred to as VeriChip (NASDAQ: CHIP), Digital Angel (AMEX: DOC), and InfoTech USA, Inc., referred to as InfoTech (OTC: IFTH). As of September 28, 2007, Applied Digital owned approximately 52.0% of VeriChip, approximately 55.6% of Digital Angel and approximately 50.9% of InfoTech. During the quarter ended June 30, 2007, Applied Digital’s board of directors decided to sell InfoTech and, accordingly, InfoTech is now classified as discontinued operations. On September 30, 2007, Applied Digital’s board of directors decided to sell Computer Equity Corporation and Perimeter Acquisition Corp. Accordingly, these businesses will be classified as discontinued operations in Applied Digital’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007. In addition, at that time, the results for these businesses for all prior periods will be reclassified. See “Unaudited Pro Forma Condensed Financial Data Reflecting the Reclassification of Applied Digital’s Subsidiaries, Computer Equity Corporation and Perimeter Acquisition Corp., as Discontinued Operations” and “Unaudited Pro Forma Condensed Combined Financial Data

Reflecting the Merger,” beginning on page 111 of this joint proxy statement/prospectus, which present the operations of Computer Equity Corporation and Perimeter Acquisition Corp. as discontinued operations.

Applied Digital operates in five business segments: Healthcare, Security and Industrial, Animal Applications, GPS and Radio Communications and Advanced Technology.

DIGITAL ANGEL ACQUISITION CORP.
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
(561) 805-8000

Digital Angel Acquisition Corp. was incorporated in Delaware on July 3, 2007 and is a wholly-owned subsidiary of Applied Digital, which was formed solely to effect the merger with Digital Angel and has not conducted any business. Pursuant to the merger agreement, Digital Angel Acquisition Corp. will merge with and into Digital Angel, and Digital Angel will continue as the surviving corporation.

DIGITAL ANGEL CORPORATION
490 Villaume Avenue
South St. Paul, Minnesota 55075
(651) 455-1621

Digital Angel was incorporated in Delaware on December 1, 1981. Digital Angel and its subsidiaries (either wholly- or majority-owned) currently engage in the following principal business activities:

•	the development, manufacture and marketing of visual and electronic identification tags and implantable RFID microchips, primarily for identification, tracking and location of companion pets, horses, livestock (e.g., cattle and hogs), fish and wildlife worldwide, and, more recently, for animal bio-sensing applications, such as temperature reading for companion pet, horse and livestock applications; and

•	the design, manufacture, and marketing of GPS-enabled equipment used for location tracking and message monitoring of people in remote locations.

Digital Angel presently operates in two business segments: Animal Applications and GPS and Radio Communications.

As of September 28, 2007, Applied Digital owned 25,495,190 shares (or 55.6%) of Digital Angel’s outstanding shares of common stock.

The Merger Proposal

As of September 28, 2007, Applied Digital owned approximately 55.6% of Digital Angel’s outstanding shares of common stock. In the merger, Digital Angel Acquisition Corp., a wholly-owned subsidiary of Applied Digital, will merge with and into Digital Angel. Digital Angel will be the surviving corporation of the merger and will become a wholly-owned subsidiary of Applied Digital. If the merger becomes effective, each share of Digital Angel common stock then outstanding, which is not owned or controlled by Digital Angel, Applied Digital or any of Applied Digital’s subsidiaries, will be converted into the right to receive 1.4 shares of Applied Digital common stock. The total number of shares of Applied Digital common stock issuable as merger consideration is subject to adjustment if, after the date of the merger agreement, but prior to the effective time of the merger, through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in the capitalization of Applied Digital, the shares of issued and outstanding Applied Digital common stock increase or decrease in number, or are changed into or exchanged for a different kind or number of securities. Under such circumstances, appropriate adjustments will be made to provide the holders of Digital Angel common stock the same economic effect as contemplated by the merger agreement.

Digital Angel stock options, warrants, restricted stock and other convertible securities.  Upon completion of the merger, each of the then-outstanding stock options or warrants to purchase shares of Digital Angel common stock will be converted into an option or warrant, as applicable, to purchase the number of whole shares of Applied Digital common stock determined by multiplying the number of shares of Digital Angel common stock subject to such Digital Angel stock option or warrant by the common stock exchange ratio, at an exercise price per share of Applied Digital common stock equal to the exercise price per share of such Digital Angel stock option or warrant immediately prior to the effective time of the merger divided by the common stock exchange ratio, rounded up to the nearest whole cent. Any fractional shares will be rounded up to the nearest whole number of shares. The terms and conditions of each converted Digital Angel stock option or warrant will otherwise remain as applicable to the Digital Angel stock option or warrant converted.

Upon completion of the merger, each of the then-outstanding shares of Digital Angel restricted stock, if any, will be converted into a right to receive that number of shares of Applied Digital restricted stock determined by multiplying the number of shares of Digital Angel restricted stock by 1.4.

Ownership of Applied Digital After the Merger.  Upon completion of the merger, Digital Angel’s outstanding stock, options, warrants and unvested restricted stock are expected to be converted into Applied Digital common stock, representing approximately 36.6% of the shares of Applied Digital after the merger on a fully-converted basis, and the current holders of Applied Digital’s outstanding stock, options, warrants and unvested restricted stock will retain approximately 63.4% of Applied Digital.

The Agreement and Plan of Reorganization, or merger agreement, is attached to this joint proxy statement/prospectus as Annex A. Applied Digital and Digital Angel encourage you to read the merger agreement carefully.

Reasons for the Merger

Applied Digital

In reaching its determination to recommend that the Applied Digital board approve the merger agreement, the Applied Digital special committee considered numerous factors in consultation with its outside legal and financial advisors and Applied Digital’s senior management, including the following material factors and benefits of the merger, each of which the Applied Digital special committee believed supported its determinations:

•	The terms of the transaction were determined through arm’s-length negotiations between the Applied Digital special committee and the Digital Angel special committee and their respective legal and financial advisors.

•	The opinion received by the Applied Digital special committee and later confirmed in writing, dated August 8, 2007, of Duff & Phelps, LLC, which we refer to as Duff & Phelps, to the effect that, as of that date and subject to the various assumptions, limitations and qualifications set forth in its opinion, the common stock exchange ratio in the merger was fair, from a financial point of view, to the public stockholders of Applied Digital. The full text of Duff & Phelps’s written opinion, dated August 8, 2007, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached to this joint proxy statement/prospectus as Annex B.

•	The merger is expected to result in an estimated cost savings of approximately $2.0 million in general and administrative expense annually.

•	The merger is expected to streamline operations and eliminate inefficiencies resulting from operating two separate public companies.

•	The merger will simplify the corporate ownership structure and increase transparency for investors.

•	The merger will eliminate management and board of directors inefficiencies associated with managing current intercompany issues.

•	The merger may result in potentially greater stockholder liquidity due to increased size of the combined company, higher share price and potential to improve analyst coverage.

•	The merger will allow Applied Digital stockholders to participate more fully in any potential growth of Digital Angel as a result of their increased ownership percentage in Digital Angel.

•	The merger is expected to enable the combined company to be a stronger U.S.-based global competitor.

•	The merger will create a larger public company.

•	Digital Angel is obligated to reimburse Applied Digital for expenses in connection with the transaction, up to a maximum of $750,000, if Applied Digital terminates the merger agreement because:

•	Digital Angel breaches a representation, warranty or covenant in the merger agreement that is reasonably likely to have a material adverse effect on Digital Angel;

•	Digital Angel’s board of directors changes its recommendation in favor of the issuance of shares of Applied Digital common stock in the merger; or

•	A willful and material breach by Digital Angel causes the making of a superior proposal by a third party.

The Applied Digital special committee believes that the above factors generally supported its determination. The Applied Digital special committee did, however, consider the potential adverse effects of other factors in connection with the merger. The material negative factors considered were:

•	The cost savings anticipated for Applied Digital and Digital Angel as a combined company may not be achieved;

•	Digital Angel’s growth prospects may be less than currently anticipated and not as great as the growth experienced by Applied Digital alone, or by Applied Digital’s other affiliates, including VeriChip;

•	The value of the shares to be received by Digital Angel public stockholders may vary based upon the nature of the fixed exchange ratio; and

•	The Applied Digital stockholders will suffer dilution if the merger is consummated.

In reaching its determination to recommend that Applied Digital’s stockholders vote for the approval of the issuance of Applied Digital common stock pursuant to the merger agreement, Applied Digital’s board of directors considered numerous factors, including the recommendation of the Applied Digital special committee, as well as the above factors, benefits and adverse effects of the merger considered by the Applied Digital special committee, which the board of directors believed supported its determinations.

Digital Angel

In reaching its determination to recommend that the Digital Angel board of directors approve the merger agreement, the Digital Angel special committee considered numerous factors in consultation with its outside legal and financial advisors and Digital Angel’s senior management, including the following material factors and benefits of the merger, each of which the Digital Angel special committee believed supported its determinations:

•	The terms of the transaction were determined through arm’s-length negotiations between the Digital Angel special committee and the Applied Digital special committee and their respective legal and financial advisors.

•	It is a condition to closing that the merger agreement be approved by a majority of Digital Angel disinterested stockholders, which excludes Applied Digital and each person that is an affiliate of Applied Digital, at the special and annual meeting. Directors and officers of Digital Angel who are not affiliates of Applied Digital are considered disinterested stockholders for purposes of voting on the merger agreement. As of September 28, 2007, these directors and officers collectively, together with their associates and affiliates, beneficially own approximately 2.1 million shares, or 4.5% of Digital Angel common stock. These directors and officers have indicated that they plan to vote their shares in favor of the merger agreement, and their votes will count in determining whether a majority of Digital Angel disinterested stockholders has approved and adopted the merger agreement.

•	The opinion of Seven Hills Partners LLC received by the Digital Angel special committee on August 8, 2007 (later confirmed in writing) stating that, as of that date and subject to the various assumptions and qualifications set forth in its opinion, the common stock exchange ratio was fair, from a financial point of view, to the holders of Digital Angel common stock, other than Applied Digital and its affiliates. The full text of Seven Hills’ written opinion, dated August 8, 2007, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached to this joint proxy statement/prospectus as Annex C.

•	The expectation that the merger will qualify as a transaction of a type that is generally tax-free for United States federal income tax purposes.

•	The consideration offered represents a premium for Digital Angel common stock of approximately 21% over the average closing price of Applied Digital’s and Digital Angel’s stock as of the previous twenty trading days ending on August 7, 2007, the day immediately prior to the signing of the merger agreement.

•	The merger is expected to result in an estimated cost savings of approximately $2.0 million annually.

•	The merger will eliminate certain duplicate costs related to operating two separate public companies.

•	The merger eliminates Applied Digital’s majority ownership position in Digital Angel that may have discouraged some investors from buying Digital Angel stock due to uncertainty concerning Applied Digital’s intentions regarding such stock.

•	The merger will give Digital Angel stockholders ownership in Applied Digital which owns interests in other companies, including VeriChip.

•	The merger may result in potentially greater stockholder liquidity due to increased size of the combined company and potential to improve analyst coverage.

•	The merger will allow stockholders to continue to participate in any potential growth of the combined company.

•	The merger agreement provides that Digital Angel has the right to terminate the merger agreement if, among other reasons, the board of directors changes its recommendation in favor of the merger agreement under limited circumstances.

•	Applied Digital is obligated to reimburse Digital Angel for expenses in connection with the transaction, up to a maximum of $750,000, if Digital Angel terminates the merger agreement because:

•	Applied Digital breaches a representation, warranty or covenant in the merger agreement that is reasonably likely to have a material adverse effect on Applied Digital or the surviving corporation;

•	Applied Digital’s board changes its recommendation in favor of the issuance of shares of Applied Digital common stock in the merger; or

•	Applied Digital agrees to be acquired by a third party.

The Digital Angel special committee believes that the above factors generally supported its determination. The Digital Angel special committee did, however, consider the potential adverse effects of other factors in connection with the merger. The material negative factors considered were:

•	The common stock exchange ratio is fixed and Digital Angel stockholders cannot be certain of the dollar value of the merger consideration to be received in the merger, which may be less than the 21% premium discussed above.

•	The cost savings anticipated for Applied Digital and Digital Angel as a combined company may not be achieved, or delays or difficulties in eliminating certain redundant costs of the two companies could delay or prevent the realization of the anticipated cost savings.

•	Applied Digital will have a significant amount of outstanding indebtedness, and may require additional financing. Applied Digital’s inability to obtain new financing may require it to reduce funds available for investment in research and development and capital expenditures.

•	Digital Angel stockholders will be subject to risks relating to Applied Digital’s other businesses, including VeriChip and InfoTech.

•	Digital Angel stockholders will be subject to risks relating to any litigation pending against Applied Digital or its other subsidiaries.

•	The risk that after the merger the combined company may lose key personnel.

•	The possibility that the merger may not be completed, or that completion of the merger may be delayed.

•	Digital Angel is required to pay the expenses of Applied Digital, up to a maximum of $750,000, upon the occurrence of the termination of the merger under certain circumstances.

In reaching its determination to recommend that Digital Angel’s stockholders vote for approval and adoption of the merger agreement, Digital Angel’s board considered numerous factors, including the following material factors and benefits of the merger, each of which the board believed supported its determinations:

•	The recommendation of the Digital Angel special committee, including the above factors, benefits and adverse effects of the merger considered by the Digital Angel special committee; and

•	The opinion of Seven Hills Partners LLC received by the Digital Angel special committee on August 8, 2007, that, as of that date and subject to the various assumptions and limitations set forth in its opinion, the common stock exchange ratio was fair, from a financial point of view, to the holders of Digital Angel common stock (other than to Applied Digital and its affiliates).

Despite the foregoing, the potential benefits of the merger may not be achieved. See the sections entitled “Risk Factors” on page 24, “The Merger — Applied Digital’s Reasons for the Merger” on page 77, “The Merger — Digital Angel’s Reasons for the Merger” on page 79.

Risk Factors

The “Risk Factors” should be considered carefully by Applied Digital stockholders in evaluating whether to vote for the proposal to approve the issuance of Applied Digital common stock pursuant to the merger agreement, the proposal to approve and adopt an amendment to Applied Digital’s certificate of incorporation, and by Digital Angel stockholders in evaluating whether to approve and adopt the merger agreement. These risk factors should be considered, along with any additional risk factors in the periodic reports of Applied Digital and Digital Angel filed with the SEC and any other information included in this joint proxy statement/prospectus. See “Risk Factors” beginning on page 24.

Recommendations of the Applied Digital Special Committee and Board of Directors

The board of directors of Applied Digital established a special committee composed of independent members of Applied Digital’s board of directors to review and evaluate the terms and conditions, and determine the advisability, of the proposed merger. The members of the special committee were Michael Norris, Constance Weaver, Daniel Penni, and Dennis Rawan, all of whom are independent under the applicable standards of the Nasdaq Capital Market. The special committee negotiated the terms and conditions of the merger agreement on behalf of Applied Digital and, after careful consideration, determined that the merger is advisable, fair to and in the best interests of Applied Digital and its public stockholders and recommended that the Applied Digital board of directors approve (i) the merger agreement and (ii) an amendment to Applied

Digital’s certificate of incorporation to increase the number of authorized shares of Applied Digital common stock.

After careful consideration, the Applied Digital board of directors, based on the recommendation of the Applied Digital special committee, determined that the merger is advisable, fair to, and in the best interests of Applied Digital and its public stockholders, and approved the merger agreement and an amendment to Applied Digital’s certificate of incorporation to increase the number of authorized shares of Applied Digital common stock and unanimously recommends that Applied Digital stockholders vote “FOR” the proposal to issue Applied Digital common stock pursuant to the merger agreement and “FOR” the proposal to amend Applied Digital’s certificate of incorporation to increase the total number of authorized shares of Applied Digital capital stock from 130 million shares, of which 125 million are common stock, to 170 million shares, of which 165 million will be common stock.

Recommendations of the Digital Angel Special Committee and Board of Directors

The board of directors of Digital Angel established a special committee composed of independent members of Digital Angel’s board of directors to review and evaluate the terms and conditions, and determine the advisability, of the proposed merger. The members of the special committee were Michael Zarriello, Barry Edelstein (who resigned on July 13, 2007), John Block, and Harry Weintraub, all of whom were independent under the applicable standards of the American Stock Exchange, or AMEX. The special committee negotiated the terms and conditions of the merger agreement on behalf of Digital Angel and, after careful consideration, determined that the merger is advisable, fair to and in the best interests of Digital Angel and its stockholders (other than Applied Digital and its affiliates) and recommended that Digital Angel’s board of directors approve the merger agreement.

After careful consideration, Digital Angel’s board of directors, based on the recommendation of the Digital Angel special committee, determined that the merger is advisable, fair to, and in the best interests of Digital Angel and its stockholders (other than Applied Digital and its affiliates), approved and adopted the merger agreement and declared its advisability, approved the merger and other transactions contemplated by the merger agreement and unanimously recommends that Digital Angel stockholders vote “FOR” the proposal to approve and adopt the merger agreement.

Special Meeting of Applied Digital Stockholders

You can vote at the Applied Digital special meeting if you owned Applied Digital common stock at the close of business on September 28, 2007, the record date for the Applied Digital special meeting. On that date, there were 70,870,866 shares of Applied Digital common stock outstanding and entitled to vote. You can cast one vote for each share of Applied Digital common stock that you owned on that date. Approval of the proposal to issue shares of Applied Digital common stock to Digital Angel stockholders pursuant to the merger agreement requires the affirmative vote of a majority of the total votes cast at the special meeting by holders of Applied Digital common stock outstanding as of the record date. Approval of the proposal to approve and adopt an amendment to Applied Digital’s certificate of incorporation to increase the total number of authorized shares of Applied Digital capital stock from 130 million shares, of which 125 million are common stock, to 170 million shares, of which 165 million will be common stock, requires the affirmative vote of the holders of a majority of the outstanding shares of Applied Digital common stock entitled to vote at the special meeting. Approval of the proposal to ratify the appointment of Mr. Krawitz as a member of Applied Digital’s board of directors to hold office until the 2010 Annual Meeting of Stockholders or until his successor has been duly elected and qualified requires the affirmative vote of a majority of the votes represented at the special meeting. Approval of the proposal to issue shares of Applied Digital common stock in lieu of cash to five officers of Applied Digital, including its president and chief executive officer, should severance payments be triggered and should Applied Digital desire or be obligated to issue common stock instead of cash, requires the affirmative vote of a majority of the total votes cast at the special meeting by holders of Applied Digital’s common stock outstanding as of the record date, provided that a quorum is present. A majority of the stockholders entitled to vote at the special meeting, present in person or by proxy, has the power to approve an adjournment or postponement of the special meeting, including, if necessary, to solicit additional proxies in favor of the merger proposals if there are not sufficient votes for these proposals.

As of the Applied Digital record date, Applied Digital’s named executive officers, directors and entities affiliated with them owned, in the aggregate, approximately 1.0% of Applied Digital’s outstanding common stock.

Special and Annual Meeting of Digital Angel Stockholders

You can vote at the Digital Angel special and annual meeting if you owned Digital Angel common stock at the close of business on September 28, 2007, the record date for the Digital Angel special and annual meeting. On that date, there were 45,869,933 shares of Digital Angel common stock outstanding and entitled to vote. Approval of the proposal to approve and adopt the merger agreement, which is sometimes referred to as the merger proposal, requires the affirmative vote of holders of a majority of the outstanding shares of Digital Angel’s common stock entitled to vote at the special and annual meeting. Additionally, it is a condition to Digital Angel’s obligation to consummate the merger that the holders of a majority of the outstanding shares of Digital Angel common stock not held by Applied Digital or its affiliates vote to approve the merger agreement. The election of directors requires the affirmative vote of a plurality of the votes cast by holders of the outstanding shares of Digital Angel’s common stock entitled to vote at the special and annual meeting. The approval and adoption of an amendment to Digital Angel’s restated certificate of incorporation requires the affirmative vote of the holders of 66.6% of the issued and outstanding shares of Digital Angel’s common stock. A majority of the stockholders entitled to vote at the special and annual meeting, present in person or by proxy, have the power to approve an adjournment or postponement of the special and annual meeting, including, if necessary, to solicit additional proxies in favor of the merger proposal if there are not sufficient votes to approve the merger agreement by a majority of those shares not held by Applied Digital and its affiliates.

As of the Digital Angel record date, Digital Angel’s named executive officers, directors and entities affiliated with them owned, in the aggregate, approximately 63.5% of Digital Angel’s outstanding common stock.

Opinion of Financial Advisor to the Applied Digital Special Committee

On August 8, 2007, Duff & Phelps rendered its oral opinion, subsequently confirmed in writing, to the Applied Digital special committee to the effect that, as of such date and based upon and subject to the various assumptions, qualifications and limitations set forth in its opinion, the common stock exchange ratio in the merger was fair, from a financial point of view, to the public stockholders of Applied Digital.

The summary of Duff & Phelps’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex B to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Duff & Phelps in preparing its opinion. We encourage you to carefully read the full text of Duff & Phelps’s written opinion. However, neither Duff & Phelps’s written opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to any stockholder as to how such stockholder should act or vote with respect to the merger. See “The Merger — Opinion of Financial Advisor to the Applied Digital Special Committee.”

Opinion of Financial Advisor to the Digital Angel Special Committee

On August 8, 2007, Seven Hills Partners LLC delivered its oral opinion, and subsequently confirmed in writing, to the Digital Angel special committee that, as of that date and subject to the various assumptions and limitations set forth in its opinion, the common stock exchange ratio was fair, from a financial point of view, to the holders of Digital Angel common stock (other than to Applied Digital and its affiliates). The full text of this opinion is attached to this joint proxy statement/prospectus as Annex C. Holders of Digital Angel common stock are urged to read the opinion carefully in its entirety to understand the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Seven Hills Partners LLC in providing its opinion. The opinion of Seven Hills Partners LLC is directed to the Digital Angel special committee and does not constitute a recommendation as to how any Digital Angel stockholder should vote with respect to the approval and adoption of the merger agreement.

Interests of Certain Persons in the Merger

In considering the recommendations of Applied Digital’s and Digital Angel’s respective boards of directors, you should be aware that certain directors and officers of Applied Digital and Digital Angel may have interests in the merger that may be different from, or in addition to, your interests as a stockholder generally and may create potential and actual conflicts of interest. The boards of directors of each of Applied Digital and Digital Angel were aware of these interests and considered them when they approved and adopted the merger agreement and the merger.

The interests of the directors and executive officers include, among others:

•	several of Applied Digital’s former directors and executive officers serve as directors and officers of Digital Angel (for more information, see “The Merger — Description of Contracts and Other Arrangements between Applied Digital and Digital Angel”);

•	the appointment of four individuals designated by Applied Digital and the appointment of three individuals designated by Digital Angel to serve on the board of directors of Applied Digital upon completion of the merger;

•	significant cash or stock payment that may be payable to Mr. Krawitz, Applied Digital’s chief executive officer and president, if his employment is terminated following the merger;

•	the employment of certain officers of Digital Angel by Applied Digital upon completion of the merger;

•	the potential receipt of severance payments, payable to certain Digital Angel officers, if such persons were to be terminated following the merger;

•	the acceleration of the vesting of certain Digital Angel equity awards, including certain Digital Angel equity awards held by current or former directors and executive officers of Applied Digital, in connection with the completion of the merger or upon certain terminations of employment following the merger;

•	the payment of $12,000 to each member of the Digital Angel special committee and an additional $12,000 fee to the chairman of the Digital Angel special committee for serving on the Digital Angel special committee;

•	the payment of $14,000 to each member of the Applied Digital special committee and an additional $10,000 fee to the chairman of the Applied Digital special committee for serving on the Applied Digital special committee;

•	the continued indemnification of, and provision for directors’ and officers’ liability insurance coverage to, current directors and officers of Digital Angel following the merger; and

•	the ownership of Digital Angel stock and options by officers and directors of Applied Digital.

For additional information regarding the interests of the executive officers and directors of Applied Digital and Digital Angel, see “The Merger — Interests of Certain Persons in the Merger” beginning on page 95.

Conditions to Completion of the Merger

The completion of the merger is subject to the prior satisfaction or waiver of a number of conditions, including the following:

•	no governmental entity will have issued a temporary restraining order, preliminary or permanent injunction or other order preventing the merger;

•	no governmental entity will have enacted or issued any law, regulation or order that is in effect and has the effect of making the merger illegal or otherwise prohibiting the closing;

•	Applied Digital’s registration statement, of which this joint proxy statement/prospectus is a part, must be effective, no stop order suspending its effectiveness may be in effect and no proceeding for that purpose shall have been initiated or threatened in writing by the SEC;

•	the shares of Applied Digital common stock to be issued in the merger must be approved for listing on the Nasdaq Capital Market, subject to official notice of issuance;

•	the merger agreement must be approved and adopted by the holders of a majority of the outstanding shares of Digital Angel common stock entitled to vote at the special and annual meeting, as well as the holders of a majority of the outstanding shares of Digital Angel common stock not held by Applied Digital or its affiliates;

•	the issuance of the shares of Applied Digital common stock to be issued in connection with the merger and an amendment to Applied Digital’s certificate of incorporation must be approved by Applied Digital’s stockholders;

•	Applied Digital and Digital Angel must receive a tax opinion substantially to the effect that the transactions contemplated by the merger agreement should qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•	all required consents and approvals must be obtained, unless the failure to obtain any such consent or approval is not reasonably likely to have, individually or in the aggregate, a material adverse effect on Applied Digital or Digital Angel or to materially adversely affect the consummation of the merger;

•	Applied Digital must file a certificate of amendment with the Secretary of State of the State of Delaware to increase the number of authorized shares of Applied Digital common stock;

•	the representations and warranties of each party in the merger agreement must be true and correct, subject to various qualifications;

•	the parties must have complied in all material respects with their respective agreements and covenants in the merger agreement;

•	the parties must each receive a written fairness opinion from their respective investment banking firms; and

•	Applied Digital must receive letters of resignation necessary to cause the Applied Digital board of directors to be constituted as provided in the merger agreement, and Digital Angel must provide to Applied Digital the names of the three individuals designated by Digital Angel to serve on the board of directors of Applied Digital.

Termination of the Merger Agreement

Before completion of the merger, and subject to certain qualifications, the merger agreement may be terminated under any of the following circumstances:

•	by the mutual consent of Applied Digital and Digital Angel authorized by their respective boards of directors;

•	by Applied Digital or Digital Angel in the event of either: (1) a breach by the other party of any representation or warranty contained in the merger agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, or (2) a breach by the other party of any of the covenants or agreements in the merger agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach and which breach, in each case, is reasonably likely, individually or in the aggregate, to have a material adverse effect on the breaching party or the surviving corporation;

•	at any time prior to the effective time of the merger, by Applied Digital or Digital Angel in the event that the merger is not consummated by March 31, 2008 or such later date as Digital Angel and Applied Digital may mutually agree, except to the extent that the failure of the merger then to be consummated arises out of, or results from, the knowing action or inaction of the party seeking to terminate under the circumstances set forth in this bullet point;

•	by Digital Angel or Applied Digital in the event (1) the approval of any governmental authority required for consummation of the merger and the other transactions contemplated by the merger agreement shall have been denied by final nonappealable action of such governmental authority, or such governmental authority shall have requested the permanent withdrawal of any application therefor, provided, however, that the party seeking to terminate the merger agreement pursuant to the circumstances outlined in this bullet point shall have used commercially reasonable efforts to prevent the entry of, and to remove, such restraint, or (2) the requisite stockholder approval is not obtained at the Digital Angel special and annual meeting or at any adjournment or postponement thereof, or (3) the requisite stockholder approval is not obtained at the Applied Digital special meeting or at any adjournment or postponement thereof;

•	by Digital Angel prior to obtaining the requisite stockholder vote in the event that Digital Angel receives and accepts a superior proposal;

•	by Applied Digital in the event that an adverse recommendation change by Digital Angel has occurred (other than an adverse recommendation change by Digital Angel occurring as a result of an Applied Digital material adverse effect);

•	by Digital Angel in the event that an adverse recommendation change by Applied Digital has occurred (other than an adverse recommendation change by Applied Digital occurring as a result of a Digital Angel material adverse effect);

•	by Applied Digital in the event that a willful and material breach by Digital Angel of its non-solicitation obligations under the merger agreement has occurred, and such breach leads to the making of a superior proposal; and

•	by Digital Angel in the event that Applied Digital receives and accepts an acquisition proposal with respect to Applied Digital.

Expenses and Termination Fees

All fees and expenses incurred in connection with the merger agreement shall be paid by the party incurring such expenses whether or not the merger is consummated. However, Applied Digital shall pay (i) all fees and expenses, other than attorneys’, accountants’, financial advisors’, and consultants’ fees and expenses, incurred in relation to the printing and filing with the SEC of this joint proxy statement/prospectus (including any preliminary materials related thereto) and this registration statement (including financial statements and exhibits) and any amendments or supplements thereto and (ii) the filing fee(s) for this registration statement; but, if the merger agreement is terminated for any reason, Digital Angel will repay Applied Digital one-half of all the expenses in clauses (i) and (ii) actually paid by Applied Digital.

In addition, each of Applied Digital and Digital Angel has agreed to immediately reimburse the other party for all the transaction expenses incurred by such other party, up to a maximum of $750,000, if the merger agreement is terminated upon certain events.

Solicitation of Other Offers

Until the merger is completed or the merger agreement is terminated, Digital Angel has agreed not to take any action with regard to an acquisition proposal, as described on page 105 of this joint proxy statement/prospectus, unless it receives an unsolicited acquisition proposal prior to its special and annual meeting and its board of directors concludes in good faith that such acquisition proposal is reasonably likely to result in a superior proposal, as described on page 105 of this joint proxy statement/prospectus. If Digital Angel receives an acquisition proposal that its board of directors considers to be a superior proposal, Digital Angel may, subject to the conditions specified on page 104 of this joint proxy statement/prospectus, furnish non-public information regarding itself and its subsidiaries and may enter into discussions with the person who, or entity that, made the acquisition proposal.

Digital Angel has agreed to inform Applied Digital promptly as to any acquisition proposals or any inquiries that it reasonably believes would lead to an acquisition proposal, including the material terms, conditions and developments of any acquisition proposals received. Digital Angel has agreed to provide to Applied Digital any non-public information that Digital Angel provides to a person or entity making an acquisition proposal, subject to certain exceptions.

Accounting Treatment of the Merger

Applied Digital intends to account for the merger using the purchase method of accounting for business combinations, with Applied Digital being considered the acquiror of Digital Angel, in conformity with accounting principles generally accepted in the United States of America. This means that Applied Digital will allocate the purchase price to the increased fair value of assets, including identifiable intangible assets acquired and liabilities assumed from the current minority owners of Digital Angel at the effective time of the merger, with the excess purchase price, if any, being recorded as goodwill. Under the purchase method of accounting, goodwill is not amortized but is tested for impairment at the time of the acquisition and at least annually thereafter.

Board of Directors of Applied Digital Following the Merger

Immediately following the effective time of the merger, Applied Digital’s board of directors will consist of four individuals designated by Applied Digital and three individuals designated by Digital Angel. At the effective time of the merger, Scott R. Silverman, the current chairman of the board of directors of Digital Angel, intends to resign from the board of directors of Digital Angel. Michael E. Krawitz will remain on the Applied Digital board of directors.

Governmental and Regulatory Matters

Neither Applied Digital nor Digital Angel is aware of any material governmental or regulatory approval required for completion of the merger, other than the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, compliance with applicable corporate law of Delaware, and compliance with applicable state “blue sky” laws.

Appraisal Rights

In accordance with Section 262 of the Delaware General Corporation Law, or DGCL, no appraisal rights will be available to holders of shares of the Digital Angel common stock. For a more complete description, see “The Merger — Appraisal Rights.”

Comparison of Stockholder Rights

The rights of stockholders of Digital Angel as stockholders of Applied Digital after the merger will be governed by Applied Digital’s existing certificate of incorporation and its existing amended and restated bylaws, as such documents may be amended in the future. For a more complete description, see “Comparison of the Rights of Stockholders of Applied Digital and Digital Angel.”

Market Price Information

Shares of Applied Digital common stock are listed on the Nasdaq Capital Market under the trading symbol “ADSX.” On August 8, 2007, the last full trading day prior to the public announcement of the proposed merger, Applied Digital common stock closed at $1.10 per share. On October 3, 2007, the latest practicable date before the printing of this joint proxy statement/prospectus, Applied Digital common stock closed at $1.05 per share.

The common stock of Digital Angel is traded on the AMEX under the trading symbol “DOC.” On August 8, 2007, the last full trading day prior to the public announcement of the proposed merger, Digital Angel common stock closed at $1.40 per share. On October 3, 2007, the latest practicable date before the printing of this joint proxy statement/prospectus, Digital Angel common stock closed at $1.44 per share. The companies urge you to obtain current market quotations for Applied Digital and Digital Angel common stock.

Listing of Applied Digital Common Stock and Deregistration of Digital Angel Common Stock

Applied Digital common stock is currently traded on the Nasdaq Capital Market under the symbol “ADSX.” The Applied Digital common stock to be issued in the merger will be listed for trading on the Nasdaq Capital Market.

If the merger is completed, Digital Angel common stock will cease to be traded on the AMEX and will be deregistered under the Securities and Exchange Act of 1934, or the Exchange Act, and Digital Angel will no longer file periodic reports with the SEC.

Material United States Federal Income Tax Consequences

The merger generally is intended to qualify as a tax-free transaction and it is a condition to the merger that Applied Digital and Digital Angel each receive a legal opinion from Holland & Knight LLP to the effect that the merger will constitute a reorganization within the meaning of 368(a) of the Internal Revenue Code. Assuming the merger qualifies as a reorganization, Digital Angel stockholders who realize a loss as a result of the merger will not be allowed to recognize such loss for U.S. federal income tax purposes, and Digital Angel stockholders who realize a gain as a result of the exchange of Digital Angel common stock for shares of Applied Digital common stock will not be required to recognize such gain for U.S. federal income tax purposes. Please review carefully the information under “Material United States Federal Income Tax Consequences” for a description of the material United States federal income tax consequences of the merger beginning on page 203.

This summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents included elsewhere in this joint proxy statement/prospectus for a more complete understanding of the merger. In particular, you should read the documents attached to this joint proxy statement/prospectus, including the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A.

APPLIED DIGITAL SUMMARY HISTORICAL FINANCIAL DATA
(In thousands, except per share data)

The following summary historical financial data reflects the account balances and activities of InfoTech and OuterLink Corporation as discontinued operations. The summary historical data as of and for the three-year period ended December 31, 2006 is derived from Applied Digital’s audited consolidated financial statements included in its Current Report on Form 8-K filed with the SEC on September 10, 2007. The summary historical financial data as of June 30, 2007 and for the six months ended June 30, 2007 and June 30, 2006 is derived from the unaudited consolidated financial statements included in Applied Digital’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and, in the opinion of Applied Digital’s management, includes all normal and recurring adjustments that are considered necessary for the fair presentation of the results for the interim period. The operating results for the six months ended June 30, 2007 are not necessarily indicative of the results to be expected for the full year or any other interim period.

The summary historical financial data is only a summary, and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the consolidated financial statements and the related notes contained in Applied Digital’s Current Report on Form 8-K filed with the SEC on September 10, 2007, and the Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, all of which have been filed with the SEC and are incorporated by reference into this joint proxy statement/prospectus.

On September 30, 2007, Applied Digital’s board of directors decided to sell Computer Equity Corporation and Perimeter Acquisition Corp., as more fully discussed below.

Applied Digital’s summary historical financial data may not be indicative of the results of operations or financial position to be expected in the future. In addition, Applied Digital’s summary historical financial data does not reflect the reclassification of the results of operations and balance sheet data of Computer Equity Corporation and Perimeter Acquisition Corp. as discontinued operations. On September 30, 2007, Applied Digital’s board of directors decided to sell Computer Equity Corporation and Perimeter Acquisition Corp. Accordingly, these businesses will be classified as discontinued operations in Applied Digital’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, and their results for all periods will be reclassified. See “Unaudited Pro Forma Condensed Financial Data Reflecting the Reclassification of Applied Digital’s Subsidiaries, Computer Equity Corporation and Perimeter Acquisition Corp., as Discontinued Operations” and “Unaudited Pro Forma Condensed Combined Financial Data Reflecting the Merger,” beginning on page 111 of this joint proxy statement/prospectus, which present the operations of Computer Equity Corporation and Perimeter Acquisition Corp. as discontinued operations.

	For the Six-Months
	Ended June 30,		For the Fiscal Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Unaudited)

Statement of Operations Data:
Net revenue	$62,995	$53,687	$105,019	$94,822	$92,245	$78,531	$75,765
Cost of products and services sold	35,320	29,459	57,824	53,792	63,093	52,946	48,898
Gross profit	27,675	24,228	47,195	41,030	29,152	25,585	26,867
Selling, general and administrative expense	23,016	25,921	58,030	45,821	32,962	53,658	64,769
Research and development	5,351	3,532	7,572	5,871	3,068	6,255	4,130
Goodwill and asset impairment	—	—	6,629	—	—	302	38,657
Operating Loss	(9,692)	(5,225)	(25,036)	(10,662)	(6,878)	(34,630)	(80,689)
(Loss) gain on sales of subsidiaries and assets	—	—	—	—	—	(330)	132
Gain on extinguishment of debt	—	—	—	—	—	70,064	—
Interest and other income	2,015	480	1,347	2,664	1,892	908	2,400
Interest (expense) recovery	(2,167)	(1,258)	(3,219)	1,935	(2,738)	(22,569)	(17,451)
(Loss) income from continuing operations before benefit (provision) for taxes, minority interest, losses attributable to capital transactions of subsidiaries and equity in net loss of affiliate	(9,844)	(6,083)	(26,908)	(6,063)	(7,724)	13,443	(95,608)
(Provision) benefit for income taxes	(460)	(5)	(62)	434	(66)	(463)	(397)
(Loss) income from continuing operations before minority interest, losses attributable to capital transactions of subsidiaries and equity in net loss of affiliate	(10,304)	(6,008)	(26,970)	(5,629)	(7,790)	12,980	(96,005)
Minority interest	4,207	728	2,510	(73)	(415)	2,094	11,412
Net gain (loss) on capital transactions of subsidiaries	4,750	322	(1,632)	411	11,090	(244)	(2,437)
(Loss) gain attributable to changes in minority interest as a result of capital transactions of subsidiaries	(5,860)	(183)	503	598	(20,203)	(6,535)	(2,048)
Equity in net loss of affiliate	—	—	—	—	—	—	(291)
(Loss) income from continuing operations	(7,207)	(5,141)	(25,589)	(4,693)	(17,318)	8,295	(89,369)
(Loss) income from discontinued operations, net of income taxes	(664)	(1,067)	(1,620)	(5,556)	(2,166)	(4,770)	(24,536)
Income (loss) on disposal of discontinued operations, including provision for operating losses during the phase-out period, net of income taxes	—	—	—	84	2,185	(382)	1,420
(Loss) income from discontinued operations	(664)	(1,067)	(1,620)	(5,472)	19	(5,152)	(23,116)
Net (loss) income	(7,871)	(6,208)	(27,209)	(10,165)	(17,299)	3,143	(112,485)
Preferred stock dividends and other	—	—	—	(1,573)	—	—	—
Accretion of beneficial conversion feature of preferred stock	—	—	—	(474)	—	—	—
Net (loss) income attributable to common stockholders	$(7,871)	$(6,208)	$(27,209)	$(12,212)	$(17,299)	$3,143	$(112,485)

APPLIED DIGITAL SUMMARY HISTORICAL FINANCIAL DATA (continued)
(In thousands, except per share data)

(Loss) Earnings Per Share Adjusted For the Reverse Stock Split

On March 12, 2004, Applied Digital’s board of directors authorized a 1-for-10 reverse stock split which was effectuated on April 5, 2004. The reverse stock split had the effect of reducing the number of issued and outstanding shares of Applied Digital’s common stock and, accordingly, (loss) earnings per share increased as a result of the decrease in the weighted average number of shares outstanding. The following presents Applied Digital’s basic and diluted (loss) earnings per share, giving retroactive effect to the reverse stock split:

	For the Six-Months Ended June 30,		For the Fiscal Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002

Net (loss) income per common share — basic:
Continuing operations	$(0.11)	$(0.07)	$(0.38)	$(0.11)	$(0.34)	$0.23	$(3.32)
Discontinued operations	(0.01)	(0.02)	(0.02)	(0.08)	—	(0.14)	(0.86)

Net (loss) income attributable to common shares — basic	$(0.12)	$(0.09)	$(0.40)	$(0.19)	$(0.34)	$0.09	$(4.18)

Net (loss) income per common share - diluted:
Continuing operations	$(0.11)	$(0.07)	$(0.38)	$(0.11)	$(0.34)	$0.22	$(3.32)
Discontinued operations	(0.01)	(0.02)	(0.02)	(0.08)	—	(0.14)	(0.86)

Net (loss) income attributable to common shares — diluted	$(0.12)	$(0.09)	$(0.40)	$(0.19)	$(0.34)	$0.08	$(4.18)

Average common shares
outstanding (amounts in thousands):
Basic	67,353	67,197	67,338	62,900	51,291	36,178	26,923

Diluted	67,353	67,197	67,338	62,900	51,291	37,299	26,923

	As of June 30,		As of December 31,
	2007	2006	2005	2004	2003	2002
	(Amounts in thousands)

Balance Sheet Data:
Cash and cash equivalents	$15,515	$7,271	$22,062	$30,603	$9,510	$3,208
Restricted cash	127	81	310	327	765	—
Property and equipment	12,620	11,751	10,849	7,646	7,931	7,958
Goodwill	84,417	82,385	86,231	60,329	63,331	63,297
Total assets	181,993	171,350	185,958	140,188	111,931	111,156
Long-term debt	12,708	14,211	15,692	2,288	2,860	2,436
Total debt	26,179	21,473	18,511	2,485	8,071	84,228
Minority interest	56,859	47,984	48,325	52,644	21,259	14,613
Stockholders’ equity (deficit)	43,113	43,864	66,546	40,844	32,736	(36,092)

DIGITAL ANGEL SUMMARY HISTORICAL FINANCIAL DATA
(In thousands, except per share data)

The following summary historical financial data reflects the account balances and activities of OuterLink Corporation as discontinued operations. The summary historical financial data as of and for the three-year period ended December 31, 2006 is derived from Digital Angel’s audited consolidated financial statements beginning on page FS-23. The summary historical financial data as of June 30, 2007 and for the six months ended June 30, 2007 and June 30, 2006 is derived from the unaudited consolidated financial statements beginning on page FS-2 and, in the opinion of Digital Angel’s management, includes all normal and recurring adjustments that are considered necessary for the fair presentation of the results for the interim period. The operating results for the six months ended June 30, 2007 are not necessarily indicative of the results to be expected for the full year or any other interim period.

The summary historical financial data is only a summary, and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Digital Angel” beginning on page 129 and the consolidated financial statements and the related notes beginning on page FS-23.

Digital Angel’s summary historical financial data may not be indicative of the results of operations or financial position to be expected in the future.

	For the Six-Months Ended June 30,		For the Years Ended December 31,
	2007	2006	2006	2005	2004

Results of Operations Data:
Product revenue	$34,831	$27,747	$53,710	$53,241	$43,628
Service revenue	—	—	700	1,309	921

Total net revenue	34,831	27,747	54,410	54,550	44,549
Cost of products sold	21,509	16,275	31,919	29,930	24,872
Cost of services sold	—	—	—	—	—

Gross profit	13,322	11,472	22,491	24,620	19,677
Selling, general and administrative expense	15,277	11,631	24,228	21,217	16,712
Research and development expense	2,804	1,522	3,442	3,343	2,033
Asset impairment charge	—	—	—	—	—

Operating income (loss)	(4,759)	(1,681)	(5,179)	60	932
Interest income	46	174	270	347	32
Interest (expense)-Applied Digital	—	—	—	—	—
Interest (expense)-others	(998)	(206)	(465)	(364)	(1,337)
Realized losses on Applied Digital common stock	—	—	—	—	(1,231)
Change in derivative warranty liability	296	—	—	—	—
Other income	62	45	97	63	112

Loss from continuing operations before provision for taxes, minority interest and equity in net loss of affiliate	(5,353)	(1,668)	(5,277)	106	(1,492)
Income tax (provision) benefit	(38)	72	72	41	—

Loss from continuing operations before minority interest and equity in net loss of affiliate	(5,391)	(1,596)	(5,205)	147	(1,492)
Minority interest share of (losses) income	15	(58)	5	351	249
Equity in net loss of affiliate	—	—	—	—	—

Net loss before discontinued operations	(5,376)	(1,654)	(5,210)	(204)	(1,741)
Net income (loss) from discontinued operations	(833)	(1,056)	(1,593)	(9,272)	(3,216)

Net loss	$(6,209)	$(2,710)	$(6,803)	$(9,476)	$(4,957)

Loss per common share basic and diluted:
Loss from continuing operations	$(0.12)	$(0.04)	$(0.12)	$(0.01)	$(0.05)
Loss from discontinued operations	(0.02)	(0.02)	(0.03)	(0.21)	(0.10)

Net loss per common share-basic and diluted	$(0.14)	$(0.06)	$(0.15)	$(0.22)	$(0.15)

Weighted average common shares outstanding-basic and diluted	44,539	44,097	44,308	43,820	33,173

	As of June 30,	As of December 31,
	2007	2006	2005	2004

Balance Sheet Data:
Cash	$1,004	$1,521	$9,949	$17,468
Property and equipment, net	11,040	9,985	8,444	5,892
Goodwill and other intangibles, net	54,865	52,877	50,304	45,144
Total assets	97,981	89,896	90,207	92,673
Long-term debt and notes payable	3,790	4,036	3,656	2,285
Total debt	13,084	8,163	6,036	2,362
Minority interest	409	465	618	249
Total stockholders’ equity	62,964	68,546	72,446	79,761

SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following tables present information regarding the unaudited pro forma financial condition and results of operations after giving effect to the reclassification of Applied Digital’s subsidiaries, Computer Equity Corporation and Perimeter Acquisition Corp., as discontinued operations and to the merger. See “Unaudited Pro Forma Condensed Financial Data Reflecting the Reclassification of Applied Digital’s Subsidiaries, Computer Equity Corporation and Perimeter Acquisition Corp., as Discontinued Operations” and “Unaudited Pro Forma Condensed Combined Financial Data Reflecting the Merger,” which sections begin on page 111 of this joint proxy statement/prospectus. These tables set forth selected unaudited pro forma condensed combined statement of operations data of Applied Digital and Digital Angel for the six months ended June 30, 2007 and for the year ended December 31, 2006, as if the reclassification of Applied Digital’s subsidiaries, Computer Equity Corporation and Perimeter Acquisition Corp., as discontinued operations and the merger had become effective on January 1, 2007 and 2006, respectively. These tables also set forth selected unaudited pro forma condensed combined balance sheet data of Applied Digital as of June 30, 2007, as if the reclassification of Applied Digital’s subsidiaries, Computer Equity Corporation and Perimeter Acquisition Corp., as discontinued operations and the merger had become effective on that date.

The unaudited pro forma condensed combined financial data in the table below is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Applied Digital would have been had the reclassification of Applied Digital’s subsidiaries, Computer Equity Corporation and Perimeter Acquisition Corp., as discontinued operations and the merger occurred on the date assumed, nor is it necessarily indicative of future consolidated results of operations or financial position.

The unaudited pro forma condensed combined financial data in the table below does not include the realization of cost savings from operating efficiencies, revenue synergies or restructuring costs resulting from the merger. You should read this information in conjunction with the separate historical consolidated financial statements and accompanying notes of Applied Digital, which are incorporated by reference into this joint proxy statement/prospectus, and of Digital Angel, which are included in this joint proxy statement/prospectus beginning on page FS-1.

The following pro forma condensed combined financial information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial data and notes thereto included in this joint proxy statement/prospectus beginning on page 116.

	Six Months Ended	Year Ended
	June 30,	December 31,
	2007	2006
	(In thousands, except per share data)

Unaudited Pro Forma Condensed Combined Statement of Operations Data:
Revenues	$53,966	$87,428
Loss from continuing operations	$(10,111)	$(21,343)
Basic loss per share from continuing operations	$(0.11)	$(0.22)
Diluted loss per share from continuing operations	$(0.11)	$(0.22)

As of June 30, 2007
(In thousands)

Unaudited Pro Forma Condensed Combined Balance Sheet Data:
Cash and cash equivalents	$15,267
Total assets	$180,462
Short-term debt	$13,428
Long-term debt	$12,705
Total stockholders’ equity	$84,754

COMPARATIVE PER SHARE DATA (UNAUDITED)

The following table summarizes unaudited per share information for Applied Digital and Digital Angel on a historical basis, for Applied Digital on a pro forma basis to reflect the reclassification of its subsidiaries, Computer Equity Corporation and Perimeter Acquisition Corp., as discontinued operations, on a pro forma combined basis for Applied Digital, and an equivalent pro forma combined basis for Digital Angel. It has been assumed for purposes of the unaudited pro forma condensed combined financial data provided below that the merger was completed as of the beginning of the periods presented, January 1, 2007 and 2006. The following information should be read in conjunction with:

•	the historical audited financial statements of Applied Digital as of and for the year ended December 31, 2006 included in Applied Digital’s Current Report on Form 8-K filed with the SEC on September 10, 2007, and the unaudited historical financial statements as of and for the six months ended June 30, 2007, included in Applied Digital’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2007, which are incorporated by reference into this joint proxy statement/prospectus;

•	the historical audited financial statements of Digital Angel as of and for the year ended December 31, 2006 beginning on page FS-23 and the unaudited historical financial statements as of and for the six months ended June 30, 2007 beginning on page FS-2;

•	the unaudited pro forma condensed financial data reflecting the reclassification of Applied Digital’s subsidiaries, Computer Equity Corporation and Perimeter Acquisition Corp., as discontinued operations beginning on page 111; and

•	the unaudited pro forma condensed combined financial data beginning on page 116.

The pro forma information below is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the reclassification of Applied Digital’s subsidiaries, Computer Equity Corporation and Perimeter Acquisition Corp., as discontinued operations and the merger had been completed as of the beginning of the period presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. The historical book value per share and the unaudited Applied Digital pro forma book value per share were computed by dividing total stockholders’ equity by the number of shares of common stock outstanding at the end of the period. The pro forma income (loss) from continuing operations per share of common stock of the combined company is computed by dividing the pro forma income (loss) from continuing operations available to holders of shares of the combined company’s common stock by the pro forma weighted average number of shares outstanding over the period. The pro forma combined book value per share is computed by dividing total pro forma stockholders’ equity by the pro forma number of shares of common stock outstanding at the end of the period.

	As of/for the	As of/for the
	Six Months Ended	Year Ended
	June 30, 2007	December 31, 2006
	(Unaudited)	(Unaudited)

Applied Digital Historical:
Basic and diluted (loss) income from continuing operations per common share	$(0.11)	$(0.38)
Dividends declared per share(3)	—	—
Book value per share	$0.64	$0.65
Digital Angel Historical:
Basic and diluted (loss) income from continuing operations per common share	$(0.12)	$(0.12)
Dividends declared per share(3)	—	—
Book value per share	$1.41	$1.54
Unaudited Applied Digital Pro Forma(1):
Basic and diluted (loss) income from continuing operations per common share	$(0.12)	$(0.28)
Dividends declared per share(3)	—	—
Book value per share	$(0.64)	$(0.65)
Unaudited Pro Forma Combined(2):
Basic and diluted (loss) income from continuing operations per common share	$(0.11)	$(0.22)
Dividends declared per share(3)	—	—
Book value per share	$0.89	$0.90
Unaudited Digital Angel Pro Forma Equivalent(4):
Basic and diluted (loss) income from continuing operations per common share	$(0.09)	$(0.09)
Dividends declared per share(3)	—	—
Book value per share	$1.01	$1.10

(1)	The unaudited Applied Digital pro forma information reflects the reclassification of Computer Equity Corporation and Perimeter Acquisition Corp. as discontinued operations.

(2)	The unaudited pro forma combined information includes the consolidation of the majority interest in Digital Angel.

(3)	Applied Digital and Digital Angel have not declared any dividends on their common stock.

(4)	Digital Angel’s equivalent per share data amounts are calculated by dividing Digital Angel’s historical per share amounts by the common stock exchange ratio of 1.4.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Applied Digital’s common stock is traded on the Nasdaq Capital Market under the symbol “ADSX,” and Digital Angel’s common stock is traded on the AMEX under the symbol “DOC.” The following table sets forth the respective closing prices of Applied Digital’s and Digital Angel’s common stock, and the equivalent per share value of Digital Angel’s common stock giving effect to the merger, as of August 8, 2007, the date immediately prior to public announcement of the execution of the merger agreement, and October 3, 2007, the latest practicable trading day before the date of the printing of this joint proxy statement/prospectus. The equivalent per share value of Digital Angel’s common stock shown below assumes that the weighted average closing price of Applied Digital’s common stock for the twenty days ended August 7, 2007, which was used to determine the common stock exchange ratio, is equal to the closing price of Applied Digital’s common stock on August 8, 2007.

	Closing Price per	Closing Price per
	Share of	Share of	Digital Angel
	Applied Digital	Digital Angel	Equivalent
	Common Stock	Common Stock	per Share Value

August 8, 2007	$1.10	$1.40	$1.54
October 3, 2007	$1.05	$1.44	$1.47

For the periods indicated, the following table sets forth the respective intra-day high and low sales prices per share of Applied Digital’s and Digital Angel’s common stock as reported on their respective markets. Neither Applied Digital nor Digital Angel has declared or paid any cash dividends on its common stock. The per share prices do not include adjustment for markups, markdowns or commission.

	Applied Digital Common Stock		Digital Angel Common Stock
	High	Low	High	Low

2005
First Quarter	$7.24	$3.41	$8.55	$3.80
Second Quarter	3.98	2.55	5.49	3.66
Third Quarter	3.69	2.77	4.52	2.87
Fourth Quarter	3.38	2.40	3.65	2.31
2006
First Quarter	$3.06	$2.50	$4.33	$2.95
Second Quarter	2.91	1.60	4.49	3.09
Third Quarter	1.95	1.34	3.70	2.45
Fourth Quarter	2.82	1.56	3.67	2.45
2007
First Quarter	$2.33	$1.45	$2.84	$1.83
Second Quarter	1.62	1.16	2.31	1.55
Third Quarter	1.40	0.85	1.63	1.14
Fourth Quarter (through October 3, 2007)	1.14	0.92	1.47	1.27

You are advised to obtain current market quotations for Applied Digital and Digital Angel common stock before making any decision regarding the merger. The market price of the common stock of both companies is subject to fluctuation. The dollar value of the shares of Applied Digital common stock that holders of Digital Angel will receive in the proposed merger and the dollar value of the Digital Angel common stock they surrender may increase or decrease.

As of September 28, 2007, Digital Angel had 45,869,933 shares of common stock issued and outstanding and approximately 273 stockholders of record.

Digital Angel Dividend Policy

Digital Angel has never paid dividends on its common stock and does not anticipate paying dividends in the foreseeable future. Digital Angel is restricted under its credit facility from paying dividends on its common stock. In addition, Digital Angel’s domestic subsidiaries are restricted from transferring funds in the form of dividends, loans or advances to Digital Angel.

RISK FACTORS

In addition to the risks described in each company’s reports on Forms 10-K and 10-Q relating to each company as an independent business, you should carefully consider the following matters in deciding whether to vote in favor of the merger, which include all known material risks related to the merger. These matters have been grouped under three separate headings: “Risks Related to the Merger,” which discusses the risks of combining Applied Digital’s and Digital Angel’s companies, risks under the merger agreement and potential and actual conflicts of interest, among other things, “Industry and Business Risks Related to Applied Digital and Its Businesses,” which discusses the risks of Applied Digital’s industry and Applied Digital’s businesses other than those risks related solely to Digital Angel’s businesses and “Industry and Business Risks Related to Digital Angel and Its Businesses,” which discusses the risks of Digital Angel’s industry and Digital Angel’s businesses. If any of these risks actually materialize, the business, financial condition or prospects of Applied Digital and Digital Angel may be seriously harmed. In such case, the market price of Applied Digital common stock may decline and you may lose all or part of your investment. See “Cautionary Statement Concerning Forward-Looking Statements” on page 46.

Risks Related to the Merger

Applied Digital and Digital Angel may be unable to obtain the stockholder approvals required to complete the merger.

The closing of the merger is subject to certain approvals by the stockholders of Digital Angel and Applied Digital, which might not be obtained. The issuance of shares of Applied Digital common stock pursuant to the merger agreement requires the affirmative vote of a majority of the total votes cast at the special meeting by holders of Applied Digital common stock outstanding as of the record date, provided that a quorum is present. The approval and adoption of an amendment to Applied Digital’s certificate of incorporation requires the affirmative vote of the holders of a majority of the outstanding shares of Applied Digital common stock entitled to vote at the special meeting. Approval and adoption of the merger agreement by Digital Angel requires the affirmative vote of the holders of a majority of the outstanding shares of Digital Angel common stock entitled to vote at the special and annual meeting, as well as by the holders of a majority of the outstanding shares of Digital Angel common stock not held by Applied Digital or its affiliates. If any of these stockholder approvals are not obtained, the conditions to the completion of the merger will not be satisfied and the closing of the merger will not occur.

Any delay in completion of the merger may reduce or delay the benefits expected to be obtained from the merger.

The merger is subject to a number of conditions beyond the control of Applied Digital and Digital Angel that may prevent, delay or otherwise materially adversely affect its completion. For a more complete summary of the conditions that must be satisfied or waived prior to the effective time of the merger, see “The Merger Agreement — Conditions to Completion of the Merger.” Applied Digital and Digital Angel cannot predict whether and when these conditions will be satisfied. Any delay in completing the merger may reduce or delay the synergies and other benefits that Applied Digital and Digital Angel expect to achieve if they successfully complete the merger within the expected timeframe and integrate their respective businesses.

The number of shares that Digital Angel stockholders will be entitled to receive is fixed; if the market price of Applied Digital’s common stock declines, the value of the Applied Digital common stock being issued to Digital Angel stockholders will be reduced.

Upon the closing of the merger, each holder of shares of Digital Angel stock will be entitled to receive a fixed number of shares of Applied Digital common stock for each share of Digital Angel common stock held by such stockholder at the closing of the merger. The market value of Applied Digital common stock fluctuates based upon general market and economic conditions, Applied Digital’s businesses and prospects and other factors. Accordingly, even if the market price of Digital Angel common stock increases prior to the merger, Digital Angel stockholders will not be entitled to additional consideration.

There will be no upward adjustment to the common stock exchange ratio (except for reclassifications to reflect the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification or other like change with respect to Applied Digital common stock), and the parties do not have the right to terminate the merger agreement based upon changes in the market price of either Applied Digital common stock or Digital Angel common stock. On August 8, 2007, the last trading day prior to announcement of the merger, the closing price of Applied Digital’s common stock was $1.10. As of October 3, 2007, the closing price of Applied Digital’s common stock was $1.05. Accordingly, if Applied Digital’s stock price continues to decrease, Digital Angel stockholders will receive less value for their shares of Digital Angel common stock.

The issuance of shares of Applied Digital common stock to Digital Angel stockholders in the merger will substantially reduce the percentage interests of Applied Digital stockholders.

As of September 28, 2007, Applied Digital owned approximately 55.6% of Digital Angel’s outstanding shares of common stock. In the proposed merger, Digital Angel will become a wholly-owned subsidiary of Applied Digital. If the merger is completed, Applied Digital will issue approximately 46,719,341 shares of Applied Digital common stock in the merger to Digital Angel stockholders (based on the number of outstanding shares of Digital Angel common stock on the Digital Angel record date and assuming exercise of all outstanding Digital Angel options, warrants and restricted stock). Based on the number of shares of Applied Digital and Digital Angel common stock outstanding on the respective record dates of Applied Digital and Digital Angel, Digital Angel stockholders will own, in the aggregate, approximately 36.6% of the fully diluted shares of Applied Digital common stock immediately after the merger. The issuance of shares of Applied Digital common stock to Digital Angel stockholders in the merger will cause a significant reduction in the relative percentage interest of current Applied Digital stockholders in earnings, voting, liquidation value, and book and market value.

The stock prices and businesses of Applied Digital and Digital Angel may be adversely affected if the merger is not completed.

If the merger is not completed, the market prices of Applied Digital common stock and Digital Angel common stock may decline. In addition, Applied Digital’s and Digital Angel’s businesses and operations may be harmed to the extent that customers, suppliers, and others believe that the companies cannot effectively compete in the marketplace without the transaction, or that there is customer or employee uncertainty surrounding the future direction of the product and service offerings and strategy of Applied Digital or Digital Angel on a stand-alone basis. Completion of the merger is subject to several closing conditions, including obtaining requisite stockholder approvals, and Applied Digital and Digital Angel may be unable to obtain such approvals on a timely basis or at all. If the transaction is not completed, Applied Digital would not derive the benefits expected to result from the transaction. Additionally, if the transaction is not completed, Applied Digital and Digital Angel will still be required to pay significant costs incurred in connection with the transaction, including legal, accounting, and financial advisory fees.

The significant costs associated with the merger may not prove to be justified in light of the benefits ultimately realized and could adversely affect future liquidity and operating results.

Applied Digital estimates that it will incur direct transaction costs of approximately $1.0 million associated with the merger, which will be included as a part of the total purchase cost for accounting purposes. In addition, Digital Angel estimates that it will incur direct transaction costs estimated to be $1.0 million, which will be expensed as incurred for accounting purposes. These numbers are estimates that are subject to increase. Applied Digital and Digital Angel believe the combined company may incur charges to operations, which are not currently reasonably estimable, in the quarter in which the merger is completed or the following quarters, to reflect costs associated with integrating certain operations of the two companies. The combined company may incur additional material charges in subsequent quarters to reflect additional costs associated with the merger.

Charges to earnings may adversely affect the market value of the combined company’s common stock following the merger.

In accordance with accounting principles generally accepted in the United States, the combined company will account for the merger using the purchase method of accounting, which will result in charges to earnings that could have a material adverse effect on the market value of Applied Digital common stock following the closing of the merger. Under the purchase method of accounting, the combined company will allocate 44% of the estimated purchase price (representing the minority interest in assets purchased) to Digital Angel’s net tangible assets, amortizable intangible assets, and intangible assets with indefinite lives based on their fair values as of the date of the closing of the merger, and will record the excess as goodwill. Applied Digital will incur additional depreciation and amortization expense over the useful lives of certain of the net tangible and intangible assets acquired in connection with the merger. In addition, to the extent the value of goodwill or intangible assets with indefinite lives becomes impaired, Applied Digital may be required to incur material charges relating to the impairment of those assets. These depreciation, amortization and potential impairment charges could have a material adverse effect on Applied Digital’s results of operations.

The combined company may be unable to successfully integrate Digital Angel’s and Applied Digital’s operations or to realize the anticipated benefits of the merger. As a result, the value of Applied Digital common stock may be adversely affected.

Applied Digital and Digital Angel entered into the merger agreement because each company believes that the merger will be beneficial to each of Applied Digital, Digital Angel, and their respective stockholders. Currently, each company operates as an independent public company. Achieving the anticipated synergies, growth opportunities and cost savings from the merger will depend in part upon whether the two companies integrate their businesses in an efficient and effective manner. The companies may not be able to accomplish this integration process smoothly or successfully. The necessity of coordinating separate organizations, facilities and systems and addressing possible differences in corporate cultures and management philosophies may increase the difficulties of integration. The companies operate numerous systems, including those involving accounting and finance, employee benefits, payroll, management information, purchasing and regulatory compliance. The integration of certain operations following the merger will require the dedication of significant management resources, which may distract management’s attention from the day-to-day business of the combined company. The companies may not be able to achieve the anticipated operating and cost synergies or long-term strategic benefits of the merger. An inability to realize the full extent of, or any of, the anticipated benefits of the merger, as well as any delays encountered in the integration process, could have an adverse effect on the business and results of operations of the combined company, which may affect the value of the shares of Applied Digital common stock after the completion of the merger.

In order to be successful, the combined company must retain and motivate key employees, and failure to do so could seriously harm the combined company.

In order to be successful, the combined company must retain and motivate executives and other key employees, including those in managerial, sales and technical positions. Employees of Applied Digital or Digital Angel may experience uncertainty about their future roles in the combined company until or after strategies with regard to the combined company are announced or executed. These circumstances may adversely affect the combined company’s ability to attract and retain key management, sales and technical personnel. The combined company also must continue to motivate employees and keep them focused on the strategies and goals of the combined company, which may be particularly difficult because of the potential distractions of the merger.

Resales of Applied Digital common stock following the merger may cause the market price of Applied Digital common stock to decrease.

As of September 28, 2007, Applied Digital had 70,870,866 shares of common stock outstanding, and an aggregate of 11,419,126 shares of Applied Digital common stock were issuable upon the exercise of Applied Digital warrants and the exercise of outstanding employee or director stock options and unvested restricted stock. Applied Digital expects that it will issue approximately 28,524,641 shares of Applied Digital common stock in the merger based on the number of shares of Digital Angel common stock outstanding on September 28, 2007, and will reserve an additional approximately 18,194,700 shares of Applied Digital common stock for issuance in connection with Applied Digital’s assumption of Digital Angel’s outstanding options, warrants and restricted stock. The issuance of these new shares of Applied Digital common stock and the sale of additional shares of Applied Digital common stock that may become eligible for sale in the public market from time to time upon exercise of options or other rights will increase the total number of shares of Applied Digital common stock outstanding. This increase will be substantial. Sales of a significant number of shares of Applied Digital common stock could have the effect of depressing the market price for Applied Digital common stock.

The unaudited pro forma financial statements are not an indicator of the combined company’s financial condition or results of operations following the merger.

The unaudited pro forma financial statements contained in this joint proxy statement/prospectus are not an indicator of the combined company’s financial condition or results of operations following the merger for several reasons. The unaudited pro forma financial statements have been derived from the historical financial statements of Applied Digital and Digital Angel, and many adjustments and assumptions have been made regarding the combined company after giving effect to the merger. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. As a result, the actual financial condition and results of operations of the combined company following the merger may not be consistent with, or evident from, these unaudited pro forma financial statements.

In addition, the actual earnings per share of the combined company following the merger may decrease below that reflected in the pro forma financial information, which is lower than historical results of Applied Digital, for several reasons. The assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect the combined company’s actual earnings per share following the merger. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Data Reflecting the Merger” beginning on page 116. Any potential decline in Applied Digital’s earnings per share may cause significant variations in the stock price of the combined company.

Directors and officers of Applied Digital and Digital Angel may have conflicts of interest that may influence them to support or approve the merger.

In considering the recommendations of Applied Digital’s and Digital Angel’s respective boards of directors, you should be aware that certain directors and officers of Applied Digital and Digital Angel may have interests in the merger that may be different from, or in addition to, your interests as a stockholder generally and may create potential and actual conflicts of interest. These interests on the part of certain directors and officers of Applied Digital and Digital Angel may arise as a result of cross directorships, stock ownership, intercompany transactions, intercompany agreements and potential bonus payments. The boards of directors of each of Applied Digital and Digital Angel were aware of these interests and considered them when they approved and adopted the merger agreement and the merger. For a detailed discussion of the interests of the directors and executive officers of Applied Digital and Digital Angel, see the section entitled “The Merger — Interests of Certain Persons in the Merger.”

The fairness opinions obtained by Applied Digital and Digital Angel from their respective special committees’ financial advisors will not reflect changes in circumstances between signing the merger agreement and the completion of the merger.

Neither Applied Digital nor Digital Angel has obtained updated opinions as of the date of this joint proxy statement/prospectus from Duff & Phelps or Seven Hills Partners LLC, respectively. Changes in the operations and prospects of Applied Digital or Digital Angel, general market and economic conditions, and other factors that may be beyond the control of Applied Digital or Digital Angel, and on which the fairness opinions were based, may alter the value of Applied Digital or Digital Angel or the prices of their common stock by the time the merger is completed. Each fairness opinion is based on the information in existence on the date of the opinion and will not be updated as of the time the merger is to be completed. Because Applied Digital and

Digital Angel currently do not anticipate asking their respective financial advisors to update their opinions, the written opinions dated August 8, 2007 do not address the fairness of the common stock exchange ratio, from a financial point of view, at the time the Applied Digital special meeting and the Digital Angel special and annual meeting are to be held or at the time the merger is to be completed. For a description of the opinions that Applied Digital and Digital Angel received from their respective financial advisors, please refer to “The Merger — Opinion of Financial Advisor to the Applied Digital Special Committee” and “The Merger — Opinion of Financial Advisor to the Digital Angel Special Committee.”

Industry and Business Risks Related To Applied Digital and Its Businesses

Applied Digital has a history of operating losses and negative cash flows and Applied Digital may not become profitable in the future, which could ultimately result in Applied Digital’s inability to continue operations in the normal course of business.

Historically, Applied Digital has incurred losses and has not generated positive cash flows from operations. Applied Digital incurred a consolidated loss from continuing operations of $7.2 million, $25.6 million, $4.7 million, and $17.3 million in the six-months ended June 30, 2007 and the years ended December 31, 2006, 2005, and 2004, respectively. Applied Digital’s consolidated operating activities used cash of $5.4 million, $7.7 million, $11.5 million, and $13.5 million during the six-months ended June 30, 2007 and the years ended December 31, 2006, 2005, and 2004, respectively. During these periods, Applied Digital has funded its operating cash requirements, as well as its capital needs, with the proceeds from investing and/or financing activities.

Applied Digital’s ability in the future to achieve or sustain profitability is based on a number of factors, many of which are beyond its control, including the future demand for its RFID and GPS and satellite-based systems. If demand for such systems does not reach anticipated levels, or if Applied Digital fails to manage its cost structure, Applied Digital may not achieve or be able to sustain profitability.

As of June 30, 2007, Applied Digital and its subsidiaries, including VeriChip, had cash and cash equivalents aggregating approximately $15.5 million. Applied Digital believes that it will have sufficient funds to operate its businesses over the next twelve months. However, its goal is to achieve profitability and to generate positive cash flows from operations. Applied Digital’s profitability and cash flows from operations depends on many factors, including the success of its marketing programs, the maintenance and reduction of expenses, and its ability to successfully develop and bring to market its new products and technologies. If, in the future, Applied Digital is not successful in managing these factors and achieving its goal of profitability and positive cash flows from operations, it may not have sufficient funds to operate its businesses, which could ultimately result in its inability to continue operations in the normal course.

Applied Digital’s stock price has reflected a great deal of volatility, including a significant decrease over the past few years. The volatility may mean that, at times, its stockholders may be unable to resell their shares at or above the price at which they acquired them.

From January 1, 2004 to October 3, 2007, the price per share of Applied Digital common stock has ranged from a high of $8.55 to a low of $0.85. The price of Applied Digital common stock has been, and may continue to be, highly volatile and subject to wide fluctuations. The market value of its common stock has declined in the past, in part, due to its operating performance. In the future, broad market and industry factors may decrease the market price of its common stock, regardless of its actual operating performance. This is even more of an issue as Applied Digital increases its focus on developing and marketing new, unproven products, for which there is considerable resistance due to privacy and other concerns. Declines in the market price of Applied Digital common stock could affect its access to capital, which may, in the future, impact its ability to continue as a going concern. In addition, declines in the price of Applied Digital common stock may harm employee morale and retention, curtail investment opportunities presented to it, and negatively impact other aspects of its businesses. As a result of any such declines, stockholders may be unable to resell their shares at or above the price at which they acquired them.

If Applied Digital fails to continue to meet all applicable Nasdaq Capital Market requirements, its stock could be delisted by the Nasdaq Capital Market. If delisting occurs, it would adversely affect the market liquidity of Applied Digital’s common stock and harm its businesses.

Applied Digital common stock is currently traded on the Nasdaq Capital Market under the symbol “ADSX.” If Applied Digital fails to meet any of the continued listing standards of the Nasdaq Capital Market, its common stock could be delisted from the Nasdaq Capital Market. These continued listing standards include specifically enumerated criteria, such as:

•	a $1.00 minimum closing bid price;

•	shareholders’ equity of $2.5 million, market value of publicly-held shares of $35 million, or net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years;

•	500,000 shares of publicly-held common stock with a market value of at least $1 million;

•	300 round-lot stockholders; and

•	compliance with Nasdaq’s corporate governance requirements, as well as additional or more stringent criteria that may be applied in the exercise of Nasdaq’s discretionary authority.

On October 3, 2007, Applied Digital met all of the continued listing standards. However, for the 16 trading days prior to October 3, 2007, Applied Digital’s common stock was below $1.00. For continued listing of Applied Digital common stock on the Nasdaq, Nasdaq Marketplace Rule 4310(c)(4) requires that the minimum bid price of a share of Applied Digital common stock be at least $1.00. If the closing bid price of Applied Digital common stock does not remain at $1.00 or more for 30 consecutive business days, the Nasdaq will promptly notify Applied Digital and it will have a period of 180 calendar days from such notification to achieve compliance. To regain compliance, the closing bid price of Applied Digital common stock would have to remain at $1.00 or more for a minimum of ten consecutive trading days. If Applied Digital does not regain compliance during this first 180-day period, Nasdaq will determine whether Applied Digital meets the Nasdaq Capital Market initial listing criteria set out in Marketplace Rule 4310(c), except for the minimum bid price requirement. If at that time Applied Digital meets the initial listing criteria (currently it does meet the initial listing criteria, except for the minimum bid price requirement), it will be eligible for an additional 180-day cure period. If Applied Digital is not eligible for the additional cure period, Nasdaq will provide Applied Digital with written notification that its common stock will be delisted. In such case, it will have the right to appeal Nasdaq’s delisting determination to a Listing Qualifications Panel. The 180-day cure period described above relates exclusively to Applied Digital’s minimum bid price deficiency. Applied Digital may be delisted during the 180-day period for failure to maintain compliance with any other continued listing requirements that occur during this period. Even if Applied Digital is successful in curing a non-compliance, Nasdaq may seek to delist it for Applied Digital’s failure to meet enumerated conditions for continued listing.

If Applied Digital common stock is delisted from the Nasdaq Capital Market, trading of its common stock most likely will be conducted in the over-the-counter market on an electronic bulletin board established for unlisted securities, such as the Pink Sheets or the OTC Bulletin Board. Such delisting could also adversely affect Applied Digital’s ability to obtain financing for the continuation of Applied Digital’s operations and could result in the loss of confidence by investors, suppliers and employees.

Applied Digital has effected or entered into (and will likely continue to effect or enter into) capital-raising transactions, acquisitions, legal settlements and contracts for services that involve the issuance of shares of its common stock (or securities convertible into or exchangeable for such shares) and, as a result, the value of its common stock may be further diluted.

Applied Digital has effected and entered into (and will likely continue to effect and enter into) capital-raising transactions, acquisitions, legal settlements and contracts for services that involve the issuance of shares of its common stock or securities convertible into or exchangeable for such shares. These share issuances may be dilutive to the value of its common stock and may result in a decrease in the market price of its common stock.

On September 28, 2007, Applied Digital entered into a memorandum of settlement with Hark M. Vasa and his family partnerships. Under the parties’ agreement, Applied Digital agreed to issue an aggregate amount of shares of its common stock to Mr. Vasa valued at $2.1 million and to file one or more registration statements registering the resale of such shares. Mr. Vasa will receive stock valued at $500,000 in each of the years 2007 and 2008, stock valued at $400,000 in each of the years 2009 and 2010, and stock valued at $300,000 in year 2011. Annual payments will be due on or about October 15th of each year. The amount of shares to be issued will be calculated based on the average closing price per share of Applied Digital common stock reported on the Nasdaq for the 10 consecutive trading-day period preceding the date of issuance. Applied Digital is required to have the shares registered for resale 180 days from the date of each issuance. If the number of shares issued on any specific issuance date does not have the values set forth above on the date the shares are required to be registered, Applied Digital will be required to issue additional shares to Mr. Vasa to cover the difference or pay the difference in cash.

Applied Digital has issued and outstanding a significant number of derivative securities (e.g., options and warrants) and the conversion or exercise of such securities may adversely affect the market price of its common stock.

As of June 30, 2007, there were outstanding warrants and options to acquire up to 10.3 million additional shares of Applied Digital common stock, and Applied Digital had 0.8 million additional shares of its common stock available to be issued in the future under its flexible stock plans and employee stock purchase plan. The exercise of outstanding options and warrants, and the sale in the public market of the shares purchased upon exercise, may have a dilutive effect on its common stock and may result in a decrease in the market price of its common stock.

Applied Digital relies heavily on revenues derived from sales to various governmental agencies, and the loss of, or a significant reduction in, orders from government agencies could result in significant losses and deficits in cash flows from operations.

Over 98%, 96%, and 96% of Applied Digital’s revenue from sales of voice, data and video telecommunications networks for each of the years ended December 31, 2006, 2005, and 2004, respectively, were generated through sales to various agencies of the U.S. government. In addition, its principal customers for electronic identification devices for fish are Pacific States Marine, a government contractor that relies on funding from the U.S. government, and the U.S. Army Corps of Engineers. Applied Digital’s GPS and Radio Communications segment is heavily dependent on contracts with domestic government agencies and foreign governments, including the United Kingdom, primarily relating to military applications. Under certain contracts, a government agency is permitted to terminate its contract for convenience, including in cases when funds are no longer appropriated. In January 2005, the United States Postal Service terminated for convenience the mail processing infrastructure contract that accounted for 52% (or $21.5 million) of Government Telecommunications, Inc.’s consolidated revenues in 2004. Because Applied Digital relies on revenues and cash flows generated from contracts, directly or indirectly, with governmental agencies, the loss of any such contract would result in a decrease in revenues and cash flows, and such a decrease may be significant and thereby have a material adverse effect on its financial condition and results of operations.

Applied Digital has substantial debt and debt service.

As of June 30, 2007, Applied Digital had indebtedness under a $12.7 million, non-convertible term note with Laurus Master Fund, Ltd., or Laurus, and, as a result, it incurs significant interest expense. The note accrues interest at a rate of 12% per annum, payable monthly, and has a maturity date of August 24, 2009. Applied Digital became obligated on April 1, 2007 to begin making monthly principal payments ranging from $200,000 to $300,000. Effective as of August 31, 2007, Applied Digital closed a $7.0 million, non-convertible debt financing transaction with Kallina Corporation, or Kallina, which is a wholly-owned subsidiary of Laurus. The note accrues interest at a rate per annum equal to the “prime rate” published in The Wall Street Journal from time to time, plus 3.0% (but the rate will not be less than 11.0% at any time), and matures on August 31, 2009. Applied Digital must make monthly principal payments of $166,667.67, plus interest, beginning March 1, 2008. The note allows for an optional redemption by paying 103% of the principal amount. Under each note, in the event of default, Laurus or Kallina, as applicable, is entitled to additional interest on the outstanding principal balance of the applicable note and on all outstanding obligations under the applicable note and the related agreements entered into in conjunction with the applicable note in an amount equal to 1% per month.

The notes contain certain events of default, including, among other things, failure to pay, violation of covenants, and certain other expressly enumerated events. Additionally, Applied Digital has granted Laurus a first priority security interest and granted Kallina a security interest in substantially all of its assets, and Applied Digital has pledged all of the issued and outstanding capital stock it owns in InfoTech and certain of its other wholly-owned subsidiaries and a portion of the issued and outstanding stock it owns in VeriChip and Digital Angel. Applied Digital has also agreed to guarantee the obligations of Digital Angel under a $6.0 million, revolving asset-based debt financing transaction, or the financing transaction, with Kallina pursuant to the terms of a security agreement, dated August 31, 2007, among Digital Angel, certain of Digital Angel’s subsidiaries and Kallina.

The degree to which Applied Digital is leveraged could have important consequences, including the following:

•	its ability to obtain additional financing in the future for capital expenditures, potential acquisitions, and other purposes may be limited, or financing may not be available on terms favorable to Applied Digital or at all; and

•	a substantial portion of its cash flows from operations must be used to pay its interest expense and repay its debt, which reduces the funds that would otherwise be available to it for its operations and future business opportunities.

A default under either note by Applied Digital or a default under the financing transaction by Digital Angel could result in acceleration of indebtedness and permit Laurus or Kallina to foreclose on Applied Digital’s assets and the stock it has pledged in its subsidiaries.

Applied Digital’s Advanced Technology segment relies heavily on revenues from one customer, and the loss of revenue from this customer could result in significant losses and deficits in cash flows from operations.

During the year ended December 31, 2006, approximately $5.9 million, or 25%, of Applied Digital’s Advanced Technology segment’s revenue was derived from sales to International Business Machines Corporation, or IBM, under the terms of two statements of work that Pacific Decision Sciences Corporation entered into with IBM in May 2006. The loss of this customer, or the loss of significant business from this customer, could have a material adverse effect on its results of operations and cash flows.

Over the past few years, Applied Digital has made significant changes in the nature and scope of its businesses, and Applied Digital has expanded into different product lines, including new, unproven technologies.

Over the past few years, Applied Digital has made significant changes in the nature and scope of its business operations and Applied Digital has expanded into different product lines, including new, unproven products such as VeriMed and Bio-Thermo. If Applied Digital is not successful in implementing its business model and developing and marketing these products, or if these products do not gain sufficient market acceptance, Applied Digital may not be able to achieve or sustain profitable operations. In that case, the market price of its common stock would likely decrease.

Applied Digital may be subject to costly product liability claims from the use of its systems, which could damage its reputation, impair the marketability of its systems and force Applied Digital to pay costs and damages that may not be covered by adequate insurance.

Manufacturing, marketing, selling, testing and operation of Applied Digital’s systems entail a risk of product liability. Applied Digital could be subject to product liability claims in the event its systems fail to perform as intended. Even unsuccessful claims against Applied Digital could result in the expenditure of funds in litigation, the diversion of management time and resources, damage to its reputation, and impairment in the marketability of its systems. While Applied Digital maintains liability insurance, it is possible that a successful claim could be made against Applied Digital, that the amount of its insurance coverage would not be adequate to cover the costs of defending against or paying such a claim, or that damages payable by Applied Digital would harm its businesses.

Applied Digital’s majority-owned subsidiary, VeriChip, is endeavoring to create a market for its VeriMed system. VeriChip may never achieve market acceptance or significant sales of this system.

VeriChip has been in the process of endeavoring to create a market for its VeriMed system since the Food and Drug Administration, or FDA, cleared the VeriMed system for use for patient identification and health information purposes in October 2004. Through June 30, 2007, VeriChip has generated only de minimis revenue from sales of the microchip inserter kits, significantly less than it had projected at the beginning of 2006. VeriChip may never achieve market acceptance or more than nominal or modest sales of this system.

VeriChip attributes the modest number of people who, through the date of this joint proxy statement/prospectus, have undergone the microchip implant procedure to the following factors:

•	Many people who fit the profile for which the VeriMed system was designed may not be willing to have a microchip implanted in their upper right arm.

•	Physicians may be reluctant to discuss the implant procedure with their patients until a greater number of hospital emergency rooms have adopted the VeriMed system as part of their standard protocol.

•	The media has from time to time reported, and may continue to report, on the VeriMed system in an unfavorable and, on occasion, an inaccurate manner. For example, there have been articles published asserting, despite at least one study to the contrary, that the implanted microchip is not magnetic resonance imaging, or MRI, compatible.

•	Privacy concerns may influence individuals to refrain from undergoing the implant procedure or dissuade physicians from recommending the VeriMed system to their patients. Misperceptions that a microchip-implanted person can be “tracked” and that the microchip itself contains a person’s basic information, such as name, contact information, and personal health records, may contribute to such concerns.

•	Misperceptions and/or negative publicity may prompt legislative or administrative efforts by politicians or groups opposed to the development and use of human-implantable RFID microchips. In 2006, a number of states introduced, and at least one state, Wisconsin, enacted, legislation that would prohibit any requirement that an individual undergo a microchip-implant procedure. While VeriChip supports all pending and enacted legislation that would preclude anything other than voluntary implantation, legislative bodies or government agencies may determine to go further, and their actions may have the effect, directly or indirectly, of delaying, limiting or preventing the use of human-implantable RFID microchips or the sale, manufacture or use of RFID systems utilizing such microchips.

•	At present, the cost of the microchip implant procedure is not covered by Medicare, Medicaid or private health insurance.

•	At present, no clinical studies to assess the impact of the VeriMed system on the quality of emergency department care have been completed.

In light of these and perhaps other factors, it is difficult to predict whether the VeriMed system will achieve market acceptance, how widespread that market acceptance will be, and the timing of such acceptance. Accordingly, VeriChip is uncertain as to whether it will generate the level of future revenue and revenue growth it has forecast from sales of the VeriMed system.

Applied Digital believes that sales of VeriChip’s implantable microchip, and the extent to which the VeriMed system achieves market acceptance, will depend, in part, on the availability of insurance reimbursement from third-party payers, including federal and state governments under programs, such as Medicare and Medicaid, and private insurance plans. Insurers may not determine to cover the cost of the implant procedure, or it may take a considerable period of time for this to occur.

Applied Digital believes that sales of VeriChip’s implantable microchip, and the extent to which the VeriMed system achieves market acceptance, will depend, in part, on the availability of insurance reimbursement from third-party payers, including federal and state government programs, such as Medicare and Medicaid, private health insurers, managed care organizations, and other healthcare providers. Both governmental and private third-party payers are increasingly challenging the coverage and prices of medical products and services, and require proven efficacy and cost effectiveness for reimbursement. If patients undergoing the microchip implant procedure, or health institutions and doctors using the VeriMed system, are not able to obtain adequate reimbursement for the cost of using these products and services, they may forego or reduce their use. While VeriChip is in the process of facilitating and, in one case, funding clinical studies that may demonstrate the efficacy of the VeriMed system, which it believes will make it more likely that government and private insurers will cover the cost of the microchip implant process, it may take a considerable period of time for this to occur, if, in fact, it does occur. If government and private insurers do not determine to reimburse the cost of the implant process, VeriChip would not expect to realize the anticipated level of future sales of its implantable microchip and the database subscription fees.

Even if the VeriMed system achieves some level of market acceptance, the anticipated significant and growing recurrent revenue from microchip-implanted persons subscribing to its database may not be realized.

VeriChip’s business model envisions that its VeriMed system will achieve some level of penetration within its target market for such system: the approximately 45 million at-risk people in the United States with cognitive impairment, chronic diseases and related conditions, or implanted medical devices. The model also anticipates VeriChip deriving significant and growing recurrent revenue from subscriptions to its database by persons implanted with its microchip. However, a person implanted with the microchip may decide not to subscribe to VeriChip’s database if, for example, the hospital emergency room where he or she would most likely be taken in an emergency maintains its own database. VeriChip does not currently anticipate that a significant percentage of VeriMed-adopting hospitals and other healthcare facilities will choose to provide databases for this purpose. However, future regulatory changes, such as in connection with the U.S. government’s efforts to address inefficiencies in the U.S. healthcare system related to information technology, could spur hospitals and other healthcare facilities to establish systems to maintain electronic health records. This might have the effect of reducing the number of people implanted with the microchip who might otherwise subscribe to VeriChip’s database which could, in turn, negatively affect the future revenue that VeriChip anticipates it will derive from the VeriMed system.

VeriChip may offer varying types of subscription levels to its database. One type of subscription level may allow an individual to include personal identification and contact information, physician and emergency contact information, blood type and advance directives, and another type may allow an individual to include all of the previous information, as well as personal health records. Initially, VeriChip anticipates that individuals implanted with its microchip will take responsibility for inputting all of their information into VeriChip’s database, including personal health records, as physicians currently have little interest in being involved in this process — primarily because of liability concerns and because they are generally not paid for this service. Over time, VeriChip envisions that persons implanted with its microchip may prevail upon their physicians to assist them with the inputting of information for which, by virtue of their medical training, physicians are better equipped to handle. If this does not occur, emergency room personnel and emergency medical technicians may lack confidence in the accuracy and completeness of implanted persons’ personal health records in the database. This could negatively affect the revenue VeriChip anticipates it will derive in the future from the VeriMed system.

If others assert that Applied Digital’s or its subsidiaries’ products infringe such third parties’ intellectual property rights, including rights to the patent covering VeriChip’s implantable microchip for human applications, Applied Digital or its subsidiaries may be drawn into costly disputes and risk paying substantial damages or losing the right to sell their products.

Applied Digital and its subsidiaries face the risk of adverse claims and litigation alleging infringement of the intellectual property rights of others. If infringement claims are brought against Applied Digital, its subsidiaries, or suppliers, these assertions could distract management and necessitate the expenditure of potentially significant funds and resources to defend or settle such claims. Applied Digital and its subsidiaries cannot be certain that they will have the financial resources to defend themselves against any patent or other intellectual property litigation.

If Applied Digital, its subsidiaries or suppliers are unsuccessful in any challenge to their rights to market and sell their products, Applied Digital or its subsidiaries may, among other things, be required to:

•	pay actual damages, royalties, lost profits and/or increased damages and the third party’s attorneys’ fees, which may be substantial;

•	cease the development, manufacture, use and/or sale of products that use the intellectual property in question through a court-imposed sanction called an injunction;

•	expend significant resources to modify or redesign their products, manufacturing processes or other technology so that they do not infringe others’ intellectual property rights, or to develop or acquire non-infringing technology, which may not be possible; or

•	obtain licenses to the disputed rights, which could require Applied Digital or its subsidiaries to pay substantial up-front fees and future royalty payments and may not be available to Applied Digital or its subsidiaries on acceptable terms, if at all, or to cease marketing the challenged products.

Ultimately, Applied Digital or its subsidiaries could be prevented from selling a product or otherwise be forced to cease some aspect of their business operations as a result of any intellectual property litigation. Even if Applied Digital, its subsidiaries or its suppliers are successful in defending an infringement claim, the expense, time delay, and burden on management of litigation and negative publicity could have a material adverse effect on their businesses.

VeriChip obtains the implantable microchip used in its VeriMed and Evitrace systems from a single supplier, making it vulnerable to supply disruptions that could constrain its sales of such systems and/or increase its per-unit cost of production of the microchip.

At present, Digital Angel is VeriChip’s sole supplier of VeriChip’s implantable microchip under the terms of an agreement VeriChip entered into with Digital Angel in December 2005. Digital Angel, in turn, sources the microchip from Raytheon Microelectronics España S.A., or RME, the actual manufacturer, under a supply agreement between Digital Angel and RME. The term of that agreement expires on June 30, 2010, subject to earlier termination by either party if, among other things, the other party breaches the agreement and does not remedy the breach within 30 days of receiving notice. Digital Angel and RME each own certain of the automated equipment and tooling used in the manufacture of the microchip. Accordingly, it would be difficult for Digital Angel to arrange for a third party other than RME to manufacture the implantable microchip if, for any reason, RME was unable to manufacture the implantable microchip or RME did not manufacture sufficient implantable microchips for Digital Angel to satisfy its requirements. Even if Digital Angel were able to arrange to have the implantable microchip manufactured in another facility, Applied Digital and VeriChip currently believe that making such arrangements and commencement of production could take at least three to six months. A supply disruption of this length could cause customers to cancel orders, negatively affect future sales and damage VeriChip’s business reputation. In addition, the per-unit cost of production at another facility could be more than the price per unit VeriChip pays to Digital Angel.

VeriChip’s sales of systems that incorporate its implantable microchip for human use may be enjoined by third parties who have rights to the intellectual property used in these systems, and VeriChip may be required to pay damages that would have an adverse effect on its business.

VeriChip may face a claim that it is violating the intellectual property rights of one or more third parties with respect to U.S. Patent No. 5,211,129, “Syringe-Implantable Identification Transponders.” If such a claim is successful, VeriChip could be required to cease engaging in activities to market its systems that utilize the implantable microchip and to pay damages, which may be substantial.

VeriChip obtains the implantable microchip used in VeriChip’s VeriMed and Evitrace systems from Digital Angel, under the terms of a supply agreement. Digital Angel, in turn, obtains the implantable microchip from RME, under a separate supply agreement. The technology underlying VeriChip’s VeriMed and Evitrace systems is covered, in part, by U.S. Patent No. 5,211,129. In 1994, Destron/IDI, Inc., a predecessor company to Digital Angel, granted a co-exclusive license under this patent, other than for certain specified fields of use retained by the predecessor company, to Hughes Aircraft Company, or Hughes, and its then wholly-owned subsidiary, Hughes Identification Devices, or HID. The specified fields of use retained by the predecessor company do not include human identification and security applications. The rights licensed in 1994 to Hughes and HID were freely assignable, and VeriChip does not know which party or parties currently have these rights or whether these rights have been assigned, transferred or conveyed to any third party. VeriChip sources the implantable microchip indirectly from a subsidiary of Raytheon Company, with which Hughes, then known as HE Holdings, Inc., was merged in 1997. However, VeriChip has no documentation that establishes its right to use the patented technology for human identification and security applications. Hughes, HID, any of their respective successors in interest, or any party to whom any of the foregoing parties may have assigned its rights under the 1994 license agreement may commence a claim against VeriChip asserting that VeriChip is violating its rights. Applied Digital is aware that Digital Angel and the successor to HID are in the process of finalizing a cross-license that includes Digital Angel obtaining a royalty-free, non-exclusive license to the successor’s rights to the implantable human applications of the ’129 patent, to which it claims certain ownership rights. That agreement is anticipated to have no cost to Applied Digital or VeriChip. If such a claim is successful, sales of the VeriMed or Evitrace systems could be enjoined, and VeriChip could be required to cease its efforts to create a market for these systems until the patent expires in April 2008. In addition, VeriChip could be required to pay damages, which may be substantial. Regardless of whether any claimant is successful, VeriChip would face the prospect of the expenditure of funds in litigation, the diversion of management time and resources, damage to its reputation, and the potential impairment in the marketability of its systems even after the expiration of the patent, which could harm its business and negatively affect its prospects.

Applied Digital’s inability to safeguard its intellectual property may adversely affect its businesses by causing Applied Digital to lose a competitive advantage or by forcing Applied Digital to engage in costly and time-consuming litigation to defend or enforce its rights.

Applied Digital relies on copyrights, trademarks, trade secret protections, know-how, and contractual safeguards to protect its non-patented intellectual property, including its software technologies. Applied Digital’s employees, consultants and advisors are required to enter into confidentiality agreements that prohibit the disclosure or use of its confidential information. Applied Digital also has entered into confidentiality agreements to protect its confidential information delivered to third parties for research and other purposes. There can be no assurance that Applied Digital will be able to effectively enforce these agreements, the confidential information will not be disclosed, others will not independently develop substantially equivalent confidential information and techniques or otherwise gain access to its confidential information, or that Applied Digital can meaningfully protect its confidential information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of its confidential information, and failure to maintain the confidentiality of its confidential information could adversely affect its businesses by causing Applied Digital to lose a competitive advantage maintained through such confidential information.

Disputes may arise in the future with respect to the ownership of rights to any technology developed with third parties. These and other possible disagreements could lead to delays in the collaborative research, development or commercialization of its systems, or could require or result in costly and time-consuming litigation that may not be decided in its favor. Any such event could have a material adverse effect on its businesses, financial condition and results of operations by delaying its ability to commercialize innovations or by diverting its resources away from revenue-generating projects.

Applied Digital’s efforts to protect its intellectual property may be less effective in some foreign countries where intellectual property rights are not as well protected as in the United States.

The laws of some foreign countries do not protect intellectual property to as great an extent as do the laws of the United States. Policing unauthorized use of the intellectual property utilized in Applied Digital’s systems and system components is difficult, and there is a risk that its means of protecting its intellectual property may prove inadequate in these countries. Applied Digital’s competitors in these countries may independently develop similar technology or duplicate its systems, which would likely reduce its sales in these countries. Furthermore, some of Applied Digital’s patent rights may be limited in enforceability to the United States or certain other select countries, which may limit its intellectual property rights abroad.

VeriChip may not be successful in its efforts to obtain federal registration of its trademarks containing the “Veri” prefix with the U.S. Patent and Trademark Office.

In June 2004, VeriSign, Inc., or VeriSign, filed oppositions with the U.S. Patent and Trademark Office, objecting to the registration of the VeriChip trade name and trademarks that begin with the “Veri” prefix. If VeriSign is successful in the opposition proceedings, the applications to register VeriChip’s other “Veri-” marks will be refused. It is also possible that VeriSign could bring a court action seeking to enjoin VeriChip’s use of VeriChip and the other “Veri-” marks and/or seek monetary damages from its use of these marks. If VeriSign were to bring a court action and prevail in that action, VeriChip may be required to re-name and re-brand some of its products, such as VeriMed and VeriChip. In addition, Applied Digital and VeriChip could be required to pay damages to VeriSign for Applied Digital’s prior use and VeriChip’s current use of any trademarks found to have been confusingly similar to those of VeriSign.

Implantation of VeriChip’s human implantable microchip may be found to cause risks to a person’s health, which could adversely affect sales of its systems that incorporate the implantable microchip.

The implantation of VeriChip’s implantable microchip may be found, or be perceived, to cause risks to a person’s health. Potential or perceived risks include adverse tissue reactions, migration of the microchip and infection from implantation. As more people are implanted with the implantable microchip, it is possible that these and other risks to health will manifest themselves. Actual or perceived risks to a person’s health associated with the microchip implantation process could constrain VeriChip’s sales of the VeriMed system or result in costly and expensive litigation. Further, the potential resultant negative publicity could damage VeriChip’s business reputation, leading to loss in sales of its other systems targeted at the healthcare market, which would harm its business and negatively affect its prospects.

If VeriChip is required to effect a recall of its implantable microchip, its reputation could be materially and adversely affected and the cost of any such recall could be substantial, which could adversely affect its results of operations and financial condition.

From time to time, implanted devices have become subject to recall due to safety, efficacy, product failures or other concerns. To date, VeriChip has not had to recall any of its implantable microchips. However, if, in the future, VeriChip is required to effect such a recall, the cost of the recall, and the likely related loss of system sales, could be substantial and could materially and adversely affect its results of operations and financial condition. In addition, any such recall could materially adversely affect its reputation and its ability to sell its systems that make use of the implantable microchip, which would harm its business.

Interruptions in access to, or the hacking into, VeriChip’s VeriMed patient information database may have a negative impact on its revenue, damage its reputation and expose it to litigation.

Reliable access to the VeriMed patient information database is a key component of the functionality of the VeriMed system. VeriChip’s ability to provide uninterrupted access to the database, whether operated by VeriChip or one or more third parties with whom it contracts, will depend on the efficient and uninterrupted operation of the computer and communications systems involved. Although certain elements of technological, power, communications, personnel and site redundancy are maintained, the database may not be fully redundant. Further, the database may not function properly if certain necessary third-party systems fail, or if some other unforeseen act or natural disaster should occur. In the past, VeriChip has experienced short periods during which the database was inaccessible as a result of development work, system maintenance and power outages. Any disruption of the database services, computer systems or communications networks, or those of third parties that VeriChip relies on, could result in the inability of users to access the database for an indeterminate period of time. This, in turn, could cause VeriChip to lose the confidence of the healthcare community and persons who have undergone the microchip implant procedure, resulting in a loss of revenue and possible litigation.

In addition, if the firewall software protecting the information contained in VeriChip’s database fails or someone is successful in hacking into the database, VeriChip could face damage to its business reputation and litigation.

Regulation of products and services that collect personally-identifiable information or otherwise monitor an individual’s activities may make the provision of VeriChip’s services more difficult or expensive and could jeopardize its growth prospects.

Certain technologies that VeriChip currently supports, or may in the future support, are capable of collecting personally-identifiable information. A growing body of laws designed to protect the privacy of personally- identifiable information, as well as to protect against its misuse, and the judicial interpretations of such laws, may adversely affect the growth of its business. In the United States, these laws include the Health Insurance Portability and Accountability Act, or HIPAA, the Federal Trade Commission Act, the Electronic Communications Privacy Act, the Fair Credit Reporting Act, and the Gramm-Leach-Bliley Act, as well as various state laws and related regulations. Although VeriChip is not a covered entity under HIPAA, it has entered into agreements with certain covered entities in which it is considered to be a “business associate” under HIPAA. As a business associate, VeriChip is required to implement policies, procedures and reasonable and appropriate security measures to protect individually-identifiable health information it receives from covered entities. VeriChip’s failure to protect health information received from customers could subject it to liability and adverse publicity, and could harm its business and impair its ability to attract new customers.

In addition, certain governmental agencies, like the U.S. Department of Health and Human Services and the Federal Trade Commission, have the authority to protect against the misuse of consumer information by targeting companies that collect, disseminate or maintain personal information in an unfair or deceptive manner. VeriChip is also subject to the laws of those foreign jurisdictions in which it operates, some of which currently have more protective privacy laws. If VeriChip fails to comply with applicable regulations in this area, its business and prospects could be harmed.

Certain regulatory approvals generally must be obtained from the governments of the countries in which VeriChip’s foreign distributors sell its systems. However, any such approval may be subject to significant delays or may not be obtained. Any actions by regulatory agencies could materially and adversely affect VeriChip’s growth plans and the success of its business.

If VeriChip fails to comply with anti-kickback and false claims laws, VeriChip could be subject to costly and time-consuming litigation and possible fines or other penalties.

VeriChip is, or may become subject to, various federal and state laws designed to address healthcare fraud and abuse, including anti-kickback laws and false claims laws. The federal anti-kickback statute prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referring items or services payable by Medicare, Medicaid, or any other federally-funded healthcare program. This statute also prohibits remuneration in return for purchasing, leasing, or ordering or arranging, or recommending the purchasing, leasing, or ordering, of items or services payable by Medicare, Medicaid, or any other federally-funded healthcare program. The anti-kickback laws of various states apply more broadly to prohibit remuneration in return for referrals of business payable by payers other than federal healthcare programs.

False claims laws prohibit anyone from knowingly presenting, or causing to be presented, for payment to third-party payers, including Medicare and Medicaid, which currently do not provide reimbursement for VeriChip’s human microchip implant procedure, claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. VeriChip’s activities relating to the reporting of wholesale or estimated retail prices of its VeriMed system, the reporting of Medicaid rebate information, and other information affecting federal, state, and third-party payment for the VeriMed system will be subject to scrutiny under these laws.

The anti-kickback statute and other fraud and abuse laws are very broad in scope, and many of their provisions have not been uniformly or definitively interpreted by existing case law or regulations. Violations of the anti-kickback statute and other fraud and abuse laws may be punishable by criminal and civil sanctions, including fines and civil monetary penalties, as well as the possibility of exclusion from federal healthcare programs, including Medicare and Medicaid, which currently do not provide reimbursement for VeriChip’s microchip implant procedure. VeriChip has not been challenged by a governmental authority under any of these laws and believes that its operations are in compliance with such laws. However, because of the far-reaching nature of these laws, VeriChip may be required to alter one or more of its practices to be in compliance with these laws. Healthcare fraud and abuse regulations are complex, and even minor, inadvertent irregularities in submissions can potentially give rise to claims that the statute has been violated. If VeriChip is found to have violated these laws, or is charged with violating them, its business, financial condition, and results of operations could suffer, and its management team could be required to dedicate significant time addressing the actual or alleged violations.

Applied Digital’s consolidated revenues and cash position may decline if its majority-owned subsidiary, InfoTech, is unable to comply with its payment and other obligations under its credit facilities with Wells Fargo Business Credit, Inc. and IBM Credit LLC.

InfoTech is indebted to Wells Fargo Business Credit, Inc., or Wells Fargo, and IBM Credit LLC. Unless earlier terminated, the credit facility with Wells Fargo matures on June 29, 2008, and automatically renews for successive one-year periods thereafter unless terminated by Wells Fargo or InfoTech. The credit facility with IBM Credit LLC will remain in effect until terminated by either party by providing at least 90 days’ written notice to the other party. InfoTech may not have the cash resources to repay the indebtedness outstanding when due. Accordingly, InfoTech may be required to obtain the funds necessary to repay these obligations either through refinancing, the issuance of additional InfoTech equity or debt securities, or the sale of its assets. InfoTech may be unable to obtain the funds needed to repay the obligations from any one or more of these other sources on favorable economic terms or at all.

To secure its debt payment obligations to Wells Fargo, InfoTech granted to Wells Fargo a security interest in, and lien upon, substantially all of its property and assets. Currently, InfoTech is in compliance with the covenants under the loan agreements; however, in the past, InfoTech has not met certain financial covenants and has had to obtain waivers from Wells Fargo. In the event of any additional noncompliance, InfoTech will again seek to obtain a waiver, for which a waiver fee may be required, but no assurance can be given that any such additional waiver will be granted. The occurrence of an unwaived event of default under the credit facility would subject InfoTech to foreclosure by Wells Fargo on substantially all of its assets to the extent necessary to repay any amounts due.

A payment or other default under the credit facility could result in InfoTech’s inability to continue operations in the normal course.

Applied Digital’s results of operations may be adversely affected if it writes off goodwill and other intangible assets.

As of June 30, 2007, Applied Digital had goodwill and other intangible assets of approximately $103.7 million. On January 1, 2002, Applied Digital adopted Financial Accounting Standards No. 142, or FAS 142, which requires that goodwill and certain intangibles no longer be amortized but instead tested for impairment at least annually by applying a fair value based test. In the fourth quarters of 2006, 2005 and 2004, Applied Digital performed its annual impairment test for goodwill and certain other intangible assets using a fair value based approach, primarily discounted cash flows. Based on its evaluations, goodwill and other intangible assets were not impaired as of December 31, 2004. However, during the fourth quarters of 2006 and 2005, Applied Digital recorded an impairment charge of approximately $6.6 million and $7.1 million, respectively, for goodwill and other intangible assets associated with Applied Digital’s Advanced Technology and GPS and Radio Communications segments, respectively. In addition, Applied Digital expects to record an impairment charge of approximately $3.5 million during the third quarter ended September 30, 2007 for goodwill associated with Computer Equity Corporation. On September 30, 2007, Applied Digital’s board of directors decided to sell Computer Equity Corporation.

Applied Digital assesses the fair value of its goodwill and other intangible assets annually or earlier if events occur or circumstances change that would more likely than not reduce the fair value of these assets below their carrying value. These events or circumstances would include a significant change in business climate, including a significant, sustained decline in an entity’s market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business, or other factors. If Applied Digital determines that significant impairment has occurred, Applied Digital would be required to write off the impaired portion of goodwill and its other intangible assets. Impairment charges could have a material adverse effect on its operating results and financial condition.

The sale of shares of common stock by Applied Digital’s subsidiaries to third parties at prices below the per share carrying amount of Applied Digital’s investments has given (and may, in the future, give) rise to losses in its consolidated statement of operations and its inability to consolidate its operations.

As of June 30, 2007, VeriChip and Digital Angel have issued shares of their common stock to third parties at prices per share lower than the per share carrying amount of Applied Digital’s investment in these subsidiaries, triggering losses in Applied Digital’s consolidated statement of operations. In addition, the issuances of stock by VeriChip, Digital Angel and InfoTech have given rise to losses as a result of the dilution of Applied Digital’s ownership interest in these subsidiaries. Future stock issuances to third parties by VeriChip, Digital Angel and InfoTech, including upon the exercise of stock options and warrants, may give rise to additional losses. Such losses would reduce Applied Digital’s net income, perhaps significantly. In addition, such issuances give rise to a decrease in Applied Digital’s ownership position. If its equity interest in VeriChip and Digital Angel (52.0% and 55.6%, respectively, as of September 28, 2007) were, as a result of future issuances of VeriChip and Digital Angel shares, to drop below 50%, Applied Digital may not be able to consolidate their operations in its financial statements. This would also result in a significant reduction in its consolidated revenues and assets.

Applied Digital faces the risk that the value of its inventory may decline before it is sold or that its inventory may not be able to be sold at the anticipated prices.

On June 30, 2007, the book value of its inventory was $16.5 million. Its inventory may decline in value as a result of technological obsolescence or a change in the product. During the six-months ended June 30, 2007, and during each of the years ended December 31, 2006, 2005 and 2004, Applied Digital recorded approximately $0.4 million, $0.2 million, $0.6 million and $0.2 million in inventory reserves, respectively. In addition, in the six-months ended June 30, 2007, and during the year ended December 31, 2006, VeriChip wrote off approximately $0.0 million and $0.4 million, respectively, of inventory associated with its VeriMed system. Applied Digital’s success depends in part on its ability to minimize the cost to purchase/produce inventory and turn that inventory rapidly through sales. The failure to turn such inventory may require Applied

Digital to sell such inventory at a discount or at a loss or write down its value, which could result in significant losses and decreases in its cash flows.

Currency exchange rate fluctuations could have an adverse effect on Applied Digital’s sales and financial results.

During the year ended December 31, 2006, Digital Angel generated approximately 38% of its sales and incurred a portion of its expenses in currencies other than U.S. dollars. Also, VeriChip incurs a significant portion of its payroll in Canadian dollars. To date, Applied Digital has not incurred material amounts of foreign currency gains or losses. However, to the extent that going forward Applied Digital is unable to match revenues received in foreign currencies with costs paid in the same currency, exchange rate fluctuations in any such currency could have an adverse effect on its financial results.

If Applied Digital fails to maintain proper and effective internal controls, its ability to produce accurate financial statements could be impaired, which could adversely affect its operating results, its ability to operate its businesses and its stock price.

During the course of its testing of its internal controls, Applied Digital may identify, and have to disclose, material weaknesses or significant deficiencies in its internal controls that will have to be remediated. Implementing any appropriate changes to Applied Digital’s internal controls may require specific compliance training of its directors, officers, and employees, entail substantial costs in order to modify its existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of its internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase its operating costs and could materially impair its ability to operate its businesses. In addition, investors’ perceptions that Applied Digital’s internal controls are inadequate or that Applied Digital is unable to produce accurate financial statements may negatively affect its stock price.

If Applied Digital or its subsidiaries are found liable in lawsuits that have been brought against them or if they are found liable in other litigation to which they may become subject in the future, Applied Digital or its subsidiaries may be forced to pay substantial damages and change their business practices, which could have a material adverse effect on Applied Digital’s revenue and profitability.

Applied Digital and its subsidiaries are currently involved in several legal proceedings. For a discussion of certain of these legal proceedings, see “Information About Applied Digital — Legal Proceedings” and “Description of Digital Angel’s Business — Legal Proceedings.” Applied Digital has accrued its estimate of the probable costs for the resolution of these claims, and, as of June 30, 2007, it recorded approximately $0.9 million in reserves with respect to such claims. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in these estimates. If Applied Digital or its subsidiaries are unsuccessful in their defense against any of the legal proceedings, Applied Digital may be forced to pay substantial damages and/or change its business practices or pricing structure, any of which could have a material adverse effect on its revenue, cash flows and profitability.

Industry and Business Risks Related to Digital Angel and Its Businesses

Digital Angel has a history of operating losses and negative cash flows and Digital Angel may not become profitable in the future, which could ultimately result in Digital Angel’s inability to continue operations in the normal course of business.

Historically, Digital Angel has incurred losses and has generated negative cash flows from operations. Digital Angel incurred a consolidated loss from continuing operations of $5.4 million, $5.2 million, $0.2 million, and $1.7 million in the six months ended June 30, 2007 and the years ended December 31, 2006, 2005, and 2004, respectively. Digital Angel’s consolidated operating activities provided/(used) cash of $0.4 million, $(5.4) million, $(3.3) million and $2.5 million during the six months ended June 30, 2007 and during the years ended December 31, 2006, 2005 and 2004, respectively. During these periods, Digital Angel funded its operating cash requirements, as well as its capital needs, with the proceeds from investing and financing activities.

Digital Angel expects to continue to incur consolidated operating losses for the foreseeable future. Digital Angel’s ability in the future to achieve or sustain profitability is based on a number of factors, many of which are beyond its control, including the future demand for its RFID and GPS systems. If demand for such systems does not reach anticipated levels, or if Digital Angel fails to manage its cost structure, Digital Angel may not achieve or be able to sustain profitability.

As of June 30, 2007, Digital Angel and its subsidiaries had cash and cash equivalents aggregating $1.0 million. Digital Angel believes that it currently has sufficient funds to operate its businesses over the next twelve months. However, Digital Angel’s goal is to achieve profitability and to generate positive cash flows from operations. Digital Angel’s profitability and cash flows from operations depend on many factors, including the success of its marketing programs, the maintenance and reduction of expenses and its ability to successfully develop and bring to market its new products and technologies. If, in the future, it is not successful in managing these factors and achieving its goal of profitability and positive cash flows from operations, Digital Angel may not have sufficient funds to operate its businesses, which could ultimately result in its inability to continue operations in the normal course.

Digital Angel obtains the implantable microchip used in its Animal Applications segment’s products from a single supplier, making Digital Angel vulnerable to supply disruptions that could constrain its sales of such systems and increase its per-unit cost of production of the microchip.

Digital Angel obtains the implantable microchip used in its Animal Applications segment’s products from RME, the actual manufacturer, under a supply agreement between Digital Angel and RME. The term of that agreement expires on June 30, 2010, subject to earlier termination by either party if, among other things, the other party breaches the agreement and does not remedy the breach within 30 days of receiving notice. Digital Angel and RME each own certain of the automated equipment and tooling used in the manufacture of the microchip. Accordingly, it would be difficult for Digital Angel to arrange for a third party, other than RME, to manufacture the implantable microchip if, for any reason, RME was unable or unwilling to manufacture the implantable microchip or if RME did not manufacture sufficient implantable microchips for Digital Angel to satisfy its requirements. Even if Digital Angel was able to arrange to have the implantable microchip manufactured in another facility, Digital Angel currently believes making such arrangements and commencement of production could take at least three to six months. A supply disruption of this length could cause customers to cancel orders, negatively affect future sales and damage Digital Angel’s business reputation. In addition, the per-unit cost of production at another facility could be more than the price per unit that Digital Angel currently pays.

Digital Angel competes with other companies in the visual and electronic identification and pilot locator beacon markets, and the products sold by Digital Angel’s competitors could become more popular than its products or render its products obsolete.

The markets for visual and electronic identification and pilot locator beacon products are highly competitive. Digital Angel believes that its principal competitors in the visual identification market for livestock are AllFlex USA and Y-Tex Corporation, that its principal competitors in the electronic identification market are AllFlex USA, Datamars SA and Avid Identification Systems, Inc., and that its principal competitors in the pilot locator beacon market are Boeing North American Inc., General Dynamics Decision Systems, Tadiran Spectralink Ltd., Becker Avionic Systems, and ACR Electronics, Inc.

In addition, other companies could enter this line of business in the future. Many of Digital Angel’s competitors have substantially greater financial and other resources than Digital Angel. Digital Angel may not be able to compete successfully with these competitors, and those competitors may develop or market technologies and products that are more widely accepted than Digital Angel’s or that would render Digital Angel’s products obsolete or noncompetitive.

The expiration of patents in 2008 and 2009 covering the implantable microchip technology used in Digital Angel’s Animal Applications segment will expose Digital Angel to potential competition that may have a material adverse effect on its sales and results of operations.

Digital Angel relies on patents covering its implantable microchip technology used in its Animal Applications segment. For the six-months ended June 30, 2007, and the year ended December 31, 2006, sales of Digital Angel’s products relying on this technology were $10.3 million and $13.8 million, respectively. These patents expire in 2008 and 2009. Without patent protection, Digital Angel’s competitors may independently develop similar technology or duplicate its systems, which may have a material adverse effect on its sales and results of operations.

Infringement by third parties on Digital Angel’s intellectual property or development of substantially equivalent proprietary technology by Digital Angel’s competitors could negatively affect its businesses.

Digital Angel’s success depends significantly on its ability to:

•	maintain patent and trade secret protection;

•	obtain future patents and licenses; and

•	operate without infringing on the proprietary rights of third parties.

There can be no assurance that the measures Digital Angel has taken to protect its intellectual property will prevent the misappropriation or circumvention of its intellectual property. In addition, there can be no assurance that any patent application, when filed, will result in an issued patent, or that Digital Angel’s existing patents, or any patents that may be issued in the future, will provide Digital Angel with significant protection against competitors. Moreover, there can be no assurance that any patents issued to or licensed by Digital Angel will not be infringed upon or circumvented by others. Litigation to establish the validity of patents and to assert infringement claims against others can be expensive and time-consuming, even if the outcome, which is often uncertain, is in Digital Angel’s favor. Infringement on Digital Angel’s intellectual property or the development of substantially equivalent technology by its competitors could have a material adverse effect on Digital Angel’s business.

If others assert that Digital Angel’s products infringe their intellectual property rights, Digital Angel may be drawn into costly disputes and risk paying substantial damages or losing the right to sell its products.

Digital Angel faces the risk of adverse claims and litigation alleging its infringement of the intellectual property rights of others. If infringement claims are brought against Digital Angel or its suppliers, these assertions could distract management and necessitate Digital Angel expending potentially significant funds and resources to defend or settle such claims. Digital Angel cannot be certain that it will have the financial resources to defend itself against any patent or other intellectual property litigation.

If Digital Angel or its suppliers are unsuccessful in any challenge to Digital Angel’s rights to market and sell its products, Digital Angel may, among other things, be required to:

•	pay actual damages, royalties, lost profits, or increased damages and the third party’s attorneys’ fees, which may be substantial;

•	cease the development, manufacture, use, or sale of products that use the intellectual property in question through a court-imposed sanction called an injunction;

•	expend significant resources to modify or redesign its products, manufacturing processes, or other technology so that it does not infringe others’ intellectual property rights, or to develop or acquire non-infringing technology, which may not be possible; and

•	obtain licenses to the disputed rights, which could require Digital Angel to pay substantial up-front fees and future royalty payments and may not be available to Digital Angel on acceptable terms, if at all, or to cease marketing the challenged products.

Ultimately, Digital Angel could be prevented from selling a product or otherwise forced to cease some aspect of its business operations as a result of any intellectual property litigation. Even if Digital Angel or its suppliers are successful in defending an infringement claim, the expense, time delay and burden on management of litigation and negative publicity could have a material adverse effect on Digital Angel’s businesses.

Digital Angel’s inability to safeguard its intellectual property may adversely affect its businesses by causing Digital Angel to lose a competitive advantage or by forcing Digital Angel to engage in costly and time-consuming litigation to defend or enforce its rights.

Digital Angel relies on copyrights, trademarks, trade secret protections, know-how and contractual safeguards to protect its non-patented intellectual property, including its software technologies. Digital Angel’s employees, consultants and advisors are required to enter into confidentiality agreements that prohibit the disclosure or use of its confidential information. Digital Angel also has entered into confidentiality agreements to protect its confidential information delivered to third parties for research and other purposes. There can be no assurance that Digital Angel will be able to effectively enforce these agreements, the confidential information will not be disclosed, others will not independently develop substantially equivalent confidential information and techniques or otherwise gain access to Digital Angel’s confidential information, or that Digital Angel can meaningfully protect its confidential information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of Digital Angel’s confidential information, and failure to maintain the confidentiality of Digital Angel’s confidential information could adversely affect its businesses by causing it to lose a competitive advantage maintained through such confidential information.

Disputes may arise in the future with respect to the ownership of rights to any technology developed with third parties. These and other possible disagreements could lead to delays in the collaborative research, development or commercialization of Digital Angel’s systems, or could require or result in costly and time-consuming litigation that may not be decided in Digital Angel’s favor. Any such event could have a material adverse effect on Digital Angel’s businesses, financial condition and results of operations by delaying its ability to commercialize innovations or by diverting its resources away from revenue-generating projects.

Digital Angel’s efforts to protect its intellectual property may be less effective in some foreign countries where intellectual property rights are not as well protected as in the United States.

The laws of some foreign countries do not protect intellectual property to as great an extent as do the laws of the United States. Policing unauthorized use of the intellectual property utilized in Digital Angel’s systems and system components is difficult, and there is a risk that Digital Angel’s means of protecting its intellectual property may prove inadequate in these countries. Digital Angel’s competitors in these countries may independently develop similar technology or duplicate its systems, which would likely reduce Digital Angel’s sales in these countries. Furthermore, some of Digital Angel’s patent rights may be limited in enforceability to the United States or certain other select countries, which may limit Digital Angel’s intellectual property rights abroad.

Domestic and foreign government regulation and other factors could impair Digital Angel’s ability to develop and sell its products in certain markets.

The electronic animal identification market can be negatively affected by such factors as food safety concerns, price, consumer perceptions regarding cost and efficacy, international technology standards, government regulation and slaughterhouse removal of microchips.

Digital Angel is also subject to federal, state and local regulation in the United States, including regulation by the FDA, the Federal Communications Commission, or FCC, and the U.S. Department of Agriculture, or USDA, and similar regulatory bodies in other countries. Digital Angel cannot predict the extent to which it may be affected by further legislative and regulatory developments concerning its products and markets. Digital Angel is required to obtain regulatory approval before marketing most of its products. The regulatory process can be very time-consuming and costly, and there is no assurance that Digital Angel will receive the regulatory approvals necessary to sell its products under development. Regulatory authorities also have the authority to revoke approval of previously approved products for cause, to request recalls of products and to close manufacturing plants in response to violations. Any such regulatory action, including the failure to obtain such approval, could prevent Digital Angel from selling, or materially impair Digital Angel’s ability to sell, its products in certain markets and could negatively affect its businesses.

Digital Angel relies heavily on revenues derived from sales to various governmental agencies of its animal identification and search and rescue beacon products, and the loss of, or a significant reduction in, orders from these customers could result in significant losses and deficits in cash flows from operations.

Digital Angel’s principal customers for electronic identification devices for fish are Pacific States Marine, a government contractor that relies on funding from the U.S. government, and the U.S. Army Corps of Engineers. Digital Angel’s GPS and Radio Communications segment is heavily dependent on contracts with domestic government agencies and foreign governments, including the United Kingdom, primarily relating to military applications. Under certain contracts, a government agency is permitted to terminate its contract for convenience, including in cases when funds are no longer appropriated. Because Digital Angel relies on revenues and cash flows generated from contracts, directly or indirectly, with governmental agencies, the loss of any such contract would result in a decrease in revenues and cash flows, and such a decrease may be significant and thereby have a material adverse effect on Digital Angel’s financial condition and results of operations.

Loss of Digital Angel’s principal distributor or customers could negatively affect its net revenue.

Digital Angel’s pet identification and location system is marketed in the U.S. by Schering-Plough Animal Health Corporation, or Schering-Plough. For the six-months ended June 30, 2007 and for the year ended December 31, 2006, Schering-Plough accounted for approximately 22% and 15% of Digital Angel’s revenues. It may be difficult and time-consuming for Digital Angel to arrange for distribution of the implantable microchip by a third party. The loss of Schering-Plough as Digital Angel’s exclusive distributor may negatively affect future sales.

Digital Angel’s principal customers for electronic identification devices for fish are Pacific States Marine and the U.S. Army Corps of Engineers. The loss of, or a significant reduction in, orders from these customers could have a material adverse effect on its financial condition and results of operations.

Technological change could cause Digital Angel’s products and technology to become obsolete or require Digital Angel to redesign its products, which could have a material adverse effect on its businesses.

Technological changes within the industries that Digital Angel conducts business may require Digital Angel to expend substantial resources in an effort to develop new products and technology. Digital Angel may not be able to anticipate or respond to technological changes in a timely manner, and Digital Angel’s response may not result in successful product development and timely product introductions. If Digital Angel is unable to anticipate or respond to technological changes, its businesses could be adversely affected.

Recent changes in Digital Angel’s senior management could have an adverse effect on Digital Angel’s financial results.

Digital Angel has recently experienced numerous changes with respect to its senior management. Effective January 2, 2007, Mr. Santelli resigned as Digital Angel’s vice president, finance and chief financial officer after serving in such position since March 27, 2002. Mr. Santelli continued his employment with Digital Angel until January 31, 2007, when he retired, in order to effect a smooth transition to Mr. Hoyer. Effective January 2, 2007, Mr. Hoyer was appointed chief financial officer, vice president and treasurer of Digital Angel. However, Mr. Hoyer resigned from the position effective May 23, 2007. On May 18, 2007, the board of directors appointed Lorraine Breece as acting chief financial officer, treasurer and vice president of Digital Angel. Ms. Breece is also acting chief financial officer, senior vice president, treasurer and assistant secretary of Applied Digital.

Effective August 6, 2007, Kevin McGrath resigned as Digital Angel’s president, chief executive officer and director after serving in such position since January 2004. On August 6, 2007, Digital Angel, with the board of directors’ approval, appointed Barry Edelstein as interim president and chief executive officer while an extensive search for a new chief executive officer is conducted. At the time of his appointment, Mr. Edelstein had been serving as a director of Digital Angel since June 2005, and he continues to serve on the board of directors.

Effective May 30, 2006, James G. Naro resigned as Digital Angel’s vice president, general counsel and secretary. On September 15, 2006, Digital Angel appointed Patricia M. Petersen as vice president and general counsel.

Since Digital Angel depends heavily on the skills of those persons holding senior management positions, the loss of any senior executive could materially adversely affect its financial results. These senior executives, in many cases, have strong relationships with Digital Angel’s customers and suppliers. Therefore, the loss of the services of such senior executives or any general instability in the composition of Digital Angel’s senior management could have a negative impact on its relationship with these customers and suppliers. Digital Angel cannot ensure that it will be able to retain its senior executives, and this uncertainty could have a material negative impact on its businesses.

Digital Angel depends on a small team of senior management, and it may have difficulty attracting and retaining additional personnel.

Digital Angel’s future success will depend in large part upon the continued services and performance of senior management and other key personnel. If Digital Angel loses the services of any member of its senior management team, its overall operations could be materially and adversely affected. In addition, Digital Angel’s future success will depend on its ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, marketing, purchasing and customer service personnel when they are needed. Competition for these individuals is intense. Digital Angel cannot ensure that it will be able to successfully attract, integrate or retain sufficiently qualified personnel when the need arises. Any failure to attract and retain the necessary technical, managerial, marketing, purchasing and customer service personnel could have a material adverse effect on Digital Angel’s financial condition and results of operations.

Digital Angel’s foreign operations pose additional risks to its businesses.

Digital Angel operates its businesses and markets its products internationally. During the six-months ended June 30, 2007 and during the year ended December 31, 2006, approximately 53% and 51% of its sales were to foreign countries. Digital Angel’s foreign operations are subject to the risks described above, as well as risks related to compliance with foreign laws and other economic or political uncertainties. International sales are subject to risks related to general economic conditions, currency exchange rate fluctuations, imposition of tariffs, quotas, trade barriers and other restrictions, enforcement of remedies in foreign jurisdictions and compliance with applicable foreign laws, and other economic and political uncertainties. All of these risks could result in increased costs or decreased revenues, which could have an adverse effect on Digital Angel’s financial results.

Digital Angel may be unable to successfully integrate McMurdo Limited’s operations or to realize the anticipated benefits of the acquisition.

On April 5, 2007, Digital Angel’s subsidiary, Signature Industries Limited, acquired certain assets of McMurdo Limited’s marine electronics business. This acquisition was made to broaden Digital Angel’s emergency location beacon product offering to serve the military and commercial maritime sectors and provide stability to Digital Angel’s revenue base. Achieving the anticipated benefits of the acquisition will depend in part upon whether Digital Angel can integrate McMurdo Limited’s business in an efficient and effective manner. Digital Angel may not be able to accomplish this integration process smoothly or successfully. The necessity of coordinating separate organizations, facilities and systems and addressing possible differences in corporate cultures and management philosophies may increase the difficulties of integration. Digital Angel may not be able to achieve the anticipated strategic benefits of the acquisition. An inability to realize the full extent of, or any of, the anticipated benefits of the acquisition, as well as any delays encountered in the integration process, could have an adverse effect on the businesses and results of operations of Digital Angel.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus may contain “forward-looking statements” about Applied Digital and Digital Angel and their businesses within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of the management of Applied Digital and Digital Angel, based on information currently available to each company’s management. When words such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “should,” “likely” or similar expressions are used, Applied Digital and Digital Angel are making forward-looking statements. Forward-looking statements also include the information concerning possible or assumed future results of operations of Applied Digital and Digital Angel set forth under “Summary,” “Risk Factors,” “The Merger — Background of the Merger,” “The Merger — Applied Digital’s Reasons for the Merger,” “The Merger — Digital Angel’s Reasons for the Merger,” “The Merger — Recommendations of the Applied Digital Special Committee and Board of Directors,” and “The Merger — Recommendations of the Digital Angel Special Committee and Board of Directors.” All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the merger or other planned acquisitions; any statements regarding the benefits, synergies and costs of the merger; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing. Specifically, with respect to Digital Angel, this joint proxy statement/prospectus contains forward-looking statements, including, but not limited to:

•	Digital Angel’s expectations that orders for its companion pet implantable microchips will exceed four million chips by year end;

•	Digital Angel’s beliefs regarding the expansion of the pet identification and safeguarding market;

•	Digital Angel’s expectations relating to increased sales to fish and wildlife customers in the third quarter of 2007;

•	Digital Angel’s belief regarding its ability to arrange for a third party to distribute its implantable microchips in the U.S. if Schering-Plough no longer distributed them;

•	Digital Angel’s belief regarding the growth potential in each of its markets, and in sales of its military personnel location beacons, due to recent technology improvements;

•	Digital Angel’s belief that McMurdo Limited will provide it with more predictable revenue in its search and rescue beacon business going forward and increased sales;

•	Digital Angel’s intent to use the remaining proceeds from the intercompany loan with Applied Digital for working capital purposes;

•	Digital Angel’s expectations regarding the amounts, taxability and timing of the gain on the sale of OuterLink Corporation;

•	Digital Angel’s expectations regarding the timing of finalizing the purchase price allocation for the McMurdo Limited transaction;

•	Digital Angel’s expectations regarding the amount and timing of a write-off of deferred financing costs and debt discount in connection with the debenture;

•	Digital Angel’s expectation that, during 2007 and 2008, its GPS and Radio Communications segment’s revenue will increase from the 2006 levels as the market for its beacons expands;

•	Digital Angel’s belief that its PLBs offer the greatest source of growth for its GPS and Radio Communications segment, and Digital Angel’s expectation that it will see an increase in the demand of its beacons over the next two years as air forces upgrade their gear;

•	Digital Angel’s expectations regarding the amount and timing of revenue to be earned from its contract with the U.S. Air Force regarding the replacement of the URT33 beacon;

•	Digital Angel’s expectations that its legal expenses will decrease going forward;

•	Digital Angel’s expectation that actual and estimated future results for reporting units will not result in an impairment charge for any of these reporting units;

•	Digital Angel’s expectation regarding the weighted average period over which the total unrecognized compensation cost related to non-vested share-based compensation will be recognized;

•	Digital Angel’s belief that a national electronic identification program will be implemented in the U.S., and its expectation that the impact on its Animal Applications segment’s revenue will be favorable;

•	Digital Angel’s anticipation that its Animal Applications segment’s revenue may increase during 2007 through its renewed agreement with Schering-Plough;

•	Digital Angel’s expectations regarding the effect of the adoption of certain Accounting Standards;

•	Digital Angel’s expectation regarding the impact of SFAS 123R;

•	Digital Angel’s intent to classify any future expense for income tax-related interest and penalties as a component of income taxes;

•	Digital Angel’s expectation regarding future profitability and liquidity; and

•	Digital Angel’s expectations regarding the principal uses and sources of liquidity and its ability to generate sufficient cash from operations to fund its business over the next 12 months.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and stockholder values of Applied Digital and Digital Angel may differ materially from those expressed in the forward-looking statements. Many of the factors that will determine these results and values are beyond Applied Digital’s and Digital Angel’s ability to control or predict. Stockholders are cautioned not to put undue reliance on any forward-looking statements. For those statements, Applied Digital and Digital Angel claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

For a discussion of the most important factors that may cause actual results to differ materially from those suggested by the forward-looking statements, please read carefully the information under “Risk Factors.”

You should read this joint proxy statement/prospectus and the other documents referred to in this joint proxy statement/prospectus completely and with the understanding that actual future results could materially differ from those anticipated in these forward-looking statements as a result of a number of factors, including the risk factors described above. All forward-looking statements attributable to Applied Digital and Digital Angel are expressly qualified by these cautionary statements. Applied Digital and Digital Angel disclaim any obligation to update any forward-looking statements to reflect events or circumstances after the date of this joint proxy statement/prospectus except as required by law.

THE SPECIAL MEETING OF APPLIED DIGITAL STOCKHOLDERS

General

Applied Digital is furnishing this joint proxy statement/prospectus to holders of Applied Digital common stock to provide its stockholders with important information in connection with the solicitation of proxies for use at the special meeting of Applied Digital stockholders and at any adjournment or postponement of the special meeting. This includes information regarding the proposed (i) approval of the issuance of shares of Applied Digital common stock pursuant to the merger agreement, (ii) approval and adoption of an amendment to Applied Digital’s certificate of incorporation to increase the authorized number of shares of Applied Digital capital stock from 130 million shares, of which 125 million are common stock, to 170 million shares, of which 165 million will be common stock, (iii) approval of the ratification of the appointment of Michael E. Krawitz as a member of Applied Digital’s board of directors, (iv) approval of the issuance of shares of Applied Digital common stock in lieu of cash to five officers of Applied Digital, including its president and chief executive officer, should severance payments be triggered and should Applied Digital desire or be obligated to issue common stock instead of cash, and (v) approval, if necessary, of an adjournment or postponement of the special meeting, including if necessary, to solicit additional proxies in favor of the merger proposals if there are not sufficient votes for these proposals.

Applied Digital first mailed this joint proxy statement/prospectus and the accompanying form of proxy to its stockholders on or about October 5, 2007.

Date, Time and Place of Applied Digital Special Meeting

Applied Digital will hold a special meeting of its stockholders on November 27, 2007, at 9:00 a.m., Eastern Standard Time, at the Renaissance Boca Raton Hotel, 2000 N.W. 19th Street, Boca Raton, Florida 33431.

Purpose

Applied Digital Proposal 1: Approval of the Issuance of Applied Digital Common Stock Pursuant to the Merger Agreement

On August 8, 2007, the board of directors of Applied Digital adopted resolutions approving the issuance of shares of Applied Digital common stock in connection with the merger with Digital Angel. These shares will not be issued unless the merger is completed. As of September 28, 2007, Applied Digital owned approximately 55.6% of Digital Angel’s outstanding shares of common stock. In connection with the merger, Applied Digital will acquire all of the outstanding shares of common stock of Digital Angel that it does not currently own (approximately 20.4 million, or 44.4%, of the outstanding shares of Digital Angel as of September 28, 2007). After the merger, Digital Angel will be a wholly-owned subsidiary of Applied Digital. This share issuance proposal is being submitted for approval by the stockholders of Applied Digital pursuant to the requirements of the Nasdaq Stock Market, LLC applicable to companies with securities quoted on the Nasdaq Capital Market.

The affirmative vote of a majority of the total votes cast at the special meeting by holders of Applied Digital common stock outstanding as of the record date, provided that a quorum is present, is required to approve the issuance of shares of Applied Digital common stock pursuant to the merger. Abstentions and broker non-votes have no effect on the outcome of this proposal.

A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A. Applied Digital stockholders are encouraged to read the merger agreement in its entirety. For a detailed summary of the merger agreement, please see the section of this joint proxy statement/prospectus entitled “The Merger Agreement” beginning on page 100.

Recommendation of the Board of Directors

The board of directors of Applied Digital unanimously recommends a vote “FOR” the issuance of Applied Digital common stock in connection with the merger with Digital Angel.

Applied Digital Proposal 2: Approval and Adoption of an Amendment to the Certificate of Incorporation of Applied Digital to Increase Number of Authorized Shares of Applied Digital Capital Stock

Applied Digital’s certificate of incorporation provides that the total number of shares of capital stock that Applied Digital shall have the authority to issue is 130 million shares of capital stock, of which 125 million are common stock, par value $0.01 per share. Applied Digital’s board of directors adopted a resolution recommending that the stockholders approve and adopt an amendment to Applied Digital’s certificate of incorporation to increase the authorized number of shares of Applied Digital common stock from 125 million shares to 165 million shares. A copy of the proposed amendment to the certificate of incorporation is attached to this joint proxy statement/prospectus as Annex D.

On September 28, 2007, the Applied Digital record date, approximately 70,870,866 shares of Applied Digital common stock were issued and outstanding (not counting shares held in Applied Digital’s treasury) and approximately 11,419,126 shares of Applied Digital common stock issuable based on options and other stock-based awards. To complete the merger, Applied Digital expects that approximately 46,719,341 shares of Applied Digital common stock will be required to be issued to holders of shares of Digital Angel common stock based on the number of outstanding shares of Digital Angel common stock on the Digital Angel record date and assuming exercise of all outstanding Digital Angel options, warrants and restricted stock. Accordingly, the shares of Applied Digital common stock currently authorized under its certificate of incorporation will not be sufficient to complete the merger.

To complete the merger, Applied Digital stockholders must approve and adopt an amendment to Applied Digital’s certificate of incorporation to increase the number of shares that Applied Digital is authorized to issue from 130 million shares of capital stock, of which 125 million are common stock, to 170 million shares of capital stock, of which 165 million will be common stock. Other than the shares to be issued in connection with the merger, Applied Digital has no immediate plans, nor are there any existing or proposed agreements or understandings to issue any of the additional shares of common stock other than pursuant to warrants, options, restricted stock, and an employment agreement with Applied Digital’s chief executive officer previously authorized by the board of directors. Applied Digital’s board of directors believes that the increased number of authorized shares of common stock contemplated by the proposed amendment is desirable in order that additional shares be available for issuance from time to time, without further action or authorization by the stockholders (except as required by law), if needed for such corporate purposes as may be determined by the board of directors. Such corporate purposes might include the acquisition of other businesses in exchange for shares of Applied Digital stock; facilitating broader ownership of Applied Digital stock by effecting stock splits or issuing a stock dividend; flexibility for possible future financings; and attracting and retaining valuable employees and directors by the issuance of additional stock options or other equity awards. The board of directors considers the authorization of additional shares advisable to ensure prompt availability of shares for issuance should the occasion arise.

Although an increase in the authorized shares of Applied Digital common stock could, under certain circumstances, also be construed as having an anti-takeover effect (for example, by permitting easier dilution of the stock ownership of a person seeking to effect a change in the composition of the board of directors or contemplating a tender offer or other transaction resulting in the acquisition of Applied Digital by another company), the proposed increase in shares authorized is not in response to any effort by any person or group to accumulate Applied Digital common stock or to obtain control of Applied Digital by any means. In addition, the proposal is not part of any plan by the Applied Digital board of directors to recommend or implement a series of anti-takeover measures.

Approval of this proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Applied Digital common stock entitled to vote at the special meeting. Abstentions and broker non-votes have the effect of a vote against the proposal.

Recommendation of the Board of Directors

The board of directors of Applied Digital unanimously recommends a vote “FOR” the approval and adoption of an amendment to Applied Digital’s certificate of incorporation to increase the number of authorized shares of capital stock from 130 million shares, of which 125 million are common stock, to 170 million shares of capital stock, of which 165 million will be common stock.

Applied Digital Proposal 3: Approval of the Ratification of the Appointment of Michael E. Krawitz as a Member of Applied Digital’s Board of Directors to Hold Office Until the 2010 Annual Meeting of Stockholders or Until His Successor Has Been Duly Elected and Qualified

On July 2, 2007, the board of directors of Applied Digital appointed Mr. Krawitz to fill the vacancy of Scott R. Silverman and to serve as a member of Applied Digital’s board of directors effective July 3, 2007. Mr. Krawitz has not been and is not expected to be named to any committees of the board of directors and was not granted any award in connection with his appointment to the board of directors.

Applied Digital’s board of directors is divided into three classes. A class of directors is elected each year to serve for a three-year term or until the directors’ successors are duly elected and qualified, which has been Applied Digital’s practice since 1998. The stockholders elect approximately one-third of the members of the board of directors annually. Directors may be removed only for cause. Any director appointed to Applied Digital’s board of directors to fill a vacancy on the board serves the balance of the unexpired term of the class of directors in which the vacancy occurred. Thus, Mr. Krawitz was appointed to hold office until the 2010 Annual Meeting of Stockholders or until his successor has been duly elected and qualified.

Following the effective time of the merger, Michael E. Krawitz will remain on the Applied Digital board of directors.

The following information is required to be included in this joint proxy statement/prospectus as portions of the information were not required to be included in Applied Digital’s Annual Report on Form 10-K/A filed with the SEC on April 6, 2007, which Form 10-K/A has been incorporated by reference into this joint proxy statement/prospectus.

Board Meetings and Committees

Applied Digital’s board of directors held eight meetings during 2006 and acted by unanimous written consent in lieu of a meeting five times, as permitted by the applicable state law. During 2006, all directors attended 75% or more of the meetings of the board of directors and committees to which they were assigned. In order to control expenses, and in light of the fact that very few stockholders attend the annual meeting of stockholders in person, directors are not required to attend. Applied Digital’s directors are invited, and frequently one or more of Applied Digital’s directors is in attendance at the meeting. At the 2006 Annual Meeting of Stockholders, two directors were present.

Applied Digital has standing audit, compensation, nominating, and compliance and governance committees of Applied Digital’s board of directors, each of which is more fully discussed below.

Audit Committee

Applied Digital’s audit committee is comprised of three members of the board of directors. Currently, the committee members are Dennis G. Rawan, Daniel E. Penni and J. Michael Norris. Applied Digital’s board of directors has determined that it has an audit committee financial expert. Mr. Rawan serves as the chairman of the committee, and has been designated as the audit committee financial expert as defined in the applicable SEC rules. The committee (i) recommends for approval by Applied Digital’s board of directors an independent registered public accounting firm to audit Applied Digital’s consolidated financial statements for the fiscal year in which they are appointed, and (ii) monitors the effectiveness of the audit effort, the internal and financial accounting organization and controls and financial reporting. The duties of the committee are also to oversee and evaluate the independent registered public accounting firm, to meet with the independent registered public accounting firm to review the scope and results of the audit, to approve non-audit services provided to Applied Digital by its independent certified public accountants, and to consider various accounting and auditing matters related to Applied Digital’s system of internal controls, financial management practices and other matters. The committee complies with the provisions of the Sarbanes-Oxley Act of 2002. All of the committee members are independent as defined in Rule 4200(a)(15) of the National Association of Securities Dealers listing standards, as applicable, and as may be modified or supplemented and as defined by the Sarbanes-Oxley Act of 2002. The committee held four meetings during 2006. A copy of the audit committee charter was attached to Applied Digital’s 2006 Proxy Statement as Appendix B.

Compensation Committee

Applied Digital’s compensation committee consists of Daniel E. Penni and Constance K. Weaver. Mr. Penni is chairman of the committee. The committee administers the 1996 Non-Qualified Stock Option Plan, the 1999 Flexible Stock Plan, the 2003 Flexible Stock Plan, and the 1999 Employees Stock Purchase Plan, including the review and grant of stock options to officers and other employees under such plans, and recommends the adoption of new plans, including the plans of Applied Digital’s wholly-owned subsidiary, Thermo Life Energy Corp., or Thermo Life. The committee also reviews and approves various other compensation policies and matters and reviews and approves salaries, bonuses, the incentive and recognition policy, and other matters relating to its senior officers. The committee reviews all senior corporate employees after the end of each fiscal year to determine compensation for the subsequent year. Particular attention is paid to each employee’s contributions to Applied Digital’s current and future success, as well as their salary level, in comparison to the market value of personnel with similar skills and responsibilities. The committee also looks at accomplishments that are above and beyond normal expectations for that management position. The committee held two meetings during 2006 and acted by unanimous written consent six times during 2006. A copy of the compensation committee charter is available on Applied Digital’s website at www.adsx.com.

Applied Digital’s compensation committee assists Applied Digital’s board of directors in the discharge of its responsibilities relating to compensation of Applied Digital’s executive officers. Specific responsibilities of its compensation committee include:

•	reviewing and recommending to Applied Digital’s board the approval of the compensation, benefits, corporate goals and objectives of its chief executive officer and its other executive officers;

•	evaluating the performance of Applied Digital’s executive officers; and

•	administering Applied Digital’s employee benefit plans and making recommendations to its board of directors regarding these matters.

Applied Digital’s compensation committee has the authority to delegate any of its responsibilities to one or more subcommittees, as the committee may from time to time deem appropriate, and may ask members of management, employees, outside counsel, or others whose advice and counsel are relevant to the issues then being considered by the compensation committee to attend any meetings and to provide such pertinent information as the compensation committee may request. Applied Digital expects that the compensation committee will continue to solicit input from its chief executive officer with respect to compensation decisions affecting other members of Applied Digital’s senior management. Applied Digital’s compensation committee has not engaged compensation consultants to determine or recommend the amount or form of executive and director compensation. Members of Applied Digital’s compensation committee have read consultant reports prepared for similar companies and have spoken with experts regarding compensation.

Nominating Committee

Applied Digital’s nominating committee was formed during May 2004 to consider and nominate candidates for election to the board of directors. The committee consists of Dennis G. Rawan, who serves as its chairman, Daniel E. Penni, J. Michael Norris and Constance K. Weaver, all of whom are independent members of Applied Digital’s board of directors. The committee met once during 2006. A copy of the nominating committee charter was attached to Applied Digital’s 2004 Proxy Statement as Appendix A.

Qualifications of Candidates for Election to the Board

Applied Digital’s board of directors plays a critical role in guiding its strategic direction, and it oversees the management of Applied Digital. When candidates for the board of directors are considered, they are evaluated based upon various criteria. Director candidates for Applied Digital’s board of directors are considered for vacant seats if they (i) are independent, in accordance with applicable law and stock exchange listing standards, (ii) demonstrate high ethical standards, professionalism, and integrity in their personal and professional dealings, (iii) are willing to commit themselves to their duties as members of Applied Digital’s board of directors and its various committees and to their responsibilities to Applied Digital, (iv) possess the appropriate knowledge and understanding of fundamental financial statements, (v) have substantial relevant business, technological or government experience, (vi) provide a diverse set of skills, backgrounds and experiences to provide varying perspectives, (vii) have no identified conflicts of interest with Applied Digital, (viii) have not been convicted in a criminal proceeding other than traffic violations during the five years before the date of selection, and (ix) are willing to comply with Applied Digital’s code of ethics. Applied Digital retains the right to modify these minimum qualifications from time to time. Exceptional candidates who do not meet all of these criteria may still be considered.

Process for Identifying and Evaluating Candidates for Election to the Board

The role of the nominating committee of Applied Digital’s board of directors is to review the qualifications and backgrounds of any candidates for the board of directors, its current members, as well as the overall composition of the board. Prior to the formation of the nominating committee, Applied Digital’s entire board evaluated candidates based upon the qualifications outlined above. In the case of any director candidates, the questions of independence and financial expertise are important to determine what roles the candidate can perform, and the nominating committee will consider whether the candidate meets the applicable independence standards and the level of the candidate’s financial expertise. Any new candidates will be interviewed, and the nominating committee will approve the final nominations. Applied Digital’s chairman of the board, acting on behalf of the nominating committee, will extend the formal invitation to the selected candidate.

Stockholder Nominations

Stockholders may nominate director candidates for consideration by the nominating committee by writing to Applied Digital’s secretary, who will forward the nomination to the chairman of the nominating committee. The submission must provide the candidate’s name, biographical data and qualifications, including a five-year employment history with employer names and a description of the employers’ businesses; whether such individual can read and understand fundamental financial statements; other board memberships (if any); and such other information as is reasonably available and sufficient to enable the nominating committee to evaluate the minimum qualifications stated above under the section of this joint proxy statement/prospectus entitled “Qualifications of Candidates for Election to the Board.” The submission must be accompanied by a written consent of the individual to stand for election if nominated by the nominating committee and to serve if elected by the stockholders. If a stockholder nominee is eligible, and if the nomination is proper, the nominating committee then will deliberate and make a decision as to whether the candidate will be appointed and subsequently submitted to Applied Digital’s stockholders for a vote. The nominating committee will not change the manner in which it evaluates candidates, including the applicable minimum criteria set forth above, on the basis of whether the candidate was recommended by a stockholder.

Compliance and Governance Committee

Applied Digital’s compliance and governance committee was formed to ensure that Applied Digital and its employees maintain the highest standards of compliance with both external and internal rules, regulations and good practices. The committee consists of Constance K. Weaver, who serves as its chairman, and Daniel E. Penni. The committee met once during 2006.

The affirmative vote of a majority of the votes represented at the special meeting is required to approve the ratification of the appointment of Mr. Krawitz as a member of Applied Digital’s board of directors. Abstentions and broker non-votes have no effect on the outcome of this proposal.

Recommendation of the Board of Directors

The board of directors of Applied Digital unanimously recommends a vote “FOR” the approval of the ratification of the appointment of Michael E. Krawitz as a member of Applied Digital’s board of directors to hold office until the 2010 annual meeting of stockholders or until his successor has been duly elected and qualified.

Applied Digital Proposal 4: Approval of the Issuance of Shares of Applied Digital Common Stock in Lieu of Cash to Five Officers of Applied Digital, Including its President and Chief Executive Officer, Should Severance Payments Be Triggered and Should Applied Digital Desire or Be Obligated to Issue Common Stock Instead of Cash

Applied Digital’s board of directors believes that it is in Applied Digital’s best interest and, therefore, the best interest of its stockholders to approve the issuance of shares of Applied Digital common stock in lieu of cash to five officers of Applied Digital, including its president and chief executive officer, should severance payments be triggered and should Applied Digital desire or be obligated to issue common stock instead of cash.

Applied Digital has a possible severance obligation under the employment and non-compete agreement, dated December 6, 2006, between Applied Digital and Michael E. Krawitz, Applied Digital’s president and chief executive officer. In connection with the merger, it is contemplated that a new chief executive officer will be appointed to lead the combined company, and it is possible that other management changes will occur. As such, the termination provisions under Mr. Krawitz’s employment and non-compete agreement may be triggered, requiring payment by Applied Digital of severance to Mr. Krawitz in the amount of $1.48 million, plus an additional $250,000 as consideration for a covenant not to compete with Applied Digital for one year following his termination.

Applied Digital also has possible severance obligations under its severance policy, dated November 14, 2003, which applies to senior vice presidents and vice presidents of Applied Digital. If Applied Digital’s severance obligations are triggered under its severance policy, as of the date of this joint proxy statement/prospectus, Applied Digital would have an additional aggregate cash obligation of $326,600. The terms of these potential obligations are more fully discussed below, and a copy of the employment and non-compete agreement and severance policy are attached to this joint proxy statement/prospectus as Annex F and Annex G, respectively.

Background

Mr. Krawitz was serving as Applied Digital’s executive vice president, general counsel and secretary when he was appointed to president and chief executive officer, effective December 2, 2006, by Applied Digital’s board of directors. In connection with his appointment, Applied Digital and Mr. Krawitz entered into the employment and non-compete agreement. Pursuant to the employment and non-compete agreement, Mr. Krawitz is entitled to receive a severance payment in the amount of $1.48 million if Mr. Krawitz’s employment with Applied Digital is terminated for a reason other than his resignation or his termination for cause, as well as a $250,000 payment as consideration for a covenant not to compete with Applied Digital for one year following his termination.

Under the terms of the employment and non-compete agreement, the aggregate severance payment in the amount of $1.73 million is to be payable in Applied Digital common stock, except for any taxes and other deductions that are required to be deducted or withheld under any provision of federal, state, or local law in effect or that may become effective at any time during the term of the employment and non-compete agreement, which amounts shall be payable in cash. If Applied Digital is unable to pay the severance amount in the form of Applied Digital common stock, Applied Digital is required to pay the severance amount in cash. The Applied Digital common stock issuable pursuant to the employment and non-compete agreement as severance is subject to registration rights, for which Applied Digital would bear the cost, and is subject to price-protection provisions.

Under the terms of the severance policy, if Applied Digital terminates an employee without cause, or if the employee resigns with good reason, then the employee is entitled to severance. In general, good reason means: (i) assignment of duties inconsistent with employee’s position (including status, title and reporting requirements) or reduction of the employee’s position (including status, title and reporting requirements), authority, duties or responsibilities, or (ii) relocation of Applied Digital’s principal place of business or relocation of employee’s primary workplace outside of Palm Beach or Broward County. Under this policy, a senior vice president is entitled to one year of base salary and a vice president is entitled to six months of salary, each payable in cash. Applied Digital currently has four officers covered under the severance policy, Lorraine Breece, Kay Langsford-Loveland, Ronald Landers and Allison Tomek. The officers, subject to the severance policy, may resign for good reason following the merger. If Applied Digital’s severance obligations are triggered under its severance policy, as of the date of this joint proxy statement/prospectus, Applied Digital would have an aggregate cash obligation of $326,600.

New Plan Benefits

The Employment and Non-Compete Agreement

Name and Position(1)	Dollar Value($)		Number of Units

Michael E. Krawitz	$1,730,000	(2)	(3)
President, Chief Executive Officer and Director

(1)	None of Applied Digital’s other executive officers, directors or employees are eligible to receive any awards under the employment and non-compete agreement.

(2)	If triggered, the aggregate severance payment in the amount of $1.73 million would be payable in Applied Digital common stock, except for any taxes and other deductions that are required to be deducted or withheld under any provision of federal, state, or local law in effect or that may become effective at any time during the term of the employment and non-compete agreement, which amounts will be payable in cash.

(3)	The number of Applied Digital shares of common stock to be issued under the employment and non-compete agreement to Mr. Krawitz, if the severance provisions are triggered, would be determined based on the average closing price of one share of Applied Digital common stock for the ten trading days preceding the day on which the Applied Digital common stock is issued to Mr. Krawitz.

The Severance Policy

Name and Position(4)	Dollar Value ($)(5)	Number of Units

Lorraine M. Breece	$150,000	(6)
Senior Vice President, Acting Chief Financial Officer, Chief Accounting Officer, Treasurer and Assistant Secretary Executive Group	$150,000	(6)
Non-Executive Officer Employee Group	$176,600	(6)

(4)	Applied Digital currently has four officers covered under the severance policy, Lorraine Breece, Kay Langsford-Loveland, Ronald Landers and Allison Tomek.

(5)	If triggered, the aggregate severance payment in the amount of $326,600 may be payable in Applied Digital common stock, except that any taxes and other deductions that are required to be deducted or withheld under any provision of federal, state, or local law will be payable in cash.

(6)	The number of shares of Applied Digital common stock that may be issued under the severance policy to the applicable Applied Digital officer, if the severance provisions are triggered, may be determined based on the average closing price of one share of Applied Digital common stock for the ten trading days preceding the day on which the Applied Digital common stock is issued to such officer.

Consequences of Stockholders Not Approving the Stock Issuance to Five Applied Digital Officers

If Applied Digital stockholders do not approve the issuance of Applied Digital common stock in satisfaction of Applied Digital’s potential $1.73 million obligation to Mr. Krawitz, Applied Digital will be required to repay the obligation in cash. While Applied Digital is required to pay the potential $326,600 severance obligations in cash, Applied Digital would like the option of paying these severance obligations in common stock, assuming the officers agree to accept common stock in lieu of cash. Applied Digital’s management believes that it will have the funds necessary to make these payments in cash if and when due, however, such payments will significantly reduce Applied Digital’s cash position and negatively affect its liquidity. Therefore, Applied Digital’s board of directors believes that it is in Applied Digital’s and its stockholders’ best interests to preserve its liquidity and maintain its working capital by making the potential severance payments in shares of Applied Digital common stock.

The affirmative vote of a majority of the total votes cast at the special meeting by holders of Applied Digital common stock outstanding as of the record date, provided that a quorum is present, is required to approve the issuance of shares of Applied Digital common stock in lieu of cash to five officers of Applied Digital, including its president and chief executive officer, should severance payments be triggered and should Applied Digital desire or be obligated to issue common stock instead of cash. Abstentions and broker non-votes have no effect on the outcome of this proposal.

Recommendation of the Board of Directors

The board of directors of Applied Digital unanimously recommends a vote “FOR” the approval of the issuance of shares of Applied Digital common stock in lieu of cash to five officers of Applied Digital, including its president and chief executive officer, should severance payments be triggered and should Applied Digital desire or be obligated to issue common stock instead of cash.

Applied Digital Proposal 5: Approval, if Necessary, of an Adjournment or Postponement of the Special Meeting, Including, if Necessary, to Solicit Additional Proxies in Favor of the Merger Proposals if There are Not Sufficient Votes for These Proposals

A majority of the stockholders entitled to vote at the special meeting, present in person or by proxy, have the power to approve any adjournment or postponement of the special meeting, including, if necessary, to solicit additional proxies if there are not sufficient votes for the merger proposals.

An abstention will have the same effect as a vote against the proposal. A broker non-vote will have no effect on the vote.

Recommendation of the Board of Directors

The board of directors of Applied Digital unanimously recommends a vote “FOR” the approval, if necessary, of an adjournment or postponement of the special meeting, including, if necessary, to solicit additional proxies in favor of the merger proposals if there are not sufficient votes for these proposals.

Record Date

The Applied Digital board of directors has fixed the close of business on September 28, 2007 as the record date for determination of Applied Digital stockholders entitled to notice of, and to vote at, the special meeting. Only holders of record of Applied Digital common stock as of the close of business on that date are entitled to vote at the special meeting. As of the record date, there were 70,870,866 shares of Applied Digital common stock issued and outstanding, held by approximately 2,181 stockholders of record. As of the record date, the directors and executive officers of Applied Digital and their affiliates held 691,064 outstanding shares, or approximately 1.0% of the total outstanding shares, of Applied Digital common stock. Each share of Applied Digital common stock issued and outstanding as of the Applied Digital record date entitles its holder to cast one vote at the special meeting.

Voting of Proxies at the Special Meeting and Revocation of Proxies

The Applied Digital proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the board of directors of Applied Digital for use at the Applied Digital special meeting.

General.  Shares represented by a properly signed and dated proxy will be voted at the special meeting in accordance with the instructions indicated on the proxy. Proxies that are properly signed and dated, but which do not contain voting instructions, will be voted:

•	“FOR” the proposal to approve the issuance of shares of Applied Digital common stock to Digital Angel stockholders in the merger;

•	“FOR” the proposal to approve and adopt an amendment to Applied Digital’s certificate of incorporation to increase the total number of authorized shares of Applied Digital capital stock from 130 million shares, of which 125 million are common stock, to 170 million shares, of which 165 million will be common stock;

•	“FOR” the proposal to ratify the appointment of Mr. Krawitz as a member of Applied Digital’s board of directors;

•	“FOR” the proposal to approve the issuance of shares of Applied Digital common stock in lieu of cash to five officers of Applied Digital, including its president and chief executive officer, should severance payments be triggered and should Applied Digital desire or be obligated to issue common stock instead of cash; and

•	“FOR” the proposal to approve, if necessary, any adjournment or postponement of the special meeting, including, if necessary, to solicit additional proxies if there are not sufficient votes for the merger proposals.

The proxy holder may vote the proxy in its discretion as to any other matter that may properly come before the Applied Digital special meeting. The affirmative vote of the holders of a majority of the outstanding shares of Applied Digital common stock entitled to vote at the special meeting is required to approve and adopt an amendment to Applied Digital’s certificate of incorporation. The affirmative vote of a majority of the total votes cast at the special meeting by holders of Applied Digital common stock outstanding as of the record date, provided that a quorum is present, is required to approve the issuance of shares of Applied Digital common stock pursuant to the merger and to approve the stock issuance to five officers of Applied Digital. The affirmative vote of a majority of the votes represented at the special meeting is required to approve the ratification of the appointment of Mr. Krawitz as a member of Applied Digital’s board of directors. A majority of the stockholders entitled to vote at the special meeting, present in person or by proxy, has the power to approve any adjournment or postponement of the special meeting, including, if necessary, to solicit additional proxies if there are not sufficient votes for the merger proposals.

Abstentions.  Applied Digital will count a properly executed proxy marked “ABSTAIN” as present for purposes of determining whether a quorum is present, but the shares represented by that proxy will not be voted at the special meeting. If an Applied Digital stockholder abstains from voting or does not vote (either in person or by proxy), it will have the same effect as a vote against the proposal to approve and adopt an amendment to Applied Digital’s certificate of incorporation and the proposal to approve any adjournment or postponement of the special meeting, including, if necessary, to solicit additional proxies if there are not sufficient votes for the merger proposals.

Abstentions on all other Applied Digital proposals will be treated as neither a vote “FOR” nor a vote “AGAINST” the proposal for purposes of determining whether the proposal has been approved, and thus will have no effect on the outcome of the votes for such other proposals.

Broker Non-Votes.  If your shares are held by your broker, except as to the proposal to ratify the appointment of Mr. Krawitz as a member of Applied Digital’s board of directors, your broker will not be able to vote your shares for you on the proposals without instructions from you on how to vote your shares. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. If an Applied Digital stockholder abstains from voting or does not vote (either in person or by proxy), it will have the same effect as a vote against the proposal to approve and adopt an amendment to Applied Digital’s certificate of incorporation. Failure to instruct your broker how to vote on all other Applied Digital proposals will be treated as neither a vote “FOR” nor a vote “AGAINST” the proposal for purposes of determining whether the proposal has been approved, and thus will have no effect on the outcome of the vote for the proposal.

Voting Shares in Person That are Held Through Brokers.  If your shares are held by your broker or another nominee and you wish to vote those shares in person at the special meeting, you must obtain from the broker or nominee holding your Applied Digital common stock a properly executed legal proxy identifying you as an Applied Digital stockholder, authorizing you to act on behalf of the nominee at the special meeting, and identifying the number of shares with respect to which the authorization is granted.

How to Revoke a Proxy

If you submit a proxy, you may revoke it at any time before it is voted by:

•	delivering to the secretary of Applied Digital a written notice, dated later than the proxy you wish to revoke, stating that the proxy is revoked;

•	submitting to the secretary of Applied Digital a new, signed proxy with a date later than the proxy you wish to revoke; or

•	attending the special meeting and voting in person.

Notices to the secretary of Applied Digital should be addressed to Secretary, Applied Digital Solutions, Inc., 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445.

Quorum

To conduct business at the special meeting, a quorum must be present. Applied Digital’s amended and restated bylaws provide that the holders of a majority of the outstanding shares entitled to vote at the special meeting, represented in person or by proxy, shall be requisite and shall constitute a quorum at the special meeting, except as otherwise provided by law. Applied Digital will treat shares of common stock represented by a properly signed and returned proxy, including abstentions and broker non-votes, as present at the meeting for purposes of determining the existence of a quorum. If sufficient votes to constitute a quorum are not received by the date of the special meeting, the persons named as proxies may propose one or more adjournments of the meeting to permit further solicitation of proxies. The inspector of elections appointed for the Applied Digital special meeting will tabulate the votes. The persons named as proxies would generally exercise their authority to vote in favor of adjournment.

Solicitation of Proxies and Expenses

Applied Digital and Digital Angel will equally share the costs of soliciting proxies for their respective meetings. Certain directors, officers and employees of Applied Digital may solicit proxies, without additional remuneration, by telephone, facsimile, electronic mail, telegraph and in person. Following the mailing of this joint proxy statement/prospectus, Applied Digital will request brokers, custodians, nominees and other record holders to forward copies of this joint proxy statement/prospectus to persons for whom they hold shares of common stock and to request authority for the exercise of proxies. In such cases, Applied Digital, upon the request of the record holder, will reimburse such holders for their reasonable expenses.

Applied Digital and Digital Angel have retained D.F. King & Co., Inc. to assist them in the solicitation of proxies. Applied Digital and Digital Angel estimate that their proxy solicitor fees will be approximately $7,500, plus out-of-pocket expenses.

If your shares are registered in the name of a bank or brokerage firm, you may be eligible to vote your shares by telephone or internet. A large number of banks and brokerage firms are participating in the Broadridge Investor Communication Services telephone or internet voting program. This program provides eligible stockholders the opportunity to vote by telephone or internet. If your bank or brokerage firm is participating in Broadridge’s program, your voting form will provide instructions. If your voting form does not reference telephone or internet information, please complete and return the paper proxy card in the self-addressed, postage-paid envelope provided. If you have any questions about executing your proxy or require assistance, please contact: Kay Langsford-Loveland at (561) 805-8000.

Contact for Questions and Assistance in Voting

If you have a question about the merger, or how to vote or revoke a proxy, or you wish to obtain additional copies of this joint proxy statement/prospectus, please contact:

D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Telephone: (800) 967-7635

Board of Directors Recommendations

After careful consideration, the board of directors of Applied Digital believes that the merger is consistent with, and in furtherance of, Applied Digital’s long-term business strategy and the merger is advisable, fair to, and in the best interests of Applied Digital and its stockholders. The Applied Digital board of directors unanimously recommends that its stockholders vote “FOR” the proposal to approve the issuance of shares of Applied Digital common stock pursuant to the merger agreement, and “FOR” the proposal to approve and adopt an amendment to Applied Digital’s certificate of incorporation to increase the total number of authorized shares of Applied Digital capital stock from 130 million shares, of which 125 million are common stock, to 170 million shares, of which 165 million will be common stock. In addition, the Applied Digital board of directors unanimously recommends that its stockholders vote “FOR” the proposal to ratify the appointment of Mr. Krawitz as a member of Applied Digital’s board of directors, “FOR” the proposal to approve the issuance of shares of Applied Digital common stock in lieu of cash to five officers of Applied Digital, including its president and chief executive officer, should severance payments be triggered and should Applied Digital desire or be obligated to issue common stock instead of cash, and “FOR” the proposal to approve, if necessary, any adjournment or postponement of the special meeting, including, if necessary, to solicit additional proxies if there are not sufficient votes for the merger proposals.

THE SPECIAL AND ANNUAL MEETING OF DIGITAL ANGEL STOCKHOLDERS

General

Digital Angel is furnishing this joint proxy statement/prospectus to holders of Digital Angel’s common stock to provide its stockholders with important information in connection with the solicitation of proxies for use at the special and annual meeting of Digital Angel stockholders and at any adjournment or postponement of the special and annual meeting. This includes information regarding the proposed (i) approval and adoption of the merger agreement, (ii) election of five directors, (iii) approval and adoption of an amendment to Digital Angel’s restated certificate of incorporation, and (iv) approval, if necessary, of any adjournment or postponement of the special and annual meeting, including if necessary, to solicit additional proxies in favor of the approval and adoption of the merger agreement, if there are not sufficient votes to approve and adopt the merger agreement by a majority of those shares not held by Applied Digital and its affiliates.

Digital Angel first mailed this joint proxy statement/prospectus and the accompanying form of proxy to its stockholders on or about October 5, 2007.

Date, Time and Place of Digital Angel Special and Annual Meeting

Digital Angel will hold a special and annual meeting of its stockholders on November 27, 2007, at 10:00 a.m., Eastern Standard Time, at the Renaissance Boca Raton Hotel, 2000 N.W. 19th Street, Boca Raton, Florida 33431.

Purpose

Digital Angel Proposal 1: The Approval and Adoption of the Merger Agreement

You are being asked to vote on the approval and adoption of the merger agreement. In the proposed merger, Digital Angel Acquisition Corp. will merge with and into Digital Angel. As a result of the merger, Digital Angel will become a wholly-owned subsidiary of Applied Digital, and each share of Digital Angel common stock then outstanding, other than shares owned by Applied Digital or its affiliates, will be canceled and automatically converted into the right to receive 1.4 shares of Applied Digital common stock. The total number of shares of Applied Digital common stock issuable as merger consideration is subject to adjustment, as is more fully described under “The Merger Agreement — Exchange of Shares.”

The affirmative vote of holders of a majority of the outstanding shares of Digital Angel’s common stock entitled to vote at the special and annual meeting is required to approve and adopt the merger agreement. Additionally, it is a condition to Digital Angel’s obligation to consummate the merger that the holders of a majority of the outstanding shares of Digital Angel common stock not held by Applied Digital or its affiliates vote to approve and adopt the merger agreement. Abstentions and broker non-votes will have the effect of a vote against the proposal.

A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A. Digital Angel stockholders are encouraged to read the merger agreement in its entirety. For a detailed summary of the merger agreement, please see the section of this joint proxy statement/prospectus entitled “The Merger Agreement” beginning on page 100.

Recommendation of the Board of Directors

The board of directors of Digital Angel established a special committee composed of disinterested members of Digital Angel’s board of directors to review and evaluate the terms and conditions, and determine the advisability, of the proposed merger. The special committee negotiated the terms and conditions of the merger agreement on behalf of Digital Angel and determined that the merger is advisable, fair to and in the best interests of Digital Angel and its stockholders (other than Applied Digital and Applied Digital’s affiliates) and recommended that Digital Angel’s board of directors approve the merger agreement.

Digital Angel’s board of directors, based on the recommendation of the Digital Angel special committee, determined that the merger is advisable, fair to, and in the best interests of Digital Angel and its stockholders (other than Applied Digital and Applied Digital’s affiliates), approved the merger agreement and declared its advisability, approved the merger and other transactions contemplated by the merger agreement, and unanimously recommends the approval and adoption of the merger agreement by the stockholders of Digital Angel.

The board of directors of Digital Angel unanimously recommends a vote “FOR” the approval and adoption of the merger agreement. Applied Digital has advised Digital Angel that it intends to vote in favor of the approval and adoption of the merger agreement.

Digital Angel Proposal 2: To Elect Five Directors, Each to Serve Until the Next Annual Meeting of Stockholders, in Each Case, Until Their Successors are Duly Elected and Qualified

Pursuant to Delaware corporate law, Digital Angel is required to hold an annual meeting to elect directors. If the merger with Applied Digital is consummated, Digital Angel will become a wholly-owned subsidiary of Applied Digital and those directors nominated below, if elected, would continue to serve as directors of Digital Angel. Pursuant to the terms of the merger agreement, after the merger, the board of directors of Applied Digital will consist of four directors designated by the current Applied Digital board and three directors designated by the current Digital Angel board.

Digital Angel’s board of directors currently consists of five directors, serving until the 2007 annual meeting of stockholders, which is scheduled for November 27, 2007, and until their successors are elected and qualified. During 2006 and through August 6, 2007, Kevin McGrath, Digital Angel’s former president and chief executive officer, served as a director on Digital Angel’s board of directors. Effective August 6, 2007, Kevin McGrath resigned from the positions of president, chief executive officer and director. There is currently a vacancy on the board of directors that Digital Angel does not plan to fill. The current members of Digital Angel’s board of directors are as follows:

Name	Positions with Digital Angel

Barry M. Edelstein	Interim President and Chief Executive Officer, Director
Scott R. Silverman	Chairman of the Board
John R. Block	Director
Howard S. Weintraub, Ph.D.	Director
Michael S. Zarriello	Director

The age indicated and other information in each director’s biography is as of August 31, 2007.

Barry M. Edelstein, 44, has been Digital Angel’s interim president and chief executive officer since August 6, 2007. He has been a director since June 2005. Mr. Edelstein has served as president and chief executive officer of ScentSational Technologies, Inc. since January 2003. From 2000 to 2002, Mr. Edelstein was vice president, sales and sales operations for Comcast Business Communications Inc., where he managed the integration of Comcast Telecommunications Inc. with two other subsidiaries and led a team that oversaw the sales, marketing, customer care, billing operations and supplier management function of the company. From 1997 to 2000, he was vice president, sales and marketing for Comcast Telecommunications Inc., a provider of long distance, internet and private network services in the mid-Atlantic region of the U.S. From 1992 to 1997, he was president and founding principal of GlobalCom Telecommunications, a regional reseller of long distance, private network and internet services which was sold to Comcast in June 1997. Prior to that, he was an associate at Rubin, Shapiro & Wiese, a Philadelphia law firm specializing in real estate and corporate commercial litigation. Mr. Edelstein has a bachelor’s degree in business administration from Drexel University and received his law degree from Widener University School of Law, Wilmington, Delaware.

Scott R. Silverman, 43, has been Digital Angel’s chairman of the board of directors since February 2004 and has been a director since July 2003. He has served as the chief executive officer of VeriChip, a subsidiary of Applied Digital, since December 5, 2006, as the chairman of VeriChip’s board of directors since March

2003, and as a member of VeriChip’s board of directors since February 2002. He also served as VeriChip’s chief executive officer from April 2003 to June 2004. He served as chairman of the board of directors of Applied Digital from March 2003 to July 3, 2007, as chief executive officer of Applied Digital from March 2003 to December 5, 2006, and as acting president of Applied Digital from April 2005 to December 5, 2006. From March 2002 to March 2003, he served as Applied Digital’s president and a member of its board of directors. From August 2001 to March 2002, he served as a special advisor to Applied Digital’s board of directors. From September 1999 to March 2002, Mr. Silverman operated his own private investment banking firm. From October 1996 to September 1999, he served in various capacities with Applied Digital, including positions related to business development, corporate development and legal affairs. Mr. Silverman has served as the chairman of the board of Applied Digital’s wholly-owned subsidiary, InfoTech, since January 2006. Mr. Silverman is an attorney licensed to practice in New Jersey and Pennsylvania.

John R. (Jack) Block, 72, joined Digital Angel’s board of directors in January 2004. Mr. Block has served as senior policy advisor for Olsson, Frank, Weeda, P.C., a law firm, since January 2006. From January 2003 through December 2005, Mr. Block served as the executive vice president of the Food Marketing Institute, a trade association in Washington, D.C. From 1986 until December 2002, Mr. Block was president and chief executive officer of Food Distributors International and the International Foodservice Distributors Association (NAWGA/IFDA). Mr. Block was appointed to President Reagan’s Cabinet in 1981 and served for five years as the Secretary of the USDA. As a member of the Reagan Cabinet and a key member of the Economic Policy Council, he dealt with a wide range of complex domestic farm program and tax issues. Under his leadership, the USDA’s Food for Peace Program was a primary resource in feeding the starving African continent. During his tenure as Secretary of Agriculture, Mr. Block visited more than 30 foreign countries, meeting with heads of state and agriculture ministers from all over the globe and negotiating sensitive agreements critical to U.S. farm interests. From 1977 to 1981, he served as Director of Agriculture for the State of Illinois. Mr. Block currently has a syndicated weekly radio commentary broadcast carried by more than 600 stations in 30 states. Mr. Block serves on a number of corporate boards, including New York Stock Exchange-listed Hormel Foods Corporation. He is on the board of directors of the U.S. Friends of the World Food Programme, a joint initiative of the United Nations and the Food and Agricultural Organization, chairman of the Agribusiness Alliance of the Citizens Network for Foreign Affairs in Washington, and on the Advisory Board of the Illinois Global Partnership.

Howard S. Weintraub, Ph.D., 64, has been a director since March 2002. Dr. Weintraub has been a principal of Landfall Therapeutics Consulting Group, LLC, a solo research consulting service, since July 2003. Dr. Weintraub retired from C. R. Bard, Inc., a medical device company, in 2003, where he was vice president, research and development, corporate staff. From 1988 to 1998, he held a series of senior research and technology management positions at Bristol-Myers Squibb. Dr. Weintraub was previously associated with Ortho Pharmaceutical Corporation, a Johnson & Johnson company, from 1973 until 1988, where he held senior research management positions. He also has authored or co-authored over 50 scientific publications and abstracts. Dr. Weintraub previously served as chairman of the Industrial Pharmaceutical Technology Section of the American Association of Pharmaceutical Scientists (formerly American Pharmacists Association), and was the chairman of the Drug Metabolism Sub-Section of the Research and Pharmaceutical Manufacturers’ Association. Dr. Weintraub earned a Bachelor of Science Degree in Pharmacy from Columbia University and his Ph.D. in biopharmaceutics from the State University of New York at Buffalo. He is a member of the board of directors of the privately-held biotechnology firm, Bioenergy, Inc., where he also chairs the company’s scientific advisory board. He is a member of the medical advisory board of VeriChip, the scientific advisory board of the Ascent Technologies Group, Polymerix Corporation, a specialty development-stage pharmaceutical company, and the strategic advisory board of Aderans Corp.

Michael S. Zarriello, 57, has been a director since September 2003. He served as senior vice president and chief financial officer for Rural/Metro Corporation, a medical transportation company, in Scottsdale, Arizona, from July 2003 to December 2006. From 1998 to 2003, Mr. Zarriello was a senior managing director of Jesup & Lamont Securities Corporation and President of Jesup & Lamont Merchant Partners LLC, both of which are investment banking firms. From 1989 to 1997, Mr. Zarriello was a managing director-principal of Bear Stearns & Co., Inc., an investment bank, and, from 1989 to 1991, he served as chief financial officer of the Principal Activities Group that invested Bear Stearns’ capital in middle-market companies. Mr. Zarriello also served as a member of the board of directors of Applied Digital from May 2003 until July 2006.

Each of the nominees has consented to be named in this joint proxy statement/prospectus and to serve as a member of Digital Angel’s board of directors if elected. In the event that a nominee withdraws or for any reason is not able to serve as a director, the proxy will be voted for such other person as may be designated by the board of directors, but in no event will the proxy be voted for more than five nominees as directors. Digital Angel’s management has no reason to believe that the nominees will not serve if elected.

The affirmative vote of a plurality of the votes cast by holders of the outstanding shares of Digital Angel’s common stock entitled to vote at the special and annual meeting is required for the approval of the election of a director. You may vote in favor of a nominee, or you may withhold your vote from a nominee. Votes that are withheld with respect to this matter will be excluded entirely from the vote and will have no effect, other than for purposes of determining the presence of a quorum. Brokers that do not receive instructions are entitled to vote those shares with respect to the election of directors.

Recommendation of the Board of Directors

The board of directors of Digital Angel recommends a vote “FOR” each of the five nominees for the election of directors.

Digital Angel Proposal 3: The Approval and Adoption of an Amendment to the Restated Certificate of Incorporation

On March 20, 2007, Digital Angel’s board of directors approved an amendment to Digital Angel’s restated certificate of incorporation. The proposed amendment removes the requirement that holders of 66.6% of the issued and outstanding shares of Digital Angel approve the issuance of common stock (including options or warrants) for non-cash consideration or for less than fair market value.

The amendment to the restated certificate of incorporation deletes Article Ninth, section (ii), which requires that at least 66.6% of the issued and outstanding shares approve the following:

(ii) The issuance of Digital Angel’s common stock, including options or warrants, for non-cash consideration or for less than fair market value. Fair market value means the average of the daily market price of Digital Angel’s common stock during the ten consecutive trading days before the date of purchase.

Digital Angel’s board of directors believes that it is in Digital Angel’s best interests that it have the flexibility to issue shares of common stock for non-cash consideration or less than fair market value, as needs may arise in connection with financing activities, without further stockholder action, unless required by applicable law, regulation, listing requirements or Digital Angel’s restated certificate of incorporation. The rules of the AMEX would require that a majority of the votes cast by Digital Angel’s stockholders approve the issuance of 20% of its outstanding shares at less than market value. The board also believes that the 66.6% vote requirement can limit stockholders’ ability to effect change, in that such a requirement essentially provides a veto to a large minority of stockholders. Digital Angel currently has no agreements, understandings or plans for the issuance of shares of its common stock for non-cash consideration or for less than fair market value.

Article Ninth was originally adopted by stockholders in connection with the merger that resulted in Digital Angel’s acquisition of Digital Angel Technology Corporation, Timely Technology Corp. and an 85.0% interest in Signature Industries Limited. The merger was completed on March 27, 2002. The merger agreement required that the stock of these three companies and the assets of Digital Angel Technology Corporation, all of which were pledged by Applied Digital as security for substantial indebtedness to IBM Credit Corporation, be delivered to Digital Angel at the closing of the merger, free and clear of all liens, security interests and mortgages. As part of a major restructuring of its lending relationship with Applied Digital and as one of the conditions to releasing its security interest in the stock of these transferred companies and the assets of Digital Angel Technology Corporation, IBM Credit Corporation required that Article Ninth be included in the restated certificate of incorporation. In approving the adoption of Article Ninth, the board determined that the benefits to Digital Angel of the merger, which could not have occurred without the consent of IBM Credit Corporation, and the release of the security interests substantially outweighed the restrictions being imposed by IBM Credit Corporation as a condition of giving its consent to the merger and releasing its security interests.

The issuance of additional shares of Digital Angel’s common stock at a discount may, among other things, have a dilutive effect on earnings per share and on stockholders’ equity and voting rights.

The affirmative vote of the holders of 66.6% of the issued and outstanding shares of Digital Angel’s common stock is required for the approval and the adoption of the amendment to the restated certificate of incorporation. You may vote in favor or against the proposal, or you may abstain. Brokers that do not receive instructions are not entitled to vote those shares with respect to this proposal. Abstentions and broker non-votes will have the effect of a vote against the proposal.

A copy of the amendment to the restated certificate of incorporation, in substantially the form to be filed with the Secretary of State of the State of Delaware, is attached to this joint proxy statement/prospectus as Annex E. Digital Angel stockholders are encouraged to read the attached Annex E. If proposal 3 is approved, the amendment will become effective upon filing the amendment to the restated certificate of incorporation with the Secretary of State of the State of Delaware.

Recommendation of the Board of Directors

The board of directors of Digital Angel unanimously recommends a vote “FOR” the approval and adoption of the amendment to the Digital Angel restated certificate of incorporation.

Digital Angel Proposal 4: Approval, if Necessary, of an Adjournment or Postponement of the Special and Annual Meeting, Including, if Necessary, to Solicit Additional Proxies in Favor of the Approval and Adoption of the Merger Agreement, if There are Not Sufficient Votes to Approve and Adopt the Merger Agreement by a Majority of Those Shares Not Held by Applied Digital and its Affiliates

A majority of the stockholders entitled to vote at the special and annual meeting, present in person or by proxy, has the power to approve any adjournment or postponement of the special and annual meeting, including, if necessary, to solicit additional proxies if there are not sufficient votes to approve and adopt the merger agreement by a majority of those shares not held by Applied Digital and its affiliates.

An abstention will have the same effect as a vote against the proposal. A broker non-vote will have no effect on the outcome of the vote for the proposal.

Recommendation of the Board of Directors

The board of directors of Digital Angel unanimously recommends a vote “FOR” the approval, if necessary, of any adjournment or postponement of the special and annual meeting, including, if necessary, to solicit additional proxies in favor of approval and adoption of the merger agreement if there are not sufficient votes for the proposal.

Record Date

The Digital Angel board of directors has fixed the close of business on September 28, 2007, as the record date for determination of Digital Angel stockholders entitled to notice of, and to vote at, the special and annual meeting. Only holders of record of Digital Angel common stock as of the close of business on that date are entitled to vote at the special and annual meeting. As of the record date, there were 45,869,933 shares of Digital Angel’s common stock issued and outstanding, held by approximately 273 stockholders of record. As of the record date, the directors and executive officers of Digital Angel and their affiliates held 29,113,420 outstanding shares, or approximately 63.5% of the total outstanding shares, of Digital Angel common stock. Each share of Digital Angel common stock issued and outstanding as of the Digital Angel record date entitles its holder to cast one vote at the special and annual meeting.

Voting of Proxies at the Special and Annual Meeting and Revocation of Proxies

The Digital Angel proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the board of directors of Digital Angel for use at the Digital Angel special and annual meeting.

General.  Shares represented by a properly signed and dated proxy will be voted at the special and annual meeting in accordance with the instructions indicated on the proxy. Proxies that are properly signed and dated, but which do not contain voting instructions, will be voted:

•	“FOR” the proposal to approve and adopt the merger agreement;

•	“FOR” the proposal to elect each of the five director nominees;

•	“FOR” the proposal to approve and adopt an amendment to Digital Angel’s restated certificate of incorporation; and

•	“FOR” the proposal to approve, if necessary, any adjournment or postponement of the special and annual meeting, including, if necessary, to solicit additional proxies if there are not sufficient votes to approve and adopt the merger agreement by a majority of those shares not held by Applied Digital and its affiliates.

The proxy holder may vote the proxy in its discretion as to any other matter that may properly come before the Digital Angel special and annual meeting. The affirmative vote of holders of a majority of the outstanding shares of Digital Angel’s common stock entitled to vote at the special and annual meeting is required to approve and adopt the merger agreement. Additionally, it is a condition to Digital Angel’s obligation to consummate the merger that the holders of a majority of the outstanding shares of Digital Angel common stock not held by Applied Digital or its affiliates vote to approve and adopt the merger agreement. The affirmative vote of a plurality of the votes cast by holders of the outstanding shares of Digital Angel’s common stock entitled to vote at the special and annual meeting is required for the election of directors. The affirmative vote of the holders of 66.6% of the issued and outstanding shares of Digital Angel’s common stock is required for the approval and adoption of the amendment to the restated certificate of incorporation. A majority of the stockholders entitled to vote at the special and annual meeting, present in person or by proxy, has the power to approve any adjournment or postponement of the special and annual meeting, including, if necessary, to solicit additional proxies if there are not sufficient votes for the approval and adoption of the merger agreement.

Abstentions.  Digital Angel will count a properly executed proxy marked “ABSTAIN” as present for purposes of determining whether a quorum is present, but the shares represented by that proxy will not be voted at the special and annual meeting. If a Digital Angel stockholder abstains from voting or does not vote (either in person or by proxy), it will have the same effect as a vote against the proposal to approve and adopt the merger agreement, the proposal to approve and adopt an amendment to Digital Angel’s restated certificate of incorporation and the proposal to approve any adjournment or postponement of the special meeting, including, if necessary, to solicit additional proxies if there are not sufficient votes for the approval and adoption of the merger agreement.

For the election of the five directors, you may vote in favor of a nominee, or you may withhold your vote from a nominee. Votes that are withheld with respect to this matter will be excluded entirely from the vote and will have no effect, other than for purposes of determining the presence of a quorum.

Broker Non-Votes.  If your shares are held by your broker, except as to the proposal to elect five directors, your broker will not be able to vote your shares for you on the proposals without instructions from you on how to vote your shares. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

If a Digital Angel stockholder abstains from voting or does not vote (either in person or by proxy), it will have the same effect as a vote against the proposal to approve and adopt the merger agreement and the proposal to approve and adopt an amendment to Digital Angel’s restated certificate of incorporation. Failure to instruct your broker how to vote on all other Digital Angel proposals will be treated as neither a vote “FOR” nor a vote “AGAINST” the proposal for purposes of determining whether the proposal has been approved, and thus will have no effect on the outcome of the vote for the proposal.

Voting Shares in Person That are Held Through Brokers.  If your shares are held by your broker or another nominee and you wish to vote those shares in person at the special and annual meeting, you must obtain from the nominee holding your Digital Angel common stock a properly executed legal proxy identifying you as a Digital Angel stockholder, authorizing you to act on behalf of the nominee at the special and annual meeting, and identifying the number of shares with respect to which the authorization is granted.

How to Revoke a Proxy

If you submit a proxy, you may revoke it at any time before it is voted by:

•	delivering to the secretary of Digital Angel a written notice, dated later than the proxy you wish to revoke, stating that proxy is revoked;

•	submitting to the secretary of Digital Angel a new, signed proxy with a date later than the proxy you wish to revoke; or

•	attending the special and annual meeting and voting in person.

Notices to the secretary of Digital Angel should be addressed to the Secretary, Digital Angel Corporation, 1690 South Congress Avenue, Suite 201, Delray Beach, Florida 33445.

Quorum

To conduct business at the special and annual meeting, a quorum must be present. Digital Angel’s bylaws provide that the holders of a majority of all of the shares of stock entitled to vote at the special and annual meeting, present in person or by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law. Digital Angel will treat shares of common stock represented by a properly signed and returned proxy, including abstentions and broker non-votes, as present at the meeting for purposes of determining the existence of a quorum. If sufficient votes to constitute a quorum are not received by the date of the special and annual meeting, the persons named as proxies may propose one or more adjournments of the meeting to permit further solicitation of proxies. The inspector of elections appointed for the Digital Angel special and annual meeting will tabulate the votes. The persons named as proxies would generally exercise their authority to vote in favor of adjournment.

Solicitation of Proxies and Expenses

Digital Angel and Applied Digital will equally share the costs of soliciting proxies for their respective meetings. Certain directors, officers and employees of Digital Angel may solicit proxies, without additional remuneration, by telephone, facsimile, electronic mail, telegraph and in person. Following the mailing of this joint proxy statement/prospectus, Digital Angel will request brokers, custodians, nominees and other record holders to forward copies of this joint proxy statement/prospectus to persons for whom they hold shares of common stock and to request authority for the exercise of proxies. In such cases, Digital Angel, upon the request of the record holder, will reimburse such holders for their reasonable expenses.

Digital Angel and Applied Digital have retained D.F. King & Co., Inc. to assist them in the solicitation of proxies. Digital Angel and Applied Digital estimate that their proxy solicitor fees will be approximately $7,500, plus out-of-pocket expenses.

If your shares are registered in the name of a bank or brokerage firm, you may be eligible to vote your shares by telephone or internet. A large number of banks and brokerage firms are participating in the Broadridge Investor Communication Services telephone or internet voting program. This program provides eligible stockholders the opportunity to vote by telephone or internet. If your bank or brokerage firm is participating in Broadridge’s program, your voting form will provide instructions. If your voting form does not reference telephone or internet information, please complete and return the paper proxy card in the self-addressed, postage-paid envelope provided. If you have any questions about executing your proxy or require assistance, please contact: Patricia M. Petersen, vice president, general counsel and secretary, at (561) 276-0477.

Contact for Questions and Assistance in Voting

If you have a question about the merger, or how to vote or revoke a proxy, or you wish to obtain additional copies of this joint proxy statement/prospectus, please contact:

D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Telephone: (800) 967-7635

Board of Directors Recommendations

After careful consideration, the board of directors of Digital Angel believes, based on the recommendation of the Digital Angel special committee, that the merger is advisable, fair to, and in the best interests of Digital Angel and its stockholders (other than Applied Digital and Applied Digital’s affiliates). The Digital Angel board of directors unanimously recommends that its stockholders vote “FOR” the proposal to approve and adopt the merger agreement. In addition, the Digital Angel board of directors unanimously recommends that its stockholders vote “FOR” the proposal to approve and adopt an amendment to Digital Angel’s restated certificate of incorporation to remove the requirement that holders of 66.6% of the issued and outstanding shares of Digital Angel approve the issuance of common stock (including options or warrants) for non-cash consideration or for less than fair market value, “FOR” the proposal to elect each of the five director nominees, and “FOR” the proposal to approve, if necessary, any adjournment or postponement of the special and annual meeting, including, if necessary, to solicit additional proxies if there are not sufficient votes to approve and adopt the merger agreement by a majority of those shares not held by Applied Digital and its affiliates.

Surrender of Certificates

Please DO NOT send your Digital Angel stock certificates with your proxy card. If the merger is approved, you will be sent written instructions for exchanging your stock certificates.

General Information

Contacting the Board of Directors.  Stockholders may communicate with the board of directors, or with any committee of the board, by writing to Patricia M. Petersen, Digital Angel’s vice president, general counsel and secretary, by calling Ms. Petersen at (561) 276-0477 or via e-mail at ppetersen@digitalangelcorp.com. All communications will be reviewed by management and then forwarded to the appropriate director or directors or to the full board of directors, as appropriate.

Multiple Stockholders Sharing the Same Address.  Regulations regarding the delivery of copies of proxy materials and annual reports to stockholders permit Digital Angel, banks, brokerage firms and other nominees to send one annual report and proxy statement to multiple stockholders who share the same address under certain circumstances, unless contrary instructions are received from stockholders. This practice is known as “householding.” Stockholders who hold their shares through a bank, broker or other nominee may have consented to reducing the number of copies of materials delivered to their address. In the event that a stockholder wishes to request delivery of a single copy of annual reports or proxy statements or to revoke a “householding” consent previously provided to a bank, broker or other nominee, the stockholder must contact the bank, broker or other nominee, as applicable, to revoke such consent. In any event, if a stockholder wishes to receive a separate joint proxy statement/prospectus for the 2007 Special and Annual Meeting of Stockholders, the stockholder may receive printed copies by contacting Digital Angel Corporation, Investor Relations, 1690 S. Congress Ave., Suite 201, Delray Beach, Florida 33445 by mail or by calling Allison Tomek at (561) 805-8000.

Any stockholders of record sharing an address who now receive multiple copies of Digital Angel’s annual reports and proxy statements, and who wish to receive only one copy of these materials per household in the future should also contact Digital Angel Corporation, Investor Relations, by mail or telephone, as instructed above. Any stockholders sharing an address whose shares of common stock are held by a bank, broker or other nominee who now receive multiple copies of Digital Angel’s annual reports and proxy statements, and who wish to receive only one copy of these materials per household, should contact the bank, broker or other nominee to request that only one set of these materials be delivered in the future.

Stockholder Proposals for 2008 Annual Meeting.  If the merger agreement with Applied Digital is not approved and adopted or the merger is not consummated, stockholder proposals should be sent to Digital Angel at the address set forth in the notice of special and annual meeting of stockholders. The deadline for submission of stockholder proposals, pursuant to Rule 14a-8 of the Exchange Act, for inclusion in Digital Angel’s proxy statement for the 2008 Annual Meeting of Stockholders is June 6, 2008. Additionally, Digital Angel must receive notice of any stockholder proposal to be submitted at the 2008 Annual Meeting of Stockholders (but not required to be included in Digital Angel’s proxy statement) by August 20, 2008, or such proposal will be considered untimely pursuant to Rule 14a-4 and 14a-5(e) under the Exchange Act and the persons named in the proxies solicited by management may exercise discretionary voting authority with respect to such proposal.

THE MERGER

General

As of September 28, 2007, Applied Digital owned approximately 55.6% of Digital Angel’s outstanding shares of common stock. In connection with the merger, Applied Digital will acquire all of the outstanding shares of common stock of Digital Angel that it does not currently own (approximately 20.4 million, or 44.4%, of the outstanding shares of Digital Angel as of September 28, 2007). After the merger, Digital Angel will be a wholly-owned subsidiary of Applied Digital.

Background of the Merger

The board of directors and management of each of Applied Digital and Digital Angel have from time to time engaged with their respective senior management to review possible strategic opportunities with industry peers with the objective of further enhancing stockholder value and meeting the needs of their customers.

In July of 2006, Digital Angel formed a special committee to consider strategic alternatives, including a sale of Digital Angel to a third party, an acquisition of Applied Digital’s shares by Digital Angel, or a transaction with Applied Digital. To aid in their review, the Digital Angel special committee hired Raymond James as an investment advisor.

During the summer and early fall of 2006, the Digital Angel special committee reviewed a number of strategic alternatives, including pursuing a transaction with Applied Digital. The Digital Angel special committee and the Applied Digital special committee, which had been formed to represent Applied Digital’s interest during the discussions, explored the possibility of a transaction between the two companies, specifically an acquisition of Applied Digital by Digital Angel. By mid-November, the special committees had decided not to pursue a business combination between the two companies, primarily due to the inability of the committees to agree on financial terms of the transaction given the trading prices of the two companies’ shares at the time, and the special committees were disbanded. However, the management of both companies indicated that they would continue to monitor market conditions relating to the potential for a business combination transaction between the two companies or some other strategic transaction.

Beginning in the spring of 2007, Michael Krawitz, Applied Digital’s chief executive officer, Kevin McGrath, the then-current chief executive officer of Digital Angel, and Scott Silverman, the chairman of both Applied Digital’s and Digital Angel’s boards of directors, again discussed the advantages of a potential business combination of the two companies and the possibility of renewed discussions regarding such a transaction. The informal discussions progressed so that, by May 2007, Messrs. Krawitz, McGrath and Silverman had discussed a potential transaction in which Applied Digital would now be the acquiring party and would pay, in the form of Applied Digital common stock, to Digital Angel stockholders in the range of 15% over Digital Angel’s stock price for each share of Digital Angel stock it did not already own. During this period, both Mr. Krawitz and Mr. McGrath informed their respective boards of directors, both informally and at various meetings, of these discussions.

On March 7, 2007, Digital Angel’s board of directors empowered the corporation’s existing independent directors committee, which consisted of Michael Zarriello, Barry Edelstein, John Block, and Howard Weintraub, to act as the Digital Angel special committee for the purposes of determining whether a transaction should proceed.

On May 4, 2007, at a meeting of the Applied Digital board of directors, management updated the board of directors regarding the possibility of a transaction in which Applied Digital would acquire all the shares of Digital Angel stock it did not own at an exchange ratio representing a 15% premium over the market price of Digital Angel shares. At the meeting, the board of directors determined, as a result of the existence of potential conflicts regarding Mr. Silverman, that it was advisable to establish a special committee of the board of directors to evaluate the proposed transaction with Digital Angel and to negotiate the terms of any such transaction. The board of directors designated Michael Norris (chair), Daniel Penni, Dennis Rawan, and Constance Weaver as the members of the Applied Digital special committee.

On May 11, 2007, the Applied Digital special committee engaged the law firm of Baker Botts L.L.P. to act as the committee’s legal advisor.

On May 11, 2007, the Digital Angel special committee engaged the law firm of Cozen O’Connor to act as the committee’s legal advisor.

On May 26, 2007, Mr. Norris and Michael Zarriello, the chairman of Digital Angel’s special committee, discussed by telephone potential deal structures, as well as the composition of the Applied Digital board of directors following the transaction.

On May 30, 2007, the Applied Digital special committee engaged Duff & Phelps as its financial advisor to provide an opinion regarding fairness in connection with a possible business combination with Digital Angel.

On June 4, 2007, the Digital Angel special committee engaged Merriman, Curhan Ford & Co., or Merriman, as its financial advisor and to provide a fairness opinion in connection with a possible business combination with Applied Digital. Prior to the Digital Angel special committee’s engagement of Merriman, the Digital Angel special committee had several discussions with representatives of Merriman to discuss Merriman’s qualifications and approach, and to discuss Merriman’s prior engagement by an affiliate of Applied Digital, which engagement Merriman indicated had terminated several months prior.

On June 5, 2007, Applied Digital and Digital Angel entered into a mutual non-disclosure agreement which permitted their respective advisors to conduct in-depth due diligence. Both companies proceeded thereafter to exchange due diligence material and to conduct due diligence during June and July. Also during this period, the Applied Digital special committee directed its counsel to distribute a draft merger agreement to the Digital Angel special committee and its counsel, and to begin negotiations of the merger agreement.

On June 18, 2007, Digital Angel’s board of directors established a new special committee of the board of directors with an expanded mandate to evaluate a potential transaction with Applied Digital, which also consisted of Michael Zarriello, Barry Edelstein, John Block, and Howard Weintraub.

On June 18, 2007, Mr. Norris and Mr. Zarriello again spoke about the composition of the Applied Digital board of directors following the transaction, as well as the premium to be paid to Digital Angel’s stockholders. Mr. Zarriello indicated that the Digital Angel special committee believed that the proposed merger premium should be higher than the proposed 15% premium.

On June 20, 2007, the Applied Digital special committee met to consider Digital Angel’s proposal to increase the premium for Digital Angel’s stockholders, as well as other issues relating to the structure of the merger transaction. At the conclusion of this meeting, the Applied Digital special committee determined that it needed additional information from the Digital Angel special committee to evaluate fully Digital Angel’s proposal to increase the amount of the premium.

Later the same day, Mr. Norris and representatives of Duff & Phelps participated in a conference call with Mr. Zarriello, Mr. Edelstein and representatives of Merriman regarding the valuation of Digital Angel and the proposed premium to be received by Digital Angel public stockholders.

On June 21, 2007, the Digital Angel special committee met with its financial and legal advisors. At the conclusion of this meeting, the Digital Angel special committee re-affirmed its belief that the proposed merger premium should be higher than the proposed 15% premium.

On June 22, 2007, the Applied Digital special committee met with its financial and legal advisors to evaluate the proposal of the Digital Angel special committee to increase the merger consideration. After extensive discussion, the Applied Digital special committee agreed to increase the premium to be received by Digital Angel stockholders to 16% over the average market price during the 10 days prior to execution of a definitive merger agreement, and also agreed on a new proposal regarding the composition of Applied Digital’s board of directors following the transaction. Mr. Norris was asked to communicate these proposals to Mr. Zarriello on behalf of the Applied Digital special committee.

Through the end of June and into July, Mr. Norris, Mr. Zarriello, and Mr. Edelstein held a series of telephone conferences during which they discussed various proposals and counter-proposals regarding the business and financial terms of the proposed merger transaction, including the amount of the premium for Digital Angel stockholders and whether the premium would be calculated by reference to an average market price over a 10, 15 or 30-day trailing period. At the same time, counsel for each of the special committees continued to negotiate a merger agreement and counsel to the companies continued their due diligence.

On July 13, 2007, Mr. Edelstein informed the Digital Angel special committee that he was being considered for an officer position with Digital Angel, and resigned from the Digital Angel special committee.

Also during July, the Digital Angel special committee became aware of a potential conflict of interest regarding its financial advisor, Merriman. The potential conflict arose as a result of Merriman being engaged by an affiliate of Applied Digital, for which it had previously performed services before being engaged by the Digital Angel special committee. As a result of the potential conflict, the Digital Angel special committee decided to terminate its relationship with Merriman on July 13, 2007, and to seek another investment banker to provide an opinion as to the fairness of the common stock exchange ratio.

On July 24, 2007, after considering a number of candidates to provide an opinion as to the fairness of the common stock exchange ratio, the Digital Angel special committee met with its legal advisors and representatives of Seven Hills Partners LLC, or Seven Hills, to discuss Seven Hills’ qualifications and approach, after which representatives of Seven Hills left the meeting. The committee then decided to engage Seven Hills as its financial advisor and instructed its counsel to negotiate an agreement with Seven Hills. The Digital Angel special committee engaged Seven Hills on July 31, 2007 as its financial advisor, to provide an opinion as to the fairness of the common stock exchange ratio to Digital Angel’s stockholders, other than Applied Digital and its affiliates.

On August 2, 2007, Mr. Zarriello placed a telephone call to Mr. Norris to indicate that the Digital Angel special committee still considered Applied Digital’s offer of a 16% premium to be too low.

The Applied Digital special committee met on the morning of August 3, 2007 to discuss the fact that the Digital Angel special committee considered Applied Digital’s current offer to be too low. After extensive discussion, the Applied Digital special committee concluded that it was unlikely that the two committees would agree in a reasonable period of time on a premium to be paid to the Digital Angel stockholders. As a result of this determination, the Applied Digital special committee resolved to terminate further negotiations with Digital Angel. Following the Applied Digital special committee meeting, Mr. Norris notified Mr. Zarriello of the special committee’s decision.

Upon hearing from Mr. Norris, Mr. Zarriello spoke by telephone with Mr. Krawitz. Mr. Zarriello told Mr. Krawitz that the Digital Angel special committee believed that the proposed transaction had merit and that the special committee was still willing to continue its discussions with the Applied Digital special committee. Mr. Krawitz informed the Applied Digital special committee of Mr. Zarriello’s call, and the various committee members agreed to resume negotiations regarding the transaction.

On August 5, 2007, after informing the members of the Digital Angel special committee, Mr. Zarriello contacted Mr. Norris to transmit a final proposal from the Digital Angel special committee that would fix the common stock exchange ratio at 1.4 shares of Applied Digital common stock for each share of Digital Angel common stock, which represented a premium of approximately 21% over the average closing price of Applied Digital and Digital Angel stock as of the previous twenty trading days.

On August 7, 2007, the Applied Digital special committee met to consider Digital Angel’s latest proposal. At the meeting, Mr. Norris reported to the members of the special committee that Duff & Phelps had confirmed on an earlier call that the Digital Angel proposal would not affect their opinion. After further review and discussion, the Applied Digital special committee accepted the Digital Angel proposal and instructed counsel to finalize a definitive merger agreement.

Following the committee meeting, Mr. Norris informed Mr. Zarriello that the Applied Digital special committee had accepted the Digital Angel proposal, subject to finalizing the definitive merger agreement.

On August 8, 2007, the Applied Digital special committee met to consider the proposed transaction. At the meeting, the Applied Digital special committee considered the structure, terms and effects of the transaction. Mr. Krawitz reviewed the strategic rationale and the anticipated benefits of the transaction to Applied Digital. Representatives of Duff & Phelps reviewed with the Applied Digital special committee the financial terms of the transaction and discussed certain financial analyses conducted with respect to the common stock exchange ratio. Duff & Phelps then delivered its oral opinion (which was subsequently confirmed in writing) to the effect that, as of the date of the opinion and based upon and subject to the qualifications, limitations and assumptions set forth in the opinion, the common stock exchange ratio was fair, from a financial point of view, to Applied Digital’s public stockholders. Representatives of Baker Botts reviewed the terms of the merger agreement and legal issues relating to the proposed merger transaction. After deliberation, the Applied Digital special committee unanimously determined the merger to be advisable, fair to, and in the best interests of Applied Digital and its public stockholders and recommended that Applied Digital’s board of directors approve the merger agreement.

Immediately following the Applied Digital special committee meeting, Applied Digital’s board of directors met to consider the proposed transaction. After receiving the recommendation of the Applied Digital special committee, the board of directors unanimously determined the merger to be advisable, fair to, and in the best interests of Applied Digital and its public stockholders, approved the merger agreement, and recommended that Applied Digital’s stockholders vote in favor of the issuance of shares of Applied Digital common stock in the merger.

On August 8, 2007, the Digital Angel special committee met to consider the proposed transaction. At the meeting, the Digital Angel special committee considered the structure, terms and effects of the transaction. Mr. Zarriello and Ms. Breece, Digital Angel’s acting chief financial officer, reviewed the strategic rationale and the anticipated benefits of the transaction to Digital Angel. Representatives of Seven Hills discussed with the Digital Angel special committee the financial terms of the transaction and presented certain financial analyses conducted with respect to the transaction. Seven Hills then delivered its oral opinion (which was subsequently confirmed in writing) to the effect that, as of the date of the opinion and based upon and subject to the factors and assumptions set forth in the opinion, the common stock exchange ratio was fair, from a financial point of view, to Digital Angel’s stockholders, other than Applied Digital and its affiliates. Representatives of Cozen O’Connor reviewed the terms of the merger agreement and legal issues relating to the proposed merger transaction, and representatives of Digital Angel’s counsel reviewed certain of the terms of the merger agreement and the due diligence that had been completed. After deliberation, the Digital Angel special committee unanimously determined the merger to be advisable, fair to, and in the best interests of Digital Angel and its stockholders, other than Applied Digital and its affiliates, and recommended that Digital Angel’s board of directors approve the merger agreement.

Immediately following the Digital Angel special committee meeting, Digital Angel’s board of directors met to consider the proposed transaction. After receiving the recommendation of the Digital Angel special committee, the board of directors unanimously determined the merger to be advisable, fair to, and in the best interests of Digital Angel and its stockholders, other than Applied Digital and its affiliates, approved and adopted the merger agreement and declared its advisability, approved the merger and other transactions contemplated by the merger agreement, and recommended that Digital Angel’s stockholders vote in favor of the approval and adoption of the merger agreement.

Following each company’s board meeting, the merger agreement was finalized and, on August 8, 2007, the parties signed the merger agreement. On August 9, 2007, Applied Digital and Digital Angel issued a joint press release announcing the execution of the merger agreement.

Description of Contracts and Other Arrangements Between Applied Digital and Digital Angel

Director and Officer Roles and Relationships with Applied Digital’s Subsidiaries

As of September 28, 2007, Applied Digital owned approximately 55.6% of Digital Angel’s outstanding shares of common stock. Several of Applied Digital’s directors and executive officers have served and, in certain cases, continue to serve as directors and officers of Digital Angel, InfoTech, Thermo Life, and

VeriChip. By virtue of the relationships described below, certain of Applied Digital’s directors and executive officers may face situations in which there are actual or apparent conflicts of interest that could interfere, or appear to interfere, with their ability to act in a manner that is in Applied Digital’s best business interests.

At the board level:

•	Two of Applied Digital’s five directors — Daniel E. Penni and Constance K. Weaver — currently serve on the five-member board of directors of VeriChip.

•	Mr. Penni serves as the chairman of Applied Digital’s board of directors. He also serves as the chair of the compensation committee of Applied Digital’s board and as a member of the audit committee and nominating committee of Applied Digital’s board and as the chair of the compensation committee and a member of the audit committee of VeriChip’s board.

•	Ms. Weaver serves as the chair of the compliance and governance committee and as a member of the nominating committee and compensation committee of Applied Digital’s board of directors. She also serves as the chair of the nominating and governance committee and as a member of the audit committee of VeriChip’s board.

•	Mr. Zarriello, who resigned as an Applied Digital director effective July 12, 2006, continues to serve as a director of Digital Angel.

•	Mr. Silverman, who served as the chairman of Applied Digital’s board of directors from March 2003 to July 2007, currently serves as the chairman of the boards of directors of each of Digital Angel, InfoTech and VeriChip.

At the officer level:

•	Mr. Silverman, who served as Applied Digital’s chief executive officer from March 2003 to December 2006 and as Applied Digital’s acting president from April 2005 to December 2006, currently serves as the chief executive officer of VeriChip.

•	Mr. Silverman also served as the chief executive officer of Thermo Life, a company with two employees that has not generated any revenue since its formation through April 4, 2007.

•	Ms. Breece serves as the acting chief financial officer of both Applied Digital and Digital Angel.

In their various capacities with Applied Digital’s subsidiaries, Messrs. Penni, Zarriello, Silverman and Ms. Weaver have been granted stock option awards by Applied Digital subsidiaries, including Digital Angel. In addition, several executive officers of Applied Digital have been granted option awards by Applied Digital subsidiaries, including Digital Angel.

Applied Digital’s Financing

On August 31, 2007, Applied Digital closed a $7.0 million, non-convertible debt financing transaction with Kallina, pursuant to the terms of a securities purchase agreement, dated August 31, 2007, between Applied Digital and Kallina, or the Applied Digital financing transaction. Kallina is a wholly-owned subsidiary of Applied Digital’s current senior secured lender, Laurus.

Under the terms of the securities purchase agreement, Kallina extended financing to Applied Digital in the form of a $7.0 million, secured term note, or the Applied Digital note. The Applied Digital note accrues interest at a rate per annum equal to the “prime rate” published in The Wall Street Journal from time to time, plus 3.0% (but such rate shall not at any time be less than 11.0%), and which will mature on August 31, 2009.

Applied Digital is obligated to make monthly principal payments of $166,666.67, plus interest, beginning on March 1, 2008. The terms of the Applied Digital note allow for optional redemption by paying 103% of the principal amount. The Applied Digital note also contains certain events of default, including, among other things, failure to pay, violation of non-financial covenants, and certain other expressly enumerated events. In the event of default, Kallina is entitled to additional interest on the outstanding principal balance of the

Applied Digital note and on all outstanding obligations under the Applied Digital note and the related agreements entered into in conjunction with the Applied Digital note in an amount equal to 1% per month.

To secure Applied Digital’s obligations under the securities purchase agreement, Applied Digital has granted Kallina a security interest in substantially all of Applied Digital’s assets, and Applied Digital has pledged all of the issued and outstanding capital stock owned by Applied Digital in InfoTech and certain other wholly-owned subsidiaries of Applied Digital, as well as a portion of the issued and outstanding stock owned by Applied Digital in VeriChip and Digital Angel.

The securities purchase agreement contains various customary representations and warranties of Applied Digital and certain of its subsidiaries, as well as customary affirmative and negative covenants. Digital Angel and certain of its subsidiaries agreed to guarantee the obligations of Applied Digital under the Applied Digital financing transaction. In connection with the Applied Digital financing transaction, Kallina assigned certain of its rights and obligations to each of Valens Offshore SPV II, Corp., or Valens Offshore, and Valens U.S. SPV I, LLC, or Valens U.S., pursuant to an amendment and partial assignment of loans, liens and documents. Applied Digital, Kallina, Valens Offshore, Valens U.S. and Laurus also entered into an intercreditor agreement regarding the rights and priorities of the parties to Applied Digital’s collateral.

In connection with the execution of the securities purchase agreement, Applied Digital transferred to Kallina 200,000 shares of VeriChip common stock that it owned and reduced the exercise price on existing warrants to purchase approximately 1.7 million shares of its common stock held by Laurus, from $1.88 to $1.35. VeriChip has agreed to enter into a registration rights agreement with Kallina to register the 200,000 shares.

Digital Angel’s Financing

Effective August 31, 2007, Digital Angel closed a $6.0 million, revolving asset-based financing transaction with Kallina, pursuant to the terms of a security agreement, among Digital Angel and Digital Angel Technology Corporation, Fearing Manufacturing Co., Inc. and Digital Angel International, Inc., which are referred to as the eligible subsidiaries, and Kallina. Under the terms of the security agreement, Digital Angel may borrow, from time to time, under a revolving facility, an amount equal to the lesser of the amount of availability under the borrowing base and $6.0 million, subject to certain reserves that Kallina is authorized to take in its reasonable commercial judgment. Under the terms of the security agreement, the borrowing base is calculated as a percentage of the total amount of eligible accounts and inventory owned by Digital Angel and the eligible subsidiaries. Amounts outstanding under the revolving facility accrue interest at a rate per year equal to the “prime rate” published in The Wall Street Journal from time to time, plus 2.0% (but such rate cannot at any time be less than 10.0%), and which matures on August 31, 2010. Digital Angel and the eligible subsidiaries have pledged, in support of the obligations under the revolving facility, all of their respective assets, excluding the stock of all foreign subsidiaries other than stock held by Digital Angel in Signature Industries Limited. Digital Angel used a portion of the proceeds from the revolving facility to terminate and pay off all obligations under a revolving invoice funding facility with Greater Bay Business Funding, a division of Greater Bay Bank, N.A., and the remaining proceeds for working capital purposes.

In connection with the Digital Angel financing transaction, Digital Angel issued warrants that represent the ability to purchase 967,742 shares of Digital Angel’s common stock at an exercise price of $1.69 per share. The warrants can be exercised at any time prior to August 31, 2014. Digital Angel also entered into a registration rights agreement with Kallina, pursuant to which Digital Angel has agreed to file a shelf registration statement no later than December 31, 2007 covering the resale by Kallina of those shares received upon exercise of the warrants.

Intercompany Financing

Effective August 31, 2007, Digital Angel and Applied Digital entered into a secured term note in the amount of $7.0 million, on terms substantially similar to those in the note issued by Applied Digital to Kallina in the Applied Digital financing transaction, or the intercompany loan. As part of the consideration for the intercompany loan, Digital Angel agreed to pay Applied Digital a structuring fee of $100,000, payable at

Digital Angel’s election in stock or cash, reimburse Applied Digital for any other out-of-pocket fees required to be paid by Applied Digital in connection with the Digital Angel financing transaction or the Applied Digital financing transaction, and issue to Applied Digital 921,402 shares of Digital Angel common stock.

Digital Angel used the proceeds from the intercompany loan to repay all amounts due under its $6.0 million, 10.25% senior secured debenture and intends to use the remaining proceeds for working capital purposes. Pursuant to the terms of the debenture, in connection with the prepayment, Digital Angel paid 102% of the outstanding principal amount of the debenture, plus all accrued and unpaid interest.

Agreement between VeriChip and Digital Angel

VeriChip and Digital Angel executed a supply, license and development agreement dated March 4, 2002, as amended and restated on December 27, 2005, and as amended on May 9, 2007. Under this agreement, Digital Angel is VeriChip’s sole supplier of human-implantable microchips.

VeriChip’s purchases of product under the supply, license and development agreement were approximately $0.0 million and $0.2 million in the six-months ended June 30, 2007 and 2006, respectively. Under the terms of the May 9, 2007 amendment, the term of the agreement was extended from March 2013 to March 2014. Also, under the May 9, 2007 amendment, the annual minimum purchase requirements were each extended one year and, accordingly, there is no minimum purchase requirement in 2007. The approximately $0.9 million originally required to be purchased in 2007 is now required to be purchased in 2008. As long as VeriChip continues to meet minimum purchase requirements, the agreement will automatically renew annually under its terms until the expiration of the last of the patents covering any of the supplied products. The supply, license and development agreement may be terminated prior to its stated term under specified events, including as a result of a bankruptcy event of either party or an uncured default. In addition, Digital Angel may sell the microchips to third parties if VeriChip does not take delivery and pay for a minimum number of microchips, as specified in the supply, license and development agreement. Further, the supply, license and development agreement provides that Digital Angel shall, at VeriChip’s option, furnish and operate a computer database to provide data collection, storage and related services for VeriChip’s customers for a fee, as provided. VeriChip does not currently utilize this service.

The terms of the original supply, license and development agreement, and each amendment to the agreement, were negotiated by the executive officers of the respective companies and approved by the independent members of each company’s board of directors.

Digital Angel relies solely on a production agreement with RME, a subsidiary of Raytheon Company, for the manufacture of its human-implantable microchip products. RME utilizes Digital Angel’s equipment in the production of the microchips. On April 28, 2006, Digital Angel entered into a new production agreement with RME related to the manufacture and distribution of glass-encapsulated syringe-implantable transponders, including the human-implantable microchip products sold by VeriChip. This new agreement expires on June 30, 2010. The technology underlying these systems is covered, in part, by U.S. Patent No. 5,211,129, “Syringe-Implantable Identification Transponders.” In 1994, Destron/IDI, Inc., a predecessor company to Digital Angel, granted a co-exclusive license under this patent, other than for certain specified fields of use related to Applied Digital’s Animal Applications segment, which were retained by the predecessor company to Hughes and its then wholly-owned subsidiary, HID. The specified fields of use retained by the predecessor company of Hughes do not include human identification or security applications. The rights licensed to Hughes and HID were freely assignable, and it is unknown which party or parties currently have these rights or whether these rights have been assigned, conveyed or transferred to any third party.

VeriChip does not anticipate generating more than nominal revenue from the sale of its human implantable microchips prior to the expiration of the patent in April 2008. Hughes, HID, any of their respective successors in interest, or any party to whom one of the foregoing parties may have assigned its rights under the 1994 license agreement may commence a claim against Applied Digital or VeriChip asserting that VeriChip is violating its rights. If such a claim is successful, sales of VeriChip’s human-implantable systems could be enjoined, and VeriChip could be required to cease its efforts to create a market for these systems, until the patent expires in April 2008. In addition, VeriChip could be required to pay damages, which may be substantial. Regardless of whether any claimant is successful, VeriChip would face the prospect of the expenditure of funds in litigation, the diversion of management time and resources, damage to its reputation and the potential impairment in the marketability of its systems even after the expiration of the patent, which could harm its business and negatively affect its prospects.

Applied Digital is aware that Digital Angel and the successor to HID are in the process of finalizing a cross-license that includes Digital Angel obtaining a royalty-free, non-exclusive license to the successor’s rights to the implantable human applications of the ’129 patent, for which it claims certain ownership rights to. That agreement is anticipated to have no cost to Applied Digital or VeriChip.

Transition Services Agreement Between Applied Digital and VeriChip

During the four years ended December 31, 2005, Applied Digital provided certain general and administrative services to VeriChip, including accounting, finance, payroll and legal services, telephone, rent and other miscellaneous items. The costs of these services, which are eliminated in consolidation of financial statements, were determined based on VeriChip’s use of such services.

On December 27, 2005, Applied Digital entered into a transition services agreement with VeriChip, under which it agreed to continue to provide VeriChip with certain administrative transition services, including payroll, legal, finance, accounting, information technology, tax services, and services related to VeriChip’s initial public offering. As compensation for these services, VeriChip agreed to pay Applied Digital approximately $62,000 per month for fixed costs allocable to these services, among other reimbursable expenses. On December 21, 2006, Applied Digital and VeriChip entered into an amended and restated transition services agreement, which became effective on February 14, 2007, the date of completion of VeriChip’s initial public offering. There is no stated expiration date to the transition services agreement. The term of the amended and restated agreement will continue until such time as VeriChip requests that Applied Digital cease performing the transition services, provided that Applied Digital is not obligated to continue to provide the transition services after February 14, 2009. Except for any request by VeriChip that Applied Digital cease to perform transition services, subject to certain notice provisions, the agreement may not be terminated by either party, except in the event of a material default in Applied Digital’s delivery of the transition services or in VeriChip’s payment for those services. The services that Applied Digital provides under the amended and restated transition services agreement are the same as those provided under the initial agreement. In connection with the December 21, 2006 amendment, the estimated monthly charge for the fixed costs allocable to these services was increased to approximately $72,000 per month, primarily as the result of an increased allocation for office space. Effective April 1, 2007, the estimated monthly charge for the fixed costs allocable to these services was reduced to $40,000 per month, primarily as a result of a reduction in allocable accounting fees and accounting and legal services.

The terms of the transition services agreement and the amendment and restatement of the agreement were negotiated between certain of VeriChip’s and Applied Digital’s executive officers. These executive officers were independent of one another, and the terms of the agreements were based upon historical amounts incurred by Applied Digital for payment of such services to third parties. However, these costs may not necessarily be indicative of the costs which would be incurred by VeriChip as an independent, standalone entity.

The costs of these services to VeriChip were $0.1 million and $0.3 million for the three and six months ended June 30, 2007, respectively, and $0.2 million and $0.4 million for the three and six months ended June 30, 2006, respectively.

Loan Agreement with VeriChip

Applied Digital has funded and financed VeriChip’s operations since it began operation in January 2002, which resulted in an amount due to Applied Digital by VeriChip totaling approximately $8.6 million (which included $0.4 million of accrued interest) at December 31, 2005. On December 27, 2005, Applied Digital and VeriChip converted the amounts due, including accrued interest, into an $8.5 million revolving line of credit under the terms of a loan agreement, security agreement and revolving line of credit note.

On October 6, 2006, Applied Digital and VeriChip entered into an amendment to the loan agreement that increased the principal amount available thereunder to $13.0 million and changed the interest rate to a fixed rate of 12% per annum. Previously, VeriChip’s indebtedness to Applied Digital bore interest at the prevailing prime rate of interest as published from time to time by The Wall Street Journal. The amendment further provided that the loan matured in July 2008, but could be extended at Applied Digital’s option through December 27, 2010.

On January 19, 2007, February 8, 2007 and again on February 13, 2007, Applied Digital and VeriChip entered into further amendments to the loan documents, which increased the maximum principal amount of indebtedness that VeriChip may incur to $14.5 million. A portion of this increase was used to cover approximately $0.7 million of intercompany advances made to VeriChip by Applied Digital during the first week of January 2007. Upon the consummation of VeriChip’s initial public offering on February 14, 2007, the loan ceased to be a revolving line of credit, and VeriChip has no ability to incur additional indebtedness to Applied Digital under the loan documents. The interest continues to accrue on the outstanding indebtedness at a rate of 12% per annum. Under the terms of the loan agreement, as amended on February 8, 2007, VeriChip was required to repay Applied Digital $3.5 million of principal and accrued interest upon the consummation of its offering. VeriChip paid the $3.5 million on February 14, 2007, resulting in a balance due of approximately $11.6 million on February 14, 2007. VeriChip is not obligated to repay an additional amount of its indebtedness until January 1, 2008. Effective with the payment of the $3.5 million, all interest which has accrued on the loan as of the last day of each month, commencing with the month in which such payment is made, shall be added to the principal amount. Commencing January 1, 2008 through January 1, 2010, VeriChip is obligated to repay $0.3 million on the first day of each month. A final balloon payment equal to the outstanding principal amount then due under the loan, plus all accrued and unpaid interest, will be due and payable on February 1, 2010. As of June 30, 2007, approximately $12.2 million was outstanding under the loan.

The loan is collateralized by interests in all property and assets of VeriChip, including the stock of VeriChip’s subsidiaries, but is not secured by any of the property or assets of VeriChip’s subsidiaries.

Satisfaction of Loan Agreement

On May 15, 2007, Applied Digital and InfoTech, Applied Digital’s majority-owned subsidiary, entered into a satisfaction of loan agreement, or SLA. On or about June 27, 2003, InfoTech made a loan to Applied Digital in the original principal amount of $1.0 million. The loan was scheduled to mature on June 30, 2007. In full satisfaction of Applied Digital’s obligations under the loan and the related documents, Applied Digital and InfoTech entered into the SLA, pursuant to which Applied Digital agreed to issue and deliver to InfoTech 833,333 shares of Applied Digital common stock. Applied Digital was obligated to continue to pay InfoTech interest in cash on the sum of $1.0 million at the existing rate per annum under the note, which was 16%, until the date the shares were registered. The shares were registered on June 11, 2007. Since the value of the 833,333 shares issued to InfoTech exceeded $1.0 million on the effective date of the registration statement, InfoTech is required to return to Applied Digital the number of shares valued in excess of the $1.0 million as of that date, or approximately 129,603 shares. As of June 30, 2007, InfoTech has sold 141,065 of these shares for net proceeds of $189,128, and it has recorded a loss on the sale of the shares of approximately $11,000. In addition, during the three-months ended June 30, 2007, InfoTech was required to record an unrealized loss of approximately $29,000, representing the reduction in the fair market value of the shares on the date of the effectiveness of the registration statement, which value was $1.41 per share, and the value of the 562,665 unsold shares as of June 30, 2007, of $1.37 per share. Because such realized and unrealized losses resulted from transactions in Applied Digital’s own common stock, they were eliminated upon the consolidation of InfoTech and Applied Digital’s operating results and, accordingly, they are not reflected in the unaudited condensed consolidated financial statements. The fair value of Applied Digital common stock held by InfoTech as of June 30, 2007, including the 129,603 shares that InfoTech had not yet returned to Applied Digital as of such date, was approximately $0.8 million.

Legal Fees Paid to Akin Gump Strauss Hauer & Feld LLP

During the six-months ended June 30, 2006, VeriChip incurred legal fees of $0.8 million to VeriChip’s legal counsel, Akin Gump Strauss Hauer & Feld LLP, or Akin Gump. Tommy G. Thompson, a partner with Akin Gump, had been a member of VeriChip’s board of directors since July 2005, and, as a result of his directorship services, holds fully vested options to purchase 0.1 million shares of Applied Digital common stock. Effective March 8, 2007, Mr. Thompson resigned his directorship position with VeriChip.

Digital Angel Lease with LANO Holding ApS

Digital Angel’s subsidiary, DSD Holding A/S, leases a 13,600 square foot building located in Hvidovre, Denmark. The building is occupied by DSD Holding A/S’s administrative and production operations. The lease agreement has no expiration but includes a three-month termination notice requirement that can be utilized by the owner or DSD Holding A/S. DSD Holding A/S leases the building from LANO Holding ApS. LANO Holding ApS is 100% owned by Lasse Nordfjeld, president of Digital Angel’s Animal Applications Group.

For additional related party transactions, see “Certain Relationships and Related Transactions” beginning on page 188.

Recommendations of the Applied Digital Special Committee and Board of Directors

After careful consideration, the Applied Digital special committee determined that the merger is advisable, fair to and in the best interests of Applied Digital and its stockholders and recommended that the Applied Digital board of directors approve the merger agreement.

After careful consideration, the Applied Digital board of directors, based on the recommendation of the Applied Digital special committee, (i) determined that the merger is advisable, fair to, and in the best interests of Applied Digital and its public stockholders, (ii) approved and adopted the merger agreement, the merger and the other transactions contemplated by the merger agreement, (iii) approved the making of an amendment to the Applied Digital certificate of incorporation in order to increase the number of authorized shares of Applied Digital capital stock, and (iv) recommended that the Applied Digital stockholders vote “FOR” the proposal to issue Applied Digital common stock pursuant to the merger agreement and “FOR” the proposal to amend Applied Digital’s certificate of incorporation to increase the total number of authorized shares of Applied Digital capital stock from 130 million shares, of which 125 million are common stock, to 170 million shares of capital stock, of which 165 million will be common stock.

Applied Digital’s Reasons for the Merger

Special Committee Reasons for the Merger

In reaching its determination to recommend that the Applied Digital board approve the merger agreement, the Applied Digital special committee considered numerous factors in consultation with its outside legal and financial advisors and Applied Digital’s senior management, including the following material factors and benefits of the merger, each of which the Applied Digital special committee believed supported its determinations:

•	The terms of the transaction were determined through arm’s-length negotiations between the Applied Digital special committee and the Digital Angel special committee and their respective legal and financial advisors.

•	The opinion received by the Applied Digital special committee and later confirmed in writing, dated August 8, 2007, of Duff & Phelps to the effect that, as of that date and subject to the various assumptions, limitations and qualifications set forth in its opinion, the common stock exchange ratio in the merger was fair, from a financial point of view, to the public stockholders of Applied Digital. The full text of Duff & Phelps’s written opinion, dated August 8, 2007, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached to this joint proxy statement/prospectus as Annex B.

•	The merger is expected to result in an estimated cost savings of approximately $2.0 million in general and administrative expense annually.

•	The merger is expected to streamline operations and eliminate inefficiencies resulting from operating two separate public companies.

•	The merger will simplify the corporate ownership structure and increase transparency for investors.

•	The merger will eliminate management and board of directors inefficiencies associated with managing current intercompany issues.

•	The merger may result in potentially greater stockholder liquidity due to increased size of the combined company, higher share price and potential to improve analyst coverage.

•	The merger will allow Applied Digital stockholders to participate more fully in any potential growth of Digital Angel as a result of their increased ownership percentage in Digital Angel.

•	The merger is expected to enable the combined company to be a stronger U.S.-based global competitor.

•	The merger will create a larger public company.

•	Digital Angel is obligated to reimburse Applied Digital for expenses in connection with the transaction, up to a maximum of $750,000, if Applied Digital terminates the merger agreement because:

•	Digital Angel breaches a representation, warranty or covenant in the merger agreement that is reasonably likely to have a material adverse effect on Digital Angel;

•	Digital Angel’s board of directors changes its recommendation in favor of the issuance of shares of Applied Digital common stock in the merger; or

•	A willful and material breach by Digital Angel causes the making of a superior proposal by a third party.

The Applied Digital special committee believes that the above factors generally supported its determination. The Applied Digital special committee did, however, consider the potential adverse effects of other factors in connection with the merger. The material negative factors considered were:

•	The cost savings anticipated for Applied Digital and Digital Angel as a combined company may not be achieved;

•	Digital Angel’s growth prospects may be less than currently anticipated and not as great as the growth experienced by Applied Digital alone, or by Applied Digital’s other affiliates, including VeriChip;

•	The value of the shares to be received by Digital Angel public stockholders may vary based upon the nature of the fixed exchange ratio; and

•	The Applied Digital stockholders will suffer dilution if the merger is consummated.

The foregoing discussion summarizes the material factors considered by the Applied Digital special committee in its consideration of the merger agreement and the merger. After considering these factors, the Applied Digital special committee concluded that the positive factors relating to the merger agreement and the merger substantially outweighed the potential negative factors. In view of the wide variety of factors considered by the Applied Digital special committee, and the complexity of these matters, the Applied Digital special committee did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Applied Digital special committee may have assigned different weights to various factors. The Applied Digital special committee recommended approval of the merger agreement based upon the totality of the information presented to and considered by it.

Board Reasons for the Merger

In reaching its determination to recommend that Applied Digital’s stockholders vote for the approval of the issuance of Applied Digital common stock pursuant to the merger agreement, Applied Digital’s board considered numerous factors, including the recommendation of the Applied Digital special committee, as well as the above factors, benefits and adverse effects of the merger considered by the Applied Digital special committee, which the board believed supported its determinations.

The foregoing discussion summarizes the material factors considered by the Applied Digital board in its consideration of the merger agreement and the merger. After considering these factors, the Applied Digital board concluded that the positive factors relating to the merger agreement and the merger substantially outweighed the potential negative factors. In view of the wide variety of factors considered by the Applied Digital board, and the complexity of these matters, the Applied Digital board did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Applied Digital board may have assigned different weights to various factors. The Applied Digital board recommended approval of the merger agreement based upon the totality of the information presented to and considered by it.

THE APPLIED DIGITAL SPECIAL COMMITTEE UNANIMOUSLY RECOMMENDED THAT THE APPLIED DIGITAL BOARD OF DIRECTORS APPROVE THE MERGER AGREEMENT. AS A RESULT, THE APPLIED DIGITAL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS OF APPLIED DIGITAL VOTE “FOR” THE PROPOSAL TO ISSUE APPLIED DIGITAL COMMON STOCK PURSUANT TO THE MERGER AGREEMENT AND “FOR” THE PROPOSAL TO AMEND APPLIED DIGITAL’S CERTIFICATE OF INCORPORATION TO INCREASE THE TOTAL NUMBER OF AUTHORIZED SHARES OF APPLIED DIGITAL CAPITAL STOCK FROM 130 MILLION SHARES, OF WHICH 125 MILLION ARE COMMON STOCK, TO 170 MILLION SHARES, OF WHICH 165 MILLION WILL BE COMMON STOCK.

Recommendations of the Digital Angel Special Committee and Board of Directors

After careful consideration, the Digital Angel special committee determined that the merger is advisable, fair to, and in the best interests of Digital Angel and its stockholders (other than Applied Digital and its affiliates) and recommended that the Digital Angel board of directors approve the merger agreement.

After careful consideration, the Digital Angel board of directors, based on the recommendation of the special committee, (i) determined that the merger is advisable, fair to, and in the best interests of Digital Angel and its stockholders (other than Applied Digital and its affiliates), (ii) approved and adopted the merger agreement and declared its advisability, and approved the merger and the other transactions contemplated by the merger agreement and (iii) recommended that the Digital Angel stockholders vote “FOR” the proposal to approve and adopt the merger agreement.

In considering the recommendation of Digital Angel’s board with respect to the merger agreement, you should be aware that some directors and officers of Digital Angel may have interests in the merger that are different from, or are in addition to, the interests of Digital Angel’s stockholders. See “The Merger — Interests of Certain Persons in the Merger.”

Digital Angel’s Reasons for the Merger

Special Committee Reasons for the Merger

In reaching its determination to recommend that the Digital Angel board approve the merger agreement, the Digital Angel special committee considered numerous factors in consultation with its outside legal advisors and Digital Angel’s senior management, including the following material factors and benefits of the merger, each of which the Digital Angel special committee believed supported its determinations:

•	The terms of the transaction were determined through arm’s-length negotiations between the Digital Angel special committee and the Applied Digital special committee and their respective legal and financial advisors.

•	It is a condition to closing that the merger agreement be approved by a majority of Digital Angel disinterested stockholders, which excludes Applied Digital and each person that is an affiliate of

Applied Digital, at the special and annual meeting. Directors and officers of Digital Angel who are not affiliates of Applied Digital are considered disinterested stockholders for purposes of voting on the merger agreement. As of September 28, 2007, these directors and officers collectively, together with their associates and affiliates, beneficially own approximately 2.1 million shares, or 4.5% of Digital Angel common stock. These directors and officers have indicated that they plan to vote their shares in favor of the merger agreement, and their votes will count in determining whether a majority of Digital Angel disinterested stockholders has approved and adopted the merger agreement.

•	The opinion of Seven Hills received by the Digital Angel special committee on August 8, 2007 (later confirmed in writing) stating that, as of that date and subject to the various assumptions and qualifications set forth in its opinion, the common stock exchange ratio was fair, from a financial point of view, to the holders of Digital Angel common stock, other than Applied Digital and its affiliates. The full text of Seven Hills’ written opinion, dated August 8, 2007, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached to this joint proxy statement/prospectus as Annex C.

•	The expectation that the merger will qualify as a transaction of a type that is generally tax-free for United States federal income tax purposes.

•	The consideration offered represents a premium for Digital Angel common stock of approximately 21% over the average closing price of Applied Digital’s and Digital Angel’s stock as of the previous twenty trading days ending on August 7, 2007, the day immediately prior to the signing of the merger agreement.

•	The merger is expected to result in an estimated cost savings of approximately $2.0 million annually.

•	The merger will eliminate certain duplicate costs related to operating two separate public companies.

•	The merger eliminates Applied Digital’s majority ownership position in Digital Angel, which may have discouraged some investors from buying Digital Angel stock due to uncertainty concerning Applied Digital’s intentions regarding such stock.

•	The merger will give Digital Angel stockholders ownership in Applied Digital which owns interests in other companies, including VeriChip.

•	The merger may result in potentially greater stockholder liquidity due to increased size of the combined company and potential to improve analyst coverage.

•	The merger will allow stockholders to continue to participate in any potential growth of the combined company.

•	The merger agreement provides that Digital Angel has the right to terminate the merger agreement if, among other reasons, the board of directors changes its recommendation in favor of the merger agreement under limited circumstances.

•	Applied Digital is obligated to reimburse Digital Angel for expenses in connection with the transaction, up to a maximum of $750,000, if Digital Angel terminates the merger agreement because:

•	Applied Digital breaches a representation, warranty or covenant in the merger agreement that is reasonably likely to have a material adverse effect on Applied Digital or the surviving corporation;

•	Applied Digital’s board changes its recommendation in favor of the issuance of shares of Applied Digital common stock in the merger; or

•	Applied Digital agrees to be acquired by a third party.

The Digital Angel special committee believes that the above factors generally supported its determination. The Digital Angel special committee did, however, consider the potential adverse effects of other factors in connection with the merger. The material negative factors considered were:

•	The common stock exchange ratio is fixed, and Digital Angel stockholders cannot be certain of the dollar value of the merger consideration to be received in the merger, which may be less than the 21% premium discussed above.

•	The cost savings anticipated for Applied Digital and Digital Angel as a combined company may not be achieved, or delays or difficulties in eliminating certain redundant costs of the two companies could delay or prevent the realization of the anticipated cost savings.

•	Applied Digital will have a significant amount of outstanding indebtedness, and may require additional financing. Applied Digital’s inability to obtain new financing may require it to reduce funds available for investment in research and development and capital expenditures.

•	Digital Angel stockholders will be subject to risks relating to Applied Digital’s other businesses, including VeriChip and InfoTech.

•	Digital Angel stockholders will be subject to risks relating to any litigation pending against Applied Digital or its other subsidiaries.

•	The risk that, after the merger, the combined company may lose key personnel.

•	The possibility that the merger may not be completed, or that completion of the merger may be delayed.

•	Digital Angel is required to pay the expenses of Applied Digital, up to a maximum of $750,000, upon the occurrence of the termination of the merger under certain circumstances.

The foregoing discussion summarizes the material factors considered by the Digital Angel special committee in its consideration of the merger agreement and the merger. After considering these factors, the Digital Angel special committee concluded that the positive factors relating to the merger agreement and the merger substantially outweighed the potential negative factors. In view of the wide variety of factors considered by the Digital Angel special committee, and the complexity of these matters, the Digital Angel special committee did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Digital Angel special committee may have assigned different weights to various factors. The Digital Angel special committee recommended approval of the merger agreement based upon the totality of the information presented to and considered by it.

Board Reasons for the Merger

In reaching its determination to recommend that Digital Angel’s stockholders vote for approval and adoption of the merger agreement, Digital Angel’s board considered numerous factors, including the following material factors and benefits of the merger, each of which the board believed supported its determinations:

•	The recommendation of the Digital Angel special committee, including the above factors, benefits and adverse effects of the merger considered by the Digital Angel special committee; and

•	The opinion of Seven Hills received by the Digital Angel special committee on August 8, 2007, that, as of that date and subject to the various assumptions and limitations set forth in its opinion, the common stock exchange ratio was fair, from a financial point of view, to the holders of Digital Angel common stock (other than to Applied Digital and its affiliates). The full text of Seven Hills’ written opinion, dated August 8, 2007, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached to this joint proxy statement/prospectus as Annex C.

The foregoing discussion summarizes the material factors considered by the Digital Angel board in its consideration of the merger agreement and the merger. After considering these factors, the Digital Angel board concluded that the positive factors relating to the merger agreement and the merger substantially outweighed the potential negative factors. In view of the wide variety of factors considered by the Digital Angel board, and the complexity of these matters, the Digital Angel board did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Digital Angel board may have assigned different weights to various factors. The Digital Angel board recommended the approval and adoption of the merger agreement based upon the totality of the information presented to and considered by it.

THE DIGITAL ANGEL SPECIAL COMMITTEE UNANIMOUSLY RECOMMENDED THAT THE DIGITAL ANGEL BOARD OF DIRECTORS APPROVE THE MERGER AGREEMENT. AS A RESULT, THE DIGITAL ANGEL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS OF DIGITAL ANGEL VOTE “FOR” THE PROPOSAL TO APPROVE AND ADOPT THE MERGER AGREEMENT.

Opinion of Financial Advisor to the Applied Digital Special Committee

The Applied Digital special committee retained Duff & Phelps to act as its financial advisor and to provide an opinion regarding fairness to the Applied Digital special committee in connection with the merger. On August 8, 2007, Duff & Phelps rendered its oral opinion to the Applied Digital special committee (which was subsequently confirmed in writing by delivery of Duff & Phelps’s written opinion dated August 8, 2007) to the effect that, as of August 8, 2007, the common stock exchange ratio in the merger was fair, from a financial point of view, to the public stockholders of Applied Digital.

Duff & Phelps’s opinion was directed to the Applied Digital special committee and only addressed the fairness, from a financial point of view, of the common stock exchange ratio in the merger and does not address any other aspect or implication of the merger. The summary of Duff & Phelps’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex B to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Duff & Phelps in preparing its opinion. We encourage you to carefully read the full text of Duff & Phelps’s written opinion. However, neither Duff & Phelps’s written opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and do not constitute advice or a recommendation to any stockholder as to how such stockholder should act or vote with respect to the merger.

In connection with its opinion, Duff & Phelps made certain reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’s due diligence with regards to the merger included, but was not limited to, the items summarized below.

1. Conducted meetings with members of the senior management team of Digital Angel in person and via teleconference, including Kevin N. McGrath, the then-current president and chief executive officer, and Lorraine Breece, vice president, acting chief financial officer and treasurer, at which the operations, financial condition, future prospects, and projected operations and performance of Digital Angel were discussed;

2. Conducted meetings with members of the senior management team of Applied Digital in person and via teleconference, including Michael Krawitz, chief executive officer, and Lorraine Breece, senior vice president and acting chief financial officer, at which the operations, financial condition, future prospects, and projected operations and performance of Applied Digital and of Digital Angel were discussed;

3. Reviewed the financial statements and filings with the SEC, including the annual reports on Form 10-K for the fiscal years ended December 31, 2002 through 2006, and the quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2006 and March 31, 2007 for each of Applied Digital and Digital Angel;

4. Reviewed certain publicly available business and financial information for each of Applied Digital and Digital Angel, and the industries in which they operate;

5. Reviewed financial projections for Digital Angel prepared by Digital Angel management for the fiscal years 2007 through 2011, which we refer to as the Digital Angel forecasts;

6. Reviewed the merger agreement;

7. Reviewed the confidential memorandum, dated August 2006, prepared by Raymond James & Associates, Inc. for Digital Angel;

8. Reviewed the Digital Angel management presentation;

9. Reviewed a schedule of cost savings expected to be realized as a result of the merger, as prepared by the management of Applied Digital, which we refer to as the cost savings;

10. Reviewed the pro forma impact of the merger on Applied Digital;

11. Reviewed the historical trading price and trading volume of the Applied Digital common stock, the Digital Angel common stock and the publicly-traded securities of certain other companies that Duff & Phelps deemed relevant;

12. Compared the financial performance of Applied Digital and of Digital Angel and the prices and trading activity of the Applied Digital common stock and the Digital Angel common stock with those of certain other publicly-traded companies that Duff & Phelps deemed relevant;

13. Compared certain financial terms of the merger to financial terms, to the extent publicly available, of certain other business combination transactions that Duff & Phelps deemed relevant; and

14. Conducted certain other analyses and considered certain other factors as Duff & Phelps deemed appropriate.

In performing its analyses and rendering its opinion with respect to the merger, Duff & Phelps, with Applied Digital’s consent:

1. Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the management of Applied Digital and Digital Angel, and did not independently verify that information;

2. Assumed that any estimates, evaluations, forecasts and projections, as well as the cost savings, furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same;

3. Assumed that information supplied to Duff & Phelps and representations and warranties made in the merger agreement were substantially accurate;

4. Assumed that all of the conditions required to implement the merger would be satisfied and that the merger would be completed in accordance with the merger agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

5. Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained without any adverse effect on Applied Digital, Digital Angel or the contemplated benefits expected to be derived in the merger.

In Duff & Phelps’s analysis and in connection with the preparation of its opinion, Duff & Phelps made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the merger. To the extent that any of the foregoing assumptions or any of the facts on which its opinion was based prove to be untrue in any material respect, its opinion cannot and should not be relied upon.

Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of the solvency of Applied Digital or Digital Angel or of any specific assets or liabilities (contingent or otherwise). Duff & Phelps’s opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the creditworthiness of Applied Digital or Digital Angel or otherwise as tax advice or as accounting advice. Duff & Phelps was not requested to, and did not, provide advice concerning the structure, the specific amount or form of the consideration, or any other aspect of the merger, or to provide services other than the delivery of its opinion. Duff & Phelps was not requested to, and did not, solicit any expressions of interest from any other parties with respect to the sale of all or any part of Digital Angel or Applied Digital or any other alternative transaction. Duff & Phelps did not participate in negotiations with respect to the terms of the merger agreement or the merger and, therefore, Duff & Phelps assumed that such terms were the most beneficial terms, from Applied Digital’s perspective, that could, under the circumstances, be negotiated among the parties to the merger agreement and the merger. In addition, Duff & Phelps did not express any opinion as to the market price or value of the Applied Digital common stock or Digital Angel common stock after announcement of the merger. In rendering its opinion, Duff & Phelps relied upon the fact that the Applied Digital special committee and Applied Digital had been advised by counsel as to all legal matters with respect to the merger, including whether all procedures required by law to be taken in connection with the merger had been duly, validly and timely taken; and Duff & Phelps did not make, and assumed no responsibility to make, any representation, or render any opinion, as to any legal matter.

Duff & Phelps prepared its opinion effective as of August 8, 2007. Duff & Phelps’s opinion was necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of August 8, 2007, and Duff & Phelps disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion which may have come or been brought to the attention of Duff & Phelps after August 8, 2007. Notwithstanding and without limiting the foregoing, in the event that there was any change in any fact or matter affecting its opinion after August 8, 2007 and prior to the completion of the merger, Duff & Phelps reserved the right to change, modify or withdraw its opinion.

The basis and methodology for Duff & Phelps’s opinion have been designed specifically for the express purposes of the Applied Digital special committee and may not translate to any other purposes. Duff & Phelps’s opinion was not a recommendation as to how the Applied Digital special committee or any stockholder should vote or act with respect to any matters relating to the merger, or whether to proceed with the merger or any related transaction, nor did it indicate that the consideration paid was the best possibly attainable under any circumstances. Instead, it merely stated whether the exchange ratio in the merger was within a range suggested by certain financial analyses. The decision as to whether to proceed with the merger or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which Duff & Phelps’s opinion was based. Duff & Phelps’s opinion should not be construed as having created any fiduciary duty on the part of Duff & Phelps to any party.

Duff & Phelps’s opinion may be included in its entirety in any proxy statement distributed to stockholders of Applied Digital in connection with the merger or other document required by law or regulation to be filed with the SEC, and may be summarized or the existence of its opinion may otherwise be referenced in those documents, provided that any summary or reference language shall be subject to prior approval by Duff & Phelps. Except as described above, without Duff & Phelps’s prior consent, its opinion may not be quoted from or referred to, in whole or in part, in any written document or used for any other purpose.

Duff & Phelps had not been requested to opine as to, and its opinion did not address: (i) the fairness of any portion or aspect of the merger to the holders of any class of securities, creditors or other constituencies of Applied Digital or Digital Angel, or any other party other than those set forth in its opinion; (ii) the relative merits of the merger as compared to any alternative business strategies that might exist for Applied Digital, Digital Angel or any other party, or the effect of any other transaction in which Applied Digital, Digital Angel or any other party might engage; (iii) the fairness of any portion or aspect of the merger to any one class or group of Applied Digital’s or any other party’s security holders vis-à-vis any other class or group of Applied Digital’s or such other party’s security holders (including without limitation the allocation of any consideration amongst or within such classes or groups of security holders); or (iv) whether or not Applied Digital, Digital Angel, their respective security holders or any other party is receiving or paying reasonably equivalent value in the merger.

In preparing its opinion to the Applied Digital special committee, Duff & Phelps performed a variety of analyses, including those described below. The summary of Duff & Phelps’s valuation analyses is not a complete description of the analyses underlying Duff & Phelps’s opinion. The preparation of an opinion regarding fairness is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither an opinion regarding fairness nor its underlying analyses is readily susceptible to partial analysis or summary description. Duff & Phelps arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Duff & Phelps considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its written opinion. No company, transaction or business used in Duff & Phelps’s analyses for comparative purposes is identical to Applied Digital, Digital Angel or the merger. Duff & Phelps made judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of Applied Digital and Digital Angel, such as the impact of competition on the business of Applied Digital and on the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Applied Digital or its industry or in the markets generally. Duff & Phelps believes that mathematical analyses (such as determining average and median) are not by themselves meaningful methods of using selected company data and must be considered together with qualities, judgments and informed assumptions to arrive at sound conclusions. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Duff & Phelps did not make separate or quantifiable judgments regarding individual analyses. The implied reference range values indicated by Duff & Phelps’s analyses are illustrative and not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Applied Digital and Duff & Phelps. Much of the information used in, and accordingly the results of, Duff & Phelps’s analyses are inherently subject to substantial uncertainty.

Duff & Phelps’s opinion was provided to the Applied Digital special committee in connection with its consideration of the merger and was only one of many factors considered by it in evaluating the merger. Neither Duff & Phelps’s opinion nor its analyses were determinative of the merger consideration or of the views of the Applied Digital special committee or management of Applied Digital with respect to the merger.

The following is a summary of the material analyses prepared in connection with Duff & Phelps’s opinion rendered on August 8, 2007. The order of the analyses does not represent relative importance or weight given to those analyses by Duff & Phelps. The fact that any specific analysis has been referred to in the summary below is not meant to indicate that such analysis was given greater weight than any other analysis. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying and the assumptions, qualifications and limitations affecting each analysis, could create a misleading or incomplete view of Duff & Phelps’s analyses.

For purposes of its analyses, Duff & Phelps reviewed a number of financial and operating metrics including:

•	Enterprise Value — generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its outstanding warrants and other convertible securities), plus the value of its net debt (the value of its outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet), as of a specified date.

•	EBITDA — generally the amount of the relevant company’s earnings before interest, taxes, depreciation, and amortization for a specified time period.

Unless the context indicates otherwise, enterprise values used in the selected companies analysis described below were calculated using the closing price of Digital Angel common stock, Applied Digital common stock and the common stock of the selected companies listed below as of August 3, 2007, and the enterprise values for the target companies used in the selected transactions analysis described below were calculated as of the announcement date of the relevant transaction, based on the purchase prices to be paid in the selected transactions. Accordingly, this information does not necessarily reflect current or future market conditions. Estimates of projected EBITDA for Digital Angel were based on estimates provided by Digital Angel management. Estimates of projected EBITDA for Applied Digital were based on publicly available research estimates. Estimates of projected EBITDA for the selected companies listed below were based on publicly available research analyst estimates for the selected companies.

Digital Angel — Animal Applications Business Segment

Discounted Cash Flow Analysis.  Duff & Phelps calculated the net present value of the unlevered, after-tax cash flows of the Animal Applications business segment based on estimates provided by Digital Angel’s management. In performing this analysis, Duff & Phelps used discount rates ranging from 13.5% to 14.5%, based on the Animal Application business segment’s estimated weighted average cost of capital, and calculated a terminal value by using a commonly accepted perpetuity formula. This discounted cash flow analysis indicated an implied reference range enterprise value for the Animal Applications business segment of approximately $48.9 million to $53.3 million.

Selected Companies Analysis.  Duff & Phelps calculated multiples of enterprise value to latest twelve months, or LTM, revenue and considered certain financial data for the Animal Applications business segment and five selected companies that provide RFID-based solutions.

The selected companies were:

•	Alanco Technologies, Inc.;

•	Intermec, Inc.;

•	Sirit Inc.;

•	Socket Communications, Inc.; and

•	WJ Communications, Inc.

This selected companies analysis indicated the following:

Multiple Description	Low		High		Median

Enterprise Value as a multiple of:
LTM Revenue	1.17	x	3.31	x	1.83x

Duff & Phelps applied multiple ranges based on this selected companies analysis to corresponding financial data for the Animal Applications business segment, including estimates provided by Digital Angel’s management. This selected companies analysis indicated an implied reference range enterprise value of the Animal Applications business segment of $44.0 million to $52.0 million.

Precedent Transactions Analysis.  Duff & Phelps calculated multiples of enterprise value to LTM revenue based on the purchase prices paid in four selected publicly-announced transactions.

The selected transactions (and date of announcement) were:

Acquiror	Target	Date of Announcement

VeriChip	eXI Wireless Inc.	January 2005
WJ Communications, Inc.	Telenexus, Inc.	November 2006
Minerva Capital	Premo Corporation	April 2007
Symphony Technology Group	Aldata Solution Oyj	May 2007

This selected transactions analysis indicated the following:

Multiple Description	Low		High		Median

Enterprise Value as a multiple of
LTM revenue	1.41	x	6.23	x	1.71x

Duff & Phelps applied multiple ranges based on this selected transactions analysis to corresponding financial data for the Animal Applications business segment. This selected transactions analysis indicated an implied reference range enterprise value of the Animal Applications business segment of $44.0 million to $52.0 million.

Digital Angel — GPS and Radio Communications Business Segment

Discounted Cash Flow Analysis.  Duff & Phelps calculated the net present value of the unlevered, after-tax cash flows of the GPS and Radio Communications business segment based on estimates provided by Digital Angel’s management. In performing this analysis, Duff & Phelps used discount rates ranging from 13.5% to 14.5%, based on the GPS and Radio Communications business segment’s estimated weighted average cost of capital, and calculated a terminal value by using a commonly accepted perpetuity formula. This discounted cash flow analysis indicated an implied reference range enterprise value for the GPS and Radio Communications business segment of approximately $19.8 million to $22.9 million.

Selected Companies Analysis.  Duff & Phelps calculated multiples of enterprise value to 2008 projected EBITDA and considered certain financial data for the GPS and Radio Communications business segment and four selected companies that provide GPS-based solutions.

The selected companies were:

•	Hemisphere GPS Inc.;

•	LoJack Corporation;

•	Garmin Ltd.; and

•	Trimble Navigation Limited.

This selected companies analysis indicated the following:

Multiple Description	Low		High		Median

Enterprise Value as a multiple of:
2008E EBITDA	9.0	x	22.0	x	15.6x

Duff & Phelps applied multiple ranges based on this selected companies analysis to corresponding financial data for the GPS and Radio Communications business segment, including estimates provided by Digital Angel’s management. This selected companies analysis indicated an implied reference range enterprise value of the GPS and Radio Communications business segment of $19.0 million to $22.0 million.

Precedent Transactions Analysis.  Duff & Phelps calculated multiples of enterprise value to LTM revenue based on the purchase prices paid in four selected publicly-announced transactions.

The selected transactions (and date of announcement) were:

Acquiror	Target	Date of Announcement

Esterline Technologies Corporation	CMC Electronics Holdings Inc.	January 2007
Cobra Electronics Corporation	Performance Products Limited	October 2006
Navico Acquisition Corp.	Lowrance Electronics, Inc.	January 2006
LoJack Corporation	Boomerang Tracking Inc.	August 2004

This selected transactions analysis indicated the following:

Multiple Description	Low		High		Median

Enterprise Value as a multiple of
LTM revenue	1.38	x	2.52	x	1.80x

Duff & Phelps applied multiple ranges based on this selected transactions analysis to corresponding financial data for the GPS and Radio Communications business segment. This selected transactions analysis indicated an implied reference range enterprise value of the GPS and Radio Communications business segment of $22.0 million to $26.0 million.

Digital Angel — Sum of the Parts Analysis

Based on its analyses of the Animal Applications business segment, Duff & Phelps determined an implied reference range enterprise value of the Animal Applications business segment of $45.0 million to $52.0 million, and, based on its analyses of the GPS and Radio Communications business segment, Duff & Phelps determined an implied reference range enterprise value of the GPS and Radio Communications business segment of $20.0 million to $24.0 million. Duff & Phelps also determined the range of present value of Digital Angel’s $76.1 million of net operating loss carryforwards to be $12.9 million to $18.3 million. In addition, Duff & Phelps determined the range of present value of Digital Angel’s approximately $2.6 million in annual cost savings, as provided by the management of Digital Angel, to be $14.9 million to $16.3 million. Therefore, Duff & Phelps’s analyses indicated an implied reference range enterprise value of Digital Angel of $88.1 million to $105.5 million, or an implied equity value per share of Digital Angel common stock of between $1.98 and $2.37.

Applied Digital Selected Companies Analysis

Duff & Phelps calculated multiples of enterprise value to 2008 projected EBITDA and considered certain financial data for Applied Digital and twelve selected companies that provide RFID- or GPS-based solutions.

The selected companies were:

•	Alanco Technologies, Inc.;

•	Intermec, Inc.;

•	Sirit Inc.;

•	Socket Communications, Inc.;

•	WJ Communications, Inc.;

•	Hemisphere GPS Inc.;

•	LoJack Corporation;

•	Garmin Ltd.;

•	Trimble Navigation Limited;

•	Digital Angel;

•	VeriChip; and

•	InfoTech.

This selected companies analysis indicated the following:

Multiple Description	Low		High		Median

Enterprise Value as a multiple of:
2008E EBITDA	6.1	x	22.0	x	13.6	x
LTM Revenue	1.12	x	9.23	x	1.85	x

Other Matters

Duff & Phelps was engaged by the Applied Digital special committee pursuant to a letter agreement dated May 30, 2007 to provide an opinion to the Applied Digital special committee regarding the fairness, from a financial point of view, to the public stockholders of Applied Digital of the common stock exchange ratio in the merger. The Applied Digital special committee engaged Duff & Phelps based on its experience, having been founded in 1932, and reputation as one of the leading middle-market investment banking and independent financial advisory firms in the United States. Duff & Phelps is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, recapitalizations, and for other purposes. Pursuant to the engagement letter, Applied Digital paid Duff & Phelps a customary fee for its services, a portion of which became payable upon the execution of Duff & Phelps’s engagement letter, and the balance of which became payable upon the delivery of Duff & Phelps’s opinion, regardless of the conclusion reached therein. No portion of Duff & Phelps’s fee is contingent upon the successful completion of the merger. Applied Digital also agreed to reimburse Duff & Phelps for certain expenses and to indemnify Duff & Phelps, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of, or relating to, Duff & Phelps’s engagement. Other than this engagement, Duff & Phelps did not provide, and has not provided other, financial advisory services to Applied Digital or to Digital Angel.

Opinion of Financial Advisor to the Digital Angel Special Committee

Pursuant to a letter agreement dated July 31, 2007, the Digital Angel special committee engaged Seven Hills to render an opinion as to the fairness of the common stock exchange ratio in the proposed merger of Digital Angel and Applied Digital. Seven Hills was not engaged to, nor did it, evaluate Digital Angel’s underlying business decision to enter into the merger agreement or the merger, or to evaluate alternative transaction structures or other financial or strategic alternatives, or to solicit third-party indications of interest with regard to Digital Angel’s assets or common stock or otherwise participate in the transaction process. Seven Hills was not asked to pass upon, and expressed no opinion with respect to, any matters, including any agreements between Digital Angel and Applied Digital or its affiliates, other than the fairness, from a financial point of view, of the common stock exchange ratio proposed in the merger to the stockholders of Digital Angel common stock (other than Applied Digital and its affiliates) pursuant to the merger.

On August 8, 2007, Seven Hills delivered to the Digital Angel special committee an oral summary of its opinion (which was subsequently confirmed in writing) that, as of that date and based upon the assumptions made, matters considered and limits of review set forth in Seven Hills’ written opinion, the common stock exchange ratio proposed in the merger was fair, from a financial point of view, to stockholders of Digital Angel common stock other than Applied Digital and its affiliates.

The full text of Seven Hills’ written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Seven Hills in delivering its opinion, is attached to this joint proxy statement/prospectus as Annex C. Stockholders of Digital Angel common stock (other than Applied Digital and its affiliates) should read the opinion carefully and in its entirety. The following description of Seven Hills’ opinion is only a summary of the written opinion and is qualified in its entirety by the written opinion.

Seven Hills provided the opinion described above for the information and assistance of the Digital Angel special committee. All terms of the merger agreement, including the common stock exchange ratio, proposed in the merger, however, were determined through negotiations solely and exclusively between Digital Angel and Applied Digital, and were approved by the Digital Angel special committee.

Seven Hills directed its opinion to the Digital Angel special committee. The opinion does not constitute a recommendation as to how any holder of shares of Digital Angel common stock should vote with respect to the merger or any other matter. The opinion addresses only the fairness, from a financial point of view, of the common stock exchange ratio proposed in the merger to stockholders of Digital Angel common stock other than Applied Digital and its affiliates. It does not address the underlying decision by Digital Angel to engage in the merger.

In reading the discussion of the opinion set forth below, you should be aware that Seven Hills’ opinion was provided to the Digital Angel special committee in connection with, and for the purposes of, its evaluation of the merger; does not constitute a recommendation to stockholders of Digital Angel common stock or any other person as to how to vote or act on any matter relating to the merger agreement or the merger; and does not constitute a recommendation to Digital Angel’s board of directors or the Digital Angel special committee in connection with the merger.

In connection with its opinion, Seven Hills reviewed and considered, among other things:

•	a draft of the merger agreement dated August 7, 2007;

•	certain publicly available financial and other information for Digital Angel and Applied Digital, including Annual Reports on Form 10-K for the fiscal year ended December 31, 2006 and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2007, and certain other relevant financial and operating data furnished to Seven Hills by the management of Digital Angel;

•	certain financial analyses, financial forecasts, reports and other information concerning Digital Angel, prepared and furnished to Seven Hills by the management of Digital Angel;

•	certain financial forecasts and other information concerning Applied Digital, furnished to Seven Hills by the management of Digital Angel;

•	due diligence discussions conducted by Seven Hills with certain members of the management of Digital Angel concerning the historical and current business operations and strategy, financial conditions and prospects of Digital Angel and such other matters that Seven Hills deemed relevant;

•	certain operating results, the reported closing price and trading histories of the shares of Digital Angel’s common stock and Applied Digital’s common stock, and operating results, the reported price and trading histories of certain publicly-traded companies that Seven Hills deemed relevant;

•	certain financial terms of the merger as compared to the financial terms of certain selected business combinations that Seven Hills deemed relevant; and

•	such other information, financial studies, analyses, investigations, and other factors that Seven Hills deemed relevant for the purposes of its opinion.

In conducting its review and arriving at its opinion, Seven Hills relied, with Digital Angel’s consent, and without independent investigation, upon the accuracy and completeness of all financial and other information provided to Seven Hills by Digital Angel or Digital Angel’s advisors, including, without limitation, the representations and warranties contained in the merger agreement, or that was publicly available. Seven Hills did not assume any responsibility for the accuracy or completeness, or independently verify, such information. The analyses of Seven Hills were based on, among other things, the financial projections of Digital Angel prepared by the management of Digital Angel and the financial projections of Applied Digital prepared by the management of Applied Digital. With respect to the financial projections, which were furnished to Seven Hills, discussed with Seven Hills or reviewed for Seven Hills by the management of Digital Angel, Seven Hills assumed such financial projections were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Digital Angel or Applied Digital, as the case may be, as to the future competitive, operating and regulatory environments and related financial performance of Digital Angel or Applied Digital, as the case may be, and such projections and the assumptions derived therefrom provided a reasonable basis for Seven Hills’ opinion. Seven Hills expressed no view as to such financial projections, or the assumptions on which they were based.

In addition, Seven Hills did not conduct, nor did Seven Hills assume any obligation to conduct, any physical inspection of the properties or facilities of Digital Angel or Applied Digital. Seven Hills assumed that, in the course of obtaining the necessary regulatory and third party approvals, consents and releases for the merger, no modification, delay, restriction or condition would be imposed that would have a material adverse effect on the merger and that the merger would be consummated in accordance with applicable laws and regulations and the terms of the merger agreement, without delay, waiver, amendment or modification of any material term, condition or agreement. Considering any portion of such analyses or the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusions expressed in the opinion.

Seven Hills was not asked to pass upon, and expressed no opinion with respect to, any matters, including any agreements between Digital Angel and Applied Digital or any of their respective affiliates, other than the fairness, from a financial point of view, of the common stock exchange ratio proposed in the merger to stockholders of Digital Angel common stock other than Applied Digital and its affiliates.

Seven Hills did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of Digital Angel, nor was Seven Hills furnished with such materials. Seven Hills assumed, with Digital Angel’s consent, that there were no legal issues with regard to Digital Angel or Applied Digital that would have affected Seven Hills’ opinion, and Seven Hills relied on this assumption without undertaking any independent investigation or inquiry. Seven Hills’ opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by Seven Hills on the date the opinion was delivered to the Digital Angel special committee. It should be understood that, although subsequent developments may affect its opinion, Seven Hills does not have any obligation to update, revise or reaffirm its opinion, and Seven Hills expressly disclaims any responsibility to do so. Seven Hills’ opinion did not address the relative merits of the merger as compared to other business strategies that might be available to Digital Angel, nor did it address the underlying business decision of Digital Angel to proceed with the merger. Seven Hills expressed no view as to the federal, state or local tax consequences of the merger.

For purposes of rendering its opinion, Seven Hills assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the merger agreement, and that all conditions to the consummation of the merger will be satisfied without waiver thereof. Seven Hills assumed that the final form of the merger agreement would not vary materially from the final draft furnished to it for review and that the merger will be consummated substantially in accordance with the terms described in such draft, without any amendment or waiver of material terms or conditions. Seven Hills also assumed that all governmental, regulatory and other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Digital Angel, on Applied Digital, or on the contemplated benefits of the merger.

In receiving Seven Hills’ oral summary of its opinion on August 8, 2007, the Digital Angel special committee was aware of, and consented to, the assumptions and other matters discussed above.

The following represents a brief summary of the material financial analyses employed by Seven Hills in connection with providing its opinion to the Digital Angel special committee. The following summary does not purport to be a complete description of the financial analyses performed by Seven Hills, nor does the order of analyses described represent relative importance or weight given to those analyses. Some of the summaries of financial analyses performed by Seven Hills include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses and should be read in conjunction with the accompanying text. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Seven Hills.

Historical Exchange Ratio Analysis.  Seven Hills reviewed the historical exchange ratios between Digital Angel common stock and Applied Digital common stock. The exchange ratios used in this analysis were determined by dividing the closing price per share of Digital Angel common stock by the closing price per share of Applied Digital common stock on each day during the one-month period ended August 7, 2007, on each day during the three-month period ended August 7, 2007, and on each day during the year-to-date period ended August 7, 2007. Seven Hills graphically examined the historical exchange ratios over the various periods and compared the historical exchange ratios over the various periods to the common stock exchange ratio proposed in the merger.

Comparable Public Company Analysis.  Based on public information, Seven Hills compared selected financial information, financial ratios and public market enterprise value multiples for Digital Angel to the corresponding data for the following five publicly-traded identification products and components companies:

Identification Products and Components Companies

•	WJ Communications, Inc.

•	Sirit, Inc.

•	Micronetics, Inc.

•	Endwave Corporation

•	Merrimac Industries, Inc.

Seven Hills chose these companies because they were publicly-traded companies that, for purposes of the analysis, Seven Hills considered reasonably comparable to Digital Angel. The selected public companies may significantly differ from Digital Angel based on, among other things, levels of profitability, rates of revenue growth, the size of the companies, the geographic coverage of the companies’ operations and the particular business segments in which the companies focus.

Seven Hills reviewed, among other information, multiples of enterprise value, which we refer to as EV, and share price values for the comparable companies implied by those comparable companies’ share prices as of August 7, 2007:

•	last twelve months revenue, referred to as EV/LTM revenue; and

•	calendar year 2007 revenue, referred to as EV/CY07 revenue.

Seven Hills applied a range of EV multiples derived from this analysis to Digital Angel’s LTM revenue and CY07 revenue to generate an enterprise value range for Digital Angel, from which Seven Hills then derived a range of implied equity values per share for Digital Angel common stock.

	Range of		Implied Equity	Equity Value
	Multiples		Value	per Share
(Dollars in millions)

EV/LTM Revenue	0.80x-1.50	x	$38.9-$83.7	$0.87-$1.86
EV/CY07 Revenue	0.80x-1.25	x	$48.3-$82.4	$1.08-$1.84

Premiums Paid Analysis for Minority Squeeze-Outs.  Based on public information, Seven Hills calculated the implied exchange ratio based on premiums to closing stock prices paid in minority squeeze-out transactions in the United States since 2003 where the acquiror owned greater than 50% of the target company before the transaction, which we refer to as a “minority squeeze-out”. Seven Hills reviewed the consideration paid in the following 18 transactions announced since January 1, 2003.

Acquiror	Target

Samson Investment Company	PYR Energy Corporation
ROG Acquisition, Inc.	Refac Optical Group
The Toronto-Dominion Bank	TD Banknorth, Inc.
The Nielsen Company	NetRatings, Inc.
Erie Acquisition, Inc.	Erie Family Life Insurance Company
Vector Group Limited	New Valley Corporation
New Harvest, Inc.	Northland Cranberries, Inc.
Wachovia Corporation	WFS Financial, Inc.
IYG Holding Company	7-Eleven, Inc.
The Absolut Spirits Company, Inc.	Cruzan International, Inc.
Santos Limited	Tipperary Corporation
Leucadia National Corporation	MK Resources Company
Vishay Intertechnology, Inc.	Siliconix, Inc.
News Corporation	Fox Entertainment Group, Inc.
Cox Enterprises, Inc.	Cox Communications, Inc.
O. Victor Edelbrock, Jr., President and CEO	Edelbrock Corporation
Hako-Werke International GmbH	Minuteman International, Inc.
IMC Global, Inc. (nka Mosaic Global Holdings, Inc.)	Phosphate Resource Partners Limited Partnership

Seven Hills calculated the premium per share paid by the acquiror compared to the average closing share price of the target company over the last (i) one trading day, (ii) five trading days and (iii) 20 trading days prior to the announcement of the transaction. Seven Hills applied a range of premiums derived from the analysis to the closing price of Digital Angel common stock on August 7, 2007. Seven Hills then generated a range of implied exchange ratios based on the Applied Digital common stock closing price of $1.16 as of August 7, 2007. Based on its analysis, Seven Hills determined a range of implied exchange ratios of 1.20 to 1.43 shares of Applied Digital common stock for each share of Digital Angel common stock.

Precedent Acquisitions Analysis.  Based on public information, Seven Hills calculated the implied exchange ratio based on multiples of enterprise value to LTM revenues in the five identification products, asset tracking and location-based services transactions identified below that have been announced since January 1, 2002 and include targets with less than $150 million in LTM revenues.

Acquiror	Target

Digital Angel	McMurdo Limited
Dmartek Limited	Pro Tech Monitoring, Inc.
L-1 Identity Solutions, Inc.	ComnetiX, Inc.
Cobra Electronics Corporation	Performance Products Limited
Simrad Yachting AS	Lowrance Electronics, Inc.

Seven Hills applied a range of multiples derived from this analysis to Digital Angel’s LTM revenues to generate an enterprise value range for Digital Angel, from which Seven Hills then derived a range of implied equity values per share of Digital Angel common stock. Seven Hills then generated a range of implied exchange ratios based on the Applied Digital common stock closing price of $1.16 as of August 7, 2007. Based on its analysis, Seven Hills determined a range of implied exchange ratios of 0.38 to 1.61 shares of Applied Digital common stock for each share of Digital Angel common stock.

Discounted Cash Flow Analysis.  Based on information provided by the management of Digital Angel, Seven Hills calculated the implied exchange ratio based upon the present value of Digital Angel’s after-tax discounted cash flows, from financial forecasts for the fiscal years ended December 31, 2008 through

December 31, 2011, and the terminal value of Digital Angel at December 31, 2011, based upon multiples of EBITDA. After-tax cash flow was calculated by subtracting from projected EBITDA, projected taxes, capital expenditures, changes in working capital, and adding changes in other assets and liabilities. In performing this analysis, Seven Hills utilized discount rates ranging from 20.0% to 24.0%, based on the estimated weighted average cost of capital of comparable identification products and components companies (as listed above). Seven Hills utilized terminal multiples of enterprise value to estimated 2011 EBITDA ranging from 7.0 times to 11.0 times.

Based on the enterprise value range from the analysis, Seven Hills derived a range of implied equity values per share for Digital Angel. Seven Hills then generated a range of implied exchange ratios based on the Applied Digital common stock closing price of $1.16 as of August 7, 2007. Based on its analysis, Seven Hills determined a range of implied exchange ratios of 1.23 to 2.08 shares of Applied Digital common stock for each share of Digital Angel common stock.

Consideration Sum-of-Parts Analysis.  Based on public information and information provided by the management of Digital Angel, Seven Hills compared Applied Digital’s common stock price of $1.16 as of August 7, 2007 to the implied equity value per share of Applied Digital common stock based on a sum-of-parts analysis. Seven Hills utilized a sum-of-parts analysis to account for Applied Digital’s ownership of 54.7% of Digital Angel’s fully-diluted shares outstanding (treasury method), its ownership of 51.7% of VeriChip’s fully-diluted shares outstanding (treasury method), and its three wholly-owned subsidiary companies. Seven Hills did not value the holdings of InfoTech, a publicly-held company, as the value of these holdings was not material to the value of the consideration. Seven Hills calculated the implied equity value per share of Applied Digital common stock based on the analyses explained below.

Seven Hills calculated the implied equity value per share of Digital Angel common stock and VeriChip common stock based on multiples of enterprise value to LTM revenues and CY07 revenues of comparable public companies with LTM revenues less than $150 million.

Seven Hills also calculated the implied equity value per share of each of Applied Digital’s three wholly-owned subsidiaries based upon the discounted present value of each wholly-owned subsidiary’s after-tax cash flows, from financial forecasts for the fiscal years ended December 31, 2008 through December 31, 2011, and the terminal value of each wholly-owned subsidiary at December 31, 2011, based upon a perpetuity growth rate applied to after-tax free cash flow. After-tax cash flow for each wholly-owned subsidiary was calculated by subtracting from projected EBITDA, the subsidiaries’ projected taxes, capital expenditures, and changes in working capital of the subsidiaries. In performing this analysis, Seven Hills utilized discount rates ranging from 35.0% to 45.0%. Seven Hills applied a perpetuity growth rate to estimated 2011 free cash flow of 2.0%.

Seven Hills applied Applied Digital’s percentage ownership in each subsidiary to the implied equity value of each subsidiary to generate a range of implied equity values per share for Applied Digital.

	Implied Equity	Equity Value
	Value	per Share
(Dollars in millions)

EV/LTM Revenue	$77.3 - $130.5	$1.14 - $1.93
EV/CY07 Revenue	$85.2 - $122.9	$1.26 - $1.82

Other Considerations

The merger and acquisition transaction environment varies over time because of macroeconomic factors, such as interest rate and equity market fluctuations, and microeconomic factors, such as industry results and growth expectations. No company or transaction reviewed was identical to the proposed transaction and, accordingly, the foregoing analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would affect the acquisition values in comparable transactions, including the size and demographic and economic characteristics of the markets of each company and the competitive environment in which it operates.

The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analysis or the summary set forth above, without considering the analysis as a whole, could create an incomplete view of the processes underlying the opinion of Seven Hills. In arriving at its fairness determination, Seven Hills considered the results of all these constituent analyses and did not attribute any particular weight to any particular factor or analysis considered by it; rather, Seven Hills made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all such analyses. Certain of Seven Hills’ analyses are based upon forecasts of future results and are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. The foregoing summary does not purport to be a complete description of the analyses performed by Seven Hills. Additionally, analyses relating to the value of businesses or securities are not appraisals. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

In performing its analyses, Seven Hills made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Digital Angel or Applied Digital. The analyses performed by Seven Hills are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by Seven Hills with respect to the fairness, from a financial point of view, of the common stock exchange ratio proposed in the merger to stockholders of Digital Angel common stock, other than Applied Digital and its affiliates. Seven Hills’ opinion is necessarily based on economic, market and other conditions in effect on, and the information made available to Seven Hills as of, the date of the opinion, and, although subsequent developments may affect Seven Hills’ opinion, Seven Hills does not have any obligation to update, revise, or reaffirm its opinion.

As described above, Seven Hills’ opinion to the Digital Angel special committee was among many factors taken into consideration by the Digital Angel special committee in making its determination to approve the merger agreement. The decision to recommend to Digital Angel’s board of directors the approval of the terms of the merger agreement, including the common stock exchange ratio proposed in the merger, was solely that of the Digital Angel special committee. The opinion of Seven Hills was provided to the Digital Angel special committee in connection with, and for the purpose of, its evaluation of the merger and does not constitute a recommendation to any person, including the stockholders of Digital Angel common stock, as to how such person should vote or act on any matter related to the merger agreement or the merger.

Digital Angel agreed to pay Seven Hills a customary fee, a portion of which was paid upon signing of the engagement letter and the remainder upon Seven Hills advising the Digital Angel special committee that it had substantially completed its analysis. No portion of Seven Hills’ fee or expense reimbursement was contingent upon the successful completion of the merger, any other related transaction, or the conclusions reached in the Seven Hills’ opinion. No limitations were imposed by the Digital Angel special committee on Seven Hills with respect to the investigations made or procedures followed by it in rendering its opinion. Further, Digital Angel has agreed to reimburse Seven Hills for its out-of-pocket expenses and to indemnify Seven Hills, its affiliates, and its respective partners, directors, officers, agents, consultants, employees and controlling persons against specific liabilities, including liabilities under the federal securities laws.

Interests of Certain Persons in the Merger

In considering the recommendations of Applied Digital’s and Digital Angel’s respective boards of directors, you should be aware that certain directors and officers of Applied Digital and Digital Angel may have interests in the merger that may be different from, or in addition to, your interests as a stockholder generally and may create potential and actual conflicts of interest. The boards of directors of each of Applied Digital and Digital Angel were aware of these interests and considered them when they approved and adopted the merger agreement and the merger.

The interests of the directors and executive officers include, among others:

•	several of Applied Digital’s former directors and executive officers serve as directors and officers of Digital Angel, including:

•	Mr. Silverman, who served as the chairman of Applied Digital’s board of directors from March 2003 to July 2007, as Applied Digital’s chief executive officer from March 2003 to December 2006 and as Applied Digital’s acting president from April 2005 to December 2006, currently serves as the chairman of the board of directors of Digital Angel;

•	Mr. Zarriello, who resigned as an Applied Digital director effective July 12, 2006, continues to serve as a director of Digital Angel; and

•	Lorraine M. Breece serves as acting chief financial officer for both Applied Digital and Digital Angel.

•	the appointment of four individuals designated by Applied Digital and the appointment of three individuals designated by Digital Angel to serve on the board of directors of Applied Digital upon completion of the merger;

•	significant cash or stock payment that may be payable to Mr. Krawitz, Applied Digital’s chief executive officer and president, if his employment is terminated following the merger. See Applied Digital’s proposal 4;

•	the employment of certain officers of Digital Angel by Applied Digital upon completion of the merger;

•	the potential receipt of severance payments, payable to certain Digital Angel officers, if such persons were to be terminated following the merger. See “Management of Digital Angel — Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Employment Agreements”;

•	the acceleration of the vesting of certain Digital Angel equity awards, including certain Digital Angel equity awards held by current or former directors and executive officers of Applied Digital, in connection with the completion of the merger or upon certain terminations of employment following the merger. The following chart sets forth, as of September 28, 2007, the number of unvested stock options, shares of restricted Digital Angel common stock, and unvested Digital Angel restricted stock units held by Digital Angel’s current chief executive officer and chief financial officer, named executive officers, other executive officers as a group, and non-employee directors as a group.

		Unvested Restricted	Unvested
Name and Principal Position	Restricted Stock	Stock Units	Stock Options

Barry Edelstein, Interim President and Chief Executive Officer, Director	0	0	280,000
Lorraine Breece, Acting Chief Financial Officer, Treasurer and Vice President	0	0	103,333
Kevin McGrath, Former President and Chief Executive Officer	0	0	1,000,000
James P. Santelli, Former Chief Financial Officer, Senior Vice President, Finance, Treasurer, and Assistant Secretary	0	0	0
David Cairnie, Managing Director, Signature Industries Limited	0	0	60,000
Lasse Nordfjeld, President, Animal Applications Group	0	0	60,000
Other executive officers as a group (1 individual)	0	0	80,000
Non-employee directors as a group (4 individuals)	100,000	25,000	900,000

•	the payment of $12,000 to each member of the Digital Angel special committee and an additional $12,000 fee to the chairman of the Digital Angel special committee for serving on the Digital Angel special committee;

•	the payment of $14,000 to each member of the Applied Digital special committee and an additional $10,000 fee to the chairman of the Applied Digital special committee for serving on the Applied Digital special committee;

•	the continued indemnification of, and provision for directors’ and officers’ liability insurance coverage to, current directors and officers of Digital Angel following the merger; and

•	the ownership of Digital Angel stock and options by officers and directors of Applied Digital.

Completion and Effectiveness of the Merger

The merger will be completed when all of the conditions to completion of the merger are satisfied or waived, including the approval and adoption of the merger agreement by the holders of a majority of the outstanding shares of Digital Angel common stock entitled to vote at the special and annual meeting, as well as the holders of a majority of the outstanding shares of Digital Angel common stock not held by Applied Digital or its affiliates. The merger will become effective upon the filing of a certificate of merger in the office of the Secretary of State of the State of Delaware.

Board of Directors of Applied Digital Following the Merger

Immediately following the effective time of the merger, Applied Digital’s board of directors shall consist of four individuals designated by Applied Digital and three individuals designated by Digital Angel. At the effective time of the merger, Scott R. Silverman, the current chairman of the board of directors of Digital Angel, intends to resign from the board of directors of Digital Angel. Michael E. Krawitz will remain on the Applied Digital board of directors.

Treatment of Digital Angel Common Stock

Upon completion of the merger, each share of Digital Angel common stock then outstanding, other than shares owned by Applied Digital or its affiliates, will be canceled and automatically converted into the right to receive 1.4 shares of Applied Digital common stock. This amount represents a premium for Digital Angel’s common stock of approximately 21% over the average closing price of Applied Digital and Digital Angel’s stock as of the previous twenty trading days ending on August 7, 2007. For purposes of illustration only, if the merger had been consummated on August 8, 2007, the last trading day prior to announcement of the merger, each share of Digital Angel common stock, which had a closing price of $1.40 per share, would have been exchanged for 1.4 shares of Applied Digital common stock with a value of $1.54 (based on Applied Digital’s common stock closing price of $1.10 per share on that same date). By comparison, if the merger had been consummated on October 3, 2007, the latest practicable date before the printing of this joint proxy statement/prospectus, each share of Digital Angel common stock, which had a closing price of $1.44 per share, would have been exchanged for 1.4 shares of Applied Digital common stock with a value of $1.47 (based on the closing price of Applied Digital’s common stock of $1.05 per share on that same date). Applied Digital and Digital Angel estimate that Applied Digital will issue approximately 28,524,641 shares of Applied Digital common stock in the merger, based on the number of shares of Digital Angel common stock outstanding on September 28, 2007, and will reserve an additional approximately 18,194,700 shares of Applied Digital common stock for issuance in connection with Applied Digital’s assumption of Digital Angel’s outstanding options, warrants and restricted stock.

The total number of shares of Applied Digital common stock issuable as merger consideration is subject to adjustment if, after the date of the merger agreement, but prior to the effective time of the merger, the shares of issued and outstanding Applied Digital common stock increases, decreases or changes into or is exchanged for a different kind of number of securities, to provide the holders of Digital Angel common stock the same economic effect as contemplated by the merger agreement prior to such event.

Exchange of Digital Angel Common Stock for Applied Digital Common Stock

As soon as reasonably practicable after the effective time of the merger, Applied Digital will cause the exchange agent to mail to the holders of record of Digital Angel common stock a letter of transmittal and instructions on how to surrender Digital Angel stock certificates or book entry shares in exchange for Applied Digital common stock certificates or book entry shares. Upon surrendering their Digital Angel common stock, the letter of transmittal and any other documents required by the exchange agent, the holders of Digital Angel stock certificates or book entry shares will be entitled to receive a certificate representing that number of whole shares of Applied Digital common stock which that holder has the right to receive. Any fractional share of Digital Angel common stock shall be rounded up to the nearest whole share of Digital Angel common stock.

Accounting Treatment

Applied Digital intends to account for the merger using the purchase method of accounting for business combinations, with Applied Digital being considered the acquiror of Digital Angel, in conformity with accounting principles generally accepted in the United States of America. This means that Applied Digital will allocate 44% of the purchase price to the fair value of assets, including identifiable intangible assets acquired and liabilities assumed from Digital Angel at the effective time of the merger, with the excess purchase price, if any, being recorded as goodwill. Under the purchase method of accounting, goodwill is not amortized but is tested for impairment at the time of the acquisition and at least annually thereafter.

Governmental and Regulatory Matters

Neither Applied Digital nor Digital Angel is aware of any material governmental or regulatory approval required for completion of the merger, other than the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, compliance with applicable corporate law of Delaware, and compliance with applicable state “blue sky” laws.

Material United States Federal Income Tax Consequences

The merger generally is intended to qualify as a tax-free transaction, and it is a condition to the merger that Applied Digital and Digital Angel each receive a legal opinion from Holland & Knight LLP to the effect that the merger will constitute a reorganization within the meaning of 368(a) of the Internal Revenue Code. Assuming the merger qualifies as a reorganization, Digital Angel stockholders who realize a loss as a result of the merger will not be allowed to recognize such loss for U.S. federal income tax purposes, and Digital Angel stockholders who realize a gain as a result of the exchange of Digital Angel common stock for shares of Applied Digital common stock will not be required to recognize such gain for U.S. federal income tax purposes.

Tax matters are very complicated, and the tax consequences of the merger to you will depend on the facts of your own situation. You should consult your tax advisor for a full understanding of the tax consequences of the merger to you.

This summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents included elsewhere in this joint proxy statement/prospectus for a more complete understanding of the merger. In particular, you should read the documents attached to this joint proxy statement/prospectus, including the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A.

Appraisal Rights

In accordance with Section 262 of the DGCL, no appraisal rights will be available to holders of shares of the Digital Angel or Applied Digital common stock.

Listing of Applied Digital Common Stock to be Issued in the Merger

Applied Digital has agreed to cause the shares of Applied Digital common stock issued in the merger to be approved for listing on the Nasdaq Capital Market, subject to official notice of issuance.

Cessation of Trading and Deregistration of Digital Angel’s Common Stock

If the merger is consummated, the Digital Angel common stock will cease to be traded on the AMEX and will be deregistered under the Exchange Act.

Restriction on Resales of Applied Digital Common Stock by Affiliates

The Applied Digital common stock to be issued in the merger will be registered under the Securities Act. These shares may be traded freely and without restriction by those stockholders not deemed to be “affiliates” of Digital Angel as that term is defined under the Securities Act. An affiliate of a corporation, as defined by the rules promulgated under the Securities Act, is a person who directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, that corporation. Any transfer by an affiliate of Digital Angel must be one permitted by the resale provisions of Rule 145 promulgated under the Securities Act. If a Digital Angel affiliate becomes an affiliate of Applied Digital, any transfer must be permitted by the resale provisions of Rule 144 promulgated under the Securities Act or otherwise permitted under the Securities Act. These restrictions are expected to apply to the executive officers, directors and significant stockholders of Digital Angel. Affiliates of Digital Angel have agreed to comply with these restrictions.

Operations Following the Merger

As of September 28, 2007, Applied Digital owned approximately 55.6% of Digital Angel’s outstanding shares of common stock. As a result of the merger, Digital Angel will become a wholly-owned subsidiary of Applied Digital. After completion of the merger, Digital Angel will continue its operations as a wholly-owned subsidiary of Applied Digital under the name “Digital Angel Corporation.” The stockholders of Digital Angel will become stockholders of Applied Digital, and their rights as stockholders will be governed by Applied Digital’s existing certificate of incorporation, Applied Digital’s existing amended and restated bylaws and the laws of the State of Delaware. See “Comparison of the Rights of Stockholders of Applied Digital and Digital Angel.”

Restated Certificate of Incorporation and Bylaws of Digital Angel

Upon completion of the merger, the restated certificate of incorporation of Digital Angel as in effect immediately prior to the effective time of the merger will be the certificate of incorporation of the surviving corporation, once it is merged with Digital Angel Acquisition Corp., a wholly-owned subsidiary of Applied Digital. Additionally, the bylaws of Digital Angel shall be amended and restated, upon completion of the merger, to be identical to the bylaws of Digital Angel Acquisition Corp., as in effect immediately prior to the effective time of the merger.

THE MERGER AGREEMENT

The following is a brief summary of the material provisions of the merger agreement, a copy of which is attached as Annex A, which agreement is hereby incorporated by reference into this joint proxy statement/prospectus. Stockholders of Applied Digital and Digital Angel are urged to read the merger agreement in its entirety for a more complete description of the merger. In the event of any discrepancy between the terms of the merger agreement and the following summary, the merger agreement will control.

The Merger

Following the approval of the merger proposal by the stockholders of Digital Angel, the approval of the charter amendment proposal and the issuance proposal by the stockholders of Applied Digital, and the satisfaction or waiver of the other conditions to the merger set forth in the merger agreement, Digital Angel Acquisition Corp., a wholly-owned subsidiary of Applied Digital, will merge with and into Digital Angel, with Digital Angel continuing as the surviving corporation under the name “Digital Angel Corporation” and as a wholly-owned subsidiary of Applied Digital.

The parties will cause the merger to become effective by filing a certificate of merger with the Secretary of State of the State of Delaware. The parties anticipate that the closing of the merger will occur during Applied Digital’s and Digital Angel’s quarter ending December 31, 2007. In this summary, the time when the merger becomes effective is referred to as the effective time of the merger.

At the effective time of the merger, the directors and officers of Digital Angel immediately prior to the effective time of the merger will remain the directors of the company surviving the merger.

Exchange of Shares

Upon completion of the merger, each share of Digital Angel common stock then outstanding at the effective time, which is not owned or controlled by Digital Angel, Applied Digital or any subsidiary of Applied Digital, will be converted into the right to receive 1.4 shares of Applied Digital common stock. Each share of Digital Angel common stock and right to acquire Digital Angel common stock that is owned or controlled by Digital Angel, Applied Digital or any subsidiary of Applied Digital will automatically be canceled, retired and cease to exist without payment of any consideration.

The total number of shares of Applied Digital common stock issuable as merger consideration is subject to adjustment should Applied Digital effect certain changes to its capitalization prior to the effective time of the merger. Under such circumstances, appropriate adjustments will be made to provide the holders of Digital Angel common stock the same economic effect as contemplated by the merger agreement prior to such event. In addition, any applicable withholding taxes may be deducted from the merger consideration.

Digital Angel’s Stock Options and Other Awards

At the effective time, each Digital Angel stock option and warrant existing on the effective date will be assumed by Applied Digital. Each holder of Digital Angel stock options or warrants will thereafter have the right to purchase that number of shares of Applied Digital common stock determined by multiplying the number of shares of Digital Angel common stock subject to such Digital Angel stock option or warrant at the effective time by the common stock exchange ratio. The exercise price per share of Applied Digital common stock, which will apply to such converted Digital Angel stock options and warrants, will be equal to the exercise price per share of the corresponding Digital Angel stock options and warrants immediately prior to the effective time of the merger, divided by the common stock exchange ratio, and rounded up to the nearest whole cent. If the foregoing calculation results in a converted Digital Angel stock option or warrant being exercisable for a fraction of a share of Applied Digital common stock, then the number of shares of Applied Digital common stock subject to such option or warrant will be rounded up to the nearest whole number of shares. The terms and conditions of each converted Digital Angel stock option or warrant will otherwise remain as set forth in the original Digital Angel stock option agreement or warrant.

At the effective time, each then-outstanding right to receive a share of Digital Angel restricted stock will be assumed by Applied Digital. Each holder of a right to receive Digital Angel restricted stock will thereafter have the right to receive that number of shares of Applied Digital restricted stock determined by multiplying the number of shares of Digital Angel restricted stock that a holder has the right to receive by the common stock exchange ratio. The terms and restrictions applicable to each converted right to receive Digital Angel restricted stock will otherwise remain as set forth in the original Digital Angel restricted share agreement.

Procedures for Exchanging Stock Certificates

At or prior to the effective time of the merger, Applied Digital shall deposit with the exchange agent certificates or evidence of shares in book-entry form, representing shares of Applied Digital common stock in such denominations as necessary for the exchange of shares of Digital Angel common stock pursuant to the merger agreement.

As soon as reasonably practicable after the effective time of the merger, the exchange agent shall mail to all record holders of Digital Angel common stock (1) a letter of transmittal and (2) instructions on how to use the letter of transmittal to surrender the holder’s shares of Digital Angel common stock in exchange for the number of shares of Applied Digital common stock to which the holder is entitled as merger consideration. You should not forward your stock certificates to the exchange agent without a letter of transmittal, and you should not return your stock certificates with the enclosed proxy.

Upon surrendering their Digital Angel common stock, the completed and executed letter of transmittal and any other documents reasonably required by the exchange agent, the holders of Digital Angel common stock will be entitled to receive a stock certificate or book-entry shares representing that number of whole shares of Applied Digital common stock that such holder has the right to receive, as well as any dividends or other distributions to which the holder is entitled. After the effective time of the merger and until properly surrendered to the exchange agent, outstanding Digital Angel stock certificates and book-entry shares will represent only the right to receive, upon surrender, that number of whole shares of Applied Digital common stock issuable as merger consideration, subject to any required withholding taxes.

Distributions with Respect to Unexchanged Shares

Digital Angel stockholders are not entitled to receive any dividends or other distributions on the Applied Digital common stock that is issuable as merger consideration with respect to their shares of Digital Angel stock until the merger is completed and they have properly surrendered their Digital Angel stock certificates or book-entry shares to the exchange agent. Upon such surrender, these stockholders will be entitled to receive a certificate or book entry representing shares of Applied Digital common stock that were issued to the holder as merger consideration, as well as, where the record date occurs on or after the effective time of the merger, the payment date occurs on or prior to the date of surrender, and such dividend or distribution was not previously paid, any dividends or other distributions, without interest, payable with respect to such shares. However, where the record date occurs on or after the effective time of the merger, but the payment date is subsequent to surrender, these stockholders will receive any dividends or other distributions due them, without interest, at the appropriate payment date.

No Fractional Shares

No fractional share of Applied Digital common stock will be issued upon the surrender of certificates or book-entry shares formerly representing Digital Angel common stock or otherwise in the merger. Instead, any fractional share of Applied Digital common stock issuable as merger consideration shall be rounded up to the nearest whole share of Applied Digital common stock; provided that, prior to rounding, all shares of Digital Angel common stock held by a holder shall be aggregated, after giving effect to the exercise of any Digital Angel stock options or warrants to be exercised by such holder in connection with the closing of the merger.

Representations and Warranties

Applied Digital, Digital Angel and Digital Angel Acquisition Corp. each made representations and warranties in the merger agreement to each other regarding facts pertinent to the merger. With respect to Applied Digital, “subsidiaries” refers to Computer Equity Corporation, Government Telecommunications, Inc., Pacific Decision Sciences Corporation, Perimeter Acquisition Corp. and Thermo Life (and, under certain circumstances, VeriChip and InfoTech). With respect to Digital Angel, “subsidiaries” refers to Digital Angel Holdings, LLC, Digital Angel Technology Corporation, Digital Angel International, Inc., Signature Industries Limited, DSD Holding A/S, Fearing Manufacturing Co., Inc. and Timely Technology Corporation. These representations and warranties are further described below.

The assertions embodied in those representations and warranties were made solely for purposes of the merger agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms. Moreover, some of those representations and warranties may not be accurate or complete as of any particular date, because they are subject to a contractual standard of materiality or material adverse effect different than that generally applicable to public disclosures to stockholders, or may have been used for the purposes of allocating risk between the parties to the merger agreement rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the merger agreement as statements of factual information.

Applied Digital, Digital Angel and Digital Angel Acquisition Corp. each made representations and warranties relating to, among other things:

•	corporate organization, good standing and qualification to do business of itself and its subsidiaries;

•	corporate power and authority to enter into and perform its obligations under, and enforceability of, the merger agreement;

•	required regulatory consents, approvals, orders and filings;

•	the absence of conflicts with, or defaults under, organizational documents, other contracts and applicable laws and judgments;

•	capital structure of itself and its subsidiaries;

•	the accuracy and truthfulness of all required filings with the SEC;

•	the fair presentation of the consolidated financial condition, results of operations, cash flows and stockholders’ equity of itself and its subsidiaries within the financial statements included in, or incorporated by reference into, all required filings with the SEC;

•	certain changes in its businesses and that of its subsidiaries since December 31, 2006;

•	material contracts;

•	compliance with applicable laws;

•	real and personal property;

•	tax matters;

•	litigation;

•	compliance with the Employee Retirement Income Security Act of 1974, as amended, and other employee benefit matters;

•	environmental matters;

•	intellectual property matters;

•	insurance matters;

•	finder’s fees; and

•	information supplied for inclusion in this joint proxy statement/prospectus.

Conduct of Business Pending the Merger

Each of Applied Digital, Digital Angel and Digital Angel Acquisition Corp. has agreed that, between the date of the merger agreement and the effective time of the merger (or the date the merger agreement is terminated), without the other party’s prior written consent, it will not, and it will cause each of its subsidiaries not to:

•	conduct its businesses and the business of its subsidiaries other than in the ordinary and usual course and consistent with past practices;

•	fail to use reasonable best efforts to preserve intact any of their business organizations and assets;

•	authorize for issuance, issue, grant, sell, deliver, dispose, pledge or otherwise encumber any additional shares of its capital stock or any rights relating to such shares, or permit any additional shares of its capital stock to become subject to new stock option grants or other stock-based rights;

•	declare, pay or set aside for payment any dividends or other distributions on any shares of its capital stock;

•	enter into, modify, or renew employment, consulting, severance or similar arrangements with any of its or its subsidiaries directors, officers or independent contractors, or grant any increase in employee compensation or benefits, other than as required by law, to satisfy certain existing contracts or in the ordinary course of business;

•	enter into, establish, adopt or modify any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare arrangements, or any trust agreements with respect to any of its or its subsidiaries’ directors, officers, employees or independent contractors;

•	sell, transfer, mortgage, lease, encumber, or otherwise dispose of or discontinue any material portion of its assets, businesses or properties, other than sales of securities or other investments or assets in the ordinary course of business;

•	acquire substantial equity interest in, or a material portion of the assets of, other individuals, business entities, unincorporated organizations or governments, other than for the purchase of securities or other investments or assets in the ordinary course of business;

•	amend its charter or bylaws or the charter or bylaws of any of its subsidiaries;

•	implement or adopt any change in accounting principles, practices or methods, except as may be required by generally accepted accounting principles in the United States of America;

•	enter into, renew or terminate any material contract, or amend in any material respect, or waive any material right under, any existing material contracts, other than in the ordinary course of business;

•	settle any claims, actions, arbitrations, audits, hearings, investigations or suits, except for proceedings that involve solely money damages in an amount, individually and in the aggregate, of not more than $100,000 and which could not reasonably be expected to establish adverse precedent for subsequent settlements;

•	authorize or make any capital expenditures other than those disclosed in annual budgets or in amounts not exceeding $100,000 in the aggregate, or expenditures made through entering into capital leases;

•	make or change any tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any amended tax return, enter into any closing agreement, settle any tax claim or assessment, surrender or compromise any right to claim a tax refund, or consent to any extension or waiver of any applicable limitations period, other than as required by law or in the ordinary course of business;

•	incur any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance existing short-term indebtedness, as well as indebtedness between and among itself and its subsidiaries);

assume, guarantee, endorse or otherwise become responsible for the obligations of others; or forgive or extinguish any indebtedness to itself or its subsidiaries for borrowed money or otherwise waive any rights under any agreement pursuant to which such indebtedness was incurred; and

•	agree, commit to do, or adopt any resolutions of its board of directors in support of any action precluded by the preceding covenants.

Non-Solicitation

Until the effective time of the merger or the termination of the merger agreement, Digital Angel agrees that it will not, and it will not permit its subsidiaries or the officers, directors, employees, representatives, agents or affiliates of Digital Angel or its subsidiaries, to take any of the following actions, directly or indirectly:

•	initiate, solicit, encourage or otherwise facilitate (including by way of furnishing information or otherwise) any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, an acquisition proposal, as defined below;

•	enter into, maintain or continue discussions, or negotiate with any person or entity, in furtherance of such inquiries or to obtain an acquisition proposal; or

•	agree to, approve, recommend, or endorse any acquisition proposal, or resolve, agree or publicly propose to take any such action.

Digital Angel shall promptly notify Applied Digital of any such inquiries and proposals received by Digital Angel or any of its subsidiaries or representatives relating to any of such matters.

However, if, prior to the approval of the merger by Digital Angel’s stockholders, Digital Angel receives an unsolicited, written, bona fide acquisition proposal that its board of directors (upon the recommendation of the Digital Angel special committee) determines in good faith (after consultation with its financial advisors and outside counsel) constitutes, or could reasonably be expected to lead to, a superior proposal, as defined below, Digital Angel may provide access or furnish information with respect to it and its subsidiaries to, and may enter into discussions or negotiations with, the person or entity who has made (and not withdrawn) that acquisition proposal, if:

•	the acquisition proposal did not result from Digital Angel, its subsidiaries or its representatives, or the representatives of its subsidiaries, violating the restrictions relating to other negotiations set forth above;

•	prior to delivering or making available the non-public information or entering into discussions with the person or group making the acquisition proposal, Digital Angel receives from the person or group a customary confidentiality agreement; and

•	subject to the right of Digital Angel to withhold information where such disclosure would violate or prejudice the rights of its or its subsidiaries’ clients, jeopardize the attorney-client privilege of Digital Angel or its subsidiaries, or contravene any law or binding agreement entered into prior to the date of the merger agreement, Digital Angel promptly delivers the non-public information to Applied Digital, if not previously provided, that it delivers or makes available to the person or group that has submitted the acquisition proposal.

Digital Angel shall, within one business day, notify Applied Digital of the receipt of any acquisition proposal and the material terms and conditions thereof. Further, Digital Angel shall promptly keep Applied Digital advised on a substantially-current basis of any developments relating to any such acquisition proposal.

In addition, Digital Angel shall not enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to, or which is intended to or is reasonably likely to lead to, any acquisition proposal.

An “acquisition proposal” is any offer or proposal regarding any of the following (other than the transactions contemplated by the merger agreement):

•	any merger, reorganization, consolidation, share exchange, recapitalization, business combination, liquidation, dissolution, or other similar transaction involving, or, an acquisition in any manner of, all or any significant portion of the assets, or any significant equity interest of, Digital Angel or any of its subsidiaries in a single transaction or series of related transactions, which would reasonably be expected to interfere with the completion of the merger; or

•	any tender offer or exchange offer for any outstanding shares of capital stock of Digital Angel or the filing of a registration statement under the Securities Act in connection therewith.

A “superior proposal” means a written offer made by a third party that the Digital Angel board (upon the recommendation of the Digital Angel special committee, if appropriate) reasonably determines to be bona fide and determines, in good faith and after consultation with its financial advisors and outside counsel, to be more favorable to holders of Digital Angel common stock, other than Applied Digital and its affiliates, than the merger (taking into account all financial, regulatory, legal and other aspects of such offer and transaction, and any changes to the terms of the merger agreement proposed by Applied Digital in response to such superior proposal or otherwise) and that, if consummated, would result in such third party:

•	acquiring, directly or indirectly, more than 50% of the voting power of Digital Angel common stock (or, in the case of a direct merger, the common stock of the resulting company); or

•	all or substantially all of the consolidated assets of Digital Angel and its subsidiaries for consideration consisting of cash and/or securities payable to holders of shares of Digital Angel common stock.

Board Recommendations

The Digital Angel board of directors may, or propose publicly to, withdraw or modify, in a manner adverse to Applied Digital or Digital Angel Acquisition Corp., its recommendation in favor of the merger proposal, or resolve, agree or propose publicly to take any such action (any such action, or such resolution or agreement to take such action, is referred to herein as an “adverse recommendation change”), if:

•	the Digital Angel board of directors receives an acquisition proposal that the Digital Angel board of directors determines, in good faith and after consultation with its outside counsel and financial advisors, does constitute, or could reasonably be expected to lead to, a superior proposal; or

•	the Digital Angel board of directors determines, in good faith and after consultation with its outside counsel, that its failure to change, withhold, withdraw, amend or modify its recommendation with respect to the merger would result in Digital Angel’s board’s breach of its fiduciary duties to the Digital Angel stockholders under applicable law;

provided, in each case, that Digital Angel shall provide Applied Digital with no less than two business days’ notice of any expected adverse recommendation change prior to any such change.

The Applied Digital board of directors may fail to make, or may withdraw or modify, its recommendation in favor of the proposal to issue Applied Digital common stock in connection with the merger and to amend Applied Digital’s certificate of incorporation to increase the number of authorized shares necessary to effectuate the transactions contemplated by the merger agreement, or fail to seek the requisite stockholder approval of such proposals, if it determines, in good faith and after consultation with outside counsel, that failure to so act would result in a breach by the Applied Digital board of directors of its fiduciary duties to Applied Digital’s stockholders under, applicable law, provided, that Applied Digital shall provide Digital Angel with no less than two business days notice of such determination.

Employee Benefit Plans

In the event that Applied Digital discontinues any Digital Angel benefit plans for the benefit of any employees of Digital Angel or its subsidiaries and replaces them with new benefit plans, Applied Digital or its subsidiaries shall cause each such benefit plan to treat a continuing employee in the same manner as similarly situated employees of Applied Digital and to treat the prior service with Digital Angel as if those services were provided to Applied Digital or its subsidiaries, as the case may be, solely for purposes of eligibility to participate and for vesting thereunder. In addition, to the extent commercially reasonable, Applied Digital and its subsidiaries will cause any and all preexisting condition limitations and eligibility waiting periods, under any health plans maintained or adopted by Applied Digital or its subsidiaries in which continuing employees are eligible to participate after the effective time of the merger, to be waived with respect to the continuing employees and their eligible dependents who, immediately prior to the effective time of the merger, participated in a Digital Angel-sponsored health plan.

Director and Officer Indemnification

From the effective time of the merger, and for a period of not less than six years afterwards, Applied Digital and the surviving corporation shall indemnify and hold harmless each current (as of the effective time) and former officer and director of Digital Angel and its subsidiaries against all claims, losses, liabilities, fines and reasonable fees, costs and expenses incurred in connection with any proceeding arising out of or pertaining to the fact that such officer or director is, or was at any time prior to the effective time, a director or officer of Digital Angel or its subsidiaries, pertaining to any matter existing or occurring at or prior to the effective time, to the same extent such directors and officers are indemnified or have the right to advancement of expenses as of the date of the merger agreement by Digital Angel, pursuant to the Digital Angel certificate of incorporation, bylaws and indemnification agreements, if any, in existence on the date of the merger agreement.

For a period of six years after the effective time of the merger, the surviving corporation shall maintain in effect a “tail policy” based on the current policies of directors’ and officers’ liability insurance maintained by Digital Angel with respect to claims arising from, or related to, facts or events which occurred at or before the effective time.

Board of Directors of Applied Digital Following the Merger

Immediately following the effective time of the merger, Applied Digital’s board of directors shall consist of four individuals designated by Applied Digital and three individuals designated by Digital Angel. At the effective time of the merger, Scott R. Silverman, the current chairman of the board of directors of Digital Angel, intends to resign from the board of directors of Digital Angel. Michael E. Krawitz will remain on the Applied Digital board of directors.

Conditions to Completion of the Merger

The obligations of Applied Digital, Digital Angel and Digital Angel Acquisition Corp. to consummate the transactions contemplated by the merger agreement are subject to the satisfaction or written waiver by Applied Digital and Digital Angel, at or prior to the effective time of the merger, of each of the following conditions:

•	no governmental entity will have issued a temporary restraining order, preliminary or permanent injunction or other order preventing the merger;

•	no governmental entity will have enacted or issued any law, regulation or order that is in effect and has the effect of making the merger illegal or otherwise prohibiting the closing;

•	Applied Digital’s registration statement, of which this joint proxy statement/prospectus is a part, must be effective, no stop order suspending its effectiveness may be in effect, and no proceeding for that purpose shall have been initiated or threatened in writing by the SEC;

•	the shares of Applied Digital common stock to be issued in the merger must be approved for listing on the Nasdaq Capital Market, subject to official notice of issuance;

•	the merger agreement must be approved and adopted by the holders of a majority of the outstanding shares of Digital Angel common stock entitled to vote at the special and annual meeting, as well as the holders of a majority of the outstanding shares of Digital Angel common stock not held by Applied Digital or its affiliates;

•	the issuance of the shares of Applied Digital common stock to be issued in connection with the merger and an amendment to Applied Digital’s certificate of incorporation must be approved by Applied Digital’s stockholders;

•	Applied Digital and Digital Angel must receive a tax opinion substantially to the effect that the transactions contemplated by the merger agreement should qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•	all required consents and approvals must be obtained, unless the failure to obtain any such consent or approval is not reasonably likely to have, individually or in the aggregate, a material adverse effect on Applied Digital or Digital Angel or to materially adversely affect the consummation of the merger;

•	Applied Digital must file a certificate of amendment with the Secretary of State of the State of Delaware to increase the number of authorized shares of Applied Digital common stock;

•	the representations and warranties of each party in the merger agreement must be true and correct, subject to various qualifications;

•	the parties must have complied in all material respects with their respective agreements and covenants in the merger agreement;

•	the parties must each receive a written fairness opinion from their respective investment banking firms; and

•	Applied Digital must receive letters of resignation necessary to cause the Applied Digital board of directors to be constituted as provided in the merger agreement, and Digital Angel must provide to Applied Digital the names of the three individuals designated by Digital Angel to serve on the board of directors of Applied Digital.

Digital Angel’s obligations to consummate the transactions contemplated by the merger agreement are subject to the satisfaction or written waiver by Digital Angel, at or prior to the effective time, of each of the following additional conditions:

•	the representations and warranties of Applied Digital and Digital Angel Acquisition Corp. contained in the merger agreement, disregarding all qualifications and exceptions relating to materiality or material adverse effect or any similar standard or qualification, must be true and correct as of the date of the merger agreement and as of the date of effective time of the merger (except that those representations and warranties which address matters only as of a particular date shall remain true and correct only as of such date), except where the failure of such representations or warranties to be so true or correct would not, or would not reasonably be expected to, individually or in the aggregate, have a material adverse effect;

•	notwithstanding the first bullet point, the representations and warranties of Applied Digital and Digital Angel Acquisition Corp. regarding Applied Digital’s capital stock (subject to de minimis deviations) and the absence of any event, occurrence, development or state of circumstances or facts which has had, or is reasonably likely to have, a material adverse effect on Applied Digital and any of its subsidiaries since December 31, 2006 must be true and correct as of the date of the merger agreement and as of the date of effective time of the merger;

•	Digital Angel must have received a certificate from a senior executive officer of Applied Digital certifying the accuracy of the representations and warranties;

•	Applied Digital must have complied in all material respects with its respective agreements and covenants in the merger agreement;

•	Digital Angel must have received a written fairness opinion from its investment banking firm; and

•	Applied Digital shall have received letters of resignation necessary to cause the Applied Digital board of directors to be constituted as provided in the merger agreement; provided, however, that Digital Angel shall have provided to Applied Digital the names of the three individuals designated by Digital Angel.

Applied Digital’s and Digital Angel Acquisition Corp.’s obligations to consummate the transactions contemplated by the merger agreement are subject to the satisfaction or written waiver by Applied Digital of each of the following additional conditions:

•	the representations and warranties of Digital Angel contained in the merger agreement, disregarding all qualifications and exceptions relating to materiality or material adverse effect or any similar standard or qualification, must be true and correct as of the date of the merger agreement and as of the effective time of the merger (except that those representations and warranties which address matters only as of a particular date shall remain true and correct only as of such date), except where the failure of such representations or warranties to be so true or correct would not, or would not reasonably be expected to, individually or in the aggregate, have a material adverse effect;

•	notwithstanding the first bullet point, the representations and warranties of Digital Angel regarding Digital Angel’s capital stock (subject to de minimis deviations) and the absence of any event, occurrence, development or state of circumstances or facts which has had, or is reasonably likely to have, a material adverse effect on Digital Angel and any of its subsidiaries since December 31, 2006 must be true and correct as of the date of the merger agreement and as of the effective time of the merger;

•	Applied Digital must have received a certificate from a senior executive officer of Digital Angel certifying the accuracy of the representations and warranties;

•	Digital Angel must have complied in all material respects with its respective agreements and covenants in the merger agreement; and

•	Applied Digital must have received a written fairness opinion from its investment banking firm.

A “material adverse effect” means, with respect to Applied Digital, Digital Angel, or the surviving corporation, respectively, any change, effect, event or occurrence that, individually or in the aggregate, has a material adverse effect on the financial position, results of operations, assets, properties, or businesses of Applied Digital and its subsidiaries, taken as a whole, Digital Angel and its subsidiaries, taken as a whole, or the surviving corporation and its subsidiaries, taken as a whole, as the case may be; provided that “material adverse effect” shall not be deemed to include the effects of:

•	any change in the trading prices of Digital Angel common stock or Applied Digital common stock between the date of the merger agreement and the effective time of the merger;

•	any changes in GAAP that affect generally entities such as Applied Digital or Digital Angel;

•	general business or economic conditions, or general changes or developments, affecting the industries in which Applied Digital or Digital Angel operate or areas where Applied Digital or Digital Angel do business, directly or through its subsidiaries, except to the extent that any such change has a disproportionate impact on Applied Digital or its subsidiaries or Digital Angel or its subsidiaries; or

•	the announcement of the merger agreement or the consummation of the transactions contemplated by the merger agreement, including compliance with the covenants set forth in the merger agreement, or any action taken or omitted to be taken by (x) Digital Angel at the written request, or with the prior written consent, of Applied Digital or Digital Angel Acquisition Corp., or (y) Applied Digital or Digital Angel Acquisition Corp. at the written request, or with the prior written consent, of Digital Angel.

Termination

The merger agreement may be terminated, and the merger may be abandoned at any time prior to the effective time of the merger, whether before or after requisite approval by Digital Angel’s stockholders and Applied Digital’s stockholders:

•	by the mutual consent of Applied Digital and Digital Angel;

•	by Applied Digital or Digital Angel in the event of either: (1) a breach by the other party of any representation or warranty contained in the merger agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, or (2) a breach by the other party of any of the covenants or agreements in the merger agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach and which breach, in each case, is reasonably likely, individually or in the aggregate, to have a material adverse effect on the breaching party or the surviving corporation;

•	at any time prior to the effective time of the merger, by Applied Digital or Digital Angel in the event that the merger is not consummated by March 31, 2008, or such later date as Digital Angel and Applied Digital may mutually agree, except to the extent that the failure of the merger then to be consummated arises out of, or results from, the knowing action or inaction of the party seeking to terminate under the circumstances set forth in this bullet point;

•	by Digital Angel or Applied Digital in the event that (1) the approval of any governmental authority required for consummation of the merger and the other transactions contemplated by the merger agreement shall have been denied by final nonappealable action of such governmental authority, or such governmental authority shall have requested the permanent withdrawal of any application therefor, provided, however, that the party seeking to terminate the merger agreement pursuant to the circumstances outlined in this bullet point shall have used commercially reasonable efforts to prevent the entry of, and to remove, such restraint, or (2) the requisite stockholder approval is not obtained at Digital Angel special and annual meeting or at any adjournment or postponement thereof, or (3) the requisite stockholder approval is not obtained at the Applied Digital special meeting or at any adjournment or postponement thereof;

•	by Digital Angel prior to obtaining the requisite stockholder vote in the event that Digital Angel receives and accepts a superior proposal;

•	by Applied Digital in the event that an adverse recommendation change by Digital Angel has occurred (other than an adverse recommendation change by Digital Angel occurring as a result of an Applied Digital material adverse effect);

•	by Digital Angel in the event that an adverse recommendation change by Applied Digital has occurred (other than an adverse recommendation change by Applied Digital occurring as a result of a Digital Angel material adverse effect);

•	by Applied Digital in the event that a willful and material breach by Digital Angel of its non-solicitation obligations under the merger agreement has occurred and such breach leads to the making of a superior proposal; and

•	by Digital Angel in the event that Applied Digital receives and accepts an acquisition proposal with respect to Applied Digital.

Fees and Expenses of the Merger

All fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring such expenses, whether or not the merger is consummated; provided, however, that Applied Digital will pay (i) all fees and expenses, other than attorneys’, accountants’, financial advisors’ and consultants’ fees and expenses, which will be paid by the party incurring such fees and expenses, incurred in relation to the printing and filing with the SEC of this joint proxy statement/prospectus (including any preliminary materials related thereto) and this registration statement (including financial statements and exhibits) and any amendments or supplements thereto and (ii) the filing fee(s) for this registration statement; provided, however, that, if the merger agreement is terminated for any reason, Digital Angel will repay to Applied Digital one-half of all the expenses in clauses (i) and (ii) actually paid by Applied Digital.

Applied Digital has agreed to reimburse Digital Angel for all the transaction fees and expenses incurred by Digital Angel, up to a maximum of $750,000, if the merger agreement is terminated by Digital Angel (i) because of a breach by Applied Digital of any representation or warranty or covenant or agreement in the merger agreement, subject to certain cure periods, that is reasonably likely, individually or in the aggregate, to have a material adverse effect on Applied Digital or the surviving corporation, (ii) in the event that an adverse recommendation change by Applied Digital has occurred (other than an adverse recommendation change by Applied Digital occurring as a result of a Digital Angel material adverse effect), or (iii) in the event that Applied Digital receives and accepts an acquisition proposal with respect to Applied Digital.

Digital Angel has agreed to reimburse Applied Digital for all the transaction fees and expenses incurred by Applied Digital, up to a maximum of $750,000, if the merger agreement is terminated by (i) Applied Digital because of a breach by Digital Angel of any representation or warranty or covenant or agreement in the merger agreement, subject to certain cure periods, that is reasonably likely, individually or in the aggregate, to have a material adverse effect on Digital Angel or the surviving corporation, (ii) Applied Digital in the event that an adverse recommendation change has occurred (other than an adverse recommendation change occurring as a result of an Applied Digital material adverse effect), (iii) Applied Digital in the event that a willful and material breach by Digital Angel of its non-solicitation obligations under the merger agreement has occurred and such breach leads to the making of a superior proposal, or (iv) Digital Angel prior to obtaining the requisite vote by Digital Angel’s stockholders in the event that Digital Angel receives and accepts a superior proposal.

Amendment and Waiver

Prior to the effective time of the merger, any provision of the merger agreement may be (i) waived by the party benefited by the provision, or (ii) amended or modified at any time by written agreement among Applied Digital, Digital Angel and Digital Angel Acquisition Corp., approved or authorized by their respective boards of directors and executed in the same manner as the merger agreement. However, after approval of the merger by Digital Angel’s stockholders and Applied Digital’s stockholders, no amendment may be made that, under applicable law, requires further approval of these stockholders, without obtaining such required further approval.

UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA
REFLECTING THE RECLASSIFICATION OF APPLIED DIGITAL’S SUBSIDIARIES, COMPUTER
EQUITY CORPORATION AND PERIMETER ACQUISITION CORP., AS DISCONTINUED OPERATIONS

On September 30, 2007, Applied Digital’s board of directors decided to sell two of its wholly-owned subsidiaries: Computer Equity Corporation and Perimeter Acquisition Corp. Accordingly, these businesses will be classified as discontinued operations in Applied Digital’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007. In addition, at that time, their results for all prior periods will be reclassified.

The following unaudited pro forma condensed balance sheet has been prepared to reflect the operations of Computer Equity Corporation and Perimeter Acquisition Corp. as discontinued operations as of June 30, 2007. The unaudited pro forma condensed statements of operations for the six-months ended June 30, 2007 and the year ended December 31, 2006 reflect the operations of Computer Equity Corporation and Perimeter Acquisition Corp., as if they had been classified as discontinued operations on the first day of the respective periods.

The unaudited pro forma financial information is not necessarily indicative of the financial position or operating results that would have occurred had Computer Equity Corporation and Perimeter Acquisition Corp. been discontinued on the dates, or at the beginning of the periods, for which the discontinued status is being given effect.

Unaudited Pro Forma Condensed Balance Sheet
June 30, 2007
(In thousands, except per share amounts)

		Pro Forma Adjustments
	Applied	Computer		Perimeter		Applied
	Digital	Equity		Acquisition		Digital
	Historical	Corporation		Corp.		Pro Forma

Assets
Current Assets
Cash	$15,515	$(223	)(a)	$(25	)(b)	$15,267
Restricted cash	127	—		—		127
Accounts receivable	20,996	(1,372	)(a)	(451	)(b)	19,173
Inventories	16,513	(594	)(a)	(345	)(b)	15,574
Deferred taxes	376	—		—		376
Other current assets	3,870	(86	)(a)	(188	)(b)	3,596
Current assets of discontinued operations	5,886	2,275	(a)	1,009	(b)	9,170

Total Current Assets	63,283	—		—		63,283
Property and Equipment, net	12,620	(151	)(a)	(30	)(b)	12,439
Goodwill and Intangible Assets, net	103,655	(9,549	)(a)	(530	)(b)	93,576
Other Assets, net	1,265	(4	)(a)	(81	)(b)	1,180
Other Assets of discontinued operations	1,170	9,704	(a)	641		11,515

	$181,993	$—		$—		$181,993

Liabilities and Stockholders’ Equity
Current Liabilities
Notes payable and current maturities of long-term debt	$13,439	$(11	)(a)	$—		$13,428
Accounts payable	20,184	(3,951	)(a)	(347	)(b)	15,886
Accrued expenses	12,492	(1,126	)(a)	(166	)(b)	11,200
Deferred revenue	2,072	—		(885	)(b)	1,187
Current liabilities of discontinued operations	9,465	5,088	(a)	1,398	(b)	15,951

Total Current Liabilities	57,652	—		—		57,652
Long-Term Debt and Notes Payable	12,708	(3	)(a)	—		12,705
Deferred Taxes	5,092	—		—		5,092
Other Liabilities	1,420	—		(95	)(b)	1,392
Deferred Revenue	1,660	—		—		1,660
Other Liabilities of discontinued operations	2,585	3	(a)	95	(b)	2,683

Total Liabilities	81,117	—		—		81,117
Minority Interest	56,859	—		—		56,859
Minority Interest, discontinued operations	904	—		—		904

	57,763	—		—		57,763
Stockholders’ Equity	43,113	—		—		43,113
	$181,993	$—		$—		$181,993

Unaudited Pro Forma Condensed Statement of Operations
For the Six Months Ended June 30, 2007
(In thousands, except per share amounts)

		Pro Forma Adjustments
	Applied	Computer		Perimeter		Applied
	Digital	Equity		Acquisition		Digital
	Historical	Corporation		Corp.		Pro Forma

Product revenue	$53,279	$(3,115	)(c)	$(307	)(d)	$49,857
Service revenue	8,166	(2,835	)(c)	(1,222	)(d)	4,109
Other revenue	1,550	(1,550	)(c)	—		—

Total net revenue	62,995	(7,500)		(1,529)		53,966
Cost of products sold	31,583	(3,001	)(c)	(191	)(d)	28,391
Cost of services sold	3,737	(1,469	)(c)	(642	)(d)	1,626
Cost of other revenue	—	—		—		—

Gross profit	27,675	(3,030)		(696)		23,949
Selling, general and administrative expenses	32,016	(1,945	)(c)	(512	)(d)	29,559
Research and development expenses	5,351	—		(185	)(d)	5,166

Total operating costs and expenses	37,367	(1,945)		(697)		34,725

Operating loss before other items	(9,692)	(1,085)		1		(10,776)
Interest and other income	2,015	(7	)(c)	—		2,008
Interest expense	(2,167)	(1	)(c)	(47	)(d)	(2,213)

Total other (expense) income	(152)	(6)		(47)		(205)

Loss from continuing operations before taxes, minority interest and gain (loss) attributable to capital transactions of subsidiaries	(9,844)	(1,091)		(46)		(10,981)
(Provision) benefit for income taxes	(460)	116	(c)	—		(344)

Loss from continuing operations before minority interest and gain (loss) attributable to capital transactions of subsidiaries	(10,304)	—		—		(11,325)
Minority interest	4,207	—		—		4,207
Net gain on capital transaction of subsidiaries	4,750	—		—		4,750
Loss attributable to changes in minority interest as a result of capital transactions of subsidiaries	(5,860)	—		—		(5,860)

Loss from continuing operations	$(7,207)	—		—		$(8,228)

Loss per share from continuing operations — basic and diluted	$(0.11)	—		—		$(0.12)

Weighted average number of common shares outstanding — basic and diluted	67,353	—		—		67,353

Unaudited Pro Forma Condensed Statement of Operations
For the Year Ended December 31, 2006
(In thousands, except per share amounts)

		Pro Forma Adjustments
	Applied	Computer		Perimeter		Applied
	Digital	Equity		Acquisition		Digital
	Historical	Corporation		Corp.		Pro Forma

Product revenue	$89,530	$(8,829	)(e)	$(649	)(f)	$80,052
Service revenue	15,489	(5,962	)(e)	(2,151	)(f)	7,376

Total net revenue	105,019	(14,791)		(2,800)		87,428
Cost of products sold	51,759	(7,586	)(e)	(365	)(f)	43,808
Cost of services sold	6,065	(3,311	)(e)	(1,377	)(f)	1,377

Gross profit	47,195	(3,894)		(1,058)		42,243
Selling, general and administrative expenses	58,030	(3,765	)(e)	(1,268	)(f)	52,997
Research and development expenses	7,572	—		(344	)(f)	7,228
Goodwill and Asset Impairment	6,629	(6,629	)(e)	—		—

Total operating costs and expenses	72,231	(10,394)		(1,612)		60,225

Operating loss before other items	(25,036)	6,500		554		(17,982)
Interest and other income	1,347	—		(6	)(f)	1,341
Interest expense	(3,219)	(82	)(e)	—		(3,137)

Total other (expense) income	(1,872)	(82)		(6)		(1,960)

Loss from continuing operations before taxes, minority interest and gain (loss) attributable to capital transactions of subsidiaries	(26,908)	6,582		548		(19,778)
(Provision) benefit for income taxes	(62)	(89	)(e)	7	(f)	(144)

Loss from continuing operations before minority interest and gain (loss) attributable to capital transactions of subsidiaries	(26,970)	—		—		(19,922)
Minority interest	2,510	—		—		2,510
Net loss on capital transactions of subsidiaries	(1,632)	—		—		(1,632)
Gain attributable to changes in minority interest as a result of capital transactions of subsidiaries	503	—		—		503

Loss from continuing operations	$(25,589)	—		—		$(18,541)

Loss per common share from continuing operations — basic and diluted	$(0.38)	—		—		$(0.28)

Weighted average number of common shares outstanding — basic and diluted	67,338	—		—		67,338

PRO FORMA ADJUSTMENTS FOR THE UNAUDITED PRO FORMA
CONDENSED BALANCE SHEET AT JUNE 30, 2007 AND THE
UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS
FOR THE SIX-MONTHS ENDED JUNE 30, 2007 AND THE
YEAR ENDED DECEMBER 31, 2006 ARE AS FOLLOWS:

Pro Forma Adjustments

(a) To reflect the assets and liabilities of Computer Equity Corporation as discontinued operations at June 30, 2007. Computer Equity Corporation was discontinued in the third quarter ended September 30, 2007.

(b) To reflect the assets and liabilities of Perimeter Acquisition Corp. as discontinued operations at June 30, 2007. Perimeter Acquisition Corp. was discontinued in the third quarter ended September 30, 2007.

(c) To eliminate the results of operations of Computer Equity Corporation as discontinued operations for the six months ended June 30, 2007. Computer Equity Corporation was discontinued in the third quarter ended September 30, 2007.

(d) To eliminate the results of operations of Perimeter Acquisition Corp. as discontinued operations for the six months ended June 30, 2007. Perimeter Acquisition Corp. was discontinued in the third quarter ended September 30, 2007.

(e) To eliminate the results of operations of Computer Equity Corporation as discontinued operations for the year ended December 31, 2006. Computer Equity Corporation was discontinued in the third quarter ended September 30, 2007.

(f) To eliminate the results of operations of Perimeter Acquisition Corp. as discontinued operations for the year ended December 31, 2006. Perimeter Acquisition Corp. was discontinued in the third quarter ended September 30, 2007.

As a result of the planned sales and the current expectation of the market value of Computer Equity Corporation and Perimeter Acquisition Corp., Applied Digital expects to record an impairment charge associated with Computer Equity Corporation’s goodwill of approximately $3.5 million during the third quarter of 2007. The unaudited pro forma condensed financial data as of June 30, 2007 and for the year ended December 31, 2006 and the six-months ended June 30, 2007 do not include this estimated impairment charge.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
REFLECTING THE MERGER

In accordance with the merger agreement, Applied Digital will acquire all of the outstanding common shares of Digital Angel that it does not currently own (approximately 20.4 million, or 44.4%, of the outstanding shares of Digital Angel as of September 28, 2007). Unless otherwise indicated, all information in this section is as of June 30, 2007.

The following unaudited pro forma condensed combined financial statements are based on the historical consolidated financial statements of Applied Digital after adjustment to reclassify Applied Digital’s subsidiaries, Computer Equity Corporation and Perimeter Acquisition Corp., as discontinued operations, which is reflected in the accompanying pro forma financial statements presented above, and after giving effect to Applied Digital’s acquisition of the shares of common stock currently held by the non-controlling stockholders of Digital Angel, using the purchase method of accounting and applying the assumptions and adjustments described in the accompanying notes. Since Digital Angel is a majority-owned subsidiary of Applied Digital, its financial results are included in Applied Digital’s historical consolidated financial statements. Therefore, the merger adjustments in the unaudited pro forma condensed combined financial statements reflect the elimination of the minority stockholders’ interest in Digital Angel and other adjustments associated with purchase accounting.

The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2007 and the year ended December 31, 2006 are presented as if the acquisition had occurred on January 1, 2007 and 2006, respectively. The unaudited pro forma condensed combined balance sheet is presented as if the acquisition had occurred on June 30, 2007. You should read this information in conjunction with the:

•	accompanying notes to the unaudited pro forma condensed combined financial statements included in this joint proxy statement/prospectus beginning on page 120;

•	separate unaudited historical financial statements of Applied Digital as of and for the three and six month periods ended June 30, 2007, included in Applied Digital’s Quarterly Report on Form 10-Q for the six months ended June 30, 2007, and audited historical financial statements of Applied Digital as of and for the year ended December 31, 2006, included in Applied Digital’s Current Report on Form 8-K filed with the SEC on September 10, 2007 to reflect Applied Digital’s former InfoTech business and Digital Angel’s former OuterLink Corporation business as discontinued operations and to modify the related disclosures, which financial statements are incorporated by reference into this joint proxy statement/prospectus; and

•	separate unaudited historical financial statements of Digital Angel as of and for the three and six month periods ended June 30, 2007, included in this joint proxy statement/prospectus beginning on page FS-2, and audited historical financial statements of Digital Angel as of and for the year ended December 31, 2006, included in this joint proxy statement/prospectus beginning on page FS-23 that reflect Digital Angel’s former OuterLink Corporation business as discontinued operations and to modify the related disclosures.

The pro forma information presented is for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have been realized if the merger had been completed on the dates indicated, nor is it indicative of future operating results or financial position. The pro forma adjustments are based upon available information and certain assumptions that Applied Digital believes are reasonable and do not take into account anticipated operating efficiencies, cost savings or restructuring costs resulting from the merger.

Pursuant to the purchase method of accounting, the total estimated purchase price has been preliminarily allocated to the assets acquired and liabilities assumed based on an allocation of their respective fair values at June 30, 2007. Any differences between the fair value of the total consideration issued and the fair value of the tangible and intangible assets acquired and liabilities assumed will be recorded as goodwill. Since these unaudited pro forma condensed combined financial statements have been prepared based on preliminary estimates of fair values attributable to the merger, the actual amounts recorded for the merger may differ materially from the information presented. Applied Digital’s management has determined the preliminary fair value of the intangible assets at the pro forma condensed combined balance sheet date of June 30, 2007. These allocations are subject to change pending further review of the fair value of the assets acquired and liabilities assumed, as well as the impact of potential restructuring activities and actual transaction costs. Additionally, the fair value of the tangible and intangible assets acquired and liabilities assumed may be materially impacted by the results of Digital Angel’s operations up to the closing date of the merger.

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet

	As of June 30, 2007
	Historical(A)
	Applied	Merger		Proforma
	Digital(1)	Adjustments		Combined
	(In thousands)

ASSETS
Current Assets
Cash and cash equivalents	$15,267	$—		$15,267
Restricted cash	127	—		127
Accounts receivable and unbilled receivables (net of allowance for doubtful accounts of $658)	19,173	—		19,173
Inventories	15,574	—		15,574
Deferred taxes	376	—		376
Other current assets	3,596	—		3,596
Current assets from discontinued operations	9,170	—		9,170

Total Current Assets	63,283	—		63,283
Property and equipment, net	12,439	—		12,439
Goodwill and intangibles, net	93,576	(1,401	)(2)	92,175
Other assets, net	1,180	(130	)(3)	1,050
Other assets from discontinued operations	11,515	—		11,515

Total Assets	$181,993	$(1,531)		$180,462

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Notes payable and current maturities of long-term debt	$13,428	$—		$13,428
Accounts payable	15,886	—		15,886
Accrued expenses	11,200	870	(4)	12,070
Deferred revenue	1,187	—		1,187
Current liabilities of discontinued operations	15,951	—		15,951

Total Current Liabilities	57,652	870		58,522
Long-term debt and notes payable	12,705	—		12,705
Deferred taxes	5,092	—		5,092
Other liabilities	1,392	—		1,392
Deferred revenue	1,660	—		1,660
Other liabilities from discontinued operations	2,683	—		2,683

Total liabilities	81,117	—		81,987

Commitments and Contingencies
Minority interest	56,859	(44,042	)(5)	12,817
Minority interest, discontinued operations	904	—		904

Total Minority Interest	57,763	(44,052)		13,721

Stockholders’ Equity
Preferred shares: Authorized 5,000 shares of $10 par value; special voting, no shares issued or outstanding	—	—		—
Common shares: Authorized 125,000 shares of $.01 par value; 69,214 shares issued and 68,422 shares outstanding	692	281	(6)	973
Additional paid-in capital	521,131	41,360	(6)	562,491
Accumulated deficit	(476,556)	—		(476,556)
Accumulated other comprehensive income	434	—		434

	As of June 30, 2007
	Historical(A)
	Applied	Merger	Proforma
	Digital(1)	Adjustments	Combined
	(In thousands)

Subtotal	45,701	41,641	87,342
Treasury stock (carried at cost, 792 shares)	(2,588)	—	(2,588)

Total Stockholders’ Equity	43,113	41,641	84,754

Total Liabilities and Stockholders’ Equity	$181,993	$(1,531)	$180,462

Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations

	Six-Months Ended June 30, 2007
	Historical(A)
	Applied	Merger		Pro Forma
	Digital(1)	Adjustments		Combined
	(In thousands, except per share amounts)

Product revenue	$49,857	$—		$49,857
Service revenue	4,109	—		4,109

Total revenue	53,966	—		53,966
Cost of products sold	28,391	—		28,391
Cost of services sold	1,626	—		1,626

Total cost of products and services sold	30,017	—		30,017

Gross profit	23,949	—		23,949
Selling, general and administrative expense	29,559	—		29,559
Research and development	5,166	—		5,166

Total operating costs and expenses	34,725	—		34,725
Operating loss before other items	(10,776)	—		(10,776)
Interest and other income	2,008	—		2,008
Interest expense	(2,213)	—		(2,213)

Total other (expense) income	(205)	—		(205)
Loss from continuing operations before taxes, minority interest and gain (loss) attributable to capital transactions of subsidiaries	(10,981)	—		(10,981)
(Provision) benefit for income taxes	(344)	—		(344)

Loss from continuing operations before minority interest and gain (loss) attributable to capital transaction of subsidiaries	(11,325)	—		(11,325)
Minority interest	4,207	(2,453	)(7)	1,754
Net (loss) gain on capital transaction of subsidiaries	4,750	58	(8)	4,808
(Loss) gain attributable to changes in minority interest as a result of capital transactions of subsidiaries	(5,860)	512	(9)	(5,348)

Loss from continuing operations(10)	$(8,228)	$(1,883)		$(10,111)

Loss per share from continuing operations — basic and diluted	$(0.12)			$(0.11)

Weighted average number of common shares outstanding — basic and diluted	67,353			95,448

Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations

	Year Ended December 31, 2006
	Historical(A)
	Applied	Merger		Proforma
	Digital(1)	Adjustments		Combined
	(In thousands, except per share amounts)

Product revenue	$80,052	$—		$80,052
Service revenue	7,376	—		7,376

Total revenue	87,428	—		87,428
Cost of products sold	43,808	—		43,808
Cost of services sold	1,377	—		1,377

Total cost of products and services sold	45,185	—		45,185

Gross profit	42,243	—		42,243
Selling, general and administrative expense	52,997	—		52,997
Research and development	7,228	—		7,228

Total operating costs and expenses	60,225	—		60,225

Operating loss before other items	(17,982)	—		(17,982)
Interest and other income	1,341	—		1,341
Interest expense	(3,137)	—		(3,137)

Total other (expense) income	(1,960)	—		(1,960)
Loss from continuing operations before taxes, minority interest and gain (loss) attributable to capital transactions of subsidiaries	(19,778)	—		(19,778)
(Provision) benefit for income taxes	(144)	—		(144)

Loss from continuing operations before minority interest and gain (loss) attributable to capital transaction of subsidiaries	(19,922)	—		(19,922)
Minority interest	2,510	(2,346	)(7)	164
Net (loss) gain on capital transaction of subsidiaries	(1,632)	(321	)(8)	(1,953)
Gain (loss) attributable to changes in minority interest as a result of capital transactions of subsidiaries	503	(135	)(9)	368

Loss from continuing operations(10)	$(18,541)	$(2,802)		$(21,343)

Loss per share from continuing operations — basic and diluted	$(0.28)			$(0.22)

Weighted average number of common shares outstanding — basic and diluted	67,338			95,433

(A)	The historical financial statement results of Applied Digital reflect the reclassification of Computer Equity Corporation and Perimeter Acquisition Corp. as discontinued operations. See “Unaudited Pro Forma Condensed Financial Data Reflecting the Reclassification of Applied Digital’s Subsidiaries, Computer Equity Corporation and Perimeter Acquisition Corp., as Discontinued Operations” and “Unaudited Pro Forma Condensed Combined Financial Data Reflecting the Merger” beginning on page 111 of this joint proxy statement/prospectus.

1.	Basis of Pro Forma Presentation

On August 8, 2007, Applied Digital and Digital Angel entered into a definitive merger agreement in a transaction to be accounted for using the purchase method of accounting with Applied Digital as the purchaser. Per the terms of the merger agreement, each share of Digital Angel common stock then outstanding, other than shares owned by Applied Digital or its affiliates, will be canceled and automatically converted into the right to receive 1.4 shares of Applied Digital common stock. Each outstanding stock option and warrant to purchase shares of Digital Angel common stock issued by Digital Angel will be converted into an option to purchase that number of shares of Applied Digital common stock determined by multiplying the number of shares of Digital Angel common stock subject to such Digital Angel stock option or warrant by 1.4, at an exercise price per share of Applied Digital common stock equal to the exercise price per share of such Digital Angel stock option or warrant divided by 1.4, rounded up to the nearest whole cent. Any fractional shares will be rounded up to the nearest whole number of shares.

The total number of shares of Applied Digital common stock issuable as merger consideration is subject to adjustment if, after the date of the merger agreement, but prior to the effective time of the merger, the shares of issued and outstanding Applied Digital common stock increase, decrease or change into, or are exchanged for, a different kind or number of securities, to provide the holders of Digital Angel common stock the same economic effect as contemplated by the merger agreement prior to such event. The total estimated purchase price of approximately $42.6 million is comprised of an estimated 28.1 million shares of Applied Digital common shares, the fair value of the assumed outstanding Digital Angel stock options and warrants, and estimated transaction costs.

The unaudited pro forma condensed combined balance sheet is presented to give effect to the merger as if the transaction had been consummated on June 30, 2007. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2007 and for the year ended December 31, 2006 are presented as if the transaction had been consummated on January 1, 2007 and 2006, respectively. The unaudited pro forma condensed combined balance sheet provides for the issuance of approximately 28.1 million Applied Digital common shares, based upon a fixed common stock exchange ratio of 1.4 Applied Digital common shares for each outstanding share of Digital Angel common stock held by non-controlling owners as of June 30, 2007. The actual number of Applied Digital common shares to be issued will be determined based on the actual number of shares of Digital Angel common stock outstanding and held by non-controlling owners at the closing date of the merger. Under the purchase method of accounting, the fair value of the total consideration was determined using an average of Applied Digital’s closing stock prices beginning two trading days before and ending two trading days after August 9, 2007, the date on which the acquisition was announced.

Applied Digital will assume approximately 12.1 million options and warrants of Digital Angel to purchase the equivalent of approximately 17.0 million Applied Digital common shares at a weighted average exercise price of $2.58. The fair value of options and warrants to be assumed was estimated using the Black Scholes valuation model and a share price of $1.152 per share, which represents the average closing price of Applied Digital’s common stock beginning two trading days before and ending two trading days after August 9, 2007, the date on which the acquisition was announced. The actual number of Digital Angel options and warrants to be assumed will be determined based on the actual number of Digital Angel options and warrants outstanding as the closing date.

The total estimated purchase price of the merger is as follows (in thousands):

Fair value of Applied Digital common stock to be issued	$32,366
Estimated fair value of stock options and warrants assumed	9,275
Estimated direct transaction costs	1,000

Total estimated purchase price	$42,641

Preliminary Estimated Purchase Price Allocation

The preliminary allocation of the purchase price to Digital Angel’s tangible and intangible assets acquired and liabilities assumed was based on their estimated fair values as of June 30, 2007. The valuation of these tangible and identifiable intangible assets and liabilities is subject to further management review and may change materially between the preliminary valuation date and the closing date of the merger. Adjustments to these estimates may be included in the final allocation of the purchase price of Digital Angel, if the adjustment is determined within the purchase price allocation period (up to twelve months from the closing date). The excess of the purchase price over the estimated tangible and identifiable intangible assets acquired and liabilities assumed has been allocated to goodwill.

A preliminary allocation of the total estimated purchase price to major categories of assets in the accompanying pro forma condensed combined financial statements is summarized below (in thousands):

Minority owners’ portion of tangible assets acquired	$19,353
Minority owners’ portion of goodwill and intangible assets acquired	23,288

Total estimated purchase price	$42,641

Tangible Assets, Goodwill and Intangible Assets

Applied Digital has estimated the fair value of tangible assets, goodwill and intangible assets, assumed. Some of these estimates are subject to change. These estimates are based on a preliminary valuation and are subject to further review by Applied Digital, which may result in material adjustments at the closing date of the merger and thereafter during the purchase price allocation period. Furthermore, the fair values of the tangible and intangible assets acquired may be affected and materially changed by the results of Digital Angel’s operations up to the closing date of the merger.

2.	Pro Forma Adjustments

The following pro forma adjustments are included in the unaudited pro forma condensed combined statements of operations and the unaudited pro forma condensed combined balance sheet:

(1) Represents Applied Digital’s consolidated financial position and results of operations, which include the results of Digital Angel.

(2) Adjustments to goodwill (in thousands):

To eliminate minority interest in Digital Angel goodwill and intangibles from previous acquisitions	$(24,689)
To record goodwill related to the merger with Digital Angel	23,288

Total	$(1,401)

As a result of the merger, an impairment charge may be required to be recorded at the consummation of the merger based on the fair value as compared to the carrying amount.

(3) Adjustment to reclassify Applied Digital direct acquisition costs as of June 30, 2007.

(4) Adjustment to accrued liabilities to reflect estimated direct acquisition-related costs expected to be incurred.

(5) Adjustment to eliminate the minority interest in Digital Angel.

(6) Adjustment to record the common shares issued and value of the Digital Angel options and warrants, which will be converted into options and warrants to acquire shares of Applied Digital common stock.

(7) Adjustment to eliminate the minority interest portion of Digital Angel results.

(8) Adjustment to eliminate (loss) gain on capital transactions of Digital Angel (in thousands):

	Six Months Ended	Year Ended
	June 30, 2007	December 31, 2006

To eliminate loss on capital transactions of Digital Angel	$58	$—
To eliminate gain on capital transactions of Digital Angel	—	(321)
Total	$58	$(321)

(9) Adjustment to eliminate (loss) gain attributable to changes in minority interest as a result of capital transactions with Digital Angel (in thousands):

	Six Months Ended	Year Ended
	June 30, 2007	December 31, 2006

To eliminate loss attributable to changes in minority interest as a result of capital transactions with Digital Angel	$512	$—
To eliminate gain attributable to changes in minority interest as a result of capital transactions with Digital Angel	—	(135)
Total	$512	$(135)

(10) Loss from continuing operations does not include approximately $2.0 million of stock-based compensation expense for the accelerated vesting of Digital Angel’s stock options. All unvested Digital Angel stock options will automatically vest upon consummation of the merger.

(11) The pro forma number of shares used in per share calculations reflects the weighted average of Applied Digital common shares for each period presented combined with the outstanding Digital Angel common shares at June 30, 2007 that it does not currently own, adjusted to reflect the common stock exchange ratio of 1.4 Applied Digital common shares for each outstanding share of Digital Angel common stock.

INFORMATION ABOUT APPLIED DIGITAL

Applied Digital and its subsidiaries (either wholly- or majority-owned) develop innovative identification and security products for consumer, commercial and government sectors worldwide. Applied Digital’s unique and often proprietary products provide identification and security for people, animals, food chains, government/military assets, and commercial assets. Included in this diverse product line are applications for RFID, end-to-end food safety systems, GPS, satellite communications, and secure telecommunications infrastructure.

Applied Digital and its subsidiaries currently engage in the following principal business activities:

•	developing, marketing and selling RFID systems used to identify, locate and protect people and their assets in a variety of healthcare, security, and identification applications;

•	marketing visual identification tags and implantable RFID microchips, primarily for identification, tracking and location of pets, livestock and other animals, and, more recently, for animal bio-sensing applications, such as temperature reading for companion pet and livestock (e.g., cattle) applications;

•	developing and marketing GPS-enabled products used for location tracking and message monitoring of vehicles, pilots and aircraft in remote locations;

•	marketing secure voice, data and video telecommunications networks, primarily to several agencies of the U.S. government;

•	developing and marketing call center and customer relationship management software and services; and

•	selling vibration monitoring systems.

As of June 30, 2007, Applied Digital’s business operations consisted of the operations of four wholly-owned subsidiaries, Pacific Decision Sciences Corporation, Computer Equity Corporation, Perimeter Acquisition Corp. and Thermo Life, which Applied Digital collectively refers to as its Advanced Technology segment, and three majority-owned subsidiaries: VeriChip (NASDAQ: CHIP), Digital Angel (AMEX: DOC), and InfoTech (OTC: IFTH). As of September 28, 2007, Applied Digital owned approximately 52.0% of VeriChip, approximately 55.6% of Digital Angel and approximately 50.9% of InfoTech. During the quarter ended June 30, 2007, Applied Digital’s board of directors decided to sell InfoTech and, accordingly, InfoTech is now classified as discontinued operations. On September 30, 2007, Applied Digital’s board of directors decided to sell Computer Equity Corporation and Perimeter Acquisition Corp. Accordingly, these businesses will be classified as discontinued operations in Applied Digital’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007. In addition, at that time, their results for all prior periods will be reclassified. See “Unaudited Pro Forma Condensed Financial Data Reflecting the Reclassification of Applied Digital’s Subsidiaries, Computer Equity Corporation and Perimeter Acquisition Corp., as Discontinued Operations” and “Unaudited Pro Forma Condensed Combined Financial Data Reflecting the Merger,” beginning on page 111 of this joint proxy statement/prospectus, which present the operations of Computer Equity Corporation and Perimeter Acquisition Corp. as discontinued operations.

Applied Digital operates in five business segments: Healthcare, Security and Industrial, Animal Applications, GPS and Radio Communications and Advanced Technology.

Legal Proceedings

Applied Digital is currently involved in several legal proceedings. Applied Digital has accrued its estimate of the probable costs for the resolution of these claims, and, as of June 30, 2007, recorded approximately $0.9 million in reserves with respect to such claims. This estimate has been developed in consultation with outside counsel handling its defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. Applied Digital does not believe the outcome of these proceedings will have a material adverse effect on its consolidated financial position. It is possible, however, that future results of operations and cash flows for any particular quarterly or annual period could be materially affected by changes in its estimates.

Maudlin Suit

On October 22, 2003, Melvin Maudlin, a former employee of Pacific Decision Sciences Corporation, a wholly-owned subsidiary of Applied Digital, or PDSC, filed suit in the Superior Court of the State of California for the County of Orange against PDSC, Hark Vasa, a former employee and owner at PDSC, and Applied Digital in connection with a purported trust agreement involving PDSC which, according to Mr. Maudlin, provided that he was to receive monthly payments of $10,000 for approximately 17 years. Mr. Maudlin obtained a pre-judgment right to attach order in the amount of his total claim of $2.1 million, and subsequently obtained a purported writ of attachment of certain PDSC assets, which Applied Digital successfully appealed and had overturned. The case proceeded to a bench trial before the Superior Court, which resulted in a judgment in favor of PDSC on the grounds that the purported trust was illegal and void. Mr. Maudlin appealed the judgment. On March 21, 2006, the Court of Appeal of the State of California, Fourth Appellate District, reversed the trial court judgment and remanded the case for further proceedings in the Superior Court. PDSC’s and Applied Digital’s Petition for Review with the California Supreme Court was denied on July 12, 2006. On July 21, 2006, the Court of Appeal’s opinion became final. On April 12, 2007, pursuant to the Court’s mandatory settlement conference procedures, the parties entered into a settlement in principle as between Applied Digital and PDSC, on the one hand, and Maudlin on the other hand. Under the parties’ agreement, Applied Digital paid $450,000 in cash to Maudlin and his lawyers on June 26, 2007. Applied Digital is also required to deliver unrestricted shares of its common stock to Maudlin valued at $800,000 over the next two years. On July 27, 2007, the SEC declared effective a registration statement registering these shares. On June 27, 2007, the suit was dismissed with prejudice. Applied Digital has recorded the excess liability of $0.9 million as other income during the three-months ended June 30, 2007 as a result of this settlement during the three-months ended June 30, 2007. This income is included in its Advanced Technology segment.

Vasa Suit

On or about January 21, 2004, Hark M. Vasa and his family partnerships, the majority shareholder of PDSC’s predecessor at the time Applied Digital acquired that company, filed a complaint against Applied Digital and PDSC, which is a wholly-owned subsidiary of Applied Digital, in the Circuit Court of the 15th Judicial District in Palm Beach County, Florida for breach of contract and the implied covenant of good faith and fair dealing. Plaintiffs sought damages arising from the purported delay in the registration of the shares they received in connection with Applied Digital’s acquisition of PDSC’s predecessor. Trial in this case was set to commence on October 15, 2007.

On September 28, 2007, the parties entered into a memorandum of settlement. Under the parties’ agreement, Applied Digital agreed to issue an aggregate amount of shares of its common stock to Mr. Vasa valued at $2.1 million and to file one or more registration statements registering the resale of such shares. Mr. Vasa will receive stock valued at $500,000 in each of the years 2007 and 2008, stock valued at $400,000 in each of the years 2009 and 2010, and stock valued at $300,000 in year 2011. Annual payments will be due on or about October 15th of each year. The amount of shares to be issued will be calculated based on the average closing price per share of Applied Digital common stock reported on the Nasdaq for the 10 consecutive trading-day period preceding the date of issuance. Applied Digital is required to have the shares registered for resale 180 days from the date of each issuance. If the number of shares issued on any specific issuance date does not have the values set forth above on the date the shares are required to be registered, Applied Digital will be required to issue additional shares to Mr. Vasa to cover the difference or pay the difference in cash. Applied Digital also agreed to fund a project with Mr. Vasa for potential business development and to provide $250,000 per year for three years beginning in 2007. Applied Digital will also provide an amount not to exceed $50,000 per year for three years to cover associated expenses. It is anticipated that Applied Digital will accrue and charge to expense the aggregate present value of these payments during the third quarter of 2007. The parties are currently in the process of finalizing a settlement agreement detailing the terms and conditions of the settlement.

Verizon Suit

On August 14, 2006, Applied Digital filed an action against Verizon Federal, Inc. in Fairfax County Circuit Court in Virginia asserting damages arising from Verizon’s wrongful usurpation of Government Telecommunications Inc.’s, or GTI’s, business opportunity with the District of Columbia Public Schools for the supply and installation of internal connection wiring and cabling equipment and related goods and services. Applied Digital’s complaint pleads two counts: Count I — Breach of Contract, for which it is seeking lost profits of approximately $1.9 million, and Count II — Tortious Interference with Contractual Relations, for which it is seeking restitution damages of $7.0 million. On October 27, 2006, Verizon filed a motion to dismiss GTI’s complaint. Following oral arguments on the matter, on December 1, 2006, the court denied the motion. Also in December 2006, Verizon filed a counterclaim against GTI seeking $4.1 million in monies that Verizon claims are owed it by GTI on related work. Trial is set for December 2007. Applied Digital intends to vigorously pursue its case against Verizon and to vigorously defend the counterclaim action. Given the uncertainties associated with all litigation and given the early stage of these proceeding, Applied Digital is unable to offer any assessment of the outcome of its complaint and Verizon’s counterclaim.

VeriChip Stock Option Claims

VeriChip has received demand letters from attorneys for several former employees and/or consultants of Applied Digital and VeriChip, asserting claims related to stock options to acquire 0.5 million shares of VeriChip’s common stock which management believes such employees and/or consultants had forfeited when they ceased their employment or relationship with Applied Digital and/or VeriChip. Applied Digital believes that all of these potential claims are without merit and intends to vigorously defend them in the event the claims are asserted or litigated.

Applied Digital was incorporated on May 11, 1993 in Missouri and reincorporated on April 20, 2007 in Delaware. Applied Digital’s principal executive offices are located at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445, and its telephone number is (561) 805-8000.

DIGITAL ANGEL SELECTED HISTORICAL FINANCIAL DATA
(In thousands, except per share data)

The following selected consolidated financial information reflects the account balances and activities of OuterLink Corporation as discontinued operations. The selected consolidated financial information as of and for the three-year period ended December 31, 2006 is derived from Digital Angel’s audited consolidated financial statements beginning on page FS-23. The selected consolidated financial information as of and for the two-year period ended December 31, 2003 is derived from Digital Angel’s audited consolidated financial statements. The selected consolidated financial information as of June 30, 2007 and for the six months ended June 30, 2007 and June 30, 2006 is derived from the unaudited consolidated financial statements beginning on page FS-2, and, in the opinion of Digital Angel’s management, includes all normal and recurring adjustments that are considered necessary for the fair presentation of the results for the interim period. The operating results for the six months ended June 30, 2007 are not necessarily indicative of the results to be expected for the full year or any other interim period.

The selected historical financial data is only a summary, and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Digital Angel” beginning on page 129 and the consolidated financial statements and the related notes beginning on page FS-23.

Digital Angel’s historical financial data may not be indicative of the results of operations or financial position to be expected in the future.

	For the Six-Months Ended
	June 30,		For the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002

Results of Operations Data:
Product revenue	$34,831	$27,747	$53,710	$53,241	$43,628	$32,873	$30,401
Service revenue	—	—	700	1,309	921	1,559	2,115

Total net revenue	34,831	27,747	54,410	54,550	44,549	34,432	32,516
Cost of products sold	21,509	16,275	31,919	29,930	24,872	19,712	18,023
Cost of services sold	—	—	—	—	—	—	1,394

Gross profit	13,322	11,472	22,491	24,620	19,677	14,720	13,099
Selling, general and administrative expense	15,277	11,631	24,228	21,217	16,712	15,496	36,360
Research and development expense	2,804	1,522	3,442	3,343	2,033	4,898	3,034
Asset impairment charge	—	—	—	—	—	—	37,871

Operating income (loss)	(4,759)	(1,681)	(5,179)	60	932	(5,674)	(64,166)
Interest income	46	174	270	347	32	15	1
Interest (expense) — Applied Digital	—	—	—	—	—	—	(1,806)
Interest (expense) — others	(998)	(205)	(466)	(364)	(1,337)	(772)	(256)
Realized losses on Applied Digital common stock	—	—	—	—	(1,231)	—	—
Change in derivative warranty liability	296	—	—	—	—	—	—
Other Income	62	45	97	63	112	157	584

Loss from continuing operations before provision for taxes, minority interest and equity in net loss of affiliate	(5,353)	(1,668)	(5,277)	106	(1,492)	(6,274)	(65,643)
Income tax (provision) benefit	(38)	72	72	41	—	—	—

Loss from continuing operations before minority interest and equity in net loss of affiliate	(5,391)	(1,596)	(5,205)	147	(1,492)	(6,274)	(65,643)
Minority interest share of (losses) income	15	(58)	5	351	249	(298)	(96)
Equity in net loss of affiliate	—	—	—	—	—	—	291

Net loss before discontinued operations	(5,376)	(1,654)	(5,210)	(204)	(1,741)	(5,976)	(65,838)
Net income (loss) from discontinued operations	(833)	(1,056)	(1,593)	(9,272)	(3,216)	(3,482)	(26,521)

Net loss	$(6,209)	$(2,710)	$(6,803)	$(9,476)	$(4,957)	$(9,458)	$(92,359)

Loss per common share basic and diluted:
Loss from continuing operations	$(0.12)	$(0.04)	$(0.12)	$(0.01)	$(0.05)	$(0.22)	$(2.68)
Loss from discontinued operations	(0.02)	(0.02)	(0.03)	(0.21)	(0.10)	(0.13)	(1.08)

Net loss per common share-basic and diluted	$(0.14)	$(0.06)	$(0.15)	$(0.22)	$(0.15)	$(0.35)	$(3.76)

Weighted average common shares outstanding-basic and diluted	44,539	44,097	44,308	43,820	33,173	26,959	24,578

	As of June 30,	As of December 31,
	2007	2006	2005	2004	2003	2002

Balance Sheet Data:
Cash	$1,004	$1,521	$9,949	$17,468	$894	$206
Property and equipment, net	11,040	9,985	8,444	5,892	6,528	6,379
Goodwill and other intangibles, net	54,865	52,877	50,304	45,144	45,119	45,084
Total assets	97,981	89,896	90,207	92,673	66,227	64,558
Long-term debt and notes payable	3,790	4,036	3,656	2,285	2,818	2,404
Total debt	13,084	8,163	6,036	2,362	7,826	3,170
Minority interest	409	465	618	249	—	298
Total stockholders’ equity	62,964	68,546	72,446	79,761	48,483	55,012

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF DIGITAL ANGEL

For purposes of this Management’s Discussion and Analysis of Financial Condition and Results of Operations of Digital Angel, “we,” “us” and “our” mean Digital Angel and its subsidiaries. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying financial statements and related notes thereto.

We consist of Digital Angel Corporation and our subsidiaries — Digital Angel Technology Corporation, Fearing Manufacturing Co., Inc., Timely Technology Corp., Signature Industries Limited (90.9%-owned subsidiary), DSD Holding A/S and its subsidiaries, Daploma International A/S (including its 70%-owned subsidiary, Daploma Polska) and Digitag A/S, Digital Angel Holdings, LLC, and Digital Angel International, Inc. and its subsidiaries, Digital Angel S.A., Digital Angel do Brasil Produtos de Informatica LTDA, Digital Angel Chile S.A., Digital Angel Paraguay S.A. and Digital Angel Uruguay S.A.

Overview

We develop and deploy sensor and communication technologies that enable rapid and accurate identification, location tracking, and condition monitoring of high-value assets. We are currently comprised of two segments: (1) Animal Applications and (2) GPS and Radio Communications. Previously, we combined our Corporate functions with our Animal Applications segment. Beginning April 1, 2007, Corporate has been reclassified and presented separately for the six-month periods ended June 30, 2007 and 2006. All other periods have not been reclassified as it is not practicable to do so.

Animal Applications — Develops, manufactures and markets visual and electronic identification tags and RFID microchips, primarily for identification, tracking and location of companion pets, horses, livestock, fish and wildlife worldwide, and, more recently, for animal bio-sensing applications, such as temperature reading for companion pet, horse and livestock applications. The Animal Applications segment consists of our operations located in Minnesota, DSD Holding A/S and its wholly- and majority-owned subsidiaries located in Denmark and Poland, and Digital Angel International, Inc. and its subsidiaries located in Argentina, Brazil, Chile, Paraguay and Uruguay. The positive identification and tracking of livestock and fish are crucial for asset management and for disease control and food safety. In addition to the visual ear tags which have been sold by us since the late 1940s, Animal Applications utilizes RFID technologies in its electronic ear tags and implantable microchips.

GPS and Radio Communications — Designs, manufactures, and markets GPS-enabled equipment used for location tracking and message monitoring of vehicles, aircraft and people in remote locations. The GPS and Radio Communications segment consists of our subsidiary Signature Industries Limited (90.9%-owned) which is located in the United Kingdom. Our focus is in the areas of search and rescue and locator beacons, and tracking systems, which include mobile satellite data communications service and software for mapping and messaging for a variety of industries, including the military, air and ground ambulance operators, law enforcement agencies and energy companies.

Our Animal Applications segment’s revenue increased to $38.1 million for the year ended December 31, 2006 compared to $36.0 million for the year ended December 31, 2005. The increase in the Animal Applications segment’s revenue was principally due to an increase in sales of our livestock and companion pet products. During 2007, we anticipate that our Animal Applications segment’s revenue may increase through our renewed agreement with Schering-Plough. In April 2006, we were awarded a U.S. patent for our Bio-Thermo temperature-sensing, implantable RFID microchip designed for non-laboratory applications that use RFID technology to determine the body temperature of its host animal. In addition, several proposals related to the establishment of a national electronic identification program for livestock are being considered by the Administration and Congress. We cannot estimate the impact a national identification program would have on our Animal Applications segment’s revenue. However, if implemented, we would expect the impact to be favorable. Our Animal Applications segment experienced operating losses for the years ended December 31, 2006, 2005 and 2004. We cannot be certain when our Animal Applications segment will achieve profitability.

Our GPS and Radio Communications segment’s revenue decreased to $16.4 million for the year ended December 31, 2006 compared to $18.6 million for the year ended December 31, 2005. The decrease in our GPS and Radio Communications segment’s revenue was principally due to the decrease in sales of our Personal Locator Beacons, or PLBs, as a result of the completion in May 2005 of a contract with the Indian government, and a decrease in sales to other SARBE product customers, including the United Kingdom Ministry of Defense. During 2007 and 2008, we anticipate that our GPS and Radio Communications segment’s revenue will increase from the 2006 levels as the market for our beacons expands. In addition, the URT33 beacon, which will become obsolete when existing frequencies on 121.5 and 243 MHz cease to be monitored by COSPAS-SARSAT on February 1, 2009, will need to be replaced with the new generation 406 MHz beacons, such as our SARBE G2R.

Significant Factors Affecting our Results of Operations and Financial Condition

Acquisition of McMurdo Limited

On April 5, 2007, our subsidiary, Signature Industries Limited acquired certain assets of McMurdo Limited’s marine electronics business, including fixed assets, inventory, customer lists, customer and supplier contracts and relations, trade and business names and associated assets, for a purchase price of $4.7 million in cash. The McMurdo Limited acquisition agreement included an additional purchase consideration to be paid to the sellers of McMurdo Limited, based on revenues in 2007. We expect to pay approximately $2.0 million in additional purchase price consideration during the fourth quarter of 2007, since McMurdo Limited’s revenue is expected to exceed the threshold.

Sale of OuterLink Corporation

On July 2, 2007, we completed the sale of our wholly-owned subsidiary, OuterLink Corporation, to Newcomb Communications, Inc. OuterLink Corporation, which operated in our GPS and Radio Communications business segment, provides satellite-based mobile asset tracking and data messaging systems used to manage the deployment of aircraft and land vehicles. We sold 100% of the issued and outstanding shares of stock of OuterLink Corporation for a purchase price of $1.0 million. Consideration consisted of a cash payment of $800,000 and a promissory note of $200,000, which matures on December 31, 2007.

Digital Angel’s Financing

Effective August 31, 2007, we and Applied Digital entered into financings with Kallina. Kallina is a wholly-owned subsidiary of Applied Digital’s current senior secured lender, Laurus. As a result of the refinancings, which are more fully discussed below, our domestic operations are now funded by Applied Digital and Applied Digital’s lender. The refinancings, which eliminated two of our existing lenders, are expected to streamline the lending functions of the two companies in anticipation of the proposed merger.

Effective August 31, 2007, we closed a $6.0 million, revolving asset-based financing transaction with Kallina, pursuant to the terms of a security agreement, among us, Digital Angel Technology Corporation, Fearing Manufacturing Co., Inc., Digital Angel International, Inc., which we refer to as the eligible subsidiaries, and Kallina. Under the terms of the security agreement, we may borrow, from time to time, under a revolving facility, an amount equal to the lesser of the amount of availability under the borrowing base and $6.0 million, subject to certain reserves that Kallina is authorized to take in its reasonable commercial judgment. Under the terms of the security agreement, the borrowing base is calculated as a percentage of the total amount of eligible accounts and inventory owned by us and the eligible subsidiaries. Amounts outstanding under the revolving facility accrue interest at a rate per year equal to the “prime rate” published in The Wall Street Journal from time to time, plus 2.0% (but such rate cannot at any time be less than 10.0%), and which matures on August 31, 2010. We and the eligible subsidiaries have pledged, in support of the obligations under the revolving facility, all of our respective assets, excluding the stock of all foreign subsidiaries other than stock held by us in Signature Industries Limited. We used a portion of the proceeds from the revolving facility to terminate and pay off all obligations under a revolving invoice funding facility with Greater Bay Business Funding, a division of Greater Bay Bank, N.A., and the remaining proceeds for working capital purposes.

In connection with the Digital Angel financing transaction, we issued warrants that represent the ability to purchase 967,742 shares of our common stock at an exercise price of $1.69 per share. The warrants can be exercised at any time prior to August 31, 2014. We also entered into a registration rights agreement with Kallina pursuant to which we have agreed to file a shelf registration statement no later than December 31, 2007 covering the resale by Kallina of those shares received upon exercise of the warrants.

Concurrently with the closing of the Digital Angel financing transaction, Applied Digital closed a $7.0 million, non-convertible debt financing transaction with Kallina, pursuant to the terms of a securities purchase agreement, effective August 31, 2007, between Applied Digital and Kallina. We and the eligible subsidiaries have agreed to guarantee the obligations of Applied Digital under the Applied Digital financing transaction. Applied Digital has agreed to guarantee our obligations and the eligible subsidiaries’ obligations under the Digital Angel financing transaction.

Intercompany Financing

Effective August 31, 2007, we and Applied Digital entered into a secured term note in the amount of $7.0 million, on terms substantially similar to those in the note issued by Applied Digital to Kallina in the Applied Digital financing transaction, or the intercompany loan. As part of the consideration for the intercompany loan, we agreed to pay Applied Digital a structuring fee of $100,000, payable at our election in stock or cash, reimburse Applied Digital for any other out-of-pocket fees required to be paid by Applied Digital in connection with our financing transaction or the Applied Digital financing transaction, and issue to Applied Digital 856,886 shares of our common stock.

We used the proceeds from the intercompany loan to repay all amounts due under our $6.0 million, 10.25% senior secured debenture and intend to use the remaining proceeds for working capital purposes. Pursuant to the terms of the debenture, in connection with the prepayment, we paid 102% of the outstanding principal amount of the debenture, plus all accrued and unpaid interest.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an on-going basis, we evaluate these estimates, including those related to inventory obsolescence, goodwill, intangibles and other long-lived assets and income taxes. We base these estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies reflect our more significant estimates and assumptions used in the preparation of the financial statements.

Goodwill, Intangibles and Other Long-Lived Assets

Goodwill and other intangible assets are carried at cost, net of accumulated amortization. On January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires that goodwill and certain intangibles no longer be amortized but instead be tested for impairment at least annually by applying a fair value based test. There was no impairment of goodwill upon the adoption of SFAS No. 142 on January 1, 2002.

In accordance with SFAS 142, we are required to allocate goodwill to the various reporting units. As of December 31, 2006, the reporting units consisted of the following (the reporting units listed below are those businesses which have goodwill and for which discrete financial information is available and upon which management makes operating decisions):

•	Animal Applications (goodwill of $44.0 million as of December 31, 2006);

•	Signature Industries Limited (goodwill of $1.1 million as of December 31, 2006); and

•	DSD Holding A/S (goodwill of $6.1 million as of December 31, 2006).

Since the adoption of SFAS No. 142 on January 1, 2002, we evaluate the goodwill of the various reporting units as of each December 31st. Our management compiled the cash flow forecasts, growth rates, gross margin, fixed and variable cost structure, depreciation and amortization expenses, corporate overhead, tax rates, and capital expenditures, among other data and assumptions related to the financial projections upon which the fair value is based. The methodology, including residual or terminal enterprise values, was based on the following factors: risk free rate of 20 years; current leverage (E/V); leveraged beta — Bloomberg; unleveraged beta; risk premium; cost of equity; after-tax cost of debt; and weighted average cost of capital. These variables generated a discount rate calculation.

The assumptions used in the determination of fair value using discounted cash flows were as follows:

•	Cash flows were generated for five years based on the expected recovery period for the goodwill;

•	Adjusted earnings before interest, taxes, depreciation and amortization as the measure of cash flow; and

•	Discount rates ranging from 16.5% to 26.0%. The discount rate used by us was the rate of return expected from the market or the rate of return expected for a similar investment with similar risks.

We performed a company comparable analysis utilizing financial and market information on publicly-traded companies that are considered to be generally comparable to our reporting units. Each analysis provided a benchmark for determining the terminal values for each business unit to be utilized in its discounted cash flow analysis. The analysis generated a multiple for each reporting unit, which was incorporated into the appropriate business unit’s discounted cash flow model.

Future goodwill impairment reviews may result in additional write-downs. Such determination involves the use of estimates and assumptions, which may be difficult to accurately measure or value. In preparing the five-year financial projections for the 2006 goodwill impairment analysis, we assumed annual revenue growth for our Animal Applications, Signature Industries Limited and DSD Holding A/S reporting units. Additionally, based upon the best information available at the time of the valuation, we assumed overall gross margin improvement. Based upon the historic performance of these reporting units, although actual and estimated future results may be less than projected at the date of the most recent valuation, we do not presently anticipate that such results would result in an impairment charge for any of these reporting units.

We assess the fair value of our goodwill annually or earlier if events occur or circumstances change that would more likely than not reduce the fair value of our goodwill below its carrying value. These events or circumstances would include a significant change in business climate, including a significant, sustained decline in an entity’s market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business, or other factors. If we determine that significant impairment has occurred, we would be required to write off the impaired portion of goodwill. Impairment charges could have a material adverse effect on our financial condition and results of operations.

Property, plant and equipment and definite-lived intangible assets are depreciated or amortized over their useful lives. Useful lives are based on management’s estimates of the period that the assets will generate revenue. Long-lived assets are evaluated for impairment whenever events and circumstances indicate an asset may be impaired. Based upon our annual review for impairment, we recorded an impairment charge of $7.1 million in 2005 related to goodwill and other intangible assets at OuterLink Corporation.

Inventories

Estimates are used in determining the likelihood that inventory on hand can be sold. Historical inventory usage and current revenue trends are considered in estimating both obsolescence and slow-moving inventory. Inventory is stated at lower of cost or market, determined by the first-in, first-out method, net of any reserve for obsolete or slow-moving inventory.

Deferred Taxes

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and tax planning strategies in assessing the need for the valuation allowance, in the event we were to subsequently determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Similarly, should we determine that we would not be able to realize all or part of our deferred tax assets in the future, an adjustment to the deferred tax asset would reduce income in the period such determination was made.

Revenue Recognition

We recognize product revenue at the time product is shipped and title has transferred, provided that a purchase order has been received or a contract has been executed, there are no uncertainties regarding customer acceptance, the sales price is fixed and determinable, and collectibility is deemed probable. If uncertainties regarding customer acceptance exist, revenue is recognized when such uncertainties are resolved. There are no significant post-contract support obligations at the time of revenue recognition. Our accounting policy regarding vendor and post-contract support obligations is based on the terms of the customers’ contracts, billable upon occurrence of the post-sale support. Costs of products sold and services provided are recorded as the related revenue is recognized. We offer a warranty on our products. For non-fixed-fee and fixed-fee jobs, service revenue is recognized based on the actual direct labor hours in the job multiplied by the standard billing rate and adjusted to net realizable value, if necessary. Other revenue is recognized at the time the service or goods are provided. It is our policy to record contract losses in their entirety in the period in which such losses are foreseeable.

Consolidated Results of Operations for the Three and Six Months Ended June 30, 2007

The following table summarizes our results of operations as a percentage of net operating revenues and is derived from the unaudited condensed consolidated statements of operations included in this joint proxy statement/prospectus.

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2007	2006	2007	2006

Total net revenue	100.0%	100.0%	100.0%	100.0%
Cost of sales	60.7	60.8	61.8	58.7
Gross profit	39.3	39.2	38.2	41.3
Selling, general and administrative expenses	39.7	45.7	43.9	41.9
Research and development expenses	8.1	5.9	8.0	5.5
Operating loss	(8.5)	(12.4)	(13.7)	(6.1)
Interest income	—	0.6	0.1	0.6
Interest expense	(3.4)	(0.9)	(2.9)	(0.7)
Change in derivative warrant liability	(0.4)	—	0.9	—
Other income	—	0.2	0.1	0.2
Loss from continuing operations before income taxes and minority interest	(12.3)	(12.5)	(15.3)	(6.0)
Income tax (provision) benefit	(0.1)	(0.1)	(0.1)	0.2
Minority interest share of loss (income)	—	(0.1)	—	(0.2)
Loss from continuing operations	(12.4)	(12.7)	(15.4)	(6.0)
Net loss from discontinued operations	(1.6)	(4.4)	(2.4)	(3.8)
Net loss	(14.0)%	(17.1)%	(17.8)%	(9.8)%

Results of Operations by Segment

Three Months Ended June 30, 2007 Compared to Three Months Ended June 30, 2006

Animal Applications

	Three Months Ended June 30,
		% of		% of
	2007	Revenue	2006	Revenue	Change
	(In thousands, except percentages)

Total net revenue	$11,029	100.0%	$8,375	100.0%	$2,654	31.7%
Cost of sales	7,214	65.4	5,568	66.5	1,646	29.6
Gross profit	3,815	34.6	2,807	33.5	1,008	35.9
Selling, general and administrative expenses	3,642	33.0	2,798	33.4	844	30.2
Research and development expenses	677	6.1	727	8.7	(50)	(6.9)
Operating loss	$(504)	(4.5)%	$(718)	(8.6)%	$214	(29.8)

Revenues

Our Animal Applications segment’s revenue increased approximately $2.7 million for the three months ended June 30, 2007 compared to the three months ended June 30, 2006. The increase was principally due to an increase in microchip sales of approximately $2.9 million to Schering-Plough, the exclusive distributor in the U.S. of our companion pet implantable microchips. Schering-Plough, who markets the chips under the brand name Home Again, has been investing significant resources in marketing and advertising the chip. We expect orders for 2007 to exceed four million pet chips by year end, which is more than twice the units sold in 2006. This increase was partially offset by a decrease of electronic identification and visual product sales to livestock customers of $0.2 million. Sales to fish and wildlife customers are expected to increase in the third quarter of 2007.

Gross Profit and Gross Profit Margin

Our Animal Applications segment’s gross profit increased approximately $1.0 million in the three months ended June 30, 2007 compared to the three months ended June 30, 2006. The gross profit margin increased to 34.6% in the three months ended June 30, 2007 as compared to 33.5% in the three months ended June 30, 2006. We attribute the increase in gross profit and gross profit margin to increased sales in the current period.

Selling, General and Administrative Expenses

Our Animal Applications segment’s selling, general and administrative expenses increased $0.8 million in the three months ended June 30, 2007 compared to the three months ended June 30, 2006. The increase in selling, general and administrative expenses relates primarily to legal expenses of $0.5 million related to the maintenance and protection of our intellectual property, as well as an increase in compensation expense associated with an increase in our sales and marketing force in the United States. Selling, general and administrative expenses as a percentage of revenue remained relatively constant for the respective periods. We have reached a final settlement in the lawsuit that we initiated to protect our intellectual property and, as a result, we expect that our legal expenses will decrease going forward.

Research and Development Expenses

Our Animal Applications segment’s research and development expenses remained relatively constant in the three months ended June 30, 2007 compared to the three months ended June 30, 2006. Research and development expenses relate to new product development associated with RFID microchips and related scanners.

GPS and Radio Communications

	Three Months Ended June 30,
		% of		% of
	2007	Revenue	2006	Revenue	Change
	(In thousands, except percentages)

Total net revenue	$8,504	100.0%	$4,053	100.0%	$4,451	#	%
Cost of sales	4,641	54.6	1,994	49.2	2,647	#
Gross profit	3,863	45.4	2,059	50.1	1,804	87.6
Selling, general and administrative expenses	3,464	40.7	2,277	56.2	1,187	52.1
Research and development expenses	909	10.7	—	—	909	#
Operating loss	$(510)	(6.0)%	$(218)	(5.4)%	$(292)	#

#	Variance not meaningful

Revenues

Our GPS and Radio Communications segment’s revenue increased approximately $4.5 million in the three months ended June 30, 2007 compared to the three months ended June 30, 2006. The increase in revenue was principally due to an increase in sales of SARBE products of $0.1 million, an increase in sales of alarm products of $0.1 million, an increase in Radio Hire division sales of $0.3 million, and the inclusion of $3.9 million of sales from our McMurdo Limited division, which was acquired on April 5, 2007. We believe that McMurdo Limited will provide us with more predictable revenue in our search and rescue beacon business going forward.

Gross Profit

Our GPS and Radio Communications segment’s gross profit increased approximately $1.8 million in the three months ended June 30, 2007 compared to the three months ended June 30, 2006. Of this increase, $1.5 million is attributable to McMurdo Limited, which was acquired in April 2007, and the increased SARBE and Radio Hire division sales. Second quarter gross profit margin was 45.4% in the three-month period ended June 30, 2007 as compared to 50.8% in the three months ended June 30, 2006. The decrease in gross profit margin relates primarily to a shift in the mix of products in the three months ended June 30, 2007, and to lower margin products from our Scotland operations, as well as the addition of the McMurdo Limited operations. Currently, we earn lower margins at our McMurdo Limited division than we do at our existing business lines.

Selling, General and Administrative Expenses

Our GPS and Radio Communications segment’s selling, general and administrative expenses increased approximately $1.2 million in the three months ended June 30, 2007 compared to the three months ended June 30, 2006. This increase in selling, general and administrative expenses relates primarily to the addition of McMurdo Limited, which had expenses of $0.8 million in the second quarter. The remaining $0.4 million is due to an increase in compensation expense associated with the addition of new personnel and general salary increases. As a percentage of revenue, selling, general and administrative expenses decreased to 40.7% in the three months ended June 30, 2007 from 56.2% in the three months ended June 30, 2006. The decrease in selling, general and administrative expenses as a percentage of revenue resulted primarily from the increase in revenue and lower selling, general and administrative expenses as a percentage of revenue at McMurdo Limited.

Research and Development Expenses

Our GPS and Radio Communications segment’s research and development expenses increased approximately $0.9 million in the three months ended June 30, 2007 compared to the three months ended June 30, 2006. This increase was driven by the addition of McMurdo Limited and the costs associated with the development of a new search and rescue beacon, which were not included in the same period in 2006. The development of the new beacon was our first contract with a branch of the U.S. military. Previously, sales of our location beacons have been to foreign governments. Revenue from the contract, totaling approximately $0.9 million, is expected to be earned in the three months ended September 30, 2007, when we deliver to the U.S. Air Force a replacement for its current URT 33 search and rescue beacon.

Corporate

	Three Months Ended June 30,
	2007	2006	Change
	(In thousands, except percentages)

Total net revenue	$—	$—	$—	—%
Cost of sales	—	—	—	—
Gross profit	—	—	—	—
Selling, general and administrative expenses	656	610	46	7.5
Research and development expenses	—	—	—	—
Operating loss	$(656)	$(610)	$(46)	7.5

Selling, General and Administrative Expenses

Our Corporate segment’s selling, general and administrative expenses remained relatively constant for the three-month period ended June 30, 2007 compared to the three-month period ended June 30, 2006.

Consolidated Results of Operations

Net Loss from Continuing Operations

Our net loss from continuing operations increased $0.8 million to $2.4 million for the three months ended June 30, 2007 compared to a loss of $1.6 million for the three months ended June 30, 2006. These results were primarily driven by the increase in legal expenses related to the maintenance and protection of our intellectual property, the increase in research and development expenses at Signature Industries Limited, and an increase in interest expense.

Interest Expense

Interest expense was $674,000 and $111,000 for the three months ended June 30, 2007 and 2006, respectively. The increase in interest expense relates primarily to interest, discount amortization and deferred debt cost amortization associated with our 10.25% senior secured debenture (“debenture”) and invoice funding facility.

Derivative Warrant Liability

Expense recognized from the change in the derivative warrant liability was $105,000 for the three months ended June 30, 2007. The expense is attributed to the change in the fair value of the warrant liability associated with the warrants issued in connection with the debenture and subsequent amendment. As the warrant contains certain anti-dilution provisions, we have accounted for the fair value of the warrant as a liability. At each balance sheet date, the warrant fair value is revalued using the Black-Scholes valuation model with changes in value recorded in the statement of operations as income or expense.

Income Taxes

We had income tax expense of $13,000 for the three months ended June 30, 2007 compared to $11,000 in the same period of 2006 related to foreign income in our Poland subsidiary. We account for income taxes under the asset and liability approach. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. A valuation allowance is provided against net deferred tax assets when it is more likely than not that a tax benefit will not be realized. Due to our current tax position, we have recorded a valuation allowance to fully reserve our net deferred tax asset.

Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006

Animal Applications

	Six Months Ended June 30,
		% of		% of
	2007	Revenue	2006	Revenue	Change
	(In thousands, except percentages)

Total net revenue	$21,289	100.0%	$19,878	100.0%	$1,411	7.1%
Cost of sales	14,500	68.1	12,420	62.5	2,080	16.7
Gross profit	6,789	31.9	7,458	37.5	(669)	(9.0)
Selling, general and administrative expenses	7,580	35.6	5,772	29.0	1,808	31.3
Research and development expenses	1,279	6.0	1,521	7.7	(242)	(15.9)
Operating loss	$(2,070)	(9.7)%	$163	0.8%	$(2,234)	#

#	Variance not meaningful

Revenues

Our Animal Applications segment’s revenue increased approximately $1.4 million in the six months ended June 30, 2007 compared to the six months ended June 30, 2006. The increase was principally due to the aforementioned increase in microchip sales of approximately $3.0 million to Schering-Plough, the exclusive distributor in the U.S. of our companion pet, implantable microchips. Partially offsetting the increase was a decrease of electronic identification and visual product sales to livestock customers of $1.0 million. This decrease was the result of a decrease in demand as U.S. livestock owners delayed entry of their cattle into the feed lots, due to a rise in feed costs associated with drought conditions and to the use of corn to make ethanol products. We also experienced a decrease in sales to fish and wildlife customers of $0.5 million and a decrease in sales to VeriChip of $0.1 million.

Gross Profit and Gross Profit Margin

Our Animal Applications segment’s gross profit decreased approximately $0.7 million in the six months ended June 30, 2007 compared to the six months ended June 30, 2006. The gross margin was 31.9% in the six months ended June 30, 2007 compared to 37.5% in the six months ended June 30, 2006. We attribute the decrease in gross profit margin in the six months ended June 30, 2007 to a decrease in high-margin engineering service revenue, a decrease in the average sales price for companion pet products shipped in the United States, higher material and freight costs associated with fulfilling demand for companion pet products in the United States, warranty costs for e.Tagstm shipped to Canada, and increased overhead costs related to the startup of molding operations in our St. Paul facility. A significant portion of these additional costs were incurred during the first quarter of 2007.

Selling, General and Administrative Expenses

Our Animal Applications segment’s selling, general and administrative expenses increased approximately $1.8 million in the six months ended June 30, 2007 compared to the six months ended June 30, 2006. This was attributable to an increase of $1.2 million in legal expenses related to the maintenance and protection of our intellectual property, an increase of $0.3 million related to salary expense for the addition of new personnel, as well as general salary increases and severance payments, and an increase of $0.3 million for consulting and other fees. Selling, general and administrative expenses as a percentage of revenue increased to 35.6% from 29.0% in the same respective periods as a result of the increase in expenses. We have reached a tentative settlement in the lawsuit that we initiated to protect our intellectual property, and, as a result, we expect that our legal expenses will decrease going forward.

Research and Development Expenses

Our Animal Applications segment’s research and development expenses decreased approximately $0.2 million in the six months ended June 30, 2007 compared to the six months ended June 30, 2006. Research and development expenses relate to new product development associated with RFID microchips and related scanners.

GPS and Radio Communications

	Six Months Ended June 30,
		% of		% of
	2007	Revenue	2006	Revenue	Change
	(In thousands, except percentages)

Total net revenue	$13,542	100.0%	$7,870	100.0%	$5,672	72.1%
Cost of sales	7,009	51.8	3,855	49.0	3,154	81.8
Gross profit	6,533	48.2	4,015	51.0	2,518	62.7
Selling, general and administrative expenses	6,091	45.0	4,370	55.5	1,721	39.4
Research and development expenses	1,525	11.2	—	—	1,525	#
Operating loss	$(1,083)	(8.0)%	$(355)	(4.5)%	$(728)	#

#	Variance not meaningful

Revenues

Our GPS and Radio Communications segment’s revenue increased approximately $5.7 million in the six months ended June 30, 2007 compared to the six months ended June 30, 2006. The increase in revenue was due to an increase in sales of SARBE product’s of $0.8 million, an increase in sales of alarm products of $0.4 million, an increase in Radio Hire division sales of $0.6 million, and the inclusion of $3.9 million of sales from our McMurdo Limited division, which was acquired on April 5, 2007.

Gross Profit

Our GPS and Radio Communications segment’s gross profit increased approximately $2.5 million in the six months ended June 30, 2007 compared to the six months ended June 30, 2006. The increase in gross profit relates to the previously mentioned increase in sales from our existing businesses and the inclusion of approximately $1.5 million of gross profit from McMurdo Limited. The gross profit margin decreased to 48.2% in the six months ended June 30, 2007 as compared to 51.0% in the six months ended June 30, 2006. The decrease in gross profit margin relates to the product mix. Currently, we earn lower margins at our McMurdo Limited division than we do for our existing business lines.

Selling, General and Administrative Expenses

Our GPS and Radio Communications segment’s selling, general and administrative expenses increased approximately $1.7 million in the six months ended June 30, 2007 compared to the six months ended June 30, 2006. Excluding the $0.8 million of expenses related to McMurdo Limited, the remaining increase is due primarily to an increase in exhibition and advertising expenses, as well as an increase in compensation expense associated with the addition of new personnel and general salary increases. As a percentage of revenue, selling, general and administrative expenses decreased to 43.2% in the six months ended June 30, 2007 from 53.2% in the six months ended June 30, 2006. The decrease in selling, general and administrative expenses as a percentage of revenue resulted primarily from the increase in sales and lower selling, general and administrative expenses as a percentage of revenue at McMurdo Limited.

Research and Development Expenses

Our GPS and Radio Communications segment’s research and development expenses increased approximately $1.5 million in the six months ended June 30, 2007 compared to the six months ended June 30, 2006. This increase was driven by the addition of $1.2 million of development costs for the development of a new search and rescue beacon, which were not included in the same period in 2006. The development of the new pilot location beacon is more fully discussed in the comparison of our GPS and Radio Communications segment’s results of operations for the three months ended June 30, 2007 compared to the three months ended June 30, 2006. In addition, we incurred approximately $0.3 million in research and development expenses related to the acquisition of McMurdo Limited, which was acquired on April 5, 2007.

Corporate

	Six Months Ended June 30,
	2007	2006	Change
	(In thousands, except percentages)

Total net revenue	$—	$—	$—	—%
Cost of sales	—	—	—	—
Gross profit	—	—	—	—
Selling, general and administrative expenses	1,606	1,489	117	7.9
Research and development expenses	—	—	—	—
Operating loss	$(1,606)	$(1,489)	$(117)	7.9

Selling, General and Administrative Expense

Our Corporate segment’s selling, general and administrative expenses increased approximately $0.1 million in the six months ended June 30, 2007 compared to the six months ended June 30, 2006. This was primarily attributable to general salary increases, as well as other miscellaneous expenses.

Consolidated Results of Operations

Net Loss from Continuing Operations

Our net loss from continuing operations increased $3.7 million to $5.4 million for the six months ended June 30, 2007 compared to a loss of $1.7 million for the six months ended June 30, 2006. These results were primarily driven by the decrease in the Animal Applications segment’s gross margin percentage in the first quarter of 2007, accompanied by increased legal fees associated with the maintenance and protection of our intellectual property, primarily driven by the Datamars litigation, the increase in research and development expenses at Signature Industries Limited, and an increase in interest expense offset slightly by income from the reduction in the derivative warrant liability associated with the debentures. The proceeds from the debentures were used primarily to fund the McMurdo Limited acquisition.

Interest Expense

Interest expense was $998,000 and $206,000 for the six months ended June 30, 2007 and 2006, respectively. The increase in interest expense relates primarily to interest, discount amortization and deferred debt cost amortization associated with our debenture, as well as interest related to our invoice funding facility. The proceeds of the debenture were used primarily to fund the McMurdo Limited acquisition.

Derivative Warrant Liability

Income from the reduction in the derivative warrant liability was $296,000 for the six months ended June 30, 2007. This reduction is attributed to the change in the fair value of the warrant liability associated with the warrants issued in connection with the debenture and subsequent amendment. As the warrant contains certain anti-dilution provisions, we have accounted for the fair value of the warrant as a liability. At each balance sheet date, the warrant fair value is revalued using the Black-Scholes valuation model, with changes in value recorded in the statement of operations as income or expense.

Income Taxes

We had income tax expense of $38,000 for the six months ended June 30, 2007 versus an income tax benefit of $73,000 in the same period of 2006 related to our foreign operations. We account for income taxes under the asset and liability approach. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. A valuation allowance is provided against net deferred tax assets when it is more likely than not that a tax benefit will not be realized. Due to our current tax position, we have recorded a valuation allowance to fully reserve our net deferred tax asset.

Consolidated Results of Operations for the Years Ended December 31, 2006, 2005 and 2004

The following table summarizes our results of operations as a percentage of net operating revenues and is derived from the accompanying consolidated statements of operations included in this report.

	For the Years
	Ended December 31,
	2006	2005	2004

Revenue	100.0%	100.0%	100.0%
Cost of sales	58.7	54.9	55.8

Gross profit	41.3	45.1	44.2
Selling, general and administrative expense	44.5	38.9	37.5
Research and development expense	6.3	6.1	4.6

Operating (loss) income	(9.5)	0.1	2.1
Interest income	(0.5)	(0.6)	(0.1)
Interest expense	0.9	0.7	3.0
Realized losses on Applied Digital common stock	0.0	0.0	2.8
Other income	(0.2)	(0.1)	(0.3)

Loss from continuing operations before income tax benefit and minority interest	(9.7)	(0.2)	(3.3)
Income tax benefit	0.1	0.1	0.0
Minority interest share of income	0.0	(0.7)	(0.6)

Net loss from continuing operations	(9.6)	(0.4)	(3.9)
Loss from discontinued operations	(2.9)	(17.0)	(7.2)

Net loss	(12.5)%	(17.4)%	(11.1)%

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

Revenue

Revenue from operations for the year ended December 31, 2006 was $54.4 million, a decrease of approximately $0.1 million from $54.5 million in the year ended December 31, 2005. Revenue for the years ended December 31, 2006 and 2005 for each of the operating segments was as follows (in thousands):

		%		%
	2006	Revenue	2005	Revenue

Animal Applications	$38,058	69.9	$35,972	65.9
GPS and Radio Communications	16,352	30.1	18,578	34.1

Total	$54,410	100.0	$54,550	100.0

The Animal Applications segment’s revenue increased approximately $2.1 million, or 5.8%, in the year ended December 31, 2006 compared to the year ended December 31, 2005. The increase in revenue was principally due to an increase in electronic identification and visual product sales to livestock customers of approximately $1.8 million, an increase in microchip sales to companion animal customers of approximately $1.7 million, an increase in product sales to customers in South America of $0.5 million, and an incremental $0.7 million in sales at DSD Holding A/S, which was acquired on February 28, 2005. These increases were offset by a decrease in microchip sales to fish and wildlife customers of approximately $2.3 million and a decrease in sales to VeriChip of $0.3 million.

The GPS and Radio Communications segment’s revenue decreased approximately $2.2 million, or 12.0%, in the year ended December 31, 2006 compared to the year ended December 31, 2005. The decrease in sales at Signature Industries Limited relates to a decrease in sales of Signature Industries Limited’s SARBE products of approximately $3.0 million, partially offset by an increase in sales at Signature Industries Limited’s Radio Hire division of approximately $0.8 million. We attribute $2.2 million of the SARBE product sales decrease to the completion of the Indian government contract in May 2005, and $0.8 million of the SARBE product sales decrease to other SARBE product customers, including the United Kingdom Ministry of Defense.

Gross Margin

Gross profit for the year ended December 31, 2006 was $22.5 million, a decrease of approximately $2.0 million, from $24.6 million in the year ended December 31, 2005. As a percentage of revenue, the gross profit margin decreased to 41.3% for the year ended December 31, 2006 from 45.1% for the year ended December 31, 2005.

Gross profit for the years ended December 31, 2006 and 2005 for each operating segment was as follows (in thousands):

		%		%
	2006	Revenue	2005	Revenue

Animal Applications	$14,183	37.3	$14,610	40.6
GPS and Radio Communications	8,308	50.8	10,010	53.9

Total	$22,491	41.3	$24,620	45.1

The Animal Applications segment’s gross profit of $14.2 million in the year ended December 31, 2006 decreased approximately $0.4 million as compared to $14.6 million in the year ended December 31, 2005. We attribute the decrease in gross profit to a decrease in the gross profit margin. The slight decrease in gross profit margin as a percentage of revenue from 40.6% in 2005 to 37.3% in 2006 is primarily due to increased material costs, accompanied by additional freight and importation duties associated with providing inventory to South America from Denmark and the United States.

The GPS and Radio Communications segment’s gross profit of $8.3 million in the year ended December 31, 2006 decreased approximately $1.7 million as compared to $10.0 million in the year ended December 31, 2005. Gross profit margin decreased to 50.8% in 2006 from 53.9% in 2005. The decrease in gross profit margin relates to decreased sales, and the decrease in gross profit margin as a percentage of revenue relates primarily to higher margins on G2R SARBE locator beacons shipped under the contract with the government of India in the first six months of 2005. Signature Industries Limited completed shipments under the contract with the government of India in May 2005.

Selling, General and Administrative Expense

Selling, general and administrative expense increased $3.0 million, or 14.2%, in the year ended December 31, 2006 compared to the year ended December 31, 2005. As a percentage of revenue, selling, general and administrative expense was 44.5% and 38.9% for the years ended December 31, 2006 and 2005, respectively.

Selling, general and administrative expenses for the years ended December 31, 2006 and 2005 for each of the operating segments was as follows (in thousands):

		%		%
	2006	Revenue	2005	Revenue

Animal Applications	$15,522	40.8	$12,650	35.2
GPS and Radio Communications	8,706	53.2	8,567	46.1

Total	$24,228	44.5	$21,217	38.9

The Animal Applications segment’s selling, general and administrative expenses increased approximately $2.9 million in the year ended December 31, 2006 compared to the year ended December 31, 2005, and, as a percentage of revenue, increased to 40.8% from 35.2% in the same respective period. The increase in selling, general and administrative expenses relates primarily to a charge of approximately $0.2 million in acquisition-related expenses, approximately $1.2 million of compensation expense, approximately $0.3 million in recruiting and relocation expenses, approximately $0.6 million of expenses related to DSD Holding A/S, and increased selling, general, and administrative expenses in our South American subsidiaries of $0.6 million. The twelve-month period ended December 31, 2006 includes a full twelve months of results for DSD Holding A/S versus the ten months of results in the period ended December 31, 2005.

The GPS and Radio Communications segment’s selling, general and administrative expenses increased approximately $0.1 million in the year ended December 31, 2006 to $8.7 million as compared to $8.6 million in the year ended December 31, 2005, due primarily to an increase in general salary expenses at our subsidiary Signature Industries Limited. The increase in selling, general, and administrative expenses as a percentage of sales resulted primarily from the decrease in sales in the current period.

Research and Development Expense

Research and development expense was $3.4 million in the year ended December 31, 2006, an increase of $0.1 million, or 3.0%, from $3.3 million for the year ended December 31, 2005. As a percentage of revenue, research and development expense was 6.3% and 6.1% for the years ended December 31, 2006 and 2005, respectively.

Research and development expense for the years ended December 31, 2006 and 2005 for each of the operating segments was as follows (in thousands):

		%		%
	2006	Revenue	2005	Revenue

Animal Applications	$2,668	7.0	$2,951	8.2
GPS and Radio Communications	774	4.7	392	2.1

Total	$3,442	6.3	$3,343	6.1

The Animal Applications segment’s research and development expense decreased approximately $0.3 million in the year ended December 31, 2006 compared to the year ended December 31, 2005. The research and development expense primarily consists of new product development related to RFID microchips and associated scanners.

The GPS and Radio Communications segment’s research and development expense increased approximately $0.4 million for the year ended December 31, 2006 and relates primarily to the development of the 406.6 MHz product family at Signature Industries Limited.

Interest Expense

Interest expense was $0.5 million and $0.4 million for each of the years ended December 31, 2006 and 2005, respectively. The increase in interest expense relates primarily to an increase in borrowing on our line of credit and capital leases entered into in the second half of 2006.

Income Taxes

We had an income tax benefit of $72,000 and $41,000 in 2006 and 2005, respectively. At December 31, 2006, we had aggregate U.S. federal net operating loss carryforwards of approximately $53.5 million for income tax purposes. The net operating loss carryforwards expire in various amounts through 2026. Approximately $12.1 million of the net operating loss carryforwards were acquired in connection with various acquisitions and are limited as to use in any particular year. A valuation allowance is provided against the net deferred tax assets that more than likely will not be realized.

Discontinued Operations

As discussed above, on July 2, 2007, we completed the sale of our wholly-owned subsidiary, OuterLink Corporation, to Newcomb Communications, Inc. The following discloses the losses from discontinued operations for the years ended December 31, 2006 and 2005:

	Year Ended December 31,
	2006	2005

Revenue	$2,570	$2,276
Cost of sales	1,608	1,402

Gross profit	962	874
Selling, general and administrative expenses	1,181	1,850
Research and development expenses	1,375	1,331
Asset impairment	—	7,141
Other (income) expense	(1)	(176)

Loss from discontinued operations	$(1,593)	$(9,272)

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Revenue

Revenue from operations for the year ended December 31, 2005 was $54.6 million, an increase of $10.0 million, or 22.5%, from $44.5 million in the year ended December 31, 2004. Revenue for the years ended December 31, 2005 and 2004 for each of the operating segments was as follows (in thousands):

		%		%
	2005	Revenue	2004	Revenue

Animal Applications	$35,972	65.9	$25,871	58.1
GPS and Radio Communications	18,578	34.1	18,678	41.9

Total	$54,550	100.0	$44,549	100.0

The Animal Applications segment’s revenue increased approximately $10.1 million, or 39.0%, in the year ended December 31, 2005 compared to the year ended December 31, 2004. The increase in revenue was principally due to an increase in electronic identification and visual product sales to livestock customers of approximately $2.6 million, an increase in microchip sales to companion animal customers of approximately $1.5 million, an increase in microchip sales to fish and wildlife customers of approximately $1.3 million, an increase in sales to VeriChip of approximately $0.6 million, and the inclusion of approximately $3.8 million of revenue from DSD Holding A/S. DSD Holding A/S was acquired on February 28, 2005.

The GPS and Radio Communications segment’s revenue decreased approximately $0.1 million, or 0.5%, in the year ended December 31, 2005 compared to the year ended December 31, 2004. Sales in Signature Industries Limited’s Radio Products division and Clifford and Snell division increased approximately $0.6 million and approximately $0.4 million, respectively, when compared to 2004. Sales in Signature Industries Limited’s SARBE division decreased approximately $1.2 million, primarily due to the completion of the G2R contract with the Indian Air Force in May 2005, which had increased sales over the last two years. Sales at Signature Industries Limited’s SARBE division have increased over the last two years as a result of the G2R contract with the Indian Air Force. Continued growth at Signature Industries Limited may depend on Signature Industries Limited’s ability to win a large contract similar to the contract with the Indian Air Force.

Gross Margin

Gross profit for the year ended December 31, 2005 was $24.6 million, an increase of approximately $4.9 million, or 25.1%, from $19.7 million in the year ended December 31, 2004. As a percentage of revenue, the gross profit margin was 45.1% and 44.2% for the years ended December 31, 2005 and 2004, respectively.

Gross profit for the years ended December 31, 2005 and 2004 for each operating segment was as follows (in thousands):

		%		%
	2005	Revenue	2004	Revenue

Animal Applications	$14,610	40.6	$10,108	39.1
GPS and Radio Communications	10,010	53.9	9,569	51.2

Total	$24,620	45.1	$19,677	44.2

The Animal Applications segment’s gross profit of $14.6 million in the year ended December 31, 2005 increased approximately $4.5 million as compared to $10.1 million in the year ended December 31, 2004. The increase in gross profit relates primarily to increased sales. Gross profit margin increased to 40.6% in 2005 from 39.1% in 2004, primarily due to decreased material costs in 2005.

The GPS and Radio Communications segment’s gross profit of $10.0 million in the year ended December 31, 2005 increased approximately $0.4 million as compared to $9.6 million in the year ended December 31, 2004. Gross profit margin increased to 53.9% in 2005 from 51.2% in 2004. The increase in gross margin relates to increased margins at all four divisions of our subsidiary, Signature Industries Limited.

Selling, General and Administrative Expense

Selling, general and administrative expense increased $4.5 million, or 27.0%, in the year ended December 31, 2005 compared to the year ended December 31, 2004. As a percentage of revenue, selling, general and administrative expense was 38.9% and 37.5% for the years ended December 31, 2005 and 2004, respectively.

Selling, general and administrative expenses for the years ended December 31, 2005 and 2004 for each of the operating segments was as follows (in thousands):

		%		%
	2005	Revenue	2004	Revenue

Animal Applications	$12,650	35.2	$8,682	33.6
GPS and Radio Communications	8,567	46.1	8,030	43.0

Total	$21,217	38.9	$16,712	37.5

The Animal Applications segment’s selling, general and administrative expenses increased approximately $3.9 million in the year ended December 31, 2005 compared to the year ended December 31, 2004 and, as a percentage of revenue, increased to 35.2% from 33.6% in the same respective period. The increase in selling, general and administrative expense relates primarily to a charge of approximately $1.2 million in legal expenses related to the maintenance and protection of our intellectual property, approximately $1.3 million of compensation expense, and approximately $1.2 million of expense related to DSD Holding A/S. DSD Holding A/S was acquired on February 28, 2005.

The GPS and Radio Communications segment’s selling, general and administrative expenses increased approximately $0.5 million in the year ended December 31, 2005 to $8.6 million as compared to $8.0 million in the year ended December 31, 2004, due primarily to increased compensation and sales and marketing expenses at our subsidiary Signature Industries Limited. As a percentage of revenue, selling, general and administrative expenses increased to 46.1% in 2005 from 43.0% in 2004, due to the slight decrease in sales.

Research and Development Expense

Research and development expense was $3.3 million in the year ended December 31, 2005, an increase of $1.3 million, or 64.4%, from $2.0 million for the year ended December 31, 2004. As a percentage of revenue, research and development expense was 6.1% and 4.6% for the years ended December 31, 2005 and 2004, respectively.

Research and development expense (credit) for the years ended December 31, 2005 and 2004 for each of the operating segments was as follows (in thousands):

		%		%
	2005	Revenue	2004	Revenue

Animal Applications	$2,951	8.2	$2,222	8.6
GPS and Radio Communications	392	2.1	(189)	(1.0)

Total	$3,343	6.1	$2,033	4.6

The Animal Applications segment’s research and development expense increased approximately $0.9 million in the year ended December 31, 2005 compared to the year ended December 31, 2004. The increase relates primarily to the development of new large-scale radio frequency identification antenna detection system for a fish and wildlife customer.

The GPS and Radio Communications segment’s research and development credit balance is due to a customer reimbursing Signature Industries Limited for research and development expenses.

Interest Expense

Interest expense was $0.4 million and $1.3 million for each of the years ended December 31, 2005 and 2004, respectively. Included in interest expense for the year ended December 31, 2004 is approximately $0.8 million of discount amortization and deferred debt cost amortization associated with the Laurus financings.

Realized Loss on Applied Digital Common Stock

On March 1, 2004, we issued 3,000,000 shares of our common stock to Applied Digital pursuant to the stock purchase agreement with Applied Digital dated August 14, 2003. The stock purchase agreement provided for Applied Digital to purchase 3,000,000 shares of our common stock, at a price of $2.64 per share, and a warrant to purchase up to 1,000,000 shares of our common stock, which was exercisable for five years beginning February 1, 2004, at a price per share of $3.74, payable in cash or shares of common stock of Applied Digital. The consideration for the sale of the 3,000,000 shares and the warrant was 1,980,000 shares of Applied Digital common stock. As of December 31, 2004, we had sold all of the 1,980,000 shares of Applied Digital common stock for $6.7 million. We accounted for the Applied Digital stock as a trading security under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” In the year ended December 31, 2004, we recorded realized losses on the Applied Digital common stock of $1.2 million. In December 2004, Applied Digital exercised its warrant for 1,000,000 shares of our common stock. Net proceeds to us upon exercise of the warrant were $3.7 million.

Income Taxes

We had an income tax benefit of $41,000 in 2005. At December 31, 2005, we had aggregate U.S. federal net operating loss carryforwards of approximately $47.6 million for income tax purposes. The net operating loss carryforwards expire in various amounts through 2025. Approximately $12.1 million of the net operating loss carryforwards were acquired in connection with various acquisitions and are limited as to use in any particular year. A valuation allowance is provided against the net deferred tax assets that more than likely will not be realized.

Discontinued Operations

As discussed above, on July 2, 2007, we completed the sale of our wholly-owned subsidiary, OuterLink Corporation, to Newcomb Communications, Inc.

On April 19, 2004, we sold certain assets of our Medical Systems segment’s medical services business pursuant to an asset purchase agreement, dated April 8, 2004, by and between us and MedAire, Inc. Assets sold include all of the tangible and intangible intellectual property developed for the operation of the Medical Systems segment’s medical services business, pharmaceutical supplies and other inventory items, customer and supplier contracts, computer software licenses, internet website and domain name and mailing lists. The purchase price was approximately $0.4 million.

In addition, on July 30, 2004, we sold the Medical Systems segment’s land and building for $1.5 million. We recorded a gain of approximately $0.3 million on the sale of the land and building. Net cash received on the sale of the land and building, after paying off the related building mortgage, was approximately $0.4 million. The net loss recorded by us in the year ended December 31, 2004 in connection with exiting this activity was $1.1 million.

The following discloses the losses from discontinued operations for the years ended December 31, 2005 and 2004:

	Year Ended December 31,
	2005	2004

Revenue	$2,276	$2,180
Cost of sales	1,402	1,760

Gross profit	874	420
Selling, general and administrative expenses	1,850	3,097
Research and development expenses	1,331	727
Asset impairment	7,141	—
Other (income) expense	(176)	(188)

Loss from discontinued operations	$(9,272)	$(3,216)

Liquidity and Capital Resources

Our principal use of liquidity is for operating cash requirements, capital needs, and acquisitions. Our source of liquidity has been from operating cash flow and proceeds from investing and financing activities. We expect to generate cash from operations and from financing activities in amounts sufficient to fund the operations of our business over the next twelve months. We funded our acquisition of McMurdo Limited. with the proceeds from the sale of our 10.25% debenture sold to Imperium Master Fund, Ltd. in February, 2007.

Cash Flows

Cash totaled $1.0 million, $1.5 million and $9.9 million in the six months ended June 30, 2007 and in the years ended December 31, 2006 and 2005. Net cash of $0.4 million was provided by operating activities in the six months ended June 30, 2007. Net cash used in operating activities totaled $1.8 million, $5.4 million and $3.3 million in the six months ended June 30, 2006 and in the years ended December 31, 2006 and 2005, and cash provided by operating activities totaled $2.5 million in the year ended December 31, 2004. In 2006, the use of cash was due primarily to an increase in inventories of $0.9 million and an increase in other current assets of $0.9 million. Non-cash charges of $0.9 million for equity-based compensation and $1.9 million for depreciation and amortization were included in the 2006 net loss of $6.8 million.

In 2007, the cash provided by operating activities was due primarily to an increase in accounts payable and accrued expenses of $6.3 million, due to an increase in payables in connection with increased manufacturing activity, as well as $2.9 million associated with the McMurdo Limited operations, offset by an increase in inventory of $1.1 million as a result of a build-up of purchased components for e.Tagtm inventories, and an increase in accounts receivable of $1.1 million, primarily due to the McMurdo Limited purchase price adjustment. Non-cash charges of $0.5 million for equity-based compensation and $1.2 million for depreciation and amortization, along with income of $0.3 million for a reduction in derivative warrant liability, were included in the six months ended June 30, 2007 net loss of $6.2 million.

Net cash used in investing activities totaled $5.5 million, $1.6 million, $4.4 million and $2.4 million in the six months ended June 30, 2007 and 2006 and in the years ended December 31, 2006 and 2005. The principal uses of cash from investing activities in the six months ended June 30, 2007 were payments for acquisition costs of $4.7 million and property and equipment expenditures of $0.9 million. The principal uses of cash from investing activities in 2006 were $1.0 million used in the purchase of DSD Holding A/S and $2.9 million of property, plant and equipment expenditures. The principal uses of cash from investing activities in 2005 were $1.4 million used in the purchase of DSD Holding A/S and $1.2 million of property, plant, and equipment expenditures.

Net cash provided by (used in) financing activities totaled $4.5 million, $0.5 million, $1.4 million and ($1.6) million in the six months ended June 30, 2007 and 2006 and in the years ended December 31, 2006 and 2005. In the six months ended June 30, 2007, cash provided by financing activities consisted of proceeds of $6.0 million from the issuance of the debenture, partially offset by payments on notes payable and long-term debt of $0.8 million and payments for financing costs of $0.7 million. In the same period in 2006, cash provided by financing activities consisted of proceeds from the exercise of options and warrants of $0.6 million. In 2006, cash provided by financing activities consisted of proceeds from the exercise of stock options and warrants of $0.6 million and borrowings on our line of credit. The principal use of cash from financing activities in 2005 was $1.5 million to repurchase 328,100 shares of our common stock in market transactions.

Financing and Liquidity

In the six months ended June 30, 2007, we obtained approximately $5.9 million in cash and increased our total amount of debt from $8.2 million as of December 31, 2006 to $14.1 million as of June 30, 2007. The primary reason for the increase in debt relates to the issuance of our debenture in February 2007. The proceeds from the debenture were used primarily to fund the acquisition of McMurdo Limited, which was acquired in April, 2007. In 2006, we used approximately $8.4 million in cash and increased our total amount of debt from $6.0 million at December 31, 2005 to $8.2 million at December 31, 2006. The primary reason for the increase in debt relates to capital leases entered into in 2006 and additional borrowings on our line of credit.

The $14.1 million of debt outstanding at June 30, 2007 is comprised of the following (in thousands):

June 30,
2007

Mortgage notes payable-Animal Applications and Corporate facilities	$2,197
Line of Credit — DSD Holding A/S	3,067
Equipment Loans/Notes Payable — DSD Holding A/S	1,299
Capital lease obligations	1,565
10.25% Senior Secured Debenture	6,000

$14,128

The $8.2 million of debt outstanding at December 31, 2006 is comprised of the following (in thousands):

December 31,
2006

Mortgage notes payable-Animal Applications and Corporate facilities	$2,226
Line of Credit — DSD Holding A/S	3,013
Equipment Loans/Notes Payable — DSD Holding A/S	1,398
Capital lease obligations	1,526

$8,163

Equipment Loans-DSD Holding A/S

DSD Holding A/S is party to equipment loans that are collateralized by production equipment. Principal and interest payments totaling approximately 0.3 million Danish kroner, or DKK ($46,000 at June 30, 2007), are payable monthly. Payments are due through July 2010. The interest rate on the loans is variable and ranges from 6.0% to 7.8% as of June 30, 2007.

Line of Credit-DSD Holding A/S

DSD Holding A/S and its wholly-owned subsidiary, Daploma International A/S, are party to a credit agreement with Danske Bank A/S. On June 1, 2006, DSD Holding A/S and Daploma International A/S amended the borrowing availability from DKK 12 million (approximately $2.2 million at June 30, 2007) to DKK 18 million (approximately $3.3 million at June 30, 2007). In connection with the amendment, we executed a letter of support which confirms that we shall maintain our holding of 100% of the share capital of Daploma International A/S, and that we shall neither sell, nor pledge, nor in any way dispose of any part of Daploma International A/S or otherwise reduce our influence on Daploma International A/S without the prior consent of Danske Bank A/S. Interest is determined quarterly and is based on the international rates Danske Bank A/S can establish on a loan in the same currency on the international market plus 2.0%. At June 30, 2007, the annual interest rate on the facility was 6.5%. Borrowing availability under the credit facility considers guarantees outstanding. At June 30, 2007, the borrowing availability on the credit agreement was DKK 0.9 million (approximately $0.2 million at June 30, 2007). The credit agreement shall remain effective until further notice. DSD Holding A/S can terminate the credit agreement and pay the outstanding balance, or Danske Bank A/S may demand the credit line be settled immediately at any given time, without prior notice.

Note Payable-DSD Holding A/S

As of June 30, 2007, DSD Holding A/S is party to a note payable with Danske Bank. Principal and interest payments of DKK 0.3 million ($55,000 at June 30, 2007), plus interest, are payable quarterly through December 15, 2008. The interest rate on the note is calculated based on the international rates Danske Bank can establish on a loan in DKK in the international market plus 2.0%. The interest rate on the note payable was 5.5% at June 30, 2007.

Invoice Discounting Agreement

On April 9, 2003, Signature Industries Limited entered into an invoice discounting agreement, which we refer to as the RBS Invoice Discounting Agreement, with The Royal Bank of Scotland Commercial Services Limited, which we refer to as RBS. The RBS Invoice Discounting Agreement provides for Signature Industries Limited to sell, with full title guarantee, most of its receivables, as defined in the RBS Invoice Discounting Agreement. Under the agreement, RBS prepays 80% of the receivables sold in the United Kingdom and 80% of the receivables sold in the rest of the world, not to exceed an outstanding balance of £2,000,000 (approximately $4.0 million at June 30, 2007) at any given time. RBS pays Signature Industries Limited the remainder of the receivable upon collection of the receivable. Receivables which remain outstanding 90 days from the end of the invoice month become ineligible, and RBS may require Signature Industries Limited to repurchase the receivable. The discounting charge accrues at an annual rate of 1.5% above the base rate, as defined in the RBS Invoice Discounting Agreement (5.75% at June 30, 2007). Signature Industries Limited pays a commission charge to RBS of 0.16% of each receivable balance sold. The RBS Invoice Discounting Agreement requires a minimum commission charge of £833 (approximately $1,700) per month. Discounting charges of $33,000 and $57,000 are included in interest expense for the three and six months ended June 30, 2007, respectively. As of June 30, 2007, $1.5 million of receivables were financed under the RBS Invoice Discounting Agreement, as amended.

Revolving Invoice Funding Facility

On March 23, 2007, we entered into a revolving invoice funding facility with Greater Bay Business Funding, a division of Greater Bay Bank N.A. The Greater Bay facility provides that we sell and assign to Greater Bay all rights, title, and interest in the accounts receivable of Digital Angel Technology Corporation. Under the Greater Bay facility, Greater Bay advances 80% of the eligible receivables, as defined, not to exceed a maximum of $5,000,000 at any given time. Greater Bay pays the remainder of the receivable upon collection. Interest is payable on the daily outstanding balance of funds drawn and is equal to the Greater Bay Bank N.A. prime rate (8.25% at June 30, 2007) plus 3.00%. The Greater Bay facility has an initial term of 12 months and is guaranteed by security interests covering all accounts, contract rights, and general intangibles relating to our accounts receivable. As of June 30, 2007, $2.1 million of receivables were financed under the Greater Bay facility. The obligations under this facility were terminated and repaid in full on September 4, 2007. See “Significant Factors Affecting our Results of Operations and Financial Condition—Digital Angel’s Financing” beginning on page 130.

10.25% Senior Secured Debenture

On February 6, 2007, we entered into a securities purchase agreement pursuant to which we sold to Imperium Master Fund, Ltd. a debenture in the original principal amount of $6,000,000 and a five-year warrant to purchase 699,600 shares of the our common stock at a per share exercise price of $2.973. The proceeds of the debenture were used primarily to fund the acquisition of McMurdo Limited.

On June 28, 2007, we, in connection with our planned sale of OuterLink Corporation, entered into amendments of the securities purchase agreement and the registration rights agreement between us and Imperium Master Fund, Ltd. As consideration, we exchanged the 699,600 existing warrants for 841,000 newly issued seven-year warrants with an exercise price of $1.701.

The warrants contain certain anti-dilution provisions, and, accordingly, we have accounted for the fair value of the warrants as a derivative liability subject to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” At issuance, the fair value of the 699,600 five-year warrants, as calculated using the Black-Scholes valuation model, was $1,253,000 using the following assumptions: volatility of 83.13%, risk-free interest rate of 4.6%, dividend rate of 0.0% and expected life of 5 years. The fair value of the warrants was recorded as a discount to the debenture and is being amortized to interest expense over the life of the debenture. The warrant fair value is revalued at each balance sheet date using the Black-Scholes valuation model, with changes in value recorded in the condensed consolidated statement of operations as income or expense. At June 30, 2007, the warrant derivative fair value for the 841,000 seven-year warrants then outstanding was $958,000 using the following assumptions: volatility of 73.91%, risk-free interest rate of 4.6%, dividend rate of 0.0% and expected life of 7 years. Approximately $105,000 of expense and approximately $296,000 of income is included in the condensed consolidated statement of operations for the three and six months ended June 30, 2007, respectively, as a result of the changes in the fair value of the warrant.

On August 24, 2007, we and Imperium Master Fund, Ltd. agreed to an extension of the repayment date of the debenture by up to one month, or until September 27, 2007.

On September 4, 2007, we used the proceeds from the intercompany loan to pay 102% of the outstanding principal amount of the debenture, plus all accrued and unpaid interest. See “Significant Factors Affecting our Results of Operations and Financial Condition — Intercompany Loan.”

We will be required to generate funds to repay the intercompany loan through a combination of operating cash flow, borrowings under our existing invoice discounting agreement, and other financing arrangements and/or third party financings. Our historical sources of liquidity have included proceeds from the sale of common stock, proceeds from the issuance of debt, proceeds from the sale of one of our businesses, proceeds from the sale of shares of Applied Digital’s common stock under share exchange agreements, and proceeds from the exercise of stock options and warrants. In addition to these sources, other sources of liquidity may include the raising of capital through private placements or public offerings of debt or equity securities and proceeds from the sale of additional businesses. However, going forward, some of these sources may not be available or, if available, they may not be on favorable terms. Therefore, our failure to generate funds through additional financings may result in our inability to continue as a going concern.

The following table summarizes our fixed cash obligations as of December 31, 2006 over various future years (in thousands):

		Payments Due by Period
		Less than	1-3	4-5	After
Contractual Cash Obligations	Total	1 Year	Years	Years	5 Years

Notes Payable and Long-Term Debt	$8,163	$4,127	$1,650	$2,386	$—
Operating Leases	19,088	726	1,198	1,065	16,099
Employment Contracts	1,217	1,183	34	—	—

	$28,468	$6,036	$2,882	$3,451	$16,099

The McMurdo Limited acquisition agreement included an additional purchase consideration to be paid to the sellers of McMurdo Limited, based on revenues in 2007. We expect to pay approximately $2.0 million in additional purchase price consideration during the fourth quarter of 2007, since McMurdo Limited’s revenue is expected to exceed the threshold.

Recently Issued Accounting Standards

In December 2004, SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS 123R) was issued. SFAS 123R replaced SFAS No. 123 and supersedes APB Opinion No. 25. The provisions of SFAS 123R became effective for us beginning January 1, 2006. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. We vested all of our out-of-the-money, unvested stock options issued to current employees, officers and directors prior to November 15, 2005 on December 30, 2005, and, therefore, we do not expect that the initial adoption of SFAS 123R will have a material impact on our consolidated results of operations and earnings (loss) per share. However, going forward, as we grant more options or other share-based compensation, we expect that the impact may be material.

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 amends Accounting Research Bulletin (ARB) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overhead to inventory be based on the normal capacity of the production facilities. We adopted SFAS No. 151 beginning January 1, 2006. The adoption of SFAS No. 151 did not have a material impact on the consolidated results of our operations, financial position or cash flows.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets” (SFAS 153). This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets, and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 did not have a material impact on the consolidated results of our operations or financial position.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections a replacement of APB No. 20 and FAS No. 3” (SFAS 154). SFAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. SFAS 154 also applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS 154 is effective for all accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We believe the adoption of SFAS 154 will not have an impact on our financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FAS No. 109” (FIN 48), which clarifies the accounting for uncertainty in income taxes. Currently, the accounting for uncertainty in income taxes is subject to significant and varied interpretations that have resulted in diverse and inconsistent accounting practices and measurements. Addressing such diversity, FIN 48 prescribes a consistent recognition threshold and measurement attribute, as well as clear criteria for subsequently recognizing, derecognizing and measuring changes in such tax positions for financial statement purposes. FIN 48 also requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006. We have not yet determined the impact of FIN 48 on our consolidated financial position, results of operations, cash flows or financial statement disclosures.

In September 2006, FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R),” which requires employers to: (a) recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status; (b) measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year; and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income of a business entity. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006, for entities with publicly-traded equity securities. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. We have determined that the adoption of SFAS No. 158 will not have a material affect on our consolidated financial position, results of operations, cash flows or financial statement disclosures.

Also in September 2006, FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Earlier application is encouraged provided that the reporting entity has not yet issued financial statements for that fiscal year including financial statements for an interim period within that fiscal year. We are assessing SFAS No. 157 and have not yet determined the impact that the adoption of SFAS No. 157 will have on our consolidated results of operations or financial position.

In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” including an amendment of FASB Statement 115. This Statement provides companies with an option to report selected financial assets and liabilities at fair value. This Statement is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. We are assessing SFAS No. 159 and have not yet determined the impact that the adoption of SFAS No. 159 will have on our consolidated results of operations or financial position.

Quantitative and Qualitative Disclosures about Market Risk

Digital Angel has operations and sales in various regions of the world. See “Description of Digital Angel’s Business — Government Regulation — Financial Information About Geographic Areas.” Additionally, Digital Angel exports to, and imports from, other countries. Digital Angel’s operations may, therefore, be subject to volatility because of currency fluctuations, inflation and changes in political and economic conditions in these countries. Sales and expenses may be denominated in local currencies and may be affected as currency fluctuations affect Digital Angel’s product prices and operating costs or those of its competitors.

Digital Angel presently does not use any derivative financial instruments to hedge its exposure to adverse fluctuations in interest rates, foreign exchange rates, fluctuations in commodity prices or other market risks, nor does it invest in speculative financial instruments. However, as Digital Angel’s international business increases, it may consider hedging its exposure to such market risks.

Due to the nature of Digital Angel’s borrowings and its short-term investments, Digital Angel has concluded that there is no material market risk exposure, and, therefore, no quantitative tabular disclosures are required.

DESCRIPTION OF DIGITAL ANGEL’S BUSINESS

General

Digital Angel develops and deploys sensor and communications technologies that enable rapid and accurate identification, location tracking, and condition monitoring of high-value assets. Applications for Digital Angel’s products include identification and monitoring of humans, pets, fish, poultry and livestock through its patented implantable microchips; location tracking and message monitoring of vehicles and aircraft in remote locations through systems that integrate GPS and geosynchronous satellite communications; and monitoring of asset conditions, such as temperature and movement, through advanced miniature sensors. Digital Angel operates in two business segments: (1) Animal Applications and (2) GPS and Radio Communications.

The Animal Applications segment develops, manufactures and markets visual and electronic identification tags and RFID microchips, primarily for identification, tracking and location of companion pets, horses, livestock, fish and wildlife worldwide, and, more recently, for animal bio-sensing applications, such as temperature reading for companion pet, horse and livestock applications. The Animal Applications segment consists of Digital Angel’s operations located in Minnesota, DSD Holding A/S and its wholly and majority-owned subsidiaries located in Denmark and Poland, and Digital Angel International, Inc. and its subsidiaries located in Argentina, Brazil, Chile, Paraguay and Uruguay. The positive identification and tracking of livestock and fish are crucial for asset management and for disease control and food safety. In addition to the visual ear tags which have been sold by Digital Angel since the late 1940s, Animal Applications utilizes RFID technologies in its electronic ear tags and implantable microchips.

The GPS and Radio Communications segment designs, manufactures, and markets GPS-enabled equipment used for location tracking and message monitoring of marine vehicles, aircraft and people in remote locations. The GPS and Radio Communications segment consists of the operations of Digital Angel’s subsidiary, Signature Industries Limited, located in the United Kingdom, and includes the operations of the McMurdo Limited business acquired by Signature Industries Limited in April 2007. Its focus is in the areas of search and rescue and locator beacons, and tracking systems, which include mobile satellite data communications service and software for mapping and messaging for a variety of industries, including the military, air and ground ambulance operators, law enforcement agencies and energy companies.

Digital Angel was incorporated in Delaware on December 1, 1981. Digital Angel’s corporate headquarters are located at 490 Villaume Avenue, South St. Paul, MN 55075. Its telephone number is 651-455-1621.

Recent Events

In April 2007, Digital Angel, through its subsidiary Signature Industries Limited, acquired certain assets and customer contracts of McMurdo Limited, a United Kingdom-based subsidiary of Chemring Group Plc and manufacturer of emergency location beacons, for a purchase price of $4.7 million in cash. McMurdo Limited develops and manufactures safety equipment technology. Its products, including the original EPIRB (Emergency Position Indicating Radio Beacon) and the first GMDSS (Global Maritime Distress and Safety System) and the approved Search and Rescue Transponder, have become standard life-saving equipment on many recreational, commercial and military marine vehicles. This acquisition was made to broaden Digital Angel’s emergency location beacon product offering to serve the military and commercial maritime sectors and provide stability to Digital Angel’s revenue base. The McMurdo Limited acquisition agreement included an additional purchase consideration to be paid to the sellers of McMurdo Limited, based on revenues in 2007. We expect to pay approximately $2.0 million in additional purchase price consideration during the fourth quarter of 2007, since McMurdo Limited’s revenue is expected to exceed the threshold.

Discontinued Operations

In May 2007, Digital Angel entered into a stock purchase agreement with Newcomb Communications, Inc. to sell 100% of the issued and outstanding shares of stock of OuterLink Corporation. OuterLink Corporation, which operated in Digital Angel’s GPS and Radio Communications business segment, provides satellite-based mobile asset tracking and data messaging systems used to manage the deployment of aircraft and land vehicles. On July 2, 2007, Digital Angel completed the sale of OuterLink Corporation. The consideration, which is subject to certain adjustments based on OuterLink Corporation’s closing balance sheet, initially consisted of a cash payment of $800,000 and a promissory note of $200,000, which matures on December 31, 2007. As a result of the sale of OuterLink Corporation, its operations are included as part of Digital Angel’s discontinued operations.

In connection with the closing, Digital Angel also executed a one-year non-competition agreement with OuterLink Corporation. Mr. Paul F. Newcomb, president of Newcomb Communications, Inc., was the founder and president of the predecessor company to OuterLink Corporation, which Digital Angel acquired in January 2004.

Industry Overview

Digital Angel’s current activities encompass the development and marketing of RFID and GPS-enabled identification and location products.

RFID has become an important technology widely adopted and used in the automotive identification market, an industry characterized by identifying and locating objects electronically. RFID systems identify objects using radio frequency transmissions, typically achieved with communication between a microchip or tag and a scanner or reader. Historically, RFID has been used to identify objects in the retail, transportation and logistics industries, as well as to identify and locate livestock and companion pets. Prior to the adoption of RFID, users identified and tracked objects manually, as well as through the use of bar code technology. These solutions were limited because of the need for ongoing human intervention and the lack of instantaneous location capabilities.

RFID technology seems to possess greater range, accuracy, speed and lower line-of-sight requirements than bar code technology.

The basic components of an RFID system consist of:

•	a “tag” containing a microchip-equipped transponder, an antenna and a capacitor, which is attached to the item to be identified, located or tracked, and which wirelessly transmits stored information to a receiver;

•	one or more receivers, also referred to as readers, which are devices that read the tag by sending out an RFID signal to which a tag, in the range of the signal, responds; and

•	the equipment, cabling, computer network and software applications to use the processed data for one or more applications.

Most RFID systems use either “active” or “passive” tags, with the choice reflecting the different characteristics of the tags and the nature of the RFID system application. The key difference in the technology is that active RFID systems deploy tags with battery-powered microchips that emit a signal at regular intervals or continuously, and do not rely on power from the reader to operate, while passive RFID systems deploy tags with microchips that have no attached power supply and receive an activating charge from the reader’s signal. Applications that require receipt of signals between the tag and the reader beyond approximately 10 meters in range usually need a battery in the tags.

Digital Angel’s RFID businesses focus on (1) companion pet identification and safeguarding, and (2) livestock/fish identification tracking and food safety and traceability (e.g., livestock tracking).

Pet Identification and Safeguarding

Pet identification and safeguarding systems involve the insertion of a microchip with identifying information in the animal. RFID scanners at animal shelters, veterinary clinics and other locations read the microchip’s unique identification number. Through the use of a database, the unique identification number identifies the animal, the animal’s owner, and other relevant information. As a result of the recent expansion of the capabilities of the electronic chips (e.g., providing feedback on the health of the animal, such as a temperature reading), Digital Angel believes the market is expected to expand even further and more rapidly.

Livestock/Fish Identification Tracking and Food Safety and Traceability

The use of RFID technology in the tracking of livestock in the U.S. received a boost in December 2003 when a cow in Mabton, Washington was found to have Chronic Wasting Disease (commonly referred to as Mad Cow Disease), resulting in the banning of the U.S. cattle industry’s exports. Since that time, the USDA and other state agencies, and the Canadian government, have been initiating pilot programs designed to test the viability of large-scale food animal identification and tracking systems. Currently, most livestock producers use visual rather than electronic identification tags. Cattle and other livestock tend to move from place to place, and from owner to owner. For this reason, visual tags have limitations in terms of the ability to trace where a diseased animal has been and what other animals could have been exposed to it. The USDA is targeting a national identification system that would allow such tracing within 48 hours, enabling the implementation of quarantines effectively and efficiently and helping to protect the value of farmers’ livestock investments. During 2006, the Canadian government decided to extend a national program through December 2007 for the funding of livestock RFID readers and scanning systems. The government-backed program is part of Food Safety and Quality within Agri-Food Canada to reimburse eligible participants by defraying a part of the cost of RFID equipment used to scan electronically-identified animals as they move from farm to market.

RFID microchips are also used for the tagging of fish, especially salmon, for identification by biologists and governments in environmental programs and studies, migratory studies, and other purposes. These microchips are accepted as a safe, reliable alternative to traditional identification methods because, once the fish are implanted with the microchips, they can be identified without recapturing or sacrificing the fish.

GPS and Radio Communications

Global Navigation Satellite System (GNSS) is the standard generic term for satellite navigation systems that provide autonomous geospatial positioning with global coverage. The Navigation Satellite Timing and Ranging Global Position System, or NAVSTAR GPS, which was developed by the U.S. Department of Defense, is the only fully operational GNSS. The satellite constellation is managed by the U.S. Air Force 50th Space Wing. Although the cost of maintaining the system is approximately $400 million per year, including the replacement of aging satellites, GPS is free for civilian use as a public good. In addition to NAVSTAR GPS, there is some indication that other nations may begin deploying GNSS. The Russian GLONASS positioning system is a GNSS in the process of being restored to full operation. The European Union Galileo positioning system is a next-generation GNSS in the initial deployment phase, scheduled to be operational in a few years, and China has indicated that it may expand its regional Beidou navigation system into a global system.

A GPS receiver calculates its position by measuring the distance between itself and three or more GPS satellites. Measuring the time delay between transmission and reception of each GPS radio signal gives the distance to each satellite, since the signal travels at a known speed. The signals also carry information about the satellites’ location. By determining the position of, and distance to, at least three satellites, the receiver can compute its position using trilateration. Receivers typically do not have perfectly accurate clocks and, therefore, track one or more additional satellites to correct the receiver’s clock error.

The original motivation for satellite navigation was for military applications. Today, GNSS systems have a wide variety of civilian uses, such as:

•	Navigation, ranging from personal hand-held devices for trekking to devices fitted to cars, trucks, ships and aircraft;

•	Synchronization;

•	Location-based services, such as enhanced 911;

•	Surveying;

•	Entering data into a geographic information system;

•	Search and rescue;

•	Geophysical sciences; and

•	Tracking devices used in wildlife management.

Digital Angel’s focus is in the areas of search and rescue and locator beacons. Digital Angel believes that there is excellent growth potential in each of its markets and particularly, for it, in sales of its military personnel location beacons due to recent technology improvements. However, each market in which Digital Angel competes is highly competitive.

Operating Segments

Digital Angel operates in two business segments: Animal Applications and GPS and Radio Communications. In the year ended December 31, 2006, the Animal Applications segment represented 70% of Digital Angel’s consolidated revenue, and the GPS and Radio Communications segment represented 30% of Digital Angel’s consolidated revenue. Each of these segments is presented below.

Animal Applications Segment

Principal Products and Services

Digital Angel’s Animal Applications segment develops, manufactures and markets visual and electronic identification tags and RFID microchips, primarily for the identification, tracking and location of companion pets, horses, livestock, fish and wildlife worldwide, and, more recently, for animal bio-sensing applications, such as temperature reading for companion pet, horse and livestock applications. Digital Angel’s Animal Applications segment’s proprietary products focus on pet identification and safeguarding and the positive identification and tracking of livestock and fish, which is crucial for asset management and for disease control and food safety. This segment’s principal products are:

•	visual and electronic ear tags for livestock; and

•	implantable microchips and RFID scanners for the companion pet, horse, livestock, fish and wildlife industries.

Digital Angel holds patents on its syringe-injectable microchip for use in animals. Each microchip is individually inscribed and programmed to store a unique, permanent 10- to 16-digit alphanumeric identification code. These microchips are passive electronic devices ranging in size from 12 to 28 millimeters in length and 2.1 to 3.5 millimeters in diameter. The microchip is coupled with an antenna and placed either in a two-piece plastic e.Tagtm or in a glass-like injectable capsule. The e.Tagtm is primarily used in livestock application and typically affixed to the ear of the animal. The implantable microchip is injected under the skin using a hypodermic syringe, without requiring surgery. Each capsule is coated with a polymer, BioBondtm, to form adherence to tissue, thereby preventing migration in the host’s body. An associated scanner device uses radio frequency to interrogate the microchips and read the code. During 2006, Digital Angel received a patent for its Bio-Thermo® implantable microchip product, which provides temperature readings of animals by simply passing an RFID handheld scanner over the animal or by having the animal walk through a portal scanner.

Digital Angel’s pet identification and safeguarding systems involve the insertion of a microchip with identifying information in the animal. RFID scanners at animal shelters, veterinary clinics and other locations read the microchip’s unique identification number. Through the use of a database, the unique identification number identifies the animal, the animal’s owner, and other relevant information. Digital Angel has an established infrastructure with RFID scanners placed in approximately 75,000 global animal shelters and veterinary clinics. More than 3.5 million companion animals in the U.S. have been enrolled in Digital Angel’s distributor’s database, and a pet is recovered in the U.S. by that system every six minutes.

Digital Angel’s miniature RFID microchips are also used for the tagging of fish, especially salmon, for identification by biologists and governments in environmental programs and studies, migratory studies, and other purposes. These microchips are accepted as a safe, reliable alternative to traditional identification methods because, once the fish are implanted with the microchips, they can be identified without recapturing or sacrificing the fish. During 2006, Digital Angel installed what it believes is the world’s largest RFID-ready system, a 16-foot by 16-foot RFID antenna designed to electronically track indigenous salmon populations. In addition, Digital Angel launched its second-generation unitary core transponders. These updated transponders are designed to provide greater reader reliability while increasing reader range.

In addition to pursuing the market for permanent identification of companion animals and tracking microchips for fish, Digital Angel also produces visual identification and RFID products, principally for livestock producers. The tracking of cattle and hogs is crucial in order to provide security both for asset management and for disease control and food safety. Digital Angel has marketed visual identification products for livestock since the 1940s. Digital Angel has marketed electronic identification products for livestock since the late 1990s. Visual identification products typically include numbered ear tags. Electronic identification products for livestock are currently being utilized by livestock producers and as part of various pilot studies for the USDA’s and other state and governmental cattle identification programs. Currently, sales of visual products represent a substantial percentage of Digital Angel’s sales to livestock producers. However, the use of electronic identification products by livestock producers has been steadily increasing, and Digital Angel expects the trend toward electronic identification products to continue.

In addition to the use in animal applications, Digital Angel’s implantable microchip was cleared by the FDA for medical applications in humans in the United States in October 2004. Digital Angel has a long-term exclusive distribution and licensing agreement with VeriChip covering the manufacturing, purchasing and distribution of the implantable microchip. Sales to VeriChip were $0.4 million, $0.7 million, and $0.1 million in the years ended December 31, 2006, 2005 and 2004, respectively.

Growth Strategy

The principal components of Digital Angel’s Animal Applications segment’s growth strategy are to:

•	Focus on animal identification products in the growing livestock, fish and wildlife industries;

•	Become a major player in the food source traceability and safety tracking systems arena; and

•	Increase Digital Angel’s market share in the pet identification and equine markets, with enhanced products such as Digital Angel’s Bio-Thermo product.

Through Digital Angel’s Animal Applications segment, Digital Angel is one of the leading suppliers in the U.S. of RFID-enabled implantable microchip products for companion animals, laboratory animals, fish and wildlife, and visual and electronic identification tags for livestock. The chipping of companion pets has increased in Europe, in part, because, in 2004, several European countries began requiring that all pets crossing their borders be identified with either a tattoo or a microchip. In addition, world-wide standardization of the frequency on which the microchips operate will most likely lead to higher world-wide chipping rates. Digital Angel’s chips can be read by the world standard, which is 134.2 kilohertz.

The USDA, the states of Kansas and Minnesota, and the government of Canada are utilizing Digital Angel’s RFID system for use in their respective large-scale food animal identification programs. These pilot programs may lead to implementation of national and/or regional RFID-enabled identification programs.

In April 2006, Digital Angel was awarded a U.S. Patent for its Bio-Thermo® temperature-sensing, implantable RFID microchip designed for non-laboratory applications that uses RFID technology to determine the body temperature of its host animal. Potential applications for the Bio-Thermo® chip include non-invasive monitoring of temperatures in cats, dogs, livestock and horses and early detection of infectious diseases, such as Avian Bird Flu in poultry. Digital Angel has begun a national initiative to target the use of its Bio-Thermo® microchips to address the more than $100 million U.S. equine market for identification products. There are approximately eight million horses in the U.S. that are covered by identification and health status surveillance, which is required by local and state equine animal health professionals. Since late 2005, the California Horseracing Board, a division of the California Department of Agriculture, has been using federal funds to implant all new, incoming young horses entering their racing career with Digital Angel’s Bio-Thermo® microchips. To date, the California Horseracing Board has purchased 1,500 Bio-Thermo® chips, out of an order of 4,000, and an estimated 500 horses at Southern California racetracks have already been successfully implanted. The New York State Horse Health Assurance Program recently implemented a comprehensive health campaign that utilizes Bio-Thermo® microchips, and other state agencies are expected to launch similar programs.

In addition, future product enhancements include read/write microchips and new scanning systems that will extend the capabilities of Digital Angel’s products, while integrating them with evolving animal management systems. Digital Angel intends to continue to develop new products based on its customers’ needs. Digital Angel plans to continue to provide product offerings to identified market needs, including, but not limited to, Country of Origin Labeling (COOL) and food traceability safety.

Sales, Marketing and Distribution

Digital Angel’s companion pet identification and location system is marketed in the U.S. by Schering-Plough, under the brand name Home Again® Pet Recovery Service. In February 2007, Digital Angel signed a new exclusive distribution agreement with Schering-Plough Home Again LLC, a wholly-owned subsidiary of Schering-Plough, to provide electronic identification microchips and scanners as part of the Home Again® Proactive Pet Recovery Network. Schering-Plough’s new network, which markets the complete electronic pet identification system under the brand name HomeAgain®, is the nation’s first comprehensive system to assist in the search for lost pets. The new Schering-Plough distribution agreement is for a period of two years, which may be extended for one year, and does not provide for minimum purchase requirements by Schering-Plough.

Digital Angel’s product is also marketed by various other companies, including (i) in some countries in Europe by Merial Pharmaceutical under the Indexel® brand; (ii) in the United Kingdom and Ireland by Animalcare under the idENTICHIP® brand; and (iii) in other European countries and in Australia, New Zealand and Japan by various distributors under the LifeChip® brand. Digital Angel has an established infrastructure with readers placed in approximately 75,000 global animal shelters and veterinary clinics.

BioMark, Inc. is Digital Angel’s U.S. distributor for its fish and wildlife RFID microchip products. Electronic identification products for livestock are sold directly to Digital Angel’s customers under the Destron brand. Digital Angel has multi-year supply and distribution agreements with certain customers, which have varying expiration dates. The remaining terms of such agreements are between one and eight years. The supply and distribution agreements describe products, delivery and payment terms and distribution territories. Digital Angel’s agreements generally do not have minimum purchase requirements and can be terminated without penalty.

For the year ended December 31, 2006, Schering-Plough accounted for approximately 15% of Digital Angel’s revenues. Digital Angel believes it would be able to arrange for a third party to distribute its implantable microchips in the U.S. if Schering-Plough no longer distributed them. However, it may be difficult and time-consuming for Digital Angel to arrange for distribution of the implantable microchip by a third party, which may negatively affect future sales.

Digital Angel’s principal customers for electronic identification devices for fish are Pacific States Marine and the U.S. Army Corps of Engineers. The loss of, or a significant reduction in, orders from these customers could have a material adverse effect on Digital Angel’s financial condition and results of operations.

Competition

The animal identification market is highly competitive. The principal competitors in the U.S. visual identification market are AllFlex USA, Inc. and Y-Tex Corporation, and the principal competitors in the RFID market are Avid Identification Systems, Inc., AllFlex, USA, Inc. and Datamars SA. Digital Angel believes that its intellectual property position and reputation for high-quality products are its competitive advantages.

Digital Angel’s principal competitors in Europe are Allflex and Merko. Digital Angel believes that its efficient low-cost production, reputation for high-quality ear tags, and its clear focus on the market are its competitive advantages. Digital Angel expects its competitors to continue to improve the performance of, and support for, their current products. Digital Angel also expects that, like Digital Angel, they will introduce new products, technologies or services. Digital Angel’s competitors’ new or upgraded products could adversely affect sales of Digital Angel’s current and future products.

Manufacturing; Supply Arrangements

Digital Angel’s Animal Applications segment has not been materially adversely affected by the inability to obtain raw materials or products during the past three years. The segment relies solely on a production arrangement with RME for the assembly of its patented syringe-injectable transponders. The term of that agreement ends on June 30, 2010, subject to earlier termination by either party if, among other things, the other party breaches the agreement and does not remedy the breach within 30 days of receiving notice. Under the agreement, RME is Digital Angel’s preferred supplier of the glass encapsulated, syringe-implantable transponders, provided that RME’s pricing remains market competitive. Certain of the automated equipment and tooling used in the production of the transponders are owned by Digital Angel; other automated equipment and tooling is owned by RME. It would be difficult and time-consuming for Digital Angel to arrange for production of the transponders by a third party. Accordingly, Digital Angel cannot assure that it would be able to procure alternative manufacturing capability if it is unable to obtain the implantable microchip from RME or another supplier.

Digital Angel’s Animal Applications segment’s other principal suppliers are TSI Molding, Inc., BASF Corporation and Creation Technologies. Digital Angel generally does not enter into contracts with these suppliers.

GPS and Radio Communications Segment

Principal Products and Services

Digital Angel’s GPS and Radio Communications segment’s proprietary products provide location tracking and message monitoring of vehicles, aircraft, and people in remote locations. This segment’s principal products are:

•	GPS-enabled search and rescue equipment and intelligent communications products and services for telemetry, mobile data and radio communications applications, including Digital Angel’s SARBEtm brand, which serve commercial and military markets; and

•	Alarm sounders for industrial use and other electronic components.

GPS-Enabled Search and Rescue Equipment and Intelligent Communications Products

Digital Angel’s PLBs, which are sold under the SARBEtm brand name, are used by military air crew in the event of an ejection or other event requiring emergency evacuation of an aircraft in a remote, possibly hostile location. Digital Angel’s majority-owned subsidiary, Signature Industries Limited, which is based in the United Kingdom, has been developing and manufacturing PLBs for five decades. Reports of Second World War airmen and sailors at sea awaiting rescue, with little more than the faint hope that a passing ship would find them, was the catalyst that inspired Signature Industries Limited to develop a new way of saving lives by making the search part of search and rescue more effective. Today, Digital Angel believes that it is a world-leading supplier of PLBs and its SARBEtm trademark is widely considered a generic term for these devices, which are now found on ships, aircraft and submarines in the armed forces of over 40 countries. United Kingdom airmen were among the first to carry these life-saving devices. Today, every Royal Air Force, Royal Navy and Army airman carries a SARBEtm. PLBs are also packed in the survival packs of life rafts on military ships. Digital Angel’s latest-generation SARBEtm for military personnel is the software-defined SARBEtm G2R, which provides true global reach and recovery. This programmable radio features peacetime and combat modes. As with previous PLBs, G2R can be configured to operate with any fast jet ejection seat and incorporates a specially-designed system that automatically activates the beacon and deploys the antenna to the optimum position. This ensures that, even if aircrew are unconscious or injured, the SARBEtm transmission will be initiated immediately as no human intervention is required, reducing the time it takes to initiate a search. Digital Angel’s SARBEtm G2R has been approved to operate on the COSPAS-SARSAT Satellite System. COSPAS-SARSAT is the internationally-funded satellite system operator that detects activated search and rescue beacons and is responsible for approving all rescue beacons.

Digital Angel is also a distributor of two-way communications equipment in the United Kingdom. Its products range from conventional radio systems for the majority of radio users, for example, safety and security, construction, manufacturing, and trunked radio systems for large-scale users, such as example local authorities and public utilities. Digital Angel also offers marine radios, air band radios and Immarsat communication equipment for use on a global basis.

Alarm Sounders

Digital Angel also manufactures electronic alarm sounders under the Clifford & Snell name. These products are used to provide audible and/or visual signals, which alert personnel in hazardous areas, including the oil and petrochemical industry, and in the fire and security market. Digital Angel’s recent Yodalex explosion-proof sounders and strobes include an omni-directional, high-sound output with sounder/strobe combination, all sharing a common explosion-proof enclosure.

Growth Strategy

Digital Angel believes that its PLBs offer the greatest source of growth for its GPS and Radio Communications segment. Digital Angel expects to see an increase in the demand for its beacons over the next two years as air forces upgrade their gear. Air forces in the United Kingdom and the U.S. will be required to replace their existing beacons with the new generation 406 MHz beacons in the future. In August 2006, Digital Angel was awarded a contract by the U.S. Air Force to develop a new survival radio for military aircraft. Digital Angel was one of only two companies to win the contract to develop a new radio to replace the URT33, which is carried in aircrew survival packs and sets off a distress signal in an emergency. The URT33 will become obsolete when existing frequencies on 121.5 and 243 MHz cease to be monitored by COSPAS-SARSAT on February 1, 2009.

In addition, in April 2007, Digital Angel, through its wholly-owned subsidiary, Signature Industries Limited, acquired certain assets and customer contracts of McMurdo Limited, a United Kingdom-based subsidiary of Chemring Group Plc and manufacturer of emergency location beacons. McMurdo Limited had a worldwide distribution network of approximately 60 outlets. Digital Angel believes this acquisition will increase the revenue base of its survival radio business and significantly broadens its product offerings in both the maritime and military sectors.

Digital Angel is also developing, under a joint venture agreement, an automatically activated and deployed emergency radio for the Royal Netherlands Navy, which will alert rescue authorities and pinpoint a stricken submarine submerged or on the surface. Digital Angel is also pursuing opportunities to supply beacons to Scorpene submarines that have been ordered by the Navies of Malaysia, India and Chile.

Digital Angel believes that another significant growth opportunity will come in the next few years when the Galileo GNNS network of satellites is launched and becomes operational. This European GNNS system is set to begin satellite launches in 2007. It is also likely to add the facility for a confirmation message to be relayed back to the active beacon, so those awaiting rescue will know immediately that their signal has been received and that help is at hand; this is something the present satellite structure cannot do. It will add an additional degree of confidence to anyone in distress with a PLB.

Sales and Distribution

Digital Angel sells its PLBs directly to its customers through a direct sales force of approximately six personnel, and through supply and distribution agreements, which have varying expiration dates. The remaining terms of such agreements are between one and three years.

Digital Angel sells its alarm sounders through various distributors located in Europe, Australia, New Zealand, Hong Kong, Japan, South Africa, Singapore and the U.S. Digital Angel is also a distributor of two-way communications equipment in the United Kingdom. Digital Angel’s agreements with these distributors have varying expiration dates.

Competition

Principal methods of competition in Digital Angel’s GPS and Radio Communications segment include geographic coverage, service and product performance. The principal competitors for its PLBs are Boeing North American Inc., General Dynamics Decision Systems, Tadiran Spectralink Ltd., Becker Avionic Systems, and ACR Electronics, Inc. Digital Angel believes that being first to market with GPS in Digital Angel’s search and rescue beacons, as well as the use of its search and rescue beacons, in over forty countries are competitive advantages. In addition, the barriers to entry in this market are high due to the technical demands of the market.

Manufacturing; Supply Arrangements

Digital Angel’s GPS and Radio Communications segment has not been materially or adversely affected by the inability to obtain raw materials or products during the past three years. This segment’s principal suppliers are Contract Components LTD., Motorola LTD. and Delta Impact LTD. Digital Angel generally does not enter into contracts with these suppliers.

Financial Information About Segments

Revenues from Digital Angel’s various segments over the prior three years and the six months ended June 30, 2007 can be broken down as follows:

		For the Years
	For the Six Months	Ended
	Ended	December 31,
	June 30, 2007	2006	2005	2004
		(In thousands)

Animal Applications	$21,289	$38,058	$35,972	$25,871
GPS and Radio Communications	$13,542	$16,352	$18,578	$18,667
Total	$34,831	$54,410	$54,550	$44,548

Refer to the segment information in Note 19 to Digital Angel’s consolided financial statements beginning on page FS-50.

Warranties

Digital Angel offers its customers a limited warranty, for a period of between twelve and twenty-four months, on certain of its products that the products will be free from defects in workmanship and quality. Under the terms of Digital Angel’s warranty, Digital Angel shall, at its sole option, repair or replace the covered products at no cost to its distributor or customer.

Backlog

Digital Angel generally produces goods to fill orders received and anticipated orders based on distributors’ forecasts. Digital Angel also maintains inventories of finished goods to fill customer orders with short lead times. As a result, Digital Angel generally does not have a significant backlog of orders, and any such backlog is not indicative of future sales.

Research and Development

During 2006, Digital Angel spent $3.4 million ($2.7 million in the Animal Applications segment and $0.8 million in the GPS and Radio Communications segment) on research and development activities relating to the development of new products or improvements of existing products. Digital Angel spent $3.3 million ($3.3 million in the Animal Applications segment and $0.0 million in the GPS and Radio Communications segment) in 2005 and $2.0 million ($2.0 million in the Animal Applications segment and $0.0 million in the GPS and Radio Communications segment) in 2004.

Government Agreements

Customers for Digital Angel’s electronic identification devices for fish include government contractors that rely on funding from the United States government. Since these contractors rely heavily on government funds, any decline in the availability of such funds could result in a decreased demand by these contractors for Digital Angel’s products. Any decrease in demand by such customers could have a material adverse effect on Digital Angel’s financial condition and results of operations and result in a decline in the market value of its common stock. The GPS and Radio Communications segment is heavily dependent on contracts with domestic government agencies and foreign governments, primarily relating to military applications. The loss of, or a significant reduction in, orders from these or Digital Angel’s other major customers could have a material adverse effect on its financial condition and results of operations.

Employees

As of June 30, 2007, Digital Angel had 325 full-time employees, including 11 in management, 20 in sales positions, 79 in administrative positions, 29 in technical positions and 186 in production positions. Digital Angel’s Animal Applications production workforce is party to a collective bargaining agreement that expires May 31, 2008. Digital Angel believes its relations with its employees are good.

Government Regulation

Regulation of RFID Technologies

Digital Angel’s active RFID systems, as well as its RFID systems that use its implantable microchip, rely on low-power, localized use of radio frequency spectrum to operate. As a result, Digital Angel must comply with numerous laws and regulations in the U.S. and other jurisdictions where it sell its products. These laws and regulations relate to, among other things, the design, testing, marketing, operation and sale of RFID devices, and seek to ensure that such devices do not cause interference to licensed spectrum services, mislead consumers regarding their operational capabilities, or produce emissions that are harmful to human health. In the U.S., the FCC is the regulatory agency responsible for implementing these regulations and requires that RFID devices, including those Digital Angel markets and sells, be authorized and comply with all applicable technical standards, operational and design requirements, and labeling requirements, prior to being marketed in the U.S. Other countries in which Digital Angel markets and sells its RFID systems impose similar regulatory requirements upon it and often require Digital Angel to pre-register and clear its products prior to actively marketing and selling to customers. As Digital Angel enters new markets, the time required to comply with these requirements can delay its ability to actively market and sell its products.

Regulation by the FDA

Generally speaking, unless an exemption applies, each medical device that Digital Angel wishes to distribute commercially in the U.S. will require either prior clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or FFDCA, or a pre-market approval application, or PMA, from the FDA. Medical devices are classified into one of three classes — Class I, Class II or Class III — depending on the degree of risk to the patient associated with the medical device and the extent of control needed to ensure safety and effectiveness. Devices deemed to pose lower risks are placed in either Class I or II. The manufacturer of a Class II device is typically required to submit to the FDA a pre-market notification, requesting permission to commercially distribute the device and demonstrating that the proposed device is substantially equivalent to a previously cleared and legally marketed 510(k) device or a device that was in commercial distribution before May 28, 1976, for which the FDA has not yet called for the submission of a PMA. This process is known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are generally placed in Class III, requiring pre-market approval.

Digital Angel has registered with the FDA as a medical device manufacturer. The FDA has broad post-market and regulatory enforcement powers. Digital Angel is subject to unannounced inspections by the FDA to determine its compliance with the quality system regulation, or QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation, and other quality assurance procedures during all aspects of the manufacturing process. These inspections may include the manufacturing facilities of Digital Angel’s suppliers. Digital Angel’s manufacturing facility located in St. Paul, Minnesota, was inspected by the FDA in late May and early June 2006, during which the FDA inspector conducted a routine Level II Quality System Inspectional Technique inspection. During the inspection, the FDA inspector made three verbal observations regarding deviations in Digital Angel’s quality system unrelated to its implantable microchip. It is Digital Angel’s understanding that it has corrected the three deviations. To Digital Angel’s knowledge, the RME facility has not yet been inspected by the FDA.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	warning letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, issuance of refunds, recall or seizure of products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing requests for 510(k) clearance or pre-market approval of new products, new intended uses or modifications to existing products;

•	withdrawing 510(k) clearance or pre-market approvals that have already been granted; and

•	criminal prosecution.

National Animal Identification System

The USDA is involved in the development and implementation of a planned National Animal Identification System (NAIS), as well as in the regulation of certain aspects of the companion animal business. While the regulations governing these activities are not yet finalized, Digital Angel believes that such regulations will have an impact on its operations in the livestock and companion animal markets. Animal products for food-producing animals have been reviewed by the FDA’s Center for Veterinary Medicine, and the FDA has determined that Digital Angel’s product, as presently configured, is unregulated.

Foreign Regulations

In addition to the regulations discussed above, certain of Digital Angel’s products are subject to compliance with applicable regulatory requirements in those foreign countries where these products are sold. The contracts that Digital Angel maintains with its distributors in these foreign countries generally require the distributor to obtain all necessary regulatory approvals from the governments of the countries in which these distributors sell Digital Angel’s products.

Environmental Matters

Digital Angel does not anticipate any material effect on its capital expenditures, earnings or competitive position due to compliance with government regulations involving environmental matters.

Intellectual Property

Digital Angel owns various patents and trademarks which it considers in the aggregate to constitute a valuable asset. Digital Angel believes certain of its patents may offer a significant competitive advantage and/or barrier to entry in the Animal Applications segment.

Digital Angel and Bio-Thermo are registered trademarks. SARBE has trademark protection in Europe. The following patents are among those owned by Digital Angel:

•	U.S. Patent No. 5,211,129, “Syringe-Implantable Identification Transponders,” issued on May 18, 1993. This patent covers a portion of the implantable microchip technology, which Digital Angel licenses to VeriChip. In 1994, Destron/IDI, Inc., a predecessor company to Digital Angel, granted a co-exclusive license under this patent, other than for certain specific fields of use related to Digital Angel’s Animal Applications segment, which were retained by the predecessor company, to Hughes and its then wholly-owned subsidiary, HID. Digital Angel retained all rights to the patent in connection with its animal applications business. This patent expires in 2008.

•	U.S. Patent No. 7,176,846, “Passive Integrated Transponder Tag With Unitary Antenna Core,” issued on February 13, 2007. This patent covers Digital Angel’s method of manufacturing an RFID microchip wherein the coil and integrated circuit are unified, thereby allowing more space for coil material, which enables a greater capture of magnetic field resulting in longer read distance. This patent expires in 2020.

•	U.S. Patent No. 7,015,826, “Method And Apparatus For Sensing And Transmitting A Body Characteristic Of A HOST,” issued on March 21, 2006. This patent covers Digital Angel’s Bio-Thermo temperature-sensing, implantable RFID microchip designed for non-laboratory applications that use RFID technology to determine the body temperature of its host animal. This patent expires in 2023.

•	U.S. Patent No. 5,952,935, “Programmable Channel Search Reader,” issued on September 14, 1999. This patent covers Digital Angel’s RFID tag readers that are capable of reading different RFID tags of different frequencies or differing communications protocols. The patent expires in 2016.

•	U.S. Patent No. 5,041,826, “Identification System,” issued on August 20, 1991. This patent covers Digital Angel’s RFID tag readers and the communication protocol used to communicate with RFID tags. This patent expires in 2008.

•	U.S. Patent No. 5,166,676, “Identification System,” issued on November 24, 1992. This patent covers Digital Angel’s RFID tags and the communication protocol used to communicate with RFID tag readers. This patent expires in 2009.

•	U.S. Patent No. 6,369,694, “Apparatus And Method For Remotely Testing A Passive Integrated Transponder Tag Interrogation System,” issued on April 9, 2002. This patent covers Digital Angel’s method for remotely testing transponders within a fixed field. This patent expires in 2020.

•	U.S. Patent No. 6,700,547, “Multidirectional Walkthrough Antenna,” issued on March 2, 2004. This patent covers Digital Angel’s walk-through antenna for communicating with interrogators used to read information from transponders attached to livestock. This patent expires in 2020.

•	U.S. Patent No. 6,833,790, “Livestock Chute Scanner,” issued on December 21, 2004. This patent covers Digital Angel’s interrogator device for reading a plurality of transponders, including reading a plurality of transponders attached to livestock. This patent expires in 2020.

Seasonality

No significant portion of Digital Angel’s business is considered to be seasonal. However, Digital Angel’s Animal Applications and GPS and Radio Communications segments’ revenue, while not considered to be seasonal, may vary significantly, based on government procurement cycles and technological development. Digital Angel’s Animal Applications segment’s revenues and operating income can be affected by the timing of animal reproduction cycles.

Financial Information About Geographic Areas

Information concerning principal geographic areas as of and for the years ended December 31, 2006, 2005, and 2004, was as follows:

		United	All Other
	United States	Kingdom/Denmark	Foreign Countries
	(In thousands)

2006
Net revenue from external customers	$26,735	$14,970	$12,705
Long-lived assets excluding goodwill and other intangible assets, net	5,523	4,242	220
2005
Net revenue from external customers	$35,684	$5,108	$13,758
Long-lived assets excluding goodwill and other intangible assets, net	4,350	3,824	270
2004
Net revenue from external customers	$28,054	$4,369	$12,126
Long-lived assets excluding goodwill and other intangible assets, net	4,514	1,101	277

Availability of Reports and Other Information

Digital Angel’s corporate website is www.digitalangelcorp.com. Digital Angel makes available, free of charge, access to its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statement on Schedule 14A, and amendments to those materials filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act on its website under “News-SEC Filings,” as soon as reasonably practicable after it files electronically such material with, or furnishes it to, the SEC. In addition, the SEC’s website is www.sec.gov. The SEC makes available on its website, free of charge, reports, proxy and information statements, and other information regarding issuers, such as Digital Angel, that is filed electronically with the SEC. Additionally, Digital Angel’s reports, proxy, and information statements may be read and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Information on Digital Angel’s website or the SEC’s website is not part of this joint proxy statement/prospectus.

Properties

Animal Applications

Digital Angel owns a 79,692 square foot (gross building area) masonry and steel industrial two-building complex located in South St. Paul, Minnesota that is currently occupied by the Animal Application segment’s administrative, sales, engineering and manufacturing operations. The property is encumbered by a mortgage in the aggregate principal amount of $2.2 million.

Digital Angel leases 2,600 square feet in an office building located in Delray Beach, Florida for certain corporate employees. The lease expires in January 2011.

Digital Angel leases 1,497 square feet of office space in Buenos Aires, Argentina. The lease expires in February 2008.

Digital Angel leases 970 square feet of office space in Brazil. The lease is month to month.

Digital Angel’s subsidiary, DSD Holding A/S, leases a 13,600 square foot building located in Hvidovre, Denmark. The building is occupied by DSD Holding A/S’s administrative and production operations. The lease agreement has no expiration but includes a three-month termination notice requirement that can be utilized by the owner or DSD Holding A/S. DSD Holding A/S leases the building from LANO Holding ApS, which is 100% owned by Lasse Nordfjeld, president of Digital Angel’s Animal Applications Group. In addition, DSD Holding A/S leases a 1,900 square foot building in Warsaw, Poland. The lease agreement has no expiration, but includes a one-month termination notice requirement that can be utilized by the owner or DSD Holding A/S.

GPS and Radio Communications

Digital Angel’s subsidiary, Signature Industries Limited, leases, under a long-term lease expiring September 2042, a 60,000 square foot building located in Thamesmead, London that is currently occupied by administrative, sales, engineering and manufacturing personnel. In addition, Signature Industries Limited leases three single-story buildings totaling 5,400 square feet within a small industrial estate in Springburn, Glasgow for repair and servicing operations and leases approximately 983 square feet of office space in Aberdeen, Scotland. The lease for these three buildings expires in 2010. Further, in connection with the acquisition of McMurdo Limited, Signature Industries Limited entered into a lease for McMurdo Limited’s 38,000 square foot corporate and manufacturing facilities located in Portsmouth, England. The lease expires on January 5, 2008.

Digital Angel considers its properties to be suitable and adequate for their present purposes, well maintained and in good operating condition.

Legal Proceedings

Digital Angel Corporation v. Datamars, Inc., Datamars, S.A., The Crystal Import Corporation and Medical Management International, Inc.

On October 20, 2004, Digital Angel commenced an action in the United States District Court for the District of Minnesota against Datamars, Inc., Datamars, S.A., The Crystal Import Corporation, or Crystal, and Medical Management International, Inc. This suit claims that the defendants are marketing and selling syringe-implantable identification transponders manufactured by Datamars that infringe Digital Angel’s 1993 patent for syringe-implantable identification transponders, which was previously found by the United States District Court for the District of Colorado to be enforceable. The suit seeks, among other things, an adjudication of infringement, injunctive relief, and actual and punitive damages. On February 28, 2006, the Court conducted a hearing, or Markman Hearing, in which each of the parties presented the Court with their views regarding the scope of the claims set forth in the subject patent. On May 22, 2006, the Court issued its order on the Markman Hearing, largely adopting Digital Angel’s views on the scope of the claims in the subject patent.

The Crystal Import Corporation v. Digital Angel, et al.

On or about December 29, 2004, Crystal filed an action against AVID Identification Systems, Inc., or AVID, and Digital Angel in the United States District Court for the Northern District of Alabama. Crystal’s complaint primarily asserted federal and state antitrust and related claims against AVID, though it also asserted similar claims against Digital Angel. On October 12, 2005, the Alabama Court transferred the action to Minnesota. Following the docketing of the action in Minnesota, Digital Angel and AVID filed a motion seeking to stay the case until the corresponding patent infringement actions have been resolved.

Datamars and Crystal Import Settlements

On August 27, 2007, pursuant to the Court’s settlement conference procedures, the parties in the above-described legal proceedings finalized a global settlement. Under the terms of the settlement agreement, Datamars made a lump-sum payment to Digital Angel, the parties granted mutual releases, Digital Angel dismissed the infringement claims against Datamars, and Digital Angel was dismissed from the antitrust litigation. Digital Angel also granted a non-exclusive license to Datamars for syringe-implantable identification transponders that could reasonably be alleged to be covered by the patent at issue in the infringement litigation.

MANAGEMENT OF DIGITAL ANGEL

Executive Officers And Key Employees

As of the date of this joint proxy statement/prospectus, each of the persons below served as one of Digital Angel’s executive officers or key employees.

Name	Age	Position

Barry M. Edelstein	44	Interim President and Chief Executive Officer
Lorraine M. Breece	55	Acting Chief Financial Officer, Vice President and Treasurer
David M. Cairnie	63	Managing Director, Signature Industries Limited
Lasse Nordfjeld	61	President of the Animal Applications Group
Patricia M. Petersen	47	Vice President, General Counsel and Secretary

Below is a summary of the business experience of each of Digital Angel’s executive officers who does not serve on its board of directors.

Lorraine M. Breece has been Digital Angel’s acting chief financial officer, vice president and treasurer since May 18, 2007. Ms. Breece was appointed as Applied Digital’s acting chief financial officer and treasurer in March 2007. She has served as Applied Digital’s senior vice president since April 2006 and as assistant secretary since November 2006. She was appointed vice president of Applied Digital in March 2004. In March 2001, she was named director of accounting and SEC reporting for Applied Digital. She joined in April 2000 as Applied Digital’s controller and chief accounting officer, and she continues to serve as its chief accounting officer. Prior to joining Applied Digital, from 1991 to 1999, Ms. Breece served as director of finance and chief accounting officer of Nabi BioPharmaceuticals. From 1984 to 1990, she served as corporate controller for Levitt Corporation. Ms. Breece has over 20 years employment/consulting experience with public and private companies, including Trammell Crow Company and Office Depot. Ms. Breece began her career as an auditor with Coopers & Lybrand. She earned a bachelor of administration in accounting from Florida Atlantic University and is a CPA.

David M. Cairnie has been the managing director of Digital Angel’s United Kingdom-based subsidiary, Signature Industries Limited, since March 27, 2002. Mr. Cairnie has been the managing director of Signature Industries Limited since the management-led buy-out in 1993. Before the management-led buy-out, Signature Industries Limited was known as FKI Communications, a division of FKI plc, where Mr. Cairnie had been the managing director since 1990. Before joining FKI Communications, Mr. Cairnie worked for International Telephone and Telegraph (ITT). Mr. Cairnie completed the ITT Senior Management Development program at the London Business School and operated in various management roles before joining FKI.

Lasse Nordfjeld has been the president of the Animal Applications Group of Digital Angel since February 28, 2005. From May 2001 to February 2005, Mr. Nordfjeld was chief executive officer, president and a member of the board of directors of DSD Holding A/S, which is the parent company of DigiTag A/S and Daploma International A/S, manufacturers of visual and electronic RFID tags for livestock. Mr. Nordfjeld has also been the chairman for Daploma International A/S since May 1996, as well as the president for DigiTag A/S since May 2001, and has been a member of both of their board of directors since May 1998. Mr. Nordfjeld’s son, Torsten Nordfjeld, serves as Digital Angel’s vice president of production for animal applications. Prior to this, Mr. Nordfjeld served as a technical director and was co-owner of UnoPlast, a manufacturer of single-use devices for the healthcare sector, and served as a Director of Production and held other senior-level executive positions with Eskofot, a manufacturer of equipment for the graphics industry. Mr. Nordfjeld has a bachelor’s degree in engineering from Dansk Ingenior Akademi (DIA), Lundtofte, Denmark and a bachelor of commerce in management and economy from Handelsskolen, Helsingoer/Hilleroed, Denmark.

Patricia M. Petersen has been vice president, general counsel and secretary since September 2006. Prior to joining Digital Angel, Ms. Petersen served as senior vice president and general counsel of Technical Olympic USA, Inc., a national homebuilding company, from 2002 to 2006, and as assistant general counsel of

Corning Incorporated, a telecommunications and technology company, from 2000 to 2002. From 1992 to 2000, Ms. Petersen served as managing partner of the Nestor Nestor Kingston Petersen law firm in Bucharest, Romania, and, from 1990 to 1992, as associate counsel with the Hillis Clark Martin & Peterson law firm in Seattle, Washington. Ms. Petersen earned a bachelor’s degree from the University of Texas and a juris doctorate degree from the Harvard Law School.

Compensation Discussion And Analysis

Overview

The duties of the compensation committee include establishing the salaries, incentives and other forms of compensation for Digital Angel’s named executive officers. This includes awards under its equity-based compensation plans. The compensation committee’s current policy is to ensure that compensation programs contribute directly to the success of Digital Angel, including enhanced share value.

In connection with the compensation committee’s deliberations for 2006 compensation, the compensation committee selected and retained Riley, Dettmann & Kelsey LLC, an independent compensation consulting firm, to advise the compensation committee. The compensation committee received from Riley, Dettmann & Kelsey LLC a comprehensive position-by-position benchmarking analysis regarding base salary, annual bonus and total compensation levels at the companies that comprised Digital Angel’s comparator group (as described below). Riley, Dettmann & Kelsey LLC also provided the compensation committee with a market update regarding changes in equity incentive trends and other trends in the compensation area. Riley, Dettmann & Kelsey LLC reports directly to the compensation committee. Digital Angel believes that the use of an independent consultant provides additional assurance that its programs are reasonable and consistent with its objectives.

Philosophy

Digital Angel’s compensation programs are designed to:

•	Provide competitive compensation and benefits to attract and retain the highest-quality officers;

•	Provide variable pay opportunities through bonus plans and incentive plans that reward performers who contribute to superior company results; and

•	Establish an appropriate relationship between compensation and the creation of long-term stockholder value.

Accordingly, the total compensation of Digital Angel’s named executive officers has been set at levels that are intended to be competitive with companies in industries similar to Digital Angel’s, but whose revenues and number of employees are greater than Digital Angel’s. Digital Angel chose these companies because it anticipates growth in its revenues and number of employees. In order to establish total compensation levels, Digital Angel reviewed compensation practices at selected peer companies. The companies comprising the peer group are:

• Applied Signal Technology, Inc.	• FSI International
• Channell Commercial Corporation	• Lifecore Biomedical, Inc.
• Datalink Corporation	• LoJack Corporation
• Delphax Technologies, Inc.	• Nortech Systems, Inc.

Digital Angel did not target a specific position in the range of comparative data for each individual or for each component of compensation. However, Digital Angel considered that base salaries above 50% of the median base salary of the peer group would be competitive. Digital Angel established individual compensation levels, based on the reviews discussed above, its financial and operational performance, and other factors regarding the individual officers, such as level of responsibility, prior experience and its judgment as to each officer’s individual performance.

To achieve its policy goals, the compensation committee has utilized salary, cash bonuses and grants of stock options. The compensation committee has focused on the establishment of salaries and other items of compensation that are externally competitive and internally equitable for each of Digital Angel’s named executive officers. Digital Angel does not currently provide its named executive officers with other long-term incentive compensation, other than the ability to contribute their earnings to Applied Digital’s 401(k) plan, as described below.

Executive Compensation Components and Practices (other than the Chief Executive Officer)

Salaries.  As of December 31, 2006, each named executive officer, other than Kevin McGrath, Digital Angel’s former chief executive officer, had entered into an employment agreement that specifies a minimum level of base salary for the officer. The compensation committee, however, is able to increase each officer’s salary as it deems appropriate. Mr. Nordfjeld joined Digital Angel in connection with its acquisition of DSD Holding A/S in February 2005. Although Digital Angel subsequently entered into a new employment agreement with Mr. Nordfjeld, the material terms of the agreement, such as base salary level, were influenced by his prior employment agreement with DSD Holding A/S. At the beginning of each fiscal year, the compensation committee reviews salary recommendations for each of Digital Angel’s named executive officers (other than the chief executive officer) and then approves such recommendations, with modifications that it deems appropriate. The salary recommendations are made by Digital Angel’s chief executive officer. Salaries are determined based on the benchmarking review discussed above and evaluations of each individual officer, market changes, and the economic and business conditions affecting Digital Angel at the time of the evaluation. Evaluations of each individual officer are based on a relative valuing of the duties and responsibilities of such officer, such officer’s role in developing and implementing Digital Angel’s overall business strategy, and such officer’s past and expected future performance.

As a result of its review of the peer group salary information, for fiscal year 2006, the compensation committee approved a salary increase for Mr. Cairnie to bring his salary in line with what the compensation committee felt was a competitive salary. The compensation committee did not increase the 2006 salaries of James Santelli, who served as Digital Angel’s chief financial officer for all of 2006, and Mr. Nordfjeld. However, the 2006 salaries reflect a full year of compensation at the same base salary rate for Messrs. Santelli and Nordfjeld, while the 2005 salaries reflected only ten months of compensation. In addition, for Mr. Nordfjeld, the change in the 2006 salary also reflects a change in the exchange rate, since he is paid in British pounds, or GBP.

Bonuses.  The employment agreements for Messrs. Cairnie and Nordfjeld provide for a minimum bonus potential as a percentage of salary. The compensation committee, however, is able to increase each such bonus potential as it deems appropriate. In May 2006, Digital Angel established the Digital Angel Corporation Annual Incentive Plan to promote the interests of the company and to enhance stockholder value by creating an annual incentive program to:

•	attract and retain employees who will strive for excellence; and

•	motivate those individuals to set above-average objectives and achieve above-average results by providing them with rewards for contributions to Digital Angel’s financial performance.

The annual incentive opportunities are tied directly to the achievement of individual and company-wide financial and operational performance targets that are established at the beginning of each year by the compensation committee, based on recommendations from Digital Angel’s chief executive officer. At the end of each year, Digital Angel’s chief executive officer provides the compensation committee with his recommendations regarding the performance of each named executive officer (other than the chief executive officer) against his or her performance targets and the amount of bonus to be paid to such officer.

In 2006, the compensation committee set targets for fiscal year 2006 for the various executives participating in the plan at 100%, 60% and 30% of their base salary. In no event could amounts awarded under the plan exceed 200%, 120% or 60% of a participant’s base salary. However, the compensation committee can increase or decrease the amount of the annual incentive in its discretion.

In March of 2007, the compensation committee reviewed the accomplishments of each named executive officer during 2006 against the performance goals established at the beginning of the year. Subject to management/board discretion, the 2006 performance goals for Digital Angel’s named executive officers related to revenue, operating income and cash. These factors were chosen because the compensation committee believes that growing the top line is the most important factor for the company’s near-term success. The performance goals for each officer vary depending on the officer’s level and performance. Performance goals are established at levels that are achievable, but require better than expected planned performance from each named executive officer. Each of the performance goals has a minimum, target and maximum level of payment opportunity. Because the performance goals were not met, no bonuses under the plan were paid to Digital Angel’s named executive officers in 2006. However, pursuant to Mr. Cairnie’s employment agreement, he received a bonus of $5,341 in 2006.

In September of 2007, the compensation committee set the targets for fiscal year 2007 for the various senior executives participating in the plan at 60% of their base salary and executives participating in the plan at 30% of their base salary. In no event can amounts awarded under the plan exceed 120% for senior executives, and 60% for executives, of their base salary. The minimum targets have been set for senior executives at 30%, and executives at 15%, of their base salary. The chief executive officer, Barry Edelstein, is not eligible to participate in the Digital Angel Corporation Annual Incentive Plan during fiscal year 2007. Subject to the discretion of the chief executive officer, the performance goals for Digital Angel’s named executive officers relate to revenue, operating income and cash. The compensation committee can increase or decrease the amount of the annual incentive in its discretion.

Equity-Based Compensation.  Digital Angel’s board of directors’ historical practice has been to grant equity-based awards to attract, retain, motivate and reward the company’s employees, particularly its executive officers, and to encourage their ownership of an equity interest in Digital Angel. Such grants have consisted of stock options — specifically, non-qualified stock options, that is options that do not qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended.

Historically, Digital Angel’s board has granted awards of stock options to Digital Angel’s executive officers upon their appointment as executive officers, with Digital Angel’s obligation to grant the options typically memorialized in the offer letter or employment agreement, or an addendum to an employment agreement, entered into with the applicable executive officer. In determining the aggregate amount of options to be awarded company-wide, the compensation committee considers the value of such option grants based on SFAS 123R, and compares all of this information to the comparative group data compiled by Riley, Dettmann & Kelsey LLC. After a consideration of the relevant tax, accounting, dilution, valuation, incentive and other considerations, the compensation committee concluded that stock option awards were the appropriate form of equity-based, long-term incentive compensation.

In 2006, only Messrs. Nordfjeld and Cairnie received option grants. In determining the size of the option grants to Messrs. Nordfjeld and Cairnie, the compensation committee granted an amount it believed would incentivize long-term commitments to the company by these executives, as the compensation committee does not expect to consider future grants for the named executive officers for the next few years. The options granted to Messrs. Nordfjeld and Cairnie provide for a five-year vesting period, with options exercisable for one-fifth of the underlying shares vesting each year.

Stock options for Digital Angel’s named executive officers are granted at least at the prevailing market price on the grant date, and thus will only have value if its stock price increases. Generally, grants vest in equal amounts over a period of five years. Digital Angel believes that this vesting schedule aids the company in retaining executives and motivating longer-term performance. The compensation committee (1) sets the number of the total options to be awarded that will be allocated to Digital Angel’s named executive officers, (2) approves the absolute number of options to be awarded to Digital Angel’s chief executive officer, and (3) approves the chief executive officer’s recommended allocation of the remainder of the named executive officers’ award to the other individual named executive officers.

Digital Angel does not have any program, plan or practice that requires it to grant equity-based awards on specified dates, and it has not made grants of such awards that were timed to precede or follow the release or withholding of material non-public information. It is possible that Digital Angel will establish programs or policies regarding the timing of equity-based awards in the future. Authority to make equity-based awards to executive officers rests with Digital Angel’s compensation committee, which considers the recommendations of the company’s chief executive officer. As an AMEX-listed company, Digital Angel is subject to AMEX listing standards that, in general, require stockholder approval of equity-based plans.

All equity-based awards have been reflected in Digital Angel’s consolidated financial statements, based upon the applicable accounting guidance. Previously, Digital Angel accounted for equity compensation paid to its employees and directors using the intrinsic value method under APB Opinion No. 25 and FASB Financial Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation — an Interpretation of APB Opinion No. 25.” Under the intrinsic value method, no stock-based compensation was recognized in Digital Angel’s consolidated statements of operations for options granted to its directors, employees, consultants and others, because the exercise price of such stock options equaled or exceeded the fair value of the underlying stock on the dates of grant. Effective January 1, 2006, Digital Angel adopted SFAS 123R using the modified prospective transition method. Under this method, stock-based compensation expense is recognized using the fair value based method for all awards granted on or after the date of adoption of SFAS 123R. SFAS 123R requires Digital Angel to estimate and record an expense over the service period of the stock-based award. In 2006, Digital Angel’s compensation committee, conscious of the less favorable accounting treatment for stock options resulting from adoption of SFAS 123R, took a more deliberate approach to the granting of awards of stock options.

Digital Angel structures cash incentive compensation so that it is taxable to its executive officers at the time it becomes available to them. Digital Angel currently intends that all cash compensation paid will be tax deductible for it. However, with respect to equity-based awards, while any gain recognized by Digital Angel’s executive officers and other employees from non-qualified stock options should be deductible, to the extent that in the future it grants incentive stock options, any gain recognized by the optionee related to such options will not be deductible by Digital Angel if there is no disqualifying disposition by the optionee. In addition, Digital Angel’s grant of shares of restricted stock or restricted stock units that are not subject to performance vesting provisions may not be fully deductible by Digital Angel at the time the grant is otherwise taxable to the grantee.

Other Benefits.  Digital Angel believes establishing competitive benefit packages for its employees is an important factor in attracting and retaining highly qualified personnel. Executive officers are eligible to participate in all of its employee benefit plans, such as medical, dental, vision, group life and disability insurance, in each case on the same basis as other employees. Mr. McGrath was provided, and Mr. Cairnie is provided, an individual term life insurance policy. In addition, its United States employees, including the named executive officers, are eligible to participate in the Applied Digital retirement savings plan under section 401(k), under which they may elect to contribute a percentage of their salaries. Digital Angel provides an employer match up to 4% of its employees’ contributions. Digital Angel’s officers and employees residing in foreign countries, including Mr. Cairnie who is a resident of the United Kingdom and Mr. Nordfjeld who is a resident of Denmark, may have somewhat different employee benefit and retirement plans than those Digital Angel offers domestically, typically based on certain legal requirements in those countries.

Severance and Change of Control Benefits.  Digital Angel had entered into a change-of-control agreement with Mr. McGrath and employment agreements with its other named executive officers. Each of these agreements provides for certain payments and other benefits if the executive’s employment terminates under certain circumstances, including in the event of a change in control. See “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Employment Agreements.”

The compensation committee believes that these severance and change-in-control arrangements are an important part of the overall compensation for Digital Angel’s named executive officers, because they help to secure the continued employment and dedication of Digital Angel’s named executive officers, notwithstanding any concern that they might have regarding their own continued employment prior to, or following, a change in control. The compensation committee also believes that these arrangements are important as a recruitment and retention device.

The executive employment agreements also contain provisions that prohibit the executive from disclosing Digital Angel’s confidential information and that prohibit the executive from engaging in certain competitive activities or soliciting any of its employees, customers, potential customers or acquisition prospects. An executive will forfeit his right to receive post-termination compensation if he breaches these or other restrictive covenants in the employment agreements. Digital Angel believes that these provisions help ensure the long-term success of the company.

Perquisites.  The board of directors annually reviews the perquisites that members of senior management receive. Digital Angel generally provides reimbursement for its named executive officers’ use of personal communication devices. In addition, because Mr. Nordfjeld is a resident of Denmark, it provides a vehicle allowance, which includes lease payments and expenses. Digital Angel also provides Mr. Nordfjeld with housing arrangements in Minnesota and reimbursement for travel between Denmark and Minnesota. Digital Angel has determined that providing Mr. Nordfjeld with housing arrangements in Minnesota is more cost effective than reimbursing him for hotel accommodations when he travels to Minnesota.

2007 Modification to Mr. Cairnie’s Compensation.  In September of 2007, the compensation committee approved an increase in Mr. Cairnie’s compensation, to be effective as of October 1, 2007, in recognition of his role in the success of the McMurdo Limited acquisition and his increased level of responsibility for the merged operations. The compensation committee approved an increase in Mr. Cairnie’s salary to $312,515, a guaranteed bonus on September 1, 2008 in the amount of $20,381, and an annual car allowance in the amount of $20,100. Mr. Cairnie will be paid in GBP. These amounts have been converted into U.S. dollars at the September 21, 2007 exchange rate of 2.01.

Compensation of Chief Financial Officer

On May 18, 2007, the board of directors of Digital Angel appointed Lorraine Breece as acting chief financial officer, treasurer and vice president of Digital Angel. Digital Angel agreed to reimburse Applied Digital for the services Ms. Breece provides to Digital Angel. It was determined that the reimbursement to Applied Digital for Ms. Breece’s services constitutes a related party transaction pursuant to Digital Angel’s Policy for Related Party Transactions. On May 18, 2007, the board of directors and the independent director committee approved the reimbursement arrangement and found it to be in Digital Angel’s best interests. Pursuant to the terms of the reimbursement arrangement, (i) Digital Angel will reimburse Applied Digital one-half of Ms. Breece’s current annual salary (one-half currently representing $75,000) and one-half of Ms. Breece’s guaranteed annual bonus (one-half currently representing $16,800); (ii) Ms. Breece will be entitled to participate in other Digital Angel benefit programs made available to similarly situated employees; and (iii) Digital Angel will reimburse Applied Digital one-half of Ms. Breece’s 2007 incentive compensation bonus, provided that the incentive compensation plan established for Ms. Breece will be modified to include Digital Angel-based incentive targets and performance criteria established by Digital Angel’s compensation committee. Ms. Breece shall not earn an amount less than what she would have received under the plan without the modifications. In such an event, Digital Angel is responsible for the payment of the additional amount to meet this minimum threshold. All Digital Angel payments made under the reimbursement arrangement will be made on a going-forward basis as of May 18, 2007, and the 2007 incentive bonus will be pro-rated for the year. On August 15, 2007, Ms. Breece was granted a ten-year option to purchase 100,000 shares of Digital Angel stock at $1.55 per share.

Thomas Hoyer resigned from his position as chief financial officer of Digital Angel effective May 23, 2007. His letter of resignation, dated May 16, 2007, was accepted by Digital Angel. Digital Angel had originally appointed Thomas Hoyer as its chief financial officer in January 2007. In connection with its search for a new chief financial officer at that time, Digital Angel consulted and retained an executive search firm. Prior to commencing the executive search, the compensation committee, in consultation with the executive search firm, developed a range of the compensation package — in terms of base salary, guaranteed bonus, additional at-risk incentive compensation, and equity interest — that would need to be provided to a candidate for the position. In addition, the compensation committee reviewed generally the compensation of chief financial officers of peer companies provided by Riley, Dettmann & Kelsey LLC. The final terms of Mr. Hoyer’s employment arrangement was a result of negotiations between Digital Angel and Mr. Hoyer.

Mr. Hoyer’s employment agreement with Digital Angel provided for an initial base salary of $265,000 per year, a targeted annual bonus of 60% of his annual base salary based upon plan metrics, Digital Angel’s performance and individual contribution. His bonus was to be capped at 120% of his annual base salary. In addition, he received a ten-year option to purchase 250,000 shares of common stock. The option was to vest ratably over a five-year period and had a strike price equal to the market closing price as of January 2, 2007. The option was forfeited upon Mr. Hoyer’s resignation. Mr. Hoyer was also entitled to participate in any of Digital Angel’s benefit plans or programs, as are from time to time available to its officers, and was entitled to an automobile allowance. The agreement also provided that Mr. Hoyer would have received a change-of-control payment if a change of control, as defined in the agreement, had occurred and Mr. Hoyer’s employment was terminated within three months of the change of control (regardless if voluntary resignation or involuntary termination). The change-of-control payment equaled the sum of two times his then base salary, plus two times the larger of his target bonus or average annual bonus for the prior three years. In addition, all unvested stock options would have immediately vested in full.

Mr. Santelli was receiving an annual base salary of $205,000 at the time of his resignation as its chief financial officer in January 2007. Mr. Santelli continued his employment with Digital Angel until January 31, 2007, when he retired, in order to effect a smooth transition to the new chief financial officer. As described under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Employment Agreements,” Digital Angel will pay Mr. Santelli a retirement package, which includes payment of an amount equal to the sum of 13 months of his current base salary, plus 100% of the larger of either his 2005 or 2006 bonus, which was $50,000 in 2005, and $4,944 in healthcare benefits.

Compensation of Chief Executive Officer

The compensation committee fixes the base salary of Digital Angel’s chief executive officer based on a review of competitive compensation data, the chief executive officer’s overall compensation package, and the compensation committee’s assessment of his past performance and its expectation as to his future performance in leading Digital Angel. In connection with this process, Digital Angel’s chief executive officer presents the compensation committee for its consideration a self-assessment of his performance during the applicable fiscal year and his proposed goals for Digital Angel during the next fiscal year.

The compensation committee establishes Digital Angel’s chief executive officer’s base salary based upon the same criteria and review process that it uses for the establishment of the base salaries of the other named executive officers. As a result of its review, the compensation committee increased Mr. McGrath’s base salary for 2006 by approximately 67%.

In 2007, the compensation committee reviewed Mr. McGrath’s 2006 performance against his performance goals established in 2006. The compensation committee considered the same financial and operational achievements discussed above in evaluating Mr. McGrath’s bonus for 2006. Because the performance goals were not met, Mr. McGrath did not receive a bonus or any equity-based grants in 2006.

Effective August 6, 2007, Mr. McGrath resigned as Digital Angel’s president, chief executive officer and director. Mr. McGrath continued his employment with Digital Angel until September 7, 2007, in order to effect a smooth transition to Mr. Edelstein, the interim president and chief executive officer. Digital Angel’s board of directors approved a severance payment for Mr. McGrath in the total amount of $750,000, which will result in a third quarter charge, of which $320,000 shall be payable in cash over the next twelve months in accordance with Digital Angel’s ordinary payroll practices, less required deductions and withholdings, and $430,000 shall be payable through the issuance of 307,143 shares of restricted stock, which restrictions would lapse in one year from the date of issuance. The number of shares of restricted stock was determined by dividing $430,000 by the closing price of Digital Angel’s common stock at the close of business on August 8, 2007. Digital Angel paid all of Mr. McGrath’s accrued benefits through September 7, 2007, including unused vacation time, reimbursement of outstanding business expenses, accrued but unpaid salary or bonus amounts, and the like. In addition, Digital Angel reimbursed Mr. McGrath the cost of COBRA contributions through September 7, 2008. In exchange for the severance payment, Mr. McGrath was required to enter into a severance agreement with Digital Angel containing a general release and waiver and non-competition and non-solicitation provisions.

On August 6, 2007, Digital Angel, with board approval, appointed Barry Edelstein, as interim president and chief executive officer. In connection with his appointment, Mr. Edelstein will receive a salary in the amount of $40,000 per month, plus incentive bonus of up to $120,000. Mr. Edelstein received a grant of 100,000 stock options, exercisable at a strike price equal to $1.29. The stock options granted have an exercise term of 10 years, and vest and become exercisable as to 10% per year for eight years, beginning on August 6, 2008, and 20% on August 6, 2016. Mr. Edelstein will be entitled to participate in such other benefits programs as are made available to Digital Angel’s officers from time to time.

Effect of Regulatory Requirements on Executive Compensation

Code Section 162(m).  Under U.S. federal income tax law, Digital Angel cannot take a tax deduction for certain compensation paid in excess of $1 million to its named executive officers. However, performance-based compensation, as defined in the tax law, is fully deductible if the programs are approved by stockholders and meet other requirements.

Although the compensation committee has not adopted any specific policy with respect to the application of Section 162(m), the compensation committee generally seeks to structure executive compensation to Digital Angel’s executive officers in a manner that is intended to avoid disallowance of deductions under Section 162(m). Digital Angel may make payments that are not fully deductible if, in its judgment, such payments are necessary to achieve its compensation objectives and to protect stockholder interests.

Code Section 409A.  Code Section 409A generally changes the tax rules that affect most forms of deferred compensation that were not earned and vested prior to 2005. The compensation committee takes Code Section 409A into account in determining the form and timing of compensation paid to Digital Angel’s executives. The company operates and administers its compensation arrangements in accordance with a reasonable good faith interpretation of the new rules.

Code Sections 280G and 4999.  Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended, limit the company’s ability to take a tax deduction for certain “excess parachute payments” (as defined in Code Sections 280G and 4999) and impose excise taxes on each executive that receives “excess parachute payments” in connection with his or her severance from the company in connection with a change in control. The compensation committee considers the adverse tax liabilities imposed by Code Sections 280G and 4999, as well as other competitive factors, when it structures certain post-termination compensation payable to Digital Angel’s named executive officers. The potential adverse tax consequences to Digital Angel and/or the executive, however, are not necessarily determinative factors in such decisions.

Accounting Rules.  Various rules under generally accepted accounting practices determine the manner in which the company accounts for grants of equity-based compensation to its employees in its financial statements. The compensation committee takes into consideration the accounting treatment of alternative grant proposals under SFAS 123R when determining the form and timing of equity compensation grants to employees, including Digital Angel’s named executive officers. The accounting treatment of such grants, however, is not determinative of the type, timing, or amount of any particular grant of equity-based compensation to its employees.

Summary

The compensation committee and the board of directors believe that the caliber and motivation of all Digital Angel’s employees, and especially its executive leadership, are essential to its performance. Digital Angel believes its management compensation programs contribute to its ability to differentiate its performance from others in the marketplace. The compensation committee believes that Digital Angel’s overall executive compensation philosophy and programs are market-competitive, performance-based and stockholder-aligned. Accordingly, the compensation committee believes that Digital Angel will continue to attract, motivate and retain high-caliber executive management to serve the interests of Digital Angel and its stockholders. Digital Angel will continue to evolve and administer its compensation program in a manner that Digital Angel believes will be in stockholders’ interests and worthy of stockholder support.

Compensation Committee Report

The compensation committee of Digital Angel’s board of directors has submitted the following report for inclusion in this joint proxy statement/prospectus.

The compensation committee reviewed and discussed the Compensation Discussion and Analysis contained in this joint proxy statement/prospectus with management. Based on the compensation committee’s review and discussions with management with respect to the Compensation Discussion and Analysis, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this joint proxy statement/prospectus for filing with the SEC.

The Compensation Committee

Howard S. Weintraub, Ph.D.
Michael S. Zarriello
John R. Block

Executive Compensation

The following table presents certain summary information for the fiscal year ended December 31, 2006 concerning compensation earned for services rendered in all capacities by the following executive officers of Digital Angel whose total compensation exceeded $100,000 during the fiscal year ended December 31, 2006:

•	the person that served as Digital Angel’s chief executive officer;

•	each person that served as Digital Angel’s chief financial officer; and

•	Digital Angel’s, or Digital Angel’s subsidiaries’, other two most highly compensated executive officers.

Digital Angel refers to these officers collectively as its named executive officers.

2006 Summary Compensation Table

					Option	All Other
		Salary		Bonus	Awards	Compensation		Total
Name and Principal Position	Year	($)		($)	($)	($)		($)

Kevin N. McGrath(1)	2006	316,538		-0-	-0-	27,643	(2)	344,181
President and Chief Executive Officer
James P. Santelli(3)	2006	205,000		50,000	-0-	14,401	(4)	269,401
Chief Financial Officer, Senior Vice-President, Finance, Treasurer, and Assistant Secretary
David M. Cairnie	2006	237,286	(5)	5,341	18,366 (6)	33,083	(7)	294,076
Managing Director, Signature Industries Limited
Lasse Nordfjeld	2006	201,600	(8)	-0-	18,366 (6)	82,657	(9)	302,623
President, Animal Applications Group

(1)	Effective August 6, 2007, Mr. McGrath resigned as Digital Angel’s president, chief executive officer and director.

(2)	Consists of (i) $12,000 for Mr. McGrath’s vehicle allowance, (ii) $4,635 paid for Mr. McGrath’s life insurance, (iii) reimbursement of $2,208 for Mr. McGrath’s personal communication devices and (iv) $8,800 of company matching contributions to the Applied Digital 401(k) profit sharing plan.

(3)	Effective January 2, 2007, Mr. Santelli resigned as Digital Angel’s vice president, finance and chief financial officer.

(4)	Consists of (i) reimbursement of $5,601 for Mr. Santelli’s personal communication devices and (ii) $8,800 of company matching contributions to the Applied Digital 401(k) profit sharing plan.

(5)	Mr. Cairnie was paid in GBP. The table reflects the amounts converted into U.S. dollars at an exchange rate of 1.843.

(6)	The SFAS 123R fair value per share is based on certain assumptions that Digital Angel explains in footnotes 1 and 15 to its financial statements, which are included in its Annual Report on Form 10-K. These options vest and become exercisable in five equal annual installments, beginning on June 14, 2007, the first anniversary of the grant date.

(7)	Consists of (i) $5,029 paid for Mr. Cairnie’s life insurance, (ii) $8,592 paid for Mr. Cairnie’s private health and disability insurance and (iii) $19,462 of company contributions to a retirement plan.

(8)	Mr. Nordfjeld was paid in DKK. The salary amount reflects the amounts converted into U.S. dollars using an exchange rate of 0.168.

(9)	Consists of (i) reimbursement of $9,093 for Mr. Nordfjeld’s personal communications devices and network, (ii) $34,046 for Mr. Nordfjeld’s vehicle allowance, which includes lease payments and expenses for his vehicle located in Denmark, (iii) $12,096 of company contributions to a retirement plan, (iv) $527 paid for Mr. Nordfjeld’s private health insurance, (v) reimbursement of $10,354 for personal travel expenses and (vi) $16,541 housing arrangement expenses for his home in Minnesota. Mr. Nordfjeld splits his time between Denmark and Digital Angel’s headquarters in South St. Paul, Minnesota. Digital Angel has determined that providing Mr. Nordfjeld with housing arrangements in Minnesota would be more cost effective than reimbursing him for hotel expenses. Further, Digital Angel reimburses Mr. Nordfjeld for his travel between Denmark and Minnesota.

2006 Grants of Plan-Based Awards

All Other
Option
Awards:
		Number of	Exercise or	Grant
		Securities	Base Price	Date Fair
		Underlying	of Option	Value of
	Grant	Options	Awards	Option
Name	Date	(#)(1)	($/Sh)	Awards ($)

Kevin N. McGrath	N/A	-0-	-0-	N/A
James P. Santelli	N/A	-0-	-0-	N/A
David M. Cairnie	06/14/06	75,000	3.26	169,531
Lasse Nordfjeld	06/14/06	75,000	3.26	169,531

(1)	This column represents the number of stock options granted in 2006 to the named executive officers. These options vest and become exercisable ratably in five equal annual installments, beginning on June 14, 2007, the first anniversary of the grant date.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreements:

Digital Angel did not have a formal written employment agreement with Kevin N. McGrath, Digital Angel’s former president and chief executive officer. On December 2, 2004, Digital Angel entered into a change-of-control agreement with Mr. McGrath. Upon a change of control (as defined in the agreement), Mr. McGrath would have been entitled to receive three times his base salary and three times his average bonus paid to him for the three full years immediately prior to the change of control. In addition, all unvested stock options would have immediately vested in full. Further, Digital Angel would have continued to pay any lease payments on any vehicle then used by Mr. McGrath.

Effective August 6, 2007, Mr. McGrath resigned as Digital Angel’s president, chief executive officer and director. Mr. McGrath continued his employment with Digital Angel until September 7, 2007, in order to effect a smooth transition to Mr. Edelstein, the interim president and chief executive officer. Digital Angel’s board of directors approved a severance payment for Mr. McGrath in the total amount of $750,000, which will result in a third quarter charge, of which $320,000 shall be payable in cash over the next twelve months in accordance with Digital Angel’s ordinary payroll practices, less required deductions and withholdings, and $430,000 shall be payable through the issuance of 307,143 shares of restricted stock, which restrictions would lapse in one year from the date of issuance. The number of shares of restricted stock was determined by dividing $430,000 by the closing price of Digital Angel’s common stock at the close of business on August 8, 2007. Digital Angel paid all of Mr. McGrath’s accrued benefits through September 7, 2007, including unused vacation time, reimbursement of outstanding business expenses, accrued but unpaid salary or bonus amounts, and the like. In addition, Digital Angel reimbursed Mr. McGrath the cost of COBRA contributions through September 7, 2008. In exchange for the severance payment, Mr. McGrath was required to enter into a severance agreement with Digital Angel containing a general release and waiver and non-competition and non-solicitation provisions.

On August 6, 2007, Digital Angel, with board approval, appointed Barry Edelstein, as interim president and chief executive officer. In connection with his appointment, Mr. Edelstein will receive a salary in the amount of $40,000 per month, plus incentive bonus of up to $120,000. Mr. Edelstein received a grant of 100,000 stock options, exercisable at a strike price equal to $1.29. The stock options granted have an exercise term of 10 years, and vest and become exercisable as to 10% per year for eight years, beginning on August 6, 2008, and 20% on August 6, 2016. Mr. Edelstein will be entitled to participate in such other benefits programs as are made available to Digital Angel’s officers from time to time.

Effective as of April 1, 2002, Digital Angel entered into an employment agreement with Mr. James P. Santelli, its former vice president, finance and chief financial officer. The agreement provided that Digital Angel pays Mr. Santelli an initial base salary of $175,000 per year and that he was entitled to participate in any of its benefit and deferred compensation plans or programs as are from time to time available to its officers. The agreement contained confidentiality, non-compete and assignment of invention clauses. The agreement also provided that if the board of directors terminated Mr. Santelli’s employment with Digital Angel because of his willful and material misconduct or because he has breached the agreement in any material respect, or if Mr. Santelli terminated his employment other than for good reason, as that term is defined in the agreement, he would be entitled to salary and benefits accrued through the date of termination of employment. If Mr. Santelli died or became disabled (as disabled is determined under the agreement), if Digital Angel terminated his employment for reasons other than his misconduct or his breach of the agreement, or if he terminated his employment for good reason, Digital Angel was required to pay him his accrued compensation and benefits for the remaining term of the agreement, including any extensions. The employment agreement provided that upon a change of control, Mr. Santelli may terminate his employment at any time within one year after the change of control upon 15 days’ notice. Upon such termination, he would be entitled to a severance payment equal to the base amount as defined in Section 280G(b)(3) of the Internal Revenue Code minus $1.00. Upon a change of control, all unvested stock options held by Mr. Santelli would immediately vest in full.

Effective January 2, 2007, Mr. Santelli resigned as Digital Angel’s vice president, finance and chief financial officer. Mr. Santelli continued his employment with Digital Angel until January 31, 2007, when he retired in order to effect a smooth transition to Thomas J. Hoyer, the new chief financial officer at that time. Digital Angel agreed to pay Mr. Santelli a retirement package which includes payment of an amount equal to $222,083, which is the sum of 13 months of his base salary plus $50,000, which is equal to the larger of either his 2005 or 2006 bonus, plus continued healthcare benefits in the amount of $4,944.

Effective January 2, 2007, Mr. Hoyer was appointed as Digital Angel’s chief financial officer, vice president and treasurer. In connection with such appointment, Hoyer and Digital Angel entered into a compensation and change-of-control agreement on December 18, 2006. Under the agreement, Hoyer was to receive an annual base salary of $265,000; a targeted annual bonus of 60% of annual base salary based upon plan metrics, Digital Angel’s performance and individual contribution (which bonus will be capped at 120% of the annual base salary); and a ten-year option to purchase 250,000 shares of common stock. The option would have vested ratably over a five-year period and had a strike price equal to the market closing price as of January 2, 2007. Mr. Hoyer was also entitled to participate in any of Digital Angel’s benefit plans or programs as are from time to time available to officers of Digital Angel. The agreement also provided that Mr. Hoyer would have received a change-of-control payment if a change of control, as defined in the agreement, occurred and Hoyer’s employment was terminated within three months of such event (regardless if voluntary resignation or involuntary termination). The change-of-control payment equaled the sum of 200% of the base salary then in effect, plus 200% of the larger of either Mr. Hoyer’s target bonus or average annual bonus for the prior three years. In addition, all unvested stock options would have immediately vested in full. Mr. Hoyer’s resignation, dated May 16, 2007, was accepted by Digital Angel and was effective May 23, 2007.

On May 18, 2007, the board of directors of Digital Angel appointed Lorraine Breece as acting chief financial officer, treasurer and vice president of Digital Angel. Digital Angel agreed to reimburse Applied Digital for the services Ms. Breece provides to the Digital Angel. It was determined that the reimbursement to Applied Digital for Ms. Breece’s services constitutes a related party transaction pursuant to Digital Angel’s Policy for Related Party Transactions. On May 18, 2007, the board of directors and the independent director committee approved the reimbursement arrangement and found it to be in Digital Angel’s best interests. On August 15, 2007, Ms. Breece was granted a ten-year option to purchase 100,000 shares of Digital Angel stock at $1.55 per share.

Pursuant to the terms of the reimbursement arrangement, (i) Digital Angel will reimburse Applied Digital one-half of Ms. Breece’s current annual salary (one-half currently representing $75,000) and one-half of Ms. Breece’s guaranteed annual bonus (one-half currently representing $16,800); (ii) Ms. Breece will be entitled to participate in other Digital Angel benefit programs made available to similarly situated employees; and (iii) Digital Angel will reimburse Applied Digital one-half of Ms. Breece’s 2007 incentive compensation bonus, provided that the incentive compensation plan established for Ms. Breece will be modified to include Digital Angel-based incentive targets and performance criteria established by Digital Angel’s compensation committee. Ms. Breece shall not earn an amount less than what she would have received under the plan without the modifications. In such an event, Digital Angel is responsible for the payment of the additional amount to meet this minimum threshold. All Digital Angel payments made under the reimbursement arrangement will be made on a going-forward basis as of May 18, 2007, and the 2007 incentive bonus will be pro-rated for the year.

Effective as of February 28, 2005, Digital Angel entered into an employment agreement with Mr. Lasse Nordfjeld, its president of the Animal Applications Group. The agreement has an initial term of one year, which automatically renews for successive one-year terms on each anniversary date of the agreement, which is added at the end of the then-existing term, unless either party notifies the other at least 90 days prior to such anniversary date. The agreement provides that Digital Angel will pay Mr. Nordfjeld a base salary of DKK 1,200,000 per year ($201,600 in U.S. dollars, translated at a rate for 2006 of 0.168), a performance-based annual bonus up to 50% of his base salary, and a one-time option to purchase 150,000 shares of Digital Angel’s common stock. The agreement further provides that he is entitled to participate in any of the benefit plans or programs as are from time to time available to officers of DSD Holding A/S, Digital Angel’s wholly-owned subsidiary. The agreement contains confidentiality, non-compete and assignment of invention clauses. The agreement also provides that, if Digital Angel’s board of directors terminates Mr. Nordfjeld’s employment with Digital Angel because of his willful and material misconduct or because he has breached the agreement in any material respect, or if Mr. Nordfjeld terminates his employment other than for good reason, as that term is defined in the agreement, he is entitled to salary, bonus and benefits accrued through the date of termination of employment. If Mr. Nordfjeld dies, his estate is entitled to his salary, bonus and benefits accrued through the last day of the month in which his death occurs. If Mr. Nordfjeld becomes disabled (as determined under the agreement), Mr. Nordfjeld is entitled to salary, bonus and benefits accrued through 90 days after notice of termination. If Digital Angel terminates his employment for reasons other than his misconduct or his breach of the agreement, or if he terminates his employment for good reason, then Digital Angel must pay him his accrued compensation, salary and benefits for the remaining term of the agreement, including any extensions. The employment agreement provides that, upon a change of control, Mr. Nordfjeld may terminate his employment at any time within one year after the change of control upon 15 days’ notice. Upon such termination, Digital Angel must pay to Mr. Nordfjeld a severance payment equal to his accrued compensation, salary and benefits for the remaining term of the agreement, including any extensions. Upon a change of control, all outstanding stock options held by Mr. Nordfjeld would become fully exercisable.

Digital Angel has an employment agreement with David M. Cairnie effective April 13, 1993. The initial term of the agreement was one year, until terminated by either party giving six months’ notice or payment in lieu of such notice expiring on or at any time one year after the effective date of the agreement. The agreement provides that Digital Angel will pay Mr. Cairnie an initial base salary of £75,000 per year, or a higher rate as to which the parties may from time to time agree. The agreement also provides for a bonus based on the achievement of profits, as defined in the agreement. In addition, under the agreement, Digital Angel will provide an automobile to Mr. Cairnie. The agreement includes a six-month non-compete provision.

Outstanding Equity Awards as of December 31, 2006

	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised	Option
	Options	Options	Exercise	Option
	(#)	(#)	Price	Expiration
Name	Exercisable	Unexercisable	($)	Date

Kevin N. McGrath	250,000	-0-	2.08	12/17/2013
	1,000,000	-0-	5.07	2/24/2015
	1,000,000	-0-	3.92	1/12/2014

James P. Santelli	100,000	-0-	3.89	12/30/2013
	150,000	-0-	3.79	3/15/2014
	200,000	-0-	5.07	2/24/2015

David M. Cairnie	16,667	-0-	3.39	6/26/2012
	100,000	-0-	3.79	3/15/2014
	100,000	-0-	5.07	2/24/2015
		75,000 (1)	3.26	6/13/2016

Lasse Nordfjeld	150,000	-0-	5.07	2/27/2015
		75,000 (1)	3.26	6/13/2016

(1)	These options vest and become exercisable ratably in five equal annual installments, beginning on June 14, 2007, the first anniversary of the grant date.

Potential Payments Upon Termination or Change in Control

A detailed description of the severance and change-in-control provisions that affect Digital Angel’s named executive officers can be found in the section entitled “Employment Agreements” in the “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table.”

The estimated payments and benefits that would be provided to each named executive officer as a result of certain triggering events are set forth in the table below. Calculations for this table are based on the following assumptions: (i) the triggering event took place on December 29, 2006, which is the last business day of Digital Angel’s last completed fiscal year; and (ii) and the per share price of Digital Angel’s common stock is $2.55, the closing price on December 29, 2006.

		Before
		Change	After Change
		in Control	in Control
		Termination	Termination
		w/o Cause	w/o Cause	After
		or for	or for	Change in	Voluntary
Name	Benefit	Good Reason	Good Reason	Control	Termination

Kevin N. McGrath	Salary(1)	-0-	-0-	$960,000	-0-
	Bonus(1)	-0-	-0-	$474,318	-0-
	Vehicle Lease Payments(2)	-0-	-0-	-0-	-0-
	Stock Option	-0-	-0-	-0-	-0-
	Acceleration(3)	-0-	-0-	-0-	-0-
James P. Santelli(4)	Salary	-0-	-0-	-0-	$222,083
	Bonus	-0-	-0-	-0-	$50,000
	Health Care Benefits	-0-	-0-	-0-	$4,944
	Stock Option
David M. Cairnie	Acceleration	-0-	-0-	-0- (5)	-0-
Lasse Nordfjeld	Salary	$235,200 (6)	$235,200 (7)	-0-	-0-
	Stock Option Acceleration	-0-	-0-	-0- (5)	-0-

(1)	Amounts will be paid in a lump sum within 10 days of the change in control. These amounts do not reflect the severance payment to be made to Mr. McGrath in connection with his resignation as Digital Angel’s president and chief executive officer, which resignation occurred on August 6, 2007. See “Management of Digital Angel — Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Employment Agreements.”

(2)	Since Mr. McGrath does not currently lease a vehicle, he would not be entitled to any benefit.

(3)	Mr. McGrath does not own any unexercisable options.

(4)	As of December 29, 2006, Digital Angel accepted Mr. Santelli’s resignation as its vice president, finance and chief financial officer. Based upon this resignation, Digital Angel and Mr. Santelli agreed upon the estimated payments and benefits reflected in this table. The payments will be made in equal installments through February 28, 2008.

(5)	The intrinsic value of the unexercisable options as of December 29, 2006 was $0, because the exercise price of each option was higher than the stock price.

(6)	Amount will be paid in installments for the remainder of the then-existing term of his employment agreement.

(7)	Amount will be paid in a lump sum.

2006 Director Compensation

	Fees Earned
	or Paid	Option
	in Cash	Awards	Total
Name	($)	($)(1)(2)	($)

Kevin N. McGrath	-0-	-0-	-0-
Scott R. Silverman	-0-	49,080	49,080
John R. Block	80,000	24,540	104,540
Barry M. Edelstein	44,000	24,540	68,540
Howard S. Weintraub, Ph.D.	65,000	24,540	89,540
Michael S. Zarriello	65,000	24,540	89,540

(1)	The options in this column vest and become exercisable as to 10% per year for eight years, beginning on June 14, 2007, the first anniversary of the grant date, and 20% on June 14, 2015.

(2)	The SFAS 123R fair value per share is based on certain assumptions that Digital Angel explains in footnotes 1 and 15 to its financial statements, which are included in Digital Angel’s Annual Report on Form 10-K.

Compensation of Directors

The annual retainer for each non-employee director or non-affiliate director is $5,000 per quarter. Non-employee directors are also reimbursed for reasonable expenses associated with each board of directors meeting. Non-employee or non-affiliate directors received an annual retainer for each committee that they served on, as follows: (i) $5,000 per quarter for the audit committee; (ii) $5,000 per quarter for the compensation committee; and (iii) $1,000 per quarter for the government relations committee. In addition, the chairs of the committees received the following: (i) audit committee chair and compensation committee chair each received $1,250 per quarter; and (ii) government relations committee chair received $4,000 per quarter. No fees were paid for serving on the independent director committee. Directors who are employees do not receive any additional compensation for their services as a director.

On August 14, 2007, the compensation committee approved a one-time fee to the members of the special committee of $12,000 to each member and an additional $12,000 fee to the chairman of the special committee.

On August 14, 2007, the compensation committee also granted the chairman of the board of directors of Digital Angel: (i) a monthly fee of $7,500, to continue to be paid as long as the chairman remains the non-executive chairman of the board of directors of Digital Angel; and (ii) and 25,000 shares of restricted stock that vest in 60 days, as long as the chairman remains the non-executive chairman of the board of directors of Digital Angel.

Information about Corporate Governance, the Board of Directors and Committees

Independence of the Board.  During fiscal 2006 and again in March 2007, the Digital Angel board of directors determined that the following four individuals of its six-member board of directors were independent as defined by the AMEX: Messrs. Block, Edelstein, Weintraub and Zarriello. As of August 6, 2007, Mr. McGrath resigned from his position as Digital Angel’s president, chief executive officer and director, and Mr. Edelstein was appointed Digital Angel’s interim president and chief executive officer. As a result of Mr. Edelstein’s appointment, the board of directors now consists of five members, of which three are independent. At the time of his appointment, Mr. Edelstein resigned as a member of the compensation committee and the independent director committee.

As of December 31, 2006 and June 30, 2007, Applied Digital owned approximately 55.2% and 55% of Digital Angel’s outstanding common stock. As a result, Digital Angel is a “controlled company” within the meaning of the corporate governance standards of the AMEX. Digital Angel has not elected to take advantage of the “controlled company” exemption, as permitted under Section 801(a) of the AMEX Company Guide. All of the directors on Digital Angel’s compensation committee are independent, a majority of the members of Digital Angel’s board of directors are independent, and Digital Angel has an independent director committee.

The board of directors held 10 meetings, including seven regularly scheduled meetings and three special meetings, during the year ended December 31, 2006. Each director attended at least 90% or more of the aggregate number of meetings held by the board of directors and the committees on which he served. It is the policy of the board of directors of Digital Angel to encourage its members to attend Digital Angel’s annual meeting of stockholders. All members of the board of directors were present at Digital Angel’s 2006 annual meeting of stockholders.

Digital Angel’s board of directors has four standing committees: the audit committee, the compensation committee, the government relations committee, and the independent director committee.

Audit Committee.  The audit committee presently consists of Messrs. Zarriello, Weintraub and Block. Digital Angel’s board of directors has determined that the members of the audit committee are independent directors, as defined under Section 803 of the AMEX Company Guide and SEC Rule 10A-3. The audit committee has been assigned the functions of monitoring the integrity of Digital Angel’s financial statements, monitoring the independence, qualifications and performance of its independent auditors, and overseeing its systems of internal controls. The audit committee’s responsibilities are set forth in an audit committee charter, a copy of which can be found on Digital Angel’s website at www.digitalangelcorp.com. The board of directors has designated Mr. Zarriello the “audit committee financial expert,” as defined by the rules promulgated by the SEC. The audit committee held four meetings during the year ended December 31, 2006.

Compensation Committee.  During the year ended December 31, 2006 and until August 6, 2007, the compensation committee consisted of Messrs. Weintraub, Zarriello, Block and Edelstein. Since August 6, 2007, the compensation committee has consisted of Messrs. Weintraub, Zarriello and Block. Digital Angel’s board of directors has determined that the members of the compensation committee are independent directors, as defined under Section 803 of the AMEX Company Guide. The compensation committee reviews and approves base salaries, bonuses, stock compensation and other forms of compensation for Digital Angel’s executive officers. The compensation committee also reviews and approves all forms of compensation for Digital Angel’s directors, including stock compensation and fees, and stock compensation to all employees. The compensation committee also administers Digital Angel’s equity compensation plans. The compensation committee’s responsibilities are set forth in a written charter that has been adopted by the compensation committee and the board of directors. A copy of this charter is available on Digital Angel’s website at www.digitalangelcorp.com. The compensation committee held two meetings during the year ended December 31, 2006.

At the end of each year, Digital Angel’s chief executive officer provides the compensation committee with his recommendations regarding the performance of each named executive officer (other than the chief executive officer) against his or her performance targets and the amount of bonus to be paid to such officer. Digital Angel’s chief executive officer also presents the compensation committee for its consideration a self-assessment of his performance during the applicable fiscal year and his proposed goals for Digital Angel during the next fiscal year.

The compensation committee chairperson reports to the board of directors on compensation committee actions and recommendations. The compensation committee has the authority to engage the services of outside advisors, experts and others to assist the compensation committee in fulfilling its duties and responsibilities. In connection with the compensation committee’s deliberations for 2006 compensation, the compensation committee selected and retained Riley, Dettmann & Kelsey, LLC, an independent compensation consulting firm, to advise the compensation committee. The compensation committee received a comprehensive position-by-position benchmarking analysis regarding base salary and total compensation levels at the companies which comprised Digital Angel’s comparator group, as described in the “Compensation Discussion and Analysis” section on page 168. Digital Angel believes that the use of an independent consultant provides additional assurance that its programs are reasonable and consistent with its objectives.

Government Relations Committee.  The members of government relations committee are Messrs. Block and Edelstein. The government relations committee has been assigned the functions of: (i) assisting with proposed national identification programs for cattle; (ii) assisting with other governmental-related matters; and (iii) advising the board of directors on legislative initiatives relating to livestock identification tracking and food safety and traceability. The government relations committee held two meetings during the year ended December 31, 2006.

Independent Director Committee.  During the year ended December 31, 2006 and until August 6, 2007, the independent director committee consisted of Messrs. Weintraub, Zarriello, Block and Edelstein. Since August 6, 2007, the independent director committee has consisted of Messrs. Weintraub, Zarriello and Block. The independent director committee has been assigned the functions of: (i) nominating candidates to serve on the board of directors; (ii) evaluating and approving transactions that are either not in the purview of the audit or compensation committees or that require review or approval of the independent directors only; and (iii) evaluating and determining whether to approve related party transactions. The independent director committee’s responsibilities are set forth in an independent director committee charter. A copy of this charter is available on Digital Angel’s website at www.digitalangelcorp.com. The independent director committee held one meeting during the year ended December 31, 2006.

Qualifications of Candidates for Election to the Board

The independent director committee considers possible candidates from many sources, including stockholders, as nominees for directors. The independent director committee solicits, considers and accepts nominations for candidates to serve as directors on Digital Angel’s board of directors. The independent director committee evaluates a potential candidate based on a variety of factors, including education, work experience, knowledge of Digital Angel’s industry, membership on a board of directors of another corporation, civic involvement, reputation and character. The independent director committee also evaluates candidates appropriately recommended by stockholders and will determine whether there are any differences in the manner in which the committee evaluates the stockholder-nominated candidates as compared to those candidates identified by the committee.

If the candidate is being considered for an independent director position, the independent director committee will evaluate the candidate’s independence from Digital Angel under the applicable securities laws and independence requirements set forth in the rules or listing standards of any exchange or automated quotation system on which shares of Digital Angel’s stock are traded. The committee will carefully review the education and experience of all directors and director nominees to ensure that at least one director, who will serve on the audit committee, is a “financial expert,” as required under the rules promulgated by the SEC. The committee will meet with each candidate to review the candidate’s qualifications and will request materials from each candidate that the committee deems necessary. The committee will review with the full board of directors its recommendations and nominations.

Stockholder Nominations

Stockholders may nominate director candidates for consideration by the independent director committee by writing to the chairman and providing to the chairman: (i) the candidate’s name, biographical data and qualifications, including five-year employment history with employer names and a description of the employer’s business; (ii) whether such individual can read and understand fundamental financial statements; (iii) other board memberships (if any); and (iv) such other information as is reasonably available and sufficient to enable the independent director committee to evaluate the qualifications stated above under the section of this joint proxy statement/prospectus entitled “Qualifications of Candidates for Election to the Board.” The submission must be accompanied by a written consent of the individual to stand for election if nominated by the independent director committee and to serve if elected by the stockholders. If a stockholder nominee is eligible, and if the nomination is proper, the independent director committee will deliberate and make a decision as to whether the candidate will be submitted to Digital Angel’s stockholders for a vote.

Code of Conduct and Corporate Ethics Policy Statement

The board of directors approved Digital Angel’s Code of Conduct and Corporate Ethics Policy Statement. The Code of Conduct and Corporate Ethics Policy Statement sets forth standards of conduct applicable to its directors, officers and employees. Digital Angel’s Code of Conduct and Corporate Ethics Policy Statement is available to view at its website at www.digitalangelcorp.com.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2006, Messrs. Weintraub, Zarriello, Block and Edelstein served as members of the compensation committee. On August 6, 2007, Mr. Edelstein resigned from membership on the compensation committee and is now Digital Angel’s interim president, chief executive officer and a director. None of the members of the compensation committee served as an officer or employee of Digital Angel or any of Digital Angel’s subsidiaries during the fiscal year ended December 31, 2006. There were no material transactions between Digital Angel and any of the members of the compensation committee during the fiscal year ended December 31, 2006.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Digital Angel’s directors and executive officers and persons who own more than 10% of its outstanding common stock to file with the SEC reports of changes in their ownership of common stock. Officers, directors and greater than 10% stockholders are also required to furnish Digital Angel with copies of all forms they file under this regulation. To Digital Angel’s knowledge, based solely on a review of the copies of such reports furnished to it and representations that no other reports were required, during the year ended December 31, 2006, all Section 16(a) filing requirements applicable to its officers, directors and greater than 10% stockholders were complied with.

Audit Committee Report

The audit committee monitors the accounting and financial reporting process of Digital Angel to assist the board of directors of Digital Angel. Management has primary responsibility for Digital Angel’s financial statements, financial reporting processes and internal control over financial reporting. The independent auditors are responsible for performing an independent audit of Digital Angel’s consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and evaluating the effectiveness of internal controls and issuing a report thereon. The audit committee’s responsibility is to select the independent auditors and monitor and oversee the accounting and financial reporting processes of Digital Angel, including Digital Angel’s internal controls over financial reporting, and the audits of the financial statements of Digital Angel.

During the course of 2006 and through 2007 to date, the audit committee regularly met and held discussions with management and the independent auditors. In the discussions related to Digital Angel’s consolidated financial statements for fiscal year 2006, management represented to the audit committee that such consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles. The audit committee reviewed and discussed with management and the independent auditors the audited consolidated financial statements for fiscal year 2006, management’s annual report on internal control over financial reporting, the results of the independent auditor’s testing and evaluation of Digital Angel’s internal control over financial reporting and the independent auditor’s attestation report regarding management’s assessment of internal control over financial reporting.

In fulfilling its responsibilities, the audit committee discussed with the independent auditors the matters that are required to be discussed by Statement on Auditing Standards No. 61 (as amended) (Communication with Audit Committees). In addition, the audit committee received from the independent auditors the written disclosures and letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the audit committee discussed with the independent auditors that firm’s independence. In connection with this discussion, the audit committee also considered whether the provision of services by the independent auditors not related to the audit of Digital Angel’s financial statements for fiscal year 2006 is compatible with maintaining the independent auditors’ independence. The audit committee charter states that the audit committee must approve any audit or permitted non-audit service proposed to be performed by its independent auditors in advance of the performance of such service.

Based upon the audit committee’s discussions with management and the independent auditors, and the audit committee’s review of the representations of management, and the report and letter of the independent auditors provided to the audit committee, the audit committee recommended to the board of directors that the audited consolidated financial statements for the year ended December 31, 2006 be included in Digital Angel’s Annual Report on Form 10-K for filing with the SEC.

See the portion of this joint proxy statement/prospectus titled “Information about Corporate Governance, the Board of Directors and Committees” beginning on page 182 for information on the audit committee’s meetings in 2006.

The Audit Committee

Michael S. Zarriello
Howard S. Weintraub, Ph.D.
John R. Block

Independent Registered Certified Public Accountants

Eisner LLP served as Digital Angel’s independent registered certified public accountant for the fiscal year ended December 31, 2006. Representatives from Eisner LLP are expected to be present in person or telephonically at the special and annual meeting, will have the opportunity to make a statement if they desire, and will be available to answer questions.

Digital Angel’s audit committee has selected Eisner LLP to serve as its independent registered certified public accountant for the fiscal year ending December 31, 2007.

Independent Auditor’s Fees

The aggregate fees billed to Digital Angel for the years ended December 31, 2006 and 2005, by Digital Angel’s principal accounting firm, Eisner LLP, are as follows:

	2006	2005

Audit Fees:	$405,442	$427,769
Audit-Related Fees:	$6,500	$22,900
Tax Fees:	-0-	-0-
All Other Fees:	-0-	-0-

Audit Fees.  The aggregate fees billed for the audit of Digital Angel’s annual financial statements for the fiscal years ended December 31, 2006 and December 31, 2005, for the reviews of the financial statements included in Digital Angel’s Quarterly Reports on Form 10-Q, and for other services that generally only an independent auditor reasonably can provide, such as comfort letters, statutory audits, attest services, consents and assistance with and review of documents filed with the SEC, were $405,442 in 2006 and $427,769 in 2005.

Audit-Related Fees.  The aggregate fees billed by Eisner LLP for audit-related services for the fiscal years ended December 31, 2006 and December 31, 2005 were $6,500 and $22,900, respectively. These fees included any employee benefit plan audit, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services not required by statute or regulation, and consultation concerning accounting and reporting standards for the fiscal years ended December 31, 2006 and December 31, 2005.

Financial Information Systems Design and Implementation Fees.  Digital Angel did not compensate Eisner LLP for any amounts for financial information systems design and implementation services for the fiscal years ended December 31, 2006 and December 31, 2005. These fees would have included any services regarding operating, or supervision of the operating of, Digital Angel’s information system or managing Digital Angel’s local area network, or designing or implementing a hardware or software system that aggregates source data underlying the financial statements or generates information that is significant to Digital Angel’s financial statements or other financial information systems taken as a whole for the fiscal years ended December 31, 2006 and December 31, 2005.

Tax Fees.  Digital Angel did not compensate Eisner LLP for any amounts for tax services for the fiscal years ended December 31, 2006 and December 31, 2005. These fees would have related to tax compliance, tax planning and tax advice for the fiscal years ended December 31, 2006 and December 31, 2005. Tax compliance generally involves preparation of original and amended tax returns, claims for refund and tax payment and planning services. Tax planning and tax advice encompass a diverse range of services, including assistance with tax audits and appeals, tax advice related to mergers and acquisitions, employee benefit plans and requests for rulings or technical advice from taxing authorities.

All Other Fees.  Digital Angel did not compensate Eisner LLP for any amounts not included above for the fiscal years ended December 31, 2006 and 2005. These fees would have related to services that do not meet the above category descriptions.

Pre-Approval Policies and Procedures for Audit and Permitted Non-Audit Services

The audit committee approves, on a case-by-case basis, any audit or permitted non-audit service proposed to be performed by Eisner LLP in advance of the performance of such service. These services may include audit services, audit-related services, tax services and other services. The audit committee may form, and delegate authority to, subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services; provided, however, that decisions of such subcommittee to grant pre-approvals are presented to the full audit committee for final approval at its next meeting. In connection with making any pre-approval decision, the audit committee must consider whether the provision of such permitted non-audit services by Eisner LLP is consistent with maintaining Eisner LLP’s status as Digital Angel’s independent auditors.

Consistent with these procedures, the audit committee approved all of the services rendered by Eisner LLP during fiscal year 2006, as described above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On August 31, 2007, Applied Digital closed a $7.0 million, non-convertible debt financing transaction with Kallina, pursuant to the terms of a securities purchase agreement dated August 31, 2007, between Applied Digital and Kallina, or the Applied Digital financing transaction. Kallina is a wholly-owned subsidiary of Applied Digital’s current senior secured lender, Laurus.

Under the terms of the securities purchase agreement, Kallina extended financing to Applied Digital in the form of a $7.0 million, secured term note, or the Applied Digital note. The Applied Digital note accrues interest at a rate per annum equal to the “prime rate” published in The Wall Street Journal from time to time, plus 3.0% (but such rate shall not at any time be less than 11.0%), and which will mature on August 31, 2009.

Applied Digital is obligated to make monthly principal payments of $166,666.67, plus interest, beginning on March 1, 2008. The terms of the Applied Digital note allow for optional redemption by paying 103% of the principal amount. The Applied Digital note also contains certain events of default, including, among other things, failure to pay, violation of non-financial covenants, and certain other expressly enumerated events. In the event of default, Kallina is entitled to additional interest on the outstanding principal balance of the Applied Digital note and on all outstanding obligations under the Applied Digital note and the related agreements entered into in conjunction with the Applied Digital note in an amount equal to 1% per month.

To secure Applied Digital’s obligations under the securities purchase agreement, Applied Digital has granted Kallina a security interest in substantially all of Applied Digital’s assets, and Applied Digital has pledged all of the issued and outstanding capital stock owned by Applied Digital in InfoTech and certain other wholly-owned subsidiaries of Applied Digital, and a portion of the issued and outstanding stock owned by Applied Digital in VeriChip and Digital Angel.

The securities purchase agreement contains various customary representations and warranties of Applied Digital and certain of its subsidiaries, as well as customary affirmative and negative covenants. Digital Angel and certain of its subsidiaries agreed to guarantee the obligations of Applied Digital under the Applied Digital financing transaction. In connection with the Applied Digital financing transaction, Kallina assigned certain of its rights and obligations to each of Valens Offshore and Valens U.S., pursuant to an amendment and partial assignment of loans, liens and documents. Applied Digital, Kallina, Valens Offshore, Valens U.S. and Laurus also entered into an intercreditor agreement regarding the rights and priorities of the parties to Applied Digital’s collateral.

In connection with the execution of the securities purchase agreement, Applied Digital transferred to Kallina 200,000 shares of VeriChip common stock that it owned and reduced the exercise price on existing warrants to purchase approximately 1.7 million shares of its common stock held by Laurus, from $1.88 to $1.35. VeriChip has agreed to enter into a registration rights agreement with Kallina to register the 200,000 shares.

Effective August 31, 2007, Digital Angel closed a $6.0 million, revolving asset-based financing transaction with Kallina, pursuant to the terms of a security agreement, among Digital Angel and Digital Angel Technology Corporation, Fearing Manufacturing Co., Inc., Digital Angel International, Inc., which are referred to as the eligible subsidiaries, and Kallina. Under the terms of the security agreement, Digital Angel may borrow, from time to time, under a revolving facility, an amount equal to the lesser of the amount of availability under the borrowing base and $6.0 million, subject to certain reserves that Kallina is authorized to take in its reasonable commercial judgment. Under the terms of the security agreement, the borrowing base is calculated as a percentage of the total amount of eligible accounts and inventory owned by Digital Angel and the eligible subsidiaries. Amounts outstanding under the revolving facility accrue interest at a rate per year equal to the “prime rate” published in The Wall Street Journal from time to time, plus 2.0% (but such rate cannot at any time be less than 10.0%), and which matures on August 31, 2010. Digital Angel and the eligible subsidiaries have pledged, in support of the obligations under the revolving facility, all of their respective assets, excluding the stock of all foreign subsidiaries other than stock held by Digital Angel in Signature Industries Limited. Digital Angel used a portion of the proceeds from the revolving facility to terminate and pay off all obligations under a revolving invoice funding facility with Greater Bay Business Funding, a division of Greater Bay Bank, N.A., and the remaining proceeds for working capital purposes.

In connection with the financing transaction, Digital Angel issued warrants that represent the ability to purchase 967,742 shares of Digital Angel’s common stock at an exercise price of $1.69 per share. The warrants can be exercised at any time prior to August 31, 2014. Digital Angel also entered into a registration rights agreement with Kallina, pursuant to which Digital Angel has agreed to file a shelf registration statement no later than December 31, 2007 covering the resale by Kallina of those shares received upon exercise of the warrants.

Effective August 31, 2007, Digital Angel and Applied Digital entered into a secured term note in the amount of $7.0 million, on terms substantially similar to those in the note issued by Applied Digital to Kallina in the Applied Digital financing transaction, or the intercompany loan. As part of the consideration for the intercompany loan, Digital Angel agreed to pay Applied Digital a structuring fee of $100,000, payable at Digital Angel’s election in stock or cash, reimburse Applied Digital for any other out-of-pocket fees required to be paid by Applied Digital in connection with Digital Angel’s financing transaction or the Applied Digital financing transaction, and issue to Applied Digital 921,402 shares of Digital Angel common stock.

Digital Angel used the proceeds from the intercompany loan to repay all amounts due under its $6.0 million, 10.25% senior secured debenture and intends to use the remaining proceeds for working capital purposes. Pursuant to the terms of the debenture, in connection with the prepayment, Digital Angel paid 102% of the outstanding principal amount of the debenture, plus all accrued and unpaid interest.

Digital Angel has a distribution and licensing agreement, dated March 4, 2002, and amended December 28, 2005 and May 9, 2007, with VeriChip, a majority-owned subsidiary of Applied Digital, covering the manufacturing, purchasing and distribution of Digital Angel’s implantable microchip and the maintenance of the VeriChip registry by Digital Angel. The amended agreement contains, among other things, minimum purchase requirements in order to maintain exclusivity, whereby VeriChip is required to purchase $0, $875,000, $1,750,000 and $2,500,000 for each of 2007, 2008, 2009 and 2010, respectively, and $3,750,000 for 2011 and each year thereafter. The agreement continues until March 2014 and, as long as VeriChip continues to meet the minimum purchase requirements, will automatically renew annually under its terms. The distribution and licensing agreement includes a license for the use of Digital Angel’s technology in VeriChip’s identified markets. Under the distribution and licensing agreement, Digital Angel is the sole manufacturer and supplier to VeriChip. The existing terms with Digital Angel’s sole supplier of implantable microchips, RME, expire on June 30, 2010.

Revenue recognized under the distribution and licensing agreement was $35,000 and $14,000 for the three months ended June 30, 2007 and 2006, respectively, and $39,000 and $173,000 for the six months ended June 30, 2007 and 2006, respectively. Amounts due from VeriChip as of June 30, 2007 and December 31, 2006 were $35,000 and $425,000, respectively.

On March 1, 2004, Digital Angel issued 3,000,000 shares of its common stock to Applied Digital pursuant to a stock purchase agreement with Applied Digital dated August 14, 2003. The stock purchase agreement provided for Applied Digital to purchase 3,000,000 shares of Digital Angel’s common stock at a price of $2.64 per share and a warrant to purchase up to 1,000,000 shares of Digital Angel’s common stock, which is exercisable for five years beginning February 1, 2004, at a price per share of $3.74, payable in cash or shares of common stock of Applied Digital. The consideration for the sale of Digital Angel’s 3,000,000 shares and the warrant was 1,980,000 shares of Applied Digital common stock. As of December 31, 2004, Digital Angel had sold all of the 1,980,000 shares of Applied Digital common stock for $6.7 million. In December 2004, Applied Digital exercised its warrant for 1,000,000 shares of our common stock. Net proceeds to Digital Angel upon exercise of the warrant were $3.74 million.

On February 25, 2005, Digital Angel entered into a stock purchase agreement with Applied Digital. The purpose of the February 25, 2005 stock exchange with Applied Digital was to use the shares as partial consideration for the acquisition of DSD Holding A/S and its wholly-owned subsidiaries, Daploma International A/S and Digitag A/S. Digital Angel and Applied Digital entered into the share exchange because of the selling shareholders’ desire, at the time the transaction was negotiated, to receive their consideration in

Applied Digital common stock as opposed to Digital Angel’s common stock. Pursuant to the agreement, Digital Angel issued 644,140 shares of its common stock to Applied Digital. Digital Angel received 684,543 shares of Applied Digital common stock as consideration. The exchange ratio of shares was based upon the average of the volume-weighted-average price of Digital Angel’s common stock and Applied Digital’s common stock for the ten trading days immediately preceding, and not including, the transaction closing date, which was $5.434 for Digital Angel’s common stock and $5.113 for Applied Digital’s common stock. The value of the stock exchanged was $3.5 million.

Applied Digital and the former shareholders of DSD agreed to exchange, per the terms of a share exchange agreement dated April 12, 2006, registered shares of Applied Digital’s common stock for the unregistered shares of the Digital Angel’s common stock paid by Digital Angel to the former shareholders of DSD Holding A/S, pursuant to the buy-out agreement. Pursuant to the share exchange agreement, Applied Digital issued to the former shareholders of DSD Holding A/S 454,545 shares of Applied Digital’s common stock, valued at $972,249 and $27,751 in cash, in exchange for the 282,115 shares of Digital Angel common stock that the former shareholders of DSD Holding A/S received from Digital Angel in partial payment of the buy-out. The number of shares of Applied Digital common stock that were exchanged was determined based upon the average of the volume-weighted-average price of our common stock for the two trading days immediately preceding, and not including, the transaction closing date of June 8, 2006, which was $2.14 per share.

Digital Angel’s subsidiary, DSD Holding A/S, leases a 13,600 square foot building located in Hvidovre, Denmark. The building is occupied by DSD Holding A/S’s administrative and production operations. The lease agreement has no expiration, but includes a three-month termination notice requirement that can be utilized by the owner or DSD Holding A/S. DSD Holding A/S leases the building from LANO Holding ApS, which is 100%-owned by Lasse Nordfjeld, president of Digital Angel’s Animal Applications Group. For the fiscal year 2006, DSD Holding A/S paid to LANO Holding ApS the aggregate amount of DKK 841,074 ($141,300 at December 31, 2006, based on an exchange rate of DKK 1.0 = U.S.$0.168) for lease payments and utilities.

Policy for Related Party Transactions

Digital Angel’s board of directors has adopted a written policy for related party transactions. This policy establishes procedures to ensure that all related party transactions are prudently and properly evaluated, authorized, executed, and disclosed in accordance with all applicable legal and contractual requirements. For purposes of the policy, a “related party transaction” means any transaction between Digital Angel and any of its affiliates (other than transactions available to all employees generally) that involve more than $10,000 when aggregated with all similar transactions, and includes any related party transactions, as defined in Item 404 of Regulation S-K. For purposes of the policy, “affiliates” include:

•	Digital Angel’s directors;

•	Digital Angel’s executive officers;

•	director nominees; and

•	stockholders who own more than 5% of Digital Angel’s voting securities.

Affiliates include members of the immediate family of the above persons and entities in which any of the above persons is employed or is a general partner, director, principal, or holder of a similar position, or in which such person has more than 5% beneficial ownership interest. An affiliate also includes any “related person,” as defined by Item 404 of Regulation S-K.

Under the policy, every related party transaction must be approved or ratified by the independent director committee. The independent director committee will only approve those proposed related party transactions that comply with all applicable legal and contractual requirements and that the independent director committee reasonably believes to be in the best interests of Digital Angel. In approving a proposed related party transaction, the independent director committee will consider:

•	the interest of the affiliate in the proposed transaction;

•	how the proposed transaction compares to a comparable arm’s-length transaction with a person who is not an affiliate of Digital Angel;

•	whether the transaction is to be effected at fair market value; and

•	whether any terms of the transaction are not ordinary and customary for commercial transactions of the type.

All related person transactions shall be disclosed in Digital Angel’s applicable SEC filings, as required under SEC rules.

PERFORMANCE GRAPH OF DIGITAL ANGEL

Notwithstanding anything to the contrary set forth in any of Digital Angel’s previous filings under the Securities Act or the Exchange Act that might incorporate future filings or this joint proxy statement/prospectus, the following performance graph and accompanying data shall not be deemed to be incorporated by reference into any such filings. In addition, they shall not be deemed to be “soliciting material” or “filed” with the SEC.

The following graph shows the total return to stockholders of an investment in our common stock as compared to (i) an investment in The AMEX Composite Index and (ii) an investment in The AMEX Consumer Manufacturing Index.

Total stockholder return is determined by dividing (i) the sum of (A) the cumulative amount of dividends for a given period (assuming dividend reinvestment) and (B) the change in share price between the beginning and end of the measurement period, by (ii) the share price at the beginning of the measurement period.

COMPARISON OF 6 YEAR CUMULATIVE TOTAL RETURN*
Among Digital Angel Corporation, The AMEX Composite Index
And The AMEX Consumer Manufacturing Index

* $100 invested on 12/31/01 in stock or Index-including reinvestment of dividends.
  Fiscal year ending December 31.

	12/01	12/02	12/03	12/04	12/05	12/06
Digital Angel Corporation	100.00	52.04	96.73	157.76	62.86	52.04
AMEX Composite	100.00	100.08	144.57	178.46	220.35	262.17
AMEX Consumer Manufacturing	100.00	100.77	129.27	150.15	154.52	185.05

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
OF DIGITAL ANGEL

The following table sets forth certain information regarding the beneficial ownership of Digital Angel’s common stock as of September 28, 2007 by (i) each of Digital Angel’s directors, (ii) each named executive officer, (iii) all of Digital Angel’s current directors and executive officers as a group, and (iv) each person known by Digital Angel to be the beneficial owner of more than five percent (5%) of the shares outstanding of common stock. Unless otherwise indicated, each stockholder has sole voting and investment power with respect to the indicated shares.

As of September 28, 2007, Digital Angel had 45,869,933 shares of common stock outstanding.

	Number of Shares		Percent of
	Beneficially		Common
Name	Owned(1)		Stock

Kevin N. McGrath	2,350,000	(2)	5.1%
Scott R. Silverman	1,533,450	(3)	3.3%
John R. Block	445,000	(4)	1.0%
Barry M. Edelstein	120,000	(4)	*
Howard S. Weintraub, Ph.D.	545,000	(4)	1.2%
Michael S. Zarriello	545,000	(4)	1.2%
James P. Santelli	214,875	(5)	*
Lorraine M. Breece	13,113	(4)	*
David Cairnie	231,667	(4)	*
Lasse Nordfjeld	165,000	(4)	*
All current officers and directors as a group (9 persons)	3,618,230	(6)	7.9%
Applied Digital Solutions, Inc.	25,495,190	(7)	55.6%

*	Less than 1% of outstanding shares.

Except as otherwise indicated, the address of each person named in this table is c/o Digital Angel Corporation, 1690 South Congress Avenue, Suite 201, Delray Beach, Florida 33445.

(1)	In determining the number and percentage of shares beneficially owned by each person, shares that may be acquired by such person pursuant to options exercisable within 60 days after September 28, 2007 are deemed outstanding for purposes of determining the total number of outstanding shares for such person, but are not deemed outstanding for such purposes with respect to all other stockholders. To our knowledge, except as otherwise indicated, beneficial ownership includes sole voting and dispositive power with respect to all shares.

(2)	This number includes options to purchase 2,350,000 shares of common stock that are exercisable within 60 days after September 28, 2007.

(3)	This number includes options to purchase 1,430,000 shares of common stock that are exercisable within 60 days after September 28, 2007, and 25,000 shares of restricted stock units that vest within 60 days after September 28, 2007.

(4)	This number consists solely of options to purchase shares of common stock that are exercisable within 60 days after September 28, 2007.

(5)	This number includes options to purchase 100,000 shares of common stock that are exercisable within 60 days after September 28, 2007. This number also includes 114,875 shares of common stock, based on a Form 4 filed with the SEC on August 9, 2004.

(6)	This number includes options to purchase 3,618,230 shares of common stock that are exercisable within 60 days after September 28, 2007.

(7)	This number includes 1,000,000 shares held in the Digital Angel Share Trust, Wilmington Trust Company as trustee.

As of September 28, 2007, Scott R. Silverman beneficially owns 3,510,296 shares of common stock of Applied Digital, which includes 2,142,500 options that are exercisable within 60 days of September 28, 2007. Michael S. Zarriello beneficially owns approximately 134,051 shares of common stock of Applied Digital, which includes 125,000 options that are exercisable within 60 days of September 28, 2007. Lorraine M. Breece beneficially owns approximately 118,024 shares of common stock of Applied Digital, which includes 116,500 options that are exercisable within 60 days of September 28, 2007.

DESCRIPTION OF APPLIED DIGITAL’S CAPITAL STOCK

As of September 28, 2007, Applied Digital’s authorized capital stock consisted of 125,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $10.00 par value per share. At the Applied Digital special meeting, stockholders will be asked to approve and adopt an amendment to Applied Digital’s certificate of incorporation to increase the total number of authorized shares of Applied Digital capital stock to 170,000,000 shares, of which 165,000,000 shall be common stock.

The following is a summary of the material terms of Applied Digital’s common stock and preferred stock. This summary does not purport to describe all the terms of the common stock and preferred stock, and such description is subject to, and qualified by reference to, the certificate of incorporation and amended and restated bylaws, all of which have been filed with the SEC, and by applicable law.

Common Stock

As of September 28, 2007, there were 70,870,866 shares of Applied Digital common stock outstanding and held of record by 2,181 stockholders. The holders of Applied Digital common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of Applied Digital common stock are entitled to receive ratably such dividends as may be declared by its board of directors, out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Applied Digital, holders of its common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then-outstanding preferred stock.

Holders of Applied Digital common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking-fund provisions applicable to Applied Digital common stock. All outstanding shares of Applied Digital common stock are, and all shares of Applied Digital common stock issuable upon conversion of the preferred stock, when and if issued, will be, fully paid and nonassessable.

Preferred Stock

Applied Digital’s board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of preferred stock could adversely affect the voting power of holders of Applied Digital common stock and could have the effect of delaying, deferring or preventing a change in control of Applied Digital.

Anti-Takeover Provisions

Certain provisions of Delaware law and the Applied Digital certificate of incorporation and amended and restated bylaws could make the acquisition of Applied Digital by means of a tender offer, or the acquisition of control of Applied Digital by means of a proxy contest or otherwise, more difficult. These provisions, summarized below, are intended to discourage certain types of coercive takeover practices and inadequate takeover bids, and are designed to encourage persons seeking to acquire control of Applied Digital to negotiate with the Applied Digital board of directors. Applied Digital believes that the benefits of increased protection against an unfriendly or unsolicited proposal to acquire or restructure Applied Digital outweigh the disadvantages of discouraging such proposals. Among other things, negotiation of such proposals could result in an improvement of their terms.

Delaware Anti-Takeover Law.  Applied Digital is subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved by Applied Digital’s board of directors in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Other provisions in the Applied Digital certificate of incorporation and amended and restated bylaws.  The Applied Digital certificate of incorporation and amended and restated bylaws provide other mechanisms that may help to delay, defer or prevent a change in control. For example, the Applied Digital certificate of incorporation does not provide for cumulative voting in the election of directors. Cumulative voting provides for a stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on Applied Digital’s board of directors based on the number of shares of Applied Digital stock that such stockholder holds than it would if cumulative voting were permitted. The elimination of cumulative voting makes it more difficult for a minority stockholder to gain a seat on Applied Digital’s board of directors to influence the board’s decision regarding a takeover.

Under the Applied Digital certificate of incorporation, 5,000,000 shares of preferred stock remain undesignated. The authorization of undesignated preferred stock makes it possible for the board of directors, without stockholder approval, to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to obtain control of Applied Digital.

The Applied Digital amended and restated bylaws contain advance-notice procedures that apply to stockholder proposals and the nomination of candidates for election as directors by stockholders, other than nominations made pursuant to the notice given by Applied Digital with respect to such meetings or nominations made by or at the direction of the board of directors.

These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of Applied Digital.

Transfer Agent and Registrar

The transfer agent and registrar for Applied Digital’s common stock is Registrar and Transfer Company, located at 10 Commerce Drive, Cranford, New Jersey 07016-3572, and its telephone number is 800-368-5948.

COMPARISON OF THE RIGHTS OF STOCKHOLDERS OF
APPLIED DIGITAL AND DIGITAL ANGEL

Digital Angel and Applied Digital are each organized under the laws of the State of Delaware and subject to the DGCL. Any differences, therefore, in the rights of holders of capital stock in Digital Angel and Applied Digital arise primarily from differences in their respective certificates of incorporation and bylaws. Upon completion of the merger, holders of Digital Angel common stock will become holders of Applied Digital common stock, and their rights will be governed by Delaware law, Applied Digital’s certificate of incorporation, as amended, and Applied Digital’s amended and restated bylaws.

The following discussion summarizes the material differences between the rights of Digital Angel stockholders and Applied Digital stockholders, as described in the applicable provisions of their respective certificates of incorporation and bylaws. This section does not include a complete description of all the differences between the rights of these stockholders or the specific rights of these stockholders. All Digital Angel stockholders and Applied Digital stockholders are urged to read carefully the relevant provisions of Delaware law, as well as the restated certificate of incorporation and bylaws of Digital Angel, as amended, and the certificate of incorporation and amended and restated bylaws of Applied Digital.

Capital Stock

Capitalization

Applied Digital:

The aggregate number of shares of all classes of stock that Applied Digital has the authority to issue is 130,000,000 shares, of which 5,000,000 shares are preferred stock having a par value of $10.00 per share, and 125,000,000 shares are common stock having a par value of $0.01 per share.

At the Applied Digital special meeting, stockholders will be asked to approve and adopt an amendment to Applied Digital’s certificate of incorporation to increase the total number of authorized shares of Applied Digital capital stock to 170,000,000 shares, of which 165,000,000 are to be common stock.

Digital Angel:

The total number of shares of capital stock that Digital Angel has the authority to issue is 96,000,000 shares, consisting of 95,000,000 shares of common stock having a par value of $0.005 per share, and 1,000,000 shares of preferred stock having a par value of $1.75 per share.

Preferred Stock

Applied Digital and Digital Angel:

Subject to the laws of the State of Delaware, the board of directors of each of Applied Digital and Digital Angel has the authority to issue preferred stock, from time to time, in one or more series, and to set the relative rights and preferences of the shares of each series.

Voting Rights

Applied Digital:

Each share of common stock is identical with each other share of common stock, except as the holders of the common stock otherwise expressly agree in writing. Subject to the voting rights of any holders of preferred stock, each outstanding share of common stock entitled to vote under the provisions of Applied Digital’s certificate of incorporation is entitled to one vote on each matter submitted to a vote at a meeting of stockholders.

Digital Angel:

The holders of common stock have one vote per share and are entitled, voting as a class, to elect all members of the board of directors, except for the number of directors that the holders of preferred stock are entitled, voting as a class, to elect. However, in any case, the holders of the common stock are entitled to elect at least a majority of the members of the board of directors.

Digital Angel must not take any of the following actions without the approval of the holders of 66.6% of the issued and outstanding common stock of Digital Angel:

(i) implementing a bankruptcy decision with respect to the corporation or any of its direct or indirect subsidiaries if, at the time such bankruptcy decision is implemented or is to be implemented, (A) a bankruptcy decision has been made with respect to Applied Digital, or any of its direct or indirect subsidiaries, or (B) Applied Digital is in default under, or with respect to, any obligation for borrowed money, including certain credit documents, regardless of whether such default has been declared; and

(ii) approving any issuance of corporation stock (or securities of any of its direct or indirect subsidiaries) or securities convertible into or exercisable for corporation stock (or securities of any of its direct or indirect subsidiaries), including options or warrants for corporation stock (or securities of any of its direct or indirect subsidiaries), for (A) non-cash consideration or (B) cash consideration of less than fair market value.

However, if an amendment to the restated certificate of incorporation, as described in Digital Angel’s proposal 3, is approved, then provision (ii) above which requires that 66.6% of the issued and outstanding shares of Digital Angel approve the issuance of common stock (including options or warrants) for non-cash consideration or for less than fair market value, will be removed from the restated certificate of incorporation.

Preemptive Rights

Applied Digital and Digital Angel:

No Digital Angel stockholder has preemptive or preferential rights. No Applied Digital stockholder has preemptive or preferential rights other than such right, if any, as the board of directors of Applied Digital in its discretion may from time to time determine, and at such prices as the Applied Digital board of directors may from time to time fix.

Dividends

Applied Digital and Digital Angel:

Subject to the prior rights of the preferred stock of Applied Digital and Digital Angel, holders of Applied Digital and Digital Angel common stock may receive dividends.

Meetings and Voting

Closing of Transfer Books and Fixing of Record Date

Applied Digital:

The board of directors may close the transfer books of Applied Digital for a period not exceeding 60, nor less than 10, days prior to the date of any stockholders meeting. In lieu of so closing the transfer books, the board of directors may fix in advance a record date for the determination of the stockholders entitled to notice of, and to vote at, any meeting and any adjournment thereof, not exceeding 60, nor less than 10, days prior to the date of any stockholders meeting. If the board of directors does not close the transfer books or set a record date for the determination of the stockholders entitled to notice of, and to vote at, any stockholders meeting, the record date for determining stockholders entitled to notice of, or to vote at, a stockholders meeting is the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the stockholders meeting is held. A determination of stockholders of record entitled to notice of, or to vote at, a stockholders meeting will apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.

Digital Angel:

The board of directors may fix a record date, which will not be more than 60, nor less than 10, days before the date of any stockholders meeting, nor more than 60 days prior to the time for the other action hereinafter described, as of which there shall be determined the stockholders who are entitled: to notice of, or to vote at, any stockholders meeting or any adjournment thereof; to express consent to corporate action in writing without a meeting; to receive payment of any dividend or other distribution or allotment of any rights; or to exercise any rights with respect to an change, conversion or exchange of stock or with respect to any other lawful action.

Special Stockholder Meetings

Applied Digital:

Only the affirmative vote of a majority of the entire board of directors, the chairman of the board of directors, or the president may call a special meeting of the stockholders or of the holders of any special class of stock of Applied Digital by request of such meeting in writing, unless otherwise prescribed by statute. Such request is required to be delivered to the secretary of Applied Digital and state the purpose(s) of the proposed meeting. Upon such direction or request, subject to any requirements or limitations imposed by the Applied Digital certificate of incorporation, the Applied Digital amended and restated bylaws, or by law, it is the duty of the secretary to call a special meeting of the stockholders to be held at such time as is specified in the request.

Digital Angel:

The board of directors or the chief executive officer of Digital Angel may call a special meeting of the stockholders for any purpose(s) prescribed in the notice of the meeting, and such meeting will be held at such place, on such date, and at such time as the board of directors or the chief executive officer fix.

Stockholder Action by Written Consent

Applied Digital and Digital Angel:

Unless otherwise provided in the Applied Digital or Digital Angel certificate of incorporation, as applicable, any action required or permitted to be taken by the Applied Digital or Digital Angel stockholders may be taken without a stockholders meeting only if a consent in writing, setting forth the action so taken, is signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Cumulative Voting

Applied Digital and Digital Angel:

Applied Digital and Digital Angel stockholders do not have any right to cumulative voting.

Advance Notice of Nominations and Stockholder Proposals

Applied Digital:

For nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary. To be timely, a stockholder’s notice must be delivered to the secretary at the principal executive offices of Applied Digital not less than 60 days, nor more than 90 days, prior to the first anniversary of the preceding year’s annual meeting; provided, however, that, if the date of the annual meeting is advanced by more than 30 days, or delayed by more than

60 days, from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made.

Digital Angel:

Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting will be given. The written notice of any meeting must be given not less than 10, nor more than 60, days before the date of the meeting to each stockholder entitled to vote at such meeting.

Board of Directors

Number; Election and Term

Applied Digital:

The board of directors will consist of seven persons, but in no event will the number of directors be less than three. The number of directors provided in the Applied Digital amended and restated bylaws may be amended from time to time only by the affirmative vote of a majority of the board of directors.

The board of directors must be divided into three classes, as nearly equal in number as possible. The first class of directors will hold office until the annual meeting of stockholders in 2008, the second class of directors will hold office until the annual meeting of stockholders in 2009, and the third class of directors will hold office until the annual meeting of stockholders in 2010, or, in each case, until his or her successor is elected and qualified. Thereafter, directors will be elected to hold office for a term of three years or, in each case, until his or her successor is elected and qualified, and, at each annual stockholders meeting, the successors to the class of directors whose terms then expire will be elected for a term expiring at the third succeeding annual meeting after that election.

Digital Angel:

Except as otherwise authorized by the Digital Angel certificate of incorporation, the number of directors who constitute the whole board will not be less than three. Each director will be elected for a term of one year and until his successor is elected and qualified, except as otherwise provided in the Digital Angel bylaws or required by law. Whenever the authorized number of directors is increased between annual stockholders meetings, a majority of the directors then in office have the power to elect such new directors for the balance of a term and until their successors are elected and qualified. Any decrease in the authorized number of directors will not become effective until the expiration of the term of the directors then in office, unless, at the time of such decrease, there are vacancies on the board that are being eliminated by the decrease.

Vacancy and Removal of Directors

Applied Digital and Digital Angel:

A majority of the directors in office can fill any vacancy or newly created directorship. A Digital Angel director may be removed with or without cause by a majority of the shares entitled to vote at an election of the directors. An Applied Digital director may be removed only for cause by a majority of the shares entitled to vote at an election of the directors.

Amendments

Certificate of Incorporation

Applied Digital and Digital Angel:

An amendment to the articles or certificate of incorporation requires approval by both the board of directors and a majority of the outstanding stock. Any proposed amendment to the certificate of incorporation that would increase or decrease the authorized shares of a class of stock, increase or decrease the par value of the shares of a class of stock, or alter or change the powers, preferences or special rights of the shares of a class of stock (so as to affect them adversely) requires approval of the holders of a majority of the outstanding shares of the affected class, voting as a separate class, in addition to the approval of a majority of the shares entitled to vote on that proposed amendment. If any proposed amendment would alter or change the powers, preferences or special rights of any series of a class of stock so as to affect them adversely, but does not affect the entire class, then only the shares of the series affected by the proposed amendment is considered a separate class for purposes of the immediately preceding sentence.

Bylaws

Applied Digital and Digital Angel:

The board of directors of each of Applied Digital and Digital Angel is authorized to make, amend, alter and rescind the Applied Digital amended and restated bylaws and the Digital Angel bylaws, as applicable. In addition, the Digital Angel bylaws may be amended or repealed by the board of directors at any meeting or by the stockholders at any meeting.

Indemnification

General

Applied Digital:

Applied Digital will indemnify each person (other than a party plaintiff suing on his or her own behalf or in the right of the corporation) who at any time is serving, or has served, as a director or officer of Applied Digital and may indemnify any person (other than a party plaintiff suing on his or her own behalf or in the right of the corporation) who at any time is serving, or has served, as an employee or agent of Applied Digital against any claim, liability or expense incurred as a result of such service, or as a result of any other service on behalf of Applied Digital, or service at the request of Applied Digital as a director, officer, employee, member or agent of another corporation, partnership, joint venture, trust, trade or industry association, or other enterprise (whether incorporated or unincorporated, for-profit or not-for-profit), to the maximum extent permitted by law. Without limiting the generality of the foregoing, Applied Digital will indemnify any such director or officer and may indemnify any such employee or agent who was or is a party (other than a party plaintiff suing on his or her behalf or in the right of Applied Digital), or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including, but not limited to, an action by or in the right of Applied Digital) by reason of such service against expenses (including, without limitation, attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding.

To the extent that an employee or agent of Applied Digital has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the Applied Digital amended and restated bylaws, or in defense of any claim, issue or matter therein, he or she will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the action, suit or preceding.

Digital Angel:

Digital Angel will, to the fullest extent permitted by Section 145 of the DGCL, indemnify any and all persons whom it will have the power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein will not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders, disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, and will continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of the heirs, executors and administrators of such a person.

Digital Angel will indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action or suit by or in the right of the corporation), by reason of the fact that he or she is or was a director, officer, employee or agent of Digital Angel, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such suit, action or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of Digital Angel, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; provided, however, that in the case of an action or suit by or in the right of Digital Angel:

(a) such person will be indemnified only to the extent of his or her expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement thereof, and not for any judgments, fines or amounts paid in settlement; and

(b) no indemnification will be made in respect of any claim, issue or matter as to which such person was adjudged to be liable for negligence or misconduct in the performance of his duty to Digital Angel, unless, and only to the extent that, the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper.

Any indemnification (unless required by law or ordered by a court) will be made by Digital Angel, only as authorized in the specific case, upon a determination that the indemnification of the director, officer, employee or agent is proper in the circumstances, because he or she has met the applicable standard of conduct. Such determination will be made:

(1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding;

(2) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or

(3) by the stockholders of Digital Angel.

Insurance

Applied Digital:

Applied Digital may purchase and maintain insurance, on behalf of any person who is or was a director, officer, employee or agent of Applied Digital, or who is or was otherwise serving on behalf or at the request of the corporation in any capacity, against any claim, liability or expense asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not Applied Digital would have the power to indemnify him or her against such liability under the provisions of the Applied Digital amended and restated bylaws.

Digital Angel:

Digital Angel may purchase and maintain insurance, on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of Digital Angel as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not Digital Angel would have the power to indemnify him or her against such liability under the provisions of the DGCL or of the Digital Angel bylaws.

Digital Angel’s indemnity of any person who is or was a director, officer, employee or agent of Digital Angel will be reduced by any amounts that such person may collect as indemnification under any policy of insurance purchased and maintained on his or her behalf by Digital Angel.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Subject to the limitations and qualifications set forth in this section, the discussion in this section represents the opinion of Holland & Knight LLP, or H&K, counsel to Applied Digital as to the material United States federal income tax consequences of the merger generally applicable to Digital Angel stockholders who hold their shares of Digital Angel common stock as capital assets at the effective time of the merger and who exchange their shares for shares of Applied Digital common stock in the merger. H&K has delivered these opinions, dated as of September 6, 2007, to Applied Digital and Digital Angel, respectively. The discussion set forth below does not address all United States federal income tax considerations that may be relevant to Digital Angel stockholders in light of their particular circumstances, and does not apply to the treatment of stock options or warrants in the merger or the treatment of Digital Angel stockholders that are subject to special rules under U.S. federal income tax laws, such as:

•	foreign persons;

•	financial institutions, insurance companies, mutual funds, dealers in securities or foreign currencies, tax-exempt organizations and stockholders subject to the alternative minimum tax;

•	stockholders who hold Digital Angel common stock as part of a hedge, straddle, constructive sale or conversion transaction, or other risk-reduction arrangement;

•	stockholders who acquired their Digital Angel common stock through stock option or stock purchase programs or otherwise as compensation; and

•	stockholders whose functional currency is not the U.S. dollar.

In addition, this discussion does not consider the tax treatment of Digital Angel stockholders who hold their Digital Angel shares through a partnership or other pass-through entity, and it does not address the tax consequences of the merger under foreign, state or local tax laws or U.S. federal estate tax laws.

Digital Angel stockholders are urged to consult their own tax advisors regarding the tax consequences of the merger to them based on their own circumstances, including the application and effect of U.S. federal, state, local and foreign tax laws.

The following discussion is based on interpretations of the Internal Revenue Code, applicable Treasury Regulations, judicial decisions and administrative rulings and practice, all as of the date of this joint proxy statement/prospectus, and all of which are subject to change. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion and the tax consequences of the merger to Applied Digital, Digital Angel and/or their respective stockholders. The following discussion is not binding on the Internal Revenue Service or a court, and neither one is precluded from asserting a contrary position.

Neither Applied Digital nor Digital Angel has requested, nor will either request, a ruling from the Internal Revenue Service with regard to any of the tax consequences of the merger. Digital Angel has received an opinion from H&K that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Applied Digital has received an opinion from H&K that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. The opinion is based upon the assumption that the merger will take place in the manner described in the merger agreement, and also assumes the truth and accuracy of certain factual representations made by Applied Digital and Digital Angel to H&K that are customarily given in transactions of this kind.

Qualification as a “reorganization” means that, subject to the limitations and qualifications set forth in this discussion, the following U.S. federal income tax consequences will result from the merger:

•	A Digital Angel stockholder will not recognize gain or loss on the exchange of Digital Angel common stock for Applied Digital common stock pursuant to the merger, except as discussed below;

•	The total initial tax basis of any Applied Digital stock received by a Digital Angel stockholder in the merger will be equal to the total tax basis of the Digital Angel common stock exchanged therefor; and

•	The holding period of the Applied Digital common stock received by a Digital Angel stockholder in the merger will include the holding period of the Digital Angel common stock surrendered therefor.

Even if the merger did qualify as a reorganization, the receipt of Applied Digital common stock could be a taxable transaction if the Internal Revenue Service were to successfully assert that such stock was being issued in whole or in part in exchange for consideration other than Digital Angel stock. In addition, opinions of counsel are not binding on the Internal Revenue Service or the courts. As a result, neither Applied Digital nor Digital Angel can assure you that the conclusions contained in this discussion will not be challenged by the Internal Revenue Service or sustained by a court if challenged. If the Internal Revenue Service were to assert successfully that the merger is not a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, then each Digital Angel stockholder would be required to recognize gain or loss equal to the difference between (i) the fair market value of the Applied Digital common stock received in the exchange and (ii) the stockholder’s tax basis in the Digital Angel stock surrendered therefor. In such event, a Digital Angel stockholder’s total initial tax basis in the Applied Digital common stock received would be equal to its fair market value at the effective time of the merger, and the stockholder’s holding period for the Applied Digital common stock would begin on the day after the merger. The gain or loss recognized would be long-term capital gain or loss if the Digital Angel stockholder’s holding period for the Digital Angel common stock was more than one year.

Backup Withholding of U.S. Federal Income Tax

A non-corporate holder of Digital Angel shares may be subject to backup withholding, unless the stockholder (i) provides a correct taxpayer identification number (which, for an individual stockholder, generally is the stockholder’s social security number) and certifies that he, she or it is not subject to backup withholding on the substitute W-9 that is included as part of the transmittal letter or (ii) otherwise is exempt from backup withholding. Backup withholding will not apply to a Digital Angel stockholder who completes and signs the substitute Form W-9 that is included as part of the transmittal letter, or who otherwise proves to Applied Digital and its exchange agent that it is exempt from backup withholding. A Digital Angel stockholder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. Backup withholding is not an additional tax and may be claimed as a credit against a Digital Angel stockholder’s federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

Reporting and Record Keeping

A Digital Angel stockholder is required to retain records of the transaction. At a minimum, the information retained must include: (i) the amount of, and the stockholder’s tax basis in, the Digital Angel common stock surrendered, and (ii) the fair market value, as of the time of the effective date of the merger, of the Applied Digital common stock received in the exchange therefor.

In addition, a significant holder of Digital Angel common stock must attach, to the stockholder’s federal income tax return for the year of the merger, a statement meeting the requirements of Temporary Treasury Reg. § 1.368-3T(b). For this purpose, a significant holder is any person who, immediately before the merger, held: (i) at least 5% (by vote or value) of Digital Angel’s outstanding stock, if the stock held by such stockholder is publicly traded; or (ii) at least 1% (by vote or value) of Digital Angel’s outstanding stock, if the stock held by such stockholder is not publicly traded.

The preceding discussion does not purport to be a complete analysis of all potential tax consequences of the merger that may be relevant to a particular Digital Angel stockholder. Holders of Digital Angel common stock are urged to consult their own tax advisors regarding the specific tax consequences to them of the merger, including the applicability and effect of foreign, state, local and other tax laws.

VALIDITY OF COMMON STOCK

The validity of the shares of Applied Digital common stock offered in connection with the merger will be passed upon by Holland & Knight LLP, One East Broward Blvd., Suite 1300, Fort Lauderdale, Florida 33301. Holland & Knight LLP will render an opinion that the description of the U.S. federal income tax consequences described under the caption “The Merger — Material United States Federal Income Tax Consequences” is true and correct in all material respects.

EXPERTS

The consolidated financial statements and related financial statement schedule of Applied Digital, incorporated by reference in this prospectus from Applied Digital’s Current Report on Form 8-K filed with the SEC on September 10, 2007, and management’s report on the effectiveness of internal control over financial reporting, incorporated by reference in this prospectus from Applied Digital’s Annual Report on Form 10-K/A for the year ended December 31, 2006 filed with the SEC on April 6, 2007, have been audited by Eisner LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference, which reports (1) express an unqualified opinion on the financial statements and financial statement schedule, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting and have been incorporated herein by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Digital Angel and related financial statement schedule included in this joint proxy statement/prospectus and management’s report on the effectiveness of internal control over financial reporting included in Digital Angel’s Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC on March 8, 2007 have been audited by Eisner LLP, an independent registered public accounting firm, as stated in their reports, which reports (1) express an unqualified opinion on the financial statements and financial statement schedule, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting, have been so included herein in reliance on such firm’s reports given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Each of Applied Digital and Digital Angel files reports, proxy statements and other information with the SEC. You may read and copy any of this information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an internet website that contains reports, proxy statements and other information regarding issuers, including Applied Digital and Digital Angel, who file electronically with the SEC. The address of that site is http://www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference in this joint proxy statement/prospectus. You can obtain any of the materials that Applied Digital or Digital Angel files with the SEC from the SEC, through the SEC’s website at the address described above, or from Applied Digital or Digital Angel, as applicable, by requesting them in writing or by telephone at the following addresses:

Applied Digital Solutions, Inc.
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
Telephone: (561) 805-8000
Attention: Investor Relations

Digital Angel Corporation
490 Villaume Avenue
South St. Paul, Minnesota 55075
Telephone: (651) 455-1621
Attention: Investor Relations

These documents are available from Applied Digital or Digital Angel, as applicable, without charge, excluding any exhibits to the documents, unless the exhibit is specifically listed as an exhibit to the registration statement of which this joint proxy statement/prospectus forms a part. Copies of materials related to Applied Digital may also be inspected at the offices of the Nasdaq Stock Market, Inc., One Liberty Plaza, 50th Floor, New York, New York 10006. Stockholders may also consult Applied Digital’s and Digital Angel’s websites for more information concerning the merger described in this joint proxy statement/prospectus. Information included in Applied Digital’s and Digital Angel’s websites is not incorporated by reference in this joint proxy statement/prospectus.

IN ORDER FOR YOU TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS BEFORE THE APPLIED DIGITAL SPECIAL MEETING OR THE DIGITAL ANGEL SPECIAL AND ANNUAL MEETING, APPLIED DIGITAL OR DIGITAL ANGEL SHOULD RECEIVE YOUR REQUEST NO LATER THAN NOVEMBER 19, 2007.

Applied Digital has filed a registration statement under the Securities Act with the SEC with respect to Applied Digital’s common stock to be issued to Digital Angel stockholders in the merger. This joint proxy statement/prospectus constitutes the prospectus of Applied Digital filed as part of the registration statement. You may inspect and copy the registration statement at the address listed above.

You should rely only on information contained in this joint proxy statement/prospectus or any supplement we provide to you. Neither Applied Digital nor Digital Angel has authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Applied Digital is not making an offer to sell the Applied Digital common stock in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information appearing in this joint proxy statement/prospectus or any supplement is accurate as of any date other than the date on the front of the documents. Applied Digital’s and Digital Angel’s business, financial condition, results of operations and other information may have changed since that date.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows Applied Digital to “incorporate by reference” business and financial information that is not included in, or delivered with, this joint proxy statement/prospectus, which means that Applied Digital can disclose important information to you by referring to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information in this joint proxy statement/prospectus. Applied Digital incorporates by reference the documents listed below.

The following documents previously filed with the SEC are hereby incorporated by reference in this joint proxy statement/prospectus (other than filings, or portions of filings, that are furnished under applicable SEC rules rather than filed):

Applied Digital Filings

•	Applied Digital’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the SEC on March 15, 2007;

•	Amendment No. 1 to Applied Digital’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the SEC on April 6, 2007;

•	Applied Digital’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed with the SEC on May 10, 2007;

•	Applied Digital’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 filed with the SEC on August 9, 2007;

•	Applied Digital’s Current Reports on Form 8-K filed with the SEC on January 24, 2007, February 12, 2007, February 14, 2007, March 1, 2007, March 8, 2007, April 25, 2007, May 21, 2007, June 20, 2007, June 29, 2007, July 5, 2007, July 10, 2007, August 9, 2007, August 10, 2007, August 30, 2007, September 4, 2007, September 5, 2007, September 10, 2007, September 24, 2007 and October 4, 2007; and

•	The description of Applied Digital’s common stock contained in the registration statement on Form 8-A filed with the SEC on May 5, 1995, including any amendments or reports filed for the purposes of updating the description of the common stock.

All documents and reports that Applied Digital files pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than filings, or portions of filings, that are furnished under applicable SEC rules rather than filed) after the date of this joint proxy statement/prospectus and up to the date of the Applied Digital special meeting shall be deemed to be incorporated by reference into this joint proxy statement/prospectus and to be a part of it from the date of filing of those documents. Further, all documents and reports that Applied Digital files pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the effectiveness of the registration statement, of which this joint proxy statement/prospectus is a part, shall be deemed to be incorporated by reference into this joint proxy statement/prospectus and to be a part of it from the date of filing of these documents. Any statement contained in a document incorporated into this joint proxy statement/prospectus by reference shall be deemed to be modified or superseded for purposes of this joint proxy statement/prospectus, to the extent that a statement contained in this joint proxy statement/prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference in this joint proxy statement/prospectus modifies or supersedes such earlier statement. Any statement modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this joint proxy statement/prospectus.

You can obtain any of the documents listed above from the appropriate company or the SEC. Documents listed above are available from the appropriate company without charge, excluding all exhibits, unless the exhibits have specifically been incorporated by reference in this joint proxy statement/prospectus. Holders of this joint proxy statement/prospectus may obtain documents listed above by requesting them upon written or oral request from the appropriate company at the addresses listed under the section “Where You Can Find More Information.”

DIGITAL ANGEL CORPORATION AND SUBSIDIARIES INDEX TO FINANCIAL STATEMENTS

DIGITAL ANGEL CORPORATION AND SUBSIDIARIES

Condensed Consolidated Balance Sheets
(in thousands, except par values)

	June 30,	December 31,
	2007	2006
	(unaudited)

Assets
Current assets
Cash	$1,004	$1,521
Restricted cash	127	81
Accounts receivable, net of allowance for doubtful accounts of $183 and $203 at June 30, 2007 and December 31, 2006, respectively	10,816	9,609
Accounts receivable from VeriChip Corporation	35	425
Inventories	13,294	9,897
Other current assets	2,076	2,016
Current assets from discontinued operations	3,069	2,335

Total current assets	30,421	25,884
Property and equipment, net	11,040	9,985
Goodwill	53,276	51,244
Other intangible assets, net	1,589	1,633
Other assets, net	615	619
Other assets from discontinued operations	1,040	531

Total Assets	$97,981	$89,896

Liabilities and Stockholders’ Equity
Current liabilities
Line of credit and current maturities of long-term debt	$9,294	$4,127
Accounts payable	11,666	6,024
Due to Applied Digital Solutions, Inc.	67	11
Accrued expenses and other current liabilities	3,609	2,793
Current liabilities from discontinued operations	2,266	2,448

Total current liabilities	26,902	15,403
Long-term debt	3,790	4,036
Other long term liabilities
Derivative warrant liability	958	—
Other long term liabilities	373	386
Other liabilities from discontinued operations	2,585	1,060

Total other long term liabilities	3,916	1,446

Total Liabilities	34,608	20,885

Minority interest	409	465

Stockholders’ equity
Preferred stock ($1.75 par value; shares authorized, 1,000; shares issued, nil)	—	—
Common stock ($0.005 par value: shares authorized, 95,000: shares issued, 45,019 and 44,894: shares outstanding, 44,641 and 44,516)	226	226
Additional paid-in capital	215,027	214,509
Accumulated deficit	(150,962)	(144,753)
Treasury stock (carried at cost, 378 shares)	(1,580)	(1,580)
Accumulated other comprehensive income	253	144

Total Stockholders’ Equity	62,964	68,546

Total Liabilities and Stockholders’ Equity	$97,981	$89,896

See Notes to Condensed Consolidated Financial Statements.

DIGITAL ANGEL CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Operations (Unaudited)
(in thousands, except per share data)

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2007	2006	2007	2006

Total net revenue	$19,533	$12,428	$34,831	$27,747
Cost of sales	11,855	7,562	21,509	16,275

Gross profit	7,678	4,866	13,322	11,472
Selling, general and administrative expenses	7,763	5,685	15,277	11,631
Research and development expenses	1,585	727	2,804	1,522

Operating loss	(1,670)	(1,546)	(4,759)	(1,681)
Interest income	8	81	46	174
Interest expense	(674)	(110)	(998)	(206)
Change in derivative warranty liability	(105)	—	296	—
Other income	30	27	62	45

Loss from continuing operations before income taxes and minority interest	(2,411)	(1,548)	(5,353)	(1,668)
Income tax (provision) benefit	(13)	(11)	(38)	72
Minority interest share of loss (income)	10	(19)	15	(58)

Net loss from continuing operations	(2,414)	(1,578)	(5,376)	(1,654)
Loss from discontinued operations	(313)	(546)	(833)	(1,056)

Net loss	$(2,727)	$(2,124)	$(6,209)	$(2,710)

Earnings per common share — basic and diluted
Loss from continuing operations	$(0.05)	$(0.04)	$(0.12)	$(0.04)
Loss from discontinued operations	(0.01)	(0.01)	(0.02)	(0.02)

Net loss	$(0.06)	$(0.05)	$(0.14)	$(0.06)

Weighted average common shares outstanding — basic and diluted	44,562	44,286	44,539	44,097

See Notes to Condensed Consolidated Financial Statements.

DIGITAL ANGEL CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statement of Changes in Stockholders’ Equity (Unaudited)
For the Six Months Ended June 30, 2007
(in thousands)

								Accumulated
					Additional			Other	Total
	Preferred Stock		Common Stock		Paid-In	Accumulated	Treasury	Comprehensive	Stockholders’
	Number	Amount	Number	Amount	Capital	Deficit	Stock	Income	Equity

Balance, December 31, 2006	—	$—	44,894	$226	$214,509	$(144,753)	$(1,580)	$144	$68,546
Net loss	—	—	—	—	—	(6,209)	—	—	(6,209)
Comprehensive loss:
Foreign currency translation adjustment	—	—	—	—	—	—	—	109	109

Total comprehensive loss									(6,100)

Compensation expense	—	—	125	—	518	—	—	—	518

Balance, June 30, 2007	—	$—	45,019	$226	$215,027	$(150,962)	$(1,580)	$253	$62,964

See Notes to Condensed Consolidated Financial Statements.

DIGITAL ANGEL CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Unaudited)
(in thousands)

	For the Six Months
	Ended June 30,
	2007	2006

Cash Flows From Operating Activities
Net loss	$(6,209)	$(2,710)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Equity-based compensation	518	288
Depreciation and amortization	1,150	925
Amortization of debt discount and financing costs	339	—
Reduction in derivative warrant liability	(296)	—
Minority interest	(15)	58
Loss on disposal of equipment	8	4
Loss from discontinued operations	833	1,056
Change in assets and liabilities:
(Increase) decrease in restricted cash	(46)	195
(Increase) decrease in accounts receivable	(1,073)	3,383
Decrease (increase) in accounts receivable from VeriChip Corporation	391	(45)
Increase in inventories	(1,074)	(1,662)
Increase in other current assets	(78)	(390)
Decrease in deferred tax liability	(12)	(132)
Increase (decrease) in accounts payable and accrued expenses	6,265	(2,905)
Net cash (used in) provided by discontinued operations	(295)	160

Net Cash Provided by (Used in) Operating Activities	406	(1,775)

Cash Flows From Investing Activities
Decrease in other assets	66	214
Payments for property and equipment	(886)	(672)
Net cash paid for acquisition	(4,215)	(1,000)
Net cash used in discontinued operations	(438)	(175)

Net Cash Used in Investing Activities	(5,473)	(1,633)

Cash Flows From Financing Activities
Borrowings on line of credit	2,458	2,427
Payments on line of credit	(2,413)	(2,004)
Borrowings on debt	6,000	—
Payments on notes payable and long-term debt	(764)	(355)
Exercise of stock options and warrants	—	563
Payments of dividends to minority shareholder in subsidiary	(53)	(140)
Payments for financing costs	(686)	—

Net Cash Provided by Financing Activities	4,542	491

Effect of Exchange Rate Changes on Cash	8	27

Net Decrease In Cash	(517)	(2,890)
Cash — Beginning of Period	1,521	9,949

Cash — End of Period	$1,004	$7,059

See Notes to Condensed Consolidated Financial Statements.

DIGITAL ANGEL CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited)

1.	Basis of Presentation

The accompanying condensed consolidated financial statements of Digital Angel Corporation and its subsidiaries (the “Company”) have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and with the instructions to Form 10-Q and Article 10 of Regulation S-X under the Securities Exchange Act of 1934, as amended. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. The interim financial information in this report has not been audited. In the opinion of the Company’s management, all adjustments (consisting of normal recurring adjustments) considered necessary for fair financial statement presentation have been made. Results of operations reported for interim periods may not be indicative of the results for the entire year. These condensed consolidated financial statements and notes should be read in conjunction with the consolidated financial statements and notes included elsewhere in this joint proxy statement/prospectus.

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on the knowledge of current events and actions that we may undertake in the future, they may ultimately differ from actual results. Included in these estimates are assumptions about allowances for inventory obsolescence, bad debt reserves, lives of long-lived assets and intangible assets, assumptions used in Black-Scholes valuation models, estimates of the fair value of acquired assets and the determination of whether any impairment is to be recognized on long-lived and intangible assets, among others.

The condensed consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries from the date of acquisition. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company is engaged in the business of developing and bringing to market proprietary technology used to identify, locate and monitor people, animals, and objects. The Company operates in two business segments: (1) Animal Applications and (2) GPS and Radio Communications, which are discussed further in Note 9.

The condensed consolidated financial statements have been prepared on a going concern basis. See Note 5 for a discussion of the Company’s debt obligations and the impact on its liquidity.

As of June 30, 2007, Applied Digital Solutions, Inc. (“Applied Digital”) owned 24,573,788 shares or approximately 55% of the Company’s common stock.

On April 5, 2007, the Company acquired certain assets and customer contracts of McMurdo Limited (“McMurdo”), a United Kingdom based subsidiary of Chemring Group Plc (“Chemring”), and manufacturer of emergency location beacons. Pursuant to the agreement, Signature Industries Limited (“Signature”), the Company’s London based subsidiary operating in the GPS and Radio Communication business segment, acquired certain assets of McMurdo’s marine electronics business, including fixed assets, inventory, customer lists, customer and supplier contracts and relations, trade and business names, and associated assets. For further discussion of the acquisition see Note 3.

On July 2, 2007, the Company completed the sale of its wholly-owned subsidiary, OuterLink Corporation (“OuterLink”) to Newcomb Communications, Inc. (“Newcomb”). OuterLink provides satellite-based mobile asset tracking and data messaging systems used to manage the deployment of aircraft and land vehicles. Pursuant to the agreement, the Company sold all of the issued and outstanding shares of stock of OuterLink. As a result, its operations are included as part of the Company’s discontinued operations for all periods presented. For further discussion of the sale see Note 4.

DIGITAL ANGEL CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

2.	Recent and Not Yet Adopted Accounting Pronouncements

In September 2006, FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Earlier application is encouraged provided that the reporting entity has not yet issued financial statements for that fiscal year including financial statements for an interim period within that fiscal year. The Company is currently assessing SFAS 157 and has not yet determined the impact that the adoption of SFAS 157 will have on the Company’s results of operations or financial position.

In September 2006, FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R),” (“SFAS 158”), which requires employers to: (a) recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status; (b) measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year; and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income of a business entity. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006, for entities with publicly-traded equity securities. The initial adoption did not have an impact on the Company’s consolidated financial position, results of operations, cash flows or financial statement disclosures. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Company has not yet determined the impact that this requirement will have on the Company’s consolidated financial position, results of operations, cash flows or financial statement disclosures.

In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement 115,” (“SFAS 159”). This statement provides companies with an option to report selected financial assets and liabilities at fair value. This statement is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The Company is currently assessing SFAS 159 and has not yet determined the impact that the adoption of SFAS 159 will have on the Company’s results of operations or financial position.

3.	Acquisition

In April 2007, the Company, through its wholly-owned subsidiary Signature, acquired certain assets and customer contracts of McMurdo, a United Kingdom based subsidiary of Chemring and manufacturer of emergency location beacons. McMurdo develops and manufactures safety equipment technology. Its products, including the original EPIRB (Emergency Position Indicating Radio Beacon) and the first GMDSS (Global Maritime Distress and Safety System) and the approved Search and Rescue Transponder, have become standard lifesaving equipment on many recreational, commercial and military marine vehicles. This acquisition was made to broaden the Company’s emergency location beacon product offering to serve the military and commercial maritime sectors and provide stability to the Company’s revenue base.

Pursuant to the Asset Sale and Purchase Agreement (the “Agreement”), entered into in December 2006, Signature acquired certain assets and customer contracts of McMurdo’s marine electronics business including fixed assets, inventory, customer lists, customer and supplier contracts and relations, trade and business names, and associated assets. The assets excluded certain accrued liabilities and obligations and real property, including the plant facility which Signature has a license to occupy for a period of nine months from the Completion Date (as defined in the Agreement). Under the terms of the Agreement, Signature retained McMurdo’s employees related to the marine electronics business. In addition, pursuant to the terms of the Agreement, the Company guaranteed to McMurdo, Signature’s obligations and liabilities to McMurdo under

DIGITAL ANGEL CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

the Guaranteed Agreements (as defined in the Agreement) and Chemring guaranteed to Signature, McMurdo’s obligations and liabilities under the Guaranteed Agreements. The Company paid consideration of approximately $4.7 million in cash, which included a payment of $0.5 million in the fourth quarter of 2006 and net of a purchase price adjustment of $0.9 million paid by Chemring in July 2007, and will make one additional deferred payment of up to $3 million. The deferred payment will be determined on a threshold basis with a minimum threshold, calculated on the basis of the invoiced value of specific products sold between November 1, 2006 and October 31, 2007 and payable when the parties finalize a statement of the sales.

The estimated fair values of assets acquired at the date of acquisition are as follows:

April 5, 2007
(In thousands)

Inventory	$592
Fixed assets	2,178
Goodwill and other intangibles	1,972

Total assets acquired	$4,742

The required purchase accounting adjustments, including the allocation of the purchase price based on the fair values of the assets acquired have been made based upon preliminary valuations, which are still in review and are subject to change. Based upon the Company’s final valuation and review it may determine that additional tangible assets or their estimated useful lives require revision. The Company anticipates that it will finalize the purchase price allocation within the next several months. Any adjustments to the purchase price allocation will be recorded as an increase or decrease in goodwill.

The acquisition was accounted for under the purchase method of accounting and, accordingly, the condensed consolidated financial statements reflect the results of operations of McMurdo from the date of acquisition. Unaudited pro forma results of operations for the three and six months ended June 30, 2007 and the three and six months ended June 30, 2006 are included below. Such pro forma information assumes that the above acquisition had occurred as of January 1, 2007 and 2006, respectively, and revenue is presented in accordance with the Company’s accounting policies. These unaudited pro forma statements have been prepared for comparative purposes only and are not intended to be indicative of what the Company’s results would have been had the acquisition occurred at the beginning of the periods presented or the results which may occur in the future.

	Pro Forma For the	Pro Forma For the	Pro Forma For the
	Three Months	Six Months Ended	Six Months Ended
	Ended June 30,	June 30,	June 30,
	2006	2007	2006
	(unaudited, in thousands)

Net operating revenue	$15,265	$39,009	$33,186
Net loss from continuing operations	(1,957)	(5,032)	(2,587)
Net loss from continuing operations per common share — basic and diluted	(0.04)	(0.11)	(0.06)

4.	Discontinued Operations

In May 2007, the Company entered into a Stock Purchase Agreement with Newcomb to sell 100% of the issued and outstanding shares of stock of OuterLink. OuterLink, which operated in the Company’s GPS and Radio Communications business segment, provides satellite-based mobile asset tracking and data messaging systems used to manage the deployment of aircraft and land vehicles. On July 2, 2007, the Company completed the sale of OuterLink. Consideration, which is subject to certain adjustments based on OuterLink’s closing balance sheet, initially consisted of a cash payment of $800,000 and a promissory note of $200,000

DIGITAL ANGEL CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

which matures on December 31, 2007. In connection with the closing, the Company also executed a one-year non-competition agreement with OuterLink. Mr. Paul F. Newcomb, President of Newcomb, was the founder and President of the predecessor company to OuterLink, which the Company acquired in January 2004.

In June 2007, in connection with the Company’s planned sale of OuterLink, the Company entered into an amendment of the Securities Purchase Agreement and the Registration Rights Agreement between the Company and Imperium Master Fund, Ltd. (“Imperium”) and Gemini Master Fund, Ltd. (“Gemini,” and together with Imperium, the “Investors”) and received a waiver letter from the Investors waiving certain of their rights under the Subsidiary Guaranty executed by OuterLink in favor of the Investors and the Security Agreement executed by the Company and OuterLink in favor of the Investors (collectively, the amendments and the waiver letter, the “OuterLink Amendments”). Pursuant to the terms of the OuterLink Amendments, the Investors consented to the sale of OuterLink, waived all existing defaults, if any, under Section 4.10(b) of the Securities Purchase Agreement, released the outstanding shares of OuterLink owned by the Company from the pledge and security interest granted to the Investors, and released OuterLink from its obligations arising under the Subsidiary Guaranty. As consideration, the Company exchanged the 699,600 existing warrants for 841,000 newly issued seven-year warrants with an exercise price of $1.701.

As a result of the sale of OuterLink, its operations are included as part of the Company’s discontinued operations for all periods presented. The following discloses the operating losses from discontinued operations for the three and six months ended June 30, 2007 and 2006, attributable to OuterLink:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
(In thousands)	(unaudited)		(unaudited)

Total net revenue	$716	$528	$1,417	$1,031
Cost of sales	401	332	853	665

Gross profit	315	196	564	366
Selling, general and administrative expenses	354	318	730	604
Research and development expenses	274	425	667	819
Interest income	—	(1)	—	(1)

Loss from discontinued operations	$(313)	$(546)	$(833)	$(1,056)

Earnings per common share — basic and diluted:
Loss from discontinued operations	$(0.01)	$(0.01)	$(0.02)	$(0.02)

The results above do not include any allocated or common overhead expenses and do not reflect the gain on the sale of OuterLink, which is expected to be approximately $1.7 million, after taking into account potential future purchase price adjustments. Given the Company’s current tax status, the gain is not expected to result in a provision from income taxes due to federal and state net operating losses and carryforwards. This gain is expected to be recorded in the Company’s actual results of operations in the three months ended September 30, 2007.

DIGITAL ANGEL CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

The net assets of discontinued operations as of June 30, 2007 and December 31, 2006 were comprised of the following:

	June 30,	December 31,
	2007	2006
	(unaudited)
(In thousands)

Current assets
Cash	$152	$2
Accounts receivable	1,645	956
Inventory	608	503
Other current assets	664	874

Total current assets	3,069	2,335
Property and equipment, net	345	274
Other assets, net	695	257

Total long-term assets	1,040	531

Total assets	$4,109	$2,866

Current liabilities
Accounts payable	274	408
Accrued expenses and other current liabilities	439	270
Deferred revenue	1,553	1,770

Total current liabilities	2,266	2,448
Other long-term liabilities	2,585	1,060

Total liabilities	$4,851	$3,508

Net liabilities from discontinued operations	$742	$642

5.	Financing Arrangements and Liquidity

On February 6, 2007, the Company entered into a Securities Purchase Agreement pursuant to which the Company sold a 10.25% senior secured debenture (“debenture”) in the original principal amount of $6,000,000 and issued five-year warrants to purchase 699,600 shares of the Company’s common stock at a per share exercise price of $2.973. Concurrently with the Securities Purchase Agreement, the Company executed a Registration Rights Agreement (the “Registration Agreement”), pursuant to which the Company is obligated to register for resale shares of the Company’s common stock sufficient to cover the shares necessary to pay the principal and interest payments due on the debenture and the shares underlying the warrants. If the Company does not comply with the registration deadlines set forth in the registration agreement, the Company will be obligated to pay each Investor, pro rata, a default payment equal to 1% of the aggregate purchase price of the debenture for each month the registration default is not cured, capped at 9% and the exercise price is subject to certain reset provisions.

In connection with the debenture, the Company and its direct subsidiaries entered into the Security Agreement, whereby the Investors were granted a security interest in certain assets and properties of Digital Angel and its direct subsidiaries. In addition, Digital Angel’s direct subsidiaries entered into a subsidiary guarantee, under which the subsidiaries guaranteed Digital Angel’s obligations.

On June 28, 2007, the Company entered into amendments of each of the Securities Purchase Agreement and the Registration Rights Agreement in connection with the planned sale of OuterLink and the Investors delivered a waiver letter to the Company waiving certain of their rights under the Subsidiary Guaranty

DIGITAL ANGEL CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

executed by OuterLink in favor of the Investors and the Security Agreement executed by the Company and OuterLink in favor of the Investors (collectively, the amendments and the waiver letter are referred to as the “OuterLink Amendments”). Pursuant to the terms of the OuterLink Amendments, the Investors (1) consented to the sale of OuterLink, (2) waived all existing defaults, if any, under Section 4.10(b) of the Securities Purchase Agreement, (3) released the outstanding shares of OuterLink owned by the Company from the pledge and security interest granted to the Investors and (4) released OuterLink from its obligations arising under the Subsidiary Guaranty. In addition, the parties agreed to extend the registration deadline provided in the Registration Rights Agreement to October 1, 2007. As consideration, the Company exchanged the 699,600 existing warrants for 841,000 newly issued seven-year warrants with an exercise price to $1.701.

The warrants contain certain anti-dilution provisions and, accordingly, the Company has accounted for the fair value of the warrants as a derivative liability subject to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” At issuance, the fair value of the 699,600 five-year warrants, as calculated using the Black-Scholes valuation model, was $1,253,000 using the following assumptions: volatility of 83.13%, risk free interest rate of 4.6%, dividend rate of 0.0% and expected life of 5 years. The fair value of the warrants was recorded as a discount to the debenture and is being amortized to interest expense over the life of the debenture. The warrant fair value is revalued at each balance sheet date using the Black-Scholes valuation model with changes in value recorded in the condensed consolidated statement of operations as income or expense. At June 30, 2007, the warrant derivative fair value for the 841,000 seven-year warrants then outstanding was $958,000 using the following assumptions: volatility of 73.91%, risk free interest rate of 4.6%, dividend rate of 0.0% and expected life of 7 years. Approximately $105,000 of expense and approximately $296,000 of income is included in the condensed consolidated statement of operations for the three and six months ended June 30, 2007, respectively, as a result of the changes in the fair value of the warrant.

The debenture was originally scheduled to mature on February 6, 2010, but the Company, at its option, had the right to prepay the debenture in cash at any time by paying a premium of 2% of the outstanding principal amount of the debenture. The Company was obligated to make monthly payments of principal plus accrued, but unpaid interest (including default interest, if any) beginning on September 4, 2007. On June 28, 2007, the Company delivered its sixty-day prepayment notice to the Investors pursuant to Section 4 of the debenture(s). Pursuant to the terms of the debenture, the Company is required to pay 102% of the outstanding principal amount of the debenture on the date of its repayment plus all accrued and unpaid interest. Based on the Company’s election to prepay the debenture, the Company will be required to write off $1.5 million of deferred financing costs and debt discount in the third quarter of 2007.

As long as the debenture is outstanding, the Company and its subsidiary, Signature, are required to comply with certain financial covenants including minimum net tangible asset ratios and limits on the total amount of liabilities that exist at each entity and on a combined basis. As of June 30, 2007, the Company and its subsidiary, Signature, were in compliance with each of the financial covenants. A breach of any of these covenants, after notice from the Investors and if not remedied within the specified period, could result in an event of default. Upon the occurrence of any default, the Investors can elect to declare all amounts of principal outstanding under such debenture, together with all accrued interest, to be immediately due and payable. Furthermore, if such an event of default or a change of control occurs, the Investors have the right to require the Company to redeem the debenture for a cash amount equal to 110% of the outstanding principal plus interest.

In addition to the financings discussed above, the Company has additional loans and credit facilities, which are discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Digital Angel” and “Liquidity and Capital Resources from Continuing Operations” which is included elsewhere in this joint proxy statement/prospectus.

DIGITAL ANGEL CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

The Company will be required to generate funds to repay the debentures through a combination of operating cash flow, borrowings under the existing invoice discounting agreement and other financing arrangements and/or third party financings. The Company’s historical sources of liquidity have included proceeds from the sale of common stock, proceeds from the issuance of debt, proceeds from the sale of one of its businesses, proceeds from the sale of shares of Applied Digital’s common stock under share exchange agreements, and proceeds from the exercise of stock options and warrants. In addition to these sources, other sources of liquidity may include the raising of capital through additional private placements or public offerings of debt or equity securities and proceeds from the sale of additional businesses. However, going forward some of these sources may not be available, or if available, they may not be on favorable terms. Accordingly, these conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements have been prepared on a going concern basis and do not reflect any adjustments that might result from the outcome of this uncertainty.

6.	Factored Accounts Receivable

	June 30,	December 31,
	2007	2006
	(In thousands)

Receivables assigned to factor	$4,490	$1,094
Advances from factor	(3,592)	(875)

Amounts due from factor	898	219
Unfactored accounts receivable	10,101	9,593
Allowance for doubtful accounts	(183)	(203)

	$10,816	$9,609

On March 23, 2007, the Company entered into a revolving invoice funding facility (“Greater Bay facility”) with Greater Bay Business Funding, a division of Greater Bay Bank N.A (“Greater Bay”). The Greater Bay facility provides that the Company sell and assign to Greater Bay, all rights, title, and interest in the accounts receivable of Digital Angel Technology Corporation. Under the Greater Bay facility, Greater Bay advances 80% of the eligible receivables, as defined, not to exceed a maximum of $5,000,000 at any given time. Greater Bay pays the remainder of the receivable upon collection. Interest is payable on the daily outstanding balance of funds drawn and is equal to the Greater Bay Bank N.A. prime rate (8.25% at June 30, 2007) plus 3.00%. The Greater Bay facility has an initial term of 12 months and is guaranteed by security interests covering all accounts, contract rights, and general intangibles relating to the Company’s accounts receivable. As of June 30, 2007, $2.1 million of receivables were financed under the Greater Bay facility. The Company had $0.4 million of advances available under the Greater Bay facility at June 30, 2007.

Signature has entered into an Invoice Discounting Agreement, (as amended, the “RBS Invoice Discounting Agreement”) with The Royal Bank of Scotland Commercial Services Limited (“RBS”). The RBS Invoice Discounting Agreement provides for Signature to sell with full title guarantee most of its receivables, as defined in the RBS Invoice Discounting Agreement. Under the agreement, RBS prepays 80% of the receivables sold in the United Kingdom and 80% of the receivables sold in the rest of the world, not to exceed an outstanding balance of £2,000,000 (approximately $4.0 million at June 30, 2007) at any given time. RBS pays Signature the remainder of the receivable upon collection of the receivable. Receivables which remain outstanding 90 days from the end of the invoice month become ineligible and RBS may require Signature to repurchase the receivable. The discounting charge accrues at an annual rate of 1.5% above the base rate as defined in the RBS Invoice Discounting Agreement (5.75% at June 30, 2007). Signature pays a commission charge to RBS of 0.16% of each receivable balance sold. The RBS Invoice Discounting Agreement requires a minimum commission charge of £833 (approximately $1,700) per month. Discounting charges of $33,000 and

DIGITAL ANGEL CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

$57,000 are included in interest expense for the three and six months ended June 30, 2007, respectively. As of June 30, 2007, $1.5 million of receivables were financed under the RBS Invoice Discounting Agreement.

7.	Inventory

Inventory consists of the following:

	June 30,	December 31,
	2007	2006
	(In thousands)

Raw materials	$5,470	$3,291
Work in process	1,024	402
Finished goods	7,953	7,215

	14,447	10,908
Allowance for excess and obsolescence	(1,153)	(1,011)

Net inventory	$13,294	$9,897

Inventory located in Europe and Asia amounted to $8.3 million and $5.7 million as of June 30, 2007 and December 31, 2006, respectively.

8.	Stock Options and Restricted Stock

Stock Option Plans

As of June 30, 2007, the Company maintained the Amended and Restated Digital Angel Corporation Transition Stock Option Plan (“DAC Stock Option Plan”), which is described below, and has outstanding stock options which were issued pursuant to another plan that was terminated on February 23, 2006. On January 1, 2006, the Company adopted SFAS 123R, “Share-Based Payment” (“SFAS 123R”), using the modified prospective transition method. Accordingly, during the six month period ended June 30, 2006, the Company recorded stock-based compensation expense for awards granted in 2006 and awards granted prior to, but not yet vested as of January 1, 2006, as if the fair value method required for pro forma disclosure under SFAS 123 were in effect for expense recognition purposes. Upon adoption of SFAS 123R, the Company elected to continue using the Black-Scholes valuation model and has recognized compensation expense using a straight-line amortization method. During the three and six month periods ended June 30, 2007, the Company recorded $227,000 and $518,000, respectively, in stock-based employee compensation expense (including compensation for options granted to non-employees and for restricted stock grants). During the three and six month periods ending June 30 2006, the Company recorded $137,000 and $288,000, respectively, of stock-based compensation expense.

Prior to the adoption of SFAS 123R, the Company presented all tax benefits related to stock-based compensation as an operating cash inflow. SFAS 123R requires the cash flows resulting from tax deductions in excess of compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. The Company did not record any excess income tax benefits relating to SFAS 123R during the six months ended June 30, 2007 and June 30, 2006.

As of June 30, 2007, the DAC Stock Option Plan, which is stockholder-approved, has 18,195,312 shares of common stock reserved for issuance, of which 16,641,333 shares have been issued and 1,553,979 remain available for issuance. As of June 30, 2007, awards consisting of options to purchase 8,766,531 shares were outstanding under the DAC Stock Option Plan and awards consisting of options to purchase 472,820 shares were outstanding under the Company’s terminated stock option plan. Additionally, restricted stock awards for 213,526 shares of common stock have been granted under the DAC Stock Option Plan. Option awards are generally granted with exercise prices between market price and 110% of the market price of the Company’s

DIGITAL ANGEL CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

stock at the date of grant; option awards generally vest over 3 to 9 years and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control (as defined in the DAC Stock Option Plan).

Stock Option Activity

The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model. The following assumptions were used for options granted during the six month period ended June 30:

	2007	2006

Risk-free interest rate	5.18-4.62%	4.89%
Expected life (in years)	5	4 - 10
Dividend yield	0.00%	0.00%
Expected volatility	81.00-83.78%	87.19%
Weighted-average volatility	83.57%	87.19%

The Company’s computation of expected volatility is determined based on historical volatility. The computation of expected life is determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant.

A summary of the Company’s stock option activity as of June 30, 2007, and changes during the six months then ended is presented below (in thousands, except per share amounts):

			Weighted
		Weighted	Average	Aggregate
	Stock	Average	Contractual	Intrinsic
	Options	Exercise Price	Term	Value

Outstanding at January 1, 2007	11,705	$3.84
Granted	280	2.68
Exercised	—	—
Forfeited or expired	(1,246)	3.85

Outstanding at June 30, 2007	10,739	$3.81	7.04	$596	*

Vested or expected to vest at June 30, 2007	10,235	$3.83	6.94	$591	*

Exercisable at June 30, 2007	8,858	$3.94	6.63	$596	*

*	The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option. The market value of the Company’s common stock was $1.60 per share at June 30, 2007.

The weighted average grant-date fair value of options granted during the six month periods ended June 30, 2007 and 2006 was $1.81 and $2.73, respectively. The total intrinsic value of options exercised during the six month periods ended June 30, 2007 and 2006 was nil and $644,000, respectively.

DIGITAL ANGEL CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

A summary of the status of the Company’s nonvested stock options as of June 30, 2007 and changes during the six month period ended June 30, 2007, is presented below (in thousands, except per share amounts):

		Weighted
		Average
		Grant-Date
	Stock Options	Fair Value

Nonvested at January 1, 2007	2,458	$2.64
Granted	280	1.81
Vested	(283)	2.22
Forfeited or expired	(574)	2.09

Nonvested at June 30, 2007	1,881	$2.59

As of June 30, 2007, there was $3.7 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the DAC Stock Option Plan. That cost is expected to be recognized over a weighted-average period of 6.2 years.

Cash received from option exercises under all share-based payment arrangements for the six month periods ended June 30, 2007 and 2006, was nil and $0.6 million, respectively.

On January 13, 2004, the Company granted its Chief Executive Officer a ten-year option to purchase 1,000,000 shares of the Company’s common stock at $3.92 per share. This option was granted outside the Company’s stock plans and approved by the Company’s stockholders on May 6, 2004. The option became exercisable on December 30, 2005. As of June 30, 2007, the option remains outstanding.

On February 18, 2004, the Company granted its Chairman of the Board of Directors a ten-year option to purchase 500,000 shares of the Company’s common stock at $3.43 per share. This option was granted outside the Company’s stock plans and approved by the Company’s stockholders on May 6, 2004. The option became exercisable on February 18, 2005. As of June 30, 2007, the option remains outstanding.

Restricted Stock

In March 2005, the Company granted its Chairman of the Board 100,000 shares of the Company’s restricted stock. The restricted stock vested 50% on March 7, 2006 and 50% on March 7, 2007. The Company determined the value of the stock to be $506,000 based on the closing price of the Company’s stock on the date of grant. The value of the restricted stock was recorded as deferred compensation and was amortized to compensation expense over the two year vesting period. In the six month periods ended June 30, 2007 and 2006, $42,000 and $125,000, respectively, was recognized as compensation expense in the Company’s results of operations related to the restricted stock.

In February 2005, the Company granted an employee 54,230 shares of the Company’s restricted stock. The restricted stock vested 30% on February 25, 2006, 30% on February 25, 2007 and will vest 40% on February 25, 2008. The Company determined the value of the stock to be $250,000 based on the closing price of the Company’s stock on the date of grant. The value of the restricted stock has been recorded as deferred compensation and is being amortized to compensation expense over the vesting period. In the six month periods ended June 30, 2007 and 2006, $44,000 and $37,000, respectively, was recognized as compensation expense in the Company’s results of operations related to the restricted stock.

9.	Segment Information

The Company develops and deploys sensor and communication technologies that enable rapid and accurate identification, location tracking, and condition monitoring of high-value assets. The Company’s two

DIGITAL ANGEL CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

main operating segments are: (1) Animal Applications and (2) GPS and Radio Communications. Previously, the Company combined its Corporate functions with its Animal Applications segment. Beginning April 1, 2007, Corporate has been reclassified and presented separately for the six-month periods ended June 30, 2006 and 2007. All other periods have not been reclassified as it is not practicable to do so.

Animal Applications — develops, manufactures, and markets electronic radio frequency and visual identification devices for the companion animal, equine, fish and wildlife, and livestock markets worldwide.

The Animal Applications segment’s radio frequency identification products consist of miniature electronic microchips, scanners, and for some applications, injection systems. The Company holds patents on its syringe-injectable microchip, which is encased in a glass or glass-like material capsule and incorporates an antenna and a microchip with a unique permanent identification code. The microchip is typically injected under the skin using a hypodermic syringe, without requiring surgery. An associated scanner device uses radio frequency to interrogate the microchip and read the code.

The Animal Applications segment’s companion pet identification system involves the insertion of a microchip with identifying information into the animal. Scanners at animal shelters, veterinary clinics and other locations can read the microchip’s unique identification number. Through the use of a database, the unique identification number identifies the animal, the animal’s owner and other information. This pet identification system is marketed in the United States by Schering-Plough under the brand name “Home Againtm,” pursuant to a multi-year exclusive license, in Europe by Merial Pharmaceutical, and in Japan by Dainippon Pharmaceutical. The Company has distribution agreements with a variety of other companies outside the United States to market its products.

The Animal Applications segment’s miniature electronic microchips are also used for the tagging of fish, especially salmon, for identification in migratory studies and other purposes. The electronic microchips are accepted as a safe, reliable alternative to traditional identification methods because the fish, once implanted, can be identified without being captured or sacrificed.

In addition to pursuing the market for permanent identification of companion animals and tracking microchips for fish, the Animal Applications segment also produces visual and electronic identification products for livestock producers. Visual identification products for livestock are typically numbered ear tags, which the Company has marketed since the 1940s. Currently, sales of visual products represent a substantial percentage of the Company’s sales to livestock producers.

In addition, the Company’s implantable radio frequency microchip was cleared by the U.S. Food and Drug Administration for medical applications in humans in the United States in October 2004. The Company has a long-term exclusive distribution and licensing agreement with VeriChip Corporation (“VeriChip”), an affiliated, majority-owned subsidiary of Applied Digital, covering the manufacturing, purchasing and distribution of the human implantable microchip, which is more fully described in Note 12.

GPS and Radio Communications — designs, manufactures and supports GPS enabled equipment. The GPS and Radio Communications segment consists of the operations of the Company’s subsidiary, Signature (90.9% owned), which is located in the United Kingdom, and includes the operations of the McMurdo business acquired in April 2007. Applications for the segment’s products include location tracking and message monitoring of marine vehicles, aircraft and people in remote locations through systems that integrate geosynchronous satellite communications and GPS enabled equipment and intelligent communications products and services for telemetry, mobile data and radio communications applications serving commercial and military markets. Signature’s businesses also include communication equipment leasing and complementary data systems that customers can use to locate and monitor their assets and alarm sounder manufacturing. Technology development in this segment includes the integration and miniaturization into marketable products of two technologies: wireless communications and position location technology (including global positioning systems (“GPS”) and other systems).

DIGITAL ANGEL CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

The Corporate category includes general and administrative expenses, interest expense and income and other expenses associated with corporate activities and functions.

It is on this basis that the Company’s management utilizes the financial information to assist in making internal operating decisions. The Company evaluates performance based on stand-alone segment operating performance as presented below.

The following is the selected segment data as of and for the periods ended:

				Total From
	Animal	GPS and Radio		Continuing
As of and For the Three Months Ended June 30,	Applications	Communications	Corporate	Operations
	(In thousands)

2007
Total net revenue	$11,029	$8,504	$—	$19,533
Operating loss	(504)	(510)	(656)	(1,670)
Operating loss from continuing operations before income taxes and minority interest	(560)	(562)	(1,289)	(2,411)
Segment assets from continuing operations	$77,103	$18,301	$(1,532)	$93,872
2006
Total net revenue	$8,375	$4,053	$—	$12,428
Operating loss	(718)	(218)	(610)	(1,546)
Operating loss from continuing operations before income taxes and minority interest	(743)	(229)	(576)	(1,548)
Segment assets from continuing operations	$79,180	$7,840	$10	$87,030

				Total From
	Animal	GPS and Radio		Continuing
As of and For the Six Months Ended June 30,	Applications	Communications	Corporate	Operations
		(In thousands)

2007
Total net revenue	$21,289	$13,542	$—	$34,831
Operating loss	(2,070)	(1,083)	(1,606)	(4,759)
Operating loss from continuing operations before income taxes and minority interest	(2,153)	(1,160)	(2,040)	(5,353)
Segment assets from continuing operations	$77,103	$18,301	$(1,532)	$93,872
2006
Total net revenue	$19,877	$7,870	$—	$27,747
Operating income (loss)	163	(355)	(1,488)	(1,681)
Operating income (loss) from continuing operations before income taxes and minority interest	119	(376)	(1,411)	(1,668)
Segment assets from continuing operations	$79,180	$7,840	$10	$87,030

DIGITAL ANGEL CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

10.	Supplemental Cash Flow Information

	Six Months Ended
	June 30,
	2007	2006
	(In thousands)

Interest paid	$232	$199
Taxes paid	55	59
Non-cash activity:
Issuance of common stock to former shareholders of DSD Holding A/S	—	1,000
Reclass of other assets to acquisition cost	494	—
Financing of equipment through capital lease	546	352

11.	Income Taxes

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainties in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The impact of adoption was immaterial to the Company’s condensed consolidated results of operations and financial position and, therefore, no FIN 48 liability was recorded. In addition, the Company did not record any liability for income tax-related interest and penalties. Any future expense for income tax-related interest and penalties will be classified as a component of income taxes.

12.	Related Party Activity

The Company has a Distribution and Licensing Agreement dated March 4, 2002, amended December 28, 2005 and May 9, 2007, with VeriChip, a majority-owned subsidiary of Applied Digital at March 31, 2007, covering the manufacturing, purchasing and distribution of the Company’s implantable microchip and the maintenance of the VeriChip Registry by us. The amended agreement contains, among other things, minimum purchase requirements in order to maintain exclusivity, whereby VeriChip is required to purchase $0, $875,000, $1,750,000 and $2,500,000 for each of 2007, 2008, 2009 and 2010, respectively, and $3,750,000 for 2011 and each year thereafter. The agreement continues until March 2014 and, as long as VeriChip continues to meet the minimum purchase requirements, will automatically renew annually under its terms. The Distribution and Licensing agreement includes a license for the use of the Company’s technology in VeriChip’s identified markets. Under the Distribution and Licensing Agreement, the Company is the sole manufacturer and supplier to VeriChip. The existing terms with the Company’s sole supplier of implantable microchips, Raytheon Microelectronics España, SA, expire on June 30, 2010.

Revenue recognized under the Distribution and Licensing Agreement was $35,000 and $14,000 for the three months ended June 30, 2007 and 2006, respectively, and $39,000 and $173,000 for the six months ended June 30, 2007 and 2006, respectively. Amounts due from VeriChip as of June 30, 2007 and December 31, 2006 were $35,000 and $425,000, respectively.

DIGITAL ANGEL CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

13.	Legal Proceedings

Digital Angel Corporation v. Datamars, Inc., Datamars, S.A., The Crystal Import Corporation and Medical Management International, Inc.

On October 20, 2004, the Company commenced an action in the United States District Court for the District of Minnesota against Datamars, Inc., Datamars, S.A., The Crystal Import Corporation, (“Crystal”), and Medical Management International, Inc. This suit claims that the defendants are marketing and selling syringe implantable identification transponders manufactured by Datamars that infringe the Company’s 1993 patent for syringe implantable identification transponders previously found by the United States District Court for the District of Colorado to be enforceable. The suit seeks, among other things, an adjudication of infringement, injunctive relief, and actual and punitive damages. On February 28, 2006, the Court conducted a hearing (the “Markman Hearing”) in which each of the parties presented the Court with their views regarding the scope of the claims set forth in the subject patent. On May 22, 2006, the Court issued its order on the Markman Hearing, largely adopting the Company’s views on the scope of the claims in the subject patent.

The Crystal Import Corporation v. Digital Angel, et al.

On or about December 29, 2004, Crystal filed an action against AVID Identification Systems, Inc. and the Company in the United States District Court for the Northern District of Alabama. Crystal’s complaint primarily asserted federal and state antitrust and related claims against AVID, though it also asserted similar claims against the Company. On October 12, 2005, the Alabama Court transferred the action to Minnesota. Following the docketing of the action in Minnesota, the Company and AVID filed a motion seeking to stay the case until the corresponding patent infringement actions have been resolved.

Settlement Negotiations

On July 27, 2007, pursuant to the Court’s settlement conference procedures, the parties in the above described legal proceedings reached agreement on the terms of a global settlement, which settlement would, among other things, result in a dismissal of all claims with prejudice. Such final settlement is subject to execution of definitive settlement documentation and entry of appropriate orders with the Court.

14.	Subsequent Events

On July 2, 2007, the Company completed the sale of its wholly-owned subsidiary, OuterLink, to Newcomb. The sale is more fully described in Note 4.

On August 8, 2007, the Company and Applied Digital entered into an Agreement and Plan of Reorganization by and among the Company, Applied Digital, and Digital Angel Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Applied Digital (the “Acquisition Subsidiary”), pursuant to which the Acquisition Subsidiary will be merged with and into us, with the Company surviving and becoming a wholly-owned subsidiary of Applied Digital (the “Merger”). Upon the consummation of the Merger, each outstanding share of our common stock not currently owned by Applied Digital will be converted into 1.4 shares of Applied Digital’s common stock. This amount represents a premium for our common stock of 21% over the closing price of Applied Digital’s and our stock as of the twenty trading days ending on August 7, 2007. The acquisition will be accounted for under purchase accounting.

Effective August 6, 2007, Kevin McGrath resigned as the Company’s president, chief executive officer and director. The Company’s board of directors approved a severance payment for Mr. McGrath in the total amount of $750,000, which will result in a third quarter charge, of which $320,000 shall be payable in cash over the next twelve months in accordance with the Company’s ordinary payroll practices, less required deductions and withholdings, and $430,000 shall be payable through the issuance of 307,143 shares of restricted stock, which restrictions would lapse in one year from the date of issuance. The Company will pay

DIGITAL ANGEL CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

all of Mr. McGrath’s accrued benefits through September 7, 2007, including unused vacation time, reimbursement of outstanding business expenses, accrued but unpaid salary or bonus amounts, and the like. In addition, the Company will reimburse Mr. McGrath the cost of COBRA contributions through September 7, 2008. In exchange for the severance payment, Mr. McGrath was required to enter into a severance agreement with the Company containing a general release and waiver and non-competition and non-solicitation provisions.

On August 6, 2007, the Company, with Board approval, appointed Barry Edelstein, as President and Chief Executive Officer. In connection with his appointment, Mr. Edelstein will receive a salary in the amount of $40,000 per month, plus incentive bonus of up to $120,000. Mr. Edelstein will also receive a grant of 100,000 stock options, exercisable at a strike price equal to the closing market price of the Company’s common stock on the AMEX as of August 6, 2007. The stock options granted shall have an exercise term of 10 years, and shall vest and become exercisable as to 10% per year for eight years, beginning on August 6, 2008, and 20% on August 6, 2016. Mr. Edelstein will be entitled to participate in such other benefits programs as are made available to the Company’s officers from time to time.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of
Digital Angel Corporation

We have audited the accompanying consolidated balance sheets of Digital Angel Corporation and subsidiaries (the “Company”) as of December 31, 2006 and 2005 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. Our audits also included the financial statement schedule II — Valuation and Qualifying Accounts. These consolidated financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the consolidated financial position of Digital Angel Corporation and subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their consolidated cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the financial statement schedule referred to above, when considered in relation to the financial statements taken as a whole, presents fairly, in all material respects, the information stated therein.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”, applying the modified-prospective method.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Digital Angel Corporation and subsidiaries internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 5, 2007 (with respect to the internal controls over financial reporting related to the reclassification of OuterLink Corporation as discontinued operations as described in Notes 1 and 24, August 31, 2007) expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ Eisner LLP

New York, New York
March 5, 2007

With respect to the reclassification of
OuterLink Corporation as discontinued operations, as
described in Notes 1 and 24,
August 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of
Digital Angel Corporation

We have audited management’s assessment, included in Management’s Annual Report on Internal Controls over Financial Reporting included in Digital Angel Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006, that Digital Angel Corporation and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Digital Angel Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Digital Angel Corporation and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Digital Angel Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Digital Angel Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated March 5, 2007 (with respect to the reclassification of OuterLink Corporation as discontinued operations as described in Notes 1 and 24, August 31, 2007) expressed an unqualified opinion on those consolidated financial statements. Our report on the December 31, 2006 financial statements included an explanatory paragraph regarding the Company’s change in accounting principle for transactions in which the Company exchanges its equity instruments for goods or services.

/s/ Eisner LLP

New York, New York
March 5, 2007

With respect to internal controls over financial
reporting related to the reclassification of OuterLink
Corporation as discontinued operations, as
described in Notes 1 and 24, August 31, 2007

DIGITAL ANGEL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(As revised, See Notes 1 and 24)

	December 31,	December 31,
	2006	2005
	(In thousands, except par value)

ASSETS
Current assets
Cash	$1,521	$9,949
Restricted cash	81	310
Accounts receivable, net of allowance for doubtful accounts of $203 and $194 in 2006 and 2005, respectively	9,609	9,856
Accounts receivable from VeriChip Corporation	425	232
Inventories	9,897	8,469
Other current assets	2,016	1,013
Current assets from discontinued operations	2,335	989

Total current assets	25,884	30,818
Property and equipment, net	9,985	8,444
Goodwill	51,244	48,491
Other intangible assets, net	1,633	1,813
Other assets, net	619	348
Other assets from discontinued operations	531	293

Total Assets	$89,896	$90,207

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Line of credit and current maturities of long-term debt	$4,127	$2,380
Accounts payable	6,024	5,131
Due to Applied Digital Solutions, Inc.	11	—
Accrued expenses and other current liabilities	2,793	2,880
Deferred revenue	—	21
Current liabilities from discontinued operations	2,448	1,989

Total current liabilities	15,403	12,401
Long term debt	4,036	3,656
Other long term liabilities
Other long term liabilities	386	550
Other liabilities from discontinued operations	1,060	536

Total other long term liabilities	1,446	1,086

Total Liabilities	20,885	17,143

Minority Interest	465	618

Stockholders’ Equity
Preferred stock ($1.75 par value; shares authorized, 1,000; shares issued, nil)	—	—
Common stock ($0.005 par value; shares authorized, 95,000; shares issued, 44,894 and 44,225; shares outstanding, 44,516 and 43,847)	226	223
Additional paid-in capital	214,509	212,083
Accumulated deficit	(144,753)	(137,950)
Treasury stock (carried at cost, 378 shares)	(1,580)	(1,580)
Accumulated other comprehensive income (loss)	144	(330)

Total Stockholders’ Equity	68,546	72,446

Total Liabilities and Stockholders’ Equity	$89,896	$90,207

See Notes to Consolidated Financial Statements.

DIGITAL ANGEL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(As revised, See Notes 1 and 24)

	For the Years
	Ended December 31,
	2006	2005	2004
	(In thousands, except per share data)

Revenue	$54,410	$54,550	$44,549
Cost of sales	31,919	29,930	24,872

Gross profit	22,491	24,620	19,677

Selling, general and administrative expenses	24,228	21,217	16,712
Research and development expenses	3,442	3,343	2,033

Operating (loss) income	(5,179)	60	932

Interest income	(270)	(347)	(32)
Interest expense	465	364	1,337
Realized losses on Applied Digital Common Stock	—	—	1,231
Other income	(97)	(63)	(112)

Loss from continuing operations before income tax benefit and minority interest	(5,277)	106	(1,492)
Income tax benefit	72	41	—
Minority interest share of income	(5)	(351)	(249)

Net loss from continuing operations	(5,210)	(204)	(1,741)
Loss from discontinued operations, including net gain on sale of assets of $163 and $260 in 2005 and 2004 and an impairment of intangible asset charge of $7,141 in 2005	(1,593)	(9,272)	(3,216)

Net loss	$(6,803)	$(9,476)	$(4,957)

Earnings per common share — basic and diluted
Loss from continuing operations	$(0.12)	$(0.01)	$(0.05)
Loss from discontinued operations	(0.03)	(0.21)	(0.10)

Net loss	$(0.15)	$(0.22)	$(0.15)

Weighted average common shares outstanding — basic and diluted	44,308	43,820	33,173

See Notes to Consolidated Financial Statements.

DIGITAL ANGEL CORPORATION AND SUBSIDIARIES

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(As revised, See Notes 1 and 24)

								Accumulated
								Other
					Additional			Comprehensive	Total
	Preferred Stock		Common Stock		Paid-In	Accumulated	Treasury	Income	Stockholders’
	Number	Amount	Number	Amount	Capital	Deficit	Stock	(Loss)	Equity
	(In thousands)

Balance — December 31, 2003	—	—	28,891	144	171,909	(123,517)	(43)	(10)	48,483

Net loss	—	—	—	—	—	(4,957)	—	—	(4,957)
Comprehensive income-foreign currency translation	—	—	—	—	—	—	—	196	196

Total comprehensive loss	—	—	—	—	—	(4,957)	—	196	(4,761)

Merger consideration-OuterLink Corporation	100	175	—	—	8,125	—	—	—	8,300
Issuance of common stock to Applied Digital	—	—	3,000	15	7,905	—	—	—	7,920
Conversion of debt into stock	—	—	1,181	6	2,924				2,930
Conversion of Series A Preferred Stock	(100)	(174)	3,985	20	154	—	—	—	—
Shares cancelled on settlement with vendor	—	—	(23)	—	—	—	—	—	—
Issuance of stock for services	—	—	10	—	31	—	—	—	31
Exercise of stock options	—	—	4,426	22	12,665	—	—	—	12,687
Exercise of warrants	—	—	1,955	10	4,162	—	—	—	4,172

Balance-December 31, 2004	—	1	43,425	217	207,875	(128,474)	(43)	186	79,762

Net loss	—	—	—	—	—	(9,476)	—	—	(9,476)
Comprehensive loss-foreign currency translation	—	—	—	—	—	—	—	(516)	(516)

Total comprehensive loss	—	—	—	—	—	(9,476)	—	(516)	(9,992)

Purchase of treasury stock	—	—	—	—	—	—	(1,537)	—	(1,537)
Exchange of common stock with
Applied Digital (See Note 11)	—	—	644	3	3,497	—	—	—	3,500
Conversion of Series A Preferred Stock	—	(1)	14	1	—	—	—	—	—
Non employee stock grant	—	—	7	—	35	—	—	—	35
Exercise of warrants	—	—	115	1	302	—	—	—	303
Exercise of stock options	—	—	20	—	55	—	—	—	55
Restricted stock issued	—	—	—	1	(1)	—	—	—	—
Amortization of deferred compensation	—	—	—	—	275	—	—	—	275
Issuance of stock options to non-employees	—	—	—	—	45	—	—	—	45

Balance-December 31, 2005	—	$—	44,225	$223	$212,083	$(137,950)	$(1,580)	$(330)	$72,446

Net loss	—	—	—	—	—	(6,803)	—	—	(6,803)
Comprehensive income-foreign currency translation	—	—	—	—	—	—	—	474	474

Total comprehensive loss	—	—	—	—	—	(6,803)	—	474	(6,329)

Exercise of stock options	—	—	320	2	559	—	—	—	561
Restricted stock issued	—	—	67	—	—	—	—	—	—
Issuance of stock to DSD shareholders	—	—	282	1	999	—	—	—	1,000
Compensation expense	—	—	—	—	868	—	—	—	868

Balance-December 31, 2006	—	$—	44,894	$226	$214,509	$(144,753)	$(1,580)	$144	$68,546

See Notes to Consolidated Financial Statements.

DIGITAL ANGEL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(As revised, See Notes 1 and 24)

	For the Years Ended December 31,
	2006	2005	2004
	(In thousands)

Cash Flows From Operating Activities
Net loss	$(6,803)	$(9,476)	$(4,957)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Proceeds from sale of Applied Digital common stock	—	—	6,689
Equity-based compensation	868	355	31
Asset impairment charge	—		—
Depreciation and amortization	1,883	1,629	1,246
Amortization of debt discount and financing costs	—	—	777
Minority interest	5	351	249
Loss on Applied Digital common stock	—	—	1,231
Loss (gain) on disposal of assets	24	15	(3)
Loss from discontinued operations	1,593	9,272	3,216
Change in assets and liabilities:
Decrease in restricted cash	251	—	438
(Increase) in accounts receivable	566	(937)	(4,561)
(Increase) in accounts receivable from VeriChip	(193)	(232)	—
(Increase) decrease in inventories	(913)	(1,337)	533
(Increase) in other current assets	(883)	(63)	(56)
(Increase) in deferred tax asset	(159)	(155)	—
(Decrease) in due to Applied Digital	—	(23)	(324)
Increase (decrease) in accounts payable, accrued expenses and deferred revenue	(1,854)	(3,102)	(1,012)
Net cash (used in) provided by discontinued operations	222	412	(995)

Net Cash (Used In) Provided By Operating Activities	(5,393)	(3,291)	2,502

Cash Flows From Investing Activities
Proceeds from the sale of assets	39	—	18
Decrease (increase) in other assets	(294)	394	(318)
Payments for property and equipment	(2,880)	(1,222)	(549)
Acquisition, net of cash acquired	(1,000)	(1,401)	—
Net cash (used in) provided by discontinued operations	(307)	(122)	1,760

Net Cash (Used In) Provided By Investing Activities	(4,442)	(2,351)	911

Cash Flows From Financing Activities
Amounts borrowed under line of credit	4,789	4,125	50,885
Amounts paid on line of credit	(3,762)	(3,977)	(53,261)
Amounts borrowed on debt	854	—	—
Amounts paid on long-term debt	(893)	(545)	(395)
Proceeds from exercise of stock options and warrants	561	358	16,859
Payment of dividends to minority shareholder in subsidiary	(190)	—	—
Amounts paid for treasury stock	—	(1,537)	—
Payments for financing costs	—	—	(101)
Net cash used in discontinued operations	—	(22)	(941)

Net Cash Provided By (Used in) Financing Activities	1,359	(1,598)	13,046

Effect of exchange rate changes on cash	48	(279)	115

Net (Decrease) Increase In Cash	(8,428)	(7,519)	16,574
Cash — Beginning Of Year	9,949	17,468	894

Cash — End Of Year	$1,521	$9,949	$17,468

See Notes to Consolidated Financial Statements.

DIGITAL ANGEL CORPORATION

Notes to Consolidated Financial Statements
(As revised, See Notes 1 and 24)

1.	The Company and Basis of Presentation

The Company is engaged in the business of developing and bringing to market proprietary technology used to identify, locate and monitor people, animals and objects. The Company operates in two segments: (1) Animal Applications and (2) GPS and Radio Communications.

On July 2, 2007, the Company sold its subsidiary, OuterLink Corporation (“OuterLink”). As a result, OuterLink is now classified as discontinued operations for all periods presented herein. Discontinued operations are more fully discussed in Note 24.

Animal Applications — develops, manufactures and markets electronic radio frequency and visual identification devices for the companion animals, fish and wildlife, and livestock markets worldwide.

The Animal Applications segment’s radio frequency identification products consist of miniature electronic microchips, scanners, and for some applications, injection systems. The Company holds patents on its syringe-injectable microchip, which is encased in a glass or glass-like material capsule and incorporates an antenna and a microchip with a unique permanent identification code. The microchip is typically injected under the skin using a hypodermic syringe, without requiring surgery. An associated scanner device uses radio frequency to interrogate the microchip and read the code.

The Animal Applications segment’s companion pet identification system involves the insertion of a microchip with identifying information into the animal. Scanners at animal shelters, veterinary clinics and other locations can read the microchip’s unique identification number. Through the use of a database, the unique identification number identifies the animal, the animal’s owner and other information. This pet identification system is marketed in the United States by Schering-Plough under the brand name “Home Againtm,” pursuant to a multi-year exclusive license, in Europe by Merial Pharmaceutical, and in Japan by Dainippon Pharmaceutical. The Company has distribution agreements with a variety of other companies outside the United States to market its products.

The Animal Applications segment’s miniature electronic microchips are also used for the tagging of fish, especially salmon, for identification in migratory studies and other purposes. The electronic microchips are accepted as a safe, reliable alternative to traditional identification methods because the fish, once implanted, can be identified without capturing or sacrificing the fish.

In addition to pursuing the market for permanent identification of companion animals and tracking microchips for fish, the Animal Applications segment also produces visual and electronic identification products for livestock producers. Visual identification products for livestock are typically numbered ear tags, which the Company has marketed since the 1940s. Currently, sales of visual and electronic identification products represent a substantial percentage of the Company’s sales to livestock producers.

On February 28, 2005, the Company acquired Denmark-based DSD Holding A/S (“DSD”), its wholly-owned subsidiaries and their majority position in Daploma Polska. Denmark-based DSD through its subsidiaries manufactures and markets visual and electronic RFID tags for livestock. DSD has an automated manufacturing facility and presence in markets in Europe, the Middle East and Asia.

In addition, the Company’s implantable radio frequency microchip was cleared by the FDA for medical applications in humans in the United States in October 2004. The Company has a long-term exclusive distribution and licensing agreement with Verichip Corporation, an affiliated, wholly-owned subsidiary of Applied Digital, covering the manufacturing, purchasing and distribution of the human implantable microchip. Sales to Verichip Corporation under an amended and restated agreement dated December 27, 2005, were $0.4 million, $0.7 million, and $0.1 million in the years ended December 31, 2006, 2005 and 2004, respectively.

DIGITAL ANGEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(As revised, See Notes 1 and 24)

1.	The Company and Basis of Presentation (continued)

GPS and Radio Communications — designs, manufactures and supports GPS enabled equipment. The GPS and Radio Communications segment consists of the Company’s subsidiary Signature Industries Limited (90.9% owned), which is located in the United Kingdom. Applications for the segment’s products include location tracking and message monitoring of vehicles, aircraft and people in remote locations through systems that integrate geosynchronous satellite communications and GPS enabled equipment and intelligent communications products and services for telemetry, mobile data and radio communications applications serving commercial and military markets. Signature Industries Limited’s businesses also include high grade communication equipment leasing and complementary data systems that customers can use to locate and monitor their assets and alarm sounder manufacturing. Technology development in this segment includes the integration and miniaturization into marketable products of two technologies: wireless communications and position location technology (including global positioning systems (GPS) and other systems).

As of December 31, 2006, Applied Digital Solutions, Inc. owned 24,573,788 shares or 55.2% of the Company’s common stock.

Certain items in the consolidated financial statements for 2005 and 2004 have been reclassified for comparative purposes.

Summary of Significant Accounting Policies

Described below are significant accounting policies, which conform to accounting principles generally accepted in the United States and, except for recently issued accounting standards adopted, are applied on a consistent basis among all years presented.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries from the date of acquisition. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts and disclosures included in the financial statements and accompanying notes. Although these estimates are based on the knowledge of current events and actions that the Company may undertake in the future, they may ultimately differ from actual results. The Company uses estimates, among others, to determine whether any impairment is to be recognized to long-lived and intangible assets.

Foreign Currencies

The Company’s foreign subsidiaries’ functional currencies are their local currencies. Results of operations and cash flows are translated at average exchange rates prevailing throughout the period, and assets and liabilities are translated at end of period exchange rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss) which is a component of stockholders’ equity. Translation gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

DIGITAL ANGEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(As revised, See Notes 1 and 24)

1.	The Company and Basis of Presentation (continued)

Inventories

Inventories consist of raw materials, work in process, and finished goods. Inventory is valued at the lower of cost or market, determined by the first-in, first-out method. The Company closely monitors and analyzes inventory for potential obsolescence and slow-moving items based upon the aging of the inventory and inventory turns by product. Inventory items designated as obsolete or slow-moving are reduced to net realizable value.

Property and Equipment, net

Property and equipment are stated at cost, less accumulated depreciation computed using the straight-line method. Building and leasehold improvements are depreciated over periods ranging from 10 to 30 years and software and equipment is depreciated over periods ranging from 2 to 10 years. Additions, improvements or major renewals are capitalized while repairs and maintenance, which do not extend the useful life of the asset, are charged to expense as incurred. Gains and losses on sales and retirements are reflected in results of operations.

Goodwill

Goodwill is carried at cost, net of previously accumulated amortization. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” the Company tests goodwill for impairment at least annually by applying a fair value based test. Based on the annual review for impairment, the Company recorded an impairment charge of $3.8 million in the fourth quarter of 2005 related to the goodwill at OuterLink Corporation. The impairment charge is included in the loss from discontinued operations.

In accordance with SFAS 142, the Company is required to allocate goodwill to the various reporting units. As of December 31, 2006, the Company’s reporting units consisted of the following (the reporting units listed below are those businesses which have goodwill and for which discrete financial information is available and upon which management makes operating decisions):

•	Animal Applications (goodwill of $44.0 million as of December 31, 2006);

•	Signature Industries Limited (goodwill of $1.1 million as of December 31, 2006); and

•	DSD Holding A/S (goodwill of $6.1 million as of December 31, 2006).

The Company assesses the fair value of its goodwill annually or earlier if events occur or circumstances change that would more likely than not reduce the fair value of goodwill below its carrying value. These events or circumstances would include a significant change in business climate, including a significant, sustained decline in an entity’s market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business, or other factors. If the Company determines that significant impairment has occurred, it would be required to write off the impaired portion of goodwill. Impairment charges could have a material adverse effect on the Company’s financial condition and results of operations.

Other Intangible Assets, net

Other intangible assets are carried at cost net of accumulated amortization. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” the Company tests intangible assets for impairment at least annually by applying a fair value based test. Based on the annual

DIGITAL ANGEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(As revised, See Notes 1 and 24)

1.	The Company and Basis of Presentation (continued)

review for impairment, the Company recorded an impairment charge of $3.3 million in the fourth quarter of 2005 related to the intangible assets at OuterLink Corporation. The impairment charge is included in the loss from discontinued operations.

Long-Lived Assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company continually evaluates whether events or circumstances have occurred that indicate the remaining estimated useful lives of its intangible assets, excluding goodwill, and other long-lived assets may warrant revision or that the remaining balance of such assets may not be recoverable. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the asset in measuring whether the asset is recoverable. There were no write downs of any long-lived assets in 2006, 2005, and 2004.

Revenue Recognition

The Company recognizes product revenue at the time product is shipped and title has transferred, provided that a purchase order has been received or a contract has been executed, there are no uncertainties regarding customer acceptance, the sales price is fixed and determinable and collectibility is deemed probable. If uncertainties regarding customer acceptance exist, revenue is recognized when such uncertainties are resolved. There are no significant post-contract support obligations at the time of revenue recognition. The Company’s accounting policy regarding vendor and post contract support obligations is revenue is recognized upon occurrence of the post-sale support. Costs of products sold and services provided are recorded as the related revenue is recognized. The Company offers a warranty on its products. For non-fixed and fixed fee jobs, service revenue is recognized based on the actual direct labor hours in the job multiplied by the standard billing rate and adjusted to net realizable value, if necessary. Other revenue is recognized at the time service or goods are provided. It is the Company’s policy to record contract losses in their entirety in the period in which such losses are foreseeable.

OuterLink Corporation earns revenue from location and messaging services, which generally provide for service on a month-to-month basis and from the sale of related products to customers (communication terminals and software). OuterLink Corporation’s services are only available through use of its products; such products have no alternative use. Accordingly, service revenue is recognized as the services are performed. OuterLink Corporation’s product revenue, for which title and risk of loss transfers to the customer on shipment, is deferred upon shipment and is recognized ratably over the estimated customer service period, which has historically been 30 to 42 months. The Company recently reassessed the estimated customer service period based on additional experience and will begin recognizing revenue over 54 months in 2007.

It is the Company’s policy to approve all customer returns before issuing credit to the customer. The Company incurred returns of $0.2 million for 2006, 2005 and 2004.

The Company records a liability for product warranties at the time it is probable that a warranty liability has been incurred and the amount of loss can reasonably be estimated. The Company’s warranty liability was

DIGITAL ANGEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(As revised, See Notes 1 and 24)

1.	The Company and Basis of Presentation (continued)

$34,000, $34,000 and $47,000 as of December 31, 2006, 2005 and 2004, respectively. Following is a reconciliation of the Company’s product warranties (in thousands):

Amount of
Liability

Balance as of December 31, 2005	$34
Accruals for warranties issued during the period	—
Accruals related to pre-existing warranties (including changes in estimates)	—
Settlements made (in cash or in kind) during the period	—

Balance as of December 31, 2006	$34

Research and Development

Research and development expense consists of personnel costs, supplies, other direct costs and incremental indirect costs, primarily, rent of developing new products and technologies and are charged to expense as incurred.

Advertising

The Company expenses advertising costs when incurred. Advertising expense, included in selling, general and administrative expense, was $0.4 million, $0.4 million and $0.3 million for each of the years ended December 31, 2006, 2005 and 2004.

Income Taxes

The Company accounts for income taxes under the asset and liability approach. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. A valuation allowance is provided against net deferred tax assets when it is more likely than not that a tax benefit will not be realized. Income taxes include U.S. and foreign taxes.

Stock-Based Compensation

On January 1, 2006 the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). SFAS 123R replaced SFAS No. 123 and supersedes APB Opinion No. 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS 123 are no longer an alternative to financial statement recognition. The Company adopted SFAS 123R using the modified prospective method which required the application of the accounting standard as of January 1, 2006. The Company’s consolidated financial statements as of and for the twelve month period ended December 31, 2006 reflect the impact of adopting SFAS 123R. In accordance with the modified prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R.

Effective December 30, 2005, the Company’s Board of Directors approved the acceleration of the vesting of out-of-the-money, unvested stock options issued to current employees, officers and directors prior to November 15, 2005 so that such options vest immediately, provided, however, that the grantee that acquires

DIGITAL ANGEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(As revised, See Notes 1 and 24)

1.	The Company and Basis of Presentation (continued)

any shares pursuant to such an option (the vesting of which has been accelerated) will not be permitted to sell such shares until the earlier of (i) the original vesting date applicable to such option or (ii) the date on which such grantee’s employment terminates.

The purpose of the accelerated vesting was to enable the Company to avoid recognizing in its statements of operations compensation expense associated with the options in future periods. As a result of the acceleration, the Company avoided recognition of up to approximately $8.6 million of compensation expense in its statement of operations over the course of the original vesting periods. Such expense is included in the Company’s pro forma stock-based footnote disclosure for the year ended December 31, 2005.

The Company is unable to estimate the number of options that will ultimately be retained that otherwise would have been forfeited, absent the acceleration.

Loss Per Share

The Company’s basic and diluted net loss per share is computed by dividing the net loss by the weighted average number of outstanding common shares. Potential common shares are excluded from the computation of diluted loss per share because their inclusion would be anti-dilutive. Potential common shares are as follows:

	As of December 31,
	2006	2005	2004
	(In thousands)

Stock options and restricted stock	11,793	10,109	6,528
Warrants	530	530	720
Series A Preferred Stock	—	—	15

	12,323	10,639	7,263

Treasury Stock

Repurchased common stock is stated at cost and is presented as a separate reduction of stockholders’ equity.

Comprehensive Loss

Comprehensive loss consists of net loss and foreign currency translation adjustments and is reported in the statement of changes in stockholders’ equity.

Recently Issued Accounting Standards

In December 2004, SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”) was issued. SFAS 123R replaced SFAS No. 123 and supersedes APB Opinion No. 25. The provisions of SFAS 123R became effective for the Company beginning January 1, 2006. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. All of the Company’s out-of-the-money, unvested stock options issued to current employees, officers and directors prior to November 15, 2005 were vested on December 30, 2005, and, therefore the initial adoption of SFAS 123R did not have a material impact on the Company’s consolidated results of operations and earnings (loss) per share. However, going forward, as the Company

DIGITAL ANGEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(As revised, See Notes 1 and 24)

1.	The Company and Basis of Presentation (continued)

grants more options or other share based compensation to employees, it expects that the impact may be material.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overhead to inventory be based on the normal capacity of the production facilities. The Company adopted SFAS 151 beginning January 1, 2006. The adoption of SFAS 151 did not have a material impact on the consolidated results of operations, financial position or cash flows.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets” (“SFAS 153”). This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on the consolidated results of operations or financial position.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections a replacement of APB No. 20 and FAS No. 3” (“SFAS 154”). SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 also applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS 154 is effective for all accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company’s adoption of SFAS 154 did not have a material impact on the consolidated results of operations or financial position.

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Earlier application is encouraged provided that the reporting entity has not yet issued financial statements for that fiscal year including financial statements for an interim period within that fiscal year. The Company is assessing SFAS No. 157 and has not determined yet the impact that the adoption of SFAS No. 157 will have on its consolidated result of operations or financial position.

In June 2006, FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FAS No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes. Currently, the accounting for uncertainty in income taxes is subject to significant and varied interpretations that have resulted in diverse and inconsistent accounting practices and measurements. Addressing such diversity, FIN 48 prescribes a consistent recognition threshold and measurement attribute, as well as clear criteria for subsequently recognizing, derecognizing and measuring changes in such tax positions for financial statement purposes. FIN 48 also requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has not yet determined the impact of FIN 48 on its consolidated results of operations or financial position.

DIGITAL ANGEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(As revised, See Notes 1 and 24)

2.	Acquisition

The following describes the acquisitions by the Company (in thousands) in the three years ended December 31, 2006:

			Goodwill
			and
			Other	Other Net
	Date	Acquisition	Intangibles	Assets and
Company Acquired	Acquired	Price	Acquired	Liabilities	Business Description

DSD Holding A/S	2/28/05	$5,902	$8,008	$(2,106)	Manufactures and markets visual and electronic RFID tags for livestock.
OuterLink Corporation	1/22/04	$8,501	$8,522	$(21)	Provider of real-time, satellite-based automated tracking, wireless data transfer and two-way messaging with large fleets of vehicles.

On February 28, 2005, the Company acquired DSD Holding A/S and its wholly-owned subsidiaries, Daploma International A/S and Digitag A/S, and 70%-owned subsidiary Daploma Polska. DSD Holding A/S became a wholly-owned subsidiary. The acquisition was accounted for under the purchase method of accounting. The excess of the purchase price over the fair value of the assets and liabilities of DSD Holding A/S was recorded as goodwill of $6.0 million and intangible assets of $2.0 million. The intangible assets are customer relationships, trade name, non-patented proprietary trade secrets, and a non-compete agreement. The intangible assets acquired are being amortized over lives ranging from 3 to 15 years. Amortization recorded in the years ended December 31, 2006 and 2005 was $0.2 million and $0.1 million, respectively.

Denmark-based DSD Holding A/S, through its subsidiaries, manufactures and markets visual and electronic RFID tags for livestock. In considering the benefits of the DSD acquisition, our management recognized the synergies available with DSD’s highly automated and efficient manufacturing facility, as well as DSD’s presence in successfully developed markets in Europe, the Middle East and Asia. The acquisition provides us with expansion of our business in Europe.

Under the terms of the DSD Holding A/S acquisition, the Company purchased all of the outstanding capital stock of DSD Holding A/S in consideration for a purchase price of seven times DSD Holding A/S’s average annual EBITDA over the next three years, less outstanding indebtedness at the end of the time period. An initial payment of $3.5 million was made at closing through the delivery of Applied Digital common stock valued at $3.5 million, which the Company acquired from Applied Digital in exchange for $3.5 million of our common stock. To account for pre-closing pricing fluctuations, the Company paid additional consideration of $195,000 to the shareholders of DSD Holding A/S on June 7, 2005.

In addition, on February 28, 2005, the Company entered into employment agreements with the Chief Executive Officer of DSD Holding A/S and its subsidiaries, Lasse Nordfjeld and his son, the president of Daploma, Torsten Nordfjeld.

Pursuant to the terms of the stock purchase agreement, at any time between the closing date of the acquisition and December 31, 2006, the Company had the right to buy-out the remaining purchase price. On April 13, 2006, the Company exercised our right to buy-out the remaining purchase price by electing to pay the set amount of $2.0 million. The $2.0 million buy-out price was satisfied by a cash payment of $1.0 million made on April 13, 2006 and the issuance on June 8, 2006 of $1.0 million worth of our unregistered common stock, or 282,115 shares. The number of shares of our common stock that were exchanged was determined

DIGITAL ANGEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(As revised, See Notes 1 and 24)

2.	Acquisition (continued)

based upon the average of the volume-weighted-average price of our common stock for the 10 trading days prior to the closing date of the share exchange agreement, or $3.545 per share. LANO Holdings ApS, wholly owned by Lasse Nordfjeld, and Torsten Nordfjeld received 174,403 shares and 28,268 shares, respectively, of the 282,115 shares issued to the former shareholders of DSD. The $2.0 million buy-out price was recorded as additional goodwill.

Applied Digital and the former shareholders of DSD agreed to exchange, per the terms of a share exchange agreement dated April 12, 2006, registered shares of Applied Digital’s common stock for the unregistered shares of our common stock paid by us to the former shareholders of DSD pursuant to the buy-out agreement. Pursuant to the share exchange agreement, Applied Digital issued to the former shareholders of DSD, 454,545 shares of Applied Digital’s common stock, valued at $972,249, plus $27,751 in cash, in exchange for the 282,115 shares of our common stock that the former shareholders of DSD received from us in partial payment of the buy-out, as more fully discussed above. The number of shares of Applied Digital common stock that were exchanged was determined based upon the average of the volume-weighted-average price of our common stock for the two trading days immediately preceding, and not including, the transaction closing date of June 8, 2006, which was $2.14 per share.

The Company operates DSD Holding A/S and its operating subsidiaries from their current headquarters near Copenhagen, Denmark.

The following table summarizes the estimated fair values of the tangible assets acquired and liabilities assumed in this acquisition.

(In thousands)

Current assets	$2,631
Property, plant and equipment	1,864
Other assets	33

Total assets acquired	4,528

Current liabilities	3,371
Long-term debt and other liabilities	3,263

Total liabilities assumed	6,634

Net liabilities acquired	$(2,106)

On January 22, 2004, the Company acquired OuterLink Corporation, which became a wholly-owned subsidiary of ours. The acquisition was accounted for under the purchase method of accounting. The excess of the purchase price over the fair value of the assets and liabilities of OuterLink Corporation was recorded as goodwill of $3.8 million and intangible assets of $4.7 million. The intangible assets are customer relationships, trademarks and core technology. The customer relationships and core technology were being amortized over periods ranging from 4 to 8 years. Amortization recorded in the years ended December 31, 2005 and 2004 was $0.7 million and $0.7 million, respectively. The trademark has an indefinite life. In the fourth quarter of 2005, the Company determined that the value of OuterLink Corporation’s goodwill and intangible assets were impaired. Accordingly, the Company recorded a $7.1 million asset impairment charge in the fourth quarter of 2005. OuterLink Corporation is now accounted for as discontinued operations. (See Note 24).

The cost of the acquisition consisted of 100,000 shares of Series A preferred stock valued at $8.3 million and acquisition costs of $0.2 million. The Series A preferred stock became convertible into four million shares of our common stock when the volume weighted average price of our common stock was greater than or equal

DIGITAL ANGEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(As revised, See Notes 1 and 24)

2.	Acquisition (continued)

to $4.00 per share for ten consecutive trading days. As of December 31, 2005, 99,976 preferred shares had been converted into 3.9 million shares of our common stock.

The valuation of the stock was primarily based on historical trading history and stock prices of our common stock and a marketability discount of 30%. The acquisition costs consist of legal and accounting related services that were direct costs of the acquisition.

In considering the benefits of the OuterLink Corporation acquisition, management recognized the strategic complement of OuterLink Corporation’s technologies and customer base with our existing animal applications and military GPS business lines.

The following table summarizes the estimated fair values of the tangible assets acquired and liabilities assumed at the date of acquisition.

(In thousands)

Current assets	$1,225
Property, plant and equipment	116
Other assets	73

Total assets acquired	1,414

Current liabilities	1,415

Long-term debt and other liabilities	20

Total liabilities assumed	1,435

Net liabilities acquired	$(21)

The results of DSD Holding A/S and OuterLink Corporation have been included in the consolidated financial statements since the date of acquisition, February 28, 2005 and January 22, 2004, respectively. Unaudited pro forma results of operations for the years ended December 31, 2005 and 2004 are included below. Such pro forma information assumes that DSD Holding A/S was acquired on January 1, 2005 and 2004 and OuterLink Corporation was acquired on January 1, 2004, and revenue is presented in accordance with our accounting policies. This summary is not necessarily indicative of what the results of our operations would have been had it been a combined entity during such periods, nor does it purport to represent results of operations for any future periods.

	Pro Forma
	For The Year Ended December 31,
	2005	2004
	(In thousands, except per share data)
	(unaudited)

Net operating revenue	$57,709	$50,159
Net loss	$(9,507)	$(6,599)
Net loss per common share — basic and diluted	$(0.22)	$(0.20)

DIGITAL ANGEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(As revised, See Notes 1 and 24)

3.	Inventory

	December 31,	December 31,
	2006	2005
	(In thousands)

Raw materials	$3,291	$3,198
Work in process	402	109
Finished goods	7,215	6,831

	10,908	10,138
Allowance for excess and obsolescence	(1,011)	(1,669)

Net inventory	$9,897	$8,469

Inventory of $5.7 million and $4.1 million was located in Europe and Asia as of December 31, 2006 and December 31, 2005, respectively.

4.	Other Current Assets

	December 31,	December 31,
	2006	2005
	(In thousands)

Prepaid expenses and other current assets	$1,833	$837
Deferred tax asset	176	155
Deposits	7	21

	$2,016	$1,013

5.	Property and Equipment, net

	December 31,	December 31,
	2006	2005
	(In thousands)

Land	$278	$278
Building and leasehold improvements	5,937	4,842
Equipment and furniture	11,387	8,500

	17,602	13,620
Less: Accumulated depreciation and amortization	(7,617)	(5,176)

	$9,985	$8,444

Included above are vehicles and equipment acquired under capital lease obligations in the amount of $1.5 million and $0.5 million at December 31, 2006 and 2005, respectively. Related accumulated depreciation amounted to $0.2 million and $0.1 million at December 31, 2006 and 2005, respectively.

Depreciation charged against income amounted to $1.7 million, $1.5 million, and $1.3 million for the years ended December 31, 2006, 2005, and 2004 respectively.

DIGITAL ANGEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(As revised, See Notes 1 and 24)

6.	Goodwill

The components of goodwill are as follows at December 31, (in thousands):

	2006				2005
	Original	Cumulative		Net	Original	Cumulative		Net
	Carrying	Impairment	Accumulated	Carrying	Carrying	Impairment	Accumulated	Carrying
	Value	Charges	Amortization	Value	Value	Charges	Amortization	Value

Goodwill	$98,157	$(35,314)	$(11,599)	$51,244	$95,404	$(35,314)	$(11,599)	$48,491

Goodwill consists of the excess of cost over fair value of net tangible and identifiable intangible assets of companies purchased.

7.	Other Intangible Assets, net

The components of other intangible assets are as follows at December 31, (in thousands):

	2006				2005
	Original	Cumulative		Net	Original	Cumulative		Net
	Carrying	Impairment	Accumulated	Carrying	Carrying	Impairment	Accumulated	Carrying
	Value	Charges	Amortization	Value	Value	Charges	Amortization	Value

Other Intangible Assets	$6,638	$(3,287)	$(1,718)	$1,633	$6,638	$(3,287)	$(1,538)	$1,813

Other intangibles represent assets recognized separately from goodwill and consist primarily of trade name, non-patented proprietary trade secrets, non-compete agreements and customer relationships. Other intangibles are being amortized over lives ranging from 3 to 15 years.

Amortization expense amounted to $0.2 million for the years ended December 31, 2006 and 2005.

8.	Accrued Expenses and Other Current Liabilities

	December 31,	December 31,
	2006	2005
	(In thousands)

Accrued wages and wage related costs	$1,538	$2,390
Accrued professional fees	302	199
Deposits	235	77
Rebates	128	20
Other	590	194

	$2,793	$2,880

DIGITAL ANGEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(As revised, See Notes 1 and 24)

9.	Notes Payable, Line of Credit and Long-Term Debt

Long-term debt consists of the following:

	December 31,	December 31,
	2006	2005
	(In thousands)

Mortgage notes payable-Animal Applications and Corporate facilities	$2,226	$2,281
Line of Credit — DSD Holding A/S	3,013	1,722
Equipment Loans/Notes Payable — DSD Holding A/S	1,398	1,755
Capital lease obligations	1,526	278

	8,163	6,036
Less: Current maturities	(4,127)	(2,380)

	$4,036	$3,656

The scheduled maturities of long-term debt, including capitalized leases, at December 31, 2006 are as follows:

Year	Amount
(In thousands)

2007	$4,127
2008	1,038
2009	612
2010	2,303
2011	83

Interest expense on the above debts amounted to $0.4 million, $0.3 million, and $0.6 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Mortgage Notes Payable-Animal Applications and Corporate facilities

Mortgage notes payable is collateralized by land and building. Principal and interest payments totaling approximately $20,000 are payable monthly through October 2010. The final payment of $2.0 million is due in November of 2010. The interest rate on the note is fixed at 8.18%.

Equipment Loans-DSD Holding A/S

DSD Holding A/S is party to equipment loans which are collateralized by production equipment. Principal and interest payments totaling approximately DKK 0.2 million ($35,400 USD at December 31, 2006) are payable monthly. Payments are due through July 2010. The interest rates on the loans are variable and range from 6.00% to 8.14% as of December 31, 2006.

Line of Credit-DSD Holding A/S

DSD Holding A/S and its wholly-owned subsidiary, Daploma International A/S, are party to a credit agreement with Danske Bank A/S. On June 1, 2006, DSD Holding A/S and Daploma International A/S amended the borrowing availability from DKK 12 million (approximately $2.1 million USD at December 31, 2006) to DKK 18 million (approximately $3.2 million USD at December 31, 2006). In connection with the amendment, the Company executed a Letter of Support which confirms that it shall maintain its holding of 100% of the share capital of Daploma, and that the Company shall neither sell, nor pledge, nor in any way

DIGITAL ANGEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(As revised, See Notes 1 and 24)

9.	Notes Payable, Line of Credit and Long-Term Debt (continued)

dispose of any part of Daploma or otherwise reduce its influence on Daploma without the prior consent of Danske Bank. Interest is determined quarterly and is based on the international rates Danske Bank can establish on a loan in the same currency on the international market plus 2.0%. At December 31, 2006, the annual interest rate on the facility was 5.85%. Borrowing availability under the credit facility considers guarantees outstanding. At December 31, 2006, the borrowing availability on the credit agreement was DKK 0.9 million (approximately $0.2 million USD at December 31, 2006). The credit agreement shall remain effective until further notice. DSD Holding A/S can terminate the credit agreement and pay the outstanding balance, or Danske Bank may demand the credit line be settled immediately at any given time, without prior notice.

Note Payable-DSD Holding A/S

As of December 31, 2006, DSD Holding A/S is party to a note payable with Danske Bank. Principal and interest payments of DKK 0.3 million (approximately $53,100 USD at December 31, 2006) plus interest are payable quarterly through December 15, 2008. The interest rate on the note is calculated based on the international rates Danske Bank can establish on a loan in DKK in the international market plus 2.0%. The interest rate on the note payable was 5.47% at December 31, 2006.

Invoice Discounting Agreement

On April 9, 2003, Signature Industries Limited entered into a two-year Invoice Discounting Agreement with The Royal Bank of Scotland Commercial Services Limited (“RBS”). The Invoice Discounting Agreement, as amended October 28, 2003, June 21, 2005, and July 27, 2006 provides for Signature to sell with full title guarantee most of its receivables, as defined in the Invoice Discounting Agreement, as amended. Under the agreement, RBS prepays 80% of the receivables sold in the United Kingdom and 80% of the receivables sold in the rest of the world, not to exceed an outstanding balance of £1,000,000 (approximately $1.9 million USD at December 31, 2006) at any given time. RBS pays Signature the remainder of the receivable upon collection of the receivable. Receivables which remain outstanding 90 days from the end of the invoice month become ineligible and RBS may require Signature to repurchase the receivable. The discounting charge accrues at an annual rate of 1.5% above the base rate as defined in the amended Invoice Discounting Agreement (6.50% at December 31, 2006). Signature pays a commission charge to RBS of 0.16% of each receivable balance sold. The Invoice Discounting Agreement, as amended, requires a minimum commission charge of £833 per month. Discounting charges of $54,000 are included in interest expense in the 2006 statement of operations. As of December 31, 2006, $0.9 million of receivables were financed under the Invoice Discounting Agreement.

10.	Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and Accounts Receivable

The carrying amount approximates fair value because of the short maturity of those instruments.

DIGITAL ANGEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(As revised, See Notes 1 and 24)

10.	Fair Value of Financial Instruments (continued)

Long-Term Debt (mortgages)

The carrying amount approximates fair value because the interest rate approximates the current rate at which the Company could borrow funds on similar debt.

11.	Stock Exchanges with Applied Digital Solutions, Inc.

On February 25, 2005, the Company entered into a Stock Purchase Agreement with Applied Digital. The purpose of the stock exchange was to use the shares as partial consideration for the acquisition of DSD Holding A/S and its wholly-owned subsidiaries, Daploma International A/S and Digitag A/S, as described more fully in note 2. The Company and Applied Digital entered into the share exchange because of the selling shareholders’ desire, at the time the transaction was negotiated, to receive their consideration in Applied Digital common stock as opposed to the Company’s common stock. In addition, the stock purchase represented a strategic investment by Applied Digital whereby Applied Digital could increase its ownership interest in the Company. Pursuant to the agreement, the Company issued 644,140 shares of its common stock to Applied Digital in exchange for 684,543 shares of Applied Digital common stock as consideration. The exchange ratio of shares was based upon the average of the volume-weighted-average price of the Company’s common stock and Applied Digital’s common stock for the ten trading days immediately preceding, and not including, the transaction closing date which was $5.434 for the Company’s common stock and $5.113 for Applied Digital’s common stock. The value of the stock exchanged was $3.5 million.

12.	Income Taxes

The provision for income taxes consists of:

	December 31,	December 31,	December 31,
	2006	2005	2004
	(In thousands)

Current:
United States at statutory rates	$—	$—	$—
International	104	114	—

Current income tax provision (credit)	104	114	—
Deferred:
United States	—	—	—
International	(176)	(155)	—

Deferred income taxes provision (credit)	—	—	—

	$(72)	$(41)	$—

The Company considers earnings from its foreign operations to be indefinitely reinvested and, accordingly, no provision for United States federal and state income taxes has been made for these earnings. Upon distribution of foreign subsidiary earnings, the Company may be subject to United States income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the foreign jurisdiction.

DIGITAL ANGEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(As revised, See Notes 1 and 24)

12.	Income Taxes (continued)

The tax effects of temporary differences and carry forwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

	December 31,	December 31,
	2006	2005
	(In thousands)

Deferred Tax Assets:
Liabilities and reserves	$540	$722
Compensation not currently deductible	1,232	1,278
Tangible and Intangible property basis difference	416	45
Net operating loss carry forwards	21,004	18,763

Gross deferred tax assets	23,192	20,808
Valuation allowance	(22,761)	(20,653)

	431	155

Deferred Tax Liabilities:
Intangible property basis difference	641	541

Net deferred tax liability	$210	$386

The deferred tax assets and liabilities are included in the following balance sheet captions:

	December 31,	December 31,
	2006	2005
	(In thousands)

Other current assets	$176	$155
Long term liabilities	386	541

Net deferred tax liabilities	$210	$386

Domestic and foreign loss from continuing operations before provision for income taxes and minority interest consists of:

	December 31,	December 31,
	2006	2005
	(In thousands)

Domestic	$(3,322)	$(765)
Foreign	(1,955)	871

	$(5,277)	$106

At December 31, 2006, the Company had aggregate United States federal net operating loss carry forwards of approximately $48.1 million for income tax purposes, which expire in various amounts through 2026. Approximately $10.5 million of the net operating loss carry forwards were acquired in connection with various domestic acquisitions and are limited as to use in any particular year based on Internal Revenue Code sections related to change of ownership restrictions. Further, past and future stock issuances may subject the Company to additional limitations on the use of the remaining net operating loss carry forwards under the same Internal Revenue Code provision.

Additionally, net operating loss carry forwards of approximately $5.3 million relate to foreign losses. Of this, $1.6 million was acquired in connection with the acquisition of DSD Holding A/S during 2005. During

DIGITAL ANGEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(As revised, See Notes 1 and 24)

12.	Income Taxes (continued)

2005, the Company determined that a portion of Signature Industries Limited’s United Kingdom net operating loss carryforwards will more likely than not be utilized and accordingly released $155,000 of the valuation allowance. A full valuation allowance against all other net deferred tax assets at December 31, 2006 has been recorded. The remaining net deferred tax liability relates primarily to deferred tax liabilities for purchased intangibles for which no tax basis exists.

The valuation allowance increased by $2.1 million during the year ended December 31, 2006. The valuation allowance increased by $2.8 million during the year ended December 31, 2005.

The reconciliation of the effective tax rate with the statutory federal income tax from continuing operations rate is as follows:

	December 31,	December 31,	December 31,
	2006	2005	2004

Statutory rate	(35)%	35%	(35)%
State income taxes, net of federal benefits	(3)	5	(5)
Goodwill impairment and other permanent differences	—	—	2
Benefit from nonqualified stock options	—	5	(289)
Tax gain on sales of Applied Digital stock	—	—	186
Change in deferred tax asset valuation allowance(a)	34	(87)	141
Foreign tax rate differences	2	4	—
Expenses not deductible for tax purposes		—	—
Other	1	—	—

	(1)%	(38)%	0%

(a)	net of deferred tax assets acquired in the DSD acquisition.

13.	Commitments and Contingencies

Rental expense for space, vehicles, and office equipment under operating leases amounted to approximately $0.7 million for the years ended December 31, 2006, 2005, and 2004.

The approximate minimum payments required under operating leases and employment contracts that have initial or remaining terms in excess of one year at December 31, 2006 are (in thousands):

	Minimal
	Rental	Employment
Year	Payments	Contracts

2007	$726	$1,183
2008	638	34
2009	560	—
2010	539	—
2011	526	—
Thereafter	16,099	—

	$19,088	$1,217

DIGITAL ANGEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(As revised, See Notes 1 and 24)

14.	Profit Sharing Plan

Applied Digital has a retirement savings plan under section 401(k) of the Internal Revenue Code for the benefit of eligible United States employees. Applied Digital has made no matching contributions to the 401(k) Plan. The Company’s employees are eligible to participate in this plan and may elect to contribute a percentage of their salaries. The Company provides an employer match on the first 4% of the employee contributions. The Company’s expense related to the plan was approximately $227,000, $198,000, and $0 for the years ended December 31, 2006, 2005, and 2004 respectively.

Signature Industries Limited has a defined contribution pension plan. The Company’s expense relating to the plans approximated $147,000, $107,000, and $136,000 for the years ended December 31, 2006, 2005, and 2004, respectively.

15.	Stock Options, Restricted Stock, and Warrants

Stock Option Plans

As of December 31, 2006, the Company maintains the Amended and Restated Digital Angel Corporation Transition Stock Option Plan (“DAC Stock Option Plan”), which is described below, and has outstanding stock options which were issued pursuant to another plan that was terminated on February 23, 2006. On January 1, 2006 the Company adopted SFAS 123R, using the modified prospective transition method. Accordingly, during the year ended December 31, 2006 the Company recorded stock-based compensation expense for awards granted in 2006 and awards granted prior to, but not yet vested as of January 1, 2006, as if the fair value method required for pro forma disclosure under SFAS 123 were in effect for expense recognition purposes. Upon adoption of SFAS 123R, the Company elected to continue using the Black-Scholes option pricing and have recognized compensation expense using a straight-line amortization method. During the years ended December 31, 2006, 2005, and 2004, the Company recorded $868,000, $355,000, and $31,000 respectively, (this amount includes compensation for options granted to non-employees and for restricted stock grants) in stock-based employee compensation expense.

As of December 31, 2006, the DAC Stock Option Plan, which is stockholder-approved, has 18,195,312 shares of common stock reserved for issuance, of which 17,726,516 shares have been issued and 468,796 remain available for issuance. As of December 31, 2006, awards consisting of options to purchase 9,728,186 shares were outstanding under the DAC Stock Option Plan and awards consisting of options to purchase 476,820 shares were outstanding under the Company’s terminated stock option plan. Additionally, restricted stock awards for 154,230 shares of common stock have been granted under the DAC Stock Option Plan. Option awards are generally granted with exercise prices between market price and 110% of the market price of the Company’s stock at the date of grant; option awards generally vest over 3 to 9 years and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control (as defined in the DAC Stock Option Plan).

Stock Option Activity

The fair value of each option award is estimated on the date of grant using a Black-Scholes valuation model. The following assumptions were used for options granted in the years ended December 31, 2006, 2005, and 2004.

DIGITAL ANGEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(As revised, See Notes 1 and 24)

15.	Stock Options, Restricted Stock, and Warrants (continued)

	For the Year Ended December 31,
	2006	2005	2004

Risk-free interest rate	4.64% - 4.94%	3.83%	3.81%
Expected life (in years)	4 - 10	5	5
Dividend yield	0.00%	0.00%	0.00%
Expected volatility	85.74% - 87.19%	91.04% - 113.34%	165.00%
Weighted-average volatility	87.05%	105.00%	165.00%

The Company’s computation of expected volatility is determined based on historical volatility. The computation of expected life is determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant.

A summary of the Company’s stock option activity as of December 31, 2006, and changes during the year then ended is presented below (in thousands, except per share amounts):

			Weighted
		Weighted	Average	Aggregate
	Stock	Average	Contractual	Intrinsic
	Options	Exercise Price	Term	Value

Outstanding at January 1, 2006	9,955	$3.94
Granted	2,325	3.21
Exercised	(320)	1.80
Forfeited or Expired	(255)	4.61

Outstanding at December 31, 2006	11,705	$3.84	7.60	$1,402	*

Vested or Expected to Vest at December 31, 2006	11,375	$3.85	7.50	$1,397	*

Exercisable at December 31, 2006	9,247	$4.00	7.36	$1,400	*

*	The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option. The market value of the Company’s stock was $2.55 at December 31, 2006.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2006 and 2005, and 2004 were $2.65, $4.97, and $3.57 respectively. The total intrinsic value of options exercised during the years ended December 31, 2006, 2005, and 2004 was $644,000, $72,000, and $13,581,000, respectively.

DIGITAL ANGEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(As revised, See Notes 1 and 24)

15.	Stock Options, Restricted Stock, and Warrants (continued)

A summary of the status of the Company’s non-vested stock options as of December 31, 2006, and changes during the year ended December 31, 2006, is presented below (in thousands, except per share amounts):

		Weighted Average
		Grant-Date
	Stock Options	Fair Value

Nonvested at January 1, 2006	217	$2.42
Granted	2,325	2.65
Vested	(83)	2.17

Nonvested at December 31, 2006	2,458	$2.64

As of December 31, 2006, there was $4,639,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the DAC Stock Option Plan. That cost is expected to be recognized over a weighted-average period of 5.96 years. The total fair value of shares vested during the years ended December 31, 2006, 2005, and 2004 was $181,000, $22,495,000, and $5,215,000, respectively.

Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2006, 2005, and 2004, was $561,000, $55,000, and $12,687,000, respectively.

On January 13, 2004, the Company granted its Chief Executive Officer (CEO) a ten-year option to purchase 1,000,000 shares of the Company’s common stock at $3.92 per share. This option was granted outside of the Company’s stock plans and approved by its stockholders on May 6, 2004. The option became exercisable on December 30, 2005. As of December 31, 2006, the option remains outstanding.

On February 18, 2004, the Company granted its Chairman of the Board of Directors a ten-year option to purchase 500,000 shares of the Company’s common stock at $3.43 per share. This option was granted outside of the Company’s stock plans and approved by its stockholders on May 6, 2004. The option became exercisable on February 18, 2005. As of December 31, 2006, the option remains outstanding.

Restricted Stock

In March 2005, the Company granted its Chairman of the Board 100,000 shares of the Company’s restricted stock. The restricted stock vested 50% on March 7, 2006 and will vest 50% on March 7, 2007. The Company determined the value of the stock to be $506,000 based on the closing price of its stock on the date of grant. The value of the restricted stock has been recorded as deferred compensation and is being amortized to compensation expense over the two year vesting period. In the years ended December 31, 2006 and 2005, $253,000 and $211,000, respectively was recognized as compensation expense in the Company’s consolidated results of operations.

In February 2005, the Company granted an employee, 54,230 shares of the Company’s restricted stock. The restricted stock vested 30% on February 25, 2006, will vest 30% on February 25, 2007 and 40% on February 25, 2008. The Company determined the value of the stock to be $250,000 based on the closing price of its stock on the date of grant. The value of the restricted stock has been recorded as deferred compensation and is being amortized to compensation expense over the vesting period. In the years ended December 31, 2006 and 2005, $75,000 and $64,000, respectively was recognized as compensation expense in the Company’s consolidated results of operations.

DIGITAL ANGEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(As revised, See Notes 1 and 24)

15.	Stock Options, Restricted Stock, and Warrants (continued)

Pro Forma Information for Periods Prior to the Adoption of SFAS 123R

Prior to the adoption of SFAS 123R, the Company provided the disclosures required under SFAS 123 as amended by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosures.” Employee stock-based compensation expenses recognized under SFAS 123 were not reflected in the consolidated results of operations for the twelve month period ended December 31, 2005 for employee stock option awards as all stock options were granted with an exercise price greater than or equal to the market value of the underlying common stock on the date of grant.

The pro forma information for the years ended December 31, 2005 and 2004 was as follows (in thousands, except per share amounts):

	For the Year	For the Year
	Ended	Ended
	December 31,	December 31,
	2005	2004

Reported net loss	$(9,476)	$(4,957)
Stock-based compensation expense in reported net loss	355	31
Stock-based compensation expense determined under the fair value based method	(13,152)	(7,436)

Pro forma net loss	$(22,273)	$(12,362)

Loss per share (basic and diluted)
As reported	$(0.22)	$(0.15)
Pro forma	(0.51)	(0.37)

Applied Digital has four non-qualified option plans. On April 5, 2004, Applied Digital effected a one for ten reverse split of its common stock. All share prices and share amounts for Applied Digital common stock reflect the reverse stock split. Under the Applied Digital plans, options for 4.8 million common shares were authorized for issuance to certain officers and employees of Applied Digital, which include certain officers and employees of the Company. There were no options granted under the plans to the Company’s officers and employees for services related to Digital Angel Corporation in 2006, 2005 or 2004. The options may not be exercised until one to three years after the grant date and are exercisable for periods ranging from five to ten years. As of December 31, 2006, as it relates to certain of the Company’s officers and employees, there were 67,000 options outstanding and exercisable at a weighted average price of $12.94. During 2006, options to purchase 42,000 shares were forfeited at a weighted average price of $26.80.

Warrants

On July 31, 2003, in connection with the $2,000,000 secured convertible note payable to Laurus Master Fund, the Company issued a warrant to purchase 125,000 shares of its common stock. The warrant issued to Laurus is exercisable through July 31, 2008 and permits Laurus Master Fund to purchase 75,000 shares of the Company’s common stock at $2.68 per share, 35,000 shares at $2.91 per share and 15,000 shares at $3.38 per share. The Company determined the estimated aggregate fair value of these warrants on the date of grant to be $143,000 based on the Black-Scholes valuation model using the following assumptions: expected volatility of 107.2%, dividend yield of 0%, risk free interest of 3.3% and an expected life of 5 years. The value of the warrant was accounted for as debt discount and amortized to interest expense over the term of the secured convertible note. As of December 31, 2006, Laurus has not exercised their warrant.

DIGITAL ANGEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(As revised, See Notes 1 and 24)

15.	Stock Options, Restricted Stock, and Warrants (continued)

On August 14, 2003, the Company issued warrants to purchase 500,001 shares of its common stock to certain holders of Applied Digital Solutions Convertible Exchangeable Debentures. These warrants were issued to procure the consent of the holders of Convertible Exchangeable Debentures to the issuance of the Applied Digital common stock to Digital Angel Corporation pursuant to the Stock Purchase Agreement. At the time the Stock Purchase Agreement was executed, the terms of the Convertible Exchangeable Debentures prohibited Applied Digital from, among other things, issuing or selling shares of its common stock. Therefore, to avoid breaching the terms of its Convertible Exchangeable Debentures, Applied Digital was required to obtain the consent of the holders of Convertible Exchangeable Debentures to the issuance of Applied Digital common stock to Digital Angel Corporation pursuant to the Stock Purchase Agreement. The warrants issued to the holders of Convertible Exchangeable Debentures are exercisable for five years beginning February 1, 2004 and entitle the holder to purchase that number of shares of common stock of Digital Angel Corporation designated in the warrant at a price of $2.64 per share. The warrant was valued at $0.8 million using the Black-Scholes option pricing model and recorded as a charge to interest expense in Applied Digital’s results of operations. Through December 31, 2006, 95,238 of the 500,001 warrants were exercised.

On August 28, 2003, in connection with the $3.5 million secured revolving convertible note and the $1.5 million secured minimum borrowing convertible note, the Company issued a warrant to purchase 115,000 shares of its common stock. The warrant is exercisable for five years and entitles Laurus to purchase 70,000 shares of the Company’s common stock at $2.55, 35,000 shares at $2.75 per share and 10,000 shares at $2.95 per share. The Company determined the estimated aggregate fair value of these warrants on the date of grant to be $133,000 based on the Black-Scholes valuation model using the following assumptions: expected volatility of 107.2%, dividend yield of 0%, risk free interest of 3.3% and an expected life of 5 years. The value of the warrant was accounted for as debt discount and was amortized to interest expense over the life of the secured convertible note. In March 2005, Laurus exercised their warrant for 115,000 shares, and the Company received proceeds of $304,000.

16.	Non-Cash Compensation Expense

Non-cash compensation expense of $0.9 million ($0.7 million in selling, general, and administrative expense and $0.2 million in research and development expense) is included for the year ended December 31, 2006. Non-cash compensation expense of $0.4 million and $0.2 million has been included, all in selling, general, and administrative expense, for the years ended December 31, 2005 and 2004 respectively. The 2006 expense relates primarily to SFAS 123R expense associated with a grant of 2,325,000 stock options to employees and directors. The 2005 expense primarily relates to 100,000 stock options issued to Applied Digital employees, 100,000 shares of restricted stock issued the Company’s Chairman of the Board in March 2005 and 54,230 shares of restricted stock issued to an employee in February 2005. The 2004 expense resulted from 10,000 shares of common stock provided to an individual as compensation for recruiting services.

17.	Legal Proceedings

Digital Angel Corporation vs. Allflex USA, Inc and Pet Health Services (USA), Inc.

On October 20, 2004, the Company commenced an action in the United Stated District Court for the District of Minnesota against AllFlex USA, Inc. and Pet Health Services (USA), Inc. The suit alleged that Allflex and PetHealth marketed and sold a syringe implantable identification transponder that violated our patent. Allflex moved for a judgment on the pleadings, asserting that a license agreement between Allflex and us should act as a bar to a case for infringement, which motion the Company contested. The Court issued a

DIGITAL ANGEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(As revised, See Notes 1 and 24)

17.	Legal Proceedings (continued)

ruling granting the Defendant’s motion for judgment on the pleadings and denying our motion for leave to amend, and final judgment in the action was entered on February 21, 2006. Upon our appeal to the Federal Circuit Court of Appeals in Washington, D.C., the Court found in favor of the Defendants.

Digital Angel Corporation vs. Datamars, Inc., Datamars, S.A., The Crystal Import Corporation and Medical Management International, Inc.

On October 20, 2004, the Company commenced an action in the United States District Court for the District of Minnesota against Datamars, Inc., Datamars, S.A., The Crystal Import Corporation, and Medical Management International, Inc. (“Banfield”). This suit claims that the defendants are marketing and selling syringe implantable identification transponders manufactured by Datamars that infringe our 1993 patent for syringe implantable identification transponders previously found by the United States District Court for the District of Colorado to be enforceable. The suit seeks, among other things, an adjudication of infringement, injunctive relief, and actual and punitive damages. The Company believes that the suit is well-grounded in law and fact. On February 28, 2006, the Court conducted a hearing (the “Markman Hearing”) in which each of the parties presented the Court with their views regarding the scope of the claims set forth in the subject patent. On May 22, 2006, the Court issued its order on the Markman Hearing, in which, in management’s assessment, the court largely adopted our analysis on the scope of the claims in the subject patent. The parties are continuing discovery in light of that order. Trial is anticipated in mid to late 2007.

Crystal Import Corporation v. Digital Angel, et al.

On or about December 29, 2004, The Crystal Import Corporation filed an action against AVID Identification Systems, Inc. and us in the United States District Court for the Northern District of Alabama. Crystal’s complaint primarily asserted federal and state antitrust and related claims against AVID, though it also asserted similar claims against us. On October 12, 2005, the Alabama Court transferred the action to Minnesota. Following the docketing of the action in Minnesota, the Company and AVID filed a motion seeking to stay the case until the corresponding patent infringement actions have been resolved. The Court recently lifted a stay of the matter and discovery is expected to commence in the near future. Given the uncertainties associated with all litigation and given the early stage of this proceeding, the Company are unable to offer any assessment on the potential liability exposure, if any, to us from this lawsuit.

Digital Angel Corporation v. Corporativo SCM, S.A. de C.V.

On or about June 2, 2005, the Company filed a declaratory judgment action in the U.S. District Court for the District of Minnesota seeking to have the Court determine our rights and liabilities under a 2002 distribution agreement with Corporativo SCM, S.A. de C.V., a Mexican company that entered into a distribution agreement for a product that was then under development by us but the development of which was subsequently abandoned. The case is in the initial discovery stages. Given the uncertainties associated with all litigation and given the early stage of this proceeding, the Company is unable to offer any assessment on the potential liability exposure, if any, from this lawsuit.

DIGITAL ANGEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(As revised, See Notes 1 and 24)

18.	Supplemental Cash Flow Information

	2006	2005	2004

Income taxes paid	$100	$121	$71
Interest paid	465	380	578
Non-cash investing and financing activities:
Issuance of common stock for Applied Digital common stock	—	3,500	7,920
Issuance of Applied Digital common stock for DSD acquisition	—	3,500	—
Issuance of common stock to former shareholders of DSD Holding A/S	1,000	—	—
Conversion of debt into common stock	—	—	2,930
Assets acquired for long-term debt and capital leases	606	586	—

19.	Segment Information

The Company is an advanced technology company in the field of rapid and accurate identification, location tracking, and condition monitoring of high-value assets. The Company operates in two segments: (1) Animal Applications and (2) GPS and Radio Communications.

It is on this basis that the Company’s management utilizes the financial information to assist in making internal operating decisions. The Company evaluates performance based on stand-alone segment operating income.

				Total from
	Animal	GPS and Radio		Continuing
For the Year Ended December 31, 2006	Applications	Communications	Corporate	Operations
	(In thousands)

Total net revenue	$38,058	$16,352	$—	$54,410
Operating (loss) income	(4,007)	(1,172)	—	(5,179)
Operating loss from continuing operations before income taxes and minority interest	(4,048)	(1,229)	—	(5,277)
Depreciation and amortization	1,404	479	—	1,883
Interest income	(267)	(3)	—	(270)
Interest expense	405	60	—	465
Goodwill, net	50,078	1,166	—	51,244
Segment assets	77,746	9,284	—	87,030
Cash expenditures for property and equipment	1,789	1,091	—	2,880

DIGITAL ANGEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(As revised, See Notes 1 and 24)

19.	Segment Information (continued)

				Total from
	Animal	GPS and Radio		Continuing
For the Year Ended December 31, 2005	Applications	Communications	Corporate	Operations
	(In thousands)

Total net revenue	$35,972	$18,578	$—	$54,550
Operating (loss) income	(1,409)	1,469	—	60
Operating (loss) income from continuing operations before income taxes and minority interest	(1,347)	1,453	—	106
Depreciation and amortization	1,226	403	—	1,629
Interest income	(336)	(11)	—	(347)
Interest expense	337	27	—	364
Goodwill, net	47,343	1,148	—	48,491
Segment assets	81,105	7,820	—	88,925
Cash expenditures for property and equipment	820	402	——	1,222

				Total from
	Animal	GPS and Radio		Continuing
For the Year Ended December 31, 2004	Applications	Communications	Corporate	Operations
	(In thousands)

Total net revenue	$25,871	$18,678	$—	$44,549
Operating (loss) income	(1,314)	2,246	—	932
Operating (loss) income from continuing operations before income taxes and minority interest	(3,603)	2,111	—	(1,492)
Depreciation and amortization	875	371	—	1,246
Interest income	—	(32)	—	(32)
Interest expense	1,168	168	—	1,336
Goodwill, net	43,971	1,173	—	45,144
Segment assets	84,313	7,787	6	92,106
Cash expenditures for property and equipment	264	285	—	549

DIGITAL ANGEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(As revised, See Notes 1 and 24)

19.	Segment Information (continued)

Information from continuing operations, concerning principal geographic areas as of and for the years ended December 31, 2006, 2005 and 2004 was as follows:

			All Other
	United	United Kingdom	Foreign
	States	Denmark	Countries	Consolidated
	(In thousands)

2006
Net revenue from external customers	$26,735	$14,970	$12,705	$54,410
Long-lived assets excluding goodwill and other intangible assets, net	5,523	4,242	220	9,986
2005
Net revenue from external customers	$23,889	$16,830	$13,758	$54,550
Long-lived assets excluding goodwill and other intangible assets, net	4,350	3,824	270	8,444
2004
Net revenue from external customers	$28,054	$4,369	$12,126	$44,549
Long-lived assets excluding goodwill and other intangible assets, net	4,514	1,101	277	5,892

Sales to one customer accounted for approximately 15% of net revenues in 2006. Sales to one customer accounted for approximately 10% of net revenues in 2005. Sales to two customers accounted for approximately 12% and 10% of net revenues in 2004. Accounts receivable from one customer accounted for approximately 13% of net accounts receivable in 2006. Accounts receivable from one customer accounted for approximately 12% of net accounts receivable in 2005 as well.

20.	Related Party Activity

The Company has an eleven-year Distribution and Licensing Agreement dated March 4, 2002, amended December 28, 2005, with VeriChip Corporation (“VeriChip”), a majority-owned subsidiary of Applied Digital at December 31, 2006, covering the manufacturing, purchasing and distribution of the Company’s implantable microchip and the maintenance of the VeriChip Registry by the Company. The amended agreement contains, among other things, minimum purchase requirements in order to maintain exclusivity, whereby VeriChip is required to purchase $875,000, $1,750,000 and $2,500,000 for each of 2007, 2008 and 2009, respectively, and $3,750,000 for 2010 and each year thereafter. The agreement continues until March 2013 and, as long as VeriChip continues to meet the minimum purchase requirements, will automatically renew annually under its terms. The Distribution and Licensing agreement includes a license for the use of the Company’s technology in VeriChip’s identified markets. Under the Distribution and Licensing Agreement, the Company is the sole manufacturer and supplier to VeriChip. The existing terms with the Company’s sole supplier of implantable microchips, Raytheon Microelectronics España, SA, expire on June 30, 2010.

Revenue recognized under the Distribution and Licensing Agreement was $0.4 million, $0.7 million, and $0.1 million for 2006, 2005, and 2004 respectively.

Amounts due from VeriChip as of December 31, 2006 and December 31, 2005 were $425,000 and $232,000, respectively.

See Note 11 for a description of the stock exchange transactions with Applied Digital.

DIGITAL ANGEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(As revised, See Notes 1 and 24)

20.	Related Party Activity (continued)

Prior to January 1, 2005 and pursuant to a mutual agreement between the Company, Applied Digital, and Verichip Corporation, amounts due from Verichip Corporation were offset against amounts the Company owed to Applied Digital for certain general and administrative services, research and development services, directors and officers insurance and expense reimbursement. Effective January 1, 2005, all amounts due from Verichip Corporation are to be paid to the Company.

21.	Summarized Quarterly Data (Unaudited)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Year
	(In thousands, except per share data)

2006
Total revenue	$15,319	$12,428	$12,400	$14,263	$54,410
Gross profit	6,606	4,866	5,249	5,770	22,491
Net loss before discontinued operations	(75)	(1,579)	(1,181)	(2,375)	(5,210)
Loss from discontinued operations	(511)	(545)	(254)	(283)	(1,593)
Net loss	(586)	(2,124)	(1,435)	(2,658)	(6,803)
Loss per share-basic and diluted:
Net loss from continuing operations	$(0.00)	$(0.04)	$(0.03)	$(0.05)	$(0.12)
Loss from discontinued operations	(0.01)	(0.01)	—	(0.01)	(0.03)
Net loss	$(0.01)	$(0.05)	$(0.03)	$(0.06)	$(0.15)
2005
Total revenue	$12,861	$14,295	$13,206	$14,188	$54,550
Gross profit	5,819	6,427	5,739	6,635	24,620
Net income (loss) before discontinued operations	158	(285)	(452)	375	(204)
Loss from discontinued operations	(651)	(605)	(532)	(7,484)	(9,272)
Net loss	(493)	(891)	(984)	(7,108)	(9,476)
Loss per share-basic and diluted:
Net income (loss) from continuing operations	$—	$(0.01)	$(0.01)	$0.01	$(0.01)
Loss from discontinued operations	(0.01)	(0.01)	(0.01)	(0.18)	(0.21)
Net loss	$(0.01)	$(0.02)	$(0.02)	$(0.16)	$(0.22)

22.	Proposed acquisition of the assets of McMurdo Ltd.

On December 14, 2006, Signature Industries Limited, or Signature, the Company’s London-based subsidiary operating in the GPS and Radio Communications segment, entered into an agreement to acquire certain assets and customer contracts of McMurdo Ltd., or McMurdo, a U.K. manufacturer of emergency location beacons, from Chemring Group PLC. Pursuant to the agreement, Signature will acquire certain assets of McMurdo’s marine electronics business, including fixed assets, inventory, customer lists, customer and supplier contracts and relations, trade and business names, and associated assets. The assets exclude certain accrued liabilities and obligations and real property, including the plant facility which Signature will have a license to occupy for a period of nine months after completion of the sale. Under the terms of the agreement, Signature will retain McMurdo’s employees related to the marine electronics business after closing the sale.

The purchase price for the assets is approximately £3,117,000 (approximately $6,106,000 USD at December 31, 2006), subject to certain adjustments, plus up to an additional deferred payment of £1,500,000

DIGITAL ANGEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(As revised, See Notes 1 and 24)

22.	Proposed acquisition of the assets of McMurdo Ltd. (continued)

(approximately $2,938,000 USD at December 31, 2006) based on sales of certain products between November 1, 2006 and October 31, 2007. The deferred payment is determined on a threshold basis with a minimum threshold, based on the invoiced value of sales during such period and payable when the parties finalize a statement of the sales. Upon signing the agreement, the Company paid £250,000 (approximately $490,000 USD at December 31, 2006) of the purchase price to McMurdo. The balance is to be paid upon closing. If the agreement is terminated or the sale is not completed, under certain circumstances McMurdo will be entitled to retain the £250,000 deposit. Under the terms of the agreement, the Company will guarantee Signature’s obligations for the deferred payment and Chemring Group Plc will guarantee McMurdo’s obligations for retained liabilities and obligations.

23.	Subsequent events

10.25% Senior Secured Debenture Financing:

On February 6, 2007, the Company entered into a securities purchase agreement pursuant to which the Company sold a 10.25% senior secured debenture in the original principal amount of $6,000,000 and a five-year warrant to purchase 699,600 shares of its common stock.

The debenture matures on February 6, 2010, but the Company may, at its option, prepay the debenture in cash at any time by paying a premium of 2% of the outstanding principal amount of the debenture. The Company is obligated to make monthly payments of principal plus accrued but unpaid interest (including default interest, if any) beginning on September 4, 2007.

The debenture is not convertible by the holder. However, the Company may, at its option but not obligation, decide to make one or more monthly payments of principal and interest with shares of the Company’s common stock instead of with cash. The Company’s decision to make a monthly payment with cash or with its shares, or a combination of both will be determined on a monthly basis. Currently, the Company anticipates making monthly payments with cash. If the Company chooses to make a monthly payment with its shares, the shares will be issued at an 8% discount to the then current market price of the shares. If an event of default or a change of control occurs, the holder has the right to require the Company to redeem the debenture for a cash amount equal to 110% of the outstanding principal plus interest.

24.	Discontinued Operations

In May 2007, the Company entered into a Stock Purchase Agreement with Newcomb Communications, Inc. (“Newcomb”) to sell 100% of the issued and outstanding shares of stock of OuterLink Corporation (“Outerlink”). OuterLink, which operated in the Company’s GPS and Radio Communications business segment, provides satellite-based mobile asset tracking and data messaging systems used to manage the deployment of aircraft and land vehicles. On July 2, 2007, the Company completed the sale of OuterLink Consideration, which is subject to certain adjustments based on OuterLink’s closing balance sheet, initially consisted of a cash payment of $800,000 and a promissory note of $200,000 which matures on December 31, 2007. In connection with the closing, the Company also executed a one-year non-competition agreement with OuterLink. Mr. Paul F. Newcomb, President of Newcomb Communications, Inc. (“Newcomb”), was the founder and President of the predecessor company to OuterLink, which the Company acquired in January 2004.

In June 2007, in connection with the Company’s planned sale of OuterLink, the Company entered into an amendment of the Securities Purchase Agreement and the Registration Rights Agreement between the Company and Imperium Master Fund, Ltd. (“Imperium”) and Gemini Master Fund, Ltd. (“Gemini,” and

DIGITAL ANGEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(As revised, See Notes 1 and 24)

24.	Discontinued Operations (continued)

together with Imperium, the “Investors”) and received a waiver letter from the Investors waiving certain of their rights under the Subsidiary Guaranty executed by OuterLink in favor of the Investors and the Security Agreement executed by the Company and OuterLink in favor of the Investors (collectively, the amendments and the waiver letter, the “OuterLink Amendments”). Pursuant to the terms of the OuterLink Amendments, the Investors consented to the sale of OuterLink, waived all existing defaults, if any, under Section 4.10(b) of the Securities Purchase Agreement, released the outstanding shares of OuterLink owned by the Company from the pledge and security interest granted to the Investors, and released OuterLink from its obligations arising under the Subsidiary Guaranty. As consideration, the Company exchanged the 699,600 existing warrants for 841,000 newly issued seven-year warrants with an exercise price of $1.701.

On April 19, 2004, the Company sold certain assets of its Medical Systems segment’s medical services business pursuant to an Asset Purchase Agreement dated April 8, 2004 by and between the Company and MedAire, Inc. Assets sold include all of the tangible and intangible intellectual property developed for the operation of the Medical Systems segment’s medical services business, pharmaceutical supplies and other inventory items, customer and supplier contracts, computer software licenses, internet website and domain name and mailing lists. The purchase price was approximately $0.4 million.

As a result of the sale of OuterLink and the medical services business, operations are included as part of the Company’s discontinued operations for all periods presented. The following discloses the operating losses from discontinued operations for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
	(In thousands)

Revenue	$2,570	$2,276	$2,180
Cost of sales	1,608	1,402	1,760

Gross profit	962	874	420
Selling, general and administrative expenses	1,181	1,850	3,097
Research and development expenses	1,375	1,331	727
Asset impairment	—	7,141	—
Other (income) expense	(1)	(1)	(188)

Loss from discontinued operations	$(1,593)	$(9,272)	$(3,216)

Earnings per common share — basic and diluted:
Loss from discontinued operations	$(0.03)	$(0.21)	$(0.10)

The results above do not include any allocated or common overhead expenses and do not reflect the gain on the sale of OuterLink, which is expected to be approximately $1.7 million, after taking into account potential future purchase price adjustments. Given the Company’s current tax status, the gain is not expected to result in a provision from income taxes due to federal and state net operating losses and carryforwards. This gain is expected to be recorded in the Company’s actual results of operations in the three months ended September 30, 2007.

DIGITAL ANGEL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(As revised, See Notes 1 and 24)

24.	Discontinued Operations (continued)

The net assets of discontinued operations as of December 31, 2006 and 2005 were comprised of the following:

	December 31,	December 31,
	2006	2005
	(In thousands)

Current assets
Cash	$2	$100
Accounts receivable	956	296
Inventory	503	188
Other current assets	874	405

Total current assets	2,335	989
Property and equipment, net	274	158
Other assets, net	257	135

Total long-term assets	531	293

Total assets	$2,866	$1,282

Current liabilities
Accounts payable	408	251
Accrued expenses and other current liabilities	270	436
Deferred revenue	1,770	1,302

Total current liabilities	2,448	1,989
Other long-term liabilities	1,060	536

Total liabilities	$3,508	$2,525

Net liabilities from discontinued operations	$642	$1,243

Schedule II-Valuation and Qualifying Accounts

Allowance for Doubtful Accounts (in thousands):

	Years Ended December 31,
	2006	2005	2004

Balance, at beginning of year	$194	$212	$205
Amount acquired through acquisition	—	10	—
Additions charged to income	18	25	16
Write-offs	(9)	(53)	(9)

Balance, at end of year	$203	$194	$212

Allowance for Excess and Obsolete Inventory (in thousands):

	Years Ended December 31,
	2006	2005	2004

Balance, at beginning of year	$1,669	$1,915	$1,821
Additions charged to income	215	419	150
Write-offs	(873)	(665)	(56)

Balance, at end of year	$1,011	$1,669	$1,915

Valuation Allowance on Deferred Tax Assets (in thousands):

	Years Ended December 31,
	2006	2005	2004

Balance, at beginning of year	$20,653	$17,889	$22,197
Amount acquired through acquisition	—	15	—
Additions charged to income	2,108	2,904	—
Other adjustments	—	(155)	(4,308)

Balance, at end of year	$22,761	$20,653	$17,889

ANNEX A

EXECUTION VERSION

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION, dated as of August 8, 2007 (the “Agreement”), by and among Digital Angel Corporation, a Delaware corporation (the “Company”), Applied Digital Solutions, Inc., a Delaware corporation (“Acquiror”) and Digital Angel Acquisition Corp., a Delaware corporation (“MergerCo”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Acquiror and the Company will enter into a business combination transaction pursuant to which MergerCo will merge with and into the Company (the “Merger”) and whereby each share of common stock, par value $.005 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than those shares owned directly or indirectly by Acquiror) will be converted into the right to receive 1.4 shares of common stock, par value $.01 per share of Acquiror, subject to adjustment as hereafter provided (the “Acquiror Common Stock”);

WHEREAS, Acquiror currently owns approximately 55.2% of the issued and outstanding Company Common Stock;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has established a special committee composed of disinterested members of the Company Board (the “Company Special Committee”) to review and evaluate the terms and conditions, and determine the advisability, of a possible business combination with Acquiror;

WHEREAS, the Company Special Committee has negotiated the terms and conditions of this Agreement on behalf of the Company and has (i) determined that the Merger is advisable, fair to, and in the best interests of, the Company and its stockholders (other than Acquiror and Acquiror’s Affiliates) and (ii) recommended the approval of this Agreement by the Company Board;

WHEREAS, the Company Board has, based upon the recommendation of the Company Special Committee, (i) determined that the Merger is advisable, fair to, and in the best interests of, the Company and its stockholders (other than Acquiror and Acquiror’s Affiliates), (ii) approved and adopted this Agreement and declared its advisability and approved the Merger and the other transactions contemplated by this Agreement and (iii) recommended the approval of this Agreement by the stockholders of the Company;

WHEREAS, the Board of Directors of Acquiror (the “Acquiror Board”) has established a special committee composed of disinterested members of the Acquiror Board (the “Acquiror Special Committee”) to review and evaluate the terms and conditions, and determine the advisability, of a possible business combination with the Company;

WHEREAS, the Acquiror Special Committee has negotiated the terms and conditions of this Agreement on behalf of Acquiror and has (i) determined that the Merger is advisable, fair to, and in the best interests of, Acquiror and its public stockholders and (ii) recommended the approval of this Agreement by the Acquiror Board;

WHEREAS, the Acquiror Board has, based upon the recommendation of the Acquiror Special Committee, (i) determined that the Merger is advisable, fair to, and in the best interests of, Acquiror and its public stockholders, (ii) approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement, (iii) approved the making of an amendment to the Acquiror Certificate in order to increase the number of authorized shares of Acquiror Common Stock and (iv) recommended that the stockholders approve the issuance of Acquiror Common Stock in connection with the Merger and the amendment of the Acquiror Certificate;

WHEREAS, for federal income tax purposes, the Merger is intended to qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”); and

WHEREAS, Acquiror, MergerCo and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE 1.

CERTAIN DEFINITIONS; INTERPRETATION

SECTION 1.1.  Certain Definitions.  The following terms are used in this Agreement with the meanings set forth below:

“Acquiror” has the meaning assigned in the preamble to this Agreement.

“Acquiror Acquisition Proposal” means an offer or proposal regarding any of the following (other than the transactions contemplated by this Agreement): (i) any merger, reorganization, consolidation, share exchange, recapitalization, business combination, liquidation, dissolution, or other similar transaction involving, or, an acquisition in any manner of, all or any significant portion of the assets or any significant equity interest of, the Acquiror or any of its material subsidiaries, in a single transaction or series of related transactions which would reasonably be expected to interfere with the completion of the Merger; or (ii) any tender offer or exchange offer for any outstanding shares of capital stock of the Acquiror or any of its material subsidiaries or the filing of a registration statement under the Securities Act in connection therewith.

“Acquiror Benefit Plans” has the meaning assigned in Section 4.3(n).

“Acquiror Board” has the meaning assigned in the preamble to this Agreement.

“Acquiror Certificate” means the Certificate of Incorporation of the Acquiror, as amended.

“Acquiror Common Stock” has the meaning assigned in the first recital of this Agreement.

“Acquiror Disclosure Schedule” has the meaning assigned in Section 4.1.

“Acquiror ERISA Affiliate” has the meaning assigned in Section 4.3(n).

“Acquiror Financial Statements” has the meaning assigned in Section 4.3(g).

“Acquiror Insurance Policies” has the meaning assigned in Section 4.3(q).

“Acquiror Preferred Stock” has the meaning assigned in Section 4.3(e).

“Acquiror SEC Documents” has the meaning assigned in Section 4.3(g).

“Acquiror Special Committee” has the meaning assigned in the preamble to this Agreement.

“Acquiror Stock” has the meaning assigned in Section 4.3(e).

“Acquiror Stockholders Meeting” has the meaning assigned in Section 5.5(a).

“Acquiror Stock Options” has the meaning assigned in Section 4.3(e).

“Acquiror Warrants” has the meaning assigned in Section 4.3(e).

“Acquisition Proposal” has the meaning assigned in Section 5.3(b).

“Affiliate,” means, with respect to any specified person, any other person, directly or indirectly controlling, controlled by or under common control with such specified person. For purposes of this definition, “control” when used in connection with any specified person means the power to direct the management or policies of such person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise; and the terms “controlling” and “controlled” have correlative meanings to the foregoing.

“Agreement” means this Agreement, as amended or modified from time to time in accordance with Section 8.2.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by law to close in New York, New York.

“Certificate of Merger” has the meaning assigned in Section 2.2.

“Closing” has the meaning assigned in Section 2.2.

“Closing Date” has the meaning assigned in Section 2.2.

“Code” has the meaning assigned in the preamble to this Agreement.

“Common Stock Exchange Ratio” has the meaning assigned in Section 3.1(c).

“Company” has the meaning assigned in the preamble to this Agreement.

“Company Affiliate” has the meaning assigned in Section 5.14(a).

“Company Benefit Plans” has the meaning assigned in Section 4.2(o).

“Company Board” has the meaning assigned in the preamble to this Agreement.

“Company Bylaws” means the Bylaws of the Company, as amended.

“Company Certificate” means the Certificate of Incorporation of the Company, as amended.

“Company Common Stock” has the meaning assigned in the first recital of this Agreement.

“Company Disclosure Schedule” has the meaning assigned in Section 4.1.

“Company ERISA Affiliate” has the meaning assigned in Section 4.2(o).

“Company Financial Statements” has the meaning assigned in Section 4.2(g).

“Company Insurance Policies” has the meaning assigned in Section 4.2(r).

“Company License Agreements” has the meaning assigned in Section 4.2(q).

“Company Preferred Stock” has the meaning assigned in Section 4.2(e).

“Company Reports” has the meaning assigned in Section 4.2(j).

“Company Restricted Share Right” has the meaning assigned in Section 3.3(c).

“Company SEC Documents” has the meaning assigned in Section 4.2(g).

“Company Special Committee” has the meaning assigned in the preamble to this Agreement.

“Company Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.

“Company Stockholders Meeting” has the meaning assigned in Section 5.4.

“Company Stock Option” has the meaning assigned in Section 3.3(a).

“Company Stock Plan” means the Medical Advisory Systems, Inc. Amended and Restated Employee and Director Stock Option Plan and the Amended and Restated Digital Angel Corporation Transition Stock Option Plan.

“Company Warrant” has the meaning assigned in Section 3.3(b).

“Continuing Employees” means employees of the Company or any Subsidiary immediately before the Effective Time who continue as employees of Acquiror, the Surviving Corporation or any other Affiliate of Acquiror.

“Contract” means, with respect to any person, any agreement, indenture, undertaking, debt instrument, contract, contractual obligation, lease or other commitment to which such person or any of its Subsidiaries is a party or by which any of them is bound or to which any of their properties is subject.

“Converted Company Restricted Share Right” has the meaning assigned in Section 3.3(c).

“Converted Company Stock Option” has the meaning assigned in Section 3.3(a).

“Converted Company Warrant” has the meaning assigned in Section 3.3(b).

“Current Policy” has the meaning assigned in Section 5.12(e).

“DGCL” has the meaning assigned in the first recital of this Agreement.

“Effective Date” means the date on which the Effective Time occurs.

“Effective Time” has the meaning assigned in Section 2.2.

“Environmental Laws” means any federal, state or local law, regulation, permit, or authorization relating to: (1) the protection or restoration of the environment, health or safety (in each case as relating to the environment) or natural resources, or (2) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” has the meaning assigned in Section 3.4(a).

“Exchange Fund” has the meaning assigned in Section 3.4(a).

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any court, administrative agency or commission, self- regulatory organization or other foreign, federal, state or local governmental authority or instrumentality.

“Hazardous Substances” means any hazardous or toxic substance or waste defined and regulated as such under Environmental Laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act or the federal Resource Conservation and Recovery Act, as well as petroleum.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnified Parties” has the meaning assigned in Section 5.12(a).

“IRS” means the Internal Revenue Service.

“Joint Proxy Statement/Prospectus” has the meaning assigned in Section 5.6(a).

“Knowledge” means, (i) with respect to the Company, the actual knowledge after reasonable inquiry of the Company’s chief executive officer, general counsel or, as of the date hereof only, the immediately preceding chief executive officer, and, (ii) with respect to Acquiror, the actual knowledge after reasonable inquiry of the Acquiror’s chief executive officer or chief financial officer.

“Liens” means any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance.

“Litigation” means all material litigation, proceedings, investigations or controversies before any court, arbitrator, mediator or Governmental Authority.

“Material Adverse Effect” means with respect to Acquiror, the Company, or the Surviving Corporation, respectively, any change, effect, event or occurrence that, individually or in the aggregate, has a material adverse effect on the financial position, results of operations, assets, properties, or business of Acquiror and its subsidiaries, taken as a whole, the Company and its subsidiaries, taken as a whole, or the Surviving Corporation and its subsidiaries, taken as a whole, as the case may be; provided that “Material Adverse Effect” shall not be deemed to include the effects of (i) any change in the trading prices of Company Common Stock or Acquiror Common Stock between the date hereof and the Effective Time, (ii) any changes in GAAP that affect generally entities such as the Company or the Acquiror, (iii) general business or economic conditions or from general changes or developments affecting the industries in which the Company or the Acquiror operate in areas where the Company or the Acquiror does business directly or through its Subsidiaries, except to the extent that any such change has a disproportionate impact on the Company or its Subsidiaries or Acquiror or its Subsidiaries or (iv) the announcement of this Agreement or the consummation of the transactions contemplated hereby, including compliance with the covenants set forth herein, or any action taken or omitted to be taken by (x) the Company at the written request or with the prior written consent of Acquiror or MergerCo or (y) Acquiror or MergerCo at the written request or with the prior written consent of the Company.

“Merger” has the meaning assigned in the first recital of this Agreement.

“MergerCo” has the meaning assigned in the preamble to this Agreement.

“Merger Consideration” has the meaning assigned in Section 3.1(c).

“NASDAQ” means the NASDAQ Stock Market, LLC.

“Permitted Liens” means (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate Proceedings, (b) Liens arising under workers’ compensation, unemployment insurance, social security, retirement and similar legislation, (c) other statutory liens securing payments not yet due including builder, mechanic, warehousemen, materialmen, contractor, landlord, workmen, repairmen, and carrier Liens, (d) purchase money Liens and Liens securing rental payments under capital lease arrangements entered into in the ordinary course of business or necessary to meet production or other requirements for the fulfillment of customer contracts or orders, and (e) mortgages, or deeds of trust, security interests or other encumbrances on title related to indebtedness reflected on the consolidated financial statements of the Company.

“Person” means and includes an individual, bank, partnership, joint venture, limited liability company, corporation, trust, unincorporated organization and government or any department or agency thereof.

“Proceeding” means any claim, action, arbitration, audit, contest, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted, or heard by or before or otherwise involving, any court, administrative agency, other Governmental Authority or arbitrator.

“Recommendation” has the meaning assigned in Section 5.4(b).

“Registration Statement” has the meaning assigned in Section 5.6(a).

“Representatives” has the meaning assigned in Section 5.3(a).

“Requisite Certificate Vote” means the affirmative vote of holders of shares of the Acquiror Common Stock necessary to effectuate the amendment of the Acquiror Certificate pursuant to the laws of Delaware and the Acquiror Certificate.

“Requisite Stockholder Vote” means in the case of the Company, the affirmative vote of holders of shares of the Company Common Stock necessary to effectuate the Merger pursuant to the laws of Delaware and the Company’s certificate of incorporation, as well as the affirmative vote of the holders of a majority of the shares of Company Common Stock not held by Acquiror or Acquiror’s Affiliates, and in the case of Acquiror, the affirmative vote of the holders of a majority of the total shares of Acquiror Common Stock cast at the Acquiror Stockholders Meeting.

“Rights” means, with respect to any person, securities or obligations convertible into or exercisable or exchangeable for, or giving any person any right to subscribe for, redeem or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such person.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Securities Laws” means, collectively, the Securities Act, the Exchange Act, the Investment Advisors Act, the Investment Company Act and any state securities and “blue sky” laws.

“Series A Preferred Stock” has the meaning assigned Section 4.2(e).

“Share” has the meaning assigned in Section 3.1(c).

“Software” has the meaning assigned in Section 4.2(q).

“Subsidiary” means (1) when referring to subsidiaries of Acquiror: Computer Equity Corporation, Government Telecommunications, Inc., Pacific Decision Sciences Corporation, Perimeter Acquisition Corp., and Thermo Life Energy Corp.; and (2) when referring to subsidiaries of the Company: Digital Angel Holdings, LLC, Digital Angel Technology Corporation, Digital Angel International, Inc., Signature Industries Limited, DSD Holding A/S, Fearing Manufacturing Co., Inc. and Timely Technology Corporation. Notwithstanding the foregoing, Acquiror’s Subsidiaries shall include VeriChip Corporation and InfoTech USA, Inc. for purposes of Sections 4.3(b), 4.3(f), 4.3(g), 4.3(h), 4.3(i), 4.3(j), 4.3(k), 5.2(a), 5.2(b), 5.9 and 5.10 hereof.

“Subsidiary SEC Documents” means, since December 31, 2004, the reports, registrations, and statements filed by VeriChip Corporation and InfoTech USA, Inc. with the SEC under the Securities Act, or under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including, but not limited to Annual Reports on Form 10-K, Form 10-Q, Form 8-K, registration statements, definitive proxy statements, and information statements.

“Superior Proposal” has the meaning assigned in Section 5.3(c).

“Surviving Corporation” has the meaning assigned in Section 2.1.

“Tax Opinion” has the meaning assigned in Section 6.1(f).

“Taxes” means all federal, state, local and foreign taxes, levies or other assessments imposed by any taxing authority, however denominated, including, without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, and custom duties, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority.

“Tax Returns” means, collectively, all returns, declarations, reports, estimates, information returns and statements required to be filed under federal, state, local or any foreign tax laws.

“Trademarks” has the meaning assigned in Section 4.2(q).

“Trade Secrets” has the meaning assigned in Section 4.2(q).

“WARN” has the meaning assigned in Section 4.2(n).

SECTION 1.2.  Interpretation.  When a reference is made in this Agreement to Recitals, Sections, Annexes or Schedules, such reference shall be to a Recital or Section of, or Annex or Schedule to, this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” No rule against the draftsperson shall be applied in connection with the interpretation or enforcement of this Agreement. Whenever this Agreement shall require a party to take an action, such requirement shall be deemed to constitute an undertaking by such party to cause its Subsidiaries also to take such action.

ARTICLE 2.

THE MERGER

SECTION 2.1.  The Merger.  Upon the terms and subject to the conditions hereof, at the Effective Time and in accordance with the provisions of the DGCL, MergerCo shall be merged with and into the Company, whereupon the separate corporate existence of MergerCo shall cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”). From and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, immunities, powers and franchises, of a public as well as a private nature, of the Company and MergerCo and be subject to all the liabilities, obligations and duties of the Company and MergerCo, all as more fully described in the DGCL.

SECTION 2.2.  Closing; Effective Time.  Unless this Agreement has been terminated pursuant to Article 7 and subject to the satisfaction or, when permissible, waiver of the conditions set forth in Article 6, the closing of the Merger (the “Closing”) shall take place at the offices of Holland & Knight LLP in Fort Lauderdale, Florida, as soon as practicable but in no event later than 3:00 p.m. EST time on the fourth Business Day after the date on which each of the conditions set forth in Article 6 has been satisfied or waived or at such other place, at such other time or on such other date as MergerCo and the Company may mutually agree. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.” At the Closing, MergerCo and the Company shall cause a certificate of merger for the Merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in the form required by and executed in accordance with the applicable provisions of the DGCL. The Merger shall become effective as of the date and time of such filing or such other time after such filings as the parties hereto shall agree to in the Certificate of Merger (the “Effective Time”).

SECTION 2.3.  Certificate of Incorporation.  At the Effective Time, the Company Certificate shall continue as in effect immediately prior to the Effective Time until thereafter amended in accordance with the terms thereof and the DGCL.

SECTION 2.4.  Bylaws.  At the Effective Time, the Company Bylaws shall be amended and restated to be identical to the bylaws of MergerCo, as in effect immediately prior to the Effective Time until thereafter amended in accordance with the terms thereof, the certificate of incorporation of the Surviving Corporation and the DGCL.

SECTION 2.5.  Directors and Officers.  The directors and officers of the Company immediately prior to the Effective Time shall become, from and after the Effective Time, the directors and officers of the Surviving Corporation, until their respective successors are duly elected or appointed in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and the DGCL, or until such person’s earlier death, resignation or removal.

SECTION 2.6.  Further Assurances.  At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or MergerCo, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or MergerCo, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

SECTION 2.7.  Effect of the Merger.  From and after the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and MergerCo shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and MergerCo shall, by operation of law, become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

ARTICLE 3.

CONVERSION OF SHARES; STOCKHOLDER APPROVAL

SECTION 3.1.  Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Acquiror, MergerCo or the holders of any of the following securities:

(a) Capital Stock of MergerCo.  Each share of common stock, par value $0.01 per share, of MergerCo issued and outstanding immediately prior to the Effective Time shall be canceled and shall be converted automatically into one share of common stock of the Surviving Corporation. Such shares will constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b) Treasury Stock and Acquiror-Owned Stock.  Each share of Company Common Stock or right to acquire Company Common Stock that is owned or controlled by the Company, Acquiror or any subsidiary of Acquiror shall automatically be canceled, retired and shall cease to exist without payment of any consideration thereof and without any conversion thereof.

(c) Conversion of Company Common Stock.  Except as otherwise provided in Section 3.1(b), each issued and outstanding share of Company Common Stock (each, a “Share”) shall be converted into and represent the right to receive, and will be exchangeable for, 1.4 shares (the “Common Stock Exchange Ratio”) of validly issued, fully paid and nonassessable shares of Acquiror Common Stock, subject to adjustment pursuant to Section 3.2 (the “Merger Consideration”).

(d) Appraisal Rights.  The parties hereto agree that, in accordance with Section 262 of the DGCL, in connection with the Merger no appraisal rights will be available to holders of shares of the Company Common Stock.

SECTION 3.2.  Adjustment of Merger Consideration.  If, after the date of this Agreement, but prior to the Effective Time, the shares of Acquiror Common Stock issued and outstanding shall, through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in the capitalization of Acquiror (regardless of the method of effectuation of any of the foregoing, including by way of a merger or otherwise), increase or decrease in number or be changed into or exchanged for a different kind or number of securities, then the applicable Merger Consideration shall be appropriately adjusted to provide the holders of Company Stock the same economic effect as contemplated by this Agreement prior to such event.

SECTION 3.3.  Treatment of Options, Warrants and Restricted Stock.

(a) Options.  Each of the then outstanding stock options, if any, to purchase shares of Company Common Stock (each, a “Company Stock Option”) issued by the Company pursuant to any Company Stock Plan, and any non-plan options to acquire shares of Company Common Stock issued by the Company pursuant to an option agreement or otherwise issued by the Company, will, by virtue of the Merger, and without any further action on the part of any holder thereof, be converted into an option (a “Converted Company Stock Option”) to purchase that number of shares of Acquiror Common Stock determined by multiplying the number of shares of Company Common Stock subject to such Company Stock Option at the Effective Time by the Common Stock Exchange Ratio, at an exercise price per share of Acquiror Common Stock equal to the exercise price per share of such Company Stock Option immediately prior to the Effective Time divided by the Common Stock Exchange Ratio, rounded up to the nearest whole cent. If the foregoing calculation results in a Converted Company Stock Option being exercisable for a fraction of a share of Acquiror Common Stock, then the number of shares of Acquiror Common Stock subject to such option will be rounded up to the nearest whole number of shares. The terms and conditions of each Converted Company Stock Option will otherwise remain as set forth in the Company Stock Option converted into such Converted Company Stock Option. Notwithstanding anything herein to the contrary, the adjustment provided for in this Section 3.3(a) with respect to all options will be and is intended to be effected in a manner that is consistent with Section 424(a) of the Code and, to the extent applicable, Q&A-18(d) of Notice 2005-1.

(b) Warrants.  Each of the then outstanding warrants, if any, to purchase shares of Company Common Stock (each, a “Company Warrant”) will, by virtue of the Merger, and without any further action on the part of any holder thereof, be converted into a warrant (a “Converted Company Warrant”) to purchase that number of shares of Acquiror Common Stock determined by multiplying the number of shares of Company Common Stock subject to such Company Warrant at the Effective Time by the Common Stock Exchange Ratio, at an exercise price per share of Acquiror Common Stock equal to the exercise price per share of such Company Warrant immediately prior to the Effective Time divided by the Common Stock Exchange Ratio, rounded up to the nearest whole cent. If the foregoing calculation results in a Converted Company Warrant being exercisable for a fraction of a share of Acquiror Common Stock, then the number of shares of Acquiror Common Stock subject to such warrant will be rounded up to the nearest whole number of shares. The terms and conditions of each Converted Company Warrant will otherwise remain as set forth in the Company Warrant converted into such Converted Company Warrant. Notwithstanding anything herein to the contrary, the adjustment provided for in this Section 3.3(b) with respect to all warrants will be and is intended to be effected in a manner that is consistent with Section 424(a) of the Code and, to the extent applicable, Q&A-18(d) of Notice 2005-1.

(c) Restricted Stock.  Each right to receive a share of restricted stock of the Company (each, a “Company Restricted Share Right”), if any, will, by virtue of the Merger, and without any further action on the part of any holder thereof, be converted into a right to receive that number of restricted shares of the Acquiror (the “Converted Company Restricted Share Right”) determined by multiplying the number of such Company Restricted Share Rights by the Common Stock Exchange Ratio. Except as set forth on Section 3.3(c) of the Company Disclosure Schedule, the terms and restrictions applicable to each Converted Company Restricted Share Right will otherwise remain as set forth in the applicable restricted share agreement.

SECTION 3.4.  Payment for Company Stock.

(a) Exchange Agent.  Not less than three Business Days prior to the Closing Date, Acquiror shall designate a bank or trust company reasonably acceptable to the Company to act as exchange agent in connection with the Merger (the “Exchange Agent”) for the purpose of exchanging certificates that immediately prior to the Effective Time represented shares of Company Stock and shares of Company Common Stock represented by book-entry for the applicable Merger Consideration. At or prior to the Effective Time, Acquiror shall deposit with the Exchange Agent, for the benefit of the holders of Company Stock, certificates or, at Acquiror’s option, evidence of shares in book-entry form, representing shares of Acquiror Common Stock in such denominations as the Exchange Agent may reasonably specify. Such certificates (or evidence of book-entry form, as the case may be) for shares of Acquiror Common Stock so deposited, together with any dividends or distributions with respect thereto, are hereinafter referred to as the “Exchange Fund.”

(b) Exchange.

(1) As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall cause to be mailed to each record holder, as of the Effective Time, of shares of Company Stock, (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates shall pass, only upon proper delivery of the certificates to the Exchange Agent or, in the case of book-entry shares, upon adherence to the procedures set forth in the letter of transmittal) and (ii) instructions for use of the letter of transmittal in effecting the surrender of the certificates or, in the case of book-entry shares, the surrender of such shares, for payment of the applicable Merger Consideration therefor.

(2) In effecting the payment and delivery of the applicable Merger Consideration in respect of Shares entitled to the applicable Merger Consideration pursuant to Section 3.1, upon the surrender of such Shares (whether in certificate or book-entry form), the Exchange Agent shall deliver the number of whole shares of Acquiror Common Stock represented by such holder’s properly surrendered certificates or book-entry shares, as applicable, that such Shares are entitled to receive as Merger

Consideration in accordance with this Article 3. Upon such delivery, such Shares so surrendered shall forthwith be canceled.

(3) If Acquiror Common Stock is to be remitted to a Person other than that in which the certificate for Shares surrendered for exchange is registered, it shall be a condition of such delivery: (a) that the certificate so surrendered shall be properly endorsed, with signature guaranteed or otherwise in proper form for transfer, and (b) the Person requesting such delivery shall pay to the Exchange Agent any transfer or other taxes required by reason of the delivery to a Person, other than that of the registered holder of the certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not applicable.

(4) Until surrendered in accordance with the provisions of this Section 3.4, each certificate or book-entry share, shall, after the Effective Time, represent for all purposes only the right to receive upon such surrender, the applicable Merger Consideration applicable thereto, without any interest thereon, subject to any required withholding Taxes, the delivery of which shall be deemed to be the satisfaction in full of all rights pertaining to the shares of Company Stock exchanged in the Merger.

(5) The stock transfer books of the Company shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of shares of Company Stock thereafter on the records of the Company. On or after the Effective Time, any certificates or book-entry shares presented to the Exchange Agent or the Surviving Corporation for any reason shall be cancelled and exchanged into the applicable Merger Consideration with respect to the shares of Company Stock formerly represented thereby.

(c) No Issuance of Fractional Shares.  No certificate or scrip representing fractional Acquiror Common Stock shall be issued upon the surrender of certificates or book-entry shares formerly representing Company Stock or otherwise in the Merger, and in lieu thereof, any fractional Acquiror Common Stock shall be rounded up to the nearest whole share of Acquiror Common Stock; provided that, prior to applying the preceding sentence with respect to any holder of Company Stock, all Company Stock held by such holder shall be aggregated, taking into account all certificates and book- entry shares formerly representing Company Stock delivered by such holder and the aggregate number of Company Stock represented thereby, and after giving effect to the exercise of any Company Stock Options or Company Warrants to be exercised by such holder in connection with the Closing.

(d) Lost Certificates.  If any certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and, if required by Acquiror, the posting by such Person of a bond in such reasonable amount as Acquiror may direct as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed certificate the applicable Merger Consideration with respect to the Shares formerly represented thereby, pursuant to this Agreement.

(e) Distributions With Respect to Unexchanged Shares.  No dividends or other distributions with respect to shares of Acquiror Common Stock issuable with respect to the shares of Company Stock shall be paid to the holder of any unsurrendered certificates or book-entry shares until those certificates or book-entry shares are surrendered as provided in this Article 3. Upon surrender, there shall be issued and/or paid to the holder of the shares of Acquiror Common Stock issued in exchange therefor, without interest, (i) at the time of surrender, the dividends or other distributions payable with respect to those shares of Acquiror Common Stock with a record date on or after the date of the Effective Time and a payment date on or prior to the date of this surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to those shares of Acquiror Common Stock with a record date on or after the date of the Effective Time but with a payment date subsequent to surrender.

(f) Termination of Exchange Fund.  Any portion of the Exchange Fund which remains undistributed to the stockholders of the Company for eighteen months after the Effective Time shall be delivered to

Acquiror, upon demand, and any holders of Shares prior to the Merger who have not theretofore complied with Article 3 shall thereafter look only to Acquiror for payment and delivery of the Merger Consideration, for unexchanged Shares to which such holders may be entitled.

(g) No Liability.  None of Acquiror, MergerCo, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(h) Withholding.  Acquiror and the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Acquiror or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Stock in respect of which such deduction and withholding was made by Acquiror or the Exchange Agent.

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES OF
THE COMPANY, ACQUIROR AND MERGERCO

SECTION 4.1.  Disclosure Schedules.  On or prior to the date hereof, the Company has delivered to Acquiror a schedule setting forth, among other things, items the disclosure of which is necessary or appropriate either: (i) in response to an express informational requirement contained in or requested by a provision hereof, or (ii) as an exception to one or more representations or warranties contained in Section 4.2 or to one or more of its covenants contained in Article 5 (the “Company Disclosure Schedule”). On or prior to the date hereof, Acquiror has delivered to the Company, a schedule setting forth, among other things, items the disclosure of which is necessary or appropriate either: (i) in response to an express informational requirement contained in or requested by a provision hereof, or (ii) as an exception to one or more representations or warranties contained in Section 4.3 or to one or more of its covenants contained in Article 5 (the “Acquiror Disclosure Schedule”). The mere inclusion of an item in either the Company Disclosure Schedule or the Acquiror Disclosure Schedule as an exception to a representation or warranty or covenant shall not be deemed an admission by a party that such item (or any undisclosed item or information of comparable or greater significance) represents a material exception or fact, event or circumstance with respect to the Company, Acquiror or MergerCo, respectively.

SECTION 4.2.  Representations and Warranties of the Company.  Except as set forth in the Company Disclosure Schedule or as set forth in the Company SEC Documents, the Company hereby represents and warrants to Acquiror and MergerCo as follows:

(a) Organization, Standing and Authority.  The Company is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware, and is duly qualified or licensed to do business and is in good standing in all jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified or licensed, except for those jurisdictions in which failure to do so has not, or could not reasonably be expected to have a Material Adverse Effect.

(b) Corporate Power.  The Company and each of its Subsidiaries has the corporate, partnership or other business association power and authority to carry on its business as it is now being conducted and to own or lease all its properties and assets.

(c) Corporate Authority and Action.

(1) The Company has the requisite corporate power and authority necessary to authorize the execution and delivery of, and performance of its obligations under, this Agreement and, subject to receipt of the Requisite Stockholder Vote to approve and adopt this Agreement and the Merger, to consummate the transactions contemplated by this Agreement. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Company Board (with the approval of the Company Special Committee). This Agreement has been duly executed and delivered by the Company and is a valid and legally binding obligation of the Company, enforceable in accordance with its terms, subject only to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability related to or affecting creditors’ rights and to general principles of equity.

(2) The Company Special Committee has (i) determined that the Merger is advisable, fair to and in the best interests of Company’s stockholders (other than Acquiror and Acquiror’s Affiliates) and (ii) recommended that the Company Board approve this Agreement.

(3) The Company Board, based on the recommendation of the Company Special Committee, has (i) determined that the Merger is advisable, fair to and in the best interests of Company’s stockholders, (ii) approved this Agreement and (iii) recommended that the stockholders of the Company adopt this Agreement and approve the Merger.

(d) Regulatory Filings; Consents; No Defaults.

(1) No consents, approvals, orders or authorizations of, or filings, registrations, declarations or qualifications with, any Governmental Authority are required to be made or obtained by the Company in connection with the execution, delivery or performance by the Company of this Agreement, or to consummate the Merger, except for: (A) those required under the HSR Act, if any; (B) the filing and declaration of effectiveness of the Registration Statement and the Joint Proxy Statement/Prospectus and compliance with the Exchange or Securities Act; and (C) the filing of Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business. As of the date hereof, the Company has no Knowledge of any reason why the approvals of all Governmental Authorities necessary to permit consummation of the transactions contemplated by this Agreement will not be received.

(2) Subject to the Requisite Stockholder Vote of the Company, no consent by or approval or authorization of or notice to any other Person (other than a Governmental Authority) is required, whether under any material license or other material Contract or otherwise.

(3) Subject to the Requisite Stockholder Vote of the Company, the receipt of the approvals and consents referred to in Sections 4.2(d)(1) and 4.2(d)(2), the expiration of applicable waiting periods and the making of required filings under Securities Laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not: (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies, any right of termination (with or without the giving of notice, passage of time or both) or any put or call right under, any law, rule or regulation or any judgment, decree, order, governmental or nongovernmental permit or license, or Contract of the Company or of any of its Subsidiaries or to which the Company or any of its Subsidiaries or its or their properties is subject or bound, (B) constitute a breach or violation of, or a default under, the Company Certificate or the Company Bylaws or similar governing documents of any of its Subsidiaries, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental or nongovernmental permit or license or Contract, except, in the case of clauses (A), (B) and (C), for any such conflict, violation, breach, default, loss, right, consent or approval or other occurrence which would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(e) Company Stock.  The authorized capital stock of the Company consists of: (i) 95,000,000 shares of Company Common Stock, (ii) 900,000 shares of undesignated preferred stock, par value $1.75 per share, and (iii) 100,000 shares of Series A Preferred Stock, par value $1.75 per share (the “Series A Preferred Stock”) (the undesignated and Series A Preferred Stock are collectively referred to herein as the

“Company Preferred Stock”). As of August 7, 2007, (a) 44,641,388 shares of Company Common Stock were issued and outstanding, (b) no shares of Company Preferred Stock were issued and outstanding, (c) 18,195,312 shares of Company Common Stock were reserved for issuance under the Company Stock Plans, (d) 1,500,000 shares of Company Common Stock were reserved for issuance under stock options granted outside of the Company Stock Plans, (e) 1,370,763 shares of Company Common Stock were reserved for issuance under Company Warrants, and (f) 378,100 shares of Company Common Stock were held in treasury. The outstanding shares of Company Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any subscriptive or preemptive rights). As of the date hereof, other than the Company Stock Options and the Company Warrants, there are no shares of Company Common Stock authorized and reserved for issuance, the Company does not have any Rights issued or outstanding with respect to Company Stock, and the Company does not have any commitment to authorize, issue or sell any Company Stock or Rights, except pursuant to this Agreement. Section 4.2(e) of the Company Disclosure Schedule sets forth a list of the holders of outstanding Company Stock Options and Company Warrants, the date that each such Company Stock Option or Company Warrant was granted, the number of shares of Company Common Stock subject to each such Company Stock Option or Company Warrant, the vesting schedule and expiration date of each such Company Stock Option or Company Warrant and the price at which each such Company Stock Option or Company Warrant may be exercised.

(f) Subsidiaries.  Set forth in Section 4.2(f) of the Company Disclosure Schedule is a list of all of the Company’s direct and indirect subsidiaries, including the states or countries in which such subsidiaries are organized, a brief description of such subsidiaries’ principal activities, and if any of such subsidiaries is not wholly-owned by the Company or one of its subsidiaries, the percentage owned by the Company or any such subsidiary and the names and percentage ownership by any other Person. No equity securities of any of the Company’s subsidiaries are or may become required to be issued, transferred or otherwise disposed of (other than to the Company or a wholly- owned subsidiary of the Company) by reason of any Rights with respect thereto. There are no Contracts by which any of the Company’s Subsidiaries is or may be bound to sell or otherwise issue any shares of its capital stock, and there are no Contracts relating to the rights or obligations of the Company to vote or to dispose of such shares. All of the shares of capital stock of each of the Company’s Subsidiaries are fully paid and nonassessable and subject to no subscriptive or preemptive rights or Rights and are owned by the Company or a Company subsidiary free and clear of any Liens. Each of the Company’s Subsidiaries has been duly organized, is validly existing and in good standing under the laws of the jurisdiction in which it is organized and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified except where the failure to do so has not, or could not reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries have respected all corporate formalities of, and the Company is not liable for the debts and obligations of its Subsidiaries.

(g) SEC Documents, Financial Statements.

(1) Since December 31, 2004, the Company has filed all reports, registrations, and statements it was required to file with the SEC under the Securities Act, or under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including, but not limited to the Company’s Annual Reports on Form 10-K, Forms 10-Q, Form 8-K, registration statements, definitive proxy statements, and information statements (collectively, the “Company SEC Documents”). The Company has provided or made available via EDGAR to Acquiror copies of the Company SEC Documents, each in the form (including exhibits and any amendments thereto) filed with the SEC (or, if not so filed, in the form used or circulated). As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement) each of the Company SEC Documents, including the financial statements, exhibits and schedules thereto, filed or circulated prior to the date hereof complied (and each of the Company SEC Documents filed prior to the Merger will comply) as to form with applicable Securities Laws and did not (or in the case of reports, statements, or circulars filed after the date of this Agreement, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(2) Each of the Company’s consolidated statements of financial condition or balance sheets included in or incorporated by reference into the Company SEC Documents, including the related notes and schedules, fairly presented (or, in the case of Company SEC Documents filed after the date of this Agreement, will fairly present) the consolidated financial condition of the Company and its Subsidiaries as of the date of such statement of financial condition or balance sheet and each of the consolidated statements of income, cash flows and changes in stockholders’ equity included in or incorporated by reference into Company SEC Documents, including any related notes and schedules (collectively, the foregoing financial statements and related notes and schedules are referred to as the “Company Financial Statements”), fairly presented (or, in the case of Company SEC Documents filed prior to the Merger, will fairly present) the consolidated results of operations, cash flows and stockholders’ equity, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments), in each case in accordance with GAAP consistently applied during the periods involved (except as may be noted therein and except that such unaudited statements include no notes).

(3) Except as disclosed in the Company Financial Statements, none of the Company or any of its Subsidiaries has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of the Company and its consolidated subsidiaries or in the notes thereto, other than liabilities or obligations incurred in the ordinary course of business consistent with past practice since the date of the most recent financial statements included in the Company SEC Documents.

(h) Absence of Certain Changes.  Since December 31, 2006, the business of the Company and its Subsidiaries has been conducted in the ordinary and usual course, consistent with past practice, and there has not been:

(1) any event, occurrence, development or state of circumstances or facts which has had or is reasonably likely to have a Material Adverse Effect on the Company and any of its Subsidiaries;

(2) any amendment of any term of any outstanding security of the Company or any of its Subsidiaries or to the Company or any of its Subsidiaries’ certificate of incorporation or bylaws (or similar governing documents);

(3) any (A) incurrence, assumption or guarantee by the Company or any of its Subsidiaries of any indebtedness for borrowed money, or (B) assumption, guarantee, endorsement or otherwise by the Company of any obligations of any other Person, in each case, other than in the ordinary and usual course of business consistent with past practices;

(4) any creation or assumption by the Company or any of its Subsidiaries of any Lien on any material asset other than in the ordinary and usual course of business consistent with past practices, other than a Permitted Lien;

(5) prior to or on the date hereof, any making of any loan by the Company and any of its Subsidiaries in excess of $100,000, or aggregate loans in excess of $250,000, advance or capital contributions to or investment in any Person, in each case, other than in the ordinary and usual course of business consistent with past practices;

(6) any material change in any accounting policies or practices by the Company or any of its Subsidiaries except as required by GAAP; or

(7) any (A) employment, deferred compensation, severance, retirement or other similar agreement entered into with any director, officer, consultant, partner or employee of the Company or any of its Subsidiaries (or any amendment to any such existing agreement), (B) grant or agree to grant any severance or termination pay to any director, officer, consultant, partner or employee of the

Company or any of its Subsidiaries, or (C) change in compensation or other benefits payable to any director, officer, consultant, partner or employee of the Company or any of its Subsidiaries, except, in each case, in the ordinary course of business, or as required by Contract or applicable law with respect to employees of the Company or any of its Subsidiaries.

(i) Contracts.

(1) Set forth on Section 4.2(i) of the Company Disclosure Schedule is a listing of each of the following material executory Contracts to which either the Company or any of its Subsidiaries is a party, or by which any of them is bound or to which any of their properties is subject:

(A) any lease of real property;

(B) any partnership, joint venture or other similar agreement or arrangement, or any options or rights to acquire from any Person any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of such Person, in each case, entered into other than in the ordinary course of business;

(C) any agreement relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise);

(D) any indenture, mortgage, promissory note, loan agreement, guarantee or other agreement or commitment, outstanding as of the date hereof, for the borrowing of money by the Company or one of its Subsidiaries (other than inter-company obligations) or the deferred purchase price of property in excess of $100,000 (in either case, whether incurred, assumed, guaranteed or secured by any asset);

(E) any agreement in force as of the date hereof that creates future payment obligations in excess of $100,000 in the aggregate and which by its terms does not terminate or is not terminable without penalty upon notice of 90 days or less;

(F) any license, franchise or similar agreement material to the Company or any of its Subsidiaries or any agreement relating to any trade name or intellectual property right that is material to the Company or any of its Subsidiaries on a consolidated basis;

(G) any exclusive dealing agreement or any agreement that limits the freedom of the Company or any of its Subsidiaries to compete in any line of business or with any Person or in any area or that would so limit their freedom after the Effective Date;

(H) any compensation, employment, severance, supplemental retirement or other similar agreement or arrangement with any employee or former employee of, or independent contractor with respect to, the Company or any of its Subsidiaries in excess of $50,000;

(I) any severance, separation, change of control or other payments or any other “change of control” provision under any and all severance, separation, change of control, retention, and salary continuation plans, programs, agreements or arrangements of the Company, in connection with the consummation of the Merger (other than the acceleration of any vesting of Company Stock Options); and

(J) any other Contract that is a “material contract” as defined in Item 601(b)(10) of SEC Regulation S-K and that has not been filed prior to the date hereof as an exhibit to the Company’s SEC Documents.

(2) Each Contract that has been, or is required to be, set forth in Section 4.2(i) of the Company Disclosure Schedule is a valid and binding agreement of the Company or one or more of its Subsidiaries, as the case may be, and is in full force and effect, and the Company or its Subsidiaries that are parties thereto are not in default or breach in any material respect under the terms of any such Contract.

(3) Neither the Company nor any of its Subsidiaries is a party to or is bound by any Contract that would prevent, materially delay or materially impede the Company’s ability to consummate the Merger or the other transactions contemplated by this Agreement.

(j) Compliance with Laws.  Each of the Company and its Subsidiaries:

(1) is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to the conduct of its businesses or to the employees conducting such businesses;

(2) has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and are current and, to the Company’s Knowledge, no suspension or cancellation of any of them is threatened or is reasonably likely and all such filings, applications and registrations are current;

(3) has received, since January 1, 2005, no written notification or communication (or, to the Knowledge of the Company, any other communication) from any Governmental Authority (A) asserting non-compliance with any of the statutes, regulations, rules or ordinances of such Governmental Authority, (B) threatening any material penalty or to revoke any license, franchise, permit, or governmental authorization, (C) requiring any of them (including any of the Company’s or its Subsidiaries’ directors or controlling persons) to enter into a cease and desist order, agreement, or memorandum of understanding (or requiring the board of directors thereof to adopt any resolution or policy), or (D) restricting or disqualifying their activities;

(4) is not aware of any pending or threatened investigation, review or disciplinary Proceedings by any Governmental Authority against the Company, any of its Subsidiaries or any officer, director or employee thereof;

(5) in the conduct of its business with respect to employee benefit plans subject to Title I of ERISA, has not (A) breached any applicable fiduciary duty under Part 4 of Title I of ERISA which would subject it to material liability under Sections 405 or 409 of ERISA or (B) engaged in a “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975(c) of the Code which would subject it to material liability or Taxes under Sections 409 or 502(i) of ERISA or Section 4975(a) of the Code;

(6) since January 1, 2005, has timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed under any applicable law, regulation or rule, with any applicable Governmental Authority (the “Company Reports”). As of their respective dates, the Company Reports complied with the applicable statutes, rules, regulations and orders enforced or promulgated by the regulatory authority with which they were filed.

(k) Properties.  Except as may be reflected in the Company’s Financial Statements dated before the date hereof, the Company and its Subsidiaries have good and marketable title, free and clear of all Liens (other than Permitted Liens) to all of the material properties and assets, tangible or intangible, reflected in such financial statements as being owned by the Company and its Subsidiaries as of the dates thereof. To the Company’s Knowledge, all buildings and all the material fixtures, equipment, and other property and assets held under leases or subleases by any of the Company and its Subsidiaries are held under valid leases or subleases, enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and to general principles of equity). Set forth in Section 4.2(k) of the Company Disclosure Schedule is a list of any and all real estate owned or leased by it or a Company Subsidiary as of the date hereof. Except to the extent such securities are pledged in the ordinary course of business consistent with prudent business practices to secure obligations of each of the Company or any of its Subsidiaries, each of the Company and its Subsidiaries has good and marketable title to all securities held by it, free and clear of any Lien. Such securities are valued on the books of the Company or its Subsidiaries in accordance with GAAP.

(l) Taxes.

(1) The Company and each of its Subsidiaries have timely filed in a complete and correct manner all Tax Returns that they were required to file, other than any Tax Returns the failure to complete correctly or to file would not, individually or in the aggregate, have a Material Adverse Effect. The Company and each of its Subsidiaries have paid all Taxes due, other than Taxes adequate reserves for which have been made in the Company’s financial statements and Taxes the failure to pay would not, individually or in the aggregate, have a Material Adverse Effect.

(2) There are no claims or assessments pending against the Company or any of its Subsidiaries for any alleged deficiency in any Tax, and neither the Company nor any of its Subsidiaries has been notified in writing of any proposed Tax claims or assessments against the Company or any of its Subsidiaries (other than, in each case, claims or assessments for which adequate reserves in the Company financial statements have been established and claims or assessments which would not, individually or in the aggregate, have a Material Adverse Effect).

(3) There are no Liens on any of the assets or properties of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, except for statutory liens for current Taxes not yet due and payable (and except for Liens which would not, individually or in the aggregate, have a Material Adverse Effect).

(4) Neither the Company nor any of its Subsidiaries (x) is bound by any Tax allocation or Tax sharing agreement with a Person other than Acquiror which applies to U.S. federal or state income Taxes, or (y) has any liabilities under any Tax allocation or Tax sharing agreement (except for any liabilities which would not, individually or in the aggregate, have a Material Adverse Effect).

(5) Neither the Company nor any of its Subsidiaries has participated in a listed transaction within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(6) No currently effective waivers of statutes of limitations (excluding such statutes that relate to any years currently under examination by the IRS) have been given by or requested with respect to any Taxes of the Company or any of its Subsidiaries.

(7) Each of the Company and its Subsidiaries has paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith and have not been finally determined.

(8) The federal and state income Tax Returns of the Company and its Subsidiaries have been examined by the IRS or the relevant state taxing authorities, as the case may be, through December 31, 2002. The federal income Tax Returns of the Company and its Subsidiaries for the fiscal year ended December 31, 2001 and for all fiscal years prior thereto are, for purposes of routine audit by the IRS, closed because of the statute of limitations, and no claims for additional Taxes for such fiscal years are pending. There are no audits by, or disputes pending between the Company or any of its Subsidiaries and, any taxing authority of which the Company or any of its Subsidiaries has received written notice, or claims asserted in writing by any taxing authority for, Taxes or assessments upon the Company or any of its Subsidiaries. In addition, other than either (i) amounts the failure to withhold or pay, or (ii) Tax Returns the failure to complete correctly or to file, would not individually or in the aggregate have a Material Adverse Effect, (A) proper and accurate amounts have been withheld by the Company and its Subsidiaries from their employees for all prior periods in compliance with the Tax withholding provisions of applicable federal, state and local laws and (B) federal, state and local Tax Returns that are complete and accurate have been filed by the Company and its Subsidiaries for all periods for which Tax Returns were due with respect to income

Tax withholding, Social Security and unemployment Taxes. The amounts shown on such federal, state or local Tax Returns to be due and payable have been paid in full.

(9) Neither the Company nor any of its Subsidiaries has been required to include in income any adjustment pursuant to Section 481 of the Code or otherwise by reason of a voluntary change in accounting method initiated by the Company or any of its Subsidiaries, and the IRS has not initiated or proposed any such adjustment or change in accounting method.

(m) Litigation.  There is no Litigation before any court, arbitrator, mediator or Governmental Authority that has been or would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole pending against the Company or any of its Subsidiaries, and, to the Company’s Knowledge, no such Litigation has been threatened.

(n) Employees; Labor Matters.

(1) Each of the Company and its Subsidiaries is in compliance in all material respects with all currently applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including any such laws respecting employment discrimination, harassment, disability rights or benefits, equal opportunity, plant closure issues, affirmative action, workers’ compensation, employee benefits, severance payments, labor relations, employee leave issues, wage and hour standards, occupational safety and health requirements and unemployment insurance and related matters. None of the Company or any of its Subsidiaries is engaged in any unfair labor practice and there is no unfair labor practice complaint pending or threatened against the Company or any of its Subsidiaries before the National Labor Relations Board. There are no charges or complaints against the Company or any of its Subsidiaries pending or threatened in writing alleging sexual or other harassment, or other discrimination or improper employment practices, by the Company, any of its Subsidiaries or by any of their employees, agents or representatives.

(2) Neither the Company nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement, Contract or other agreement or understanding with any labor union or organization, nor has it agreed to recognize any union or other collective bargaining unit, nor has any union or other collective bargaining unit been certified, or is seeking certification, as representing any of the employees of the Company or any of its Subsidiaries.

(3) The Company and its Subsidiaries are and have been in substantial compliance with all notice and other requirements under the Worker Adjustment and Retaining Notification (“WARN”) or similar state statute. None of the employees of the Company or its Subsidiaries have suffered an “employment loss” (as defined in WARN) during the 90- day period prior to the execution of this Agreement.

(o) Employee Benefit Plans.

(1) Set forth in Section 4.2(o) of the Company Disclosure Schedule is a complete list of each employee or director benefit plan, arrangement or agreement, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or material fringe benefit plan, program or agreement that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries, or with respect to which the Company has or reasonably could incur any liability, for the benefit of current or former employees or directors or their beneficiaries (the “Company Benefit Plans”).

(2) The Company has heretofore made available to Acquiror (A) true and complete copies of each of the Company Benefit Plans (or written explanations of any unwritten Company Benefit Plans) as in effect on the date hereof and amendments thereto, including summary plan descriptions; (B) the three most recent Annual Reports (Form 5500 Series) and accompanying schedules, if any;

and (C) the most recent determination or opinion letter from the IRS (if applicable) for such Company Benefit Plan.

(3) With respect to each Company Benefit Plan, the Company and its Subsidiaries have complied, and are now in compliance, in all material respects with all provisions of ERISA, the Code and all laws and regulations applicable to such Company Benefit Plans and each Company Benefit Plan has been administered in all material respects in accordance with its terms. The IRS has issued a favorable determination or opinion letter with respect to each Company Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code that has not been revoked, and, to the Knowledge of the Company, no circumstances exist and no events have occurred that could reasonably be expected to adversely affect the qualified status of any such plan or the related trust (except for changes in applicable law for which the remedial amendment period has not yet expired). No Company Benefit Plan is intended to meet the requirements of Code Section 501(c)(9).

(4) All contributions required to be made by the Company to any Company Benefit Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been reflected on the Company Financial Statements. Each Company Benefit Plan, if any, that is an employee welfare benefit plan under Section 3(1) of ERISA is either (A) funded through an insurance company Contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (B) unfunded.

(5) There is no pending or, to the Knowledge of the Company, threatened Litigation relating to the Company Benefit Plans. Neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any Company Benefit Plan that would subject the Company or any of its Subsidiaries to a material tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(6) No Company Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, and neither the Company nor any of its Subsidiaries has contributed or been obligated to contribute to a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a plan that has two or more contributing, but unrelated, sponsors and that is subject to Title IV of ERISA at any time on or after December 31, 1994. No liability under Subtitle C or D of Title IV of ERISA has been or is reasonably expected to be incurred by the Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001 of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (a “Company ERISA Affiliate”). No notice of a “reportable event,” within the meaning of Section 4043 of ERISA, for which the 30-day reporting requirement has not been waived has been required to be filed for any Company Benefit Plan or, to the Knowledge of the Company, by any Company ERISA Affiliate. Neither the Company nor any of its Subsidiaries or Company ERISA Affiliates has provided, or is required to provide, security to any Company Benefit Plan or any single-employer plan of a Company ERISA Affiliate.

(7) Neither the Company nor any of its Subsidiaries has any obligation for retiree health, life or other welfare benefits, except for benefits and coverage required by applicable law, including, without limitation, Section 4980B of the Code and Part 6 of Title I of ERISA. There are no restrictions on the rights of the Company or any of its Subsidiaries to amend or terminate any such plan (other than reasonable and customary advance notice and consent requirements and administrative expenses) without incurring any material liability thereunder.

(8) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either standing alone or in conjunction with any other event) will (A) except as to the Persons listed in the Company Disclosure Schedule, result in any payment

(including severance, unemployment compensation, “excess parachute” (within the meaning of Section 4999 of the Code), forgiveness of indebtedness or otherwise) becoming due to any director or any employee of the Company or any of its Subsidiaries under any Company Benefit Plan, (B) increase any benefits otherwise payable under any Company Benefit Plan, (C) result in any acceleration of the time of payment or vesting of any such benefit, or (D) affect in any way the ability to amend, terminate, merge or administer any Company Benefit Plan.

(9) The Company does not maintain a Company Benefit Plan or other arrangement that is subject to Section 409A of the Code, and each Company Benefit Plan that is a nonqualified deferred compensation plan subject to Section 409A of the Code has been operated and administered in good faith compliance with Section 409A of the Code since January 1, 2005.

(10) The Company has not granted any awards intended to constitute performance-based compensation not subject to the deduction limit under Section 162(m) of the Code.

(p) Environmental Matters.  The Company and its Subsidiaries have complied in all material respects with applicable Environmental Laws; no property (including buildings and any other structures) currently owned or operated by the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries (whether as fiduciary or otherwise) has a Lien, is being or, to the Company’s Knowledge, has been contaminated with, or has had any release of, any Hazardous Substance in such form or substance so as to create any material liability for the Company or any of its Subsidiaries; the Company and any of its Subsidiaries are not subject to material liability for any Hazardous Substance disposal or contamination on any other third-party property; within the last six years, the Company and any of its Subsidiaries have not received any written notice, demand letter, claim or request for information alleging any violation of, or liability of the Company or any of its Subsidiaries under, any Environmental Law; the Company and any of its Subsidiaries are not subject to any written order, decree, injunction or other agreement with any Governmental Authority or any third party relating to any Environmental Law; the Company and any of its Subsidiaries are not aware of or do not have any Knowledge of any facts that could lead to liability for handling or disposal of Hazardous Substances involving the Company or any of its Subsidiaries, any currently owned or operated property (whether as fiduciary or otherwise), or any reasonably likely liability related to any Lien held by the Company or any of its Subsidiaries; and the Company and any of its Subsidiaries have made available to Acquiror copies of all environmental reports, studies, sampling data, correspondence, filings and other environmental information in its possession or reasonably available to it relating to the Company or any of its Subsidiaries or any currently or formerly owned or operated property or any property in which the Company or any of its Subsidiaries (whether as fiduciary or otherwise) has held a Lien.

(q) Intellectual Property.

(1) The Company and its Subsidiaries have a valid right to use all trademarks, service marks, trade names, Internet domain names, designs, slogans, trade dress and general intangibles of like nature (collectively, “Trademarks”); Software (as defined below); technology; trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, and methodologies (collectively, “Trade Secrets”) used in the Company’s and each Subsidiary’s business as currently conducted, except where failure to do so would not constitute a Material Adverse Effect. The Company or its Subsidiaries either (i) own or have the right to use all patents, Trademarks, and copyrights necessary for the conduct of the Company’s and each of its Subsidiaries’ businesses as currently conducted, except where the failure to do so would not constitute a Material Adverse Effect, and/or (ii) are validly licensed under third-party patents, Trademarks and copyrights necessary for the same. As used in this Agreement, the term “Intellectual Property” means patents, copyrights, Trademarks, applications for any of the foregoing, and Trade Secrets; the term “Company License Agreements” means any license agreements granting any right to use or practice any rights under any Intellectual Property (except for such agreements for software already installed by the manufacturer before purchase on computers purchased by the Company, shrink-wrap or click-wrap software or other off-the- shelf products that are generally available for less than $10,000), and any written settlements relating to any Intellectual Property, to which the Company or any of its Subsidiaries is a party or otherwise bound; and the term “Software” means any and all computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code.

(2) Schedule 4.2(q)(2) sets forth, for the Intellectual Property owned and maintained by the Company and its Subsidiaries, a complete and accurate list of all U.S. and foreign (1) patents and patent applications; (2) issued and pending Trademark registrations (including Internet domain name registrations) and applications and material unregistered Trademarks; and (3) copyright registrations and applications, indicating for each, the applicable jurisdiction, registration number (or application number), date issued (or date filed) and current status. Schedule 4.2(q)(2) sets forth a complete and accurate list of all third party Software that is incorporated in any Software sold, licensed, leased or otherwise distributed by or used in the course of rendering services offered by the Company or any of its Subsidiaries, indicating for each the title and owner/licensor of the Software.

(3) The Intellectual Property owned by the Company and its Subsidiaries is free and clear of all Liens.

(4) The patents, Trademarks and Trade Secrets listed on Schedule 4.2(q)(2) are owned by the Company or a Subsidiary and are valid and enforceable, in full force and effect, and have not been canceled, expired, or abandoned. The Intellectual Property (other than patents) owned by the Company or any of its Subsidiaries is valid and enforceable, in full force and effect, and to the extent such Intellectual Property is the subject of a registration or application (as described in Section 4.2(q)(2)), such Intellectual Property is subsisting and has not been canceled, expired, or abandoned. There is no pending or, to the Knowledge of the Company, threatened opposition, interference or cancellation Proceeding before any court or registration authority in any jurisdiction against any of the items listed in Schedule 4.2(q)(2), or, to the Knowledge of the Company, against any Intellectual Property licensed to the Company or its Subsidiaries.

(5) The conduct of the Company’s and its Subsidiaries’ business as currently conducted, to the Company’s Knowledge, does not infringe upon any Intellectual Property rights owned or controlled by any third party (either directly or indirectly such as through contributory infringement or inducement to infringe). Schedule 4.2(q)(5) lists all U.S. and foreign patents concerning which: (i) the Company has obtained or requested written opinion of counsel; or (ii) the Company has received written allegation or notice of infringement or license offer outside the ordinary course of business. There are no claims or suits pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received any notice of a third party claim or suit against the Company or any of its Subsidiaries (1) alleging that its past or present activities, products, services or the conduct of its businesses infringes or has infringed upon, violates, or constitutes the unauthorized use of the Intellectual Property rights of any third party or (2) challenging the ownership, use, validity or enforceability of any Intellectual Property.

(6) There are no settlements, forbearances to sue, consents, judgments, or orders or similar obligations to which the Company or any of its Subsidiaries is bound which (1) restrict the Company’s or its Subsidiaries’ rights to use any Intellectual Property, (2) restrict the Company’s or its Subsidiaries’ business in order to accommodate a third party’s Intellectual Property, or (3) permit third parties to use any Intellectual Property owned by the Company or any of its Subsidiaries. The Company and its Subsidiaries have not licensed or sublicensed their rights in any material Intellectual Property other than pursuant to the Company License Agreements, and no royalties, honoraria or other fees are payable by the Company or its Subsidiaries for the use of or right to use any Intellectual Property licensed to the Company or its Subsidiaries, except pursuant to the Company License Agreements. The Company License Agreements are valid and binding obligations of all parties thereto, enforceable in accordance with their terms subject only to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity. There exists no event or condition which will result in a material violation or breach of, or constitute (with or without due notice or lapse of time or both) a default by the Company or any other party under any such Company License Agreement.

(7) To the Company’s Knowledge, no Trade Secret of the Company or its Subsidiaries has been disclosed or authorized to be disclosed to any third party other than pursuant to a non-disclosure agreement that protects the Company and the applicable Subsidiary’s proprietary interests in and to such Trade Secrets. Neither the Company nor, to the Knowledge of the Company, any other party to any non-disclosure agreement relating to the Company’s Trade Secrets is in breach or default thereof.

(8) To the Knowledge of the Company, no third party is misappropriating, infringing, diluting, or violating any Intellectual Property owned by the Company or any of its Subsidiaries and no such claims have been brought or threatened against any third party by the Company or any of its Subsidiaries.

(9) The consummation of the transactions contemplated hereby will not result in the loss or impairment of the Company’s or any of its Subsidiaries’ right to own or use any of the Intellectual Property, nor will require the consent of any Governmental Authority or third party in respect of any such Intellectual Property.

(10) Schedule 4.2(q)(10) lists all Software sold, licensed, leased or otherwise distributed by or used in the services offered by the Company or any of its Subsidiaries to any third party, and identifies which Software is sold, licensed, leased, or otherwise distributed, or used, as the case may be. With respect to the Software set forth in Schedule 4.2(q)(10) which the Company or any of its Subsidiaries purports to own, such Software was either developed (1) by employees of the Company or any of its Subsidiaries within the scope of their employment; or (2) by independent contractors who have unconditionally assigned all of their rights in such Software and all copyrights in such Software to the Company or any of its Subsidiaries pursuant to written agreements.

(11) The Company and each of its Subsidiaries have all requisite licenses to use any shrink-wrap or click-wrap software, other off-the- shelf products, or any other Software used by any of them in connection with their business, and neither the Company nor any Subsidiary is using any such products or Software where all requisite consideration has not been paid for the use thereof. To the Company’s Knowledge, neither the Company nor any of its Subsidiaries is in violation of any applicable law or any Contract or other agreement, arrangement or understanding regarding or in connection with such products or Software, and neither the Company nor any of its Subsidiaries has any payment obligations or other actual or potential liabilities related to or in connection with such products or Software.

(r) Insurance.  The Company has provided to Acquiror a list of all of the material insurance policies, binders, or bonds maintained by the Company or its Subsidiaries (“Company Insurance Policies”). The Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company or its Subsidiaries reasonably determined to be prudent in accordance with industry practices. All of the Company Insurance Policies are in full force and effect; the Company and its Subsidiaries are not in material default thereunder; and all material claims thereunder have been filed in due and timely fashion.

(s) Brokers.  No action has been taken by the Company or any Subsidiary that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement, excluding the fees to be paid by the Company to Seven Hills Partners LLC in amounts and on terms set forth in Section 4.2(s) of the Company Disclosure Schedule.

(t) Tax Treatment.  As of the date hereof, the Company has no reason to believe that the Merger will not qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

(u) No Illegal Payments, Etc.  None of the Company or any of its Subsidiaries, nor any of their directors, officers, employees or agents, has (a) directly or indirectly given or agreed to give any illegal gift, contribution, payment or similar benefit to any supplier, customer, governmental official or employee or other Person who was, is or may be in a position to help or hinder the Company or any of its Subsidiaries (or assist in connection with any actual or proposed transaction) or made or agreed to make any illegal contribution, or reimbursed any illegal political gift or contribution made by any other Person, to any candidate for federal, state, local or foreign public office (i) which might subject any of the Company and its Subsidiaries to any damage or penalty in any civil, criminal or governmental Litigation or Proceeding or (ii) the non-continuation of which, in the case of (i) and (ii), has had or might have, individually or in the aggregate, a Material Adverse Effect or (b) established or maintained any unrecorded fund or asset or made any false entries on any books or records for any purpose.

(v) Joint Proxy Statement/Prospectus and Registration Statement.  None of the information supplied or to be supplied by the Company in writing specifically for inclusion in or incorporation by reference into, and which is included in or incorporated by reference into, (i) the Registration Statement or any amendment or supplement thereto will, at the respective times such documents are filed, and, in the case of the Registration Statement or any amendment or supplement thereto, when the same becomes effective, at the time of the Company Stockholders Meeting, the Acquiror Stockholders Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement/Prospectus or any other documents filed or to be filed with the SEC or any other Governmental Authority in connection with the transactions contemplated hereby, will, at the respective times such documents are filed and, in the case of the Joint Proxy Statement/Prospectus or any amendment or supplement thereto, at the time of mailing to stockholders of the Company and Acquiror and at the times of the Company Stockholders Meeting and Acquiror Stockholders Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or necessary to correct any statement made in any earlier communication. For this purpose, any such information included in or incorporated by reference into any such document relating to the Company will be deemed to have been so supplied in writing specifically for inclusion or incorporation therein if such document was available for review by the Company or its counsel a reasonable time before such document was filed (but the foregoing will not be the exclusive manner in which it may be established that such information was so supplied). The Registration Statement and the Joint Proxy Statement/Prospectus will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder.

SECTION 4.3.  Representations and Warranties of Acquiror and MergerCo.  Except as set forth in the Acquiror Disclosure Schedule, Acquiror SEC Documents or Subsidiary SEC Documents, each of Acquiror and MergerCo, as the case may be, hereby represents and warrants to the Company as follows:

(a) Organization, Standing and Authority.  Each of Acquiror and MergerCo is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and is duly qualified or licensed to do business and is in good standing in all jurisdictions where ownership or leasing of property or assets or the conduct of business requires either to be so qualified or licensed, except for those jurisdictions in which failure to do so has not, or could not reasonably be expected to have a Material Adverse Effect.

(b) Corporate Power.  Acquiror and each of its Subsidiaries has the corporate, partnership or other business association power and authority to carry on its business as it is now being conducted and to own or lease all its properties and assets.

(c) Corporate Authority.

(1) Each of Acquiror and MergerCo has the requisite corporate power and authority necessary to authorize the execution and delivery of, and performance of its obligations under, this Agreement and, subject to receipt of the Requisite Stockholder Vote, to consummate the transactions contemplated by this Agreement. The execution, delivery and performance by Acquiror of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Acquiror Board (with the approval of the Acquiror Special Committee). This Agreement has been duly executed and delivered by Acquiror and MergerCo and is a valid and legally binding obligation of each of Acquiror and MergerCo, enforceable in accordance with its terms, subject only to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability related to or affecting creditors’ rights and to general principles of equity.

(2) The Acquiror Special Committee has (i) determined that the Merger is advisable, fair to and in the best interests of Acquiror and Acquiror’s public stockholders and (ii) recommended that the Acquiror Board approve (x) this Agreement and (y) an amendment to the Acquiror Certificate to increase the number of authorized shares of Acquiror Common Stock.

(3) The Acquiror Board, based on the recommendation of the Acquiror Special Committee, has (i) determined that the Merger is advisable, fair to and in the best interests of Acquiror and Acquiror’s public stockholders, (ii) approved (x) this Agreement and (y) an amendment to the Acquiror Certificate to increase the number of authorized shares of Acquiror Common Stock, and (iii) recommended that the stockholders of Acquiror approve the issuance of Acquiror Common Stock in connection with the Merger and the amendment to the Acquiror Certificate.

(d) Regulatory Filings; Consents; No Defaults.

(1) No consents, approvals, orders or authorizations of, or filings, registrations, declarations or qualifications with, any Governmental Authority are required to be made or obtained by Acquiror in connection with the execution, delivery or performance by Acquiror and MergerCo of this Agreement, or to consummate the Merger, except for: (A) those required under the HSR Act, if any; (B) the filing and declaration of effectiveness of the Registration Statement and the Joint Proxy Statement/Prospectus and compliance with the Exchange or Securities Act; (C) approval of the listing on the NASDAQ of the shares of Acquiror Common Stock to be issued as Merger Consideration; (D) the filing of an amendment to Acquiror’s certificate of incorporation with the Secretary of State of the State of Delaware to increase the number of authorized shares of Acquiror Common Stock; and (E) the filing of a Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business. As of the date hereof, Acquiror has no Knowledge of any reason why the approvals of all Governmental Authorities necessary to permit consummation of the transactions contemplated by this Agreement will not be received.

(2) Subject to the Requisite Stockholder Vote of Acquiror, no consent by or approval or authorization of or notice to any other Person (other than a Governmental Authority) is required, whether under any material license or other material Contract or otherwise.

(3) Subject to the Requisite Stockholder Vote of Acquiror, the receipt of the approvals and consents referred to in Section 4.3(d)(1) and 4.3(d)(2), the expiration of applicable waiting periods and the making of all required filings under Securities Laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not: (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies, any right of termination (with or without the giving of notice, passage of time or both) or any put or call right under, any law, rule or regulation or any judgment, decree, order, governmental or nongovernmental permit or license, or Contract of Acquiror or of any of its Subsidiaries or to which Acquiror or any of its Subsidiaries or its or their properties is subject or bound, (B) constitute a breach or violation of, or a default under, the certificate of incorporation or bylaws (or similar governing documents) of Acquiror or of any of its Subsidiaries, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental or nongovernmental permit or license or Contract, except, in the case of clauses (A), (B) and (C), for any such conflict, violation, breach, default, loss, right, consent or approval or other occurrence which would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(e) Acquiror Stock.  As of the date of this Agreement, the authorized capital stock of Acquiror consists of 130,000,000 shares of capital stock, of which 125,000,000 shares are designated as Acquiror Common Stock, and 5,000,000 shares of preferred stock (the “Acquiror Preferred Stock” and together with the Acquiror Common Stock, the “Acquiror Stock”). As of the Effective Date, the authorized capital stock of Acquiror will consist of 165,000,000 shares of capital stock, of which 160,000,000 shares are designated as Acquiror Common Stock, and 5,000,000 shares of Acquiror Preferred Stock. As of August 7, 2007, (a) 70,444,085 shares of Acquiror Common Stock were issued and outstanding, (b) no shares of Acquiror Preferred Stock were issued and outstanding, (c) 6,631,702 shares of Acquiror Common Stock were reserved for issuance upon the exercise of options issued or issuable under Acquiror’s 2003 Flexible Stock Plan, 1999 Flexible Stock Plan, 1996 Non-Qualified Stock Option Plan and 1999 Employee Stock Purchase Plan, eXI Wireless, Inc. 2000 Share Option Plan, as amended, Digital Angel.net Inc. Stock Option Plan and 225,000 shares of Acquiror Common Stock reserved for issuance of stock options granted outside of the Acquiror Stock Plans (the “Acquiror Stock Options”), (d) 4,229,154 shares of Acquiror Common Stock were reserved for issuance under outstanding warrants to purchase Acquiror Common Stock, excluding shares that may be issued due to anti-dilution provisions (the “Acquiror Warrants”), and (e) 100,296 shares of Acquiror Common Stock were held in treasury. The outstanding shares of Acquiror Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive or anti-dilution rights (and were not issued in violation of any subscriptive or preemptive rights). As of the date hereof, other than the Acquiror Stock Options, the Acquiror Warrants and 426,781 shares to be issued pursuant to the terms of certain settlement and employment agreements, there are no shares of Acquiror Common Stock authorized and reserved for issuance, Acquiror does not have any Rights issued or outstanding with respect to Acquiror Stock, and Acquiror does not have any commitment to authorize, issue or sell any Acquiror Stock or Rights as a result of this Agreement or otherwise, except pursuant to this Agreement. Section 4.3(e) of the Acquiror Disclosure Schedule sets forth a list of the holders of outstanding Acquiror Stock Options, Acquiror restricted stock grants and Acquiror Warrants, the date that each such Acquiror Stock Option, Acquiror restricted stock grant or Acquiror Warrant was granted, the number of shares of Acquiror Common Stock subject to each such Acquiror Stock Option, Acquiror restricted stock grant or Acquiror Warrant, the vesting schedule of each such Acquiror Stock Option, Acquiror restricted stock grant or Acquiror Warrant and the price at which each such Acquiror Stock Option or Acquiror Warrant may be exercised.

(f) Subsidiaries.  Set forth in Section 4.3(f) of the Acquiror Disclosure Schedule is a list of all its direct and indirect subsidiaries, including the states in which such subsidiaries are organized, a brief description of such subsidiaries’ principal activities, and with respect to Acquiror’s subsidiaries that are not publicly traded, if any of such subsidiaries is not wholly-owned by Acquiror or one of its subsidiaries, the percentage owned by Acquiror or any such subsidiary and the names and percentage ownership by any other Person and with respect to VeriChip Corporation, the percentage owned by Acquiror as of the date of this Agreement. No equity securities of any of Acquiror’s subsidiaries are or may become required to be issued, transferred or otherwise disposed of (other than to Acquiror or a wholly-owned subsidiary of Acquiror) by reason of any Rights with respect thereto. There are no Contracts by which any of Acquiror’s Subsidiaries is or may be bound to sell or otherwise issue any shares of its capital stock, and there are no Contracts relating to the rights or obligations of Acquiror to vote or to dispose of such shares. All of the shares of capital stock of each of Acquiror’s subsidiaries are fully paid and nonassessable and subject to no subscriptive or preemptive rights or Rights and are owned by Acquiror or an Acquiror Subsidiary free and clear of any Liens. Each of Acquiror’s Subsidiaries has been duly organized, is validly existing and in good standing under the laws of the jurisdiction in which it is organized, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified except where failure to do so has not, or could not reasonably be expected to have a Material Adverse Effect. Acquiror and its Subsidiaries have respected all corporate formalities of, and Acquiror is not liable for the debts and obligations of its Subsidiaries. Acquiror has continuously owned all of the outstanding capital stock of MergerCo since the initial issuance by MergerCo of its capital stock.

(g) SEC Documents; Financial Statements.

(1) Since December 31, 2004, Acquiror and its Subsidiaries have filed all reports, registrations, and statements they were required to file with the SEC under the Securities Act, or under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including, but not limited to Acquiror’s Annual Reports on Form 10-K, Forms 10-Q, Form 8-K, registration statements, definitive proxy statements, and information statements (collectively, the “Acquiror SEC Documents” which for purposes of clarity includes Subsidiary SEC Documents). Acquiror has provided or made available via EDGAR to the Company copies of the Acquiror SEC Documents, each in the form (including exhibits and any amendments thereto) filed with the SEC (or, if not so filed, in the form used or circulated). As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement) each of the Acquiror SEC Documents, including the financial statements, exhibits, and schedules thereto, filed or circulated prior to the date hereof complied (and each of the Acquiror SEC Documents filed prior to the Merger will comply) as to form with applicable Securities Laws and did not (or, in the case of reports, statements, or circulars filed after the date of this Agreement, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(2) Each of Acquiror’s and Acquiror’s Subsidiaries’ consolidated and separate financial statements or balance sheets included in or incorporated by reference into the Acquiror SEC Documents, including the related notes and schedules, fairly presented (or, in the case of Acquiror SEC Documents filed after the date of this Agreement, will fairly present) the consolidated and separate financial condition of Acquiror and its Subsidiaries as of the date of such statement of financial condition or balance sheet and each of the consolidated and separate statements of income, cash flows and changes in stockholders’ equity included in or incorporated by reference into the Acquiror SEC Documents, including any related notes and schedules (collectively, the foregoing financial statements and related notes and schedules are referred to as the “Acquiror Financial Statements”), fairly presented (or, in the case of Acquiror SEC Documents filed prior to the Merger, will fairly present) the separate and consolidated results of operations, cash flows and stockholders’ equity, as the case may be, of Acquiror and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments), in each case in accordance with GAAP consistently applied during the periods involved (except as may be noted therein and except that such unaudited statements include no notes).

(3) Except as disclosed in the Acquiror Financial Statements, none of Acquiror or any of its Subsidiaries has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of Acquiror and its consolidated subsidiaries or in the notes thereto, other than liabilities or obligations incurred in the ordinary course of business consistent with past practice since the date of the most recent financial statements included in the Acquiror SEC Documents.

(h) Absence of Certain Changes.  Since December 31, 2006, the business of Acquiror and its Subsidiaries has been conducted in the ordinary and usual course, consistent with past practice, and there has not been:

(1) any event, occurrence, development or state of circumstances or facts which has had or is reasonably likely to have a Material Adverse Effect on Acquiror and any of its Subsidiaries;

(2) any amendment of any term of any outstanding security of Acquiror or any of its Subsidiaries or to Acquiror’s or any of its Subsidiaries’ certificate of incorporation or bylaws (or similar governing documents);

(3) any (A) incurrence, assumption or guarantee by Acquiror or any of its Subsidiaries of any indebtedness for borrowed money, or (B) assumption, guarantee, endorsement or otherwise by Acquiror of any obligations of any other Person, in each case, other than in the ordinary and usual course of business consistent with past practices;

(4) any creation or assumption by Acquiror or any of its Subsidiaries of any Lien on any material asset other than in the ordinary and usual course of business consistent with past practices, other than a Permitted Lien;

(5) prior to or on the date hereof, any making of any loan by Acquiror and any of its Subsidiaries in excess of $100,000, or aggregate loans in excess of $250,000, advance or capital contributions to or investment in any Person, in each case, other than in the ordinary and usual course of business consistent with past practices;

(6) any material change in any accounting policies or practices by Acquiror or any of its Subsidiaries except as required by GAAP; or

(7) any (A) employment, deferred compensation, severance, retirement or other similar agreement entered into with any director, officer, consultant, partner or employee of Acquiror or any of its Subsidiaries (or any amendment to any such existing agreement), (B) grant or agree to grant any severance or termination pay to any director, officer, consultant, partner or employee of Acquiror or any of its Subsidiaries, or (C) change in compensation or other benefits payable to any director, officer, consultant, partner or employee of Acquiror or any of its Subsidiaries, except, in each case, in the ordinary course of business, or as required by Contract or applicable law with respect to employees of Acquiror or any of its Subsidiaries.

(i) Contracts.

(1) Set forth on Section 4.3(i) of the Acquiror Disclosure Schedule is a listing of each of the following material executory Contracts to which either Acquiror or any of its Subsidiaries is a party, or by which any of them is bound or to which any of their properties is subject:

(A) any lease of real property;

(B) any partnership, joint venture or other similar agreement or arrangement, or any options or rights to acquire from any Person any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of such Person, in each case, entered into other than in the ordinary course of business;

(C) any agreement relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise);

(D) any indenture, mortgage, promissory note, loan agreement, guarantee or other agreement or commitment, outstanding as of the date hereof, for the borrowing of money by Acquiror or one of its Subsidiaries or the deferred purchase price of property in excess of $100,000 (in either case, whether incurred, assumed, guaranteed or secured by any asset);

(E) any agreement in force as of the date hereof that creates future payment obligations in excess of $100,000 in the aggregate and which by its terms does not terminate or is not terminable without penalty upon notice of 90 days or less;

(F) any license, franchise or similar agreement material to Acquiror or any of its Subsidiaries or any agreement relating to any trade name or intellectual property right that is material to Acquiror or any of its Subsidiaries on a consolidated basis;

(G) any exclusive dealing agreement or any agreement that limits the freedom of Acquiror or any of its Subsidiaries to compete in any line of business or with any Person or in any area or that would so limit their freedom after the Effective Date;

(H) any compensation, employment, severance, supplemental retirement or other similar agreement or arrangement with any employee or former employee of, or independent contractor with respect to, Acquiror or any of its Subsidiaries in excess of $50,000;

(I) any severance, separation, change of control or other payments or any other “change of control” provision under any and all severance, separation, change of control, retention, and salary continuation plans, programs, agreements or arrangements of Acquiror, in connection with the consummation of the Merger (other than the acceleration of any vesting of Acquiror Stock Options); and

(J) any other Contract that is a “material contract” as defined in Item 601(b)(10) of SEC Regulation S-K and that has not been filed prior to the date hereof as an exhibit to Acquiror’s SEC Documents.

(2) Each Contract that has been, or is required to be, set forth in Section 4.3(i) of the Acquiror Disclosure Schedule is a valid and binding agreement of Acquiror or one or more of its Subsidiaries, as the case may be, and is in full force and effect, and Acquiror or its Subsidiaries that are parties thereto are not in default or breach in any material respect under the terms of any such Contract.

(3) Neither Acquiror nor any of its Subsidiaries is a party to or is bound by any Contract that would prevent, materially delay or materially impede Acquiror’s ability to consummate the Merger or the other transactions contemplated by this Agreement.

(j) Litigation.  There is no Litigation before any court, arbitrator, mediator or Governmental Authority that has been or would reasonably be expected to be material to Acquiror and its Subsidiaries taken as a whole pending against Acquiror or any of its Subsidiaries, and, to Acquiror’s Knowledge, no such Litigation has been threatened.

(k) Compliance with Laws.  Each of Acquiror and its Subsidiaries:

(1) is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to the conduct of its businesses or to the employees conducting such businesses;

(2) has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and are current and, to Acquiror’s Knowledge, no suspension or cancellation of any of them is threatened or is reasonably likely and all such filings, applications and registrations are current;

(3) has received, since January 1, 2005, no written notification or communication (or, to the Knowledge of Acquiror, any other communication) from any Governmental Authority (A) asserting non- compliance with any of the statutes, regulations, rules or ordinances of such Governmental Authority, (B) threatening any material penalty or to revoke any license, franchise, permit, or governmental authorization, (C) requiring any of them (including any of Acquiror’s or its Subsidiaries’ directors or controlling persons) to enter into a cease and desist order, agreement, or memorandum of understanding (or requiring the board of directors thereof to adopt any resolution or policy), or (D) restricting or disqualifying their activities;

(4) is not aware of any pending or threatened investigation, review or disciplinary Proceedings by any Governmental Authority against Acquiror, any of its Subsidiaries or any officer, director or employee thereof;

(5) in the conduct of its business with respect to employee benefit plans subject to Title I of ERISA, has not (A) breached any applicable fiduciary duty under Part 4 of Title I of ERISA which would subject it to material liability under Sections 405 or 409 of ERISA or (B) engaged in a “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975(c) of the

Code which would subject it to material liability or Taxes under Sections 409 or 502(i) of ERISA or Section 4975(a) of the Code;

(6) since January 1, 2005, has timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed under any applicable law, regulation or rule, with any applicable Governmental Authority (the “Acquiror Reports”). As of their respective dates, the Acquiror Reports complied with the applicable statutes, rules, regulations and orders enforced or promulgated by the regulatory authority with which they were filed.

(l) Properties.  Except as may be reflected in Acquiror’s Financial Statements dated before the date hereof, Acquiror and its Subsidiaries have good and marketable title, free and clear of all Liens (other than Permitted Liens) to all of the material properties and assets, tangible or intangible, reflected in such financial statements as being owned by Acquiror and its Subsidiaries as of the dates thereof. To Acquiror’s Knowledge, all buildings and all the material fixtures, equipment, and other property and assets held under leases or subleases by any of Acquiror and its Subsidiaries are held under valid leases or subleases, enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and to general principles of equity). Set forth in Section 4.3(l) of the Acquiror Disclosure Schedule is a list of any and all real estate owned or leased by it or an Acquiror Subsidiary as of the date hereof. Except to the extent such securities are pledged in the ordinary course of business consistent with prudent business practices to secure obligations of each of Acquiror or any of its Subsidiaries, each of Acquiror and its Subsidiaries has good and marketable title to all securities held by it, free and clear of any Lien. Such securities are valued on the books of Acquiror or its Subsidiaries in accordance with GAAP.

(m) Employees; Labor Matters.

(1) Each of Acquiror and its Subsidiaries is in compliance in all material respects with all currently applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including any such laws respecting employment discrimination, harassment, disability rights or benefits, equal opportunity, plant closure issues, affirmative action, workers’ compensation, employee benefits, severance payments, labor relations, employee leave issues, wage and hour standards, occupational safety and health requirements and unemployment insurance and related matters. None of Acquiror or any of its Subsidiaries is engaged in any unfair labor practice and there is no unfair labor practice complaint pending or threatened against Acquiror or any of its Subsidiaries before the National Labor Relations Board. There are no charges or complaints against Acquiror or any of its Subsidiaries pending or threatened in writing alleging sexual or other harassment, or other discrimination or improper employment practices, by Acquiror, any of its Subsidiaries or by any of their employees, agents or representatives.

(2) Neither Acquiror nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement, Contract or other agreement or understanding with any labor union or organization, nor has it agreed to recognize any union or other collective bargaining unit, nor has any union or other collective bargaining unit been certified, or is seeking certification, as representing any of the employees of Acquiror or any of its Subsidiaries.

(3) Acquiror and its Subsidiaries are and have been in substantial compliance with all notice and other requirements under the Worker Adjustment and Retaining Notification (“WARN”) or similar state statute. None of the employees of Acquiror or its Subsidiaries has suffered an “employment loss” (as defined in WARN) during the 90- day period prior to the execution of this Agreement.

(n) Employee Benefit Plans.

(1) Set forth in Section 4.3(n) of the Acquiror Disclosure Schedule is a complete list of each employee or director benefit plan, arrangement or agreement, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or material fringe benefit plan, program or agreement that is sponsored, maintained or contributed to by Acquiror or any of its Subsidiaries, or with respect to which Acquiror has or reasonably could incur any liability, for the benefit of current or former employees or directors or their beneficiaries (the “Acquiror Benefit Plans”).

(2) Acquiror has heretofore made available to the Company (A) true and complete copies of each of the Acquiror Benefit Plans (or written explanations of any unwritten Acquiror Benefit Plans) as in effect on the date hereof and amendments thereto, including summary plan descriptions; (B) the three most recent Annual Reports (Form 5500 Series) and accompanying schedules, if any; and (C) the most recent determination or opinion letter from the IRS (if applicable) for such Acquiror Benefit Plan.

(3) With respect to each Acquiror Benefit Plan, Acquiror and its Subsidiaries have complied, and are now in compliance, in all material respects with all provisions of ERISA, the Code and all laws and regulations applicable to such Acquiror Benefit Plans and each Acquiror Benefit Plan has been administered in all material respects in accordance with its terms. The IRS has issued a favorable determination or opinion letter with respect to each Acquiror Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code that has not been revoked, and, to the Knowledge of Acquiror, no circumstances exist and no events have occurred that could reasonably be expected to adversely affect the qualified status of any such plan or the related trust (except for changes in applicable law for which the remedial amendment period has not yet expired). No Acquiror Benefit Plan is intended to meet the requirements of Code Section 501(c)(9).

(4) All contributions required to be made by Acquiror to any Acquiror Benefit Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been reflected on the Acquiror Financial Statements. Each Acquiror Benefit Plan, if any, that is an employee welfare benefit plan under Section 3(1) of ERISA is either (A) funded through an insurance company Contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (B) unfunded.

(5) There is no pending or, to the Knowledge of Acquiror, threatened Litigation relating to the Acquiror Benefit Plans. Neither Acquiror nor any of its Subsidiaries has engaged in a transaction with respect to any Acquiror Benefit Plan that would subject Acquiror or any of its Subsidiaries to a material Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(6) No Acquiror Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, and neither Acquiror nor any of its Subsidiaries has contributed or been obligated to contribute to a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a plan that has two or more contributing, but unrelated, sponsors and that is subject to Title IV of ERISA at any time on or after December 31, 1994. No liability under Subtitle C or D of Title IV of ERISA has been or is reasonably expected to be incurred by Acquiror or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single- employer plan,” within the meaning of Section 4001 of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with Acquiror under Section 4001 of ERISA or Section 414 of the Code (an “Acquiror ERISA Affiliate”). No notice of a “reportable event,” within the meaning of Section 4043 of ERISA, for which the 30-day reporting requirement has not been waived has been required to be filed for any Acquiror Benefit Plan or, to the Knowledge of Acquiror, by any Acquiror ERISA Affiliate. Neither Acquiror nor any of its Subsidiaries or Acquiror ERISA Affiliates has

provided, or is required to provide, security to any Benefit Plan or any single-employer plan of an Acquiror ERISA Affiliate.

(7) Neither Acquiror nor any of its Subsidiaries has any obligation for retiree health, life or other welfare benefits, except for benefits and coverage required by applicable law, including, without limitation, Section 4980B of the Code and Part 6 of Title I of ERISA. There are no restrictions on the rights of Acquiror or any of its Subsidiaries to amend or terminate any such plan (other than reasonable and customary advance notice and consent requirements and administrative expenses) without incurring any material liability thereunder.

(8) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either standing alone or in conjunction with any other event) will (A) except as to the Persons listed in the Acquiror Disclosure Schedule, result in any payment (including severance, unemployment compensation, “excess parachute” (within the meaning of Section 4999 of the Code), forgiveness of indebtedness or otherwise) becoming due to any director or any employee of Acquiror or any of its Subsidiaries under any Acquiror Benefit Plan, (B) increase any benefits otherwise payable under any Acquiror Benefit Plan, (C) result in any acceleration of the time of payment or vesting of any such benefit, or (D) affect in any way the ability to amend, terminate, merge or administer any Acquiror Benefit Plan.

(9) Acquiror does not maintain an Acquiror Benefit Plan or other arrangement that is subject to Section 409A of the Code, and each Acquiror Benefit Plan that is a nonqualified deferred compensation plan subject to Section 409A of the Code has been operated and administered in good faith compliance with Section 409A of the Code since January 1, 2005.

(10) Acquiror has not granted any awards intended to constitute performance-based compensation not subject to the deduction limit under Section 162(m) of the Code.

(o) Environmental Matters.  Acquiror and its Subsidiaries have complied in all material respects with applicable Environmental Laws; no property (including buildings and any other structures) currently owned or operated by Acquiror or any of its Subsidiaries or in which Acquiror or any of its Subsidiaries (whether as fiduciary or otherwise) has a Lien, is being or, to Acquiror’s Knowledge, has been contaminated with, or has had any release of, any Hazardous Substance in such form or substance so as to create any material liability for Acquiror or any of its Subsidiaries; Acquiror and its Subsidiaries are not subject to material liability for any Hazardous Substance disposal or contamination on any other third-party property; within the last six years Acquiror and its Subsidiaries have not received any written notice, demand letter, claim or request for information alleging any violation of, or liability of Acquiror or any of its Subsidiaries under, any Environmental Law; Acquiror and its Subsidiaries are not subject to any written order, decree, injunction or other agreement with any Governmental Authority or any third party relating to any Environmental Law; Acquiror and its Subsidiaries are not aware of or do not have any Knowledge of any facts that could lead to liability for handling or disposal of Hazardous Substances involving Acquiror or any of its Subsidiaries, any currently owned or operated property (whether as fiduciary or otherwise), or any reasonably likely liability related to any Lien held by Acquiror or any of its Subsidiaries; and Acquiror and its Subsidiaries have made available to the Company copies of all environmental reports, studies, sampling data, correspondence, filings and other environmental information in its possession or reasonably available to it relating to Acquiror or any currently or formerly owned or operated property or any property in which Acquiror or any of its Subsidiaries (whether as fiduciary or otherwise) has held a Lien.

(p) Intellectual Property.

(1) Acquiror and its Subsidiaries have a valid right to use all trademarks, service marks, trade names, Internet domain names, designs, slogans, trade dress and general intangibles of like nature (collectively, “Trademarks”); Software (as defined below); technology; trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, and methodologies (collectively, “Trade Secrets”) used in Acquiror’s and each Subsidiary’s business as currently conducted, except where the failure to do so would not constitute a Material Adverse Effect. Acquiror or its Subsidiaries either (i) own or have the right to use all patents, Trademarks, and copyrights necessary for the conduct of Acquiror’s and each of its Subsidiaries’ businesses as currently conducted, except where the failure to do so would not constitute a Material Adverse Effect, and/or (ii) are validly licensed under third-party patents, Trademarks and copyrights necessary for the same. As used in this Agreement, the term “Intellectual Property” means patents, copyrights, Trademarks, applications for any of the foregoing, and Trade Secrets; the term “Acquiror License Agreements” means any license agreements granting any right to use or practice any rights under any Intellectual Property (except for such agreements for software already installed by the manufacturer before purchase on computers purchased by Acquiror, shrink-wrap or click-wrap software or other off-the-shelf products that are generally available for less than $10,000), and any written settlements relating to any Intellectual Property, to which Acquiror or any of its Subsidiaries is a party or otherwise bound; and the term “Software” means any and all computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code.

(2) Schedule 4.3(p)(2) sets forth, for the Intellectual Property owned and maintained by Acquiror and its Subsidiaries, a complete and accurate list of all U.S. and foreign (1) patents and patent applications; (2) issued and pending Trademark registrations (including Internet domain name registrations) and applications and material unregistered Trademarks; and (3) copyright registrations and applications, indicating for each, the applicable jurisdiction, registration number (or application number), date issued (or date filed) and current status. Schedule 4.3(p)(2) sets forth a complete and accurate list of all third party Software that is incorporated in any Software sold, licensed, leased or otherwise distributed by or used in the course of rendering services offered by Acquiror or any of its Subsidiaries, indicating for each the title and owner/licensor of the Software.

(3) The Intellectual Property owned by Acquiror and its Subsidiaries is free and clear of all Liens.

(4) The patents, Trademarks and Trade Secrets owned by Acquiror or any of its Subsidiaries set forth on Schedule 4.3(p)(2) are valid and enforceable, in full force and effect, and have not been canceled, expired, or abandoned. The Intellectual Property (other than patents) owned by Acquiror or any of its Subsidiaries is valid and enforceable, in full force and effect, and to the extent such Intellectual Property is the subject of a registration or application (as described in Section 4.3(p)(2)), such Intellectual Property is subsisting and has not been canceled, expired, or abandoned. There is no pending or, to the Knowledge of Acquiror, threatened opposition, interference or cancellation Proceeding before any court or registration authority in any jurisdiction against any of the items listed in Schedule 4.3(p)(2), or, to the Knowledge of Acquiror, against any Intellectual Property licensed to Acquiror or its Subsidiaries.

(5) To Acquiror’s Knowledge, the conduct of Acquiror’s and its Subsidiaries’ business as currently conducted does not infringe upon any Intellectual Property rights owned or controlled by any third party (either directly or indirectly such as through contributory infringement or inducement to infringe). Schedule 4.3(p)(5) lists all U.S. and foreign patents concerning which: (i) Acquiror has obtained or requested written opinion of counsel; or (ii) Acquiror has received written allegation or notice of infringement or license offer outside the ordinary course of business. There are no claims or suits pending or, to the Knowledge of Acquiror, threatened against Acquiror or any of its Subsidiaries, and neither Acquiror nor any of its Subsidiaries has received any notice of a third party claim or suit against Acquiror or any of its Subsidiaries (1) alleging that its past or present activities, products, services or the conduct of its businesses infringes or has infringed upon, violates, or constitutes the unauthorized use of the Intellectual Property rights of any third party or (2) challenging the ownership, use, validity or enforceability of any Intellectual Property.

(6) There are no settlements, forbearances to sue, consents, judgments, or orders or similar obligations to which Acquiror or any of its Subsidiaries are bound which (1) restrict Acquiror’s or its

Subsidiaries’ rights to use any Intellectual Property, (2) restrict Acquiror’s or its Subsidiaries’ business in order to accommodate a third party’s Intellectual Property or (3) permit third parties to use any Intellectual Property owned by Acquiror or any of its Subsidiaries. Acquiror and its Subsidiaries have not licensed or sublicensed their rights in any material Intellectual Property other than pursuant to the Acquiror License Agreements, and no royalties, honoraria or other fees are payable by Acquiror or its Subsidiaries for the use of or right to use any Intellectual Property licensed to Acquiror or its Subsidiaries, except pursuant to the Acquiror License Agreements. The Acquiror License Agreements are valid and binding obligations of all parties thereto, enforceable in accordance with their terms subject only to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity. There exists no event or condition which will result in a material violation or breach of, or constitute (with or without due notice or lapse of time or both) a default by Acquiror or any other party under any such Acquiror License Agreement.

(7) To Acquiror’s Knowledge, no Trade Secret of Acquiror or its Subsidiaries has been disclosed or authorized to be disclosed to any third party other than pursuant to a non-disclosure agreement that protects Acquiror and the applicable Subsidiary’s proprietary interests in and to such Trade Secrets. Neither Acquiror nor, to the Knowledge of Acquiror, any other party to any non-disclosure agreement relating to Acquiror’s Trade Secrets is in breach or default thereof.

(8) To the Knowledge of Acquiror, no third party is misappropriating, infringing, diluting, or violating any Intellectual Property owned by Acquiror or any of its Subsidiaries and no such claims have been brought or threatened against any third party by Acquiror or any of its Subsidiaries.

(9) The consummation of the transactions contemplated hereby will not result in the loss or impairment of Acquiror’s or any of its Subsidiaries’ right to own or use any of the Intellectual Property, nor will require the consent of any Governmental Authority or third party in respect of any such Intellectual Property.

(10) Schedule 4.3(p)(10) lists all Software sold, licensed, leased or otherwise distributed by or used in the services offered by Acquiror or any of its Subsidiaries to any third party, and identifies which Software is sold, licensed, leased, or otherwise distributed, or used, as the case may be. With respect to the Software set forth in Schedule 4.3(p)(10) which Acquiror or any of its Subsidiaries purports to own, such Software was either developed (1) by employees of Acquiror or any of its Subsidiaries within the scope of their employment; or (2) by independent contractors who have unconditionally assigned all of their rights in such Software and all copyrights in the Software to Acquiror or any of its Subsidiaries pursuant to written agreements.

(11) Acquiror and each of its Subsidiaries has all requisite licenses to use any shrink-wrap or click-wrap software, other off-the- shelf products, or any other Software used by any of them in connection with their business, and neither Acquiror nor any Subsidiary is using any such products or Software where all requisite consideration has not been paid for the use thereof. To Acquiror’s Knowledge, neither Acquiror nor any of its Subsidiaries is in violation of any applicable law or any Contract or other agreement, arrangement or understanding regarding or in connection with such products or Software, and neither Acquiror nor any of its Subsidiaries has any payment obligations or other actual or potential liabilities related to or in connection with such products or Software.

(q) Insurance.  Acquiror has provided the Company with a list of all of the material insurance policies, binders, or bonds maintained by Acquiror or its Subsidiaries (“Acquiror Insurance Policies”). Acquiror and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Acquiror or its Subsidiaries reasonably determined to be prudent in accordance with industry practices. All of the Acquiror Insurance Policies are in full force and effect; Acquiror and its Subsidiaries are not in material default thereunder; and all material claims thereunder have been filed in due and timely fashion.

(r) Brokers.  No action has been taken by Acquiror or any Subsidiary that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement, excluding the fees to be paid by Acquiror to Duff & Phelps, LLC in amounts and on terms set forth in Section 4.3(r) of the Acquiror Disclosure Schedule.

(s) Activities of MergerCo.  MergerCo is a direct, wholly- owned subsidiary of Acquiror, and MergerCo does not have any subsidiaries or material investments of any kind in any entity. MergerCo was recently incorporated on behalf of Acquiror solely for purposes of accomplishing the Merger, has not engaged in any other business activity, has no material liabilities and has conducted its operations only as contemplated hereby.

(t) Validity of Acquiror Common Stock.  The shares of Acquiror Common Stock to be issued to the holders of Company Stock as part of the Merger Consideration will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not in violation of any preemptive rights.

(u) No Illegal Payments, Etc.  None of Acquiror or any of its Subsidiaries, nor any of their directors, officers, employees or agents, has (a) directly or indirectly given or agreed to give any illegal gift, contribution, payment or similar benefit to any supplier, customer, governmental official or employee or other Person who was, is or may be in a position to help or hinder Acquiror or any of its Subsidiaries (or assist in connection with any actual or proposed transaction) or made or agreed to make any illegal contribution, or reimbursed any illegal political gift or contribution made by any other Person, to any candidate for federal, state, local or foreign public office (i) which might subject any of Acquiror and its Subsidiaries to any damage or penalty in any civil, criminal or governmental Litigation or Proceeding or (ii) the non-continuation of which, in the case of (i) and (ii), has had or might have, individually or in the aggregate, a Material Adverse Effect on Acquiror or (b) established or maintained any unrecorded fund or asset or made any false entries on any books or records for any purpose.

(v) Taxes.

(1) Acquiror and each of its Subsidiaries have timely filed in a complete and correct manner all Tax Returns that they were required to file, other than any Tax Returns the failure to complete correctly or file would not, individually or in the aggregate, have a Material Adverse Effect. Acquiror and each of its Subsidiaries have paid all Taxes due, other than Taxes adequate reserves for which have been made in the Acquiror Financial Statements and Taxes the failure to pay would not, individually or in the aggregate, have a Material Adverse Effect.

(2) There are no claims or assessments pending against Acquiror or any of its Subsidiaries for any alleged deficiency in any Tax, and neither Acquiror nor any of its Subsidiaries has been notified in writing of any proposed Tax claims or assessments against Acquiror or any of its Subsidiaries (other than, in each case, claims or assessments for which adequate reserves in the Acquiror Financial Statements have been established and claims or assessments which would not, individually or in the aggregate, have a Material Adverse Effect).

(3) There are no Liens on any of the assets or properties of Acquiror or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, except for statutory liens for current Taxes not yet due and payable (and except for Liens which would not, individually or in the aggregate, have a Material Adverse Effect).

(4) Neither Acquiror nor any of its Subsidiaries (x) is bound by any Tax allocation or Tax sharing agreement with a Person other than the Company which applies to U.S. federal or state income Taxes, or (y) has any liabilities under any Tax allocation or Tax sharing agreement (except for any liabilities which would not, individually or in the aggregate, have a Material Adverse Effect).

(5) Neither Acquiror nor any of its Subsidiaries has participated in a listed transaction within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(6) No currently effective waivers of statutes of limitations (excluding such statutes that relate to any years currently under examination by the IRS) have been given by or requested with respect to any Taxes of Acquiror or any of its Subsidiaries.

(7) Each of Acquiror and its Subsidiaries has paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith and have not been finally determined.

(8) The federal and state income Tax Returns of Acquiror and its Subsidiaries have been examined by the IRS or the relevant state taxing authorities, as the case may be, through December 31, 2002. The federal income Tax Returns of Acquiror and its Subsidiaries for the fiscal year ended December 31, 2001 and for all fiscal years prior thereto are, for purposes of routine audit by the IRS, closed because of the statute of limitations, and no claims for additional Taxes for such fiscal years are pending. There are no audits by, or disputes pending between Acquiror or any of its Subsidiaries and, any taxing authority of which Acquiror or any of its Subsidiaries has received written notice, or claims asserted in writing by any taxing authority for, Taxes or assessments upon Acquiror or any of its Subsidiaries. In addition, other than either (i) amounts the failure to withhold or to pay, or (ii) Tax Returns the failure to complete correctly or to file, would not, individually or in the aggregate have a Material Adverse Effect, (A) proper and accurate amounts have been withheld by Acquiror and its Subsidiaries from their employees for all prior periods in compliance with the Tax withholding provisions of applicable federal, state and local laws and (B) federal, state and local Tax Returns that are complete and accurate have been filed by Acquiror and its Subsidiaries for all periods for which Tax Returns were due with respect to income Tax withholding, Social Security and unemployment Taxes. The amounts shown on such federal, state or local Tax Returns to be due and payable have been paid in full.

(9) Neither Acquiror nor any of its Subsidiaries has been required to include in income any adjustment pursuant to Section 481 of the Code or otherwise by reason of a voluntary change in accounting method initiated by Acquiror or any of its Subsidiaries, and the IRS has not initiated or proposed any such adjustment or change in accounting method.

(w) Tax Treatment.  As of the date hereof, Acquiror has no reason to believe that the Merger will not qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

(x) Joint Proxy Statement/Prospectus and Registration Statement.  None of the information supplied or to be supplied by Acquiror in writing specifically for inclusion in or incorporation by reference into, and which is included in or incorporated by reference into, (i) the Registration Statement or any amendment or supplement thereto will, at the respective times such documents are filed, and, in the case of the Registration Statement or any amendment or supplement thereto, when the same becomes effective, at the time of the Company Stockholders Meeting, the Acquiror Stockholders Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement/Prospectus or any other documents filed or to be filed with the SEC or any other Governmental Authority in connection with the transactions contemplated hereby, will, at the respective times such documents are filed and, in the case of the Joint Proxy Statement/Prospectus or any amendment or supplement thereto, at the time of mailing to stockholders of the Company and Acquiror and at the times of the Company Stockholders Meeting and Acquiror Stockholders Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or necessary to correct any statement made in any earlier communication. For this purpose, any such information included in or incorporated by reference into any such document relating to Acquiror will be deemed to have been so supplied in writing specifically for inclusion or incorporation therein if such document was available for review by Acquiror or its counsel a reasonable time before such document was filed (but the foregoing will not be the exclusive manner in which it may be established that such information was so supplied).

The Registration Statement and the Joint Proxy Statement/Prospectus will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder.

ARTICLE 5.

COVENANTS

SECTION 5.1.  Forbearances of the Company.  From the date hereof until the Effective Time, except as expressly contemplated by this Agreement or the Company’s Disclosure Schedule, without the prior written consent of Acquiror, the Company will not, and will cause each of its Subsidiaries not to:

(a) Ordinary Course.  Conduct the business of the Company or any of its Subsidiaries other than in the ordinary and usual course and consistent with past practices.

(b) Status Quo.  Except in connection with actions and expenses necessary to fulfill the conditions set forth in Article 6, or, to the extent consistent therewith, fail to use reasonable best efforts to preserve intact any of their business organizations and assets and maintain their rights, franchises and existing relations with clients, customers, distributors, representatives, independent contractors, suppliers, employees and business associates; or engage in any new lines of business.

(c) Capital Stock.  Other than pursuant to the exercise of Rights set forth in the Company Disclosure Schedule and outstanding on the date hereof, (1) authorize for issuance, issue, grant, sell, deliver, dispose, pledge or otherwise encumber any additional shares of Company Stock or any Rights, (2) enter into any Contract with respect to the foregoing, or (3) permit any additional shares of Company Stock to become subject to new grants of employee or director stock options, other Rights or similar stock- based employee rights; provided; however, that the Company shall have the right to issue up to an additional 100,000 shares of its common stock upon the prior written consent of Acquiror, which consent will not be unreasonably withheld.

(d) Dividends, Etc.  (1) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on, any shares of its capital stock, other than dividends from wholly-owned Subsidiaries to the Company (in each case having record and payment dates consistent with past practice) or (2) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock, other than as required by the Company Stock Plans upon exercise of Rights set forth in the Company Disclosure Schedule and outstanding on the date hereof.

(e) Compensation; Employment Agreements; Etc.  Enter into, amend, modify or renew any Contract regarding employment, consulting, severance or similar arrangements with any directors, officers of, or independent contractors with respect to, the Company or its Subsidiaries, or grant any salary, wage or other increase in compensation or increase in any employee benefit (including incentive or bonus payments), except (1) for changes that are required by applicable law, (2) to satisfy Contracts set forth in the Company Disclosure Schedule and existing on the date hereof or (3) for salary, wage or other compensation changes in the ordinary course consistent with past practice.

(f) Benefit Plans.  Enter into, establish, adopt, amend or modify any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare Contract, plan, program or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any directors, officers, employees of, or independent contractors with respect to, the Company or its Subsidiaries, including taking any action that accelerates the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder, except, in each such case, as may be required by applicable law or expressly required by the terms of Contracts set forth in the Company Disclosure Schedule or Company SEC Documents and as such Contracts are in effect as of the date hereof.

(g) Dispositions.  Except for sales of securities or other investments or assets in the ordinary course of business consistent with past practice or previously disclosed in the Company SEC Documents, and the Company’s entering into any and all agreements related thereto, sell, transfer, mortgage, lease, encumber or otherwise dispose of or discontinue any material portion of its assets, business or properties.

(h) Acquisitions.  Except for the purchase of securities or other investments or assets in the ordinary course of business consistent with past practice, acquire a substantial equity interest in or material portion of the assets of any other Person.

(i) Governing Documents.  Amend or make any change to the Company Certificate or the Company Bylaws or the governing instrument or document (as the case may be) of any Subsidiary.

(j) Accounting Methods.  Implement or adopt any change in accounting principles, practices or methods, other than as may be required by GAAP.

(k) Contracts.  Except in the ordinary course of business consistent with past practice, enter into, renew or terminate any material Contract or amend or modify in any material respect, or waive any material right under, any of its existing material Contracts.

(l) Claims.  Settle any Proceeding, except for any Proceeding involving solely money damages in an amount, individually and in the aggregate for all such settlements, not more than $100,000 and which could not reasonably be expected to establish an adverse precedent or basis for subsequent settlements.

(m) Capital Expenditures.  Authorize or make any capital expenditures, other than (1) annual budgeted amounts previously disclosed to Acquiror, (2) in the ordinary and usual course of business consistent with past practice in amounts not exceeding $100,000 in the aggregate, or (3) expenditures made through the entering into capital leases.

(n) Tax Matters.  Make or change any Tax election, change any annual tax accounting period, adopt or change any method of Tax accounting, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment, surrender or compromise any right to claim a Tax refund or consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, other than any of the foregoing actions that are required by law or are (i) not, alone or in the aggregate, material and (ii) taken in the ordinary and usual course of business, consistent with past practice.

(o) Indebtedness.  (A) Incur any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance existing short-term indebtedness, and indebtedness of the Company or any of its Subsidiaries to the Company or any of its Subsidiaries), (B) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or (C) forgive or extinguish any indebtedness to the Company or any of its Subsidiaries for borrowed money or otherwise waive any rights under any instrument or arrangement pursuant to which such indebtedness was incurred.

(p) Commitments.  Agree or commit to do, or adopt any resolutions of its board of directors in support of, anything that would be precluded by clauses (a) through (o).

SECTION 5.2.  Forbearances of Acquiror.  From the date hereof until the Effective Time, except as expressly contemplated by this Agreement or Acquiror’s Disclosure Schedule, without the prior written consent of the Company, Acquiror will not, and will cause each of its Subsidiaries not to:

(a) Ordinary Course.  Conduct the business of Acquiror or any of its Subsidiaries other than in the ordinary and usual course and consistent with past practices.

(b) Status Quo.  Except in connection with actions and expenses necessary to fulfill the conditions set forth in Article 6, or, to the extent consistent therewith, fail to use reasonable best efforts to preserve intact any of their business organizations and assets and maintain their rights, franchises and existing relations with clients, customers, distributors, representatives, independent contractors, suppliers, employees and business associates; or engage in any new lines of business.

(c) Capital Stock.  Other than pursuant to the exercise of Rights set forth in the Acquiror Disclosure Schedule and outstanding on the date hereof, (1) authorize for issuance, issue, grant, sell, deliver, dispose, pledge or otherwise encumber any additional shares of Acquiror Stock or any Rights, (2) enter into any Contract with respect to the foregoing, or (3) permit any additional shares of Acquiror Stock to become subject to new grants of employee or director stock options, other Rights or similar stock- based employee rights; provided; however, that Acquiror shall have the right to issue up to an additional 100,000 shares of its common stock upon the prior written consent of the Company, which consent will not be unreasonably withheld.

(d) Dividends, Etc.  (1) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on, any shares of its capital stock, other than dividends from wholly-owned Subsidiaries to Acquiror (in each case having record and payment dates consistent with past practice) or (2) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock, other than as required by the Acquiror Stock Plans upon exercise of Rights set forth in the Acquiror Disclosure Schedule and outstanding on the date hereof.

(e) Compensation; Employment Agreements; Etc.  Enter into, amend, modify or renew any Contract regarding employment, consulting, severance or similar arrangements with any director, officer, or independent contractor of Acquiror or its Subsidiaries, or grant any salary, wage or other increase in compensation or increase in any employee benefit (including incentive or bonus payments), except (1) for changes that are required by applicable law, (2) to satisfy Contracts set forth in the Acquiror Disclosure Schedule and existing on the date hereof or (3) for salary, wage or other compensation changes in the ordinary course consistent with past practice.

(f) Benefit Plans.  Enter into, establish, adopt, amend or modify any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare Contract, plan, program or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any directors, officers, employees of, or independent contractors with respect to, Acquiror or its Subsidiaries, including taking any action that accelerates the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder, except, in each such case, (1) as may be required by applicable law or (2) expressly required by the terms of Contracts set forth in the Acquiror Disclosure Schedule or Acquiror SEC Documents and as such Contracts are in effect as of the date hereof.

(g) Dispositions.  Except for sales of securities or other investments or assets in the ordinary course of business consistent with past practice or previously disclosed in the Acquiror SEC Documents, and Acquiror’s entering into any and all agreements related thereto, sell, transfer, mortgage, lease, encumber or otherwise dispose of or discontinue any material portion of its assets, business or properties.

(h) Acquisitions.  Except for the purchase of securities or other investments or assets in the ordinary course of business consistent with past practice, acquire a substantial equity interest in or material portion of the assets of any other Person.

(i) Governing Documents.  Amend or make any change to Acquiror’s certificate of incorporation or bylaws or the governing instrument or document (as the case may be) of any Subsidiary.

(j) Accounting Methods.  Implement or adopt any change in accounting principles, practices or methods, other than as may be required by GAAP.

(k) Contracts.  Except in the ordinary course of business consistent with past practice, enter into, renew or terminate any material Contract or amend or modify in any material respect, or waive any material right under, any of its existing material Contracts.

(l) Claims.  Settle any Proceeding, except for any Proceeding involving solely money damages in an amount, individually and in the aggregate for all such settlements, not more than $100,000 and which could not reasonably be expected to establish an adverse precedent or basis for subsequent settlements.

(m) Capital Expenditures.  Authorize or make any capital expenditures, other than (1) annual budgeted amounts previously disclosed to the Company (2) in the ordinary and usual course of business consistent with past practice in amounts not exceeding $100,000 in the aggregate or (3) expenditures made through the entering into capital leases.

(n) Tax Matters.  Make or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment, surrender or compromise any right to claim a Tax refund or consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, other than any of the foregoing actions that are required by law or are (i) not, alone or in the aggregate, material and (ii) taken in the ordinary and usual course of business, consistent with past practice.

(o) Indebtedness.  (A) Incur any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance existing short-term indebtedness, and indebtedness of Acquiror or any of its Subsidiaries to Acquiror or any of its Subsidiaries), (B) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or (C) forgive or extinguish any indebtedness to Acquiror or any of its Subsidiaries for borrowed money or otherwise waive any rights under any instrument or arrangement pursuant to which such indebtedness was incurred.

(p) Commitments.  Agree or commit to do, or adopt any resolutions of its board of directors in support of, anything that would be precluded by clauses (a) through (o).

SECTION 5.3.  No Solicitation.

(a) From the date of this Agreement until the Effective Time or the termination of this Agreement pursuant to its terms, the Company agrees that it will not and will not permit any of its Subsidiaries, or any of its or their officers, directors, employees, representatives, agents, or Affiliates, including, without limitation, any investment banker, attorney or accountant retained by the Company or any of its Subsidiaries (collectively, “Representatives”) to, directly or indirectly, (i) initiate, solicit, encourage or otherwise facilitate (including by way of furnishing information or otherwise), any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to an Acquisition Proposal (as defined below), or (ii) enter into or maintain or continue discussions or negotiate with any Person in furtherance of such inquiries or to obtain an Acquisition Proposal, or (iii) agree to, approve, recommend, or endorse any Acquisition Proposal, or resolve, agree or publicly propose to take any such action and the Company shall promptly notify Acquiror of any such inquiries and proposals received by the Company or any of its Subsidiaries or Representatives, relating to any of such matters, provided, however, that at any time prior to the Company Requisite Stockholder Vote, the Company Board (and the Company Special Committee) may, in response to a written Acquisition Proposal that the Company Board (upon the recommendation of the Company Special Committee) determines, in good faith, after consultation with outside counsel and financial advisors, constitutes, or could reasonably be expected to lead to, a Superior Proposal, and which Acquisition Proposal did not result from a breach of this Section 5.3(a), (x) provide access or furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal (and its representatives) pursuant to a customary confidentiality agreement and (y) engage in discussions or negotiations with the Person making such Acquisition Proposal (and its representatives) regarding such Acquisition Proposal; provided further, however, that, subject to the right of the Company to withhold information where such disclosure would violate or prejudice the rights of its or its Subsidiaries’ clients, jeopardize the attorney-client privilege of the Company or its Subsidiaries or contravene any law or binding agreement entered into prior to the date of this Agreement, the Company shall promptly provide to Acquiror any non-public information that is provided to the Person making such Acquisition Proposal or its representatives which was not previously provided to Acquiror. The Company shall also, within one Business Day, notify Acquiror of the receipt of any Acquisition Proposal and the material terms and conditions thereof. Further, the Company shall promptly keep Acquiror advised on a substantially current basis of any developments relating to any such Acquisition Proposal.

(b) For purposes of this Agreement, “Acquisition Proposal” means an offer or proposal regarding any of the following (other than the transactions contemplated by this Agreement) including the Company or its Subsidiaries: (i) any merger, reorganization, consolidation, share exchange, recapitalization, business combination, liquidation, dissolution, or other similar transaction involving, or, an acquisition in any manner of, all or any significant portion of the assets or any significant equity interest of, the Company or any of its Subsidiaries, in a single transaction or series of related transactions which would reasonably be expected to interfere with the completion of the Merger; or (ii) any tender offer or exchange offer for any outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection therewith.

(c) For purposes of this Agreement, the term “Superior Proposal” means any written offer made by a third party that the Company Board (upon the recommendation of the Company Special Committee, if appropriate) reasonably determines to be bona fide for a transaction that if consummated, would result in such third party acquiring, directly or indirectly, more than 50% of the voting power of the Company Common Stock (or, in the case of a direct merger, the common stock of the resulting company) or all or substantially all the consolidated assets of the Company and its Subsidiaries for consideration consisting of cash and/or securities payable to holders of shares of Company Common Stock that the Company Board (upon the recommendation of the Company Special Committee, if appropriate) determines in good faith, after consultation with its financial advisors and outside counsel, to be more favorable to holders of Company Common Stock (other than Acquiror and its Affiliates) than the Merger, taking into account all financial, regulatory, legal and other aspects of such offer and transaction and any changes to the terms of this Agreement proposed by Acquiror in response to such Superior Proposal or otherwise.

(d) The Company Board shall not (i) withdraw or modify in a manner adverse to Acquiror or MergerCo, or propose publicly to withdraw or modify in a manner adverse to Acquiror or MergerCo, the Recommendation or resolve, agree or propose publicly to take any such action (any such action or any such resolution or agreement to take such action being referred to herein as an “Adverse Recommendation Change”), unless at any time prior to obtaining the Company Requisite Stockholder Vote, (A) the Company Board receives an Acquisition Proposal that the Company Board determines, in good faith and after consultation with its outside counsel and financial advisors, does constitute, or could reasonably be expected to lead to, a Superior Proposal or (B) other than in connection with an Acquisition Proposal, if the Company Board determines in good faith after consultation with outside counsel that failure to take such action would result in a breach by the Company Board of its fiduciary duties to the Company’s stockholders under applicable law; provided, in each case, that the Company shall provide Acquiror with no less than two Business Days notice of any expected Adverse Recommendation Change prior to any such change or (ii) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to, or which is intended to or is reasonably likely to lead to, any Acquisition Proposal (other than a confidentiality agreement entered into in accordance with Section 5.3(a)).

SECTION 5.4.  Company Stockholders Meeting.  The Company, acting through the Company Board or the Company Special Committee, will as promptly as practicable following the date of this Agreement and in consultation with Acquiror and MergerCo:

(a) duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of considering and approving this Agreement and the transactions contemplated hereby (the “Company Stockholders Meeting”), and

(b) (1) include in the Joint Proxy Statement/Prospectus (as defined in Section 5.6) the recommendation of the Company Board that the stockholders of the Company vote in favor of the approval of this Agreement and the transactions contemplated hereby (the “Recommendation”), as well as the written opinion of Seven Hills Partners LLC, the Company Special Committee’s financial advisor, that, as of the date of such opinion, the consideration to be received by the stockholders of the Company (excluding Acquiror and its Affiliates) pursuant to the Merger is fair to such stockholders from a financial point of view and (2) use its commercially reasonable efforts to obtain the Requisite Stockholder Vote; provided, however, that the Company Board may fail to make or may withdraw or modify such recommendation or fail to seek the Requisite Stockholder Vote if prior to obtaining the Company Requisite Stockholder Vote, (A) the Company Board receives an Acquisition Proposal that the Company Board determines, in good faith and after consultation with its outside counsel and financial advisors, does constitute, or could reasonably be expected to lead to, a Superior Proposal or (B) other than in connection with an Acquisition Proposal, if the Company Board determines in good faith after consultation with outside counsel that failure to take such action would result in a breach by the Company Board of its fiduciary duties to the Company’s stockholders under applicable law; provided, in each case, that the Company shall have provided Acquiror with no less than two Business Days notice of such determination.

SECTION 5.5.  Acquiror Stockholders Meeting.  Acquiror, acting through the Acquiror Board or the Acquiror Special Committee, will as promptly as practicable following the date of this Agreement and in consultation with Company:

(a) duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of considering and approving the issuance of Acquiror Common Stock in connection with the Merger (the “Acquiror Stockholders Meeting”), and

(b) (1) include in the Joint Proxy Statement/Prospectus the recommendation of the Acquiror Board that the stockholders of Acquiror vote in favor of the proposals regarding (x) the issuance of Acquiror Common Stock in connection with the Merger and (y) the amendment to the Acquiror Certificate to authorize shares necessary to effectuate the transactions contemplated hereby, as well as the written opinion of Duff & Phelps, LLC, that, as of the date of such opinion, the Common Stock Exchange Ratio is fair to the public stockholders of Acquiror from a financial point of view and (2) use its commercially reasonable efforts to obtain the necessary approval of the issuance of Acquiror Common Stock in connection with the Merger and of the amendment of the Acquiror Certificate to increase the number of authorized shares of Acquiror Common Stock, provided however, that the Acquiror Board may fail to make or may withdraw or modify such recommendation (any such action or any such resolution or agreement to take such action being referred to herein as an “Acquiror Adverse Recommendation Change”), or fail to seek such approval if the Acquiror Board determines in good faith after consultation with outside counsel that failure to so act would result in a breach by the Acquiror Board of its fiduciary duties to Acquiror’s stockholders under applicable law; provided, in each case, that the Acquiror shall have provided Company with no less than two Business Days notice of such determination.

SECTION 5.6.  Registration Statement and Other SEC Filings.

(a) As soon as reasonably practicable after the execution of this Agreement, (i) the Company and Acquiror will prepare and file with the SEC a preliminary joint proxy statement relating to the Company Stockholders Meeting and the Acquiror Stockholders Meeting and (ii) Acquiror will prepare and file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) in connection with the registration under the Securities Act of the Acquiror Common Stock issuable in the Merger (including Acquiror Common Stock issuable upon exercise of outstanding Company Options and outstanding Company Warrants). The joint proxy statement furnished to the Company’s stockholders in connection with the Company Special Meeting and the joint proxy statement furnished to Acquiror’s stockholders in connection with the Acquiror Special Meeting will be included as part of the prospectus (the “Joint Proxy Statement/Prospectus”) forming a part of the Registration Statement. Acquiror, MergerCo and the Company will cooperate and consult with each other, their respective counsel and accountants, in the preparation of the Joint Proxy Statement/Prospectus and Registration Statement, and provided that all parties have cooperated as required above, Acquiror and the Company agree to file the Joint Proxy Statement/Prospectus and Registration Statement with the SEC as promptly as practicable. Without limiting the generality of the foregoing, the Company will furnish to Acquiror the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Joint Proxy Statement/Prospectus and Registration Statement. Acquiror shall not file the Joint Proxy

Statement/Prospectus and Registration Statement, or any amendment or supplement thereto, without providing the Company a reasonable opportunity to review and comment thereon.

(b) Each party shall use its commercially reasonable efforts to resolve, and Acquiror agrees to consult and cooperate with the Company in resolving, all SEC comments with respect to the Joint Proxy Statement/Prospectus and Registration Statement as promptly as practicable after receipt thereof and to cause the Joint Proxy Statement/Prospectus in definitive form to be mailed to the Company’s stockholders and Acquiror’s stockholders as soon as practicable after all SEC staff comments have been resolved. Acquiror agrees to consult with the Company prior to responding to SEC comments with respect to the Joint Proxy Statement/Prospectus and the Registration Statement, and agrees to cooperate with the Company in formulating such responses. Each of Acquiror, MergerCo and the Company agrees to correct any information provided by it for use in the Joint Proxy Statement/Prospectus and the Registration Statement which shall have become false or misleading. Each party shall as soon as reasonably practicable (i) notify the other parties of the receipt of any comments from the SEC with respect to the Joint Proxy Statement/Prospectus and the Registration Statement and any request by the SEC for any amendment to the Joint Proxy Statement/Prospectus or the Registration Statement or for additional information and (ii) provide each other party with copies of all correspondence between a party and its employees and other authorized representatives, on the one hand, and the SEC, on the other hand, with respect to the Joint Proxy Statement/Prospectus or the Registration Statement and (iii) notify the other parties of any event which occurs that should be described in an amendment or supplement to the Joint Proxy Statement/Prospectus or the Registration Statement. Acquiror will advise the Company, promptly after Acquiror receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Acquiror Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any Proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

(c) The Company shall use its commercially reasonable efforts to cause to be delivered to Acquiror a letter and consent relating to the financial statements of the Company included in the Registration Statement from Eisner LLP, the Company’s independent registered public accounting firm, dated a date within two Business Days before the date on which the Registration Statement shall become effective and addressed to Acquiror, in form and substance reasonably satisfactory to Acquiror and customary in scope and substance for letters and consents delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

(d) Acquiror shall use its commercially reasonable efforts to cause to be delivered to the Company a letter and consent relating to the financial statements of Acquiror included in the Registration Statement from Eisner LLP, Acquiror’s independent registered public accounting firm, dated a date within two Business Days before the date on which the Registration Statement shall become effective and addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for letters and consents delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

(e) Acquiror agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement.

SECTION 5.7.  Stock Listing.  Acquiror shall use its reasonable best efforts to cause the shares of Acquiror Common Stock to be issued in the Merger and shares reserved for issuance to be approved for listing on the NASDAQ, as promptly as practicable, and in any event before the Effective Date.

SECTION 5.8.  Access to Information; Confidentiality.

(a) The Company and its Subsidiaries, on one hand, and Acquiror and its Subsidiaries on the other, shall upon reasonable prior notice and subject to applicable laws relating to the exchange of information, afford the other party and its officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties, personnel and to such other information as the other party may reasonably request and, during such period, it shall furnish promptly to such other party (1) a copy of each material report, schedule and other document filed by it pursuant to the requirements of Securities Laws, and (2) all other information concerning the business, properties, personnel and affairs of it as the other may reasonably request. No investigation pursuant to this Section 5.8 shall affect or otherwise obviate or diminish any representations or warranties of any party or conditions to the obligations of any party.

(b) The parties hereto acknowledge that Acquiror and the Company have previously executed that certain Mutual Nondisclosure and Confidentiality Agreement, effective June 5, 2007, which shall continue in full force and effect in accordance with its terms.

SECTION 5.9.  Commercially Reasonable Efforts.

(a) Subject to the terms and conditions of this Agreement and applicable law, each of the Company and Acquiror agrees to use its commercially reasonable efforts in good faith to take, or cause to be taken (including causing any of its subsidiaries to take), all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws and regulations or otherwise, so as to permit consummation and make effective the Merger as promptly as reasonably practicable and otherwise to enable consummation of the transactions contemplated hereby, including such actions or things as any other party hereto may reasonably request in order to cause any of the conditions to such other party’s obligations to consummate such transactions specified in Article 6 to be fully satisfied.

(b) Without limiting the generality of Section 5.9(a), the parties will, and will cause their respective officers and subsidiaries to, and will use commercially reasonable efforts to cause their respective Affiliates, directors, employees, agents, attorneys, accountants and representatives to, consult and fully cooperate with and provide assistance to each other in (i) obtaining all necessary consents, approvals, waivers, licenses, permits, authorizations, registrations, qualifications, or other permission or action by, and giving all necessary notices to and making all necessary filings with and applications and submissions to any Person; (ii) lifting any permanent or preliminary injunction or restraining order or other similar order issued or entered by any court or Governmental Authority; (iii) taking such actions as may reasonably be required under applicable federal securities laws in connection with the issuance of the Acquiror Common Stock to be covered by the Registration Statement; and (iv) in general, consummating and making effective the transactions contemplated hereby; provided, however, that in order to obtain any consent, approval, waiver, license, permit, authorization, registration, qualification, or other permission or action or the lifting of any injunction referred to in clause (i) or (ii) of this sentence, no party will be required to pay any consideration (other than filing fees for any governmental filings or listing fees for any stock exchange), to divest itself of any of, or otherwise rearrange the composition of, its assets or to agree to any of the foregoing or to any conditions or requirements that are materially adverse to its interests or materially burdensome.

SECTION 5.10.  Regulatory Applications.

(a) Acquiror and the Company and their respective subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement as promptly as reasonably practicable. Each of Acquiror and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other (subject in each case to applicable laws relating to the exchange of information) with respect to, all material written information submitted to any third party or Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of Acquiror and the Company agrees to act reasonably and as promptly as practicable. Each of Acquiror and the Company agrees that it will consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby.

(b) Each of Acquiror and the Company agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any third party or Governmental Authority.

SECTION 5.11.  Certain Employee Benefits.  In the event that Acquiror discontinues any Company Benefit Plans for the benefit of Continuing Employees and replaces them with new benefit plans, programs or arrangements or Acquiror Benefit Plans, Acquiror shall, or shall cause its Subsidiaries to, cause each such plan, program or arrangement to treat such Continuing Employee in the same manner as similarly situated employees of Acquiror and treat the prior service with the Company of each Continuing Employee (to the same extent such service is recognized under any analogous plans, programs or arrangements of the Company immediately prior to the Effective Time to the extent such a plan, program or arrangement is in effect immediately prior to the Effective Time) as service rendered to Acquiror or its Subsidiaries, as the case may be, solely for purposes of eligibility to participate and for vesting thereunder (but not for purposes of benefit accruals under a defined benefit plan). To the extent commercially reasonable, Acquiror and its Subsidiaries will cause any and all preexisting condition limitations (to the extent applicable) and eligibility waiting periods, under any health plans maintained or adopted by Acquiror or its Subsidiaries in which Covered Employees are eligible to participate after the Effective Time, to be waived with respect to (a) Continuing Employees who, immediately prior to the Effective Time, participated in a Company- sponsored health plan and (b) their eligible dependents. Acquiror and its Subsidiaries will make commercially reasonable efforts to recognize, for purposes of any annual deductible and out-of-pocket limits under its existing or any new health plans, deductible and out-of-pocket expenses paid by Continuing Employees and their dependents during the calendar year in which the Effective Time occurs under the health plans of the Company and its Subsidiaries. Nothing in this Section 5.11 shall prevent Acquiror from amending or terminating any Company Benefit Plans or Acquiror Benefit Plans (or its Subsidiaries) or any other contracts, arrangements, commitments or understandings, in accordance with their terms and applicable law; providing, however, that the arrangements identified in Section 5.11 of the Company Disclosure Schedule shall be administered as described therein. No Continuing Employee who participates in any Acquiror Benefit Plan as of the date of this Agreement shall be adversely affected by the provisions of this section 5.11, other than the preservation of the rights of Acquiror or its Subsidiaries to amend or terminate any Company Benefit Plans or Acquiror Benefit Plans or any other contracts, arrangements, commitments or understandings, as set forth in the immediately preceding sentence.

SECTION 5.12.  Directors’ and Officers’ Indemnification.

(a) From and after the Effective Time, Acquiror and the Surviving Corporation shall indemnify and hold harmless each current (as of the Effective Time) and former officer and director of the Company and its subsidiaries (when acting in such capacity) (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any Proceeding arising out of or pertaining to the fact that the Indemnified Party is or was at any time prior to the Effective Time a director or officer of the Company or its subsidiaries, pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, at or after the Effective Time, to the same extent such Persons are indemnified or have the right to advancement of expenses as of the date hereof by the Company pursuant to the Company Certificate, the Company Bylaws and indemnification agreements, if any, in existence on the date hereof.

(b) The parties agree that all rights to indemnification, including provisions relating to advances of expenses, existing in favor of the Indemnified Parties as provided in Section 5.12(a), will survive the Merger and will continue in full force and effect for a period of not less than six years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim asserted, made or commenced within such period will continue until the final disposition of such claim.

(c) The provisions of this Section 5.12 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives. The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to law, contract or otherwise.

(d) In the event that either Acquiror or the Surviving Corporation or their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Acquiror or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.12.

(e) As of the Effective Time, the Surviving Corporation shall have purchased, and shall maintain, a tail policy to the current policy of directors’ and officers’ liability insurance maintained on the date hereof by the Company (the “Current Policy”) which tail policy shall be effective for a period from the Effective Time through and including the date six years after the Effective Time with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time, and which tail policy shall contain substantially the same coverage and amount as, and contain terms and conditions no less advantageous, in the aggregate, than the coverage currently provided by the Current Policy.

SECTION 5.13.  Notification of Certain Matters.  Between the date hereof and the Effective Time, each party will give prompt notice in writing to the other party of: (i) any information that indicates that any of its representations or warranties contained herein was not true and correct in any material respect as of the date hereof or will be untrue and incorrect in any material respect at and as of the Effective Time (except for changes permitted or contemplated by this Agreement), (ii) the occurrence or non-occurrence of any event which will result, or is reasonably likely to result, in the failure of any condition set forth in Article 6, any covenant or agreement contained in this Agreement to be complied with or satisfied, (iii) any failure of the Company to satisfy any condition or comply with, in any material respect, any covenant or agreement to be satisfied or complied with by it hereunder, (iv) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or that such transactions otherwise may violate the rights of or confer remedies upon such third party and (v) any notice of, or other communication relating to, any Litigation referred to in Section 5.17 or any order or judgment entered or rendered therein; provided, however, that the delivery of any notice pursuant to this Section 5.13 will not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

SECTION 5.14.  Affiliate Agreements.

(a) Not later than the 15th day prior to the mailing of the Joint Proxy Statement/Prospectus, the Company shall deliver to Acquiror a schedule of each Person that, to the Company’s Knowledge, is or is reasonably likely to be, as of the date of the Company Stockholders Meeting, deemed to be an “Affiliate” of the Company (each, a “Company Affiliate”) as that term is used in Rule 145 under the Securities Act.

(b) The Company shall use its reasonable best efforts to cause each Person who may be deemed to be a Company Affiliate to execute and deliver to Acquiror, on or before the date of mailing of the Joint Proxy Statement/Prospectus, an agreement in substantially the form attached hereto as Annex A.

SECTION 5.15.  Section 16 Matters.  Assuming that the Company delivers to Acquiror the Section 16 Information (as defined below) in a timely and accurate manner before the Effective Time, Acquiror’s Board, or a committee of “non-employee directors” thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event before the Effective Time adopt a resolution providing that the receipt by the Company Insiders (as defined below) of Acquiror Common Stock in exchange for shares of Company Stock, and of Company Stock Options or Company warrants to purchase shares of Acquiror Common Stock upon conversion of Company Stock Options and Company Warrants, in each case pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act, such that any such receipt shall be so exempt. For the purpose of this Section 5.15, “Company Insiders” means those officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information, and “Section 16 Information” means information regarding the Company Insiders, including the number of shares of Company Common Stock held or to be held by a Company Insider expected to be exchanged for Acquiror Common Stock in the Merger, and the number and description of the Company Stock Options and Company Warrants held by a Company Insider and expected to be converted into options or warrants to purchase shares of Acquiror Common Stock in connection with the Merger.

SECTION 5.16.  Plan of Reorganization.

(a) This Agreement is intended to constitute a “plan of reorganization” within the meaning of section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, each party hereto shall use its commercially reasonable efforts to cause the Merger to qualify, and will not take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Code. Following the Effective Time, neither the Surviving Corporation, Acquiror nor any of their Affiliates shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) As of the date hereof, neither Acquiror nor the Company knows of any reason (i) why it would not be able to deliver to counsel to Acquiror, at the date of the legal opinion required by Section 6.1(f), certificates substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable such firm to deliver such opinion, and Acquiror and the Company hereby agree to deliver such certificates effective as of the date of such opinion or (ii) why counsel to Acquiror would not be able to deliver the opinion required by Section 6.1(f). Acquiror and the Company will deliver such certificates to counsel to the Acquiror and will cooperate with such counsel in all reasonable respects.

SECTION 5.17.  Stockholder Litigation.  Each of the parties agrees to give the other party the opportunity to participate in the defense or settlement of any stockholder Litigation against Acquiror or the Company, as the case may be, and their respective officers or directors relating to any Litigation to which Acquiror or the Company is a party, and each of the parties shall not settle any such Litigation without the prior consent of the other party, which shall not be unreasonably withheld, delayed or conditioned. Except as expressly stated otherwise in this Section 5.17, the party named in any stockholder Litigation shall control and make all decisions related to such stockholder Litigation.

SECTION 5.18.  Consents of Accountants.  Acquiror and the Company will each use reasonable best efforts to cause to be delivered to each other consents from their respective independent registered public accounting firm, dated the date on which the Registration Statement shall become effective, in form reasonably satisfactory to the recipient and customary in scope and substance for consents delivered by independent registered public accounting firms in connection with registration statements on Form S-4 under the Securities Act.

SECTION 5.19.  Appointment of Additional Directors.  Acquiror shall take such action as may be required so that immediately after the Effective Date Acquiror Board shall consist of four (4) individuals designated by Acquiror and three (3) individuals designated by the Company. No less than three (3) Business Days prior to the Effective Date, Acquiror and the Company shall inform the other in writing of the Persons to be so designated.

SECTION 5.20.  State Takeover Laws.  If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation is or may become applicable to the Merger, Acquiror or the Company, as applicable, shall take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any such statute or regulation on the Merger.

SECTION 5.21.  Certificate of Amendment.  Prior to the Effective Time Acquiror will file with the Secretary of State of the State of Delaware a certificate of amendment to the Acquiror Certificate reflecting the amendment approved by Acquiror’s stockholders at the Acquiror Stockholders Meeting.

ARTICLE 6.

CONDITIONS TO CONSUMMATION OF THE MERGER

SECTION 6.1.  Conditions to Obligations of Each Party.  The respective obligations of each of the parties hereto to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver by Acquiror and the Company at or prior to the Effective Time of the following conditions:

(a) No Restraints.  No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the transactions contemplated hereby, or permitting such consummation only subject to any condition or restriction that has or would have a Material Adverse Effect shall have been issued since the date of this Agreement by any U.S. federal or state court of competent jurisdiction and shall remain in effect; and no U.S. federal or state law, statute, rule, regulation or decree that would prohibit or make the consummation of the Merger illegal shall have been enacted or adopted since the date of this Agreement and shall remain in effect.

(b) Registration Statement.  The Registration Statement (as amended or supplemented) shall have been declared effective in accordance with the provisions of the Securities Act; and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC, and no Proceeding shall have been initiated or threatened in writing by the SEC for the purpose of seeking or obtaining such a stop order.

(c) Listing.  The Acquiror Common Stock to be issued pursuant to this Agreement shall have been approved for listing on the NASDAQ, subject to official notice of issuance.

(d) Company Stockholder Approval.  The Company shall have obtained the Requisite Stockholder Vote at the Company Stockholders Meeting.

(e) Acquiror Stockholder Approval.  Acquiror shall have obtained the Requisite Stockholder Vote at the Acquiror Stockholders Meeting.

(f) Tax Opinion.  The Company and Acquiror shall have received an opinion (the “Tax Opinion”) of Holland & Knight, LLP, counsel to Acquiror, or another nationally recognized law firm, dated the Effective Date, substantially to the effect that, based upon the facts and assumptions stated therein for United States federal income tax purposes, the transactions contemplated by this Agreement should qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Holland & Knight, LLP or such other alternate firm may require and rely upon (and may incorporate by reference) representations and covenants made in certificates provided by the parties hereto and upon such other documents and data as Holland & Knight, LLP or such other alternate firm deems appropriate as a basis for such opinion.

(g) Third Party Consents.  All consents and approvals of all Persons required in connection with the execution, delivery and performance of this Agreement and consummation of the Merger shall have been obtained and shall be in full force and effect, unless the failure to obtain any such consent or approval is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Acquiror or the Company or to materially adversely affect the consummation of the Merger.

(h) Amendment of Acquiror Certificate.  Acquiror shall have obtained the Requisite Certificate Vote and shall have filed a certificate of amendment with the Secretary of State of the State of Delaware to increase the number of authorized shares of Acquiror Common Stock in a sufficient number to satisfy Acquiror’s obligations under this Agreement.

SECTION 6.2.  Conditions to Obligation of the Company.  The obligation of the Company to consummate the transactions contemplated by this Agreement is also subject to the fulfillment or written waiver by the Company at or prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties.

(1) The representations and warranties of Acquiror and MergerCo contained in this Agreement shall be true and correct (without giving effect to any limitation on any representation or warranty indicated by the words “Material Adverse Effect”, “in all material respects”, “in any material respect”, “material” or “materially”) as of the date hereof and as of the Effective Time, as though made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), in each case except where the failure of any such representations and warranties to be so true and correct would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(2) Notwithstanding Section 6.2(a)(1), the representations and warranties set forth in Section 4.3(e) (subject to de minimis deviations) and Section 4.3(h)(1) shall be true and correct in all respects as of the date hereof and as of the Effective Time, as though made on and as of the Effective Time.

(3) The Company shall have received a certificate, dated the Effective Date, signed on behalf of Acquiror by a senior executive officer to such effect.

(b) Performance of Obligations of Acquiror and MergerCo.  Acquiror and MergerCo shall have performed in all material respects all covenants required to be performed by it under this Agreement at or prior to the Effective Time, and the Company shall have received certificates, dated the Effective Date, signed on behalf of Acquiror and MergerCo, respectively, by a senior executive officer to such effect.

(c) Fairness Opinion.  The Company shall have received a written opinion in a form reasonably acceptable to the Company from Seven Hills Partners LLC (or another investment banking firm reasonably acceptable to the Company) to the effect that the Common Stock Exchange Ratio is fair, from a financial point of view, to the holders of the Company Common Stock (other than Acquiror and its Affiliates).

(d) Board Matters.  Acquiror shall have taken all requisite action and shall have obtained letters of registration necessary, effective as of the Effective Time, to cause the Acquiror Board to be constituted as set forth in Section 5.19; provided, however, that the Company shall have timely provided to Acquiror the names of the Company-designated individuals as provided for in Section 5.19.

SECTION 6.3.  Conditions to Obligation of Acquiror and MergerCo.  The obligation of Acquiror and MergerCo to consummate the Merger is also subject to the fulfillment or written waiver by Acquiror at or prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties.

(1) The representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation on any representation or warranty indicated by the words “Material Adverse Effect”, “in all material respects”, “in any material respect”, “material” or “materially”) as of the date hereof and as of the Effective Time, as though made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), in each case except where the failure of any such representations and warranties to be so true and correct would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(2) Notwithstanding Section 6.3(a)(1), the representations and warranties set forth in Section 4.2(e) (subject to de minimis deviations) and Section 4.2(h)(1) shall be true and correct in all respects as of the date hereof and as of the Effective Time, as though made on and as of the Effective Time.

(3) Acquiror shall have received a certificate, dated the Effective Date, signed on behalf of the Company by a senior executive officer to such effect.

(b) Performance of Obligations of the Company.  The Company shall have performed in all material respects all covenants required to be performed by it under this Agreement at or prior to the Effective Time, and Acquiror shall have received, prior to the Effective Time, a certificate, dated the Effective Date, signed on behalf of the Company by a senior executive officer to such effect.

(c) Fairness Opinion.  Acquiror shall have received a written opinion in a form reasonably acceptable to Acquiror from Duff & Phelps, LLC (or another investment banking firm reasonably acceptable to Acquiror) to the effect that the Common Stock Exchange Ratio is fair from a financial point of view to the public stockholders of Acquiror.

ARTICLE 7.

TERMINATION

SECTION 7.1.  Termination.  This Agreement may be terminated, and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval thereof by stockholders of the Company or Acquiror:

(a) by the mutual consent of Acquiror and the Company authorized by their respective Boards of Directors;

(b) by Acquiror or the Company in the event of either: (1) a breach by the other party of any representation or warranty contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, or (2) a breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach and which breach, in each case, is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on the breaching party or the Surviving Corporation;

(c) At any time prior to the Effective Time, by Acquiror or the Company in the event that the Merger is not consummated by March 31, 2008 or such later date as the Company and Acquiror may mutually agree, except to the extent that the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate pursuant to this Section 7.1(c);

(d) By the Company or Acquiror in the event (1) the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority, or such Governmental Authority shall have requested the permanent withdrawal of any application therefor, provided, however, that the party seeking to terminate this Agreement pursuant to this Section 7.1(d) shall have used commercially reasonable efforts to prevent the entry of and to remove such restraint, or (2) the stockholder approval required by Section 6.1(e) herein is not obtained at the Company Stockholders Meeting or at any adjournment or postponement thereof, or (3) the stockholder approval required by Section 6.1(f) herein is not obtained at the Acquiror Stockholders Meeting or at any adjournment or postponement thereof;

(e) By the Company prior to obtaining the Requisite Stockholder Vote in the event that the Company receives and accepts a Superior Proposal;

(f) By Acquiror in the event that an Adverse Recommendation Change has occurred (other than an Adverse Recommendation Change occurring as a result of an Acquiror Material Adverse Effect);

(g) By the Company in the event that an Acquiror Adverse Recommendation Change has occurred (other than an Acquiror Adverse Recommendation Change occurring as a result of a Company Material Adverse Effect);

(h) By Acquiror in the event that a willful and material breach of Section 5.3 has occurred and such breach leads to the making of a Superior Proposal; and

(i) By the Company in the event that Acquiror receives and accepts an Acquiror Acquisition Proposal.

Any party desiring to terminate this Agreement shall give written notice of such termination and the reasons therefor to the other party.

SECTION 7.2.  Expenses on Termination.

(a) In the event that this Agreement is terminated by Acquiror pursuant to Section 7.1(b), Section 7.1(f) or Section 7.1(h) or by the Company pursuant to Section 7.1(e), then the Company shall reimburse in their entirety, up to a maximum of $750,000, the fees and expenses of Acquiror (including attorneys’ fees and expenses) incurred in connection with this Agreement and the transactions contemplated herein.

(b) In the event that this Agreement is terminated by the Company pursuant to Section 7.1(b), Section 7.1(g) or Section 7.1(i), then Acquiror shall reimburse in their entirety, up to a maximum of $750,000, the fees and expenses of the Company (including attorneys’ fees and expenses) incurred in connection with this Agreement and the transactions contemplated herein.

(c) The amounts paid pursuant to Section 7.2(a) or (b) shall constitute for the party receiving the fee such party’s sole and exclusive remedy for such termination (other than as provided in Section 7.3 below) and such amount paid shall constitute liquidated damages in respect of, the termination of this Agreement regardless of the circumstances giving rise to such termination.

SECTION 7.3.  Effect of Termination and Abandonment.  In the event of any termination of this Agreement pursuant to Section 7.1, this Agreement (other than as set forth in Section 8.1 below) immediately will become void and there will be no liability or obligation on the part of any party or their respective Affiliates, stockholders, directors, officers, agents or representatives; provided, that no such termination will relieve any party of any liability or damages resulting from any willful or intentional breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

ARTICLE 8.

MISCELLANEOUS

SECTION 8.1.  Survival.  No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time or termination of this Agreement if this Agreement is terminated prior to the Effective Time; provided, however, that (a) to the extent the agreements of the parties contained herein by their terms apply after the Effective Time, such agreements shall survive the Effective Time and (b) if this Agreement is terminated prior to the Effective Time, the agreements of the parties contained in Section 5.8(b) and Section 7.2 and Article 8 shall survive such termination.

SECTION 8.2.  Waiver; Amendment.  Prior to the Effective Time, any provision of this Agreement may be: (1) waived by the party benefited by the provision, or (2) amended or modified at any time, by an agreement in writing between the parties hereto approved or authorized by their respective Boards of Directors and executed in the same manner as this Agreement, except that, after approval of the Merger by the stockholders of the Company or Acquiror, no amendment may be made which under applicable law requires further approval of such stockholders without obtaining such required further approval.

SECTION 8.3.  Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 8.4.  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

SECTION 8.5.  Expenses.  Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, whether or not the Merger is consummated, except that Acquiror shall bear the following: (i) all fees and expenses, other than attorneys’, accountants’, financial advisers’ and consultants’ fees and expenses which shall be paid by the party incurring same, incurred in relation to the printing and filing with the SEC of the Joint Proxy Statement/Prospectus, including preliminary materials related thereto and the Registration Statement, including financial statements and exhibits, and any amendments and supplements thereto, and (ii) the filing fees for the Registration Statement; provided, however, that if this Agreement is terminated for any reason, the Company will repay to the Acquiror one-half of all the expenses in clauses (i) and (ii) actually paid by the Acquiror (other than attorneys’, accountants’, financial advisers’ and consultants’ fees and expenses).

SECTION 8.6.  Notices.  All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given: (1) on the date of delivery, if personally delivered, (2) on the first Business Day following the date of dispatch, if delivered by a nationally recognized next-day courier service, or (3) on the third Business Day following the date of mailing, if mailed by registered or certified mail (return receipt requested), in each case to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

If to the Company, to:

Digital Angel Corporation
1690 South Congress Avenue
Suite 201
Delray Beach, FL 33445
Attention: Barry M. Edelstein, Chief Executive Officer

With a copy to:
Digital Angel Corporation
1690 South Congress Avenue
Suite 201
Delray Beach, FL 33445
Attention: Michael S. Zarriello, Special Committee Chairman

and a copy to:

Cozen O’Connor
1900 Market Street
Philadelphia, PA 19103
Attention: Sandra A. Bloch

and

Winthrop & Weinstine P.A.
225 South Sixth Street, Suite 3500
Minneapolis, MN 55402
Attention: Phillip T. Colton

If to Acquiror or MergerCo, to:

Applied Digital Solutions, Inc.
1690 South Congress Avenue
Suite 200
Delray Beach, FL 33445
Attention: Michael E. Krawitz, Chief Executive Officer

With a copy to:

Applied Digital Solutions, Inc.
1690 South Congress Avenue
Suite 200
Delray Beach, FL 33445
Attention: Michael A. Norris, Special Committee Chairman

and a copy to:

Holland & Knight LLP
701 Brickell Avenue, Suite 3000
Miami, FL 33131
Attention: Harvey Goldman

and

Baker Botts LLP
2001 Ross Avenue
Dallas, TX 75201
Attention: John W. Martin

SECTION 8.7.  Entire Understanding, No Third Party Beneficiaries.  This Agreement (together with the Disclosure Schedules and the Mutual Nondisclosure and Confidentiality Agreement dated June 5, 2007) represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby supersedes any and all other oral or written agreements heretofore made. Except for Section 5.12, insofar as such Section expressly provides certain rights to the Persons named therein, nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

SECTION 8.8.  Assignment.  Neither this Agreement nor any of the rights or obligations hereunder may be assigned by any party without the prior written consent of the other parties hereto. Subject to the foregoing, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

SECTION 8.9.  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party.

SECTION 8.10.  Waiver of Jury Trial.  EACH OF THE PARTIES TO THIS AGREEMENT IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

SECTION 8.11.  Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Court of Chancery or any Federal court located in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity.

SECTION 8.12.  Jurisdiction.  Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery or any Federal court located in the State of Delaware in the event any dispute arises out of this Agreement or the Merger, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees that it will not bring any action arising out of or relating to this Agreement or the Merger in any court other than the Delaware Court of Chancery or any Federal court sitting in the State of Delaware.

SECTION 8.13.  Joint Participation.  The parties acknowledge and confirm that each of their respective attorneys have participated jointly in the drafting, review and revision of this Agreement and that it has not been written solely by counsel for one party and that each party has had the benefit of its independent legal counsel’s advice with respect to the terms and provisions hereof and its rights and obligations hereunder. Each party hereto, therefore, stipulates and agrees that the rule of construction to the effect that any ambiguities are to be or may be resolved against the drafting party shall not be employed in the interpretation of this Agreement to favor any party against another and that no party shall have the benefit of any legal presumption or the detriment of any burden of proof by reason of any ambiguity or uncertain meaning contained in this Agreement.

SECTION 8.14.  Public Announcement.

(a) On the date this Agreement is executed, Acquiror and the Company shall issue a joint press release with respect to the execution hereof and the transactions contemplated hereby. Except as may be required by applicable law or any listing agreement with or rule of any regulatory body, national securities exchange or association, Acquiror and the Company shall consult with each other before issuing any press release, making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated by this Agreement.

(b) Before any Merger Communication of Acquiror, the Company or any of their respective “participants” (as defined in Rule 165 of the Securities Act or Item 4 of Schedule 14A of the Exchange Act) is (i) disseminated to any investor, analyst, member of the media, employee, client, customer or other third party or otherwise made accessible on the website of Acquiror, the Company or any such participant, as applicable (whether in written, video or oral form via webcast, hyperlink or otherwise), or (ii) utilized by any executive officer, key employee or advisor of Acquiror, the Company or any such participant, as applicable, as a script in discussions or meetings with any third parties, Acquiror or the Company, as the case may be, shall (or shall cause any such participant to) cooperate in good faith with respect to any such Merger Communication for purposes of, among other things, determining whether that communication (x) is required to be filed under Rules 165 and 425 of the Exchange Act or (y) constitutes “soliciting material” that is required to be filed by Rule 14a-6(b) or Rule 14a-12(b) of the Exchange Act, as applicable. Acquiror, MergerCo or the Company, as applicable, shall (or shall cause any such participant to) give reasonable and good faith consideration to any comments made by the other such party or parties and their counsel on any such Merger Communication. For purposes of the foregoing, the term “Merger Communication” shall mean, with respect to any Person, any document or other written communication prepared by or on behalf of that Person, or any document or other material or information posted or made accessible on the website of that Person (whether in written, video or oral form via webcast, hyperlink or otherwise), that is related to any of the transactions contemplated by this Agreement and, if reviewed by a relevant stockholder, could reasonably be deemed to constitute either (x) an offer to sell such stock or a solicitation of any offer to buy the Acquiror Common Stock or (y) a “solicitation” of “proxies” (in each case, as defined in Rule 14a-1 of the Exchange Act) in favor of the Merger.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed as of the day and year first above written.

DIGITAL ANGEL CORPORATION

By:	/s/ Barry M. Edelstein Name: Barry M. Edelstein Its: Chief Executive Officer and President

APPLIED DIGITAL SOLUTIONS, INC.

By:	/s/ Michael E. Krawitz Name: Michael E. Krawitz Its: Chief Executive Officer and President

DIGITAL ANGEL ACQUISITION CORP.

By:	/s/ Michael E. Krawitz Name: Michael E. Krawitz Its: Chief Executive Officer and President

(Signature Page to Agreement and Plan of Reorganization)

ANNEX B

DUFF & PHELPS. LLC  •   311 SOUTH WACKER DRIVE, SUITE 4200  •   CHICAGO, IL 60606  •   Tel 312 697-4600  •   Fax 312-697-0112

Duff & Phelps

August 8, 2007

Special Committee of the Board of Directors
Applied Digital Solutions, Inc.
1690 South Congress Avenue
Delray Beach, FL 33445

Dear Members of the Special Committee:

The Special Committee of the Board of Directors of Applied Digital Solutions, Inc. (the “Company”) has engaged Duff & Phelps, LLC (“Duff & Phelps”) as its independent financial advisor to provide an opinion (the “Opinion”) as of the date hereof as to the fairness to the public stockholders of the Company, from a financial point of view, of the Exchange Ratio (as hereinafter defined) in the contemplated transaction described below (the “Proposed Transaction”)(without giving effect to any impact of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder). We have been advised that the Company already owns approximately 55.2% of Digital Angel Corporation (“Digital Angel”). Duff & Phelps will receive a fee for rendering this Opinion, which is not contingent upon either the conclusion expressed herein or the successful consummation of the Proposed Transaction. This Opinion has been approved by the internal opinion committee of Duff & Phelps. Other than this engagement, Duff & Phelps has not provided financial advisory services to the Company or to Digital Angel.

Description of the Proposed Transaction

The Proposed Transaction involves the acquisition by the Company of the outstanding stock of Digital Angel not owned directly or indirectly by the Company pursuant to an agreement and plan of reorganization by and among Digital Angel, the Company, and Digital Angel Acquisition Corp., a wholly owned direct subsidiary of the Company (the “Merger Agreement”). The Proposed Transaction will be effected by a merger whereby, except for shares held in treasury or owned directly or indirectly by the Company, each issued and outstanding share of Digital Angel common stock (the “Digital Angel Common Stock”) will be converted into and represent the right to receive 1.4 shares (the “Exchange Ratio”) of validly issued, fully paid and nonassessable shares of Company common stock (the “Company Common Stock”), subject to adjustment as provided for in the Merger Agreement.

Scope of Analysis

In connection with this Opinion, we have made such reviews, analyses and inquiries, as we have deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Our due diligence with regards to the Proposed Transaction included, but was not limited to, the items summarized below.

1.	Conducted meetings with members of the senior management team of Digital Angel in person and via teleconference, including Kevin N. McGrath, President & Chief Executive Officer; and Lorraine Breece, Vice President, Chief Financial Officer & Treasurer, at which we discussed the operations, financial condition, future prospects, and projected operations and performance of Digital Angel;

Special Committee of the Board of Directors
Applied Digital Solutions, Inc.
August 8, 2007

2.	Conducted meetings with members of the senior management team of the Company in person and via teleconference, including Michael Krawitz, Chief Executive Officer; and Lorraine Breece, Senior Vice President & Chief Financial Officer, at which we discussed the operations, financial condition, future prospects, and projected operations and performance of the Company and of Digital Angel;

3.	Reviewed the financial statements and filings with the Securities and Exchange Commission (the “SEC”), including the annual reports on Form 10-K for the fiscal years ended December 31, 2002 through 2006, and the quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2006 and March 31, 2007 for each of the Company and Digital Angel;

4.	Reviewed certain publicly available business and financial information for each of the Company and Digital Angel, and the industries in which they operate;

5.	Reviewed financial projections for Digital Angel prepared by Digital Angel management for the fiscal years 2007 through 2011 (the “Digital Angel Forecasts”);

6.	Reviewed the Merger Agreement dated August 8, 2007;

7.	Reviewed the Confidential Memorandum dated August 2006 prepared by Raymond James & Associates, Inc.;

8.	Reviewed the Digital Angel Management Presentation;

9.	Reviewed a schedule of cost savings expected to be realized as a result of the Proposed Transaction, as prepared by Company management (the “Cost Savings”);

10.	Reviewed the pro forma impact of the Proposed Transaction on the Company;

11.	Reviewed the historical trading price and trading volume of the Company Common Stock, Digital Angel Common Stock and the publicly traded securities of certain other companies that we deemed relevant;

12.	Compared the financial performance of the Company and of Digital Angel and the prices and trading activity of the Company Common Stock and Digital Angel Common Stock with those of certain other publicly traded companies that we deemed relevant;

13.	Compared certain financial terms of the Proposed Transaction to financial terms, to the extent publicly available, of certain other business combination transactions that we deemed relevant; and

14.	Conducted such other analyses and considered such other factors as we deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analysis and rendering its Opinion with respect to the Proposed Transaction, Duff & Phelps, with your consent:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Digital Angel and Company management, and did not independently verify such information;

2.	Assumed that any estimates, evaluations, forecasts and projections, as well as the Cost Savings, furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same;

3.	Assumed that the final versions of all documents reviewed by us in draft form conform in all material respects to the drafts reviewed;

Special Committee of the Board of Directors
Applied Digital Solutions, Inc.
August 8, 2007

4.	Assumed that information supplied and representations and warranties made in the Merger Agreement are substantially accurate;

5.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

6.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on Digital Angel, the Company, or the contemplated benefits expected to be derived in the Proposed Transaction.

In our analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction. To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon.

Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of Digital Angel’s or the Company’s solvency or of any specific assets or liabilities (contingent or otherwise). This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of Digital Angel’s or the Company’s credit worthiness or otherwise as tax advice or as accounting advice. This Opinion does not express an opinion about any compensation paid or payable to the officers, directors or employees of either the Company or Digital Angel relative to the consideration to be paid to the holders of Company Common Stock or Digital Angel Common Stock. Duff & Phelps was not requested to and did not provide advice concerning the structure, the specific amount or form of the consideration, or any other aspect of the Proposed Transaction, or to provide services other than the delivery of this Opinion. Duff & Phelps was not requested to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of Digital Angel or the Company or any other alternative transaction. Duff & Phelps did not participate in negotiations with respect to the terms of the Merger Agreement or the Proposed Transaction and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Merger Agreement and the Proposed Transaction. In addition, Duff & Phelps is not expressing any opinion as to the market price or value of the Company Common Stock or Digital Angel Common Stock after announcement of the Proposed Transaction. In rendering this Opinion, Duff & Phelps relied upon the fact that the Special Committee and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken; and Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof. Notwithstanding and without limiting the foregoing, in the event that there is any change in any fact or matter affecting this Opinion after the date hereof and prior to the completion of the Proposed Transaction, Duff & Phelps reserves the right to change, modify or withdraw this Opinion.

The basis and methodology for this Opinion have been designed specifically for the express purposes of the Special Committee and may not translate to any other purposes. This Opinion is not a recommendation as to how the Special Committee, any stockholder or any other party to the Proposed Transaction should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed

Special Committee of the Board of Directors
Applied Digital Solutions, Inc.
August 8, 2007

Transaction or any related transaction, nor does it indicate that the consideration paid is the best possibly attainable under any circumstances. Instead, it merely states whether the Exchange Ratio in the Proposed Transaction is within a range suggested by certain financial analysis. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion may be included in its entirety in any proxy statement distributed to stockholders of the Company in connection with the Proposed Transaction or other document required by law or regulation to be filed with the SEC, and you may summarize or otherwise reference the existence of this Opinion in such documents, provided that any such summary or reference language shall be subject to prior approval by Duff & Phelps. Except as described above, without our prior consent, this Opinion may not be quoted or referred to, in whole or in part, in any written document or used for any other purpose.

Duff & Phelps has not been requested to opine as to, and this Opinion does not address: (i) the fairness of any portion or aspect of the Proposed Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or Digital Angel, or any other party other than those set forth in this Opinion; (ii) the relative merits of the Proposed Transaction as compared to any alternative business strategies that might exist for the Company, Digital Angel or any other party or the effect of any other transaction in which the Company, Digital Angel or any other party might engage; (iii) the fairness of any portion or aspect of the Proposed Transaction to any one class or group of the Company’s or any other party’s security holders vis-à-vis any other class or group of the Company’s or such other party’s security holders (including without limitation the allocation of any consideration amongst or within such classes or groups of security holders); or (iv) whether or not the Company, Digital Angel, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Proposed Transaction.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that the Exchange Ratio is fair to the public stockholders of the Company, from a financial point of view (without giving effect to any impacts of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).

Respectfully submitted,

/s/ Duff & Phelps, LLC
Duff & Phelps, llc

ANNEX C
SEVEN HILLS

August 8, 2007

PERSONAL & CONFIDENTIAL

Special Committee of the Board of Directors
Digital Angel Corporation
490 Villaume Avenue
South St. Paul, MN 55075-2443

Members of the Special Committee:

We understand that Digital Angel Corporation (the “Company”), Digital Angel Acquisition Corp. (“MergerCo”) and Applied Digital Solutions, Inc. (the “Acquiror”) propose to enter into an Agreement and Plan of Reorganization, substantially in the form of the draft dated August 7, 2007 (the “Agreement”), which provides, among other things, that (i) MergerCo will merge with and into the Company (the “Merger”) and (ii) each share of common stock, par value $0.005 per share of, of the Company (“Company Common Stock”), other than shares of Company Common Stock owned directly or indirectly by the Acquiror, will be converted into a right to receive 1.4 shares of common stock, par value $0.01 per share (“Acquiror Common Stock”), of the Acquiror (the “Common Stock Exchange Ratio”).

The Special Committee of the Board of Directors of the Company (the “Special Committee”) has requested our opinion as to the fairness of the Common Stock Exchange Ratio, from a financial point of view, to holders of Company Common Stock (other than the Acquiror and its affiliates).

Seven Hills Partners LLC provides merger and acquisition advisory services to public and private companies. In this capacity, we are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions as well as for other transactions and corporate purposes.

In connection with the Merger, we have not been authorized to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of the Company or the Company Common Stock, and did not otherwise participate in the transaction process. Our opinion does not address the Company’s underlying business decision to effect the Merger. We did not evaluate, nor did the Company request us to evaluate, alternative transaction structures or financial alternatives other than the Merger.

In connection with our opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

a.	a draft of the Agreement dated August 7, 2007 which, for purposes of this opinion, we have assumed to be in all material respects identical to the agreement to be executed;

b.	certain publicly available financial and other information for the Company and the Acquiror, including Annual Reports on Form 10-K for the fiscal year ended December 31, 2006 and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2007 and certain other relevant financial and operating data furnished to us by management of the Company;

c.	certain internal financial analyses, financial forecasts, reports and other information concerning the Company, prepared and furnished to us by management of the Company;

Seven Hills Partners LLC
275 Battery Street • San Francisco, CA • 94111
Tel: (415) 869-6200 • Fax: (415) 869-6262

Member of NASD and SIPC

d. certain internal financial forecasts and other information concerning the Acquiror, furnished to us by management of the Company;

e.	discussions we have had with certain members of the Company management concerning the historical and current business operations and strategy, financial condition and prospects of the Company and such other matters we deemed relevant;

f.	certain operating results, the reported price and trading histories of the shares of Company Common Stock and Acquiror Common Stock, and operating results, the reported price and trading histories of certain publicly traded companies we deemed relevant;

g.	certain financial terms of the Merger as compared to the financial terms of certain selected business combinations we deemed relevant; and

h.	such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this opinion.

In conducting our review and arriving at our opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us or otherwise made available by the Company or its advisors (including, without limitation, the representations and warranties contained in the Agreement) or that is publicly available. We have not assumed any responsibility for the accuracy or completeness, or independently verified, any such information. Our analyses were based, among other things, on the financial projections of the Company (the “Company Financial Projections”) prepared by management of the Company and the financial projections of the Acquiror (the “Acquiror Financial Projections” and collectively with the Company Financial Projections, the “Financial Projections”) prepared by management of the Acquiror. With respect to the Financial Projections, which were furnished to us, discussed with us or reviewed for us by management of the Company, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company or the Acquiror, as the case may be, as to the future competitive, operating and regulatory environments and related financial performance of the Company or the Acquiror, as the case may be, and such projections and the assumptions derived therefrom provide a reasonable basis for our opinion. We express no view as to such Financial Projections, or the assumptions on which they are based.

In addition, we have not conducted, nor have we assumed any obligation to conduct, any physical inspection of the properties or facilities of the Company or the Acquiror. We have also assumed that in the course of obtaining the necessary regulatory and third party approvals, consents and releases for the Merger, no modification, delay, restriction or condition will be imposed that will have a material adverse effect on the Merger and that the Merger will be consummated in accordance with applicable laws and regulations and the terms of the Agreement, without delay, waiver, amendment or modification of any material term, condition or agreement. We have relied without independent verification upon the views of management of the Company concerning the business, operational and strategic benefits and implications of the Merger. Our analyses must be considered as a whole. Considering any portion of such analyses or the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusions expressed herein.

We have not been asked to pass upon, and express no opinion with respect to, any matters, including any agreements between the Company and the Acquiror or any of their respective affiliates, other than the fairness from a financial point of view of the Common Stock Exchange Ratio to holders of Company Common Stock (other than the Acquiror and its affiliates).

We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company nor have we been furnished with such materials. We have assumed with your consent that there are no legal issues with regard to the Company or the Acquiror that would affect our opinion, and we have relied on this assumption without undertaking any independent investigation or inquiry. Our opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion and we expressly disclaim any responsibility to do so. Our opinion does not address the relative merits of the Merger as compared to other business strategies that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Merger. We express no view as to the federal, state or local tax consequences of the Merger.

For purposes of rendering our opinion we have assumed in all respects material to our analysis that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver thereof.

It is understood that this letter is intended for the benefit and use of the Special Committee in its consideration of the Merger and may not be used for any other purpose or reproduced, disseminated, quoted, communicated (in whole or in part) or referred to at any time, in any manner or for any purpose without our prior written consent, except that this opinion may be provided to the Board of Directors of the Company and may be included in its entirety, if required, in any filing made by the Company with respect to the Merger with the Securities and Exchange Commission, provided that this opinion is reproduced in such filing in full and any description of or reference to us or summary of this opinion and the related analyses in such filing is in a form acceptable to us and our counsel in our sole discretion. This letter does not constitute a recommendation to any holder of Company Common Stock, or any other person, as to how such person should act with respect to the Merger.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Common Stock Exchange Ratio is fair, from a financial point of view, to holders of Company Common Stock (other than the Acquiror and its affiliates).

Very truly yours,

/s/ Seven Hills Partners LLC

SEVEN HILLS PARTNERS LLC

ANNEX D

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

OF

APPLIED DIGITAL SOLUTIONS, INC.

It is hereby certified that:

1. The name of the corporation (hereinafter called the “Corporation”) is Applied Digital Solutions, Inc.

2. The Certificate of Incorporation of the Corporation is hereby amended by changing the first paragraph of the Article numbered “Three” so that, as amended, said paragraph of said Article shall be and read as follows:

ARTICLE THREE

“The aggregate number of shares of all classes of stock which the Corporation shall have authority to issue is One Hundred Seventy Million (170,000,000) shares, of which Five Million (5,000,000) shares shall be preferred stock (“Preferred Stock”) having a par value of $10.00 per share and One Hundred Sixty-Five Million (165,000,000) shares shall be common stock (“Common Stock”) having a par value of $.01 per share. A statement of the preferences, qualifications, limitations, restrictions, and the special or relative rights, including convertible rights, in respect of the shares of each class is as follows:”

3. Thereafter, pursuant to a resolution of its Board of Directors, a meeting of stockholders of the Corporation was duly called and held, on • upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

4. The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

NOW, THEREFORE, the Corporation has caused this Certificate to be signed this • day of •, 2007.

By:	Title: Name:

D-1

ANNEX E

AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION
OF
DIGITAL ANGEL CORPORATION

DIGITAL ANGEL CORPORATION, a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The Restated Certificate of Incorporation as heretofore amended and supplemented is further amended to delete former Article Ninth, section (ii).

2. The Board of Directors of the corporation has duly adopted this amendment to the Restated Certificate of Incorporation pursuant to the provisions of Section 245 of the General Corporation Law of the State of Delaware in the form set forth as follows:

NINTH:  The Corporation shall not take any of the following actions without the approval of the holders of 66.6% of the issued and outstanding common stock of the Corporation: implementing a Bankruptcy Decision with respect to the Corporation or any of its direct or indirect subsidiaries if, at the time such Bankruptcy Decision is implemented or is to be implemented, (A) a Bankruptcy Decision has been made with respect to Applied Digital Solutions, Inc., a corporation organized under the laws of Delaware (“ADS”), or any of its direct or indirect subsidiaries, or (B) ADS is in default under or with respect to any obligation for borrowed money, including the Credit Documents, regardless of whether such default has been declared.

For purposes of article NINTH above, the following defined terms shall have the following meanings:

“Bankruptcy Decision” means, with respect to a specified entity, any of the following actions: (i) filing any voluntary petition in bankruptcy on behalf of such entity, (ii) consenting to the filing of any involuntary petition in bankruptcy against such entity, (iii) filing any petition seeking, or consenting to, reorganization or relief under any applicable federal, state or foreign law relating to bankruptcy or insolvency, on behalf of such entity, (iv) consenting to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of such entity or a substantial part of the property of such entity, (v) making any assignment for the benefit of creditors on behalf of such entity, (vi) admitting in writing the inability of such entity to pay its debts generally as they become due, or (vii) taking any action by such entity in furtherance of any of the foregoing actions.

“Corporation Stock” means the common stock, par value $.005 per share, of the Corporation, and any stock into which such common stock shall have been changed, any stock resulting from any reclassification of such common stock, any other shares of stock issued or issuable with respect thereto (whether by way of a stock dividend or stock split or in exchange for or upon conversion of such shares or otherwise in connection with a combination of shares, recapitalization, merger, consolidation or other corporate reorganization), and all other stock of any class or classes (however designated) of the Corporation (or its successors) the holders of which have the right, without limitation as to amount, either to all or to a share of the balance of current dividends and liquidating dividends after the payment of dividends and distributions on any shares entitled to preference.

“Credit Agreement” means that certain Third Amended and Restated Term Credit Agreement, dated as of March 1, 2002, among IBM Credit Corporation, Digital Angel Share Trust and ADS.

“Credit Documents” means the Credit Agreement, the Guarantee (as defined in the Credit Agreement), and any security agreements, leases, instruments, documents, guarantees, schedules of assignment, contracts and similar agreements, including schedules, attachments, exhibits and ancillary documentation or other supporting documents, executed by or on behalf of each Borrower (as defined in the Credit Agreement), or any other Loan Party (as defined in the Credit Agreement), and delivered to Lender (as defined in the Credit Agreement), pursuant to the Credit Agreement or otherwise, and all amendments, supplements and other modifications to the foregoing from time to time.

E-1

“Fair Market Value” means, on any date specified, the average of the daily Market Price of a share of Corporation Stock during the 10 consecutive trading days before such date, except that, if on any such date the shares of Corporation Stock are not listed or admitted for trading on any national securities exchange or quoted in the over-the-counter market, Fair Market Value shall be the Market Price on such date.

“Market Price” means, on any date specified, an amount per share of Corporation Stock equal to (i) the last reported sale price of such common stock, regular way, on such date or, in case no such sale takes place on such date, the average of the closing bid and asked prices thereof regular way on such date, in either case as officially reported on the principal national securities exchange on which such Corporation Stock is then listed or admitted for trading, (ii) if such Corporation Stock is not then listed or admitted for trading on any national securities exchange but is designated as a national market system security by the NASD, the last reported trading price of the Corporation Stock on such date, (iii) if there shall have been no trading on such date or if the Corporation Stock is not so designated, the average of the closing bid and asked prices of the Corporation Stock on such date as shown by the NASD automated quotation system, or (iv) if such Corporation Stock is not then listed or admitted for trading on any national exchange or quoted in the over-the-counter market, the fair value thereof (as of a date which is within 10 days of the date as of which the determination is to be made) determined in good faith by the Corporation’s Board of Directors.”

3. This Amendment to the Certificate of Incorporation was duly adopted by vote of the stockholders in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Digital Angel Corporation, has caused this Certificate to be signed by                          , and attested by                          , its           , this       day of August, 2007.

DIGITAL ANGEL CORPORATION

By:

ATTEST:

E-2

ANNEX F

APPLIED DIGITAL SOLUTIONS, INC.
EMPLOYMENT AND NON-COMPETE AGREEMENT

AGREEMENT made this 6th day of December 2006 (the “Effective Date”), by and between the parties to this Agreement (hereinafter individually referred to as “Party” and collectively referred to as “Parties”), APPLIED DIGITAL SOLUTIONS, INC., a Missouri Business Corporation (hereinafter referred to as “ADS”), and MICHAEL KRAWITZ (hereinafter referred to as “Executive”).

WHEREAS, ADS is an advanced digital technology development company (the “Business”); and

WHEREAS, Executive has contributed meaningfully in his capacity as Executive Vice President and General Counsel of ADS; and

WHEREAS, ADS finds it is in its best interest to enhance Executive’s contribution to the Business, to protect its technologies and business relationships, and to engage Executive’s services as Chief Executive Officer of ADS; and

WHEREAS, Executive is willing to assume the fulltime role as ADS’s Chief Executive Officer;

NOW THEREFORE, in consideration of the promises and the mutual obligations set forth in this Agreement, the Parties agree as follows:

1. EMPLOYMENT. ADS agrees to continue to employ Executive, and Executive agrees to accept such continued employment by ADS, pursuant to the terms and conditions set forth in this Agreement. Executive agrees that the provisions and benefits under the 2003 Severance Policy, and the 2004 Executive Management Change in Control Plan shall terminate with respect to Executive and Executive specifically waives any rights he may have thereunder.

2. POSITION AND RESPONSIBILITIES. During the term of this Agreement, as defined below, Executive shall serve as Chief Executive Officer of ADS and will perform such duties and exercise such supervision with regard to the business of ADS as are associated with such positions, as well as such additional duties as may be prescribed from time to time by ADS’s Board of Directors (the “Board”). Executive agrees to render services to the best of Executive’s ability for and on behalf of ADS. Executive agrees to devote his full business time to rendering such services on behalf of ADS, other than reasonable time for charitable works, managing personal investments and, with the consent of the Board, service on boards of other companies.

3. TERM. Except as terminated in this Section 3 or Section 8(c) of this Agreement, the term of this Agreement (the “Term”) shall commence on the Effective Date and shall continue in force thereafter. Notwithstanding the foregoing, upon the happening of any of the following events, this Agreement shall terminate (unless otherwise provided herein for a termination after a period of time) and Executive shall cease to be an employee of ADS:

(a) Executive’s resignation upon sixty (60) days advance written notice;

(b) Executive’s Total Disability upon ADS’s election. For purposes of this Agreement, “Total Disability” shall be defined as Executive’s inability, due to illness, accident or any other physical or mental incapacity, to perform Executive’s usual responsibilities performed by Executive for ADS prior to the onset of such disability, for one hundred eighty (180) consecutive days during the Term. ADS may elect, by written notice to Executive, within thirty (30) days of the end of such period of Total Disability defined above, to terminate Executive’s employment herein;

(c) the death of Executive;

(d) Executive’s Constructive Termination. For purposes of this Agreement, “Constructive Termination” shall be defined as a material breach by ADS of its obligations under this Agreement, including but not limited to (i) any reduction of Executive’s Base Salary or incentive compensation as provided herein,

(ii) a diminution in duties or position, (iii) moving Executive’s workplace away from headquarters or moving headquarters outside of Palm Beach, Broward or Dade Counties. If Executive chooses to treat such material breach as a Constructive Termination, Executive shall provide ADS with written notice describing the circumstances being relied upon by Executive for such termination with respect to this Agreement within thirty (30) days after the event giving rise to the Constructive Termination. ADS shall have thirty (30) days after receipt of such notice to remedy the situation prior to the Constructive Termination being deemed final;

(e) ADS terminates this Agreement without cause upon sixty (60) days advance written notice; or

(f) ADS terminates this Agreement for cause, with said cause being defined as a conviction of a felony or Executive’s being prevented from providing services hereunder as a result of Executive’s violation of any law, regulation and/or rule.

(g) Executive’s resignation by written notice within one hundred twenty (120) days following a Change in Control, such term being defined as a transaction or series of transactions in which any person or entity (or persons or entities acting as a group) acquires stock of ADS that, together with stock then held by such person, entity or group, results in such person, entity or group holding more than fifty (50%) percent of the fair market value or total voting power of ADS, as well as the Board members prior to the transaction no longer constituting a majority of the Board members following such transaction.

4. ANNUAL COMPENSATION.

(a) During the Term, Executive shall be entitled to compensation for all services performed by Executive pursuant to this Agreement (“Compensation”) as follows:

(i) Executive shall, during the Term, be entitled to a base salary (the “Base Salary”) of THREE HUNDRED FIFTY THOUSAND ($350,000.00) DOLLARS per annum. The Base Salary may be increased (but not decreased) in the reasonable discretion of ADS. The “Base Salary” shall, for all purposes of this Agreement, mean the Base Salary then being paid by ADS to Executive.

(ii) During the Term, Executive shall be eligible for incentive bonus compensation for each calendar year, to be reasonably determined by the Board, which shall consider bonuses paid by similarly situated employers to similarly situated employees.

(b) ADS shall deduct from the Compensation all taxes and other deductions which are required to be deducted or withheld under any provision of any federal, state, or local law now in effect or which may become effective at any time during the term of this Agreement (collectively, the “Withholdings”).

5. FRINGE BENEFITS. During the Term, Executive shall be entitled to all fringe benefits (the “Fringe Benefits”) provided to senior executive employees of ADS, as reasonably determined by the Board. The Fringe Benefits shall specifically include executive health benefits which shall entitle Executive to full reimbursement for all physical examinations and other related services, use of an automobile leased by ADS for use by Executive, premium payments of life and disability insurance comparable to that currently provided, as well as the payment by ADS of all reasonable expenses relating to a foreign language course in which Executive may be enrolled.

6. BUSINESS AND OTHER EXPENSES. ADS will reimburse Executive for all reasonable travel, entertainment and other expenses incurred by Executive in connection with the performance of his duties and obligations under this Agreement. Executive will comply with all reasonable reporting requirements with respect to business expenses as may be established by ADS from time to time. In addition, ADS shall pay to Executive TWENTY THOUSAND ($20,000.00) DOLLARS per year during the Term, payable in ten thousand dollar installments on or before January 15 and July 15, representing non-allocable expenses that shall be deemed additional compensation to Executive.

7. ADDITIONAL BENEFITS.

(a) Executive will be entitled to participate in all other compensation or employee benefit plans or programs and receive all benefits for which salaried employees of ADS generally are eligible under any plan or program now or later established by ADS on the same basis as similarly situated senior executives of ADS. Executive will participate to the extent permissible under the terms and provisions of such plans or programs, in accordance with program provisions.

(b) Upon the execution of this Agreement, ADS shall issue 100,000 shares (the “Shares”) of common stock of ADS to Executive under an applicable stock incentive plan previously approved by shareholders. It is agreed that 50,000 of the Shares will vest immediately, while the remaining 50,000 Shares (the “Unvested Shares”) shall be restricted and subject to a substantial risk of forfeiture in the event that this Agreement is terminated on or before December 31, 2008 pursuant to subparagraphs (a) or (f) of Section 3 of this Agreement, in which event the Unvested Shares shall immediately be forfeited.

8. PAYMENT UPON TERMINATION OF AGREEMENT.

(a) Upon the termination of this Agreement, ADS will pay to Executive any and all earned but unpaid Base Salary and earned but unpaid incentive bonus compensation as of the date of termination. ADS shall pay such amounts due Executive within thirty (30) days of Executive’s last day of service. Any outstanding stock options held by Executive on Executive’s last day of service shall remain exercisable for the life of the option. In addition, ADS shall remain responsible for all rental payments relating to the leased vehicle then used by Executive until the expiration of the lease. Further, Executive shall be permitted to maintain possession of all computer equipment owned by ADS which is then being used by Executive. Executive shall remain reasonably available by electronic mail or telephone to assist with any post-separation transition relating to pre-separation issues.

(b) To the extent that this Agreement is terminated other than pursuant to subparagraphs (a) or (f) of Section 3, Executive shall be entitled to receive: ONE MILLION FOUR HUNDRED EIGHTY THOUSAND ($1,480,000.00) DOLLARS (the “Severance Amount”) as severance. The Severance Amount shall be payable in common stock of ADS (“ADS Stock”), except for the Withholdings, which shall be payable in cash. In the event that (i) ADS is unable to pay part of the Severance Amount in the form of common ADS Stock, or (ii) at the time of issuance or delivery the shares of ADS Stock are not both traded and expected for the foreseeable to be traded in the public markets on a national exchange (for example, without limitation, because a Change in Control results in ADS being a private company), then and in that event, ADS shall pay the Severance Amount in cash. Within twenty (20) business days of the termination of this Agreement, ADS will contribute to a Rabbi Trust (as defined in Section 8(c)) the Severance Amount (whether cash or, if applicable, the number of shares of ADS Stock determined pursuant to section 8(d)).

(c) Payments pursuant to Section 8(b) and 10(c) shall be deposited in the Rabbi Trust. As used herein, the “Rabbi Trust” shall mean a “rabbi trust” to be on terms reasonably acceptable to the Executive and ADS, but in no event less favorable to the Executive than the terms of the rabbi trust set forth in Rev. Proc. 92-64. The amount contributed to the rabbi trust will be released from the trust (together with any earnings thereon) and paid or delivered to the Executive as follows: (i) as to the Severance Amount, the cash or the shares of ADS Stock (as applicable) shall be released from escrow and paid or delivered to Executive six (6) months and one (1) day following termination of this Agreement, and (ii) as to the Covenant Consideration pursuant to Section 10(c), the cash or the shares of ADS Stock (as applicable) shall be released from escrow and paid or delivered to Executive one year following termination of this Agreement, assuming for this clause (ii) only that Executive does not materially breach the provisions of Section 10, in which case such cash or ADS Stock shall be returned to ADS.

(d) To the extent that ADS Stock shall be issued pursuant to subparagraph (b) or (c) of this Section 8, the ADS Stock shall be included on an applicable registration statement filed by ADS as soon as practicable, which is anticipated to be within six (6) months from the date of issuance of any such stock. ADS shall utilize good faith efforts to include ADS Stock in any other registration statement filed by ADS, but shall not be obligated to file a separate registration statement for the ADS Stock. In all events, ADS shall bear all costs of registration of the ADS Stock. In the event that the ADS Stock is not registered within one (1) year from the date of issuance, ADS shall fully cooperate at all times thereafter in allowing Executive to benefit from any and all registration requirement exemptions that shall then exist. In all events, the number of shares of ADS Stock due will be calculated based upon the average closing price of one (1) share of common stock of ADS for the ten (10) trading days preceding the day in which the ADS Stock is issued. Any ADS Stock issued hereunder shall be price protected through the later of: (i) the date on which the applicable registration statement becomes effective, or the date in which such ADS Stock should otherwise become eligible for trading without restriction pursuant to an exemption from registration, or (ii) the date such ADS Stock is delivered to Executive from the Rabbi Trust (such later date, the “Price Protection Date”), such that if the value of the ADS Stock on such Price Protection Date is less than the intended applicable amount as set forth in Section 8(b) or Section 10(c), cash or freely tradable shares of ADS Stock (at ADS’s option) will be issued to Executive to subsidize any shortfall, which cash or additional shares shall be due fourteen (14) months following termination of this Agreement. ADS agrees that it shall not announce or effect any stock split, reverse split or similar transaction for a period of three (3) months following any Price Protection Date. The Parties agree that the various provisions regarding payment of ADS Stock pursuant to the Agreement is intended to benefit both ADS and the Executive as a substitute for cash value, so that notwithstanding any provision herein, any payment hereunder shall be made in cash and not ADS Stock if (i) it is reasonably likely that Executive will not be able, within a reasonable period of time (complying with applicable securities laws), to sell such ADS Stock for cash for any reason including, without limitation, if shares of ADS Stock are not publicly traded following a transaction or (ii) any such issuance would not be in full compliance with applicable securities laws and stock exchange or stock market rules.

9. CONFIDENTIAL INFORMATION.

(a) Executive recognizes and acknowledges that all information pertaining to this Agreement or to the affairs; business; results of operations; accounting methods, practices and procedures; shareholders; acquisition candidates; financial condition; clients; customers or other relationships of ADS or any of its affiliates (“Information”) is confidential and is a unique and valuable asset of ADS or any of its affiliates. Access to and knowledge of the Information is essential to the performance of Executive’s duties under this Agreement. Executive will not, during the Term or thereafter, except to the extent reasonably necessary in performance of his duties under this Agreement, give to any person, firm, association, corporation, or governmental agency any Information, except as may be required by law. Executive will not make use of the Information for his own purposes or for the benefit of any person or organization other than ADS or any of its affiliates. Executive will also use his best efforts to prevent the disclosure of this Information by others. All records, memoranda, etc. relating to the business of ADS or its affiliates, whether made by Executive or otherwise coming into his possession, are confidential and will remain the property of ADS or its affiliates.

(b) Executive will, with reasonable notice during or after the Term, furnish information as may be in his possession and reasonably cooperate (taking into account Executive’s then current employment situation) with ADS and its affiliates as may be required in connection with any claims or legal action in which ADS or any of its affiliates is or may become a party to the extent that such claim or legal action reasonably relates to Executive’s pre-termination duties with ADS.

10. RESTRICTIONS.

(a) During the Term and thereafter for a one (1) year period (the “Restriction Period”), Executive agrees that, without the prior express written approval from the Board, he shall not compete with ADS and its affiliates by directly or indirectly engaging in the Business or by engaging in any business comparable to that of ADS or its affiliates, either directly or indirectly, as an individual, partner, member, corporation, limited liability company, limited liability partnership, officer of a corporation or in any other capacity whatsoever at any location at which ADS or its affiliates conducts business and/or provides any services.

(b) Executive acknowledges that the restrictions contained in this Section 10 of this Agreement, in view of the nature of the activities in which ADS and its affiliates are engaged, are reasonable and necessary in order to protect the legitimate interests of ADS and its affiliates, and that any violation thereof would result in irreparable injuries to ADS and/or its affiliate(s), as the case may be. Executive, therefore, acknowledges that, in the event of the violation of any of these restrictions, ADS shall be entitled to seek from any Court of competent jurisdiction preliminary and permanent injunctive relief, as well as attorneys fees and costs, damages and an equitable accounting of all earnings, profits and other benefits arising from such violation, which rights shall be cumulative, and in addition to any other rights or remedies to which ADS may be entitled.

(c) In consideration for the restrictions contained in this Section 10, as well as in consideration for the services to be provided by Executive pursuant to the terms of Section 9(a), ADS shall pay to Executive the amount of TWO HUNDRED FIFTY THOUSAND ($250,000.00) DOLLARS (the “Covenant Consideration”) payable in ADS Stock, except for the Withholdings, which shall be payable in cash. In the event that ADS is unable to pay part of the Covenant Consideration in the form of ADS Stock, then and in that event, ADS shall pay the Covenant Consideration in cash. Whether in cash or ADS Stock, the cash or ADS Stock shall be deposited in the Rabbi Trust within twenty (20) business days of the termination of this Agreement, and shall be released as provided in Section 8(c). To the extent that ADS is able to pay part of the Covenant Consideration in the form of ADS Stock, then and in that event, all of the terms and conditions set forth in Section 8(d) applicable to the ADS Stock shall similarly be applicable to the common stock issued by ADS incident to the Covenant Consideration, including the issue of those circumstances upon which the Covenant Consideration may be paid in ADS Stock.

(d) If any of the restrictions set forth in this Section 10 should, for any reason, be adjudged invalid or unreasonable in any proceeding, then the validity or enforceability of the remainder of such restrictions or provisions shall not be adversely affected. If the Restriction Period or the area specified in this Section 10 of this Agreement shall be adjudged unreasonable in any proceeding, then the Restriction Period shall be reduced by such number of months, or the area shall be reduced by the elimination of such portion thereof or both, so that such restrictions may be enforced in such area and for such period of time as is adjudged to be reasonable. If Executive violates any of the restrictions contained in this Section 10, the Restriction Period shall not run in favor of Executive from the time of commencement of any such violation until such time as such violation shall be cured by Executive to the satisfaction of ADS.

(e) The terms of this Section 10 shall survive the termination of this Agreement. Executive acknowledges that he can be gainfully employed and still comply with the terms of this Section 10 and that it is not unduly inconvenient to him.

11. INDEMNIFICATION; LITIGATION.

(a) ADS will indemnify Executive to the fullest extent permitted by the laws of the State of Florida in effect at that time, or the certificate of incorporation and by-laws of ADS, whichever affords the greater protection to Executive. Executive will be entitled to any insurance policies ADS may elect to maintain generally for the benefit of its officers and directors against all costs, charges and expenses incurred in connection with any action, suit or proceeding to which he may be made a party by reason of being an officer of ADS.

(b) In the event of any litigation or other proceeding between ADS and Executive with respect to the subject matter of this Agreement, ADS will reimburse Executive for all costs and expenses related to the litigation or proceedings, including attorney’s fees and expenses, providing that the litigation or proceedings results in either a settlement requiring ADS to make a payment to Executive or judgment in favor of Executive.

12. MITIGATION. Executive will not be required to mitigate the amount of any payment provided for hereunder by seeking other employment or otherwise, nor will the amount of any such payment be reduced by any compensation earned by Executive as the result of employment by another employer after the date Executive’s employment hereunder terminates.

13. REMEDIES.

(a) In the event of a breach of this Agreement, the nonbreaching Party may maintain an action for specific performance against the Party who is alleged to have breached any of the terms of this Agreement. This subparagraph (a) of this Section 13 of this Agreement will not be construed to limit in any manner any other rights or remedies an aggrieved Party may have by virtue of any breach of this Agreement.

(b) Each of the Parties has the right to waive compliance with any obligation of this Agreement, but a waiver by any Party of any obligation will not be deemed a waiver of compliance with any other obligation or of its right to seek redress for any breach of any obligation on any subsequent occasion, nor will any waiver be deemed effective unless in writing and signed by the Party so waiving.

14. CONSOLIDATION, MERGER OR SALE OF ASSETS. Subject to the terms of Section 8, this Agreement shall not preclude ADS from consolidating or merging into or with, or transferring all or substantially all of its assets to, another corporation which, subject to the express written consent of Executive, which consent may be withheld for any reason or for no reason, may then assume this Agreement and all obligations and undertakings of ADS hereunder. In that event, “ADS” will mean the other corporation and this Agreement will continue in full force and effect.

15. ATTORNEY’S REPRESENTATIONS. Executive acknowledges that ADS’ counsel, COOPER LEVENSON APRIL NIEDELMAN & WAGENHEIM, P.A., prepared this Agreement on behalf of and in the course of its representation of ADS, and that:

1. Executive has been advised to seek the advice of independent counsel; and

2. Executive has had the opportunity to seek and has, in fact, received the advice of independent counsel of his choosing.

16. NOTICES. Any notices required or permitted by this Agreement or by law to be served on, or delivered to, any Party to this Agreement, shall be in writing and shall be signed by the Party giving or delivering it and sent by courier that guarantees overnight delivery, or by registered or certified mail, return receipt requested, addressed to the Party to whom any communication under this Agreement is to be made. Notice given as provided herein shall be deemed to have been given on the mailing date and, unless otherwise provided herein, shall be effective from that date. Notice shall be sent to the respective Party at the address set forth below. Any Party may change its address for purposes of receiving notices by furnishing notice of such change in the manner set forth above.

If to ADS:
APPLIED DIGITAL SOLUTIONS, INC.
1690 South Congress Avenue- Suite 200
Delray Beach, Florida 33445

If to Executive
Michael Krawitz
400 South Pointe Drive, Apt. 2204
Miami Beach, Florida 33139

17. INVALID PROVISIONS. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and the Agreement shall be construed in all respects as though such invalid or unenforceable provisions were omitted.

18. ASSIGNMENT. This Agreement shall inure to the benefit of and be binding upon ADS, its successors and assigns, and Executive. This Agreement, being for the personal services of Executive, shall not be assignable or subject to anticipation by Executive.

19. AMENDMENTS. The terms and provisions of this Agreement may not be modified except by written instrument duly executed by the Parties.

20. ENTIRE AGREEMENT. This Agreement supersedes all other oral and written agreements between the Parties with respect to the matters contained in this Agreement and, except as otherwise provided herein, this Agreement contains all of the covenants and agreements between the Parties with respect to those matters.

21. LAW GOVERNING AGREEMENT. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida. Any terms and conditions of this Agreement which apply to Executive and/or govern Executive’s behavior after Executive’s termination of employment and/or after the termination of this Agreement shall automatically survive the termination of this Agreement.

22. CONSENT TO JURISDICTION AND VENUE. The Parties hereby consent and submit to the jurisdiction and venue of any state or federal court within the State of Florida, Palm Beach County in any litigation arising out of this Agreement.

23. CAPTIONS AND GENDER. The headings contained in this Agreement are inserted for convenience and reference purposes only and are not intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provisions hereof, and shall not affect in any way the meaning or interpretation of this Agreement or any provisions hereof. All personal pronouns used in this Agreement shall include the other genders whether used in the masculine or feminine or neuter gender, and the singular shall include the plural and vice versa, whenever and as often as may be appropriate.

24. COUNTERPART EXECUTION. This Agreement may be executed in two or more counterparts either by facsimile or otherwise, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties hereto have set their hands and seals as of the date set forth on the first page of this Agreement.

ATTEST:	APPLIED DIGITAL SOLUTIONS, INC

/s/ Kay E. Langsford	/s/ Evan C. McKeown 12/5/06 By: Evan C. McKeown CFO and Senior Vice President

WITNESS:	EXECUTIVE:

/s/ Chris R. Himes	/s/ Michael Krawitz MICHAEL KRAWITZ

ANNEX G

Severance Policy

If the Corporation terminates an employee without Cause, or the employee resigns with Good Reason, then the employee shall be paid severance in accordance with the following schedule:

Position at Applied Digital Solutions, Inc.	Severance	Terms and Conditions
Senior Vice President or Above	One year of base salary based on salary at time of termination	At Corporation’s option payable at once or payable ratably on regular pay days over six months. Severance is reduced by half if employee has been with the Corporation less than one year. Payments cease if, in any material respect, employee engages in a competitive activity with the Corporation or if employee breaches a duty of confidentiality.
Vice President	Six months of salary based on salary at time of termination	At Corporation’s option payable at once or payable ratably on regular pay days over three months. Severance is reduced by half if employee has been with the Corporation less than one year. Payments cease if, in any material respect, employee engages in a competitive activity with the Corporation or if employee breaches a duty of confidentiality.
All other employees	Based on Employee handbook

Note: This applies to Applied Digital Solutions, Inc. only. Policies at subsidiaries vary.

Defined Terms

“Cause” shall mean: (i) Employee’s willful and continued failure to perform his or her duties (other than as a result of total or partial incapacity due to physical or mental illness) for twenty (20) days after a written demand is delivered to Employee on behalf of the Corporation, which specifically identifies the manner in which it is alleged that Employee has not substantially performed his or her duties, (ii) Employee’s dishonesty in the performance of his or her duties, (iii) an act or acts on Employee’s part constituting a felony under the laws of the United States or any state thereof applicable to the Corporation or its business (including securities laws), (iv) any other act or omission which materially injures the financial condition or business reputation of the Corporation or any of its subsidiaries or affiliates or that knowingly breaches corporate financial controls, or (v) Employee’s material breach of his or her obligations not to disclose confidential information of the Corporation or .his or her obligations not to engage in competitive activities with the Corporation.

“Good Reason” shall mean: (i) assignment of duties inconsistent with Employee’s position (including status, title and reporting requirements) or reduction of the Employee’s position (including status, title and reporting requirements), authority, duties or responsibilities, or (ii) relocation of the Corporation’s principle place of business or relocation of Employee’s primary workplace outside of Palm Beach or Broward County.

G-1

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Officers and Directors.

Under Section 145 of the Delaware General Corporation Law, or the DGCL, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145 also provides that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Notwithstanding the instances outlined above where a corporation may indemnify its current and former directors and officers, a corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such. Correspondingly, Applied Digital has purchased and maintain insurance on behalf of its directors and officers against any liability asserted against such directors and officers in their capacities as such.

Applied Digital’s amended and restated bylaws provide that it shall indemnify, to the full extent permitted by law, any of its current or former directors or officers and that it may indemnify, to the full extent permitted by law, any of its current or former employees or agents against any claim, liability or expense incurred as a result of such service, or as a result of any other service on Applied Digital’s behalf, or service at its request as a director, officer, employee member of agent of another corporation, partnership, joint venture, trust or other enterprise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Applied Digital’s directors, officers or controlling persons pursuant to such provisions, Applied Digital has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.	Exhibits and Financial Schedules.

Exhibit
Number		Exhibit Description

2.1		Agreement and Plan of Reorganization by and among Applied Digital, Digital Angel and Digital Angel Acquisition Corp. dated August 8, 2007 (included as Annex A to the joint proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference)
3.1		Certificate of Incorporation of Applied Digital (incorporated by reference to Exhibit 3.1 to Applied Digital’s Form 8-K filed with the SEC on April 25, 2007)
3.2		Amended and Restated Bylaws of Applied Digital (incorporated by reference to Exhibit 3.3 to Applied Digital’s Form 10-Q filed with the SEC on August 9, 2007)
3	.3**	Form of specimen common stock certificate for Applied Digital
5	.1*	Opinion of Holland & Knight LLP regarding validity of the shares of Applied Digital common stock registered hereunder
8	.1**	Opinion of Holland & Knight LLP regarding material federal income tax consequences relating to the merger
23	.1*	Consent of Eisner LLP with respect to Applied Digital
23	.2*	Consent of Eisner LLP with respect to Digital Angel
23	.4*	Consent of Holland & Knight LLP (included as part of Exhibit 5.1)
23	.5**	Consent of Holland & Knight LLP (included as part of Exhibit 8.1)
24	.1**	Powers of Attorney of Applied Digital (included on signature page)
99	.1**	Form of Proxy for Applied Digital
99	.2**	Form of Proxy for Digital Angel
99	.3**	Opinion of Duff & Phelps, LLC (included as Annex B to the joint proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference)
99	.4**	Opinion of Seven Hills Partners LLC (included as Annex C to the joint proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference)
99	.5**	Consent of Duff & Phelps, LLC
99	.6**	Consent of Seven Hills Partners LLC

*	Filed herewith

**	Previously filed

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (§ 230.424(b)(3) of this chapter) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (§ 230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (§ 230.415(a)(1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and Digital Angel being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Delray Beach, State of Florida, on October 4, 2007.

APPLIED DIGITAL SOLUTIONS, INC.

By:	/s/ Michael E. Krawitz
Michael E. Krawitz
Chief Executive Officer and President

Pursuant to the requirements of Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* (Michael E. Krawitz)	Chief Executive Officer, President and Director (Principal Executive Officer)	October 4, 2007

* (Lorraine M. Breece)	Senior Vice President and Acting Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	October 4, 2007

* (Daniel E. Penni)	Chairman of the Board of Directors	October 4, 2007

* (J. Michael Norris)	Director	October 4, 2007

* (Dennis G. Rawan)	Director	October 4, 2007

* (Constance K. Weaver)	Director	October 4, 2007

*	Michael E. Krawitz hereby signs this registration statement on behalf of the persons for whom he is attorney-in-fact on October 4, 2007, pursuant to a power of attorney previously filed.

By:	/s/ Michael E. Krawitz Attorney-in-fact
Dated:	October 4, 2007

EXHIBIT INDEX

Exhibit
Number		Exhibit Description

2.1		Agreement and Plan of Reorganization by and among Applied Digital, Digital Angel and Digital Angel Acquisition Corp. dated August 8, 2007 (included as Annex A to the joint proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference)
3.1		Certificate of Incorporation of Applied Digital (incorporated by reference to Exhibit 3.1 to Applied Digital’s Form 8-K filed with the SEC on April 25, 2007)
3.2		Amended and Restated Bylaws of Applied Digital (incorporated by reference to Exhibit 3.3 to Applied Digital’s Form 10-Q filed with the SEC on August 9, 2007)
3	.3**	Form of specimen common stock certificate for Applied Digital
5	.1*	Opinion of Holland & Knight LLP regarding validity of the shares of Applied Digital common stock registered hereunder
8	.1**	Opinion of Holland & Knight LLP regarding material federal income tax consequences relating to the merger
23	.1*	Consent of Eisner LLP with respect to Applied Digital
23	.2*	Consent of Eisner LLP with respect to Digital Angel
23	.4*	Consent of Holland & Knight LLP (included as part of Exhibit 5.1)
23	.5**	Consent of Holland & Knight LLP (included as part of Exhibit 8.1)
24	.1**	Powers of Attorney of Applied Digital (included on signature page)
99	.1**	Form of Proxy for Applied Digital
99	.2**	Form of Proxy for Digital Angel
99	.3**	Opinion of Duff & Phelps, LLC (included as Annex B to the joint proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference)
99	.4**	Opinion of Seven Hills Partners LLC (included as Annex C to the joint proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference)
99	.5**	Consent of Duff & Phelps, LLC
99	.6**	Consent of Seven Hills Partners LLC

*	Filed herewith

**	Previously filed